Form 20-F
period 2010-03-31
NKSJ Holdings, Inc.
filed 2010-09-29
CIK 1458205

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission file number: 333-163336

NKSJ Horudingusu Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

Japan (Jurisdiction of incorporation or organization)	26-1, Nishi-Shinjuku 1-chome
Shinjuku-ku, Tokyo 160-8338 Japan (Address of principal executive offices)

Hirohisa Kurumida, +81-3-3349-3000, hirohisa.kurumida@nksj-hd.co.jp, +81-3-3349-6546,

26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo 160-8338, Japan

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

On April 1, 2010, the registrant was formed and issued shares of its common stock to the then shareholders of SOMPO JAPAN INSURANCE INC. (“Sompo Japan”) and NIPPONKOA Insurance Company, Limited (“Nipponkoa”) in exchange for the shares of Sompo Japan’s common stock and Nipponkoa’s common stock that they held, at the exchange ratio of one share of the registrant’s common stock for each share of Sompo Japan’s common stock, and 0.9 share of the registrant’s common stock for each share of Nipponkoa’s common stock. As of March 31, 2010, 984,055,299 shares of Sompo Japan’s common stock were outstanding, which were equivalent to 981,055,299 shares of the registrant’s common stock. As of the same date, 752,453,310 shares of Nipponkoa’s common stock were outstanding, which were equivalent to 752,453,310 shares of the registrant’s common stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Non-accelerated filer ☒	Accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

NKSJ Holdings, Inc. was formed on April 1, 2010, at which time it issued shares of its common stock to the then shareholders of SOMPO JAPAN INSURANCE INC. and NIPPONKOA Insurance Company, Limited in exchange for the shares of the latter two companies’ common stock that they held (the “Share Exchange”). As a result, NKSJ Holdings, Inc. is now the ultimate parent company of the consolidated group companies of which SOMPO JAPAN INSURANCE INC. and NIPPONKOA Insurance Company, Limited were previously the respective ultimate parent company. Information of the Company as of or for a period ended a date prior to April 1, 2010 that is disclosed in this annual report is information of either (i) SOMPO JAPAN INSURANCE INC. and/or its consolidated group companies, or (ii) NIPPONKOA Insurance Company, Limited and/or its consolidated group companies.

As used in this annual report, references to the “Company” or “NKSJ” are to NKSJ Holdings, Inc. Also, as used in this annual report, references to “we”, “our” and “us” are to the Company and, except as the context otherwise requires, its subsidiaries.

Unless the context otherwise requires, references in this annual report to “Sompo Japan” refer to Sompo Japan and its consolidated subsidiaries, and references to “Nipponkoa” refer to Nipponkoa and its consolidated subsidiaries.

As used in this annual report, “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan.

As used in this annual report, “U.S. GAAP” means accounting principles generally accepted in the United States, “IFRS” means the International Financial Standards as issued by the International Accounting Standards Board, and “Japanese GAAP” means accounting principles generally accepted in Japan.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on our current expectations, intentions, assumptions, estimates and projections about our businesses and operations, strategies and plans, about the insurance industry, and about capital markets around the world. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “intend”, “target” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or financial condition, or state other forward-looking information. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our stated expectations. Important risks and factors that could cause actual results to be materially different from those expectations are set forth in “Risk Factors” and elsewhere in this annual report.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.     Selected Financial Data.

U.S. GAAP Selected Financial Data of Sompo Japan

The following selected financial data have been derived from Sompo Japan’s consolidated financial statements included in this annual report. These financial statements were prepared in accordance with U.S. GAAP. You should read these data together with the disclosure related to Sompo Japan under Item 5 and Sompo Japan’s consolidated financial statements included in this annual report.

Selected Financial Data Prepared in Accordance with U.S. GAAP

	Year Ended March 31,
	2010	2009	2008
	(Yen in millions, except share numbers, per share data and percentages)
Income Statement Data:
Net premiums written	¥1,291,003	¥1,315,235	¥1,368,723
Net premiums earned	1,325,542	1,358,552	1,377,857
Life insurance premiums	228,331	233,791	245,369
Net investment income	109,818	52,500	125,866
Realized gains (losses) on investments and unrealized gains (losses) on trading securities	71,279	(111,031)	23,501
Total revenues	1,779,083	1,489,456	1,635,814
Total property and casualty losses, claims and loss adjustment expenses	873,141	857,152	922,325
Total expenses	1,604,707	1,579,570	1,649,144
Net income (loss) attributable to Sompo Japan	112,494	(54,153)	(1,641)
Balance sheet data (period end):
Total investments	¥5,122,185	¥4,768,197	¥5,548,450
Total assets	6,727,512	6,365,319	7,194,915
Total liabilities	5,241,412	5,141,617	5,538,372
Common stock	70,000	70,000	70,000
Accumulated other comprehensive income	416,522	253,417	614,994
Total Sompo Japan stockholders’ equity	1,478,983	1,212,924	1,649,366
Number of shares outstanding (in thousands)	984,055	984,545	984,551
Per share data:
Net income (loss) attributable to Sompo Japan stockholders per share—basic	¥114.25	¥(55.00)	¥(1.67)
—diluted	114.16	(55.00)	(1.67)
Sompo Japan stockholders’ equity per share	1,079.68	977.45	1,053.49
Dividends paid to Sompo Japan stockholders’ per share	20.00	20.00	20.00
Dividends paid to Sompo Japan stockholders’ per share (in U.S. dollar)(1)	$0.22	$0.21	$0.19

	Year Ended March 31,
	2010	2009	2008
	(Yen in millions, except share numbers, per share data and percentages)
Key ratios(2):
Net loss ratio(3)	60.08%	57.49%	61.66%
Combined loss and expense ratio(4)	102.57%	98.69%	101.04%

Notes:

(1)	Calculated using the yen-dollar exchange rate at the date following the date of the shareholders’ meeting at which the relevant dividend payment was approved.
(2)	The key ratios relate to the property and casualty insurance reportable segment.
(3)	The ratio of losses insured to net premiums earned.
(4)	Sum of the ratio of losses and loss adjustment expenses incurred to net premiums earned and the ratio of underwriting and administrative expenses incurred to net premium written.

Japanese GAAP Selected Financial Data of Sompo Japan

The following selected financial data have been derived from Sompo Japan’s consolidated financial statements that were prepared in accordance with Japanese GAAP. Such consolidated financial statements were included in Sompo Japan’s annual reports filed with the Japanese authorities pursuant to the Securities and Exchange Law (now the Financial Instruments and Exchange Law) of Japan.

	Year Ended March 31,
	2010	2009	2008	2007	2006
	(Yen in millions, except share numbers, per share data and percentages)
Income statement data:
Ordinary income	¥1,807,781	¥1,767,980	¥1,894,121	¥1,901,599	¥1,931,473
Net premiums written	1,290,948	1,308,194	1,368,740	1,386,662	1,394,783
Net claims paid	873,106	841,304	816,642	820,082	791,268
Loss adjustment expenses	76,543	75,981	72,718	69,710	64,986
Ordinary profit (loss)	48,829	(144,052)	94,063	110,541	114,873
Ordinary expenses	1,758,951	1,912,032	1,800,057	1,791,058	1,816,600
Net income(loss)	39,366	(66,710)	59,636	61,944	67,377
Balance sheet data (period end):
Total assets	6,164,068	5,913,379	6,450,734	7,002,180	6,774,812
Total stockholders’ equity(1)	—	—	—	—	1,361,582
Total net assets(1)	802,843	594,946	1,071,176	1,454,744	—
Common stock	70,000	70,000	70,000	70,000	70,000
Number of shares outstanding (in thousands)	984,055	984,545	984,551	984,467	984,225
Per share data:
Net income (loss) per share: Basic	¥39.98	¥(67.75)	¥60.57	¥62.93	¥68.46
Diluted(2)	39.94	—	60.55	62.88	68.4
Net assets per share	811.64	602.30	1,086.86	1,476.81	1,383.40
Cash dividends paid per share	20.00	20.00	20.00	16.00	13.00
Key ratios:
Equity ratio	12.96%	10.03%	16.59%	20.76%	20.10%
Return on equity	5.66%	(8.02)%	4.73%	4.40%	5.95%
Price earnings ratio	16.41	—	14.53	23.34	24.93

Notes:

(1)	Effective April 1, 2006, Sompo Japan adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standard Board of Japan (“ASBJ”) Statement No. 5, issued on December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, issued on December 9, 2005). Under these accounting standards, the line item previously presented as “total stockholders’ equity” was presented as “total net assets” and the line item “minority interests” is now presented as a component of total net assets. Accordingly, presentation of total net assets as of March 2007, 2008, 2009 and 2010 are not directly comparable to total stockholders’ equity for prior periods.
(2)	Diluted net income per share for the year ended March 31, 2009 is not presented as basic net loss per share was reported for the corresponding period.

IFRS Selected Financial Data of Nipponkoa

The following selected financial data have been derived from Nipponkoa’s consolidated financial statements included in this annual report. These financial statements were prepared in accordance with IFRS. You should read these data together with the disclosure related to Nipponkoa under Item 5 and Nipponkoa’s consolidated financial statements included in this annual report.

Selected Financial Data Prepared in Accordance with IFRS

	Year Ended March 31,
	2008	2009	2010
	(Yen in millions, except per share data)
Income statement data:
Net insurance premium revenue	¥856,706	¥823,635	¥806,157
Investment income	59,174	55,108	51,263
Total income	930,711	839,879	884,775
Profit/(loss) before income taxes	4,192	(40,299)	37,790
Income tax credit	305	16,572	(12,231)
Net profit/(loss)	4,497	(23,727)	25,559
Balance sheet data:
Total assets	¥3,674,859	¥3,277,296	¥3,265,176
Total equity	839,996	625,919	714,803
Share capital	86,767	80,323	138,552
Number of shares outstanding (in thousands)	762,225	752,404	752,453
Per share data:
Earnings/(loss) per share—basic	¥5.78	¥(31.34)	¥33.97
—diluted	5.78	(31.34)	33.92
Cash dividends paid per share	7.50	8.00	8.00
Cash dividends paid per share(1)	$0.07	$0.08	$0.09
Key ratios(2):
Net loss ratio(3)	67.3%	63.4%	63.6%
Combined loss and expense ratios(4)	103.5%	99.2%	100.3%

Notes:

(1)	Calculated using the yen-dollar exchange rate at the date following the date of the shareholders’ meeting at which the relevant dividend payment was approved.
(2)	The key ratios relate to the property and casualty insurance reportable segment.
(3)	The ratio of losses insured to net premiums earned.
(4)	Sum of the ratio of losses and loss adjustment expenses incurred to net premiums earned and the ratio of underwriting and administrative expenses incurred to net premium written.

Japanese GAAP Selected Financial Data of Nipponkoa

The following selected financial data have been derived from Nipponkoa’s consolidated financial statements that were prepared in accordance with Japanese GAAP. Such consolidated financial statements were included in Nipponkoa’s annual reports filed with the Japanese authorities pursuant to the Securities and Exchange Law (now the Financial Instruments and Exchange Law) of Japan.

	Year Ended March 31,
	2006	2007	2008	2009	2010
	(Yen in millions, except per share data)
Income statement data:
Net premiums written	¥717,727	¥712,862	¥698,685	¥663,888	¥645,021
Ordinary income	973,424	1,000,461	975,464	949,106	903,102
Net loss paid	413,773	429,284	419,969	406,234	410,141
Ordinary profit(loss)	24,486	28,130	17,742	(3,043)	30,886
Net income	10,670	15,872	8,991	9,971	14,018
Balance sheet data:
Total assets	¥3,759,621	¥3,700,381	¥3,323,190	¥3,089,523	¥3,051,905
Total shareholders’ equity(*)	791,328	286,877	252,099	249,822	257,684
Common stock	91,249	91,249	91,249	91,249	91,249
Number of shares outstanding (in thousands)	803,184	796,188	762,225	752,404	752,453
Per share data:
Net income per share—basic	¥13.08	¥19.81	¥11.63	¥13.15	¥18.63
—diluted	13.07	19.79	11.62	13.13	18.59
Net assets per share	985.15	962.55	711.58	458.09	576.70
Key ratios:
Return on equity	1.55%	2.04%	1.37%	2.25%	3.60%
Price earnings ratio	82.08	50.98	65.31	43.02	31.51

Notes:

(*)	As a result of the adoption of a new accounting standard, components of total shareholders’ equity changed during the year ended March 31, 2007.

Exchange Rate Data

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥93.40 per $1.00. This was the approximate exchange rate in Japan on March 31, 2010. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

Fiscal year ended March 31,	High	Low	Average(1)	Period-end
2006	¥120.93	¥104.41	¥113.67	¥117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	113.61	99.85
2009	110.48	87.80	100.85	99.15
2010	100.71	86.12	92.49	93.40

Calendar year 2010
March	¥93.40	¥88.43	¥90.72	¥93.40
April	94.51	92.03	93.45	94.24
May	94.68	89.89	91.97	90.81
June	92.33	88.39	90.81	88.49
July	88.59	86.40	87.50	86.43
August	86.42	84.10	85.37	84.10
September (through September 24, 2010)	85.77	83.05	84.49	84.24

(1)	Calculated from the average of the exchange rates on the last day of each month during the period with respect to fiscal years and from the average of daily noon buying rate with respect to calendar years.

As of September 24, 2010, the noon buying rate was ¥84.24 per $1.00.

B.     Capitalization and Indebtedness.

Not applicable.

C.     Reasons for the Offer and Use of Proceeds.

Not applicable.

D.     Risk Factors.

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cash flow could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Risks Relating to the Business Integration

We may fail to realize the anticipated benefits of the business integration due to the challenges of achieving synergy effects and cost savings

In order for the integration efforts associated therewith to be successful, we must realize the anticipated synergy benefits and cost savings from consolidating certain operations of Sompo Japan and Nipponkoa. However, we may not be able to accomplish this business integration process smoothly or successfully. The business integration of certain operations takes time and requires the dedication of significant management resources, which may temporarily distract management’s attention from other strategic opportunities and from day-to-day operation matters.

We face significant challenges in bringing closer Sompo Japan’s and Nipponkoa’s respective organizations, business cultures, procedures and operations, including integration of their IT infrastructures. If we are not able to successfully manage the consolidation process and create a more unified business culture, the anticipated benefits of the business integration may not be realized fully or at all or may take longer to realize than expected.

Our major nonlife insurance subsidiaries are rebuilding their IT systems. In addition to unifying their systems, they are completely upgrading the systems’ basic infrastructure and construction. Such IT system reforms entail a risk of major system failures due to system development or integration in addition to the risk of ordinary failures due to system crashes, malfunctions, or misuse. In light of the risk of such system failures having a material impact on our operations, we have formulated basic policies regarding IT system strategy and risk controls and is endeavoring to implement effective IT system risk controls. However, our earnings and/or financial condition could be adversely affected in the event of a major system failure.

As part of our overall integration effort, we plan to merge our life insurance subsidiaries, Sompo Japan Himawari Life Insurance Co., Ltd., and Nipponkoa Life Insurance Company, Limited, subject to regulatory approval. Both companies are preparing to effectuate the merger by a scheduled effective date of October 1, 2011. Conceivable merger-related risks include those listed below. If any such risks manifest, our earnings and/or financial condition could be adversely affected.

•	Risk of failure to adequately realize anticipated merger synergies

•	Risk of disruptions resulting from merger preparation delays or business process changes

•	Risk of failure to obtain regulatory approval

•	Risk of merger cost increases due to delayed regulatory approval or other unforeseen circumstances

Risks Relating to Our Business

If economic conditions in Japan continue to worsen, our financial condition and results of operations may be adversely affected

We derive most of our insurance underwriting revenues from Japan. In addition, a substantial majority of the investments in our investment portfolio are Japanese equity securities, bonds and loans. Accordingly, our financial condition and results of operations are very dependent on economic conditions in Japan.

Our non-life insurance operations have traditionally depended upon the Japanese automobile insurance market, but the market has been shrinking in size, in terms of dollar amount of coverage written, in recent periods. This shrinkage can be attributed to several factors. First, although the total number of vehicles registered in Japan has remained relatively flat in recent years, the average premiums per vehicle have been declining as consumers shifted to smaller and less expensive cars. Also more people with good driving records are becoming eligible for preferential premium rates upon renewal of their policies, leading to a corresponding reduction in our premium revenue. Under these circumstances, deteriorating economic conditions may even start to adversely affect the total number of vehicles registered in Japan, further reducing the premiums to be written by us. For that reason, an economic downturn may further exacerbate our non-life insurance operations and our financial condition.

An economic downturn does not just affect our financial condition and results of operations by way of smaller business volume. We own a substantial amount of equity stock in other financial institutions to cement our business relationships. While we are currently working to reduce our ownership of those equity securities, decline in stock market caused by an economic downturn or other factors may adversely affect our financial condition and results of operations.

While we currently expect the Japanese economy to follow a gradual recovery path as the improving global economy continues to provide support for exports and production activity, our results of operations and financial condition could be materially adversely affected in the event of a protracted economic downturn.

Deregulation, consolidation and the entry of new competitors have intensified competition in the Japanese insurance industry

The insurance industry overall is undergoing a process of consolidation as industry participants seek to enhance their product and geographic reach, client base, operating efficiency and general market power through merger and acquisition activities. These larger entities may seek to use the benefits of consolidation to, among other things, implement price reductions for the products and services they purchase. If competitive pressures compel us to reduce our prices, our operating margins would decrease. As the insurance industry consolidates, competition for customers may become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, which could reduce our operating margins. In addition, insurance companies that merge may be able to enhance their negotiating position when buying reinsurance and may be able to spread their risks across a larger capital base so that they require less reinsurance.

Japan’s current Insurance Business Law enacted in April 1996 contains provisions designed to deregulate and increase competition in the life and non-life insurance business in Japan. The Insurance Business Law has provisions permitting life insurance companies and non-life insurance companies to enter each other’s business through subsidiaries. The Insurance Business Law also permits the entry of foreign insurance companies with global operations into the Japanese insurance market and the entry of new competitors that have traditionally been engaged in non-insurance business activities. Furthermore, an amendment to the Law Concerning the Non-Life Insurance Rating Organization in 1998 has allowed non-life insurers to set their own premium rates, which has effectively opened the door to premium rate competition. We operate in a business environment in which competition has intensified and accelerated due to these measures.

In addition, changes in the financial services market, including the full liberalization of over-the-counter sales of insurance products at banks in December 2007, accelerated competition in both price and quality of insurance products. Such increased competition may adversely affect our financial condition and results of operations.

Change in the regulatory regime governing Japanese insurance businesses may adversely affect our financial condition and results of operations

Insurance businesses in Japan are subject to a set of comprehensive legal and accounting regulations and frameworks. The existing regulatory regime may change, and there may arise new rules or regulations, in manners we do not currently foresee. Upon such events, the regulatory regime may, among others, cause our premium and other revenues to decrease, or require us to increase the level of our underwriting funds, thereby adversely affecting our financial condition and results of operation.

Japan is prone to natural disasters, which can result in substantial claims on non-life insurance policies

Japan is historically vulnerable to earthquakes, typhoons, windstorms, floods and other types of natural disasters, the frequency and severity of which are inherently unpredictable. These types of natural disasters can have a serious impact on us depending on their frequency, their nature and scope, the amount of insurance coverage we have written in respect of them, the amount of claims for losses, the timing of such claims and the extent to which our liability is covered by reinsurance. As of March 31, 2010, the amounts of natural disaster risk of Sompo Japan and Nipponkoa, calculated as part of computing the solvency margin ratio pursuant to Articles 86 and 87 of the Enforcement Regulations of the Insurance Business Law and the Japanese Ministry of Finance’s Notification No. 50, issued in 1996, were ¥199.7 billion and ¥121.9 billion, respectively.

We set our premium rates at levels we believe are adequate to accommodate the effect of disasters. We also cede certain of the relevant risks to reinsurers under reinsurance policies. However, the occurrence of a natural disaster, or a series of natural disasters, the severity, frequency or nature of which we did not predict, or for which we are not adequately reinsured, could significantly affect our financial condition and results of operations.

Our financial results may be materially adversely affected by unpredictable events

Our business, results of operations and financial condition may be materially adversely affected by unpredictable events and their consequences. Unpredictable events include single or multiple man-made or natural events that, among other things, cause unexpectedly large market price movements, increases in claims or deterioration of economic conditions of certain countries or regions, such as the terrorist attack on the United States on September 11, 2001, the outbreak of Severe Respiratory Syndrome (SARS) in Asia in 2003 and the recent outbreaks of the bird and swine flu and other events.

Similarly, regulatory breaches, human errors, employee misconduct and external fraud, among others, are all part of the operational risk inherent in our business. Such events can potentially result in financial loss or harm to our reputation, or otherwise hinder our operational effectiveness. Our management attempts to control this risk and keep operational risk at appropriate levels. There is no assurance, however, that any of our control measures will prove effective, and we may incur losses from time to time due to operational risk.

We may be required to increase our reserves in case of unforeseen losses, which may adversely affect our financial condition and results of operations

Claim and claim adjustment expense reserves (loss reserves) represent management’s estimate of ultimate unpaid cost of losses and loss adjustment expenses for claims that have been reported and claims that have been incurred but not yet reported. Loss reserves do not represent an exact calculation of liability, but instead represent management estimates, generally utilizing actuarial expertise and projection techniques, at a given accounting date. These loss reserve estimates are expectations of what the ultimate settlement and administration of claims will cost upon final resolution in the future, based on our assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity and frequency, expected interpretations of legal theories of liability and other factors. In establishing reserves, we also take into account estimated recoveries from reinsurance, salvage and subrogation.

The process through which we estimate loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes, among others. The impact of many of these items on ultimate costs for claims and claim adjustment expenses is difficult to estimate. Loss reserve estimation difficulties also differ significantly by product line due to differences in claim complexity, the volume of claims, the potential severity of individual claims, the determination of occurrence date for a claim and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer).

As historical loss experience develops and additional claims are reported and settled, we continually refine our loss reserve estimates in a regular ongoing process. Informed judgment is applied throughout the process, including the application, on a consistent basis over time, of various individual experiences and expertise to multiple sets of data and analyses. Different experts may choose different assumptions when faced with material uncertainty, based on their individual backgrounds, professional experiences and areas of focus. Hence, such experts may at times produce estimates materially different from each other. Experts providing input to the various estimates and underlying assumptions include actuaries, underwriters, claim personnel and lawyers, as well as other company management. Therefore, management may have to consider varying individual viewpoints as part of its estimation of loss reserves.

We consider all significant facts and circumstances known at the time loss reserves are established. Due to the inherent uncertainty underlying loss reserve estimates including but not limited to the future settlement environment, final resolution of the estimated liability will be different from that anticipated at the reporting date. Therefore, actual paid losses in the future may prove to be materially greater than our current loss reserve estimates.

Because of the uncertainties set forth above, additional liabilities may arise for amounts in excess of the current reserves. Sompo Japan entered into certain financial guarantee contracts which are accounted for as insurance contracts. The amounts of outstanding financial guarantees accounted for as insurance contracts were ¥241 billion and ¥296 billion as of March 31, 2010 and 2009, respectively and the amounts of current reserves for outstanding losses and claims related to these financial guarantees were ¥1.2 billion and ¥1.1 billion as of March 31, 2010 and 2009, respectively. Our actual liabilities may prove to be greater than initially calculated due to unforeseen losses, adversely affecting our financial condition and results of operations. In addition, Sompo Japan suffered a loss, on a U.S. GAAP basis, of approximately ¥59.9 billion in the year ended March 31, 2009, on derivative instruments in connection with financial guarantees, due in part to the recent dislocation in the global financial markets and the prolonged sub-prime mortgage problem in the United States, while Sompo Japan booked profit amounting to ¥26.1 billion on derivative instruments mainly due to improvement of the global financial markets and tightening of spread in fiscal year ended March 31, 2010. The carrying amounts of liabilities related to financial guarantees as of March 31, 2010 and 2009 were ¥112 billion and ¥195 billion, respectively. While Sompo Japan no longer underwrites new financial guarantees and liabilities are established based on known factors at year end, the actual losses and claims associated with the outstanding guarantees may exceed its reserve for outstanding losses and claims should the global economic and financial conditions further deteriorate. Sompo Japan’s outstanding guarantees as of March 31, 2010 and 2009 on derivative instruments in connection with financial guarantees were ¥342 billion and ¥582 billion, respectively.

We are subject to risks associated with reinsurance

Reinsurance is a form of insurance that insurance companies buy for their own protection. We use reinsurance to provide greater capacity to write larger policies and to control our exposure to extraordinary losses or catastrophes. An insurance company, referred to as a reinsured, reduces its possible maximum loss on risks by giving, or ceding, a portion of its liability to another insurance company, referred to as a reinsurer. Reinsurance is subject to prevailing market conditions, both in terms of price, which could affect our profitability, and in terms of availability, which could affect our ability to offer insurance. Following the events of September 11, 2001, the Asian Tsunami in 2004, Hurricane Katrina in 2005 and other recent natural disasters, availability of reinsurance generally has been more limited and prices for reinsurance have been higher. Further large catastrophes could make it difficult or impossible to obtain the reinsurance coverage we seek on terms acceptable to us. Furthermore, even if we obtain the reinsurance coverage we seek on terms acceptable to us, we remain vulnerable to credit risk with respect to our ability to recover amounts due from our reinsurers, as the ceding of liabilities to reinsurers does not relieve us of our liability as the direct insurer to policyholders under the contracts with respect to which liabilities have been ceded.

We may not succeed in executing our growth strategies outside of Japan

Our strategy includes expanding our businesses in markets outside of Japan. Each of the following additional factors, among others, could affect our future international operations:

•	The impact of economic slowdown or currency crises in economies outside Japan;

•	Unexpected changes in or delays resulting from regulatory requirements;

•	Exchange controls;

•	Restrictions on foreign investment or the repatriation of profits or invested capital;

•	Changes in the tax systems or rate of taxation;

•	Social, political and economic risks;

•	Natural disasters; and

•	Unexpected spread of contagious diseases.

Our domestic operations are subject to various risks, and our failure to remain competitive may adversely affect our financial condition and results of operations

In addition to the non-life insurance business, we commit a substantial amount of capital to various domestic operations, including life insurance and other businesses. Continuation of these operations may require us to make further capital commitment, prevent us from laying out stable business foundation amidst fierce competition with the established competitors, and subject us to peculiar risks associated with life insurance products and other services. These risks and competitive pressures may result in our failure to achieve the results we had initially contemplated, adversely affecting our financial condition and results of operations.

Our foreign assets and liabilities are exposed to foreign currency fluctuations, which could adversely affect our financial condition and results of operations

Our assets and liabilities are denominated, in part, in foreign currencies such as the U.S. dollar, the euro and the pound sterling. A decrease in the fair value of assets or an increase in the fair value of liabilities as a result of foreign currency fluctuations could adversely affect our financial position. Fluctuations in foreign exchange rates may also give rise to foreign currency translation gains or losses.

Our investment activities entail risks, which may adversely affect our financial condition and results of operations

We invest our policyholders’ premiums in a portfolio of assets, as more fully described in “Information on the Company—Business of Sompo Japan—Investments” and “Information on the Company—Business of Nipponkoa—Investments” contained in Item 4.B of this annual report. Our investment in these assets entails the normal risks associated with these kinds of investments, including the risk that changes in market prices, interests rates, market indices, levels of volatility, price correlations, liquidity or other market factors might result in losses for a specific position or portfolio and the risk that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in our incurring losses.

Particularly important to our financial condition and results of operations is our investment in, and exposure to, the Japanese stock market. To the extent our investment portfolio includes corporate stocks, it will be subject to frequent and volatile changes in their values. As of March 31, 2010, Japanese equities available-for-sale represented 22.5% (¥1,152.0 billion) of total investments other than investments in affiliates for Sompo Japan on a U.S. GAAP and 27.1% (¥711.4 billion) of the same for Nipponkoa on an IFRS basis. While we are working to reduce our ownership of equity securities in general, the vulnerability of our capital structure and operational viability to the frequent and volatile changes in those securities’ values will remain to the extent we continue to hold such equity securities.

We are also subject to interest rate risk due to our investments in fixed income instruments including loans as well as deposit-type insurance and long-term insurance liabilities. When the market interest rates rise, the value of the bonds we hold may decline. When the market interest rates decline, we risk suffering a decrease in interest revenue. We may also suffer a loss where the available interest rates on fixed income instruments for our asset management operation go lower than the originally guaranteed yields for our savings-type and life insurance policies. Since liabilities exceed investment assets exposed to interest rate risk, a decrease in interest rates decreases the value of our portfolio and thereby adversely affects our financial condition.

Our operations and financial condition may suffer where we experience liquidity shortage

While we own large amounts of highly liquid assets in anticipation of future capital requirements including claim payments, we may suffer liquidity shortage where natural disasters, increase in the cancellation of policies or dislocation in the markets force us to borrow money at higher rates than otherwise or dispose of securities in the market on terms significantly less favorable than otherwise. Such or other similar circumstances may adversely affect our financial condition and results of operations.

We are subject to the credit risk of our investment targets and loan counterparties

Our operating performance and financial condition may materially suffer where, due to declined creditworthiness of the issuers of securities we own or bankruptcy of our loan counterparties, we suffer depreciation in value of those securities or fail to collect interest or principal on the loans extended by us.

A downgrade in the financial strength ratings of our operating subsidiaries could limit our ability to market products, increase the number of policies being surrendered and hurt our relationships with customers and trading counterparties

Financial strength ratings purport to measure an insurer’s ability to meet policyholder obligations, and these ratings are an important factor affecting public confidence in most of our products, our competitiveness, and our cost of capital. In addition to our intrinsic financial soundness, external factors such as the ratings of Japanese government bonds and market confidence in Japan’s overall financial system may affect a downgrade, or potential downgrade, of the financial strength ratings of our group companies. Financial strength ratings are subject to reevaluation by the rating agencies at any time. Any negative evaluation may limit our ability to sell our insurance and annuity products, adversely affect our reinsurance business and adversely affect the terms and conditions of the business we conduct with trading counterparties.

We are subject to risk of litigation and other legal proceedings

As an institution engaged in the insurance and other related businesses in and outside of Japan, we regularly strive to ensure our full compliance with all the relevant laws, including the corporate, antitrust, financial and insurance laws of Japan as well as local laws applicable overseas.

Notwithstanding such compliance measures, however, we are subject to the risk of litigation for damages and other legal proceedings in the ordinary course of our business. Adverse developments related to future legal proceedings could have a material adverse effect on our financial condition and results of operations.

Contingencies may affect our financial condition and results of operations

We endeavor to ensure operational continuity through such means as formulating business continuity plans for contingencies such as a major Tokyo earthquake and H1N1 influenza pandemic. Nonetheless, depending on the severity of such a crisis, our earnings and/or financial condition could be adversely affected by disruption of normal business operations.

Unauthorized disclosure of personal information held by us may adversely affect our business

As part of our insurance business, we obtain and manage a large volume of personal information relating to our customers. There have recently been many cases of improper access to and/or disclosure of personal information and records in the possession of corporations and institutions, including leakage of credit card information from online automobile insurance providers. The standards relating to protection of personal information that apply to us have become more stringent under the Law Concerning Protection of Personal Information and rules, regulations and guidelines relating thereto. The provisions of this law applicable to us became effective on April 1, 2005. Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our credibility and brand image may suffer. We may also be required to compensate for economic loss arising out of a failure to protect such information, thereby materially adversely affecting our results of operations and financial condition.

Negative rumors may adversely affect our financial condition and results of operations

If negative rumors about our group or insurance industry are propagated by the mass media, Internet message boards, or other such means, we could suffer a loss of public trust as a result of such rumors, whether accurate or not, influencing the perceptions of customers and/or investors. In such an event, we would endeavor to minimize the impact by responding appropriately to the rumors in a timely manner, but if a negative rumor gains widespread notoriety, our earnings and/or financial condition could be adversely affected.

System failures may adversely affect our reputation, operations and financial condition

Our operations rely heavily on computer and other information systems, and, therefore, system failure risk is inherent in our business. System failures due to unexpected events, the wrongful use of these systems due to deficient or defective security measures or failures due to deficient or defective development or operation of information systems could result in adverse effects on our operations, increased direct or indirect costs due to recovery operations as well as impaired reputation and credibility due to press coverage of such failures. We seek to manage and minimize our system failure risk and have implemented a contingency plan that would allow us to continue our operations in the event of a system failure. However, notwithstanding our mitigating measures, any significant system failure could still materially adversely affect our operations and financial condition.

Japanese life insurance and non-life insurance companies have been subject to increasing scrutiny and regulatory actions in connection with under-payment and non-payment of claims and benefits

As the product offerings of Japanese life and non-life insurance companies have expanded, in recent years the Financial Services Agency of Japan, or the FSA, has more closely scrutinized disclosure made to policyholders and instances in which insurers have failed to pay claims and benefits payable to insured parties. For example, Sompo Japan received administrative orders from the FSA on May 25, 2006 to suspend a part of its business operations and to improve business operations as a result of its failure in certain claim payments and improper conducts and practices under several lines of insurance. On March 14, 2007, Nipponkoa received administrative orders from the FSA for partial suspension of business and for improvement of business in connection with inadequate non-payment in connection with third sector products. On October 23, 2009, Nipponkoa received another administrative order from the FSA due to undue delays in claim payments caused by inadequate claim handling processes.

We take these administrative orders with the utmost seriousness. In response to the FSA orders, Sompo Japan submitted a business improvement plan to the FSA on June 26, 2006, Nipponkoa on April 13, 2007 and on November 24, 2009. Under these plans, we believe we are improving and strengthening governance systems, claims payment and product development administration systems, policyholder protection and benefits, and the legal compliance system. However, given the increasing regulatory scrutiny and administrative orders, we cannot fully assure that we will not be the subject to further review or sanctions in the future.

In addition, the matters relating to under-payment and non-payment of insurance claims, and related negative media attention, could have a negative impact on the public perception of life and non-life insurers in Japan, which could cause customers to avoid insurance and investment products offered by insurance companies in favor of competing products offered by banks, securities companies and other financial service providers.

Risks of Owning the Shares

Since we are a holding company, our ability to pay operating and financing expenses and dividends depends on the financial performance of our principal operating subsidiaries. Our ability to pay dividends also depends on our own dividend-paying capacity

NKSJ, as a holding company, depends on dividends, distributions and other payments from its subsidiaries to fund dividend payments and to fund all payments on its obligations. Many of NKSJ’s operating subsidiaries, including Sompo Japan and Nipponkoa, are subject to certain dividend restrictions. Restrictions or any regulatory action related thereto could impede access to funds that NKSJ will need to make payments on its obligations or dividend payments. This will be so even though the amount of surplus at NKSJ’s level that may be used to pay NKSJ’s dividends will be larger than that of Sompo Japan and Nipponkoa combined. To the extent NKSJ’s ability to pay dividend hinges upon its operating subsidiaries’ ability to distribute funds to Holdings, such ability is more limited than the current ability of Sompo Japan and Nipponkoa, respectively, to pay dividends.

Under the Corporation Law of Japan, or the Corporation Law, we are not able to declare or pay dividends unless we meet specified financial criteria on a “parent-only” basis. Generally, we are permitted to pay dividends only if we have retained earnings on a non-consolidated balance sheet basis as of the end of the preceding fiscal year (determined in accordance with Japanese GAAP). For a more complete description of the restriction on payment of dividends, see Item 10.B “Memorandum and Articles of Association—Dividends—Restriction on Distribution of Surplus”.

Our shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice of publicly listed companies in Japan may significantly differ from that widely followed or otherwise deemed necessary or fair in foreign markets. Our dividend payout practice is no exception. While we intend to publicly announce dividend forecasts on a regular basis, we ultimately determine the actual dividend payment amount to our shareholders of record on a record date, including whether we will make any dividend payment to such shareholders at all, after the expiry of such record date. For the foregoing reasons, our shareholders of record on a record date may not receive the dividend they anticipate.

Investors holding less than a unit of shares have limited rights as shareholders

Pursuant to the Corporation Law relating to joint stock corporations and other related legislation, NKSJ’s articles of incorporation provide that 1,000 shares of common stock constitute one “unit”. The Corporation Law imposes significant restrictions and limitations on holdings of shares that do not constitute whole units. In general, holders of shares of a Japanese corporation’s common stock constituting less than one unit do not have the right to vote and any other rights of a shareholder in respect of those shares, other than those provided by its articles of incorporation. Under the rules of the Japanese stock exchanges, NKSJ’s shares of common stock constituting less than one unit are not permitted to be sold on the stock exchanges.

The foregoing disadvantages of holders of NKSJ’s shares constituting less than one unit are mitigated by two mechanisms. First, a holder of shares of NKSJ’s common stock constituting less than one unit may at any time request NKSJ to purchase those shares. Alternatively, a holder of such shares may request NKSJ to sell to such holder the number of shares necessary to raise its share ownership to a whole unit, provided that NKSJ is obliged to comply with such request only when NKSJ owns a sufficient number of shares to accommodate such request. For a more complete description of the unit share system and its effect on the rights of holders of our shares, see Item 10.B “Memorandum and Articles of Association—Unit Share System”. Nevertheless, to the extent the above mechanisms fail to offset the disadvantages associated with holding less than a whole unit of shares, such shareholders will have limited rights as shareholders than otherwise.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

Our articles of incorporation, our board of directors’ regulations, the Corporation Law and the Insurance Business Law of Japan govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may be different from those that would apply to a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. In addition, NKSJ currently intends that it will terminate its duty to file reports under the Exchange Act as soon as the conditions for termination are met, which is expected to occur on or shortly after April 1, 2011. If NKSJ terminates its duty to file reports under the Exchange Act, thereafter its shareholders will need to obtain NKSJ’s information from public filings it will make, press releases and announcements it will issue and materials that it will directly send shareholders, in each case pursuant to Japanese law or otherwise voluntarily.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our common stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, usually based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

It may not be possible for investors to effect service of process within the United States upon us or our directors, executive officers or corporate auditors, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the U.S. federal or state securities laws

NKSJ is a joint stock corporation organized under the laws of Japan. All of our directors, executive officers and corporate auditors reside outside of the United States. Many of our and their assets are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal or state securities laws.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial information has been prepared on an IFRS basis and gives effect to the establishment of NKSJ, under which Sompo Japan and Nipponkoa became wholly-owned subsidiaries following the Share Exchange. This unaudited pro forma condensed consolidated financial information is based on the acquisition method of accounting under IFRS 3(Revised), after giving effect to the pro forma adjustments described in the accompanying notes. This unaudited pro forma condensed consolidated financial information is also based on and derived from the unaudited IFRS basis consolidated financial information of Sompo Japan, which is converted from the audited U.S. GAAP consolidated financial statements included in this annual report (see Note 3 “Unaudited reverse reconciliation information of Sompo Japan between U.S. GAAP and IFRS”) and the historical IFRS consolidated financial information of Nipponkoa included in this annual report, together with the related notes.

For financial information purposes under IFRS, as a result of the application of the acquisition method of accounting in connection with establishing NKSJ, the purchase price of Nipponkoa shares upon the Share Exchange has been allocated on a preliminary basis to Nipponkoa’s assets and liabilities based on the estimated fair values of those assets and liabilities. The assets and liabilities of Sompo Japan have been reflected at their historical cost bases.

This unaudited pro forma condensed consolidated financial information should be read in conjunction with (1) the historical U.S. GAAP consolidated financial statements (and related notes) and the selected consolidated U.S. GAAP financial data of Sompo Japan included elsewhere in this annual report, and (2) the historical IFRS consolidated financial statements (and related notes) and the selected consolidated financial data of Nipponkoa included elsewhere in this annual report.

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2010 gives effect to the Share Exchange as if it had occurred on March 31, 2010. The unaudited pro forma condensed consolidated income statement gives effect to the Share Exchange as if it had occurred at the beginning of the year ended March 31, 2010.

The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only. This information is not necessarily indicative of the operating results or financial position that might have occurred had the Share Exchange occurred on the dates indicated, nor is it necessarily indicative of future operating results or financial position of NKSJ.

As a result of the Share Exchange, the excess of the fair value of Nipponkoa’s adjusted net assets over their cost will be recognized as other operating income, amounting to ¥348,577 million. In addition, Sompo Japan and Nipponkoa will incur restructuring costs in connection with completing the transaction and integrating the management and businesses of Sompo Japan and Nipponkoa. These non-recurring costs, which consist principally of costs associated with information systems integration, are estimated to be approximately ¥60,000 million on a pre-tax basis for the five-year period beginning from the year ending March 31, 2011 through the year ending March 31, 2015. The portion of such costs expected to be incurred within the 12 months following the consummation of the Share Exchange is estimated to be approximately ¥3,000 million on a pre-tax basis (¥1,917 million, net of tax). The impact of these costs is not included in the unaudited pro forma consolidated financial information.

The unaudited pro forma condensed consolidated financial information does not reflect the transaction costs or any additional unanticipated transaction costs incurred through the date of the Share Exchange or thereafter, nor do they reflect any anticipated synergies or cost savings. In addition, the unaudited pro forma condensed consolidated income statement does not reflect the other operating income described above.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET UNDER IFRS AS OF MARCH 31, 2010

	Historical Sompo Japan(*)	Historical Nipponkoa	Pro Forma Adjustment		Pro Forma Consolidated
					(Yen in million)
Assets
Cash and Cash equivalents	287,051	140,180			427,231
Equity securities	1,418,003	819,986			2,237,989
Debt securities	3,127,348	1,456,439	(1,314)	2.a	4,582,473
Loans and receivables including insurance receivables	833,240	432,757	2,792	2.a	1,268,789
Reinsurance assets	295,631	191,944			487,575
Investment property	49,553	21,689			71,242
Property and equipment	188,123	126,082	(3,572)	2.a	310,633
Deferred income tax assets	138,269	5,664	30,700	2.c	174,633
Value of business acquired	25,679	—	190,566	2.b	216,245
Intangible and other assets	265,415	70,435	16,120	2.b	351,970

Total assets	6,628,312	3,265,176	235,292		10,128,780

Liabilities
Trade and other payables	115,201	44,603			159,804
Retirement benefit obligations	79,173	40,656			119,829
Insurance contract liabilities	4,520,855	2,260,086			6,780,941
Investment contract liabilities	27,671	68,950			96,621
Deferred income tax liabilities	214,254	71,850	75,643	2.c	361,747
Other provisions	17,108	—	80,133	2.b	97,241
Other liabilities	408,315	64,228			472,543

Total liabilities	5,382,577	2,550,373	155,776		8,088,726

Equity
Share capital	146,246	138,552	(138,552 444,962)	1.a	591,208
Other reserves	441,184	223,130	(223,130)		441,184
Retained earnings	651,273	352,341	(352,341)		999,850
			348,577	1.b
Minority interest in equity	7,032	780			7,812

Total equity	1,245,735	714,803	79,516		2,040,054

Total liabilities and equity	6,628,312	3,265,176	235,292		10,128,780

(*)	The historical Sompo Japan information under IFRS has been converted from the audited U.S. GAAP financial statements. See note 3 for further information.

The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT UNDER IFRS FOR THE YEAR ENDED MARCH 31, 2010

	Historical Sompo Japan(*)	Historical Nipponkoa	Pro Forma Adjustment		Pro Forma Consolidated
					(Yen in million)
Insurance premium revenue	1,888,522	909,363			2,797,885
Insurance premium ceded to reinsurers	(247,357)	(103,206)			(350,563)

Net insurance premium revenue	1,641,165	806,157			2,447,322
Fee income	21,933	7,380			29,313
Investment income	118,869	51,263	(3,412)	2.d	166,720
Net realized gains on financial assets	63,906	6,975			70,881
Net fair value gains on assets at fair value through income	26,011	2,143			28,154
Amortization of other provision	2,256	—	4,922	2.b	7,178
Other operating income	17,731	10,857			28,588

Total income	1,891,871	884,775	1,510		2,778,156

Claims and insurance benefits (gross)	1,373,282	673,132			2,046,414
Claims and insurance benefits (ceded)	(201,110)	(99,197)			(300,307)

Claims and insurance benefits (net)	1,172,172	573,935			1,746,107
Change in reserves for insurance and investment contracts (net)	(100,150)	(42,979)			(143,129)

Net insurance benefits and claims	1,072,022	530,956			1,602,978
Commissions and brokerage expenses	231,503	121,264			352,767
Operating and administrative expenses	292,542	138,935	453	2.b 2.e	431,930
Loss adjustment expenses	76,778	35,420			112,198
Amortization of value of business acquired	3,201	—	70,502	2.b	73,703
Other operating expenses	66,813	20,557			87,370

Total Expenses	1,742,859	847,132	70,955		2,660,946

Operating results	149,012	37,643	(69,445)		117,210
Finance costs	(6,365)	(109)			(6,474)
Share of profit of associates	784	256			1,040

Income before income taxes	143,431	37,790	(69,445)		111,776
Income tax expense	(50,935)	(12,231)	25,077	2.f	(38,089)
Minority interests	331	5			336

Net income	92,827	25,564	(44,368)		74,023

Basic earnings per common share	94.28	33.97			44.54
Diluted earnings per common share	94.20	33.92			44.49
Weighted average number of shares outstanding (in thousands):
Basic	984,623	752,467			1,661,843
Diluted	985,413	753,730			1,663,771

(*)	The historical Sompo Japan information under IFRS has been converted from the audited U.S. GAAP financial statements. See note 3 for further information.

The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Note 1 Purchase	price

The following describes the determination of purchase price and the purchase price allocation.

a. Purchase price

The following table shows the calculation of the purchase price.

Calculation of Total Purchase Price

Nipponkoa Shares outstanding as of March 31, 2010		752,453,310
Exchange ratio		0.9
Joint Holding Company Shares issued		677,207,979
Sompo Japan closing share price applied to the share exchange		¥656
Purchase price calculated by outstanding shares (Yen in million)	A	¥444,248
Share warrant issued (Yen in million)	B	¥714
Total purchase price (Yen in million)	A+B	¥444,962

b. Purchase price allocation

Following table shows purchase price allocation derived from the acquisition.

		(Yen in million)
Description		Amount	Ref.
Total purchase price	a	444,962

Book value of Nipponkoa’s net assets	b	714,803
Estimated adjustments to reflect assets acquired at fair value
Debt securities	c	(1,314)	2.a
Loans and receivables including insurance receivables	d	2,792	2.a
Deferred income tax assets	e	30,700	2.c
Property and equipment	f	(3,572)	2.a
Value of business acquired	g	190,566	2.b
Intangibles and other assets	h	16,120	2.b
Estimated amounts allocated to liabilities assumed at fair value
Deferred income tax liabilities	i	(75,643)	2.c
Other provisions	j	(80,133)	2.b
Minority interest	k	(780)

Total fair value of net assets acquired	l=b+c+d+e+f+ g+h+i+j+k	793,539

A gain from the bargain purchase	m=a-l	(348,577)	2.g

Note 2 Pro	forma adjustments

The pro forma adjustments related to the unaudited pro forma condensed consolidated balance sheet as of March 31, 2010 assumes the establishment of NKSJ took place on March 31, 2010. The pro forma adjustments to the unaudited pro forma condensed consolidated income statement for the year ended March 31, 2010 assumes the establishment of NKSJ took place on April 1, 2009.

a.	In connection with the application of the acquisition method of accounting, pro forma adjustments are made in order to reflect fair value of held to maturities securities, loans and receivables and property and equipment, whose historical carrying values are amortized cost.

b.	In connection with the application of the acquisition method of accounting, Value of business acquired (hereinafter referred as “VOBA”), Intangible assets and other provisions are recognized on the balance sheet as of March 31, 2010. VOBA is established whereby insurance contract liabilities, net of VOBA reflects the estimated fair value of the insurance contract liabilities. Accordingly, insurance contract liabilities continue to be accounted for using the Company’s preexisting accounting practices policies with no adjustments. The VOBA balance is estimated based on future cash flow projections from the insurance contracts existing at the establishment date of the joint holding company. The expected future cash flows used in determining such value are based on actuarially determined projections, by each major line of business, of premiums, claims, surrenders, maintenance expenses and other factors. These projections take into account all known or expected factors at the valuation date based on the Company’s experience primarily with respect to non-life claims, and life mortality, morbidity and lapses. The actual experience on purchased business may vary from these projections due to differences in actual claims, mortality, morbidity, lapses, and other factors. For certain contracts, the fair value of the contracts exceeds the recorded insurance liabilities, resulting in a negative VOBA. This negative VOBA, arising on saving type non-life insurance contracts, is presented separately from VOBA as an additional liability and recorded as an adjustment to Other provisions. This amount is established due to the fact that guaranteed interest rate is exceeding the rate which is used in the fair value calculation at the presumed establishment date of the joint holding company. VOBA and negative VOBA is amortized over the policy period reflecting the expected pattern of consumption of the anticipated future economic benefits or losses embodied in the asset. Also, acquired customer-related intangible asset which includes the value of renewal rights and new businesses emerging from agency distribution networks is recognized as intangible assets as a result of the application of the acquisition method of accounting. This intangible asset is amortized over 30 years.

c.	In connection with the application of the acquisition method of accounting, pro forma adjustments are made in order to reflect the estimated deferred income tax assets/liabilities arising from the fair value adjustments of Nipponkoa’s assets and liabilities.

d.	In connection with the application of the acquisition method of accounting, pro forma adjustments are made in order to reflect changes in amortization cost caused by fair value adjustments to the carrying values of loans and held to maturities securities.

e.	In connection with the application of the acquisition method of accounting, pro forma adjustments are made in order to reflect changes in depreciation costs caused by fair value adjustments to the carrying values of property and equipment.

f.	In connection with the application of the acquisition method of accounting, pro forma adjustments are made in order to reflect the tax effects of pro forma adjustments. The pro forma tax adjustments are calculated at the statutory tax rate in effect during the period presented.

g.	The gain from the bargain purchase represents the difference between the purchase price and total fair value of net assets of Nipponkoa and it is recognized under the current situation that the market share price of Sompo Japan, which is used to calculate the purchase price, is lower than net assets value per share of Nipponkoa. The purchase price is determined based on the market price of Sompo Japan shares. Before recognizing a gain on the bargain purchase, we reassessed whether we had identified all of the assets acquired and all of the liabilities assumed, and measured all of them at appropriate fair value based on IFRS3 (Revised).

Note 3 Unaudited	reverse reconciliation information of Sompo Japan between U.S. GAAP and IFRS

Sompo Japan’s audited consolidated financial statements have been prepared in accordance with U.S. GAAP, which differs in certain material respects from IFRS. The effects of the transition to IFRS presented to supplement the unaudited pro forma condensed consolidated financial information are as follows:

Reconciliation of consolidated balance sheet as of March 31, 2010

	U.S. GAAP	Effect of transition to IFRS		IFRS
	(Yen in millions)
Assets
Cash and cash equivalents	287,051	—		287,051
Equity securities	1,418,003	—		1,418,003
Debt securities	3,128,584	(1,236)	3.a	3,127,348
Loans and receivables including insurance receivables	836,712	(3,472)	3.g	833,240
Reinsurance assets	293,242	2,389	3.g	295,631
Deferred income tax assets	2,141	136,128	3.h	138,269
Investment property	43,688	5,865	3.c	49,553
Property and equipment, net of depreciation	174,887	13,236	3.c	188,123
Present value of future profits (VOBA)	27,075	(1,396)	3.d	25,679
Intangible and other assets	516,129	(250,714)	3.e	265,415

Total assets	6,727,512	(99,200)		6,628,312

	U.S. GAAP	Effect of transition to IFRS		IFRS
	(Yen in millions)
Liabilities and equity
Insurance contract liabilities	2,997,473	1,523,382	3.f 3.g	4,520,855
Investment contract liabilities	1,426,457	(1,398,786)	3.f	27,671
Trade and other payables	115,201	—		115,201
Retirement benefit obligations	79,583	(410)	3.b	79,173
Deferred income tax liabilities	214,254	—		214,254
Other provisions (VOBA)	—	17,108	3.d	17,108
Other liabilities	408,444	(129)		408,315

Total liabilities	5,241,412	141,165		5,382,577

Share capital	146,246	—		146,246
Retained earnings	916,215	(264,942)		651,273
Other reserves	416,522	24,662	3.a 3.b 3.h	441,184
Minority interest in equity	7,117	(85)		7,032

Total equity	1,486,100	(240,365)		1,245,735

Total liabilities and equity	6,727,512	(99,200)		6,628,312

Reconciliation of consolidated income statement for the year ended March 31, 2010

	U.S. GAAP	Effect of transition to IFRS		IFRS
	(Yen in millions)
Insurance premium revenue	1,766,692	121,830	3.f	1,888,522
Insurance premium ceded to reinsurers	(247,357)	—		(247,357)

Net insurance premium revenue	1,519,335	121,830		1,641,165
Fee income	21,933	—		21,933
Investment income	118,936	(67)		118,869
Net realized gains on financial assets	77,999	(14,093)	3.a	63,906
Net fair value gains on assets at fair value through income	26,011	—		26,011
Amortization of other provision (Amortization of negative VOBA)	—	2,256	3.d	2,256
Other operating income	16,621	1,110	3.f	17,731

Total income	1,780,835	111,036		1,891,871

Claims and insurance benefits (gross)	1,179,943	193,339	3.f 3.g	1,373,282
Claims and insurance benefits (ceded)	(201,110)	—		(201,110)

Claims and insurance benefits (net)	978,833	193,339		1,172,172
Change in reserves for insurance and investment contracts (net)	(16,880)	(83,270)	3.f 3.g	(100,150)

Net insurance benefits and claims	961,953	110,069		1,072,022
Commissions and brokerage expenses	224,804	6,699	3.e	231,503
Operating and administrative expenses	287,753	4,789	3.b 3.c	292,542
Loss adjustment expenses	76,778	—		76,778
Amortization of VOBA	4,635	(1,434)	3.d	3,201
Other operating expenses	44,955	21,858	3.a 3.c	66,813

Total expenses	1,600,878	141,981		1,742,859

Operating results	179,957	(30,945)		149,012
Finance costs	(6,365)	—		(6,365)
Share of profit of associates	784	—		784

Income before income taxes	174,376	(30,945)		143,431
Income tax expense	(62,128)	11,193	3.h	(50,935)
Minority interests	246	85		331

Net Income	112,494	(19,667)		92,827

a.	Equity securities and debt securities

Accounting treatment of equity securities and debt securities is different under IFRS and U.S. GAAP primarily due to the following:

1)	Unrealized foreign exchange gains or losses on available-for-sale financial assets (hereinafter referred as “AFS”) that are debt securities

Sompo Japan accounts for unrealized foreign exchange gains or losses on AFS debt securities in other comprehensive income in its historical U.S. GAAP consolidated financial statements.

Under IFRS, foreign exchange gains or losses on AFS that are debt securities are recognized in profit or loss.

This difference resulted in a GAAP adjustment of ¥5,475 million, which increased foreign exchange loss (¥18,494 million) and other reserves (¥23,795 million), and decreased AFS securities (¥174 million).

2)	Impairment

Sompo Japan accounts for other-than-temporary declines in the fair values of securities below their cost basis as impairment losses in the historical U.S. GAAP consolidated financial statements. In determining whether such declines are deemed to be other-than-temporary, factors such as the extent of decline in fair value below cost, the length of time that the decline has continued, and the financial condition and near-term prospects of the issuers are considered.

For AFS equity securities, when the book value of the security is above the fair value, an impairment loss is recorded as the difference between the book amount of the asset and its fair value. The fair value used to measure the impairment loss becomes both the asset’s new book amount and its new cost basis. Subsequently, further impairment is assessed based on the book amount after impairment.

Under IFRS, a financial asset is impaired and impairment losses are recorded only if there is objective evidence of impairment. In determining whether impairment exists, factors such as significant financial difficulty of the issuer, high probability of bankruptcy, granting of a concession to the issuer, disappearance of an active or breach of a contract are considered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

For the AFS equity securities, when the book value is above the fair value an impairment loss is recorded as the difference between the book amount of the asset and its fair value. The fair value used to measure the impairment loss becomes the asset’s new book amount but does not become the asset’s new cost basis. Subsequently, impairment is assessed based on the original acquisition cost and not the book amount after impairment.

This difference resulted in a GAAP adjustment of ¥4,586 million, which increased other reserves (¥6,137 million), and decreased net realized gains on financial assets (¥1,551 million).

3)	Application of the equity method for limited partnership

Sompo Japan accounts for the investments in limited partnership interests and other similar types of equity investments with ownership up to 20% using the equity method of accounting in accordance with Accounting Standard Codification (ASC) 323 in the historical U.S. GAAP consolidated financial statements.

Under IFRS, limited partnership investments with ownership up to 20% are considered AFS securities and required to be recorded at fair value.

This difference resulted in a GAAP adjustment of ¥7,232 million, which decreased net realized gains on financial assets (¥12,582 million) and other operating expenses (¥256 million), and increased other reserves (¥19,558 million).

4)	Fair value measurement for debt securities

Sompo Japan uses the current mid price as the fair value of AFS debt securities in the historical U.S. GAAP consolidated financial statements.

Under IFRS, IAS 39 states that the existence of published price quotations in an active market is the best evidence of fair value and they are used to measure the financial asset or financial liabilities when they exist. Further, IAS 39 states the appropriate quoted market price for an asset held is usually the current bid price. Thus, the current bid price is used for fair value measurement on AFS debt securities.

This difference resulted in a GAAP adjustment of ¥1,223 million, which decreased debt securities and other reserves.

The effects of the adjustment described above are summarized as follows:

Account Name	Effect of Unrealized foreign exchange gains or losses on AFS that are debt securities (Refer to 1)	Effect of Impairment (Refer to 2)	Effect of Application of the equity method for limited partnership (Refer to 3)	Effect of Fair value measurement for debt securities (Refer to 4)	Others		Total
	(Yen in millions)
Debt securities	(174)	—	—	(1,223)	161		(1,236)
Other reserves	23,795	6,137	19,558	(1,223)	(23,605)	(*1)	24,662
Net realized gains on financial assets	—	(1,551)	(12,582)	—	40		(14,093)
Other operating expenses	18,494	—	(256)	—	3,620	(*2)	21,858

Note

*1	¥23,605 million of the effect is due to a difference related to retirement benefit obligations and tax effects for GAAP difference (refer to table below):

(Yen in millions)
Retirement benefit obligations (refer to the section b)	(9,678)
Tax effect of Retirement benefit obligations as noted above	3,492
Tax effects for GAAP difference relating to accounting treatment of equity securities and debt securities	(17,419)

Total of effects	(23,605)

*	effective tax rate: 36.09%
*2	¥3,620 million of the effect is primarily due to a difference related to depreciation expenses for non current assets (¥3,990 million) under U.S. GAAP and IFRS. A GAAP difference related to historical business combinations (refer to the section c) would result in different carrying value for such assets.

b.	Retirement benefit obligations

Accounting treatment of retirement benefit obligations is different under IFRS and U.S. GAAP primarily due to the following:

1)	Prior service cost

Sompo Japan accounts for the prior service costs to be recognized as an expense on a straight-line basis over the future service periods of those employees active at the date of the amendment that are expected to receive benefits under the plan in the historical U.S. GAAP consolidated financial statements. Negative prior-service costs first offset previous positive prior-service costs, with the excess recognized in income in the same manner as positive prior-service cost.

Under IFRS, the past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent the benefits are already vested as of the date of an amendment to a defined benefit plan, the prior service costs are recognized immediately.

This difference resulted in a GAAP adjustment of ¥12,430 million, which increased operating and administrative expenses (¥2,342 million) and decreased retirement benefit obligations (¥10,088 million).

2)	Recognition of asset or liability in respect of a defined benefit plan

Sompo Japan recognizes the funded status of the defined benefit plan (that is, the fair value of plan assets less the present value of the projected benefit obligation) in the U.S. GAAP historical consolidated balance sheet. All actuarial gains and losses and past service costs that are not yet recognized as components of net periodic benefit cost are recognized in accumulated other comprehensive income.

Under IFRS, the amount recognized in balance sheet is the funded status of the defined benefit plan (that is, the fair value of plan assets less the present value of the projected benefit obligation), plus or minus actuarial gains and losses and unrecognized past service cost.

This difference resulted in a GAAP adjustment of ¥9,678 million, which increased retirement benefit obligations and decreased other reserves.

c.	Business Combination

Merger with Nissan Fire and Marine Insurance Co., Ltd

Sompo Japan was formed on July 1, 2002, through the merger between Yasuda Fire and Marine Insurance Co., Ltd. and Nissan Fire and Marine Insurance Co., Ltd.

Sompo Japan recognized negative goodwill as a result of this acquisition. Any negative goodwill, after reducing proportionately the fair value assigned and allocated to non current assets, is recognized as an extraordinary gain in the historical U.S. GAAP consolidated financial statements.

Under IFRS, any negative goodwill that remains after reassessment of the acquiree’s identifiable assets, liabilities and contingent liabilities is recognized immediately in income, rather than reducing the fair value of the non current assets. This GAAP difference would result in different carrying values for non current assets, which would also result in a difference related to depreciation expense for these non current assets.

Acquisition of Sompo Japan Himawari Life

Sompo Japan acquired all the outstanding shares of Sompo Japan Himawari Life Insurance Co., Ltd. (“Himawari”) through step acquisitions from 1993 through 2001.

The share of net assets of Himawari is recorded as the accumulation of fair value at each acquisition date in the historical U.S. GAAP consolidated financial statements. There was no requirement to remeasure the share of net assets of Himawari when control was achieved in 2000.

Under IFRS, the share of net assets of Himawari is remeasured and recorded at fair value on the date of the transaction giving rise to control in 2000. The adjustment to any previously held interests of the acquirer in the acquiree’s identifiable assets, liabilities and contingent liabilities is treated as a revaluation of goodwill.

d.	VOBA

Sompo Japan recognized VOBA as the present value of profits embedded in the life insurance contracts and property and casualty insurance contracts acquired through business combinations in the historical U.S. GAAP consolidated financial statements.

Similarly, under IFRS, Sompo Japan recognized VOBA, representing the difference between the fair value of the contractual insurance rights acquired/insurance obligations assumed and insurance contract liability.

VOBA recognized in the historical U.S. GAAP consolidated financial statements is different from one under IFRS, primarily due to the difference of the insurance contract liability amounts that gives rise to the computation of VOBA (refer to section g).

e.	Deferred Policy Acquisition Costs

Under U.S. GAAP, costs that vary with and are directly related to acquisition of insurance policies are capitalized and presented as “Intangible and other assets” in the above reconciliation of the historical U.S. GAAP consolidated balance sheet. Such costs are amortized in proportion to premiums recognized.

Under IFRS, pursuant to the provisions of the Insurance Business Law of Japan and related rules and regulations, Sompo Japan has no deferred policy acquisition costs. Therefore these costs are expensed as incurred and are included in “Commissions and brokerage expenses.”

f.	Investment contract liabilities

Under U.S. GAAP, investment contracts that do not subject the insurance enterprise to risks arising from policyholder mortality or morbidity, premiums and payments are reported as policyholders’ account balances.

Under IFRS, certain liabilities which meet the definition of an insurance contract under IFRS 4, are reclassified from policyholders’ account balances presented in the historical U.S. GAAP consolidated financial statements to insurance contract liabilities. Also premiums and payments for such contracts are accounted for as insurance contracts.

As a result of transition to IFRS, ¥1,398,786 million of the investment contract liabilities were reclassified from investment contract liabilities to insurance contract liabilities. In addition, as a result of the reclassification to insurance contract liabilities, there would be an increase of ¥117,576 million of insurance premium revenue, ¥192,086 million of claims and insurance benefits (gross) and ¥1,110 million of other operating income, and a decrease of ¥74,025 million of change in reserves for insurance and investment contracts (net).

g.	Underwriting reserves

Property and Casualty Insurance Operations

Under U.S. GAAP, property and casualty insurance premiums are earned ratably over the terms of the related insurance contracts. Unearned premiums are recognized to cover the unexpired portion of premiums written. Also, Sompo Japan establishes reserves to provide for the estimated costs of paying claims made by policyholders or against policyholders for all lines of business in the historical U.S. GAAP consolidated financial statements. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported by Sompo Japan and include estimates of all expenses associated with processing and settling these claims. This estimation process is primarily based on historical experience and involves a variety of actuarial techniques, which analyze trends and other relevant factors. Also special accounting treatments are required to reinsurance contracts and financial guarantee insurance contracts under ASC 944.

Under IFRS, pursuant to the provisions of the Insurance Business Law of Japan and related rules and regulations, Sompo Japan is required to maintain underwriting reserves which are mainly recorded in “Insurance contract liabilities” balance. Also, under Japanese GAAP in accordance with the regulations of the Insurance Business Law of Japan, a reserve for outstanding claims has been established to be sufficient to discharge claims incurred and reported. A provision for losses incurred but not reported which relates to long-tailed and material contracts have been made similarly with the computation under U.S. GAAP, and the same provision relating to short-tailed or nonmaterial contracts have been established based on formula method. However, estimates of all expenses associated with unpaid losses and claims are excluded. For reinsurance contracts and financial guarantee insurance contracts, the special accounting treatments required under U.S. GAAP are not prescribed under IFRS as well as Japanese GAAP.

Under U.S. GAAP and IFRS, underwriting reserves subject to be reinsured are represented on grossed up basis. As such, any adjustment resulting from the transition to IFRS related to property and casualty insurance operations, such as the unearned premium reserves, would also result in an adjustment to Reinsurance assets and Claims and insurance benefits.

Life Insurance Operations

Under U.S. GAAP, reserves for future policy benefits for life insurance contracts are determined principally by the net level premium method.

Under IFRS, pursuant to the provisions of the Insurance Business Law of Japan and related rules and regulations, Sompo Japan’s life insurance subsidiaries are required to establish underwriting reserves to provide for the fulfillment of future obligations under life insurance contracts, which are in general calculated using the net level premium method based on assumptions regulated by the Insurance Business Law of Japan. Certain key assumptions including provision for adverse deviation and lapse ratios utilized in Sompo Japan’s U.S. GAAP reserves differ from those set out under the Insurance Business Law of Japan.

As a result, the effects of the adjustment described above are summarized as follows:

Account Name	Effect of reclassification of investment contract liabilities (Refer to section f)	Effect of underwritings —Property and Casualty Insurance Operations	Effect of underwritings —Life Insurance Operations	Others	Total
	(Yen in millions)
Loans and receivable including insurance receivables	—	(1,753)	(2,659)	940	(3,472)
Reinsurance assets	—	2,389	—	—	2,389
Insurance contract liabilities	1,398,786	63,697	60,899	—	1,523,382
Investment contract liabilities	(1,398,786)	—	—	—	(1,398,786)
Insurance premium revenue	117,576	3,040	1,214	—	121,830
Claims and insurance benefits (gross)	192,086	1,363	(110)	—	193,339
Change in reserves for insurance and investment contracts (net)	(74,025)	(25,904)	16,659	—	(83,270)

h.	Income Taxes

Under both U.S. GAAP and IFRS, Sompo Japan accounts for deferred tax assets and liabilities to be computed based on the differences between the financial statement basis and tax basis of assets and liabilities using the liability method.

Deferred tax assets and liabilities recognized under U.S. GAAP and IFRS are different primarily due to the difference in the financial statement basis that gives rise to tax effects.

Also, all available evidence, both positive and negative, is considered to determine whether a valuation allowance is needed in the historical U.S. GAAP consolidated financial statements. Under IFRS, the assessment as to whether deferred tax assets are realizable is primarily based on estimates of future taxable income.

This difference resulted in a GAAP adjustment of ¥138,862 million, which increased deferred income tax assets (¥136,128 million), and decreased other reserves (¥13,927 million) and income tax expense (¥11,193 million).

PRO FORMA PER SHARE DATA

The following table sets forth certain historical unaudited pro forma and pro forma equivalent information with respect to net income per share and dividend per share for the year ended March 31, 2010 and net book value per share as of March 31, 2010 for Sompo Japan and Nipponkoa. The information that follows should be read in conjunction with the unaudited pro forma IFRS condensed consolidated financial information and related notes included elsewhere in this annual report, together with the historical U.S. GAAP consolidated financial information of Sompo Japan and the historical IFRS consolidated financial information of Nipponkoa included elsewhere in this annual report. All amounts shown in the following table are based on IFRS.

The comparative pro forma and pro forma equivalent per share data have been included for comparative purposes only and do not purport to be indicative of (1) the results of operations or financial position which actually would have been obtained if the Share Exchange had been completed at the beginning of the earliest period presented or as of the date indicated or (2) the results or financial position which may be obtained in the future.

	As of and for the year ended March 31, 2010
	Sompo Japan		Nipponkoa		Sompo Japan/ Nipponkoa (consolidated)
	Historical	Pro Forma Equivalent(3)	Historical	Pro Forma Equivalent(3)	Pro Forma
Net book value per share(1)	¥1,258.77	¥1,223.31	¥948.93	¥1,100.98	¥1,223.31
Net dividends per share	20.00	—	8.00	—	—
Net earnings per share(2):
Basic	94.28	44.54	33.97	40.09	44.54
Diluted	94.20	44.49	33.92	40.04	44.49

Notes:

(1)	Calculated using the number of shares outstanding as of March 31, 2010.
(2)	Calculated using the weighted average number of shares outstanding for the period.
(3)	Pro forma equivalent per share amounts were calculated by multiplying the consolidated pro forma per share amounts by the applicable Share Exchange ratio, i.e., 1 share of Sompo Japan to 1 share of NKSJ and 1 share of Nipponkoa to 0.9 shares of NKSJ.

Item 4.	Information on the Company.

A.     History and Development of the Company.

We are a joint stock corporation incorporated under the laws of Japan. Our principal offices are located at 26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo, 160-8338, Japan. Our telephone number is +81-3-3349-3000.

NKSJ Holdings, Inc. was established as a result of the share exchange conducted by SOMPO JAPAN INSURANCE INC. and NIPPONKOA Insurance Company, Limited. The share exchange is described below.

Sompo Japan

Sompo Japan, a joint stock corporation organized under the laws of Japan, is one of the largest non-life insurance companies in Japan in terms of net premiums written for the fiscal year ended March 31, 2010. Sompo Japan underwrites the full range of non-life insurance coverage in Japan, including voluntary automobile and compulsory automobile liability insurance (compulsory automobile liability insurance being hereinafter referred to as “CALI”), fire and allied lines insurance and personal accident insurance. It also accepts and cedes reinsurance for certain lines of non-life insurance coverage. In addition, Sompo Japan engages, through subsidiaries, in life insurance business as well as defined contribution pension, investment trust and investment advisory, healthcare and overseas businesses.

Between April and December 2002, Sompo Japan was formed through a multi-step merger of four non-life insurance companies: The Yasuda Fire and Marine Insurance Company, Limited, which was established in 1888 as Japan’s first fire insurance company; Dai-ichi Property and Casualty Insurance Company, Ltd., which was established in 1996 as a wholly-owned subsidiary of Dai-ichi Mutual Life Insurance Company (now The Dai-ichi Life Insurance Company, Limited), a major Japanese life insurer; The Nissan Fire and Marine Insurance Company, Limited, which was established in 1911 as Japan’s first personal accident insurance company; and The Taisei Fire and Marine Insurance Company, Limited, which was established in Taiwan in 1920 and re-established in Japan in 1950. The merger brought synergy benefits based on decades of knowledge and experience in product development, services and marketing. Also, in May 2002, Sompo Japan formed a business alliance with Credit Saison Co., Ltd. and Saison Automobile & Fire Insurance Co., Ltd. In July 2009 and March 2010, Sompo Japan acquired a further stake in Saison Automobile & Fire so that it currently owns a 85.6% equity interest in the company. Sompo Japan conducts its non-life insurance business primarily through itself, Saison Automobile & Fire as well as Hitachi Capital Insurance Corporation, an equity-method affiliate.

Sompo Japan conducts life insurance business primarily through two subsidiaries. One of them, Sompo Japan Himawari Life Insurance Co., Ltd., was originally formed under a different name, INA Life Insurance Co., Ltd., in 1981 as a wholly-owned subsidiary of Life Insurance Company of North America. In 1983, INA Life Insurance entered into an operating alliance with Yasuda Fire & Marine (one of Sompo Japan’s predecessors), and between 1993 and 2001, Yasuda Fire & Marine acquired additional equity in INA Life Insurance (which changed its name twice during that period) in several stages, finally reaching 100% in December 2001, and the current corporate name was adopted in July 2002. The other subsidiary, Sompo Japan DIY Life Insurance Co., Ltd., was originally formed under a different name in 1999 as a wholly-owned subsidiary of Nissan Fire & Marine (another of Sompo Japan’s predecessors). In August 2000, Yasuda Fire & Marine entered into a comprehensive operational business alliance with Dai-ichi Mutual Life, which Sompo Japan and Dai-ichi Mutual Life agreed to strengthen in April 2008. In connection with that, in September 2008, each of Sompo Japan and Dai-ichi Mutual Life made an equity investment in the other party’s life insurance subsidiary—with Sompo Japan acquiring 10% of the outstanding equity in Dai-ichi Frontier Life Insurance Co., Ltd. (the percentage was subsequently reduced due to an additional equity investment by Dai-ichi Mutual Life in December 2008) and Dai-ichi Mutual Life Insurance acquiring 10% of the outstanding equity in Sompo Japan DIY Life Insurance.

Sompo Japan conducts other businesses—including defined contribution pension, investment trust and investment advisory, healthcare and overseas businesses—through other subsidiaries and affiliates that it or its predecessors formed over the years. These subsidiaries include Sompo Japan Asset Management Co., Ltd. (formed in 1986), Sompo Japan DC Securities Co., Ltd. (formed in 1999), Healthcare Frontier Japan Inc. (formed in 2005) and Sompo Japan Healthcare Services Inc. (formed in 2007) in Japan, as well as various overseas entities such as Sompo Japan Insurance Company of America (formed in 1962), Sompo Japan Asia Holdings Pte. Ltd. (formed in 2008), Sompo Japan Insurance Company of Europe Limited (formed in 1993), Yasuda Seguros S.A. (formed in 1958) and Sompo Japan Insurance (China) Co., Ltd. (formed in 2005), Sompo Japan Insurance (Singapore) Pte. Ltd. (formed in 1989), Sompo Japan Insurance (Hong Kong) Company Limited, (formed in 1977), Tenet Insurance Company Limited (acquired in 2010).

Nipponkoa

Nipponkoa underwrites the full range of non-life insurance coverage available in Japan, including voluntary automobile, compulsory automobile liability, fire and allied lines, personal accident and marine insurance. Nipponkoa underwrites some lines of non-life insurance coverage overseas. Nipponkoa also accepts and cedes reinsurance for certain lines of non-life insurance coverage. Since 1996, Nipponkoa has been engaged in the life insurance business through a wholly-owned subsidiary. Nipponkoa’s head office is located at 3-7-3 Kasumigaseki, Chiyoda-ku, Tokyo 100-8965, Japan, and its telephone number is 81-3-3593-3111.

Nipponkoa was established in April 2001 through a merger of The Nippon Fire & Marine Insurance Co., Ltd., founded in 1892, and The Koa Fire & Marine Insurance Co., Ltd., founded in 1918. The merger was a strategic response to the growing trend of liberalization and deregulation and other changes in the competitive environment at the time, and it created a comprehensive insurance group capable of offering high-quality insurance services based on the two companies’ core non-life and life insurance services. In April 2002, Nipponkoa further merged with Taiyo Fire & Marine Insurance Co., Ltd. in order to reinforce its cooperative relationship with The Taiyo Mutual Life Insurance Company (currently “Taiyo Life Insurance Company”), the parent entity of Taiyo Fire & Marine Insurance Co., Ltd., while capturing the anticipated benefit of market growth both in life and non-life businesses.

Starting in January 2004, Meiji Yasuda Life Insurance Company (“Meiji Yasuda Life”) became an alliance partner of Nipponkoa and began selling Nipponkoa’s non-life insurance products. In July of the same year, Nipponkoa took advantage of such alliance relationship to acquire Yasuda Direct General Insurance Co., Ltd. (“Yasuda Direct”), a subsidiary of Meiji Yasuda Life. Nipponkoa changed the name of Yasuda Direct to “Sonpo 24 Insurance Co., Ltd.”, which has now become Nipponkoa’s one of strategic subsidiaries designed to expand Nipponkoa’s share in voluntary automobile insurance under direct marketing business model using telephone and internet.

Share Exchange

The boards of directors of Sompo Japan and Nipponkoa respectively adopted a Share Exchange Plan, which later was approved by a shareholders’ meeting of the respective companies. Pursuant to the plan, NKSJ Holdings, Inc. was formed—and the Share Exchange became effective—on April 1, 2010.

We entered into the Share Exchange and adopted a holding company structure in order to achieve a flexible management structure and to seek synergies to realize the group’s potential to the fullest extent possible.

Upon the effectiveness of the Share Exchange, NKSJ acquired all of the issued shares of common stock of Sompo Japan and Nipponkoa. Shareholders of Sompo Japan’s common stock whose names appeared on the register of shareholders of Sompo Japan as of the close of March 31, 2010 were allotted shares of NKSJ’s common stock in amounts based on the ratio of 1 Sompo Japan share for 1 NKSJ share, and such amount was reflected in NKSJ’s register of shareholders. Shareholders of Nipponkoa’s common stock whose names appeared on the register of shareholders of Nipponkoa as of the close of March 31, 2010 were allotted shares of NKSJ’s common stock in amounts based on the ratio of 1 Nipponkoa share for 0.9 NKSJ share, and such amount (excluding fractional shares) was reflected in NKSJ’s register of shareholders.

B.     Business Overview.

History of the Japanese Non-Life Insurance Industry

The first Japanese private non-life insurance company was incorporated in 1879. Following the enactment of the Insurance Business Law in 1900, Japanese non-life insurance business prospered, mainly as a result of the rapid expansion of the Japanese economy during World War I. However, this period was followed by a recession, the great earthquake in Tokyo in 1923 and the financial crisis of 1929, which resulted in Japanese non-life insurance companies incurring very substantial losses and led them to reorganize and form various cartels, pools and co-operative associations.

During World War II, under the guidance of the Japanese Government, the industry was again reorganized. The number of companies was reduced from 48 in 1940 to 16 in 1945.

Following the end of World War II, Japanese non-life insurance companies resumed their business without the benefit of an overseas underwriting market and with the loss of almost all of their previous overseas assets and the burden of huge deficits. Nevertheless, the Japanese non-life insurance business grew rapidly, in parallel with the rapid expansion of the Japanese economy from the late 1950s. In the 1970s, the growth rate of the Japanese non-life insurance industry decreased as a result of reduced growth in the Japanese economy, but in the latter half of the 1980s the growth rate again increased, following changes in Japanese social and economic structures. In the 1980s significant non-life insurance business growth was achieved through sales of automobile insurance and by the marketing to individuals of insurance policies with a maturity refund, which customers viewed as an attractive form of investment. However, since the 1990s after the collapse of the Japanese bubble economy, the growth of Japanese non-life insurance business has been sluggish.

After World War II, the non-life insurance business in Japan showed significant growth, primarily due to the growth of the automobile insurance business, consisting of voluntary and (with the introduction in 1955 of the Automobile Liability Security Law) compulsory insurance. The automobile insurance business resulted in a substantial volume of business for the non-life insurance industry. In recent years, however, growth in this category of non-life insurance business has slowed down while deregulation of the industry has led to diversification of Japanese non-life insurance companies’ business activities.

Industry Background

The premium of the non-life insurance in Japan has been closely related to a variety of factors, including the number of housing starts and motor vehicles on the road and the volume of foreign trade. It has also related to the growth of new kinds of risks arising in the course of social and economic development, such as concepts of liability compensation, and to increasing public awareness of insurance and its functions.

The net premium received for the whole non-life insurance industry was ¥6.9 trillion for the fiscal year ended March 31, 2010, while automobile insurance accounted for 49% of the net premium, compulsory automobile liability 11%, fire 15%, personal accident 9%, and others 15%.

The Japanese non-life insurance industry has gone through tremendous changes due to the deregulation and liberalization in the last 10 years. On April 1, 1996, the Insurance Business Law was revised for the first time in 56 years, followed half a year later by the removal of the prohibition on the reciprocal entry between the life and non-life insurance sectors. In July 1998, the mandatory bureau rates were abolished, and the insurance industry entered into a period of liberalization. Mergers and reorganizations became active after 2000. Sompo Japan was created on July 1, 2002 through the merger of Yasuda Fire & Marine Insurance and Nissan Fire & Marine Insurance. Sompo Japan further merged with Taisei Fire Marine Insurance in December of the same year. Nipponkoa was created on April 1, 2001 through the merger of Nippon Fire & Marine Insurance and Koa Fire & Marine Insurance. In October 2004, The Tokio Marine & Fire Insurance Co., Ltd. and The Nichido Fire & Marine Insurance Co., Ltd. established a joint holding company, Millea Holdings, Inc., in April 2002 and merged into Tokio Marine & Nichido Fire Insurance Co., Ltd. in October 2004. Millea Holdings, Inc. (now Tokio Marine Holdings, Inc.) made Nisshin Fire & Marine Insurance Co., Ltd. its wholly owned subsidiary in September 2006. In the latest wave of consolidation in the industry, Mitsui Sumitomo Insurance Group Holdings, Inc. (the holding company of Mitsui Sumitomo Insurance Co., Ltd.), Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Company Co., Ltd. effected a business integration under MS&AD Insurance Group Holdings, Inc. in April 2010. We also effected a business combination of Sompo Japan and Nipponkoa under joint holding company, NKSJ Holdings, Inc. in April 2010. As a result of mergers and reorganizations in the Japanese non-life insurance industry, the number of listed non-life insurance companies or groups, has decreased from 14 (March 31, 2001) to 4 (April 1, 2010). As a result, the Japanese non-life insurance market has come to be dominated by three domestic groups since April 2010: MS&AD Insurance Group Holdings, Inc., Tokio Marine Holdings, Inc. and NKSJ Holdings, Inc. and these top 3 groups in the non-life insurance industry including us account for approximately 88% of the market share in the fiscal year ended March 31, 2010. On the other hand, there are 25 foreign insurance companies which hold non-life insurance operating licenses as of June 30, 2009.

Compulsory Automobile Liability Insurance (or “CALI”)

Under the Automobile Liability Security Law, with certain minor exceptions, all automobiles operated on public roads in Japan are required to be covered by “compulsory automobile liability insurance”, which covers liability for bodily injuries. The purchase of such insurance is a condition for the official registration of automobiles and for periodic vehicle inspections. Generally, without such registration, an automobile cannot be operated in Japan. Compulsory automobile liability insurance is designed to serve the public policy of assuring the injured in automobile accidents minimum payments for their claims against those who are liable due to the ownership, use or maintenance of automobiles involved in such accidents. In the light of such public policy, licensed non-life insurance companies in Japan may not refuse to issue compulsory automobile liability policies absent a reasonable ground under the law.

Under these policies, the maximum amount of coverage for accidents resulting in deaths is limited to ¥30 million per person, for accidents resulting in permanent disabilities, up to ¥40 million per person, and for accidents resulting in other injuries, ¥1.2 million per person. Persons who wish to purchase coverage beyond these maximum amounts may purchase automobile insurance with bodily injury liability coverage on a voluntary basis. In order to mitigate any inconvenience caused by this dual structure, i.e., compulsory and voluntary coverages, the insured is permitted to submit claims for indemnity under both compulsory and voluntary policies to the insurance company that wrote the voluntary policy.

The licensed non-life insurance companies reinsure 100% of the risk under compulsory automobile liability insurance by means of a pooling arrangement among them. Each company’s participating share in the pool is determined mainly on the basis of the market share of direct premiums written by it for compulsory automobile liability insurance and the aggregate amount of its investment assets as compared with those of other insurers. Because of this reinsurance arrangement by the pool, the risk assumed by each non-life insurance company is limited to a certain degree.

Windstorms and Floods

Under fire and allied lines insurance (excluding earthquake insurance), insurers may be required to make indemnity payments of a very large aggregate amount in the event of a large windstorm, flood or other catastrophe. The following table sets forth information concerning major windstorms and floods in Japan, as compiled by The General Insurance Association of Japan.

	Major claims paid (Disasters)			Amount of Claims Paid (Unit: Hundred Million Yen)
Ranking	Disaster	Region	Date	Fire/New Products	Automobile	Marine	Total
1.	Typhoon No. 19	Nationwide	Sep. 26-28, 1991	5,225	269	185	5,679
2.	Typhoon No. 18	Nationwide	Sep. 4-8, 2004	3,564	259	51	3,874
3.	Typhoon No. 18	Kumamoto, Yamaguchi, Fukuoka, etc.	Sep. 21-25, 1999	2,847	212	88	3,147
4.	Typhoon No. 7	Mainly Kinki	Sep. 22, 1998	1,514	61	24	1,600
5.	Typhoon No. 23	West Japan	Oct. 20, 2004	1,113	179	89	1,380
6.	Typhoon No. 13	Fukuoka, Saga, Nagasaki, Miyazaki, etc.	Sep. 15-20, 2006	1,161	147	12	1,320
7.	Typhoon No. 16	Nationwide	Aug. 30-31, 2004	1,037	138	35	1,210
8.	Sep. 2000 Flood	Aichi	Sep. 10-12, 2000	447	545	39	1,030
9.	Typhoon No. 13	Kyushu, Shikoku, Chugoku	Sep. 3, 1993	933	35	10	977
10.	Hail	Chiba, Ibaraki	May 24, 2005	372	303	25	700

Earthquake Insurance

Japan is subject to frequent earthquakes. The loss that may result from one earthquake could be disastrously large and the actuarial analysis may not be as effective due to the lack of adequate statistical data. The Law Concerning Earthquake Insurance was enacted in 1966 to implement an earthquake insurance program for dwellings and contents thereof, which is entitled to the benefit of a partial reinsurance arrangement with the government and is subject to limitations on maximum insured amounts.

Japanese insurers write earthquake insurance pursuant to the Law Concerning Earthquake Insurance in the form of an extension of the coverage of fire insurance for dwellings and contents thereof. The insured amount for earthquake under such policies does not exceed a range of 30% to 50% of the insured amount for fire thereunder up to a maximum of ¥50 million for dwellings and ¥10 million for contents thereof, all as prescribed by the Law Concerning Earthquake Insurance.

Pursuant to the Law Concerning Earthquake Insurance, the aggregate amount of indemnity payable by all insurers to all policyholders per any one occurrence is currently limited to ¥5.5 trillion. The earthquake risks written by direct insurers, including us, are wholly reinsured with Japan Earthquake Reinsurance Company Limited, a private reinsurer in Japan owned by major Japanese non-life insurance companies including us. Pursuant to the Law Concerning Earthquake Insurance, this portfolio is protected by (i) an excess of loss reinsurance cover arranged between Japan Earthquake Reinsurance Company and the Japanese Government and (ii) another excess of loss reinsurance cover arranged among Japan Earthquake Reinsurance Company, Toa Reinsurance Company, Limited, which is another private reinsurer in Japan, and the original direct insurers, including us, which participate in such insurance cover through retrocession agreements with Japan Earthquake Reinsurance Company. The maximum amount which is to be borne by Japan Earthquake Reinsurance Company per any one occurrence, net of the amount covered by reinsurance ceded, is currently ¥605.6 billion. The maximum amount which is to be borne by the Japanese Government per any one occurrence is currently ¥4,301.25 billion. The maximum aggregate amount which is to be borne by the original direct insurers and Toa Reinsurance per any occurrence according to the share specified under the retrocession agreements is currently ¥593.15 billion. The Law Concerning Earthquake Insurance requires that, if there are special needs, e.g., insufficient existing funds, for the payment of indemnity under earthquake insurance policies, the Japanese Government will make efforts to arrange for, or to facilitate, financings by non-life insurance companies for such payment.

Business of NKSJ Holdings, Inc.

We aim to pursue sustainable growth and further improvement of our corporate value by expanding group income through prompt realization of integration synergies and strategic allocation of management resources to growth areas.

Basic Management Policies

Recognizing our social responsibility and public mission in insurance and financial services, we pursue sustained growth by executing management strategies for the entire NKSJ group through operations premised on building highly transparent governance systems and ensuring effective risk management and compliance.

1.	We will enhance management efficiency through collaboration in all areas of our group’s operations to ensure that the effects of the business integration are realized as soon as possible.

2.	Drawing on the solid financial foundation and human resources provided by the business integration, we will strategically invest resources in growth areas in the aim of bolstering earnings on a group-wide basis and enhancing our corporate value.

3.	We will endeavor to enhance operational quality in all of our service processes and provide customers with absolute peace of mind and the highest quality services so as to strengthen the trust that customers place in us.

4.	Utilizing our core business strengths in areas such as the environment, health and medical care, we will fulfill our corporate social responsibility and help to build a sustainable society through active dialog with stakeholders.

5.	We will actively undertake human resources exchanges within the group, effectively utilize know-how, and invigorate our workforce to realize a vibrant and open NKSJ Group that grows together with its employees.

Basic Strategies

We will seek to maximize the value provided to all stakeholders by growing sustainably under a fundamental commitment to responsible business evolution, including the creation of highly transparent governance structures and effective risk management systems.

We will further seek to improve our profit-earning capacity in the domestic property and casualty (P&C) insurance business, which is one of our profit drivers. Also, we plan to shift management resources to promising areas such as domestic life insurance and overseas insurance businesses, and establish a more balanced business portfolio. Moreover, we will seek to invest in growth businesses by utilizing enhanced profit expanded by multiple profit drivers. In this way, the NKSJ Group aims to create a sustainable growth cycle.

Main Business Plans of the NKSJ Group

Our main business plans are outlined below.

1. Domestic P&C insurance—improve earning power

•	By realizing synergies promptly and enhancing earning capacity and management efficiency, we aim to achieve certain adjusted profit targets.

•	Through system integration and thorough review of operations process, we will enhance operating efficiency and reduce expenses.

2. Domestic life insurance—accelerate growth

•	The NKSJ Group’s life insurance subsidiaries, Sompo Japan Himawari Life and Nipponkoa Life, plan to merge in October 2011.

•	By strategically allocating our management resources to the domestic life insurance business, which we believe is a promising area, we aim to achieve certain adjusted embedded value (EV) growth.

3. Overseas insurance—develop into major income source

•

We have identified the overseas insurance business as a core profit driver following the domestic P&C insurance business and domestic life insurance business. We plan to accelerate M&A overseas, and invest as much as ¥200 billion for three years ending FY2012.

•	As our M&A targets, we primarily focus on sectors in which we may realize synergies with our business, especially P&C insurance, and mainly in growing emerging economies.

4. Financial services and other services——expand Group income sources

•	During the fiscal year ending March 31, 2011, we plan to merge/integrate our subsidiaries into a single entity both in asset management business and risk consulting business.

•	We will promote joint operation by utilizing the Group’s sales network of the Group in other businesses such as healthcare, defined contribution pension plans, and environmental businesses.

Capital Management Policy of the NKSJ Group

The NKSJ Group’s basic capital management policy is to enhance corporate value by balancing the three imperatives: “maintaining financial soundness”, “improving capital efficiency”, and “increasing shareholder returns”.

1. Maintaining Financial Soundness

•	We plan to build an integrated risk management structure on a group-wide basis, with a target credit rating of AA.

•	We plan to reduce strategic-holding stocks continuously.

2. Improving Capital Efficiency

•	We plan to allocate capital to investments in growth businesses (e.g., overseas M&As) while maintaining financial soundness.

•	We plan to use individual stock valuations provided primarily by the asset management subsidiary for investment decisions of strategic-holding stocks.

•	We plan to strengthen investment operations through such means as transferring pure investment operations to the asset management subsidiary.

3. Increasing Shareholder Returns

•	We aim to return profits to shareholders primarily by paying a stable dividend supplemented by stock buybacks where warranted by our level of capital.

•	We currently target a total payout ratio* of 50%, such that total shareholder returns amount to 50% of adjusted profit (excluding any increase in embedded value).

*	Total payout ratio = (total dividend + total stock buybacks) / adjusted profit (excluding increase in embedded value of life insurance subsidiaries)

Investment strategy of the NKSJ Group

The NKSJ Group regards investment as a key strategic area. By strengthening investment capabilities through various measures, we aim to improve our investment performance.

1. The Investment Committee

•

The Investment Committee has been set up as an advisory organ to the NKSJ Holdings’ Board of Directors. The committee consists of five directors, and the Chairman and majority of members are outside directors to ensure independent perspectives in decision making.

•

The Investment Committee is involved in a wide manner of investment activities as it establishes our investment strategy and monitors its investment activities. The committee is expected to give advice and recommendations to the Board of Directors as needed.

2. Strengthening investment capabilities

•	Our asset management companies, Sompo Japan Asset Management and Zest Asset Management, plan to merge in FY2010.

•

We will transfer most of the front-office operations of pure investment securities from the two major P&C insurance companies, thereby unifying our investment activities, enhancing our investment structure and improving the investment know-how, as well as increasing investment profit.

3. Management of strategic-holding stocks

•	We currently plan to reduce our strategic-holding stocks gradually over the next three years through the year ending March 31, 2013.

•

In selecting stocks to be sold, we will use stock appraisals offered by asset management companies, including our subsidiary. The Investment Committee determines and monitors the stock selection process performed by our group companies.

Business of Sompo Japan

Non-life Insurance

The following table, prepared on a U.S. GAAP basis, sets forth a breakdown of direct premiums written by Sompo Japan’s principal lines of non-life insurance for each of the fiscal years indicated:

	Year ended March 31,
	2010	2009	2008
	(in millions)
Fire and Allied Lines Insurance(1)	¥201,738	¥198,809	¥198,625
Marine Insurance	37,383	45,553	46,895
Personal Accident Insurance	131,547	128,560	130,144
Voluntary Automobile Insurance	655,820	663,651	665,373
Compulsory Automobile Liability Insurance(2)	177,061	190,627	225,131
Other Insurances(3)	181,901	176,422	175,759

Total	¥1,385,450	¥1,403,622	¥1,441,927

(1)	Includes earthquake insurance.
(2)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See Note 1(16) to Sompo Japan’s consolidated financial statements.
(3)	Major lines of insurance in this category are liabilities, constructions, aviation, guarantee insurance, movables all-risks, transit insurance (for inland transportation of goods), and workers compensation.

The following table, prepared on a U.S. GAAP basis, sets forth a breakdown of each key component of Sompo Japan’s insurance premiums written for the fiscal year ended March 31, 2010:

	Direct premiums written	Reinsurance premiums assumed	Reinsurance premiums ceded	Net premiums written(4)
				Amount	%
	(in millions, except percentages)
Fire and Allied Lines Insurance(1)	¥201,738	¥18,035	¥69,201	¥150,572	11.66%
Marine Insurance	37,383	8,147	16,119	29,411	2.28%
Personal Accident Insurance	131,547	1,229	4,771	128,005	9.92%
Voluntary Automobile Insurance	655,820	730	4,382	652,168	50.52%
Compulsory Automobile Liability Insurance(2)	177,061	108,949	120,743	165,267	12.80%
Other Insurances(3)	181,901	13,106	29,427	165,580	12.82%

Total	¥1,385,450	¥150,196	¥244,643	¥1,291,003	100.00%

(1)	Includes earthquake insurance.
(2)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See Note 1(16) to Sompo Japan’s consolidated financial statements.
(3)	Major lines of insurance in this category are liabilities, constructions, aviation, guarantee insurance, movables all-risks, transit insurance (for inland transportation of goods), and workers compensation.
(4)	Net premiums written = (direct premiums written + reinsurance premiums assumed—reinsurance premiums ceded).

Fire and Allied Lines Insurance

Fire and allied lines insurance is written for individual customers to safeguard their personal financial security and for business customers to protect their on-going business operations. The weighted average length of fire and allied lines insurance as of March 31, 2010 is 23 years. This relatively long weighted average length is due to the sale of single premium, long-term fire insurance to Japanese homeowners.

Sompo Japan offers a wide range of fire and allied lines insurance products which are tailored to the specific needs of individual and business customers. Through the implementation of “PT-R” (discussed in

“—New Retail Market Business Model Reform Project—’PT-R’” below), Sompo Japan has introduced a fully and completely revised new fire insurance product from the viewpoint of customers and insurance agencies.

Sompo Japan underwrites earthquake insurance in Japan pursuant to the Law Concerning Earthquake Insurance in the form of an extension of the coverage of fire insurance for dwellings and contents thereof. For a description of the earthquake insurance system in Japan, see “—Earthquake Insurance” above. Sompo Japan also underwrites earthquake insurance, separately from insurance under the Law Concerning Earthquake Insurance, on a private basis for corporate customers.

Marine Insurance

This line of non-life insurance includes cargo insurance (for marine transportation of goods) and hull insurance. Sompo Japan’s major clients for cargo insurance are Japanese manufacturers and trading companies.

Personal Accident Insurance

Personal accident insurance that Sompo Japan underwrites for individual customers in Japan generally covers bodily injuries of the insured resulting from accidents. Sompo Japan offers a range of accident insurance products, including those that pay a fixed amount in accordance with death, permanent disability or hospitalization, those that provide coverage against accidents during travels, those that cover against traffic accidents, and those that cover loss of income caused by an injury or sickness. Sompo Japan also offers deposit-type insurance under this line.

Voluntary Automobile Insurance

Sompo Japan offers to individual customers a comprehensive automobile insurance product called “ONE-Step”. This was developed through the implementation of “PT-R” (discussed in “—New Retail Market Business Model Reform Project—’PT-R’” below). This product is designed to be easy to understand for the customer. ONE-Step offers comprehensive coverage and is partially customizable. It comes with an insurance handbook that includes the insurance policy and coverage details, and is intended as a tool for making life easier for the customer. All procedures are done electronically through an information technology system and are completely cash-less. Customers may receive assistance from Sompo Japan’s 24-hour call center or through its website. “ONE-Step” customers also receive 24-hour road assistance service.

Compulsory Automobile Liability

For a description of the compulsory automobile liability insurance system in Japan, see “—Compulsory Automobile Liability Insurance” above. The weighted average length of the compulsory automobile liability insurance contracts as of March 31, 2010 is approximately 2 years. Compulsory automobile liability insurance must be purchased at the time a new vehicle is first registered and these policies are generally of 3 years’ duration. Thereafter a new policy must be purchased at the time the vehicle undergoes its roadworthiness test, generally every 2 years.

Other Insurances

Other insurances include liabilities, constructions, aviation, guarantee insurance, movables all-risks, transit insurance (for inland transportation of goods), and workers compensation. Liabilities insurance is written primarily for business customers and includes contractors’ liability insurance and product liability insurance. Movables all-risks insurance generally covers damages resulting from loss, theft or destruction of various types of movables, primarily for businesses. Transit insurance is purchased both by owners of goods that are being transported, to cover physical damage to such goods, and by carriers of such goods, to cover their liabilities arising from the handling of such goods. Workers’ compensation insurance is offered to employers for provisions of benefits to employees as supplements to public insurance for employees.

Losses and Reserves

Loss and Expense Ratios

The following table, prepared on a U.S. GAAP basis, sets forth information with respect to Sompo Japan’s loss and expense ratios for each of the periods indicated. Net loss ratio represents the ratio of net loss incurred to net premiums earned.

	Year ended March 31,
	2010	2009	2008
	(in millions, except percentages)
Fire and Allied Lines Insurance:
Net premiums written	¥150,572	¥149,719	¥150,076
Net premiums earned	161,218	154,884	151,763
Net loss incurred	58,797	59,511	56,782
Net loss ratio	36.47%	38.42%	37.41%
Marine Insurance:
Net premiums written	¥29,411	¥36,781	¥38,350
Net premiums earned	29,695	37,665	38,851
Net loss incurred	13,860	20,615	15,792
Net loss ratio	46.67%	54.73%	40.65%
Personal Accident Insurance:
Net premiums written	¥128,005	¥127,004	¥128,698
Net premiums earned	126,221	125,298	125,368
Net loss incurred	71,206	73,632	72,261
Net loss ratio	56.41%	58.77%	57.64%
Voluntary Automobile Insurance:
Net premiums written	¥652,168	¥660,767	¥662,494
Net premiums earned	659,715	661,659	666,858
Net loss incurred	421,100	393,904	451,227
Net loss ratio	63.83%	59.53%	67.66%
Compulsory Automobile Liability Insurance:
Net premiums written	¥165,267	¥180,019	¥228,550
Net premiums earned	187,788	219,095	235,231
Net loss incurred	153,664	154,936	167,110
Net loss ratio	81.83%	70.72%	71.04%
Other Insurances:
Net premiums written	¥165,580	¥160,945	¥160,555
Net premiums earned	160,905	159,951	159,786
Net loss incurred	77,736	78,369	86,438
Net loss ratio	48.31%	49.00%	54.10%
Total:
Net premiums written	¥1,291,003	¥1,315,235	¥1,368,723
Net premiums earned	1,325,542	1,358,552	1,377,857
Net loss incurred	796,363	780,967	849,610
Net loss ratio	60.08%	57.49%	61.66%
Net loss adjustment expenses incurred—unallocated	76,778	76,185	72,715
Ratio of losses and loss adjustment expenses incurred to net premiums earned(A)	65.87%	63.09%	66.94%
Underwriting and administrative expenses incurred(1)	473,829	468,220	466,733
Ratio of underwriting and administrative expenses incurred to net premiums written(1)(B)	36.70%	35.60%	34.10%
Combined loss and expenses ratios(2)	102.57%	98.69%	101.04%
Net premiums/direct premiums written ratios	93.18%	93.70%	94.92%

(1)	These data are for Sompo Japan’s non-life insurance business only.
(2)	Sum of (A) and (B).

Reconciliation of Beginning and Ending Liabilities for Losses and Claims

The following table, prepared on a U.S. GAAP basis, is a summary reconciliation of the beginning and ending liabilities for losses and claims and claim adjustment expenses for each of the periods indicated:

	2010	2009	2008
	(in millions of yen)
Balance at end of prior year	¥951,457	¥1,005,945	¥967,741
Impact of the adoption of ASC 944-20	234	—	—

Balance at beginning of year	951,691	1,005,945	967,741
Less: reinsurance recoverables	118,331	127,342	125,045

Net balance at beginning of year	833,360	878,603	842,696

Losses incurred for:
Current year	912,785	903,098	898,321
Prior years	(39,644)	(45,946)	24,004

Total losses incurred	873,141	857,152	922,325

Losses paid for:
Current year	483,976	470,906	475,521
Prior years	402,881	413,379	414,071

Total losses paid	886,857	884,285	889,592

Foreign currency translation adjustments	9,497	(18,344)	3,174
Net balance at end of year	829,141	833,126	878,603
Add: reinsurance recoverables	113,969	118,331	127,342

Balance at end of year	¥943,110	¥951,457	¥1,005,945

Changes in Historical Liabilities for Losses and Claims

The table below illustrates the change over time of Sompo Japan’s liabilities for losses and claims at the end of the fiscal years indicated. The liabilities represent the estimated amount for losses and claims arising in the current and all prior accident years that are unpaid as of the balance sheet date.

The first section of the foregoing table, prepared on a U.S. GAAP basis, shows the balance of total liabilities for losses and claims as initially established at the end of each stated fiscal year with reinsurance recoverable disclosed. The second section, reading down, shows the cumulative amounts paid, net of reinsurance and retrocessions, as of the end of the successive fiscal years with respect to the liability initially established. The third section shows the retroactive re-estimation of the initially established total liabilities for losses and claims as of the end of each successive fiscal year, which results primarily from Sompo Japan’s expanded awareness of additional facts and circumstances that pertain to open claims. The last section compares the latest re-estimated balance of total liabilities for losses and claims to the ones initially established and indicates the cumulative development of the initially established balance of total liabilities through March 31, 2010.

For further discussion regarding net reserves for losses and loss expenses, see “Item 5. Operating and Financial Review and Prospects—SOMPO JAPAN—A. Operating Results—Critical Accounting Policies—Insurance Reserves—Losses, Claims and Loss Adjustment Expenses Liability” included elsewhere in this annual report.

Caution should be exercised in evaluating the information shown on this table, as each amount includes the effects of all changes in amounts for prior periods. Conditions and trends that have affected development of liabilities in the past may or may not necessarily occur in the future, and accordingly, conclusions about future results may not be derived from information presented in this table.

	Year Ended March 31,
	2004	2005	2006	2007	2008	2009
	(Yen in millions)
Total gross liabilities for losses and claims	¥874,621	¥953,088	¥988,261	¥967,741	¥1,005,945	¥951,457
Reinsurance recoverable	123,414	158,172	130,823	125,045	127,342	118,331
Total net liabilities for losses and claims	751,207	794,916	857,438	842,696	878,603	833,126
Cumulative paid as of:
One year later	342,810	380,986	396,968	417,161	412,150	398,060
Two years later	487,951	532,410	567,008	570,050	574,610
Three years later	577,404	633,011	649,792	666,439
Four years later	645,890	683,807	713,684
Five years later	677,780	725,427
Six years later	707,805
Liability re-estimated as of:
One year later	774,240	848,639	840,565	868,962	838,400	795,059
Two years later	827,329	837,853	863,853	862,156	852,163
Three years later	809,608	845,881	862,122	878,036
Four years later	809,346	844,419	874,165
Five years later	809,044	851,502
Six years later	815,016
Latest re-estimated gross liability	941,120	998,376	999,053	1,001,140	971,055	907,804
Latest re-estimated reinsurance recoverable	126,104	146,874	124,888	123,104	118,892	112,745
Latest re-estimated net liability	815,016	851,502	874,165	878,036	852,163	795,059
Cumulative gross redundancy (deficiency)	(66,499)	(45,288)	(10,792)	(33,399)	34,890	43,653
Cumulative net redundancy (deficiency)	¥(63,809)	¥(56,586)	¥(16,727)	¥(35,340)	¥26,440	¥38,067

Operations

Sales, Marketing and Underwriting

As of March 31, 2010, Sompo Japan had 46,294 insurance agents, approximately 73% of whom primarily sold Sompo Japan products and accounted for approximately 79% of the total premiums written through Sompo Japan’s agents. Sompo Japan’s agents include corporations and individuals.

The competition among the insurance companies and agents for existing and new customers is intensifying along with the expansion of non-life insurance sales channels and sophistication of customer preferences. Sompo Japan continually educates its insurance agents thoroughly, with the goal of maintaining and strengthening professional insurance agency operations. Sompo Japan seeks to enable its agents to respond effectively to customers’ needs with appropriate knowledge of products and the ability to meet consumer demands.

In an effort to improve the agents’ customer services and strengthen their sales capabilities, Sompo Japan has been implementing programs to improve the quality of overall insurance contract process. To further foster its agents’ operational quality, Sompo Japan has been implementing the “Non-Life Insurance Agent License System” and “Agent Commission Structure”, whereby it educates, trains and incentivizes the insurance agents.

In light of the maturity of the non-life insurance market and the aging population in Japan, it is increasingly necessary to accommodate the customers’ diverse needs. In this respect, Sompo Japan is striving to increase the available pool of sophisticated full-time insurance agents. For this purpose, Sompo Japan has initiated a program called the “Total Life Counselor System”, under which it hires qualified individuals as its trainees for a period of twenty four months (and thirty six months at maximum as the case may be). Throughout this program, Sompo Japan conducts thorough, face-to-face training designed for the trainees to master high-level business knowledge and sales skills as well as the mind-set required to run an insurance agency. In this program, Sompo Japan also provides the trainees with on-the-job sales lessons, with a view to helping the trainees become an independent, full-time insurance agent.

New Retail Market Business Model Reform Project—“PT-R”

For Sompo Japan to achieve sustainable growth, it must work together with the insurance agencies to ensure that Sompo Japan and the agencies continue to be the customers’ preferred choice. To that end, Sompo Japan has launched the “New Retail Market Business Model Reform Project”, known as “PT-R”. “PT” stands for “project”, and “R” stands for “renovation”, “revolution” and “retail”. Under PT-R, Sompo Japan sets customers peace of mind and satisfaction as its central goal, and reviews the entire service processes, ranging from conclusion of an insurance contract to payment of insurance claims, in order to serve the maximum utility for the customers. PT-R initially began with the launch in February 2008 of “ONE-Step”, which is Sompo Japan’s comprehensive personal automobile insurance product. For a description of “ONE-Step”, see “—Non-life Insurance—Voluntary Automobile Insurance” above.

PT-R focuses on maximum utilization of information technology (IT). With PT-R, Sompo Japan has been realizing innovation in four areas: sales process, products, customer contact and claims payment. In the area of sales process, Sompo Japan seeks to make that process even clearer and simpler to understand for the customers with the launch of “Insurance Procedure Navi”, an online platform through which the agents consult, plan, and execute insurance contracts with the customers. This system will ensure a uniform consultation and execution process for Sompo Japan’s insurance products at the agent-level. Sompo Japan also seeks to directly serve its policyholders via online, launching an internet site “My Page” and a mobile phone service that allow renewal and modification of the insurance policies.

In the area of products, Sompo Japan has been developing products that are simplified and easy-to-understand for the customers. For this purpose, Sompo Japan uses visual materials including websites.

In the area of customer contact, Sompo Japan has a multi-access system to allow customers to complete various insurance-related procedures using methods that suit their needs and lifestyles. Sompo Japan has been training its agents to offer high-quality services, and improving its websites, both for personal computers and mobile phones, and call centers.

In the area of claims payment, Sompo Japan has established accident support desks, which are open 24 hours a day, 365 days a year in both Tokyo and Osaka. The accident support desk not only handles accident reports but also offers guidance to customers according to their particular situations, provide tips regarding filing claims, and arrange for towing services. Furthermore, where there is no dispute with the counterparty to the accident, the accident support desk will make insurance payments to expedite the payment process for the customers.

Claims Processing

When customers experience an accident, Sompo Japan serves them at its Service Centers. The Service Centers are the “frontline” of Sompo Japan’s business operation, as much of its interactions with the customers occur in those centers in connection with accident response and payment of claims. As of March 31, 2010 Sompo Japan had a total of 280 Service Centers in Japan.

In order for every employee at the Service Centers to adequately respond to customer needs, Sompo Japan maintains and continues to improve its training programs. Since 2006, it has in place Capability Development Room specifically designated for training at its head office. More recently, it has further improved and standardized on-the-job training programs, while establishing an online educational tool called “e-Learning” to expand access to training. Sompo Japan continues to educate and train its Service Center staff based on the programs tailored to each individual’s career and responsibility.

In connection with the problem of failure to make claim payments at a number of Japanese insurers including Sompo Japan, which culminated in its receipt of administrative orders in 2006, it conducted an internal investigation at its own initiative. Since then, Sompo Japan has worked to restore customer trust by improving its system for managing insurance claim payments. In fiscal 2008, Sompo Japan held a variety of training sessions to ensure swift and accurate insurance payments and to eliminate the causes of complaints, and strived to improve the overall quality of services. In fiscal 2009 and onwards, Sompo Japan aims to provide customers with peace of mind and satisfaction by ensuring accurate insurance payouts and meticulously informing the customers of the progress of Sompo Japan’s response to an accident.

As part of Sompo Japan’s efforts to keep the customers informed of insurance claim payments, Sompo Japan sends out “Guide to Making Insurance Claims” for automobile insurance customers. This guide explains the insurance payments that customers can receive according to the particular circumstances of their accident and the terms of their insurance coverage. Besides automobile insurance, Sompo Japan also posts a guide on making other casualty insurance claims on its corporate website. Furthermore, Sompo Japan sends out postcards to customers to notify them when accident response processes have been completed. These postcards are sent to customers who have declined to make insurance claims due to various circumstances despite their submission of accident reports, or to customers found not to be eligible for payment under their policies. Sompo Japan also sends out an information document on insurance claims to customers who, after a certain period of time, have not yet confirmed their intention to file a claim.

Also part of Sompo Japan’s efforts to improve its claim processing operation are measures taken to ensure the customers understand the policy content at the initial contracting stage. These measures include thorough explanation of the key points of each insurance policy, introduction of Policy Confirmation Forms, and annual distribution of direct mailings to policyholders of long-term fire and third-sector insurance products which contain details regarding the present status of the relevant policy.

Reinsurance

Sompo Japan engages in both reinsurance cession and reinsurance underwriting. At Sompo Japan, the principle for retention and reinsurance cession is determined in consideration of the composite factors such as the status of risk and capital, volatility of the underwriting result and the reinsurance market environment. Internal guidelines for reinsurers’ security are set up to avoid possible deterioration of reinsurance recoverables due to the reinsurers’ insolvency. In accordance with the guidelines, Sompo Japan selects the reinsurers with certain credit rating level or above to mitigate the credit risk. Furthermore, the cession to any one reinsurer is limited to avoid excessive accumulation.

Protection for Natural Catastrophic Risks

Sompo Japan quantifies the probable maximum loss arising out of a natural catastrophic event across the class of business, utilizing stochastic models including in-house ones. The optimal retention and reinsurance for natural catastrophic risks is determined through careful deliberation by the Management Board. The material factors are considered such as status of risk and capital affected, by the worst case scenario, status of catastrophic loss reserves, and efficiency and sustainability of the reinsurance scheme, when the reinsurance scheme is developed.

Principle for Inward Reinsurance Underwriting

Sompo Japan offers worldwide reinsurance services in Tokyo and Hong Kong through the Reinsurance Department. With a particular focus on insurance companies in Asia and Middle East, Sompo Japan provides reinsurance capacity through Sompo Japan Reinsurance Company Limited based in Hong Kong. Sompo Japan has been also a corporate member of Lloyd’s of London since 1993. Sompo Japan has a conservative underwriting principle, selecting risks with the following considerations:

•	Evaluate contract individually in view of the balance between risk and return;

•	Examine underwriting result of acceptances periodically and reflect the result in its policy;

•	Evaluate the exposure quantitatively and stochastically utilizing models to underwrite natural catastrophic risks; and

•	Diversify the portfolio to avoid significant accumulation or excessively uneven distribution of exposure over countries or regions.

Sompo Japan monitors reinsurance market trends closely and seeks to respond to changes of the market without delay.

The following table, prepared on a U.S. GAAP basis, sets forth Sompo Japan’s reinsurance premiums assumed and ceded and retention ratio for each of the periods indicated:

	Year ended March 31,
	2010	2009	2008
	(in millions, except percentages)
Direct premiums written	¥1,385,450	¥1,403,622	¥1,441,927
Reinsurance premiums assumed	150,196	156,977	212,850
Reinsurance premiums ceded	(244,643)	(245,364)	(286,054)

Net premiums written	¥1,291,003	¥1,315,235	¥1,368,723

Retention ratio(1)	84.07%	84.28%	82.71%

(1)	Retention ratio is calculated by dividing the net premiums written by the aggregate of the direct premiums written and the reinsurance premiums assumed.
(2)	The table above contains the value of the compulsory automobile liability insurance and the earthquake insurance.

Overseas Business

Sompo Japan regards the overseas insurance business as a central element of its growth strategy and seeks to increase earnings by allocating management resources mainly to countries and regions that are expected to achieve high growth and profitability in the medium-term, including China, India, Brazil and the ASEAN region. In these countries and regions, Sompo Japan will strive to develop markets by expanding existing businesses and pursuing mergers and acquisitions. Sompo Japan also aims to provide high-quality insurance services worldwide for Japanese companies operating overseas, a strategy linked to the domestic non-life insurance business.

Sompo Japan’s international network encompasses operations include those in North America (comprising the United States, Canada and Mexico, with the regional base in New York), South America (regional base in Sao Paulo), Europe, Africa and the Middle East (regional base in London), East Asia (regional base in Dalian), and South Asia and Australasia (based in Singapore). This expansive network allows Sompo Japan to provide customers with a wide range of support as they work to expand their worldwide operations.

To establish a sales system covering every major area of the world, Sompo Japan has set up a network of overseas subsidiaries and underwriting agencies in Europe, Africa and the Middle East, and North, Central and South America, as well as in China, Southeast Asia and Oceania. As of July 1, 2010, Sompo Japan has

subsidiaries, branches and liaison offices in 29 countries providing insurance services and risk management expertise, with approximately 140 expatriates from Japan working together with highly motivated local employees.

East Asia

As the East Asian economies continue to expand, many companies from all over the world, including Japan, are making inroads into these markets, especially into China.

On June 1, 2005, Sompo Japan Insurance (China) Co., Ltd. was established in Dalian, China. Furthermore, with the official approval from China Insurance Regulatory Commission, Sompo Japan Insurance (China) Co., Ltd. established a Shanghai branch office on October 15, 2007. In February 2009, Sompo Japan Insurance (China) Co., Ltd. received official approval from China Insurance Regulatory Commission to establish a branch in Guangdon Province, which started its operations in March. With the opening of the Guangdong branch, Sompo Japan became the first Japanese non-life insurance company to run operating bases in three regions of China, namely North China (Liaoning Province), East China (Shanghai City) and South China (Guangdong Province).

As well as being the first Japanese non-life insurance company to have established a local subsidiary in the Chinese insurance market, Sompo Japan insurance (China) Co., Ltd. plans to develop a strong presence in the Guangzhou and Suzhou areas, where most Japanese business activity is concentrated, in order to be able to offer insurance services directly to those of Sompo Japan’s customers who have business interests in the region.

Through Sompo Japan System Solutions Inc. (“SJS”), Sompo Japan also set up a System Development Center in Dailan, China. The aim is to establish an SJS-led system development structure in which the whole process from system design to testing is conducted in China. Through the new center, SJS seeks to enhance the efficiency of system development and secure a stable source of excellent IT professionals for its Chinese operations.

In South Korea and Taiwan, Sompo Japan commenced operations of two wholly owned insurance brokerage subsidiaries, namely Sompo Japan Consulting (Korea) Inc. in April 2009 and Sompo Japan Insurance (Taiwan) Brokers Co., Ltd. in May 2009. Sompo Japan is the first Japanese non-life insurance company to establish wholly owned insurance brokerage subsidiaries in these markets.

The two subsidiaries will conduct business together with leading local insurance companies that are in alliance with Sompo Japan to provide high-quality insurance consulting services, particularly for Japanese companies operating locally. In addition, they will aim to further increase profits by engaging in the reinsurance business together with major Korean insurance companies that do not have business bases in the ASEAN countries.

South Asia and Australasia

Sompo Japan has established a network centered on its wholly-owned subsidiary Sompo Japan Insurance Company (Asia) Pte. Ltd. in Singapore. The network consists of Asian subsidiaries in Indonesia, the Philippines, Thailand and Vietnam, as well as the hub subsidiary in Singapore, which also operates a liaison office in Myanmar.

In September 2008, Sompo Japan further established Sompo Japan Asia Holdings Pte. Ltd. in Singapore as its regional headquarters in Southeast Asia, with an aim of strengthening the group management systems in the region, centering on the ASEAN countries. With Sompo Japan subsidiaries and affiliates in Southeast Asia under its umbrella, Sompo Japan Asia Holdings Pte. Ltd. seeks to provide management supervision and enhanced support to strategic projects across the whole region, while also furthering business expansion and reinforcing internal control.

In 2007, Sompo Japan developed its business in Malaysia drastically by purchasing a 30% equity stake of Berjaya General Insurance Bhd. Subsequently, the company changed its name to Berjaya Sompo Insurance Berhad to reflect this partnership. It now provides insurance products and services nationwide. In 2010, Sompo Japan further expanded its business in South Asia through acquisition of Tenet Insurance Company in Singapore.

In 2008, Sompo Japan established an overseas subsidiary insurance company in India, Universal Sompo General Insurance Limited (main office in Mumbai), as a joint enterprise with two Indian state banks and one private bank. Sompo Japan’s partners in this corporate joint venture have a combined total of approximately 4,800 branches across the whole of India, as well as a solid customer base and proven track records in retail insurance sales.

In addition to the main office in Mumbai, Sompo Japan has established offices in Delhi, Calcutta and Chennai, and run its Indian business as a four-region system. Sompo Japan is continuing with its efforts to establish more branches and lay out greater business infrastructure in the main cities. Through Sompo Japan’s insurance business expertise and the nationwide sales network offered by its partners in this venture, Sompo Japan aims to expand its business activities in the steadily growing economy of India, and offer insurance services to the Japanese companies rapidly taking root in the region.

In addition to the above, Sompo Japan has its branch office in Australia with operating history of more than 35 years, which covers Australasia region.

Europe

Sompo Japan has been serving clients in Europe for about 50 years since it first set up a liaison office in London in 1958. At present, a wholly-owned subsidiary, Sompo Japan Insurance Company of Europe Limited, conducts underwriting and provides claim settlement, risk management and insurance information mainly to Japanese companies. With offices in the U.K., Belgium, France, Germany, Italy, the Netherlands and Spain, Sompo Japan’s operations cover the insurance markets of Europe as well as those of Africa and the Middle East. To further expand its operations in Europe and the Middle East, Sompo Japan has reached an agreement with Fiba Holding Anonim Sirketi and its affiliates to acquire Turkish non-life insurance company, Fiba Sigorta Anonim Sirketi in June, 2010. Through this transaction, Sompo Japan aims to expedite its growth in these regions.

North America

In North America, Sompo Japan conducts property and casualty insurance operations through its U.S. subsidiary, Sompo Japan Insurance Company of America, which has its main regional base in New York. The company has branch offices in Los Angeles, Chicago, Atlanta, San Francisco and Nashville, and also operates SJA Insurance Agency, LLC in Charlotte, North Carolina, to strengthen its own underwriting capability and administrative processing functions. In addition, Sompo Japan provides insurance services in Canada through its Toronto office and in Mexico by its subsidiary, Sompo Japan Insurance De Mexico, S.A. de C.V., which started operation in March 1998.

South America

Sompo Japan’s main base of operations in South America is its subsidiary in Brazil, Yasuda Seguros S.A., which was established in 1958. In 1959, this company became the first subsidiary of a Japanese insurance company licensed to underwrite insurance in Brazil. At present, Yasuda Seguros provides services for the insurance needs of affiliates of Japanese companies, but the majority of its clients are local businesses and individuals. On July 24, 2009, Sompo Japan, through Yasuda Seguros, acquired 50% of Maritima Seguros S.A. (“Maritima”)’s common shares and 70% of its non-voting preferred shares. Maritima conducts retail business with a strong brand name and a solid sales network of brokers and banks in Brazil.

Investments

Sompo Japan’s investments are made with funds that are derived from two separate categories of accounts: (i) savings-type accounts; and (ii) general accounts. Funds in savings-type accounts consist of such portion of deposit premiums by policyholders under savings-type insurance that have not been due for refund to the policyholders. Funds in general accounts consist of all other funds available to Sompo Japan.

Sompo Japan’s basic investment policy is to maximize the total return while providing an appropriate degree of risk control. In particular, its investment policy regarding general accounts is to aim to maximize the net asset value in the medium to long term by taking risks within an acceptable range. Sompo Japan controls risk by diversifying its portfolios, such as equities, bonds and loans. With regards to savings-type accounts, to satisfy the liabilities associated with the refund feature, Sompo Japan’s investment policy is to primarily invest in yen-denominated deposits, savings, call loans, bonds and loans based upon the asset and liability management (ALM) approach and thereby secure stable earnings that can cover the payment of maturity refunds and other underwriting costs.

The following table, prepared on a U.S. GAAP basis, sets forth Sompo Japan’s investments as of each date indicated:

	As of March 31,
	2010	2009
	(in millions of yen)
Investments—other than investments in affiliates
Securities held-to-maturity:
Fixed maturities, at amortized cost	¥861,405	¥842,185
Securities available-for-sale:
Fixed maturities, at fair value	2,056,247	1,977,614
Equity securities, at fair value	1,263,586	1,022,384
Trading securities:
Fixed maturities, at fair value	210,932	189,231
Equity securities, at fair value	43,128	35,601
Mortgage loans on real estate	29,408	36,185
Investment real estate	43,688	47,801
Policy loans	26,970	25,978
Other long-term investments	547,531	575,956
Short-term investments	39,290	15,262

Total investments	¥5,122,185	¥4,768,197

Securities available- for-sale

	As of March 31,
	2010	2009
	(in millions of yen)
Japanese bonds	¥1,663,942	¥1,589,758
Foreign bonds	392,305	387,856
Total bonds other than affiliates	2,056,247	1,977,614
Japanese equities	1,152,033	932,405
Foreign equities	111,553	89,979
Total equities other than affiliates	1,263,586	1,022,384

Total securities available-for-sale	¥3,319,833	¥2,999,998

Japanese bonds. Sompo Japan invests in Japanese government bonds and corporate bonds to achieve returns higher than deposits and savings or call loans. Sompo Japan maintains Japanese bond portfolio a certain degree of liquidity to meet future obligations arising from the policies.

Foreign bonds. Sompo Japan invests in government and corporate bonds of foreign countries to seek the diversifying investments and obtaining higher return than Japanese bonds. Sompo Japan manages and controls foreign exchange exposures within certain parameters, primarily by using forward exchange contracts.

Japanese equities. Sompo Japan invests in equity securities of Japanese companies, primarily in equity securities listed on a stock exchange in Japan as part of the efforts to realize its overall investment objectives. Sompo Japan also seeks to maintain and enhance its business relationships with major corporate customers in Japan by investing in the equity securities of those customers on a long-term basis.

Foreign equities. Sompo Japan invests in equity securities of foreign companies, which are listed on each country’s stock exchange to seek to diversify investments and to obtain higher investment returns.

Loans

Sompo Japan invests in loans which generally generate relatively high interest income. The following table, prepared on a U.S. GAAP basis, shows Sompo Japan’s investments in loans (other than those to related parties) as of each date indicated:

	As of March 31,
	2010	2009
	(in millions of yen)
Mortgage loans on real estate	¥29,408	¥36,185
Policy loans	26,970	25,978
Collateral and guaranteed loans	189,866	188,553
Unsecured loans	246,376	266,530

Total	¥492,620	¥517,246

Short-term Investments

Sompo Japan’s short-term investments consist of term deposits, denominated in yen or other foreign currencies, which are either secured or subject to a maturity term of over three months. On a U.S. GAAP basis, Sompo Japan held ¥39.3 billion and ¥15.3 billion short-term investments as of March 31, 2010 and 2009, respectively.

Cash and cash equivalents

Sompo Japan seeks to hold adequate levels of deposits, savings and call loans in cash and cash equivalents in order to maintain liquidity for indemnity payments which may become due any time upon occurrence of the risks covered by the policies.

Investment Results

The following table, prepared on a U.S. GAAP basis, sets forth the breakdown of Sompo Japan’s “Net investment income” for each period indicated:

	2010	2009	2008
	(in millions of yen)
Investment income:
Fixed maturities	¥62,144	¥62,047	¥66,551
Equity securities	28,543	36,654	46,959
Mortgage loans on real estate	812	1,134	1,303
Investment real estate	4,626	4,402	4,300
Policy loans	1,001	957	897
Other long-term investments	19,372	(47,205)	10,426
Short-term investments	132	652	1,181
Other	2,305	3,509	4,808

Gross investment income	118,935	62,150	136,425
Less: Investment expenses	9,117	9,650	10,559

Net investment income	¥109,818	¥52,500	¥125,866

As at March 31, 2010 and 2009, “Accrued investment income” included in other assets amounted to ¥14,643 million and ¥14,718 million, respectively.

Net realized gains (losses) and change in unrealized gains (losses) on fixed maturity securities, equity securities and other investments for the years ended March 31, 2010, 2009 and 2008 are shown as below.

	Fixed maturities	Equity securities	Other investments	Net gains (losses)
	(in millions of yen)
2010:
Realized gains (losses) on investments and unrealized gains (losses) on trading securities	¥2,705	¥74,325	¥(5,751)	¥71,279
Change in unrealized gains (losses) on investments other than trading securities	(14,436)	242,100	—	227,664

Total	¥(11,731)	¥316,425	¥(5,751)	¥298,943

2009:
Realized gains (losses) on investments and unrealized gains (losses) on trading securities	¥(22,455)	¥(73,187)	¥(15,389)	¥(111,031)
Change in unrealized gains (losses) on investments other than trading securities	(24,615)	(492,383)	—	(516,998)

Total	¥(47,070)	¥(565,570)	¥(15,389)	¥(628,029)

2008:
Realized gains (losses) on investments and unrealized gains (losses) on trading securities	¥14,535	¥12,662	¥(3,696)	¥23,501
Change in unrealized gains (losses) on investments other than trading securities	(3,804)	(615,615)	—	(619,419)

Total	¥10,731	¥(602,953)	¥(3,696)	¥(595,918)

Life Insurance

Sompo Japan satisfies the customers’ diverse life-insurance needs through the rich product lineup supported by its subsidiaries, Sompo Japan Himawari Life Insurance Co., Ltd. and Sompo Japan DIY Life Insurance Co., Ltd. as well as by Sompo Japan’s strategic partner, The Dai-ichi Life Insurance Company, Limited.

Sompo Japan Himawari Life Insurance Co., Ltd. was established in 1981 as a Japanese subsidiary of CIGNA Corporation, which is headquartered in Philadelphia, U.S.A. In 1983, it formed a business alliance with Yasuda Fire & Marine Insurance Company (now Sompo Japan), and, in December 2001, it became a wholly owned subsidiary of Yasuda Fire & Marine Insurance Company. With a long record of achievement as a foreign-owned life insurance company, Sompo Japan Himawari Life led the Japanese life and non-life insurance industry in the introduction of third-sector insurance products, such as medical insurance, and remains a leading provider of these products. In August 2008, Sompo Japan Himawari Life launched the “Kenkou no omamori” insurance series. This is a whole-life insurance with supplemental medical insurance coverage that features reasonable premiums and covers not only costs for same-day admission or surgery resulting from illness or injury, but also, by adding a rider, costs for advanced medical technologies not covered by regular health insurance throughout the policyholder’s life. The new policy has proved very popular, with more than 340,000 contracts signed in the 22 months after its launch. Sompo Japan Himawari Life’s extensive product range also includes a variety of death cover products, such as income guarantee insurance with no surrender value.

With the aging population and the social healthcare reform in Japan, Sompo Japan expects the third-sector insurance market, such as medical insurance, to continue to grow. Having long invested in this third-sector business, Sompo Japan Himawari Life ranks among the top life insurance subsidiaries to a non-life group in terms of the number of policies executed. Furthermore, Sompo Japan Himawari Life is also strengthening its sales and marketing network for its first-sector business of death policies.

Sompo Japan DIY Life Insurance Co., Ltd. markets life insurance products using non-face-to-face methods, such as mail order, telephone sales and Internet sales. “Ichinen kumitate hoken”, its leading product, is a fixed-term policy with one-year duration. Policyholders have the ability to review and modify their contracts according to their life stage, and to freely add special coverage for hospitalization, cancer or monthly income protection.

Sompo Japan continues to benefit from its comprehensive business partnership with The Dai-ichi Life Insurance Company, Limited. Dai-ichi Life Insurance provides Sompo Japan with a variety of products including “Shin Dou Dou Jinsei” as well as service functions only made possible at Dai-ichi Life Insurance. In September 2008, Sompo Japan invested in Dai-ichi Frontier Life Insurance Co., Ltd., while Dai-ichi Life Insurance acquired a stake in Sompo Japan DIY Life Insurance. Sompo Japan and Dai-ichi Life Insurance are also sharing know-how in the variable annuity insurance field.

Asset Management and Other Financial Operations

Sompo Japan seeks to support its customers’ safe and effective management of their pension asset through Sompo Japan DC Securities and Sompo Japan Asset Management

Defined Contribution (DC) Pension Business

On October 1, 2001, a defined contribution pension system was introduced in Japan upon the effectiveness of the Defined Contribution Pension Law. Established in May 1999 as Yasuda Kasai CIGNA Securities Co., Ltd., Sompo Japan DC Securities Co., Ltd. specializes in defined contribution pension products. It began to offer products and services in November 2001.

Sompo Japan DC Securities offers business proprietors and pension scheme members convenient solutions in the form of bundled services that encompass all aspects of DC scheme management, including scheme design, investment education, member account management and record management. In addition to the timely, efficient establishment of schemes, it also maintains the quality and consistency of member services after their establishment.

With its highly effective scheme design consultation services, full-rage bilingual services and more, Sompo Japan DC Securities has gained top ratings in customer satisfaction surveys conducted by non-profit organizations. Its security systems are also very effective. In March 2006, it achieved certification under the ISMS standard, and in September 2006 it was authorized to use the Privacy Mark.

Investment Trust and Investment Advisory Business

Sompo Japan Asset Management Co., Ltd. was established in 1986 to conduct investment advisory business. In March 1998, the company became the first Japanese non-life insurance-related asset management company to enter into the investment trust business, a move based on expertise acquired through its pension asset management in the investment advisory business.

In February 1999, it formed a capital alliance with TCW Group Inc., a leading U.S. asset management company, in order to strengthen its ability to manage assets globally and develop products.

Sompo Japan Asset Management offers a variety of investment products, developed using the expertise that the Sompo Japan Group has accumulated through its involvement in environmental issues and corporate social responsibility (CSR) issues. These products include an eco-fund, the Sompo Japan Green Open, which was established in September 1999 and invests in companies that are actively dealing with environmental issues. Another product is an SRI fund called Sompo Japan SRI Open, which was established in March 2005 and invests in companies that are actively involved in CSR issues.

In “R&I Fund Award 2010” presented by Rating and Investment Information, Inc., a nationally recognized credit rating agencies in Japan, Sompo Japan Asset Management received the First Prize in the Investment Trusts/Japanese Equity Fund Aggregate Category.

Venture Capital Business

Sompo Japan also has been pursuing venture capital business, taking advantage of the deregulation in the insurance and financial fields. In 1999, Yasuda Life (now Meiji Yasuda Life Insurance Company) and Sompo Japan jointly acquired the venture capital division of NED, a subsidiary of the Long-Term Credit Bank of Japan (now Shinsei Bank), and started the operation of Yasuda Enterprise Development Co., Ltd. In January 2008, Sompo Japan launched its fourth fund. Sompo Japan seeks to continue to support promising companies’ business while enlightening the society about the role of venture capital.

Fee Business

Healthcare Business

Sompo Japan has made a substantial investment among the domestic non-life insurers in the healthcare sector. To provide services for preventing lifestyle-related diseases, Sompo Japan established Healthcare Frontier Japan Inc. (“HFJ”) in 2005 through a joint venture with Omron Healthcare Co., Ltd. and NTT Data Corporation. On January 30, 2009, Sompo Japan acquired all of the issued shares of Zenkoku Houmon Kenko Shido Kyoukai K.K., Japan’s largest health guidance service provider with a ten-year track record as a pioneer in the field of health guidance services for people covered by the public medical insurance system. Sompo Japan then caused a merger of the newly acquired entity with HFJ on April 1 of the same year, with the post-merger entity retaining the names of Zenkoku Houmon Kenko Shido Kyoukai, in Japanese, and HFJ, in English. With this merger, Sompo Japan has established one of Japan’s largest health guidance networks, with approximately 1,000 counselors nationwide providing high-quality services.

Due to the recent revision of the healthcare system, public medical care insurers, such as health insurance associations, have since April 2008 been required by law to conduct medical examination focused on “metabolic syndrome”, as well as follow-up observations that include health guidance, for instance on lifestyle improvement. Therefore, the outsourcing needs of public medical care insurers are increasing.

In April 2007, Sompo Japan also established Sompo Japan Healthcare Services Inc. (SJHS) to provide comprehensive support to employers in the area of employee mental health. SJHS offers not only Employee Assistance Programs (EAPs) to employees, but also comprehensive solutions to issues faced by top management, human resource divisions and/or industrial safety and health staff, including industrial physicians.

Risk Management Business

The business environment for corporations dramatically changed since the occurrence of the financial crisis in 2008. Furthermore, through the spread of Swine flu, those companies reacknowledged that the risks surrounding them are diversifying. In conjunction with these changes in the business landscape, the idea of risk management itself is being called upon to evolve. Risk management must now depart from merely handling the narrowly defined risks associated with accidents or disasters to more broadly managing management risk, financial risk and operational risk impact the organizational viability and corporate value.

In light of the recent major earthquakes and worldwide influenza outbreak, many business entities have grown aware of the importance of business continuity management (“BCM”), which seeks to tackle and control various risks that threaten business continuity. Sompo Japan Risk Management offers BCM consulting services that correspond to the specific risks faced by each client, including new types of influenza and earthquakes.

Business of Nipponkoa

Non-life Insurance

The following table, prepared on an IFRS basis, sets forth a breakdown of gross premiums written by Nipponkoa’s principal types of non-life insurance for each of the fiscal years indicated:

	Year ended March 31,
	2010	2009	2008
	(in millions)
Fire and Allied Lines Insurance(1)	¥126,170	¥125,880	¥124,499
Marine Insurance	17,585	23,206	26,033
Personal Accident Insurance	51,594	53,983	56,938
Voluntary Automobile Insurance	331,472	336,629	341,506
Compulsory Automobile Liability Insurance(2)	126,907	137,474	178,979
Other(3)	87,204	90,392	91,987

Total	¥740,932	¥767,564	¥819,942

(1)	Includes earthquake insurance
(2)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See Note 2.16 to Nipponkoa’s consolidated financial statements.
(3)	Major lines of insurance in this category are liabilities, movables all-risks, transit insurance (for inland transportation of goods), aviation, machinery, constructions and workers compensation

The following table, prepared on an IFRS basis, sets forth a breakdown of each key component of Nipponkoa’s insurance premiums written for the fiscal year ended March 31, 2010:

	Gross premiums written	Reinsurance premiums ceded	Net premiums written(4)
			Amount	%
	(in millions, except percentages)
Fire and Allied Lines Insurance(1)	¥126,170	¥29,274	¥96,896	15.0%
Marine Insurance	17,585	3,100	14,485	2.3%
Personal Accident Insurance	51,594	922	50,672	7.9%
Voluntary Automobile Insurance	331,472	2,893	328,579	50.9%
Compulsory Automobile Liability Insurance(2)	126,907	52,551	74,356	11.5%
Other(3)	87,204	7,177	80,027	12.4%

Total	¥740,932	¥95,917	¥645,015	100.0%

(1)	Includes earthquake insurance
(2)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See Note 2.16 to Nipponkoa’s consolidated financial statements.
(3)	Major lines of insurance in this category are liabilities, movables all-risks, transit insurance (for inland transportation of goods), aviation, machinery, constructions and workers compensation
(4)	Net premiums written = gross premiums written (direct premiums written + reinsurance assumed) – reinsurance premiums ceded.

Fire and Allied Lines Insurance (Including Earthquake Insurance)

Fire and allied lines insurance is written for individual customers to safeguard their personal lives and for business customers to protect their on-going business operations. Some of the products under this insurance line are savings-type insurance products with a savings feature by way of a maturity refund.

As a comprehensive home insurance policy, Nipponkoa’s “Full House” provides coverage for damage to a customer’s home due to fire and other types of accidents. The product is tailored to fit neatly with each customer’s home, with coverage for rebuilding, temporary housing and other expenses as well repair costs. Also, an option coverage is available for monetary liabilities where the insured, in the course of his or her daily activities, injures a person or damages or destroys others’ belongings.

Nipponkoa underwrites earthquake insurance in Japan on a private basis for corporate customers as well as pursuant to the Law Concerning Earthquake Insurance in the form of an extension of the coverage of Fire and allied lines insurance for dwellings and contents thereof. For a description of the earthquake insurance system in Japan, see “—Earthquake Insurance” above.

Fire and allied lines insurance contracts with contract periods of three years or shorter accounted for approximately 70% of written premiums of that line.

Marine Insurance

This line of non-life insurance includes cargo insurance (for marine transportation of goods) and hull insurance. Nipponkoa’s major clients for cargo insurance are Japanese manufacturers, trading companies and forwarders.

Marine insurance contracts with contract periods of three years or shorter accounted for approximately 100% of written premiums of that line.

Personal Accident Insurance

Nipponkoa writes personal accident insurance for individual customers in Japan which generally covers bodily injuries of the insured person resulting from accidents. Typically, under personal accident insurance, a fixed amount, without regard to the actual damage incurred, is payable pursuant to a pre-set payment table.

At Nipponkoa, “Anshin BOX” is insurance for customers seeking full injury coverage, allowing them to freely design their own insurance package with a variety of special clauses. Further, by incorporating “order-made” clauses that allow changes to the standard provisions of a policy, the product becomes much easier for customers to understand. With “Anshin BOX”, Nipponkoa offers a variety of sales plans tailored to match the lifestyles, generation, and family structure of its customers, including simple coverage, as well as coverage specific for women or children.

A significant portion of the total gross premiums written for this line of insurance derives from corporate customers. The rest of the total gross premiums consists, in part, of premiums from savings-type insurance for individual customers, including “Anshin BOX”.

Personal accident insurance contracts with contract periods of three years or shorter accounted for approximately 80% of written premiums of that line.

Voluntary Automobile

Nipponkoa’s voluntary automobile insurance products provide various types of coverage. For example, “Car Box”, Nipponkoa’s principal line of auto insurance product for individual and household customers, provides various types of coverage that are available to individual voluntary automobile insurance customers. “Car Box” is a risk sub-divided insurance, under which drivers are categorized into separate risk segments based on a certain set of driver characteristics to determine the appropriate pricing of premiums, thereby closely tailoring policies to the risk profiles of individual drivers and providing competitively-priced coverage. “Car Box” further offers an option for the customers to purchase coverage for full compensation for automobile accidents, including a personal injury insurance to pay for hospitalization or outpatient treatment. Furthermore, customers who choose a cashless payment method, such as through bank transfer or payment at a convenience store, for their initial premium are eligible for an “Internet Discount” on premiums if they opt to view coverage clauses and details of their policies through Nipponkoa’s website instead of having a paper policy issued.

In addition, Sonpo 24 Insurance Co., Ltd. (“Sonpo 24”), Nipponkoa’s subsidiary specialized in voluntary automobile insurance, also sells risk sub-divided insurance for individuals.

Nipponkoa provides under certain circumstances settlement assistance services whereby it assists the insured, with the insured’s prior consent and at Nipponkoa’s expense, in settling the insured’s liability with other persons who make claims, by negotiating, or proceeding with a mediation for, an out-of-court settlement, or by proceeding with a civil trial and any subsequent appeals process for a final judgment. Also, Nipponkoa’s 24-hour support service provides towing in case of an accident or breakdown, as well as help with flat tires, running out of gas or other car troubles, to provide its customers with comprehensive support for anything automotive.

Nipponkoa classifies its customers for automobile insurance into two broad categories: fleet customers who take out policies each covering ten or more automobiles and non-fleet customers who take out policies each covering less than ten vehicles. Fleet customers generally include medium-size and large businesses, and non-fleet customers include individual and household customers as well as small businesses. Different sets of premium rate tables apply to fleet and non-fleet customers. Currently, roughly 15% of the total gross premiums written by Nipponkoa on automobile insurance are for fleet customers.

Voluntary automobile insurance contracts with contract periods of three years or shorter accounted for approximately 100% of written premiums of that line.

Compulsory Automobile Liability

For a description of the compulsory automobile liability insurance system in Japan, see “—Compulsory Automobile Liability Insurance” above.

Compulsory automobile liability insurance contracts with contract periods of three years or shorter (primary contract period is two years.) accounted for approximately 100% of written premiums of that line.

Other

Other insurance written by Nipponkoa includes liabilities, movables all-risks, transit insurance (for inland transportation of goods), aviation, machinery, constructions, and workers compensation. Liabilities insurance is written primarily for business customers and includes contractors’ liability insurance and product liability insurance. Workers’ compensation insurance is offered to employers for provisions of benefits to employees as supplements to public insurance for employees. Movables all-risks insurance generally covers damages resulting from loss, theft or destruction of various types of movables, primarily for businesses. Transit insurance is purchased both by owners of goods that are being transported, to cover physical damage to such goods, and by carriers of such goods, to cover their liabilities arising from the handling of such goods.

Among the various products offered by Nipponkoa under this line are “Commercial General Liability Insurance”, an insurance for litigation risk, and “Business Master”, a corporate operations insurance. “Commercial General Liability Insurance” is a product for companies in a wide range of industries, including manufacturing, sales, restaurants and services. It combines into one package such various liability risks as risk of bodily injury or property damage to third parties caused by defects in business facilities or operations performed, or risks stemming from defects in manufactured products, simplifying insurance arrangements and ensuring that there are no holes in a company’s coverage. Nipponkoa also offers “Nexport”, a commercial general liability insurance package for individual business owners, and small and medium-sized companies.

“Business Master” is insurance for companies in a wide range of industries, including manufacturing, wholesale, retail, restaurants and services. It provides coverage for a variety of risks related to business activities at reasonable premiums. Coverage includes damage to equipment or merchandise, losses from work stoppages, liability for compensation, and injury to directors or employees. Companies also have access to Nipponkoa’s corporate consultation services, which provide advice and other forms of support for legal, tax or pension matters related to business.

Other insurance contracts with contract periods of three years or shorter accounted for approximately 90% of written premiums of that line.

Losses and Reserves

Loss and Expense Ratios

The following table, prepared on an IFRS basis, sets forth information with respect to Nipponkoa’s loss and expense ratios for each of the periods indicated. Net loss ratio represents the ratio of net loss incurred to net premiums earned.

	Year ended March 31,
	2010	2009	2008
	(in millions, except percentages)
Fire and Allied Lines Insurance:
Net premiums written	¥96,896	¥96,146	¥96,112
Net premiums earned	98,276	98,951	99,662
Net loss incurred	37,943	39,815	29,583
Net loss ratio	38.6%	40.2%	29.7%
Marine Insurance:
Net premiums written	¥14,485	¥18,212	¥20,907
Net premiums earned	15,962	19,617	20,606
Net loss incurred	7,314	8,287	9,517
Net loss ratio	45.8%	42.2%	46.2%
Personal Accident Insurance:
Net premiums written	¥50,672	¥52,940	¥56,377
Net premiums earned	50,462	54,312	56,535
Net loss incurred	28,032	33,536	36,389
Net loss ratio	55.6%	61.7%	64.4%
Voluntary Automobile Insurance:
Net premiums written	¥328,579	¥333,759	¥338,623
Net premiums earned	330,263	332,292	340,724
Net loss incurred	203,213	205,014	225,820
Net loss ratio	61.5%	61.7%	66.3%
Compulsory Automobile Liability Insurance:
Net premiums written	¥74,356	¥81,099	¥102,986
Net premiums earned	100,093	105,993	106,375
Net loss incurred	70,382	73,051	74,573
Net loss ratio	70.3%	68.9%	70.1%
Other Insurances:
Net premiums written	¥80,027	¥82,369	¥83,757
Net premiums earned	81,940	84,119	83,474
Net loss incurred	48,338	46,358	63,329
Net loss ratio	59.0%	55.1%	75.9%
Total:
Net premiums written	¥645,015	¥664,525	¥698,762
Net premiums earned	676,996	695,284	707,376
Net loss incurred	395,222	406,061	439,211
Net loss ratio	58.4%	58.4%	62.1%
Net loss adjustment expenses incurred—unallocated	¥35,420	¥34,689	¥37,144
Ratio of losses and loss adjustment expenses incurred to net premiums earned(A)	63.6%	63.4%	67.3%
Underwriting and administrative expenses incurred(1)	¥236,792	¥237,733	¥253,246
Ratio of underwriting and administrative expenses incurred to net premiums written(1)(B)	36.7%	35.8%	36.2%
Combined loss and expenses ratios(2)	100.3%	99.2%	103.5%
Net premiums/gross premiums written ratios	87.1%	86.6%	85.2%

(1)	These data are for non-life business only.
(2)	Sum of (A) and (B).

Reconciliation of Beginning and Ending Liabilities for Losses and Claims

The following table, prepared on an IFRS basis, is a summary reconciliation of the beginning and ending liabilities for losses and claims and claim adjustment expenses for each of the fiscal years indicated:

Property and casualty insurance

(Reserve for loss and allocated loss adjustment expenses)

	Year ended March 31,
	2010	2009	2008
	(in millions)
Balance at beginning of year	¥389,483	¥393,633	¥392,725
Less reinsurance recoverable	101,776	103,931	119,926
Net balance at beginning of year	287,707	289,702	272,799
Incurred related to:
Current year insured events	411,042	414,243	425,501
Prior year insured events	(15,820)	(8,182)	13,709
Total incurred	395,222	406,061	439,210
Paid related to:
Current year insured events	283,098	229,001	238,770
Prior year insured events	127,044	177,440	181,241
Total paid	410,142	406,441	420,011
Foreign currency transaction
Adjustment and other changes	(265)	(1,615)	(2,296)
Net balance at end of year	272,522	287,707	289,702
Plus reinsurance recoverable	111,631	101,776	103,931
Balance at end of year	¥384,153	¥389,483	¥393,633

Life insurance

(Claim reserves for the life insurance contracts)

	2010			2009			2008
	Gross	Ceded	Net	Gross	Ceded	Net	Gross	Ceded	Net
	(Yen in millions)
As of April 1	2,340	(8)	2,332	2,703	—	2,703	2,438	(89)	2,349
Incurred loss	32,911	(311)	32,600	29,633	(460)	29,173	27,154	(194)	26,960
Paid loss	(32,432)	319	(32,113)	(29,996)	452	(29,544)	(26,889)	283	(26,606)
As of March 31	2,819	—	2,819	2,340	(8)	2,332	2,703	—	2,703

Changes in Historical Liabilities for Losses and Claims

The table below illustrates the change over time of Nipponkoa’s liabilities for loss and claims at the end of the fiscal years indicated. The liabilities represent the estimated amount for loss and claims arising in the current and all prior accident years that are unpaid as of the balance sheet data.

The first section of the table, prepared on an IFRS basis, shows the balance of total liabilities for losses and claims as initially established at the end of each stated fiscal year with reinsurance recoverable disclosed. The second section, reading down, shows the cumulative amounts paid as of the end of the successive fiscal years with respect to the liability initially established. The third section shows the retroactive re-estimation of the initially established total liabilities for losses and claims as of the end of each successive fiscal year, which results primarily from Nipponkoa’s expanded awareness of additional facts and circumstances that pertain to open claims. The last section compares the latest re-estimated balance of total liabilities for losses and claims to the ones initially established, subject to the exclusion of the “CALI reinsurance liabilities” described below, and indicates the cumulative development of the initially established balance of total liabilities through March 31, 2010.

Nipponkoa calculates its liabilities for losses and claims arising from reinsurance contracts it underwrites in connection with compulsory automobile insurance (the “CALI reinsurance liabilities”) pursuant to the statutory method under the Japanese law. As a result, the table below indicates the CALI reinsurance liabilities separately, excluding those liabilities from the development portion of the table. Further information of the CALI insurance, see note 2.16(ii) of Nipponkoa’s consolidated financial statement.

For further discussion regarding reserves for losses and loss expenses, see “Item 5. Operating and Financial Review and Prospects—NIPPONKOA—Critical Accounting Policies of Nipponkoa—INSURANCE AND INVESTMENT CONTRACT LIABILITIES—Reserves for Losses and Directly Related-Loss Adjustment Expenses” included elsewhere in this annual report.

Caution should be exercised in evaluating the information shown on this table, as each amount includes the effects of all changes in amounts for prior periods. Conditions and trends that have affected development of liabilities in the past may or may not necessarily occur in the future, and accordingly, conclusions about future results may not be derived from information presented in this table.

	Year Ended March 31,
	2005	2006	2007	2008	2009	2010
	(Yen in millions)
Total gross liabilities for losses and claims	¥362,323	¥359,345	¥392,725	¥393,633	¥389,483	¥384,153
CALI reinsurance liabilities	28,379	28,313	27,719	27,083	26,367	25,786
(A): Total gross liabilities for losses and claims (minus CALI reinsurance liabilities)	333,944	331,032	365,006	366,550	363,116	358,367
Cumulative paid as of:
One year later	182,399	189,394	179,936	178,470	179,001
Two years later	263,976	263,533	254,963	252,669
Three years later	303,740	300,176	295,370
Four years later	323,865	323,552
Five years later	337,719
(B): Liability re-estimated as of:
One year later	358,654	371,200	370,065	363,259	351,922
Two years later	377,419	378,818	367,258	358,016
Three years later	379,375	373,615	364,077
Four years later	375,667	371,432
Five years later	374,245
(C): (A)–(B) (latest)	(40,301)	(40,400)	929	8,534	11,194
(D): (C) / (A)	(12.1)%	(12.2)%	0.3%	2.3%	3.1%

Operations

Sales, Marketing and Underwriting

As of March 31, 2010, Nipponkoa had 28,520 insurance agents, which consist of corporations and individuals. Nipponkoa derives its premium income from a diverse network of agency channels. Nipponkoa, based on considerations of marketing efficiency and growth potential, focuses particular attention on the four categories of agencies: “core agencies”, car dealers, financial institutions, and life insurance companies. These are channels where Nipponkoa has a competitive edge, and where marketing efficiency is high, with the amounts of premium income generated per agency relatively large.

“Core agencies” are a group of approximately 2,000 professional agencies throughout Japan with whom Nipponkoa has established close relationships over many years. These core agencies are extremely loyal to Nipponkoa, and as insurance professionals their expertise in consulting sales is a powerful aid to its marketing initiatives. Nipponkoa actively provides support for the business expansion of core agencies which consistently seek greater efficiency and increased revenues.

To Nipponkoa, car dealers are by far the best marketing outlet among the agency channels that primarily handle automobile insurance, in terms of both scale and efficiency. Nipponkoa is not dependent on any particular carmaker, but rather maintains relationships with a wide range of car dealerships. Approximately 10% of Nipponkoa’s voluntary automobile insurance is sold through this channel.

Financial institutions are a channel where Nipponkoa has a competitive advantage. Nipponkoa has established strong relationships with financial institutions throughout Japan, including major banks in all regions of the country, and accumulated an advanced level of expertise. In December 2007, restrictions were lifted on the selling of insurance through financial institutions, allowing them to offer Nipponkoa’s mainstay voluntary automobile insurance products. Nipponkoa has made proactive efforts to encourage sale of automobile insurance through the intermediary agency system of its subsidiary Sonpo 24 Insurance, seeking to expand the group earnings.

Life insurance companies (alliance partners) are Nipponkoa’s especially distinctive agency channel. Nipponkoa has had a cooperative selling agreement with Taiyo Life Insurance Company since March 2002, and with Meiji Yasuda Life Insurance Company since January 2004, under which the respective company’s employees sell Nipponkoa’s non-life insurance products. Nipponkoa is the only non-life insurance company in Japan to have succeeded in forming such marketing agreements with several major life insurance companies. Nipponkoa believes that this marketing approach holds much potential, and Nipponkoa anticipates strong growth through the life insurance channel in the future.

•

Taiyo Life Insurance Company—Nipponkoa has had a cooperative selling agreement with Taiyo Life Insurance Company (“Taiyo Life”) since March 2002, under which approximately 10,000 employees of Taiyo Life sell Nipponkoa’s non-life insurance products such as “Yutorix” (Nipponkoa’s product for sale exclusively by Taiyo Life), “Car BOX”, and “Full House”. In the year ended March 31, 2010, the number of transactions in Nipponkoa’s products handled by the Taiyo Life agents reached approximately 160,000.

•

Meiji Yasuda Life Insurance Company—Nipponkoa has had a cooperative selling agreement with Meiji Yasuda Life Insurance Company (“Meiji Yasuda”) since January 2004, under which approximately 30,000 employees of Meiji Yasuda sell Nipponkoa’s non-life insurance products, such as “Mamottarou” (Nipponkoa’s product for sale exclusively by Meiji Yasuda), “Car BOX”, and “Full House”. In the year ended March 31, 2010, the number of transactions in Nipponkoa’s products handled by the Meiji Yasuda agents reached approximately 420,000.

As described above, Nipponkoa has maintained close connections with major regional financial institutions, and has succeeded in establishing cooperative sales agreements with several life insurance companies. Nipponkoa has been able to develop these highly flexible alliance strategies primarily because it is an independent company and not affiliated with any particular corporate group. Nipponkoa will continue to take advantage of its independent status to pursue a variety of other strategic alliances designed to increase premium income.

Nipponkoa has also put in place the Professional Agent Trainee System designed to foster a pool of sophisticated insurance agents. Under this system, candidate agents are hired as temporary employees, and are given training over a three-year period to enable them to establish new core agencies of their own.

Another way by which Nipponkoa supports its agents is through provision of online platforms, which are designed to boost management and sales capabilities and service quality at the agent level. To that end, NK-Prime enables the agents to improve their operational efficiency and customer service quality by conveniently showing policies in effect and the status of accident responses. NK-Prime also calculates tentative premiums and processes applications for insurance policies. NK-STATION PRO, on the other hand, assists full-time or large agents with their management control, such as record-keeping of outstanding policies, statistics and account balances.

Claims Processing

When customers experience an accident, Nipponkoa services them through approximately 3,500 experienced service staff located in 182 locations throughout Japan. In particular, Nipponkoa makes available an array of special services for automobile insurance, the product line under which most accidents occur. Nipponkoa can settle cases of property damages, or negotiate compensation in personal injury cases, on behalf of its policyholders. Nipponkoa also makes available for automobile accidents the Quick System under which the policyholders can quickly receive claim payments without being required to file a claim. At Nipponkoa, accident reports are handled 24 hours a day, 365 days a year.

Reinsurance (Excluding Life Insurance)

Nipponkoa cedes a portion of the risks it underwrites to the extent to do so would efficiently diverse its risks and reduce the net loss, in light of the probable maximum loss for the risks underwritten and reinsurance market conditions.

Nipponkoa’s reinsurance arrangements can be classified into two basic types: proportional reinsurance and excess-of-loss reinsurance.

Proportional reinsurance. In this type of reinsurance, reinsurers share a proportional part of the original premiums and losses under the reinsurance cession assumed. This type of reinsurance is used as a means to limit a loss amount on an individual-risk basis. In proportional reinsurance, the reinsurer customarily pays the ceding insurer a ceding commission, which is generally based upon the ceding insurer’s cost of acquiring the business ceded and may also include the ceding insurer’s margin.

Excess-of-loss reinsurance. This type of reinsurance indemnifies the ceding insurer against a specified level of losses on underlying insurance policies in excess of a specified agreed amount. Excess-of-loss reinsurance is usually arranged in layers to secure greater capacity with more competitive pricing by offering various levels of risk exposure with different terms for reinsurers with different preferences. This type of reinsurance is commonly used as a means of protecting against the occurrence of catastrophes such as earthquakes and windstorms by capping the total accumulated amount of losses from the retention of individual risks after recovery of losses from proportional reinsurance.

Reinsurance is one of the essential parts of Nipponkoa’s operations and is an important aspect of the business dealings with both domestic and overseas partners. Nipponkoa has developed solid, long-term relationships with fellow insurance companies, allowing it to effectively diversify risks and provide reinsurance as needed. As for assumed business, Nipponkoa strives to be prudent and selective in its underwriting by focusing on the transparency of the risks involved.

The following table, prepared on an IFRS basis, sets forth Nipponkoa’s gross premiums written and reinsurance premiums ceded and retention ratio for each of the periods indicated:

	Year ended March 31,
	2010	2009	2008
	(in millions, except percentages)
Gross premiums written	¥740,932	¥767,564	¥819,942
Reinsurance premiums ceded	(95,917)	(103,039)	(121,180)

Net premiums written	¥645,015	¥664,525	¥698,762

Retention ratio(*)	87.1%	86.6%	85.2%

(*)	Retention ratio is calculated by dividing the net premiums written by the gross premiums written.

Direct Marketing

Acquired in July 2004, Sonpo 24 Insurance Co., Ltd. is a strategic subsidiary specializing in direct sales of voluntary automobile insurance. Sonpo 24 sells simple, straightforward risk sub-divided insurance for individuals at competitive premiums, and has a business model in which the company approaches customers not only through advertising but also via intermediary agencies and invites them to purchase its insurance at the company’s directly operated call centers and/or website. Nipponkoa is the only major non-life insurance company in Japan that conducts direct insurance sales through a wholly-owned subsidiary.

Sonpo 24 has two unique characteristics as a direct-sales insurance company. First, it can take advantage of Nipponkoa’s service network to provide high-quality claims-handling services nationwide. Second, in addition to Internet sales, Sonpo 24 can reach customers through a system of intermediary agencies. Intermediary agencies earn a fee whenever they introduce a customer to Sonpo 24. Explanation of important policy terms, conclusion of contracts, collection of premiums and other underwriting tasks are handled by Sonpo 24, significantly reducing the paperwork at the agency level.

Sonpo 24 seeks to establish cooperative arrangements with other life insurance companies and insurance agencies, as well as with other channels. Through these measures, and by also working to boost sales over the Internet, Sonpo 24 seeks to increase its level of premium income and contribute to Nipponkoa’s consolidated earnings.

Overseas Business

With increasing globalization of the economy, Japanese companies are very actively moving into overseas markets, increasing the need for insurance services overseas. In response to this situation, Nipponkoa has developed various measures for each of the world’s major regions, strengthening its ability to take advantage of overseas opportunities.

Basic Policies Related to Overseas Strategy

•

Strengthening Services for Policyholders Moving into Overseas Markets—To provide various services locally to the corporate policyholders who have moved into overseas markets, Nipponkoa is strengthening its services and support organization in each region in line with client needs through alliances with leading local insurance companies, together with optimal placement of representative offices, subsidiaries, affiliates, etc.

•

Increasing Profitability—The most important task is raising profitability with development of overseas business. To this end, Nipponkoa strives to develop low-cost operations by continually improving the loss ratio and expense ratio at each overseas base.

•

Thorough Risk Management and Compliance—To further enhance overseas risk management and compliance, Nipponkoa is pursuing various policies to strengthen internal control, together with strictly enforcing management measures at each business base to a degree equal to that of the domestic management system.

Nipponkoa has constructed an extensive overseas network covering 78 cities in 21 countries and regions to provide customers underwriting and other insurance services. Nipponkoa’s overseas underwriting activity is mainly conducted by the following branches, subsidiaries and affiliates:

•

Europe—NIPPONKOA Insurance Company (Europe) Limited, a wholly owned subsidiary headquartered in London, has operating licenses in the main European countries and provides services such as underwriting and accident claims settlement. In Russia and Central and Eastern Europe, the company has established alliances with foremost local insurance companies and uses leading European specialists in areas like risk consulting and assessment, enabling it to supply complete services. In fiscal 2009, it received an Insurer Financial Strength Rating of “AA–” from Standard & Poor’s.

•

The United States and Canada—Besides having acquired operating licenses in over 47 states Washington, D.C. and Puerto Rico, Nipponkoa has a collaborative agreement for over 37 years with Travelers, a comprehensive property and casualty insurance firm with a major market share in that country. Travelers provides high-level services on a nationwide scale, starting with casualty insurance services and sophisticated risk control services. Also, Nipponkoa has a strong partnership with Travelers Canada.

•

China—In China, Japanese companies, one after the other, have moved into this huge market with the development of a favorable investment environment, starting with the legal system, since China’s participation in the World Trade Organization (WTO). Nipponkoa had established a service organization of 6 representative offices. But with the inauguration of the new subsidiary in Shenzhen, Guangdong province in August 2009, Nipponkoa is able to provide an even wider range of services.

•

Asia and Oceania—The NIPPONKOA Singapore Branch, Australia Branch and NIPPONKOA Insurance Company (Asia) Limited, which received an Insurer Financial Strength Rating of “A” from A.M. Best, are Nipponkoa’s three major self-operated bases in the Asian and Oceanian region. Furthermore, Nipponkoa operates PT Asuransi Permata Nipponkoa Indonesia under joint management with a local banking company. Moreover, Nipponkoa has strong partnerships with blue-chip insurance companies such as Lonpac Insurance Bhd of Malaysia, Pioneer Insurance & Surety Corporation of the Philippines, Fubon Insurance Company Limited of Taiwan, Baoviet Insurance Corporation of Vietnam, and Siam Commercial Samaggi Insurance Public Company Limited and The Navakij Insurance Public Company Limited of Thailand to provide services to the customers.

Financial Services

•

Defined Contribution Pension Plans—Nipponkoa offers a comprehensive service for defined contribution (“DC”) pension plans, that includes consulting on introduction, administration and management of a new retirement pension system, as well as investment education for employees. The “Nipponkoa DC Economy Plan” launched in June 2003, provides support to small and medium-sized companies for the introduction of DC pension plans. It offers a framework that allows numerous companies to participate under a single agreement, thereby reducing costs and simplifying administrative procedures, and has been well received by clients. Nipponkoa has also actively pursued sales of the “Cooperation DC Plan” in alliance with financial institutions. In 2008, Nipponkoa, in partnership with a social healthcare advisory firm, started providing services to diagnose the retirement benefit guidelines at small- to medium-sized corporations. This diagnosis service reviews a company’s retirement benefit guidelines to ensure compliance with the up-to-date Japanese labor laws, and provides a form of general guidelines where the company has yet to possess any retirement benefit guideline.

•

Investment Trust Fund Sales—Nipponkoa began selling investment trust funds in April 2001. In January 2003, it also began providing a service, in which an investment trust fund is purchased monthly through regular withdrawals of ¥10,000 or more directly from the customer’s bank account. This service has been well received for the way it allows for lower purchase amounts, mitigates price fluctuation risk, and reduces the account transfer cost for payments. Nipponkoa will continue to promote investment trust fund sales, focusing on savings-type trust funds as its mainstay product.

•

ZEST Asset Management Limited—ZEST Asset Management Limited (“ZEST Asset Management”) is an asset management company specialized in managing fund-of-funds. With its highly qualified expertise in selecting hedge fund managers, ZEST Asset Management enhances the asset management capabilities of Nipponkoa. With ZEST Asset Management, Nipponkoa is also able to accommodate the demand among institutional investor clients for investment targets in hedge funds and other alternative investments.

Life Insurance

Through its life insurance business, Nipponkoa seeks to offer a more expanded product lineup to better meet the customer needs and also enhance the stability of Nipponkoa’s business management by complementing the non-life insurance business, which is susceptible to volatile losses from natural disasters and other influences.

Nipponkoa’s life insurance business was launched in October 1996 with the establishment of NIPPONKOA Life Insurance Co., Ltd. (“NIPPONKOA Life Insurance”) as a core subsidiary of Nipponkoa. NIPPONKOA Life Insurance has worked steadily to increase its amount of business in force. Nipponkoa Life Insurance has actively increased its amount of business in force through close cooperation with Nipponkoa in cross-selling across its non-life sales network, building new direct-sales structures, and developing new products, as it seeks to enhance the ability of the entire group to generate stable earnings. At the same time, as part of its efforts to establish trust among customers, NIPPONKOA Life Insurance is working to improve customer service by using customer feedback to conduct more accurate policy subscriptions, and improving its position on insurance payouts. NIPPONKOA Life Insurance is also making efforts to practice CSR, further compliance, and ensure thorough control of risk in management overall.

Investments

Nipponkoa invests in a portfolio of assets funds which are either (i) such portion of deposit premiums by policyholders under savings-type insurance that have not been due for refund to the policyholders (“Deposit Premium Account”) or (ii) all other general funds available to Nipponkoa (“General Account”). The majority of Nipponkoa’s investment assets are derived from the General Account funds.

Nipponkoa manages its investments based on the principles of safety, liquidity and profitability. Nipponkoa seeks to conduct sound and steady management of assets, mindful of its social and public responsibility as a non-life insurance company. Furthermore, Nipponkoa aims to enlarge its investment returns on a stable basis by formulating quality and profitable portfolios rooted in the asset and liability management (“ALM”).

To realize the above objectives, Nipponkoa classifies its investments into three categories: investments of the Deposit Premium Account assets; “pure investments”; and other investments. The Deposit Premium Account assets are safely managed to ensure full payment of refund due to policyholders upon maturity or other events concerning savings-type insurance. Nipponkoa seeks to do so by appropriately matching the maturity, guaranteed yields and other conditions under the insurance with the investment returns.

“Pure investments” are designed to stably expand Nipponkoa’s investment returns, consisting primarily of highly liquid domestic and foreign fixed-income securities. “Pure investments” also diversify risks through reliance upon external investment management institutions, aiming to realize greater profitability on a mid- to long-term basis.

The third category—other investments—include equity stake in and loans to Nipponkoa’s client companies as well as bank deposits and real properties. Nipponkoa is working to improve efficiency and minimize risk in this investment category. Most important in this category is Nipponkoa’s significant holding of the so-called “relationship stocks”, which refer to equity securities invested as part of a long-standing custom in Japan’s non-life insurance industry to own large amounts of stock of client companies. This practice helped to cement relationships with client companies and the large unrealized gains on these stocks reinforced the financial base. However, with the maturation of the Japanese economy, and liberalization of the insurance market, it has become increasingly important for insurers to control the risks associated with stock price fluctuations. To accomplish this, Nipponkoa is working to bring the balance of relationship stocks within the amount of shareholders’ equity. Reducing investments in relationship stocks is one of the biggest challenges Nipponkoa faces in creating a more balanced portfolio.

Another important challenge is strengthening of the ALM. Nipponkoa’s policy is to optimize its risk-return balance through proper management of interest rate risk. For this reason, Nipponkoa invests the proceeds from sales of relationship stocks primarily in fixed-income securities. This also helps Nipponkoa to secure and maintain the liquidity needed to cover insurance claim payments.

But merely shifting investments from the relationship stocks to fixed-income securities could lead to a decline in investment return. For this reason, alongside balancing its portfolio, Nipponkoa is also taking steps to improve performance of its pure investments. Since the majority of Nipponkoa’s assets are derived from the General Account funds, liability cost does not move in tandem with the market. Nipponkoa believes therefore that, in the management of the pure investments, it is more appropriate to focus on absolute returns rather than index benchmarks. Further, because the portfolio contains large amounts of stocks and fixed income securities, Nipponkoa believes that it is an effective strategy to manage these assets together with assets that have different risk characteristics.

For these reasons, Nipponkoa is focusing more on alternative investments. In March 2005, Nipponkoa acquired a gatekeeper company for fund-of-funds investments, Sojitz Asset Management Ltd., and subsequently made it a consolidated subsidiary under the name of ZEST Asset Management. Nipponkoa seeks to improve its hedge fund investment performance by utilizing ZEST Asset Management’s asset management expertise. Nipponkoa is further expanding allocation to outside managers while also pursuing geographic and strategic diversifications, including the newly emerging countries primarily in Asia.

The following table, prepared on an IFRS basis, sets forth Nipponkoa’s financial assets as of each date indicated:

	2010	2009	2008
	(Yen in millions)
Financial assets
Cash and cash equivalents	140,180	170,654	142,400
Derivative financial instruments	5,992	8,165	8,134
Equity securities	819,986	731,746	1,047,134
Debt securities	1,456,439	1,523,667	1,646,587
Loans and receivables including insurance receivables	432,757	426,293	386,196
Other assets	55,563	52,570	54,051

Total	2,910,917	2,913,095	3,284,502

Securities available for sale

Nipponkoa invests in a diversified portfolio of securities. The following table, prepared on an IFRS basis, sets forth Nipponkoa’s securities by type as of each date indicated:

	2010	2009	2008
	(Yen in millions)
As of March 31
Equity securities:
Fair value through income	80,957	76,538	52,030
Available for sale	739,029	655,208	995,104

Subtotal	819,986	731,746	1,047,134

Debt securities:
Fair value through income	30,276	23,166	27,912
Available for sale	1,144,032	1,259,503	1,439,306
Held to maturity	282,131	240,998	179,369

Subtotal	1,456,439	1,523,667	1,646,587

Total investment securities	2,276,425	2,255,413	2,693,721

Loans and Receivables

Loans occupy a relatively small portion in Nipponkoa’s investment portfolio. Credit risk management is the key element in operating loans. The following table, prepared on an IFRS basis, shows loans and receivables as of March 31, 2010, 2009 and 2008:

	2010	2009	2008
	(Yen in millions)
As of March 31
Loans
—Due from corporate customers	131,879	132,261	114,146
—Due from retail customers	89,696	91,174	93,933
—Due from contract holders	19,717	18,919	17,495
—Due from financial institutions	83,198	77,044	47,077
—Loans to related parties	200	300	200
—Less provision for impairment of loans	(486)	(503)	(455)
Receivables
—Due from agency, co-insurers	30,522	31,051	32,646
—Reinsurance recoverable on paid losses	38,727	35,827	37,808
—Due from contract holders	471	359	324
—Accounts receivable	27,871	28,993	29,134
—Other	11,559	11,426	14,198
—Less provision for impairment of receivables	(597)	(558)	(310)

Total loans and receivables	432,757	426,293	386,196

Due in one year or less	244,035	229,242	199,083

Due more than one year	188,722	197,051	187,113

As of March 31, 2010, 2009 and 2008, Nipponkoa has assessed all overdue loans and receivables and has set up the required provision, if necessary. Nipponkoa recognized a loss of ¥102 million (2009: a loss of ¥412 million; 2008: a gain of ¥303 million) for impairment of its loans and receivables for the year ended March 31, 2010. The gain/(loss) has been included in “Net realized gains/(losses) on financial assets” in the consolidated income statement.

Cash and Cash Equivalents

Nipponkoa maintains sufficient cash and equivalents in order to cover payments for claims when insured events occur and for the payout of premiums either at cancellation of contract or at maturity in case of savings-type policies.

The details of cash and cash equivalents as of March 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(Yen in millions)
As of March 31
Cash at bank and in hand	89,702	93,617	84,403
Call loans(*)	50,478	16,043	46,000
Commercial paper	—	30,998	6,000
Securities purchased under resale agreement	—	29,996	5,997

	140,180	170,654	142,400

(*)	Call loans represent short-term money market loans dealt among financial institutions in Japanese inter-bank market.

Investment Results

The following table, prepared on an IFRS basis, sets forth the analysis of Nipponkoa’s investment income for the years ended March 31, 2010, 2009 and 2008:

	2010	2009	2008
	(Yen in millions)
Dividend income
—Available for sale	10,895	12,533	14,712
Interest income
—Available for sale	26,523	29,851	32,320
—Held-to-maturity	6,081	4,659	3,863
—Loans and receivables	6,147	6,236	6,334
—Cash and cash equivalents	124	194	221
Rent income
—Investment property	1,493	1,635	1,724

Total	51,263	55,108	59,174

Interest income, included income recognized on impaired financial assets, amounting to ¥653 million (2009: ¥298 million; 2008: ¥135 million). This amount also includes the unwinding of the impairment provision discount of ¥63 million (2009: ¥32 million; 2008: ¥55 million).

Total interest income calculated using the effective interest method for financial assets that are not at fair value through income for the years ended March 31, 2010, 2009 and 2008 amounted to ¥38,751 million, ¥40,746 million and ¥42,517 million, respectively.

The following table, prepared on an IFRS basis, sets forth the analysis of Nipponkoa’s net realized gains and losses on financial assets for the years ended March 31, 2010, 2009 and 2008:

	2010	2009	2008
	(Yen in millions)
Realized gains on financial assets—available for sale
—Equity securities	13,986	29,367	25,274
—Debt securities	4,796	10,163	8,899
Realized losses on financial assets—available for sale
—Equity securities	(1,045)	(10,907)	(621)
—Debt securities	(1,076)	(5,391)	(6,989)
Impairment of financial assets
—Equity securities	(11,050)	(54,282)	(19,654)
—Debt securities	1,466	(4,647)	—
—Loans and receivables	(102)	(412)	303

Total	6,975	(36,109)	7,212

Competition

Since the collapse of Japan’s bubble economy in the 1980s, the Japanese non-life insurance market has experienced only sluggish growth. Meanwhile, Japanese non-life insurers faced and continue to face severe competition, competing amongst themselves as well as with the life insurance companies and other financial institutions. Due to the effects of wide ranging deregulation since the 1996 amendments to the Insurance Business Law, competition in the non-life insurance industry in Japan has further intensified. The effects include the opening of the industry to new competitors, downward pressure on premium rates, and the establishment of new marketing channels such as banks and online distribution.

The wave of deregulation increased the number of competitors as it resulted in elimination of much of the market barrier, such as the barrier to the foreign insurers under the old law. The deregulation also prompted many life insurers to establish non-life insurance subsidiaries.

New entrants to the non-life industry amidst the sluggish market environment led to a major industry consolidation movement since early 2000s. In addition to the creation via merger of Nipponkoa (see “Business of Nipponkoa” above), two other mergers of insurance companies took place in April 2001: The Dai-Tokyo Fire & Marine Insurance Co., Ltd. and The Chiyoda Fire & Marine Insurance Co., Ltd. merged into Aioi Insurance Co., Ltd., and The Dowa Fire & Marine Insurance Co., Ltd. and Nissay General Insurance Co., Ltd. merged into Nissay Dowa General Insurance Co., Ltd. In October 2001, Mitsui Sumitomo Insurance Co., Ltd. was established through a merger of Mitsui Marine & Fire Insurance Co., Ltd. and The Sumitomo Marine & Fire Insurance Co., Ltd. In July 2002, Sompo Japan was formed (see “Business of Sompo Japan” above). Furthermore, The Tokio Marine & Fire Insurance Co., Ltd. and The Nichido Fire & Marine Insurance Co., Ltd. established a joint holding company, Millea Holdings, Inc., in April 2002 and merged into Tokio Marine & Nichido Fire Insurance Co., Ltd. in October 2004. Millea Holdings, Inc. (now Tokio Marine Holdings, Inc.) made Nisshin Fire & Marine Insurance Co., Ltd. its wholly owned subsidiary in September 2006.

In the latest wave of consolidation in the industry, Mitsui Sumitomo Insurance Group Holdings, Inc. (the holding company of Mitsui Sumitomo Insurance Co., Ltd.), Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Company Co., Ltd. effected a business integration under MS&AD Insurance Group Holdings, Inc. in April 2010. We also effected a business combination of Sompo Japan and Nipponkoa under joint holding company, NKSJ Holdings, Inc. in April 2010. As a result, the Japanese non-life insurance market has come to be dominated by three domestic groups since April 2010: MS&AD Insurance Group Holdings, Inc., Tokio Marine Holdings, Inc. and NKSJ Holdings, Inc. and these top 3 groups in the non-life insurance industry including us account for approximately 88% of the market share in the fiscal year ended March 31, 2010.

The competitors intensified the downward pressure on the premium rates, which have been consistently declining since fiscal 1998 with the exception of a brief recovery in fiscal 2004. Although the price competition somewhat subsided as the industry participants recently experienced severe deterioration in their loss ratios and therefore are moving to revise their premium rates upward, the downward pressure on premium rates is expected to continue in the long term.

Furthermore, there have been two developments that have tended to undermine the traditional non-life insurers’ competitive edge in insurance agent network. First, online distribution of insurance products is providing customers with an alternative to conventional insurance agents. Second, deregulation relating to bancassurance in Japan is making available a new pool of insurance providers through banks and other financial institutions.

We directly compete with life insurance companies in life insurance operations in which both companies have invested considerably. Kanpo Life, an operating subsidiary of Japan Post Holdings Co., Ltd., may further intensify the competition in the life insurance market if the company legally becomes capable of inventing and selling products comparable to other traditional private insurers as part of the ongoing postal privatization process. To remain competitive, therefore, Sompo Japan and Nipponkoa will need to expend additional capital for expansion, compete with traditional life insurers which have established business foundations, and absorb the risks associated with life insurance products. Also, we compete with non-life insurance subsidiaries of life insurers. Such non-life insurance subsidiaries of life insurers have so far demonstrated only small growth. But, many life insurers have substantial holdings of stocks of many Japanese companies for business relationship purposes and might eventually seek to capitalize on such relationships in connection with the non-life subsidiaries’ marketing activities.

Insurance Industry Regulations

The Japanese insurance market is regulated by the Insurance Business Law, as amended, as well as by cabinet orders, ministerial ordinances and various rules and regulations made by the FSA and relevant ministries. Under the Insurance Business Law and the regulations thereunder, all insurance companies must be either joint stock corporations or mutual companies, and they must each obtain a license (non-life or life insurance) from the Prime Minister. Although the same entity cannot obtain both of non-life and life insurance licenses, non-life insurance companies are allowed to establish subsidiaries to engage in the life insurance business and life insurance companies are also allowed to establish subsidiaries to engage in non-life insurance business. The Insurance Business Law and the regulations thereunder also contain detailed provisions regarding, among other things, accounting principles and restrictions relating to the investment of insurance companies’ funds, the registration of insurance agents and insurance brokers with the Prime Minister and the nature of their soliciting activities. Foreign insurance companies which intend to conduct insurance business in Japan are also subject to the Insurance Business Law.

The business operations and financial condition of insurance companies are under the supervision of the FSA and must comply with the internal regulations that must be approved by the FSA, prescribing methods of operations, general policy conditions and the basis of calculation of premiums and reserves. The FSA may require insurance companies to submit reports and other documents and may carry out inspections at the companies’ offices. It is the practice of the FSA to review the business operations of insurance companies regularly.

Under the Insurance Business Law, an insurance holding company is prohibited from carrying on business other than the administration of the management of its subsidiaries and other incidental business. An insurance holding company may have as its subsidiaries life and non-life insurance companies, banks, securities companies, trust companies, foreign companies engaging in the insurance, banking, securities or trust business and certain other companies. An insurance holding company is also subject to the supervision of the FSA. The FSA may require an insurance holding company or its subsidiaries to submit reports and other documents and carry out inspections at an insurance holding company’s or its subsidiaries’ offices. In addition, if an insurance holding company has a bank as its subsidiary, such insurance holding company is also subject to supervision by the FSA under the Banking Law as a bank holding company.

Japanese insurance companies are limited by the Insurance Business Law and the regulations thereunder as to the types of investment which they may make and as to the percentage of their total assets (as defined in the regulations under the Insurance Business Law and calculated on the basis of Japanese GAAP) which can be invested in each type of investment. Under these provisions, insurance company’s investment portfolio must, in general, be held in the form of cash on deposit, loans, shares, bonds, money trusts and real estate and other investments. Investments in shares and assets denominated in foreign currencies are each limited to 30% of the book value of its total assets. The aggregate investment in real estate is limited to 20% of the book value of its total assets. Investments in debt securities, loans and loaned securities are limited to 10% of the book value of its total assets. In addition, investments in any one company (including its affiliates) are, in general, limited to 10% (in case of the loans and guarantees, 3%) of the book value of its total assets. Similar limitations also apply to an insurance company’s group on an aggregated basis.

Under the Insurance Business Law, as amended in 1998, (1) the Non-life Insurance Policyholders Protection Corporation and the Life Insurance Policyholders Protection Corporation were established, (2) an early warning measure for insurance companies was introduced, under which the regulatory authorities, such as the FSA, may take appropriate measures against an insurance company, including an order to suspend its business operation, based upon their inspection of the operational soundness of the company in accordance with the solvency margin ratios of the company, and (3) non-life and life insurance companies became able to sell beneficiary interest certificates of securities investment trusts. In addition to the foregoing, under the Insurance Business Law as amended in 1998, non-life and life insurance companies were permitted to enter into the banking business through their subsidiaries in October 1999, and banks were permitted to enter into non-life and life insurance businesses through their subsidiaries in October 2000. Furthermore, amendments were made in 1998 to the Law Concerning Non-Life Insurance Rating Organizations abolishing the obligation previously imposed on non-life insurance companies to use the tariffs established by these organizations. As a result, non-life insurance companies may set their own premiums for the products that they offer, and competition has also increased. In addition, a series of amendments to the Insurance Business Law and ministerial ordinances thereunder liberalized the procedure for certain changes to (i) the statement of business procedures; (ii) the general policy conditions, and (iii) the statement of calculation for insurance premiums and reserves by only requiring prior notification of certain items which previously required approval.

In the “third sector” insurance business, including accident, sickness and nursing-care insurance, the entry of life and non-life insurance companies through their subsidiaries has been fully allowed since January 2001. As from July 1, 2001, life and non-life insurance companies have been allowed to directly conduct this business without using their subsidiaries. Foreign insurance companies have concentrated on this field, and deregulation of the Japanese insurance industry has intensified competition in the “third sector” insurance business among non-life and life insurance companies, as well as foreign insurance companies.

In April 2001, the Consumer Contracts Act and the Act on Sales, etc. of Financial Products were enacted, which regulate soliciting and selling activities of non-life insurance products.

From April 2001, in further liberalization of the Japanese financial industry as a whole, non-life insurance companies can sell certain types of their products (including household fire and credit long term disability insurance, if these are provided in connection with housing loans made by banks, and overseas travel insurance) through banks’ branch offices. The scope of insurance products which can be distributed through banks’ branch offices had been gradually expanded and the restrictions on such scope were abolished in December 2007.

From August 2003, insurance companies under difficulty to continue operations have been allowed to change the terms of their insurance policies (including reductions of insurance payments) subject to the approvals of the Commissioner of the FSA and the shareholders meeting of such insurance company, implementing procedures to protect the interests of policyholders and other conditions and procedures prescribed in the Insurance Business Law.

On September 30, 2007, in line with the enactment of the Financial Instruments and Exchange Law, certain amendments to the Insurance Business Law became effective. Under the amendments, among other things, the regulations on the solicitation and selling activities of certain insurance products with market risks (such as variable insurance or annuity) have been enhanced.

Under the Law Concerning Prohibition of Private Monopolization and Maintenance of Fair Trade of Japan, or the Japanese Anti-Monopoly Law, no insurance company can acquire or hold more than 10% of the total voting rights of all shareholders of any other company in Japan without obtaining the prior approval of the Fair Trade Commission except in certain limited circumstances. Additionally, the Insurance Business Law and the regulations thereunder prohibit an insurance company and its subsidiaries from acquiring or holding, on an aggregated basis, more than 10% of the total voting rights of all shareholders of any other company in Japan except certain companies listed in the Insurance Business Law. These restrictions do not apply to an insurance holding company.

The Insurance Law, which is the successor to the insurance section of the Commercial Code and which governs the contractual relationship between the insurer and the insured, was promulgated on June 6, 2008 and came into effect on April 1, 2010. The Insurance Law enhanced protection of those who are insured and provides that, among other things, (i) an applicant for insurance is required to answer only inquiries specified by the insurer in connection with his/her duty to disclose, (ii) an insurer shall be defaulted on payment of claims and benefits to the insured after reasonable time for necessary verification or investigation has elapsed (even if the insurance contract provides for a longer payment term), and (iii) any agreement that is in contravention of the above as well as certain other provisions of the Insurance Law, and is unfavorable to the insured, shall be null and void.

C.     Organizational Structure.

Subsidiaries

The following table represents NKSJ’s significant subsidiaries as of April 1, 2010:

Name	Jurisdiction	Ownership interest directly (or indirectly) held by us
		(%)
Sompo Japan Insurance Inc.	Japan	100.0
NIPPONKOA Insurance Company, Limited	Japan	100.0
Sonpo 24 Insurance Company., Limited	Japan	100.0
Saison Automobile and Fire Insurance Company, Limited	Japan	85.6
Sompo Japan Himawari Life Insurance Co., Ltd.	Japan	100.0
NIPPONKOA Life Insurance Company., Limited	Japan	100.0
Sompo Japan DIY Life Insurance Co., Ltd.	Japan	90.0
Sompo Japan DC Securities Co., Ltd.	Japan	100.0
Japan Insurance Services Inc.	Japan	100.0
Sompo Japan Healthcare Services Inc.	Japan	100.0
ZEST Asset Management Limited	Japan	100.0
Sompo Japan Information Services Inc.	Japan	100.0
The Nipponkoa Career Staff Co., Ltd.	Japan	100.0
Sompo Japan System Solutions Inc.	Japan	100.0
Insurance Management Services Co., Ltd.	Japan	100.0
NIPPONKOA Claims Adjustment Co., Ltd.	Japan	100.0
NIPPONKOA Business Service Co., Ltd.	Japan	100.0
Sompo Japan Heartful Line Inc.	Japan	100.0
Sompo Japan Risk Management Inc.	Japan	100.0
NIPPONKOA HOTLINE 24 CO., LTD.	Japan	100.0
Sompo Japan Commercial Line Services Inc.	Japan	100.0
Sompo Japan Human Resource Development Inc.	Japan	100.0
NIPPONKOA Office Service Co., Ltd.	Japan	100.0
NIPPONKOA Marine Services Company Limited	Japan	100.0
NIPPONKOA Information Service Co., Ltd.	Japan	100.0
NIPPONKOA Agency Service Co., Ltd.	Japan	100.0
Healthcare Frontier Japan Inc.	Japan	96.6
Sompo Japan Building Management Inc.	Japan	88.0
Sompo Japan Agency Support Inc.	Japan	79.7
Sompo Japan Asset Management Co., Ltd.	Japan	70.0
Sompo Japan Research Institute Inc.	Japan	65.0
Sompo Japan Credit Inc.	Japan	59.8
Sompo Japan Insurance Company of America	United States	100.0
Sompo Japan Fire & Marine Insurance Company of America	United States	100.0
NIPPONKOA Management Corporation	United States	100.0
TACT Asset Management Incorporated	United States	100.0
Sompo Japan Claim Services (America), Inc.	United States	100.0
Sompo Japan Insurance De Mexico, S.A. de C.V.	Mexico	100.0
Sompo Japan Insurance Company of Europe Limited	United Kingdom	100.0
NIPPONKOA Insurance Company (Europe) Limited	United Kingdom	100.0
Nippon Insurance Company of Europe Limited	United Kingdom	100.0
Sompo Japan Corporate Member Limited	United Kingdom	100.0
Sompo Japan Claim Services (Europe) Limited	United Kingdom	100.0
NIPPONKOA Management Services (Europe) Limited	United Kingdom	100.0

Name	Jurisdiction	Ownership interest directly (or indirectly) held by us
		(%)
Eterna Insurance Company Limited	Bermuda	100.0
Ark Re Limited	Guernsey	100.0
Sompo Japan Asia Holdings Pte. Ltd.	Singapore	100.0
Sompo Japan Insurance (Singapore) Pte. Ltd.	Singapore	100.0
NIPPONKOA Management Service (Singapore) Private Limited	Singapore	100.0
Sompo Japan Insurance (China) Co., Ltd.	China	100.0
NIPPONKOA Insurance Company (China) Limited	China	100.0
Sompo Japan Reinsurance Company Limited	China	100.0
Sompo Japan Insurance (Hong Kong) Company Limited	China	97.8
NIPPONKOA Insurance Company (Asia) Limited	China	90.0
Sompo Japan System Solutions (Dalian) Co., Ltd.	China	70.0
Sompo Japan Insurance (Taiwan) Brokers Co., Ltd.	Taiwan	100.0
Sompo Japan Consulting (Korea) Inc.	South Korea	100.0
PT Sompo Japan Insurance Indonesia	Indonesia	80.0
Yasuda Seguros S.A.	Brazil	99.9
Sompo Japan do Brasil Ltda.	Brazil	100.0
Vistomar Servicos de Vistoria Ltda.	Brazil	100.0

D.     Property, Plants and Equipment.

NKSJ owns and leases real property for use in its operations. Its head office is located in Tokyo. Through its subsidiaries, NKSJ also has branch offices throughout Japan and overseas.

None of the material properties owned by NKSJ was subject to mortgages or other liens as of March 31, 2010. NKSJ knows of no material defect in the title to any of its properties nor of any material adverse claim with respect to any of its properties, either pending or contemplated.

NKSJ considers its office and other facilities to be well maintained and adequate for its current requirements.

Item 4A.	Unresolved Staff Comments.

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and other information included in this annual report. Sompo Japan prepares its consolidated financial statements in accordance with U.S. GAAP, and Nipponkoa prepares its consolidated financial statements in accordance with IFRS. Accordingly the following discussion related to Sompo Japan is based on Sompo Japan’s U.S. GAAP financial information, and the subsequent discussion related to Nipponkoa is based on Nipponkoa’s IFRS financial information.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D and elsewhere in this annual report.

Overview

Since the fiscal year ended March 31, 2008, the global economy has weakened due mainly to the effects of the sub-prime mortgage problems and the subsequent dislocation in the global financial markets. Japanese exports fell rapidly as foreign demand shrank amidst the financial crisis. It became increasingly difficult for Japanese corporations to satisfy their working capital needs. The companies reduced their capital expenditure and cut back on employment, which in turn weakened individual consumption and chilled the domestic demand. In the meantime, consumer prices generally showed signs of stabilization. In the fiscal year ended March 31, 2009, the global economic conditions continued to deteriorate, causing, in turn, the Japanese economy to suffer a rapid downturn from the second half of the fiscal year ended March 31, 2009.

In the fiscal year ended March 31, 2010, the Japanese economy showed some signs of recovery. Exports and production activity have yet to recover to the pre-crisis level, but industrial output has continued to receive support from strong Asian export demand. Corporate earnings that improved as a result led to a recovery in capital investment. Consumer spending also remained strong, with cash handouts and purchase incentive programs administered by the Japanese government fueling demand for durable goods and helping offset the adverse effects of the relatively high unemployment. Prices of goods remained in a mild deflationary trend. It appears that the Japanese economy continues to be reliant on exports and fiscal stimulus measures and has yet to develop an endogenous growth momentum.

Our’s non-life insurance operations have traditionally relied upon the Japanese automobile insurance market, but the market has generally been shrinking in size in recent periods. This shrinkage can be attributed to several factors. First, the total number of vehicles registered in Japan has remained relatively flat in recent years. Second, the average premiums per vehicle have been experiencing a downward trend as more people choose to drive, and therefore insure, smaller and less expensive vehicles. Furthermore, the average premiums as a whole have declined as insured parties with good driving records became eligible for preferential premium rates upon renewal of their policies. Furthermore, our revenue from compulsory automobile insurance fell substantially due to the adjusted premium rates.

The problem of the shrinkage of the automobile insurance market was further compounded by the so-called “non-payment problem” and other inappropriate payment practices. In 2005, problems associated with disclosure made to policyholders and instances in which insurers had failed to pay claims and benefits payable to insured parties prompted the FSA to conduct close scrutiny into the matters, as more fully described in “Item 3.D. Risk Factors” and “Item 8.A. Consolidated Statements and Other Financial Information—Issues Relating to Non-payment and Under-payment of Insurance Claims” contained elsewhere in this annual report. Consequently, Japanese insurance companies, including us, have suffered a loss of reputation. The Japanese insurers have also been required to make substantial investments for system and operational improvements, which in turn generally hindered efforts to reduce the expense ratio to offset the rising claims ratio.

In the fiscal year ended March 31, 2010, the property and casualty insurance industry saw a further decline in revenues. The voluntary automobile insurance was hit by a decline in contract unit price due to progression of discounted premiums for drivers with no accident history. The fire and allied insurance was affected by a decline in housing starts. The marine insurance was adversely affected by weaker shipping activities and appreciation of yen.

In both non-life and life insurance markets, our business environment is expected to continue to be challenging. The competition is expected to further intensify with the business integration or reorganization of certain major Japanese non-life and life insurers, the entry of new players into the market, and expansion of sales channels to banks and others. In the medium to long-term period, our’s non-life insurance operations are subject to challenges associated with the declining birthrate, the shrinking and aging population, the global climate change, and increasingly sophisticated consumer demands, all of which will require us to continue to explore new business opportunities, take risks, and achieve an appropriate cost base.

SOMPO JAPAN

Unless otherwise noted, the following discussion in this Item 5 relates to Sompo Japan based on Sompo Japan’s U.S. GAAP financial information.

A.     Operating Results.

The following table sets forth our selected income statement information for each of the periods indicated:

	Year Ended March 31,
	Yen in millions			Dollars in thousands
	2010	2009	2008	2010
Revenues:
Property and casualty:
Net premiums written	¥1,291,003	¥1,315,235	¥1,368,723	$13,875,785
Less: increase in unearned premiums	(34,539)	(43,317)	(9,134)	(371,227)

Net premiums earned	1,325,542	1,358,552	1,377,857	14,247,012
Life insurance premiums	228,331	233,791	245,369	2,454,117
Net investment income	109,818	52,500	125,866	1,180,331
Realized gains (losses) on investments and unrealized gains (losses) on trading securities	71,279	(111,031)	23,501	766,111
Gains (losses) on derivatives instruments	26,068	(59,892)	(152,552)	280,181
Other income	18,045	15,536	15,773	193,949

Total revenues	1,779,083	1,489,456	1,635,814	19,121,700

Expenses:
Property and casualty losses, claims and loss adjustment expenses:
Losses and claims incurred and provided for	796,363	780,967	849,610	8,559,362
Loss adjustment expenses	76,778	76,185	72,715	825,215

Total Property and casualty losses, claims and loss adjustment expenses	873,141	857,152	922,325	9,384,577
Life and annuity contract benefits and losses	170,341	171,474	178,530	1,830,836
Interest credited to policyholders’ account balances	29,788	25,718	29,881	320,163
Amortization of deferred policy acquisition costs	222,276	222,835	227,728	2,389,037
Other expenses	309,161	302,391	290,680	3,322,883

Total expenses	1,604,707	1,579,570	1,649,144	17,247,496

Income (loss) before income tax expense (benefit)	174,376	(90,114)	(13,330)	1,874,205
Income tax expense (benefit):
Current	3,625	7,664	61,291	38,962
Deferred	58,503	(41,434)	(73,745)	628,794

Total income tax expense (benefit):	62,128	(33,770)	(12,454)	667,756

Net income (loss)	112,248	(56,344)	(876)	1,206,449

Less: Net income (loss) attributable to noncontrolling interests	(246)	(2,191)	765	(2,644)

Net income (loss) attributable to Sompo Japan	¥112,494	¥(54,153)	¥(1,641)	$1,209,093

Fiscal Year Ended March 31, 2010 compared with the Fiscal Year Ended March 31, 2009

Net Premiums Written. In non-life insurance business, net premiums written decreased 1.8% from ¥1,315.2 billion for the fiscal year ended March 31, 2009 to ¥1,291.0 billion for the fiscal year ended March 31, 2010, due primarily to the adjustment in premium rates for compulsory automobile liability insurance in April 2008 and a lowering of premium amount per policy in voluntary automobile insurance. Net premiums earned also decreased 2.4% from ¥1,358.6 billion for the fiscal year March 31, 2009 to ¥1,325.5 billion for the fiscal year March 31, 2010.

In terms of net premiums written, principal non-life insurance lines fared as follows:

•

Fire and Allied Lines Insurance. Net premiums written for fire and allied lines insurance increased 0.6% from ¥149.7 billion in the year ended March 31, 2009 to ¥150.6 billion in the year ended March 31, 2010, reflecting that results of operation of Saison Automobile & Fire Insurance Co., Ltd. have been newly consolidated for the year ended March 31, 2010.

•

Marine Insurance. Net premiums written for marine insurance decreased 20.0% from ¥36.8 billion in the year ended March 31, 2009 to ¥29.4 billion in the year ended March 31, 2010, due primarily to a fall in revenue from ocean cargo insurance because of a decline in trade volume and the appreciation of the yen.

•

Personal Accident Insurance. Net premiums written for personal accident insurance increased 0.8% from ¥127.0 billion in the year ended March 31, 2009 to ¥128.0 billion in the year ended March 31, 2010, due primarily to increased premiums in group medical insurance policies, though premiums in savings-type personal accident insurance policies decreased.

•

Voluntary Automobile Insurance. Net premiums written for voluntary automobile insurance decreased 1.3% from ¥660.8 billion in the year ended March 31, 2009 to ¥652.2 billion in the year ended March 31, 2010 due primarily to a lowering of premium amount per policy because of upgrade discounts for good drivers.

•

Compulsory Automobile Liability Insurance. Net premiums written for compulsory automobile liability insurance decreased 8.2% from ¥180.0 billion in the year ended March 31, 2009 to ¥165.3 billion in the year ended March 31, 2010, due to revision of premium rates in April 2008.

•

Other Insurances. Net premiums written for other insurances increased 2.9% from ¥160.9 billion in the year ended March 31, 2009 to ¥165.6 billion in the year ended March 31, 2010, mainly due to brisk sales of liability insurance.

Life Insurance Premiums. Overall life insurance premiums decreased 2.3% from ¥233.8 billion for the fiscal year ended March 31, 2009 to ¥228.3 billion for the fiscal year ended March 31, 2010, due primarily to continuing withdrawals in increasing term life insurance policies.

Net Investment Income. Net investment income increased 109.2% to ¥109.8 billion for the fiscal year ended March 31, 2010 from ¥52.5 billion for the fiscal year ended March 31, 2009, due to gains in investment trust accounted for under the equity method.

Realized Gains (Losses) on Investments and Unrealized Gains (Losses) on Trading Securities. Sompo Japan recorded realized gains on investments and unrealized gains on trading securities in the amount of ¥71.3 billion for the fiscal year ended March 31, 2010, compared to losses in the amount of ¥111.0 billion for the fiscal year ended March 31, 2009. Out of the total gain of ¥71.3 billion, ¥40.6 billion is attributed mainly to realized gains on sales of Japanese equity securities. The remainder of the gain is due primarily to unrealized gains on trading securities of ¥30.7 billion.

Gains (Losses) on Derivative Instruments. Sompo Japan recorded gains on derivative instruments in the amount of ¥26.1 billion for the fiscal year ended March 31, 2010, compared to losses in the amount of ¥59.9 billion for the fiscal year ended March 31, 2009, due to improvement of the global financial markets and tightening of spread.

Other Income. Other income increased 16.1% to ¥18.0 billion for the fiscal year ended March 31, 2010 from ¥15.5 billion for the fiscal year ended March 31, 2009, reflecting an increased gain from the disposition of real properties compared to the previous year.

Losses, Claims and Loss Adjustment Expenses. Total property and casualty losses, claims and loss adjustment expenses increased 1.9% from ¥857.2 billion for the fiscal year ended March 31, 2009 to ¥873.1 billion for the fiscal year ended March 31, 2010. Losses and claims incurred and provided for increased from ¥781.0 billion for the year ended March 31, 2009 to ¥796.4 billion for the year ended March 31, 2010, due primarily to increases in net loss incurred related to voluntary automobile insurance. Overall net loss ratio increased from 57.5% for the year ended March 31, 2009 to 60.1% for the year ended March 31, 2010.

In terms of net loss incurred and net loss ratio, principal non-life insurance lines fared as follows:

•

Fire and Allied Lines Insurance. Net loss incurred for fire and allied lines insurance decreased from ¥59.5 billion for the year ended March 31, 2009 to ¥58.8 billion for the year ended March 31, 2010, due primarily to a decrease in incurred losses in connection with causes other than natural disasters while incurred losses caused by natural disasters increased. Net loss ratio also decreased from 38.4% for the year ended March 31, 2009 to 36.5% for the year ended March 31, 2010.

•

Marine Insurance. Net loss incurred for marine insurance decreased from ¥20.6 billion for the year ended March 31, 2009 to ¥13.9 billion for the year ended March 31, 2010, due primarily to a decline in trade volume and the appreciation of the yen. Net loss ratio decreased from 54.7% for the year ended March 31, 2009 to 46.7% for the year ended March 31, 2010.

•

Personal Accident Insurance. Net loss incurred for personal accident insurance decreased from ¥73.6 billion for the year ended March 31, 2009 to ¥71.2 billion for the year ended March 31, 2010, due primarily to a decrease in incurred losses in connection with group medical insurance policies. Net loss ratio also decreased from 58.8% for the year ended March 31, 2009 to 56.4% for the year ended March 31, 2010.

•

Voluntary Automobile Insurance. Net loss incurred for voluntary automobile insurance increased from ¥393.9 billion for the year ended March 31, 2009 to ¥421.1 billion for the year ended March 31, 2010, due primarily to an increase in reserves for outstanding losses and claims. Net loss ratio also increased from 59.5% for the year ended March 31, 2009 to 63.8% for the year ended March 31, 2010.

•

Compulsory Automobile Liability Insurance. Net loss incurred for compulsory automobile liability insurance decreased from ¥154.9 billion for the year ended March 31, 2009 to ¥153.7 billion for the year ended March 31, 2010. Net loss ratio increased from 70.7% for the year ended March 31, 2009 to 81.8% for the year ended March 31, 2010. Although net loss incurred for this insurance decreased, the net loss ratio increased due to a decrease in the premiums earned.

•

Other Insurances. Net loss incurred for other insurances decreased from ¥78.4 billion for the year ended March 31, 2009 to ¥77.7 billion for the year ended March 31, 2010, due primarily to a decrease in incurred losses related to nursing care expenses insurance. Net loss ratio also decreased from 49.0% for the year ended March 31, 2009 to 48.3% for the year ended March 31, 2010.

Life and Annuity Contract Policy Benefits and Losses. Expenses for life and annuity contract policy benefits and losses decreased 0.7% from ¥171.5 billion for the fiscal year ended March 31, 2009 to ¥170.3 billion for the fiscal year ended March 31, 2010 due to a decrease in losses on withdrawal because of reduced withdrawal refunds.

Interests Credited to Policyholders’ Account Balances. Interests credited to policyholders’ account balances increased 15.8% from ¥25.7 billion for the fiscal year ended March 31, 2009 to ¥29.8 billion for the fiscal year ended March 31, 2010, reflecting refinement of measurement in the outstanding balance of saving-type insurance policies.

Deferred Policy Acquisition Costs. Amortization of deferred policy acquisition costs decreased 0.3% from ¥222.8 billion for the fiscal year ended March 31, 2009 to ¥222.3 billion for the fiscal year ended March 31, 2010. The decrease was due to the decrease in amortization of deferred policy acquisition costs in non-life insurance business, offset by the increase in amortization of deferred policy acquisition costs in life insurance business, which resulted in deferred policy acquisition costs remaining at a similar level as compared to the previous fiscal year. As a result, amortization of deferred policy acquisition costs slightly decreased.

Other Expenses. Other expenses increased 2.2% from ¥302.4 billion for the fiscal year ended March 31, 2009 to ¥309.2 billion for the fiscal year ended March 31, 2010, reflecting an increase in interest expenses on subordinated bond issued in May 2009 and bond-issuing expenses.

Income (Loss) Before Income Tax Expense (Benefit). As a result of the foregoing, Sompo Japan recorded income before income tax expense in the amount of ¥174.4 billion for the fiscal year ended March 31, 2010, compared to loss before income tax benefit in the amount of ¥90.1 billion for the fiscal year ended March 31, 2009, reflecting increases in realized gains on investments and unrealized gains on trading securities as well as increases in gains on derivative instruments and net investment income during the period.

Income Tax Expense (Benefit). Sompo Japan recorded income tax expense in the amount of ¥62.1 billion for the fiscal year ended March 31, 2010, compared to income tax benefit in the amount of ¥33.8 billion for the fiscal year ended March 31, 2009, primarily due to a recognition of income before income tax expense, contrary to loss before income tax benefit in the previous year.

Net Income (Loss) attributable to Sompo Japan. Net income attributable to Sompo Japan was ¥112.5 billion for the fiscal year ended March 31, 2010, compared to net loss attributable to Sompo Japan of ¥54.2 billion for the fiscal year ended March 31, 2009, reflecting increases in realized gains on investments and unrealized gains on trading securities as well as increases in gains on derivative instruments and net investment income during the period.

Fiscal Year Ended March 31, 2009 compared with the Fiscal Year Ended March 31, 2008

Net Premiums Written. In non-life insurance business, net premiums written decreased 3.9% from ¥1,368.7 billion for the fiscal year ended March 31, 2008 to ¥1,315.2 billion for the fiscal year ended March 31, 2009, due primarily to the adjustment in premium rates for compulsory automobile liability insurance. Net premiums earned also decreased 1.4% from ¥1,377.9 billion for the fiscal year March 31, 2008 to ¥1,358.6 billion for the fiscal year March 31, 2009.

In terms of net premiums written, principal non-life insurance lines fared as follows:

•

Fire and Allied Lines Insurance. Net premiums written for fire and allied lines insurance decreased 0.2% from ¥150.1 billion in the year ended March 31, 2008 to ¥149.7 billion in the year ended March 31, 2009, due primarily to a drop in the volume of fire insurance policies written in connection with customers’ housing loans.

•

Marine Insurance. Net premiums written for marine insurance decreased 4.1% from ¥38.3 billion in the year ended March 31, 2008 to ¥36.8 billion in the year ended March 31, 2009. Although revenues from hull insurance were brisk, the decrease in net premiums written under this line of insurance was due to a fall in revenue from ocean cargo insurance.

•

Personal Accident Insurance. Net premiums written for personal accident insurance decreased 1.3% from ¥128.7 billion in the year ended March 31, 2008 to ¥127.0 billion in the year ended March 31, 2009, due to decreased volume of personal accident insurance policies underwritten, with an exception of group medical insurance policies whose sales remained strong.

•

Voluntary Automobile Insurance. Net premiums written for voluntary automobile insurance decreased 0.3% from ¥662.5 billion in the year ended March 31, 2008 to ¥660.8 billion in the year ended March 31, 2009 due to impact of good-driver discounts, a shift toward smaller vehicles and the decline in new automobile sales, mainly in retail market.

•

Compulsory Automobile Liability Insurance. Net premiums written for compulsory automobile liability insurance decreased 21.2% from ¥228.6 billion in the year ended March 31, 2008 to ¥180.0 billion in the year ended March 31, 2009, due to revision of premium rates in April 2008.

•

Other Insurances. Net premiums written for other insurances increased 0.2% from ¥160.6 billion in the year ended March 31, 2008 to ¥160.9 billion in the year ended March 31, 2009, mainly due to brisk sales of liability insurance.

Life Insurance Premiums. Overall life insurance premiums decreased 4.7% from ¥245.4 billion for the fiscal year ended March 31, 2008 to ¥233.8 billion for the fiscal year ended March 31, 2009, due primarily to the suspension of underwriting of certain types of term life insurance policies and an increase in withdrawals of such policies.

Net Investment Income. Net investment income decreased 58.3% to ¥52.5 billion for the fiscal year ended March 31, 2009 from ¥125.9 billion for the fiscal year ended March 31, 2008, due to losses in investment trust accounted for under the equity method.

Realized Gains (Losses ) on Investments and Unrealized Gains (Losses) on Trading Securities. Sompo Japan recorded realized losses on investments and unrealized losses on trading securities in the amount of ¥111.0 billion for the fiscal year ended March 31, 2009, compared to gains in the amount of ¥23.5 billion for the fiscal year ended March 31, 2008. Out of the total loss of ¥111.0 billion, ¥45.2 billion is attributed to impairment losses recorded for Japanese equity securities as their market values declined. The remainder of the loss is due to the decline in foreign stock market, declined value of foreign fixed maturity instruments, adverse foreign exchange fluctuations as well as ¥24.0 billion of unrealized loss on trading securities.

Losses on Derivative Instruments. Losses on derivative instruments decreased 60.7% from ¥152.6 billion for the fiscal year ended March 31, 2008 to ¥59.9 billion for the fiscal year ended March 31, 2009, due to reduction in additional losses incurred on credit derivatives.

Other Income. Other income decreased 1.9% to ¥15.5 billion for the fiscal year ended March 31, 2009 from ¥15.8 billion for the fiscal year ended March 31, 2008, reflecting a reduced gain from the disposition of real properties compared to the previous year.

Losses, Claims and Loss Adjustment Expenses. Total property and casualty losses, claims and loss adjustment expenses decreased 7.1% from ¥922.3 billion for the fiscal year ended March 31, 2008 to ¥857.2 billion for the fiscal year ended March 31, 2009. Losses and claims incurred and provided for decreased from ¥849.6 billion for the year ended March 31, 2008 to ¥781.0 billion for the year ended March 31, 2009, due primarily to decreases in net loss incurred related to voluntary automobile insurance and compulsory automobile liability insurance. Overall net loss ratio decreased from 61.7% for the year ended March 31, 2008 to 57.5% for the year ended March 31, 2009.

In terms of net loss incurred and net loss ratio, principal non-life insurance lines fared as follows:

•

Fire and Allied Lines Insurance. Net loss incurred for fire and allied lines insurance increased from ¥56.8 billion for the year ended March 31, 2008 to ¥59.5 billion for the year ended March 31, 2009. Net loss ratio also increased from 37.4% for the year ended March 31, 2008 to 38.4% for the year ended March 31, 2009, due primarily to an increase in loss reserves while premiums earned slightly decreased.

•

Marine Insurance. Net loss incurred for marine insurance increased from ¥15.8 billion for the year ended March 31, 2008 to ¥20.6 billion for the year ended March 31, 2009. Net loss ratio increased from 40.6% for the year ended March 31, 2008 to 54.7% for the year ended March 31, 2009, due to increases in paid losses related to cargo insurance and loss reserves related to hull insurance.

•

Personal Accident Insurance. Net loss incurred for personal accident insurance increased from ¥72.3 billion for the year ended March 31, 2008 to ¥73.6 billion for the year ended March 31, 2009, due primarily to an increase in losses related to medical expense insurance. Net loss ratio also increased from 57.6% for the year ended March 31, 2008 to 58.8% for the year ended March 31, 2009.

•

Voluntary Automobile Insurance. Net loss incurred for voluntary automobile insurance decreased from ¥451.2 billion for the year ended March 31, 2008 to ¥393.9 billion for the year ended March 31, 2009, due primarily to a decrease in losses related to bodily injury liability coverage. Net loss ratio also decreased from 67.7% for the year ended March 31, 2008 to 59.5% for the year ended March 31, 2009.

•

Compulsory Automobile Liability Insurance. Net loss incurred for compulsory automobile liability insurance decreased from ¥167.1 billion for the year ended March 31, 2008 to ¥154.9 billion for the year ended March 31, 2009. Net loss ratio decreased from 71.0% for the year ended March 31, 2008 to 70.7% for the year ended March 31, 2009. While the premiums earned decreased due to a downward revision of the basic premium rates, losses incurred for this insurance also decreased. As a result, the net loss ratio remained nearly unchanged.

•

Other Insurances. Net loss incurred for other insurances decreased from ¥86.4 billion for the year ended March 31, 2008 to ¥78.4 billion for the year ended March 31, 2009, due primarily to a decrease in losses related to liability insurance. Net loss ratio also decreased from 54.1% for the year ended March 31, 2008 to 49.0% for the year ended March 31, 2009.

Life and Annuity Contract Policy Benefits and Losses. Expenses for life and annuity contract policy benefits and losses decreased 4.0% from ¥178.5 billion for the fiscal year ended March 31, 2008 to ¥171.5 billion for the fiscal year ended March 31, 2009 due to the reduced level of reserves required in connection with the reduced premium revenue.

Interests Credited to Policyholders’ Account Balances. Interests credited to policyholders’ account balances decreased 14.0% from ¥29.9 billion for the fiscal year ended March 31, 2008 to ¥25.7 billion for the fiscal year ended March 31, 2009, reflecting a decrease in interest payments as the outstanding balance of savings-type insurance policies decreased.

Deferred Policy Acquisition Costs. Amortization of deferred policy acquisition costs decreased 2.1% from ¥227.7 billion for the fiscal year ended March 31, 2008 to ¥222.8 billion for the fiscal year ended March 31, 2009 due to a decrease in policy acquisition costs at Sompo Japan Insurance Inc.

Other Expenses. Other expenses increased 4.0% from ¥290.7 billion for the fiscal year ended March 31, 2008 to ¥302.4 billion for the fiscal year ended March 31, 2009, reflecting an increase in general and administrative expenses at Sompo Japan Insurance Inc.

Loss Before Income Tax Benefit. As a result of the foregoing, loss before income tax benefit increased 577.4% to ¥90.1 billion for the fiscal year ended March 31, 2009 from ¥13.3 billion for the fiscal year ended March 31, 2008, reflecting a decrease in net investment income as well as realized losses on investments and unrealized losses on trading securities during the period.

Income Tax Benefit. Income tax benefit increased to ¥33.8 billion for the fiscal year ended March 31, 2009 from ¥12.5 billion for the fiscal year ended March 31, 2008, primarily due to increase in loss before income tax benefit.

Net Loss attributable to Sompo Japan. Net loss attributable to Sompo Japan was ¥54.2 billion for the fiscal year ended March 31, 2009, compared to ¥1.6 billion for the fiscal year ended March 31, 2008, reflecting a decrease in net investment income as well as increases in realized losses on investments and unrealized losses on trading securities during the period.

Critical Accounting Policies

The accounting policies that Sompo Japan follows when preparing U.S. GAAP consolidated financial statements are fundamental to understanding its financial condition and results of operations. Many of these accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities.

Sompo Japan’s significant accounting policies are summarized in the notes to its U.S. GAAP consolidated financial statements included in this annual report. The following is a summary of Sompo Japan’s critical accounting policies involving accounting estimates and judgments.

Insurance Reserves

Losses, Claims and Loss Adjustment Expenses Liability

Sompo Japan’s losses, claims and loss adjustment expenses liability represents estimates of future payments that Sompo Japan will make in respect of property and casualty insurance claims, including expenses relating to those claims for insured events that have already occurred as of the balance sheet date.

As of March 31, 2010, Sompo Japan’s losses, claims and loss adjustment expenses liability accrued by line of business is as follows:

	As of March 31, 2010
Line of Business	Case	IBNR	Total
	(in millions of yen)
Property and casualty business:
Fire and Allied Lines Insurance	¥32,487	¥14,230	¥46,717
Marine Insurance	25,901	8,462	34,363
Personal Accident Insurance	27,503	32,866	60,369
Voluntary Automobile Insurance	262,503	70,916	333,419
Compulsory Automobile Liability Insurance	77,965	167,537	245,502
Other Insurances	128,746	93,994	222,740

Total	¥555,105	¥388,005	¥943,110

The variables that affect the estimation process for the liability for losses, claims and loss adjustment expenses, primarily include the following:

•	changes in how the courts interpret policy terms that impact the amount of claims and trends in court verdicts

•	changes in legislation and the laws that impact the insurance industry

•	changes in social, economic and demographic trends that influence the composition or behavior of policyholders

•	changes in the inflation rate for goods and services related to the damages covered by policies

The liability for losses, claims and loss adjustment expenses for property and casualty insurance includes the accumulation of individual case estimates for claims that have been reported (“case reserves”) and estimates of claims that have been incurred but not reported (“IBNR reserves”) as well as estimates of the expenses associated with processing and settling all reported and unreported claims, less estimates of anticipated salvage and subrogation recoveries.

Case reserves are estimated based on the facts available at the time of the estimation, including individual loss reports. Case reserves are updated when new information is received indicating changes in the estimated losses.

IBNR reserves are determined using actuarial methods to estimate ultimate loss based on historical experience, providing for losses incurred but not reported at the end of each fiscal year. In applying the actuarial method, Sompo Japan groups its insurance products based on their loss development characteristics to appropriately reflect the loss development pattern of each group in order to estimate IBNR reserves.

Sompo Japan’s loss reserves include amounts related to short-tail and long-tail business.

a)	Short-tail business

For short-tail business, claims are reported and settled shortly after the loss occurs resulting in less estimation uncertainty. Consequently, the estimation of loss reserves for short-tail business is less complex. Short-tail business primarily consists of voluntary automobile property damage, fire and allied line, and marine business.

b)	Long-tail business

For long-tail business, because significant periods of time, ranging up to several years and more, may elapse between the occurrence of loss, reporting of the loss and the final settlement of the claim, this type of business is exposed to greater estimation uncertainties and variability, and is also influenced by changes in claims management practices. Loss experience in the more recent accident years for the long-tail business has limited statistical credibility because a relatively small proportion of losses in these accident years are reported claims and a smaller proportion is paid losses. Consequently, the estimation of loss reserves for long-tail business is subject to a higher degree of variability than for short-tail business. The estimation process is therefore, more complex incorporating a greater number of calculations, techniques, scenarios and a wide range of assumptions. Long-tail business primarily consists of automobile liability (voluntary & compulsory) and general liability business.

IBNR reserves for each line are estimated using the incurred loss triangle method. The incurred loss triangle method is based on the assumption that, at any given state of maturity, ultimate losses can be estimated by multiplying cumulative reported losses (paid losses plus case reserves) by a cumulative loss development factor. The validity of the results of this method depends on the stability of claim reporting and settlement rates, as well as the consistency of case reserve levels. Under this method, historical “age-to-age” loss development factors (LDF) play an important role in evaluating ultimate losses. LDFs are calculated to measure the relative development of an accident year from one maturity point to the next. Sompo Japan then selects age-to-age LDFs based on these historical factors. These LDFs for each incremental age are then accumulated to represent cumulative LDFs, which represent the total expected remaining development at a given point in time. These cumulative LDFs are then used to project the ultimate losses. The ultimate loss estimates are reduced by cumulative paid claims and case reserves by accident year. Sompo Japan aggregates the results of each accident year to evaluate IBNR reserves.

The estimates of ultimate losses from using a loss development approach can be affected by changes in internal claim department processing, a shift between single and multiple payments per claim, changes in the law, or variations in the mix of business from year to year. Also, since the percentage of losses paid for immature years is often low, LDFs may be volatile. A small variation in the number of claims paid may have a multiplying effect that can lead to significant changes in estimated ultimate losses. In these cases, Sompo Japan utilizes the

Bornhuetter-Ferguson method to supplement the ultimate loss projections for immature years. The Bornhuetter-Ferguson method relies on the assumption that remaining unreported losses are a function of the total expected losses rather than a function of currently reported losses. The expected losses used in this analysis are based on initial selected ultimate loss ratios by accident year and multiplied by the unreported percentage to produce expected unreported losses. The expected unreported losses are added to the current reported losses to produce ultimate losses. Cumulative paid claims and case reserves are reduced from ultimate losses by accident year. Sompo Japan aggregates the results of each accident year to evaluate IBNR reserves.

Sompo Japan primarily utilizes the incurred loss triangle method for the estimation of IBNR reserve. For short-tail business, the development of paid and incurred losses generally exhibits a reasonably stable pattern of loss development from one accident year to the next. Therefore, for short-tail business, the incurred loss triangle method is generally considered appropriate and is the primary method used for the projection of the ultimate loss. For long-tail business, estimation of ultimate losses in the recent accident years requires more actuarial judgment. Loss development factors based on the past experience may not produce a useful estimate of ultimate losses in the most recent accident years since many claims either have not yet been reported or are only in the early stages of the settlement process. Therefore, Sompo Japan takes into consideration the results of projections based on the Bornhuetter-Ferguson method for the immature years, as appropriate. Sompo Japan assumes that the long-tail group has the characteristic of being paid mainly five years after the accident year. Settlement of claims involving longer-tailed reserves is inherently more risky and uncertain as claims cost may escalate as time progresses. Sompo Japan estimates that approximately 13.0% of its property and casualty reserves as of March 31, 2010 relate to claims that will be paid after five or more years of the accident year. In reviewing the loss development of each short-tail and long-tail group by comparing the past trends of loss development, Sompo Japan excludes the losses caused by catastrophic disasters such as typhoons or earthquakes to project ultimate losses because those data may distort the loss development, with those data separately taken into consideration to calculate ultimate losses.

Sompo Japan reviews the estimation process and the determination of the reserve for losses, claims and loss adjustment expenses to verify reasonableness, and incorporates any adjustments in updating the liability with changes in estimates. The reviews are performed at least annually and more frequently when appropriate and needed. For example, Sompo Japan reviews the overall loss development for the interim period as a part of the Japanese statutory reporting at interim. The estimates are also revised as historical loss experience develops, additional claims are reported and settled, and information unavailable at the time of the initial estimation becomes available. Therefore, the amount of the liability may exceed or fall short of its estimates. When actual losses differ from estimates, the difference is recorded in the period in which the difference becomes known. See Item 4.B “Business Overview—Business of Sompo Japan—Losses and Reserves—Loss and Expense Ratios” for the detailed information.

As part of the review process of the adequacy and appropriateness of loss reserves at year end, senior management is involved in the discussions with internal actuaries concerning the results of the latest loss reserve analysis. Management evaluates the ultimate loss projections performed by the internal actuaries through discussion with the actuaries and by reviewing the latest loss reserve analysis. Management considers loss trends observed over the recent periods (frequency, severity and pattern of claims), the level of volatility of LDFs and pricing, and evaluates whether the assumptions used for the projections and the recent trends of loss reserve are consistent with the economic and business environment surrounding Sompo Japan and the industry. Such assessment requires considerable judgment. No significant adjustments were made to loss reserves as a result of the management review as of March 31, 2010 and 2009.

Changes in reported losses affect the historical loss development, which results in changes to the liability for losses, claims and loss adjustment expenses. The key assumptions used in the actuarial methods include legal, regulatory, economic and demographic trends which are reflected in the LDFs and expected loss ratios that are used in the estimation of reserves for losses, claims and loss adjustment expenses. Total loss reserves of ¥943 billion as of March 31, 2010, reflect a decrease of ¥8 billion from the total loss reserves of ¥951 billion as of March 31, 2009 resulting from decrease in loss reserves for both long-tail business and short-tail business, due to changes in the LDFs that affect the estimates of ultimate losses.;

a)	Short-tail business

Property Damage Insurance

The change in LDFs was primarily caused by changes in the loss development of property damage claims due to the following factors and impacted the change in ultimate losses:

•

Actual incurred losses for the year ended March 31, 2010 were less than the amount estimated based on the past trend as of the beginning of year, especially in accident years 2004 and 2006 through 2008, primarily because of a trend of shortening tail of property damage business. As a result of considering these trends to loss reserve analysis, the ultimate loss in accident years 2004 and 2006 through 2008 resulted in a decrease by approximately ¥0.7 billion. Also, the development of LDFs for the year ended March 31, 2010 with regard to accident years 1999 and 2003 was less than one. This lowered the LDFs used for the loss reserve analysis as of March 31, 2010.

•

As a result, the total effects resulting from these changes were to decrease the ultimate losses by approximately ¥0.5 billion in the year ended March 31, 2010. This indicated that the loss reserves as of 31 March, 2009 were redundant by ¥0.5 billion in consideration of latest trends where the development of paid and incurred losses in the year ended March 31, 2010 are reflected.

b)	Long-tail business

The change in LDFs for long-tail business was primarily related to voluntary automobile insurance covering bodily injury and personal accident insurance as follows:

–Voluntary automobile insurance covering bodily injury

•

Sompo Japan noted that the actual incurred losses for the year ended March 31, 2010 were less than that estimated at the beginning of year based on the past trend in accident years 2007 through 2008 by approximately ¥7 billion. As a result of considering these trends to loss reserve analysis, the ultimate loss in accident years 2007 through 2008 resulted in a decrease by approximately ¥8 billion. Also, the development of LDFs for the year ended March 31, 2010 with regard to accident years 2001, 2002 and 2004 was less than one. This lowered the LDFs used for the loss reserve analysis as of March 31, 2010.

•

As a result, the total effects resulting from these changes were to decrease the ultimate losses by approximately ¥7 billion in the year ended March 31, 2010. This indicated that the loss reserves as of 31 March, 2009 were redundant by ¥7 billion in consideration of latest trends where the development of paid and incurred losses in the year ended March 31, 2010 are reflected.

–Personal accident insurance

•

Sompo Japan noted that the actual incurred loss for the year ended March 31, 2010 was less than that estimated based on the past trend as of the beginning of year (i.e., favorable development), especially in accident years 2006 through 2008 by approximately ¥3 billion, and this decreased the LDFs. As a result of considering these trends to loss reserve analysis, the ultimate loss in accident years 2006 through 2008 resulted in a decrease by approximately ¥3 billion.

•

As a result, the total effects resulting from these changes were to decrease the ultimate losses by approximately ¥3 billion in the year ended March 31, 2010. This indicated that the loss reserves as of 31 March, 2009 were redundant by ¥3 billion in consideration of latest trends where the development of paid and incurred losses in the year ended March 31, 2010 are reflected.

In addition, Sompo Japan performs an analysis of the impact that reasonably likely changes in key assumptions may have on the estimation of the liability for losses, claims and loss adjustment expenses for its major lines of direct business at the parent level: property damage (fire and allied, and other similar small lines of business), personal accident, voluntary automobile, compulsory automobile liability, liability and workers’

compensation. Based on the past performance of reported losses, Sompo Japan believes that reasonably likely changes in key assumptions range in 90% confidence interval (i.e., a five percent chance of resulting in larger losses and a five percent chance of resulting in lower losses). In order to determine the worst case adverse development resulting from reasonably likely changes in key assumptions, Sompo Japan performs its analysis at the ninety-five percentile. This analysis indicates that such worst case adverse development for each line of business and in the aggregate falls within a range of approximately seven percent of recorded loss reserves on both a gross and a net of reinsurance basis as of March 31, 2010.

For the years ended March 31, 2010, 2009 and 2008, Sompo Japan’s adverse (favorable) development for claims expenses for all lines of business related to prior years (net of reinsurance) was as follows:

	For the year ended March 31,
	2010	2009	2008
	(in millions of yen unless otherwise indicated)
Claims expenses (recovery) recognized in the current year relating to prior years, net of reinsurance	¥(39,644)	¥(45,946)	¥24,004
Claims expenses (recovery) recognized in the current year relating to prior years as a percentage of opening reserves for losses, claims and loss adjustment expenses, net of reinsurance	(4.76)%	(5.23)%	2.85%
Claims expenses (recovery) recognized in the current year relating to prior years as a percentage of net incurred losses, net of reinsurance	(4.54)%	(5.36)%	2.60%

Losses and expenses incurred for the years ended March 31, 2010, 2009 and 2008, shown in the table above were mainly attributed to the loss trend in the voluntary automobile line and the personal accident line, and resulted from the changes, based on Sompo Japan’s latest experience in claim settlements, in loss development factors in earlier accident years. In the year ended March 31, 2008, the trend of incurred losses mainly in the voluntary automobile line and the personal accident line had been increasing through the year end, which resulted in an unfavorable development of ¥24,004 million. In the year ended March 31, 2009, the incurred losses mainly in the voluntary automobile line declined to result in a favorable development of ¥45,946 million of the losses incurred attributable to prior years, as more accidents were settled and closed earlier than anticipated in the previous year based on the past experience and that affected the consequent determination of loss development factors. In the year ended March 31, 2010, while a total of the losses incurred increased in comparison with ones in the year ended March 31, 2009, losses incurred attributable to prior years also came to a favorable development of ¥39,644 million in the same trend as observed in the year ended March 31, 2009 due to lower than expected loss emergence mainly in the voluntary automobile line and the personal accident line and that lowered the consequent loss development factors. As set forth in the table above, subsequent developments on prior years’ claims represented an immaterial portion of the claims expenses for the years indicated.

Future Policy Benefits for Life Insurance Contracts

Future policy benefits for life insurance contracts include future policy benefits and losses for traditional life insurance contracts and provisions for unpaid life insurance policy claims.

Future policy benefits for traditional life insurance contracts are estimated using a net level premium method, based on actuarial assumptions including mortality, morbidity, expected rate of return, surrender, and expense ratios established when the policies were purchased for purchased contracts or the policies were written for other contracts. Assumptions for mortality and morbidity have been determined based on the Sompo Japan’s experience when such policies were purchased or written. Such assumptions include a margin for adverse deviation, as well as the assumptions for expected rate of return, expense ratio and lapse rates. The assumed expected rate of return ranges from 1.05% to 4.15%, depending on year of issue and types of product.

Sompo Japan’s future policy benefits for life insurance contracts include the guaranteed benefit obligations with respect to certain types of nontraditional long-duration life insurance contracts and annuities. Refer to the detailed information on these products in Note 8 to Sompo Japan’s consolidated financial statements.

The amount of unpaid life insurance policy claims represents the estimated liability for reported and incurred but not reported (“IBNR”) losses on life insurance contracts calculated on an undiscounted basis.

Although mortality, morbidity and interest rate assumptions are “locked-in” upon the issuance of new insurance or annuity contracts with fixed and guaranteed terms, significant changes in experience or assumptions may require Sompo Japan to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the margin for adverse deviation. See “—Amortization of Deferred Policy Acquisition Costs” below.

Amortization of Deferred Policy Acquisition Costs

Policy acquisition costs that vary with and are related to property and casualty insurance contracts and life insurance contracts acquired are deferred to the extent that they are deemed recoverable. Such costs include commissions to external sales agents, policy issuance and other underwriting costs.

Sompo Japan tests the recoverability of deferred policy acquisition costs annually to make sure that the capitalized amounts do not exceed the present value of anticipated gross profits. As a result of the test, Sompo Japan concludes that deferred policy acquisition costs on the consolidated statements of financial position are deemed recoverable.

The recoverability of deferred policy acquisition costs is also evaluated as part of the determination of the existence of premium deficiency. For property and casualty insurance contracts, premium deficiency reserves are considered, if necessary, for the material amount of the anticipated losses, loss adjustment expenses, commissions and other acquisition costs and maintenance costs that have not previously been expensed in excess of the recorded unearned premium reserve and future installment premiums on existing policies. For life insurance contracts, premium deficiency reserves are considered, if necessary, when a liability for future policy benefits less the present value of expected future gross premium are determined to be insufficient to provide for expected future policy benefits and expenses and to recover any unamortized policy acquisition costs. If a premium deficiency exists, deferred policy acquisition costs are reduced by the amount of the deficiency or to zero with the amount charged to “Amortization of deferred policy acquisition costs”. If the deficiency is in excess of deferred policy acquisition costs, Sompo Japan recognizes a reserve for the premium deficiency. For the years ended March 31, 2010, 2009 and 2008, Sompo Japan recognized a premium deficiency for short-duration insurance contracts and reduced deferred policy acquisition costs by ¥298 million, ¥341 million and ¥174 million, respectively, with the excess amount of ¥51 million, ¥1,177 million and ¥98 million increasing “Unearned premiums”.

Deferred policy acquisition costs for property and casualty insurance products are amortized over the period in which the relevant written premiums are earned. Deferred policy acquisition costs for traditional life insurance products are amortized over the terms in which the premiums are paid. Deferred policy acquisition costs for investment-type products are amortized by the constant yield method. Deferred policy acquisition costs for universal life-type products are amortized over the expected life of the contracts in proportion to estimated gross profits.

The American Institute of Certified Public Accountants provided guidance on accounting for deferred acquisition costs associated with internal replacements of certain insurance and investment contracts. This guidance defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Sompo Japan adopted this guidance as of April 1, 2007 to apply it to internal replacements occurring in the fiscal year beginning as of that date. The adoption did not have a material effect on Sompo Japan’s consolidated financial statements.

Accounting for Deposit-Type Insurance Contracts

Deposit-type insurance contracts are long-term property and casualty insurance contracts accompanied by a savings feature in addition to insurance coverage.

The premium for the insurance portion is calculated in the same way as the premium for a traditional indemnity policy without any savings portion. The premium for the savings portion represents the present value of the lump-sum amount of maturity refund or annuity refund for a fixed period to be paid to policyholders. The value at maturity is calculated on a discounted basis using the expected rate of return and the “total loss termination” rate, both of which are fixed at inception of contract. The “total loss termination” means an exceptional event that would cause a full payout of the insurance portion of the policy, and in such case, the contract terminates without any maturity refund being paid to the policyholder. The weighted-average annual frequency of “total loss termination” is approximately 0.04% per annum. The amount of savings portion and interest included in the premiums received for “total loss termination” contracts are funded for maturity refunds of other contracts in force. Those funds from “total loss termination” contracts cannot be used for other purposes including indemnity claims for such terminated contract and other contracts.

Policyholders of deposit-type insurance contracts can terminate the contract before maturity by paying a pre-determined fee to Sompo Japan.

The premiums for the insurance portion are recognized as revenue over the period of the contract, generally in proportion to the amount to be covered by the insurance policy. The premiums received for the savings portion of such contracts are recorded as a liability called “Policyholders’ account balances” in accordance with deposit accounting rules. Policyholders’ account balances are recorded using the interest rate calculation method based on the present value of expected future cash flows. The amount of expected future cash flows is composed of the future maturity refund and the investment portion of outstanding insurance contracts, but does not include future surrender penalties. Interest rates applied to policyholders’ account balances vary depending on the timing of contracts and the type of the policy, ranging from 0.16% to 5.50%. At the end of each fiscal year, “Policyholders’ account balances” is adjusted to reflect the present value of contracts in force. The effects arising from the gap between the “total loss termination” rate committed at inception of the contract and the actual “total loss termination” rate is recognized as profit or loss for the current year. If the return from actual investment performance by Sompo Japan exceeds the expected rate of return, Sompo Japan may make an additional payout to policyholders as a dividend at the sole discretion of Sompo Japan. The reserve for future dividend payout to policyholders is included in policyholders’ account balances and the amount of the reserves totaled ¥179 million and ¥292 million as of March 31, 2010 and 2009, respectively.

Policy acquisition costs are not charged to the savings portion of the contract. Costs associated with policy acquisition of deposit-type insurance contracts are charged to the insurance portion and amortized over the term of contract. The probability of premium deficiency, which is only relevant to the insurance portion, is determined as described above “Amortization of Deferred Policy Acquisition Costs”.

See Note 1 to Sompo Japan’s consolidated financial statements for further discussion.

Valuation and Impairment of Investments

Valuation of Securities Available-for-Sale

The following table shows the fair value of our fixed maturity securities available-for-sale, broken down by security ratings, and equity securities available-for-sale as of March 31, 2010 and 2009:

	2010		2009
	Fair value	% of total securities available-for-sale	Fair value	% of total securities available-for-sale
	(in millions of yen unless otherwise indicated)
Fixed maturity securities:
Investment grade	¥2,018,261	60.8	¥1,894,281	63.1
Non-investment grade	3,194	0.1	578	0.0
Not rated	34,792	1.0	82,755	2.8

Sub total	2,056,247	61.9	1,977,614	65.9
Equity securities	1,263,586	38.1	1,022,384	34.1

Total	¥3,319,833	100.0	¥2,999,998	100.0

The following table shows gross unrealized losses on our fixed maturity securities available-for-sale, broken down by security ratings, and equity securities available-for-sale as of March 31, 2010 and 2009:

	2010		2009
	Gross unrealized losses	% of total securities available-for-sale	Gross unrealized losses	% of total securities available-for-sale
	(in millions of yen unless otherwise indicated)
Fixed maturity securities:
Investment grade	¥(17,005)	83.0	¥(7,893)	46.9
Non-investment grade	(—)	—	(—)	—
Not rated	(11)	0.1	(209)	1.2

Sub total	(17,016)	83.1	(8,102)	48.1
Equity securities	(3,453)	16.9	(8,752)	51.9

Total	¥(20,469)	100.0	¥(16,854)	100.0

The following table shows gross unrealized gains on our fixed maturity securities available-for-sale, broken down by security ratings, and equity securities available-for-sale as of March 31, 2010 and 2009:

	2010		2009
	Gross unrealized gains	% of total securities available-for-sale	Gross unrealized gains	% of total securities available-for-sale
	(in millions of yen unless otherwise indicated)
Fixed maturity securities:
Investment grade	¥40,658	5.4	¥45,777	8.9
Non-investment grade	146	0.0	—	—
Not rated	357	0.1	906	0.1

Sub total	41,161	5.5	46,683	9.0
Equity securities	706,542	94.5	469,741	91.0

Total	¥747,703	100.0	¥516,424	100.0

The following table shows the amounts and periods of time for which securities available-for-sale have been in an unrealized loss position as of March 31, 2010 and 2009:

	Gross unrealized losses
	Less than 12 months	12 months and thereafter	Total
	(in millions of yen)
2010:
Fixed maturity securities	¥(14,692)	¥(2,324)	¥(17,016)
Equity securities	(3,089)	(364)	(3,453)

Total	¥(17,781)	¥(2,688)	¥(20,469)

2009:
Fixed maturity securities	¥(2,339)	¥(5,763)	¥(8,102)
Equity securities	(8,056)	(696)	(8,752)

Total	¥(10,395)	¥(6,459)	¥(16,854)

The following table shows gross unrealized losses on and the fair value of fixed maturity securities available-for-sale that were in an unrealized position as of March 31, 2010 and 2009, by contractual maturities at that date:

	1 year or Less	1-5 years	5-10 years	After 10 years	Total
	(in millions of yen)
2010:
Fair value	¥14,475	¥111,597	¥117,846	¥156,601	¥400,519
Gross unrealized losses	(481)	(4,656)	(5,865)	(6,014)	(17,016)
2009:
Fair value	¥51,424	¥102,950	¥28,054	¥141,896	¥324,324
Gross unrealized losses	(404)	(2,964)	(964)	(3,770)	(8,102)

The following table shows the fair values and unrealized losses on investments, including securities available-for-sale, by category as of March 31, 2010 and 2009:

	Fair value	Unrealized loss
	(in millions of yen)
2010
Securities held-to-maturity:
Fixed maturities:
Government and government agencies and authorities other than U.S.	¥43,742	¥(621)
Public utilities.	1,361	(6)
Others	41,718	(533)

Total fixed maturities held-to-maturity	¥86,821	¥(1,160)

Securities available-for-sale:
Fixed maturities:
U.S. government and government agencies and authorities	¥69,924	¥(5,442)
Government and government agencies and authorities other than U.S.	225,061	(9,905)
Municipalities and political subdivisions other than U.S.	824	(2)
Public utilities	3,710	(39)
Residential mortgage-backed securities	40,765	(262)
Commercial mortgage-backed securities	8,610	(477)
Others	51,625	(889)

Total fixed maturities available-for-sale	400,519	(17,016)

Equity securities:
Listed	32,073	(2,359)
Unlisted	13,124	(1,094)

Total equity securities available-for-sale	45,197	(3,453)

Total available-for-sale securities	¥445,716	¥(20,469)

2009
Securities held-to-maturity:
Fixed maturities:
Government and government agencies and authorities other than U.S.	¥11,573	¥(114)
Municipalities and political subdivisions other than U.S.	8,756	(44)
Others	135,519	(4,747)

Total fixed maturities held-to-maturity	¥155,848	¥(4,905)

Securities available-for-sale:
Fixed maturities:
U.S. government and government agencies and authorities	¥5,407	¥(196)
Government and government agencies and authorities other than U.S.	51,115	(2,363)
Municipalities and political subdivisions other than U.S.	15,194	(46)
Mortgage-backed securities	99,544	(1,830)
Others	153,064	(3,667)

Total fixed maturities available-for-sale	324,324	(8,102)

Equity securities:
Listed	57,623	(8,194)
Unlisted	3,221	(558)

Total equity securities available-for-sale	60,844	(8,752)

Total available-for-sale securities	¥385,168	¥(16,854)

No individual securities have material unrealized loss as of March 31, 2010 and 2009. Also, equity securities and corporate bonds with unrealized losses had no material industry concentration in terms of carrying value as of March 31, 2010 and 2009.

The following table shows gross unrealized losses and fair value of equity securities with unrealized losses by the length of time that individual securities have continuously been in an unrealized loss position. There were no unrealized losses on equity securities where the fair value had declined and remained below cost by 30% or more as of March 31, 2010 and 2009.

	Less than 20%		20% or more but less than 30%
	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
	(in millions of yen)
2010
Equity securities:
Less than 6 months	¥(611)	¥15,164	¥(129)	¥383
6 months or greater but less than 12 months	(2,263)	20,915	(86)	282
12 months or greater but less than 24 months	(215)	7,573	(46)	169
24 months or greater but less than 36 months	(98)	692	(5)	19

Total	¥(3,187)	¥44,344	¥(266)	¥853

2009
Equity securities:
Less than 6 months	¥(5,608)	¥44,338	¥(1,943)	¥6,070
6 months or greater but less than 12 months	(390)	4,133	(115)	386
12 months or greater but less than 24 months	(549)	5,036	(109)	365
24 months or greater but less than 36 months	(35)	505	(3)	11

Total	¥(6,582)	¥54,012	¥(2,170)	¥6,832

Provided below is additional information relating to Sompo Japan’s portfolio of securities available-for-sale as of March 31, 2010 and 2009:

Asset management policy

Basic investment policy—Sompo Japan establishes it as its basic investment policy “to maximize the total return with providing an appropriate degree of risk control”. While paying full consideration on safety, liquidity and profitability, as is appropriate for an insurance company to do in the area of asset management, Sompo Japan conducts its investment activity fiducially.

Risk control by diversified investments—For stable long-term investment returns, we control risk by diversifying the portfolios, incorporating both traditional asset classes, such as equities, bonds and loans, and alternative investments, such as hedge funds and private equities.

Asset and liability management (“ALM”)—To meet with the liability of savings-type accounts, Sompo Japan is taking appropriate investment steps to secure stable earnings that can cover the payment of maturity refunds and other underwriting costs by using the ALM approach.

Strengthening the efficiency and flexibility of asset management operations—To maintain sound asset quality, Sompo Japan is firmly committed to strengthening the efficiency and flexibility of its asset management operations further, through a tireless effort to advance our investment skills and investment management structure.

Investment concentration

As of March 31, 2010 and 2009, Sompo Japan held investments in Japanese government bonds that were valued at ¥1,471.5 billion (or 99.0% of total shareholders’ equity) and ¥1,412.6 billion (or 116.5%), respectively. No other investment in a single company including its affiliates exceeded 10% of total stockholders’ equity at respective balance sheet dates.

Maturity profile

As of March 31, 2010, Sompo Japan held ¥1,261.8 billion of fixed maturity securities available-for-sale (measured at fair value) with an original term to maturity of ten years or longer and ¥794.5 billion of those with an original term to maturity of less than ten years. As of March 31, 2009, it held ¥1,477.0 billion of fixed maturity securities available-for-sale (measured at fair value) with an original term to maturity of ten years or longer and ¥500.6 billion of those with an original term to maturity of less than ten years. Fixed maturity securities with longer maturities are more sensitive to interest rate fluctuations than those with shorter maturities.

Unrealized losses of fixed maturity securities

As of March 31, 2010 and 2009, Sompo Japan’s unrealized losses of fixed maturity securities available-for-sale amounted to ¥17,016 million and ¥8,102 million, respectively. Such losses primarily resulted from changes in interest rates, and, consistent with the critical accounting policy as disclosed in Note 2 to the consolidated financial statements, Sompo Japan recorded an impairment loss for such fixed maturity securities in the amount of ¥2,260 million for the year ended March 31, 2010.

In addition, based on the determinations in accordance with the critical accounting policy as disclosed in Note 2 to the consolidated financial statements, during the years ended March 31, 2010 and 2009, we did not record any material loss in connection with sales of securities that were in an unrealized loss position at March 31, 2009 and 2008, respectively.

Impairment of Securities Available-for-Sale

When determining whether a decline in value is other-than-temporary, estimating the outcome of future events is required. Judgment by Sompo Japan’s management is necessary to determine whether factors exist that indicate if an impairment loss has been incurred at the end of reporting period.

Management considers the following factors when evaluating whether a decline in value is other-than-temporary: (1) extent of decline in fair value of the securities and period of time that the value of the securities has been in an unrealized loss, (2) the likelihood that those declines will reverse, judging from the qualitative information including creditworthiness of the issuer, forecast of the issuer’s financial performance, macroeconomic environment and industry outlook.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if an impairment is other-than-temporary. These risks and uncertainties include: (1) the risk that our assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer; (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; (3) the risk that our investments professionals are making decisions based on fraudulent or misstated information in the financial statements provided by issuers and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security until it recovers in value. Any of these situations could result in a charge to net income in a future period.

Specifically, the following facts would be considered to determine whether a decline in value is other-than-temporary for each type of securities.

For marketable equity securities, Sompo Japan evaluates individual securities and considers several facts including whether (a) Sompo Japan has determined or planned to sell the securities, (b) the fair value of the securities has continued to be below book value by 15% or more during the recent six-month period, (c) the fair value has been below book value by 30% or more as of the end of fiscal year, or (d) the fair value falls below book value by 10% or more and the amount of unrealized losses for the securities exceeds a certain amount. In such cases, Sompo Japan determines the recoverability for each security based on qualitative information.

For non-marketable equity securities, an impairment test is performed based on a fair value measurement. Sompo Japan considers whether a significant decline in value over a short period of time would reflect fundamental valuation issues including credit deterioration of the issuer. Notwithstanding, such equity securities are impaired if the fair value falls below book value by 30% or more.

For fixed maturity securities, Sompo Japan evaluates the following factors: (a) if any fixed maturities are determined to be sold or it is more likely than not that Sompo Japan will be required to sell them before recovery of their amortized cost basis, such fixed maturity securities would be impaired regardless of the extent or duration of such decline; or (b) if the credit rating of an issuer is non-investment grade and such fixed maturities have been in an unrealized loss position for 12 months or more, such fixed maturities are impaired.

Effective April 1, 2009, Sompo Japan adopted ASC 320-10, which amends the other-than-temporary impairment (“OTTI”) model for debt securities. Under the new model, if an entity has the intent to sell a debt security or more likely than not will be required to sell a debt security before recovery of its amortized cost basis, the full amount of an OTTI loss shall be recognized immediately through earnings. Other than either case described above, an entity must evaluate expected cash flows to be received and determine if a credit loss exists, and if so, the amount of OTTI related to the credit loss shall be recognized in earnings, while the remaining decline in fair value shall be recognized in other comprehensive income, net of applicable taxes. As ASC 320-10 does not affect the OTTI model for equity securities, equity securities deemed OTTI are written down to fair value, with the full decline recognized in earnings.

For certain debt securities held at April 1, 2009 for which an OTTI was previously recognized, Sompo Japan recorded the cumulative effect of initially applying ASC 320-10 as an increase to the beginning balance of “Retained earnings” with a corresponding adjustment to “Accumulated other comprehensive income”. Considering the factors that Sompo Japan does not intend to sell those securities, it is not more likely than not that Sompo Japan will be required to sell them before recovery of their amortized cost basis, and no credit deterioration exists in those securities, ¥11,022 million of OTTI charges previously recorded through earnings are reclassified to “Accumulated other comprehensive income”, net of tax (pre-tax amount of ¥17,247 million offset by tax effect of ¥6,225 million ).

When the management of Sompo Japan determines that a decline in fair value below book value of those securities is other-than-temporary in view of these factors and others, the carrying amount of such securities is written down to fair value.

The impairment losses were measured as the difference between the book value and the fair value primarily based on market prices from independent pricing services. Impaired fixed maturity securities include foreign government bonds while impaired equity securities primarily consist of domestic listed equity securities. Since mid-September 2008, the global financial markets have experienced unprecedented disruption and fluctuation of exchange rates. Sompo Japan’s holding securities are under the influence of these market conditions.

Sompo Japan recognized impairment losses on investment securities (excluding investments in affiliates) in the amount of ¥5,470 million, ¥65,255 million and ¥13,959 million for the years ended March 31, 2010, 2009 and 2008, respectively. For the fiscal year ended March 31, 2010, all the OTTI losses were recorded through earnings, not other comprehensive income.

Allowance for Credit Losses

“Mortgage loans on real estate” and other loans included in “Other long-term investments” are generally recorded at their outstanding balance, net of unamortized premiums or discounts and allowance for credit losses.

Allowance for credit losses represents the amount of loan losses for the loan portfolio estimated by the management. The evaluation process includes many estimates and judgments. Allowance for credit losses are composed of specific allowance for specified borrowers in default and general allowances for any loans which are not classified as impaired. Allowance for credit losses is determined based on Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan” which is now included in ASC 310, SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures” which is now included in ASC 310 and SFAS No. 5, “Accounting for Contingencies” which is now included in ASC450. The specific allowance is recorded when Sompo Japan determines that the borrower cannot execute their repayment obligation as required or the principal or its accrued interest have been overdue for 90 days or more. Sompo Japan estimates impairment collectively for all loans that are not deemed impaired. For these loans, Sompo Japan determines general allowance so that such amounts would reflect potential contingent losses for each loan portfolio.

Uncollectible amounts of the principal are deducted from impaired loans. If the obligation for repayment is expected to be satisfied mainly by collateral and there is no other reliable source of repayment, the collectible amount of the principal would be reduced to the lower amount of cost or collateral value. If interest payments or repayments of principal of loans which are deemed as impaired are considered doubtful, they are recorded upon the receipt of cash, except for the case that the loan receivables are fully secured by collateral and such receivables are under collection. In such cases, the accrued interest on impaired loans is cancelled and deducted from the current income. In addition, interest received is credited to the consolidated statements of operations subsequently only to the extent actually received in cash.

If there is doubt in ultimate collectability of the principal, all the amounts collected in cash are recorded as deduction from the investments recorded in loan account. If Sompo Japan reasonably believes all contractual obligations of repayment of principal and interests are to be executed and there is continued performance of repayment in accordance with the contractual terms, the loans accounted for on a cash basis would be recorded on an accrual basis.

In addition, Sompo Japan recognizes based on its past experience that it is probable that a certain percentage of its loans not covered by specific allowance may be impaired at the balance sheet date even if there is no specific information indicating a loss. Therefore, Sompo Japan establishes a general allowance for credit losses in order to comprehensively cover for the loss contingency against the underlying loan portfolio. Sompo Japan classifies loans into two categories, a category for which general allowance is accounted and the other for which specific allowance is accounted, based on their current creditworthiness to determine the required provision and applies historical loan loss ratios for these categories respectively. The amount of general allowance for credit losses were ¥316 million and ¥270 million as of March 31, 2010 and 2009, respectively.

Loans are placed on a cash basis (non-accrual status) when it is deemed that the collection of interest or principal is doubtful, or when interest or principal is past due for 90 days or more.

The recorded investment on loans in non-accrual status was ¥3,102 million and ¥3,139 million as of March 31, 2010 and 2009, respectively.

The average carrying amount of impaired loans was ¥3,969 million and ¥3,509 million for the years ended March 31, 2010 and 2009, respectively. The interest income in cash related to these impaired loans was ¥48 million, ¥62 million and ¥107 million for the years ended March 31, 2010, 2009 and 2008, respectively. The balance of loans which have not accrued any interest for the past 12 months was ¥1,157 million and ¥588 million as of March 31, 2010 and 2009, respectively.

Other Investments

Other material investments Sompo Japan holds include interests in funds and limited partnerships, loans and investment properties. The values for interests in funds and limited partnerships reflect the investees’ financial position by application of the equity method. These investees make investments primarily in domestic and overseas equity securities of which values have trended upwards during the year.

There was no significant impairment loss on loans because of domestic good-standing companies being the borrowers as well as a steady level of interest rates. Investment properties consist of domestic lease properties which earn stable rent, resulting in no impairment incurred.

Fair Value Measurements

Sompo Japan discloses fair values of financial instruments based on the following fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2—Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3—Prices or valuations that require inputs that are both unobservable and significant to the overall fair value measurement.

Details of assets and liabilities measured at fair values on a recurring basis as of March 31, 2010 and 2009 are as follows:

	Level 1	Level 2	Level 3	Total
	(in millions of yen)
2010
Assets:
Fixed maturities, available-for-sale
U.S. government and government agencies and authorities	¥113,133	¥—	¥—	¥113,133
Government and government agencies and authorities other than U.S.	1,115,031	134,543	3,128	1,252,702
Municipalities and political subdivisions other than U.S.	—	31,533	—	31,533
Public utilities	—	119,640	—	119,640
Convertibles and bonds with warrants attached	—	242	1,146	1,388
Residential mortgage-backed securities	—	175,469	29,379	204,848
Commercial mortgage-backed securities	—	—	12,988	12,988
Asset-backed securities	—	4,624	683	5,307
Other corporate bonds	—	300,572	14,136	314,708

Total fixed maturities, available-for-sale	1,228,164	766,623	61,460	2,056,247

Equity securities, available-for-sale	1,091,732	66,684	105,170	1,263,586
Trading fixed maturities
U.S. government and government agencies and authorities	14,250	—	—	14,250
Government and government agencies and authorities other than U.S.	14,690	14,023	—	28,713
Municipalities and political subdivisions other than U.S.	—	410	—	410
Public utilities	—	4,049	—	4,049
Convertibles and bonds with warrants attached	—	16	—	16
Residential mortgage-backed securities	—	102,142	2,468	104,610
Commercial mortgage-backed securities	—	—	1,096	1,096
Asset-backed securities	—	—	783	783
Other corporate bonds	—	57,005	—	57,005

Total trading fixed maturities	28,940	177,645	4,347	210,932

Trading equity securities	14,146	28,982	—	43,128
Derivative financial instruments	—	2,187	212	2,399

Total assets	¥2,362,982	¥1,042,121	¥171,189	¥3,576,292

Liabilities:
Derivative financial instruments	¥—	¥2,061	¥112,185	¥114,246
Other liabilities	2,416	31,834	—	34,250

Total liabilities	¥2,416	¥33,895	¥112,185	¥148,496

2009
Assets:
Fixed maturities, available-for-sale	¥1,232,873	¥676,906	¥67,835	¥1,977,614
Equity securities, available-for-sale	899,300	26,235	96,849	1,022,384
Trading fixed maturities	26,300	162,927	4	189,231
Trading equity securities	15,695	19,906	—	35,601
Derivative financial instruments	—	1,791	1,047	2,838
Other long-term investments	—	—	617	617

Total assets	¥2,174,168	¥887,765	¥166,352	¥3,228,285

Liabilities:
Derivative financial instruments	¥—	¥10,362	¥194,620	¥204,982
Other liabilities	1,586	24,915	—	26,501

Total liabilities	¥1,586	¥35,277	¥194,620	¥231,483

When available, Sompo Japan uses quoted prices in active markets to determine the fair value of fixed maturity securities, and such securities are classified in level 1 of the fair value hierarchy. Level 1 fixed maturity securities include highly liquid government bonds. The types of fixed maturity securities that are valued based on quoted prices for identical or similar assets or liabilities in non-active markets include corporate and municipal bonds and certain mortgage products. Securities priced using such methods are generally classified in level 2 of the fair value hierarchy. For certain securitization products whose quoted market prices are not available, Sompo Japan may use quotations from brokers or dealers who compile prices using various techniques. When there is less transparency around inputs to the valuation used by brokers or dealers, those securities are classified in level 3 of the fair value hierarchy.

When available, Sompo Japan uses quoted market prices to determine the fair value of equity securities. Most exchange-traded equities are valued based on quoted prices in active markets and classified in level 1. Equity securities that trade in markets that are not considered to be active are classified in level 2 of the fair value hierarchy. For securities whose quoted market prices are not available, such as non-marketable equity securities, Sompo Japan determines the fair value based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement and classifies those securities in level 3 of the fair value hierarchy. In determining the fair value of non-marketable securities, Sompo Japan considers recent observable transactions when available. If there are no observable transactions, Sompo Japan generally uses commonly accepted valuation techniques, including the use of multiples based on comparable public securities with the adjustment made to consider the lack of liquidity inherent in those securities. Sompo Japan uses an established process for determining the fair values of those securities and applies it consistently from period to period.

The majority of derivative financial instruments entered into by Sompo Japan are executed over the counter. As no quoted market prices exist, valuation techniques are used to measure the fair value of these instruments. Derivatives classified in level 2 are mainly foreign exchange forward transactions that are valued using discounted cash flow methods which incorporate observable market data. Derivative financial instruments classified in level 3 of the fair value hierarchy are mainly credit derivative transactions measured at the price provided by counterparties. Counterparties measure fair value using commonly accepted valuation techniques. The key inputs include the spot price of the underlying asset, spreads, and correlation among underlying assets prices. Sompo Japan compares the products with the same or similar characteristics to that being valued to verify the prices obtained from counterparties.

Approximately 3% of total assets disclosed in the table above were valued using quotations from brokers or dealers. Of the 3% of the assets that Sompo Japan has obtained valuations for, almost 99% of the assets were Japanese and non-Japanese corporate bonds and MBSs where there is less transparency around inputs to the valuations. Therefore, Sompo Japan has classified those values as level 3 in the fair value hierarchy. The remaining portion consists of financial instruments such as non-Japanese publicly traded bonds where classification in the fair value hierarchy is determined to be level 2. The fair value of CDSs, which are measured at the price provided by counterparties is ¥112,147 million as of March 31, 2010. CDSs are classified as level 3 in the fair value hierarchy.

Sompo Japan generally obtained a single quote or price per instrument. Quotes obtained from third parties are usually non-binding. Sompo Japan rarely, if ever, record adjustments to quotes or prices from third parties.

When making valuation judgments and determinations, the extent to which third parties are gathering observable information depends on the nature of the financial instruments. For instruments such as foreign exchange forward transactions, the valuation is mainly based on observable market data. For instruments such as securitization products including RMBSs, where market quotes are not available, Sompo Japan uses quotes from brokers or dealers who use mainly unobservable inputs and / or proprietary models.

As part of the price verification process, Sompo Japan examines valuations based on quotes using brokers or dealers or third party pricing vendors. The examination includes understanding the model, assumptions and inputs used by the third parties. Sompo Japan gathers information of valuations from third party pricing vendors through detailed questionnaires and additional inquiries. When necessary, Sompo Japan considers for independent appraisals for further verifications. To ensure proper classification of fair value hierarchy, Sompo Japan utilizes a single company policy for fair value hierarchy classification.

Specifically for credit derivatives, Sompo Japan verifies the reasonableness of the indication price by performing the following validation procedures:

(1)	Compare the broker quote of each CDS to the relevant market index and review the correlation between the broker quote and the market index on a monthly basis in order to ensure the broker quote reflects the current financial market.

(2)	Review the historical trend of the broker quote on a monthly basis in order to ensure that the fluctuation of the broker quote is consistent with the relevant market trends or events (including the comparison with the financial instruments with the similar characteristics).

(3)	Review the repayment performance of the underlying debt securities of the referenced CDO per the trustee report to ensure that the credit rating of the underlying securities reflects the current credit condition.

(4)	Review the repayment performance and credit rating of the reference portfolio (a tranche of CDO) to ensure that the credit rating of referenced tranche of CDO reflects the current credit condition of the underlying debts (reviewed in (3) above).

In addition, Sompo Japan compared the broker quote to the settlement price of the CDS contracts which were terminated and settled with the counterparties for the years ended March 31, 2010 and 2009 and it was noted the settlement price was ordinarily consistent with the broker quotes which were obtained for the period immediately before the settlement date.

The table below presents a summary of changes in the fair value of Sompo Japan’s level 3 financial assets and financial liabilities for the year ended March 31, 2010 and 2009.

	Balance, beginning of period	Net realized/ unrealized gains (losses) included in income—(1)	Accumulated other comprehensive income (loss)	Purchases, sales, issuances, and settlements—(net)	Transfers in and/or out of level 3	Balance, end of period	Unrealized gains (losses) still held—(2)
	(in millions of yen)
2010
Assets:
Fixed maturities, available-for-sale
Government and government agencies and authorities other than U.S	¥3,094	¥—	¥34	¥—	¥—	¥3,128	¥34
Convertibles and bonds with warrants attached	—	146	—	1,000	—	1,146	146
Residential mortgage-backed securities	32,169	—	288	(3,078)	—	29,379	288
Commercial mortgage-backed securities	16,623	(76)	(39)	(3,520)	—	12,988	(39)
Asset-backed securities	213	(10)	17	463	—	683	17
Other corporate bonds	15,736	(1)	773	(2,372)	—	14,136	773
Equity securities, available-for-sale	96,849	(909)	11,106	(1,876)	—	105,170	11,106
Trading fixed maturities
Residential mortgage-backed securities	—	(263)	—	2,731	—	2,468	(263)
Commercial mortgage-backed securities	—	121	—	975	—	1,096	121
Asset-backed securities	4	31	—	748	—	783	31
Other long-term investments	617	—	—	(617)	—	—	—
Liabilities:
Derivative financial instruments—(3)	¥(193,573)	¥18,749	¥—	¥62,850	¥—	¥(111,974)	¥12,746
2009
Assets:
Fixed maturities, available-for-sale	¥84,787	¥2	¥(1,489)	¥(15,465)	¥—	¥67,835	¥(994)
Equity securities, available-for-sale	86,622	(1,718)	(14,559)	26,504	—	96,849	23,949
Trading fixed maturities	886	—	—	(882)	—	4	—
Other long-term investments	1,059	(209)	(146)	(87)	—	617	—
Liabilities:
Derivative financial instruments—(3)	¥(159,879)	¥(71,132)	¥—	¥37,438	¥—	¥(193,573)	¥(62,370)

(1)	Gains (losses) related to other long-term investments are recorded in “Net investment income” in the consolidated statements of operations. Gains (losses) related to fixed maturities and equity securities available-for-sale are recorded in “Realized gains (losses) on investments and unrealized gains (losses) on trading securities” in the consolidated statements of operations. Gains (losses) related to derivative financial instruments are recorded in “Gains (losses) on derivative instruments” in the consolidated statements of operations.
(2)	Represents the amount of total gains or losses for the period, included in earnings (and accumulated other comprehensive income (loss) for changes in fair value of available-for-sale investments) attributable to the change in fair value relating to assets and liabilities classified as level 3 that are still held at the end of period.
(3)	Total level 3 derivative exposures have been netted on these tables for presentation purposes only.

When valuing instruments, adjustments for credit risk are required for the possibility that counterparties, as well as Sompo Japan, may default. As such, the valuation adjustments are computed to reflect credit qualities of counterparties and Sompo Japan’s own creditworthiness.

Credit exposures were mainly related to credit default swap (“CDS”) contracts of Sompo Japan where Sompo Japan guarantees and also consolidates VIEs that entered into CDS transactions under which the VIEs provide protection for the payment of principal and interest of a tranche of collateralized debt obligation (“CDO”) that is backed by corporate credits, CDOs and RMBS securities.

The credit valuation of Sompo Japan is reflected in credit spreads observed in the CDS market. These credit spreads are affected by a number of factors including, but not limited to, the performance of assets Sompo Japan holds. Widening of Sompo Japan’s credit spread observed in the CDS market toward the fiscal year end of March 31, 2009 resulted in an increase in Sompo Japan’s credit adjustment for total exposure of liabilities carried at fair value. However, Sompo Japan’s credit adjustment decreased in the year ended March 31, 2010 due to tightening of Sompo Japan’s credit spread reflecting the improved condition of the CDS market. As a result of these changes in Sompo Japan’s credit spread, the amount of credit adjustment was ¥1,527 million and ¥31,242 million as of March 31, 2010 and 2009, respectively.

The carrying amounts and the fair values of Sompo Japan’s non-derivative financial instruments as of March 31, 2010 and 2009 are as follows. Refer to Note 16 “Derivative Financial Instruments” to Sompo Japan’s consolidated financial statements for discussion of fair value of derivative financial instruments.

	Carrying amount	Fair value
	(in millions of yen)
2010
Financial assets:
Fixed maturities, held-to-maturity	¥861,405	¥879,777
Fixed maturities, available-for-sale	2,056,247	2,056,247
Equity securities, available-for-sale	1,263,586	1,263,586
Trading fixed maturities	210,932	210,932
Trading equity securities	43,128	43,128
Mortgage loans on real estate	29,408	30,596
Policy loans	26,970	26,970
Other long-term investments	547,531	551,055
Short-term investments	39,290	39,290
Cash and cash equivalents	287,051	287,051
Accrued investment income	14,643	14,643
Premiums receivable and agents’ account balances	141,798	141,798
Reinsurance recoverable on losses	75,452	75,452
Financial liabilities:
Policyholders’ account balances associated with investment-type contracts	1,409,026	1,491,947
Subordinated bonds	128,000	129,664
Ceded reinsurance balances payable	59,637	59,637
Other liabilities	35,940	35,940

	Carrying amount	Fair value
	(in millions of yen)
2009
Financial assets:
Fixed maturities, held-to-maturity	¥842,185	¥856,615
Fixed maturities, available-for-sale	1,977,614	1,977,614
Equity securities, available-for-sale	1,022,384	1,022,384
Trading fixed maturities	189,231	189,231
Trading equity securities	35,601	35,601
Mortgage loans on real estate	36,185	38,595
Policy loans	25,978	25,978
Other long-term investments	455,083	454,146
Short-term investments	15,262	15,262
Cash and cash equivalents	330,332	330,332
Accrued investment income	14,718	14,718
Premiums receivable and agents’ account balances	135,902	135,902
Reinsurance recoverable on losses	86,434	86,434
Financial liabilities:
Policyholders’ account balances associated with investment-type contracts	1,454,368	1,338,339
Ceded reinsurance balances payable	65,640	65,640
Other liabilities	28,980	28,980

The following methods and assumptions were used by Sompo Japan in estimating the fair value of its non-derivative financial instruments.

Short-term investments, cash and cash equivalents, accrued investment income, premiums receivable and agents’ account balances, reinsurance recoverable on losses, and ceded reinsurance balances payable

The carrying amounts are presumed to approximate fair values due to the short maturity of these instruments.

Fixed maturities and equity securities

If quoted price in active markets is available, fixed maturities and equity securities are measured at the market price. If quoted price in active markets is not available, fixed maturities and equity securities are measured by objectively observable input (e.g. quoted prices for identical or similar assets in markets that are not active, and quoted price for similar assets in active markets, or input other than quoted price).

If the fair value cannot be measured using primarily objectively observable inputs, unobservable inputs are used (e.g. the estimates of future cash flow and investees’ credit risk).

Policy loans

The carrying amounts of floating-rate policy loans are presumed to approximate fair values as the interest rates charged on those instruments are designed so that they would be adjusted periodically to reflect changes in overall market interest rates.

Mortgage loans on real estate and other long-term investments

The fair values for these financial instruments are estimated based on the quoted market prices for those or similar instruments. For financial instruments for which quoted market prices are not available, fair values are estimated using discounted cash flow analysis and interest rates currently being offered for similar loans to borrowers with similar credit ratings or for similar deposits.

Subordinated Bonds

The fair value of subordinated hybrid bonds is estimated based on discounted cash flow analysis considering the call option and subordinated feature of the bonds with the own credit risk adjustments.

Policyholders’ account balances associated with investment-type contracts

Fair values for investment-type contracts were estimated using discounted cash flow calculations based on actual non-risk interest added with credit risk (non performance risk). The cash flows used in fair value calculations were based on the best estimate assumptions of lapse rates and other factors.

Other liabilities

The major component of other liabilities is a liability recognized through securities borrowing transactions. The liability is measured based on the quoted market price of the relevant securities.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions may significantly affect the estimates.

Derivative Financial Instruments

Sompo Japan uses derivative financial instruments primarily for the purpose of hedging the risk on its asset portfolio that is related to the asset management. All derivative financial instruments are recognized at fair value as “Derivative instruments” in the consolidated statements of financial position and the change in fair value is recognized as “Gains (losses) on derivative instruments” in the consolidated statements of operations.

Sompo Japan mainly utilizes foreign exchange forwards, currency options and credit derivatives.

The fair value of derivative financial instruments as of March 31, 2010 and 2009 are as follows:

	Assets	Liabilities
	(in millions of yen)
2010
Foreign exchange forwards	¥2,145	¥2,027
Credit derivatives	26	112,149
Other	228	70

Total derivatives	¥2,399	¥114,246

2009
Foreign exchange forwards	¥1,499	¥10,160
Credit derivatives	785	194,602
Other	554	220

Total derivatives	¥2,838	¥204,982

Sompo Japan used the following methods and assumptions in estimating the fair values of its derivatives.

Foreign exchange forwards

The fair values of foreign exchange forwards are measured using foreign exchange future prices or discounted cash flow methods which incorporate observable market data.

Credit derivatives

The fair value is measured at the price provided by counterparties. Sompo Japan reviews and verifies the appropriateness of the price obtained from the counterparties as of the measurement date and, if necessary, makes adjustments to the prices provided by the counterparties. No significant adjustments were made as of March 31, 2010 and 2009. Sompo Japan noted the counterparties measure fair value using commonly accepted valuation techniques, primarily based on discounted cash flows. The key inputs include the spot price of the underlying asset, spreads, and correlation among underlying assets prices. Sompo Japan verifies the reasonableness of the indication price by performing the following validation procedures:

(1)	Compare the broker quote of each CDS to the relevant market index and review the correlation between the broker quote and the market index on a monthly basis in order to ensure that the broker quote reflects the current financial market.

(2)	Review the historical trend of the broker quote on a monthly basis in order to ensure that the fluctuation of the broker quote is consistent with the relevant market trends or events (including the comparison with the financial instruments with similar characteristics).

(3)	Review the repayment performance of the underlying debt securities of the referenced CDO per the trustee report to ensure that the credit rating of the underlying securities reflects the current credit condition.

(4)	Review the repayment performance and credit rating of the reference portfolio (a tranche of CDO) to ensure that the credit rating of referenced tranche of CDO reflects the current credit condition of the underlying debts (reviewed in (3) above).

In addition, Sompo Japan compared the broker quote to the settlement price of the CDS contracts which were terminated and settled with the counterparties for the years ended March 31, 2010 and 2009 and it was noted the settlement price was ordinarily consistent with the broker quotes which were obtained for the period immediately before the settlement date.

Sompo Japan has entered into contracts to provide guarantees on losses of CDS that would be incurred by counterparties should the events stipulated in the contracts such as failure to pay of referenced credits occur. The CDS transactions are referenced to CDOs and asset backed securities (“ABS”). Sompo Japan has treated the contracts as part of a variety of financial guarantee products offered and accounted for them as credit derivatives. With the credit derivatives, Sompo Japan receives a premium primarily on a quarterly basis.

The maximum potential amount of future payment for the CDS transactions represents the notional amounts that could be lost under the CDS if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Sompo Japan’s maximum potential amount of future payments under the CDS was ¥341,892 million and ¥581,659 million as of March 31, 2010 and 2009, respectively. The carrying amounts of liabilities related to the CDS were ¥112,147 million and ¥194,601 million as of March 31, 2010 and 2009, respectively. Generally, Sompo Japan is not required to post collateral under the guarantee agreements, except for those with a certain counterparty under which Sompo Japan is required to post collateral if the amount of cumulative derivative loss exceeds a pre-determined amount specified in the agreement. The carrying amount of collateral which Sompo Japan posted under these guarantee agreement as of March 31, 2010 and 2009 was ¥3,358 million and ¥21,865 million respectively.

Sompo Japan incurred substantial liabilities and recognized associated losses, amounting to ¥59.9 billion in fiscal year ended March 31, 2009 on derivative instruments predominantly relating to credit derivatives. However, in fiscal year ended March 31. 2010, liabilities reduced due to improvement of the global financial markets and tightening of spread. As a result of that, Sompo Japan booked profit amounting to ¥26.1 billion on derivative instruments in fiscal year ended March 31, 2010.

The following table sets forth Sompo Japan’s exposure of credit derivatives as of March 31, 2010 and 2009:

	2010		2009
	Written Protection		Written Protection
	Carrying value	Notional	Carrying value	Notional
	(in millions of yen)
ABS	¥1,530	¥47,136	¥1,638	¥54,568
CDO	110,617	294,756	192,963	527,091

Total	¥112,147	¥341,892	¥194,601	¥581,659

Weighted average years to maturity of the credit derivatives as of March 31, 2010 is 15 years, which is calculated based on the weighted average notional amounts. The years to maturity, however, will be shorter than calculated primarily due to amortization of referenced assets. The maximum years to maturity of the credit derivatives at date of contracts is 44 years while the majority of the contracts has less than 10 years to maturity at date of contracts.

The following table presents information about Sompo Japan’s written credit derivatives by external credit rating of underlying assets as of March 31, 2010 and 2009. Ratings are based on Moody’s Investors Service. If ratings of Moody’s Investors Service are not available, Sompo Japan cites the rating of Standard & Poor’s.

	Notional
	Aaa	Aa	A	Baa	Ba	Other(1)	Total
	(in millions of yen)
2010
ABS	¥38,013	¥8,193	¥—	¥—	¥—	¥930	¥47,136
CDO	85,277	37,216	19,290	27,912	—	125,061	294,756

Total	¥123,290	¥45,409	¥19,290	¥27,912	¥—	¥125,991	¥341,892

2009
ABS	¥50,015	¥3,570	¥—	¥983	¥—	¥—	¥54,568
CDO	218,918	99,936	15,740	31,935	9,826	150,736	527,091

Total	¥268,933	¥103,506	¥15,740	¥32,918	¥9,826	¥150,736	¥581,659

(1)	“Other” includes credit derivatives with credit rating of underlying asset below investment grade or where ratings are unavailable.

Fair value estimates are made at a specific point in time based on relevant market information and information about the derivative financial instruments. These estimates are subjective and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Sompo Japan utilizes sensitivity analysis of potential losses on credit derivative transactions referenced to corporate CDOs. The notional amount of credit derivative transactions subject to this analysis is ¥170 billion and the amount of derivative liability recorded is ¥4 billion as of March 31, 2010. Sensitivity analysis has been performed using the CDX Index spread which is considered the relevant market credit index used to estimate the sensitivity for the credit default swap portfolio written on corporate CDOs and the estimated fluctuation of fair value of derivative liability at June 30, 2010 corresponding to changes in the market credit index. As a result of the analysis, if the spread of underlying corporate CDO widens by 10 basis points, the fair value of the derivative liability could increase by ¥0.98 billion. The remaining CDS transactions, including the CDS written on ABS-CDO and non-corporate CDO, are not included in the above sensitivity analysis because a significant deterioration of the credit standing was already observed for these transactions and the sensitivity analysis may not be meaningful. The notional amount of these credit derivative transactions was ¥172 billion and the amount of derivative liability recorded was ¥108 billion as of March 31, 2010.

Financial Guarantee Insurance under Japanese GAAP

Under Japanese GAAP all financial guarantee products including contracts on losses of CDS have been accounted for as insurance contracts. The following table, prepared on a Japanese GAAP basis, sets forth Sompo Japan’s financial guarantee insurance exposure as of March 31, 2010 including contracts on losses of CDS which have been accounted for as credit derivatives under US GAAP:

	Insured Amount
Categories	Direct Insurance(6)	Treaty Reinsurance(7)	Total	Outstanding Loss Reserve	Insured Amount Net of Loss Reserves	Gains/Losses for the fiscal year ended March 31, 2010(8)
	(Unit: billions of yen, USD/JPY = 93.04)
CDOs
ABS CDOs (backed by pools of asset backed securities)(1)	¥122.4	¥0.6	¥123.1	¥79.5	¥43.5	¥-7.4
Corporate CDOs (backed by pools of single corporate credits)(2)	169.6	2.3	172.0	—	172.0	—
CDOs Total	292.1	3.0	295.2	79.5	215.6	-7.4
ABS
RMBS(3)
Global RMBS	—	11.9	11.9	0.5	11.4	-0.5
Domestic RMBS	38.0	—	38.0	—	38.0	—
RMBS Total	38.0	11.9	49.9	0.5	49.4	-0.5
CMBS(4)	—	—	—	—	—	—
Other ABS
Global ABS(5)	3.6	28.7	32.4	0.5	31.8	0.0
Domestic ABS	9.3	—	9.3	—	9.3	—
Other ABS Total	12.9	28.7	41.7	0.5	41.1	0.0
ABS Total	51.0	40.6	91.6	1.0	90.6	-0.6
Public Finance	—	193.0	193.0	0.0	192.9	0.0

Total	¥343.1	¥236.7	¥579.9	¥80.6	¥499.2	¥-8.0

(1)	ABS CDOs (backed by pools of asset backed securities): The securities backed by securitized assets such as the RMBS, CDOs and CLOs.
(2)	Corporate CDOs (backed by pools of single corporate credits): The securities backed by assets such as corporate bonds, loans and CDS.
(3)	RMBS: Asset Backed Securities where underlying assets are residential mortgages. 93% of RMBS are rated investment grade (BBB or above) including AAA ratings for 78%.
(4)	CMBS: Asset-backed securities where underlying assets are commercial mortgage loans.
(5)	8% of global ABS are U.S. consumer loan-related ABS, while others are mainly related to corporate credit (e.g., leasing receivables).
(6)	“Direct Insurance” includes facultative reinsurance policies and 9.8 billion yen of Direct Insurance to cover U.S. monoline guaranteed notes.
(7)	“Treaty Reinsurance” is a portfolio-based reinsurance where certain parts of policies underwritten by an original insurer are ceded automatically to the reinsurer, Sompo Japan, in accordance with the conditions agreed by the original insurer and the reinsurer.
(8)	Total amount of 8.0 billion yen losses is comprised of 63.8 billion yen of loss payment (including 47.5 billion yen of lump sum payment for commutation) offset by 59.5 billion yen of reversal of loss reserve and 3.7 billion yen losses of foreign exchange hedge transaction for loss reserve. Financial Guarantee Insurance is not supposed to book mark-to-market unrealized gains/losses through income statement as it is an insurance policy.

The following table, prepared on a Japanese GAAP basis, sets forth a list of Sompo Japan’s ABS-CDO guarantee transactions as of March 31, 2010:

	Issue Rating(*1) (S&P/MDY)	Fiscal Year Issued	Insured Amount(* 2)	Subordination Ratio(*3)	Distribution of underlying assets rating						Ratio of subprime RMBS
Policy No.					AAA	AA	A	BBB	Below BBB	Default(*4)
					(Unit: billions of yen, USD/JPY = 93.04)
Guarantee for CDO,<1>	AAA/Caa2	2003	¥9.3	17%	33%	10%	5%	15%	37%	5.5%	0%
Guarantee for CDO<2>(* 5)	AAA/Aa3	2004	5.9	51%	34%	34%	0%	9%	23%	19.3%	0%
	AAA/Aa3	2004	10.0	29%
Guarantee for CDO<3>	CCC-/B3	2004	11.6	14%	11%	21%	10%	10%	48%	3.7%	9%
Guarantee for CDO<4>	CC/Caa2	2005	11.1	14%	1%	9%	5%	4%	81%	10.3%	15%
Guarantee for CDO<5>	CCC+/C	2006	18.6	8%	4%	19%	28%	12%	36%	0.0%	31%
Guarantee for CDO<6>	-/Ca	2006	27.9	23%	6%	4%	5%	4%	82%	23.0%	9%
Guarantee for CDO<7>	B-/Caa1	2004	27.9	19%	1%	19%	18%	16%	45%	15.8%	—
Total of ABS CDOs			¥122.4	18%	8%	15%	12%	8%	57%	9.7%	—
Insured Amount Net of Loss Reserves			42.9

(1)	Issue ratings are as of April 30, 2010. CDO<3> and <4> are facultative reinsurance policies, and the issue ratings of which are the ratings for the ceding company’s tranche including those senior class to our tranche.
(2)	Insured amount is amount of principal insured, and some policies also insure interest payments. If a principal/interest shortfall occurs, Sompo Japan will become liable for the guarantee obligation.
(3)	Subordination Ratio is a ratio of portions subordinated to our guaranteed tranche for the underlying assets. A redemption of senior tranche results in an increase of Subordination Ratio.
(4)	Default of underlying assets is determined by the default definition of each transaction through detailed scrutiny and the default amount is determined based on adjustment by recovery.
(5)	Guarantee for CDO<2> insures different two classes of the same CDO.

The following table, prepared on a US GAAP basis, presents cumulative losses recorded on Sompo Japan’s ABS-CDO guarantee transactions as of March 31, 2010:

Policy No.	Issue Rating(*1) (S&P/MDY)	Fiscal Year Issued	Cumulative Loss (in billions of yen)
Guarantee for CDO<1>	AAA/Caa2	2003	¥4.8
Guarantee for CDO<2>(* 5)	AAA/Aa3	2004	11.4
	AAA/Aa3	2004
Guarantee for CDO<3>	CCC-/B3	2004	11.6
Guarantee for CDO<4>	CC/Caa2	2005	11.2
Guarantee for CDO<5>	CCC+/C	2006	15.6
Guarantee for CDO<6>	-/Ca	2006	27.8
Guarantee for CDO<7>	B-/Caa1	2004	24.4

Total			¥106.8

Summary of Corporate CDOs (Excl. Treaty Reinsurance) (Sompo Japan, Non-consolidated basis)

The total outstanding of insured corporate CDO (direct underwriting) amounted to 169.6 billion yen as of March 31, 2010. As a result of overall scrutiny of the individual contracts, there are no losses expected at this point.

Average residual period of all direct underwritten corporate CDO guarantees is approximately 2.4 years. Approximately 84% of our exposure or 142.0 billion yen is to be redeemed by the end of FY2012.

Each corporate CDO is well diversified with approximately 150 reference corporations. Thus a potential impact by default of one reference company would be limited.

For example, exposures to financial institutions and U.S. automakers (including auto-parts makers) accounts for around 13% and 1%, respectively. We don’t see any concentration to particular sector or corporation.

(Note) Rating distribution by S&P as of April 30, 2010. For transactions without S&P rating, we applied Moody’s rating instead.	(Note) Rating distribution by Moody’s as of April 30, 2010. For transactions without Moody’s rating, we applied S&P’s rating instead.	(Note) Estimated future exposure was translated at the exchange rate as of March 31, 2010

Reinsurance

Sompo Japan cedes risks to other insurance companies in order to diversify its insurance business and reduce potential losses arising from large catastrophic losses. Reinsurance contracts include proportional reinsurance, excess-of-loss reinsurance, facultative reinsurance and other types of reinsurance contracts.

Reinsurance contracts are determined in accordance with reinsurance treaty arrangements or negotiation regarding the individual risks. These reinsurance contracts are prospective reinsurance contracts. Sompo Japan records amounts paid for prospective reinsurance contracts as prepaid reinsurance premiums and amortizes the premium into expense over the contract periods in proportion to the amount of reinsurance protection provided. The amount recoverable from reinsurance contracts is estimated in a manner consistent with policy liabilities and accruals for losses, claims and loss adjustment expenses and future benefits associated with the underlying insurance contracts.

Reinsurance contracts do not relieve Sompo Japan from liability as a direct insurer. Therefore, Sompo Japan is exposed to credit risk of reinsurers to the extent that the reinsurer fails to execute their obligations to Sompo Japan. Sompo Japan evaluates financial conditions of reinsurers and reviews concentration of credit risks in order to minimize possible risk of significant loss arising from nonperformance of their obligation under reinsurance contracts by the reinsurers. No significant credit risks lie on a single reinsurer for the balance of prepaid reinsurance premiums or reinsurance recoverable on losses as of March 31, 2010, 2009 and 2008.

Sompo Japan also assumes reinsurance contracts from cedants from foreign reinsurance market as well as in Japan to diversify the underwriting portfolio.

Sompo Japan’s reinsurance assumed business is primarily assumed reinsurance of CALI, which is more fully discussed in Item 4.B “Business Overview—History of the Japanese Non-Life Insurance Industry”, and foreign reinsurance assumed. Insurance companies cede 100% of the direct CALI risk premiums written to an insurance pool that is established by law and then, each insurance company writing the CALI business assumes a share of the pool for which they are responsible. Reinsurance premiums assumed are earned ratably over the terms of the reinsurance contracts. Assumed premiums are reported by the pool to the participating insurance companies on a monthly basis and this reporting occurs four months after the direct policies are written by the primary insurers. Because the CALI is the insurance which car owners are mandatorily required to obtain by law and the CALI premium written is generally a function of the number of cars sold or registration renewals during the month, it is noted that the year-to-year premium is fairly stable. Sompo Japan noted that the premium assumed from the pool around March 31 in the past few years were at the consistent level. For the foreign reinsurance assumed, Sompo Japan has a process of comparing the premiums assumed reported from the cedants with the amount recognized in the prior period and it was noted that the premiums assumed are consistent in the past years.

Based on such qualitative and quantitative analysis, Sompo Japan concluded that the impact of estimating and accruing the unreported assumed premium is not and will not be material to Sompo Japan’s financial statements. Therefore, Sompo Japan does not record the estimated assumed premium.

Claim reserves for assumed reinsurance that Sompo Japan provides consist primarily of CALI and foreign assumed reinsurance. Because assumed reinsurance transactions are recorded primarily based on the record and correspondence exchanged with the cedants, in evaluating claim reserves for assumed reinsurance, Sompo Japan needs to heed risks associated with the estimation of the reserves, including the miscalculation of claim reserves on the reports from cedants and the possibility that the reports would not arrive in a timely manner for financial reporting purposes, which could lead to the overstatement or understatement of the relevant claim reserves.

In order for Sompo Japan to mitigate these risks, all the reports are subject to the review of the reinsurance department to detect miscalculation of the claim reserves and ensure the completeness of the reports from all cedants by comparing the reported claim reserves with the trends in the past and verifying that all the cedants provide Sompo Japan with their complete sets of reports. The result is also reported to management for the evaluation of the reasonableness of relevant claim reserves by comparing the reported claim reserves with the trends in the past.

In evaluating claim reserves for CALI, Sompo Japan utilizes reports from the pool, including the monthly total amount of premium assumed, claims paid and case reserves by each participant in the pool, to provide for case reserve for the insurance. The information from the pool is also used for the estimation of IBNR reserves by projecting the ultimate losses and reducing cumulative paid losses and case reserves from the ultimate losses. Sompo Japan receives the reports directly from the pool administrator without any involvement of intermediaries. The reports arrive at the participants in the pool approximately four months after the transactions of underlying direct policies are processed by the direct insurers. That time lag does not have material impacts on the performance of Sompo Japan as the claims of the CALI are relatively stable every month by nature of its business. Such stable trend of monthly underwriting activity is also observed in the long history of Sompo Japan’s participation in the pool. For the IBNR reserves, historical underwriting results are accumulated based on the cedants report and the actuarial methods are applied to the estimation of the ultimate loss similarly to other lines of business. Sompo Japan monitors that the report from the pool is reviewed and processed immediately after the receipt of the report.

Claim reserves for reinsurance assumed from overseas are also based on reports from cedants. The information provided in the reports varies with the reinsurance contracts, but they include the claims paid and claim reserves by treaty year (underwriting year). Sompo Japan also obtains various information of the reinsurance contracts at inception, such as the nature of the subject policies and estimated annual premium, which is used and considered in subsequent review of the actual underwriting results. On certain occasions, reinsurance intermediaries such as reinsurance brokers are involved in the reinsurance contract between Sompo Japan and cedants. In those cases, the reports are obtained from the intermediaries in principle who are primarily engaged in preparing the reports and determining the share of insurance contracts reinsured to cedants. Sompo Japan accounts for the claim reserve for the reinsurance assumed from overseas immediately after it obtains the reports from the cedants and ensures there are no significant backlog transactions. Also, Sompo Japan may have contacts with the cedants when the large fluctuation between reported loss reserves and the amount in the preceding period is observed and the reports do not arrive in a timely manner for the financial reporting purposes. Although the time lag between the closing dates of the reports and the end of the fiscal year of Sompo Japan are around three months, as the closing date focuses on the end of December while the end of the fiscal year is March 31, Sompo Japan pays close attention to whether any events occur that could trigger a large loss during the time lag.

In the course of the review of the documentation and correspondence with the cedants/brokers, questionable items are investigated and, as a result, Sompo Japan may be involved in disputes in the payment or premium/claims and other terms and conditions of the reinsurance contract with cedants. Sompo Japan does not recognize any significant disputed reinsurance contracts as of March 31, 2010 and for the year then ended. If any dispute occurs, Sompo Japan’s representative of the reinsurance department negotiates with cedants until Sompo Japan and all other parties involved mutually agree on the terms of the solution.

Refer to Note 3 “Reinsurance” to Sompo Japan’s consolidated financial statements for further information about reinsurance agreements.

Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangibles are tested for impairment whenever events or changes in circumstances would indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, Sompo Japan would recognize an impairment loss up to the extent that the carrying amount exceeds the fair value.

Fair value is determined primarily based on market prices, if available, or the estimated fair value based on an evaluation. Assets to be disposed of by sale are reported at the lower of the carrying amount or the fair value less estimated cost to sell.

Goodwill and Present Value of Future Profits

Goodwill represents the excess of purchase price over the fair value of the net assets of the entity acquired in a business combination.

Present value of future profits (“PVFP”) represents the present value of profits embedded in the life insurance contracts and property and casualty insurance contracts acquired through business combination and are determined based on the net present value of future cash flows expected to be generated from the contracts in force at the date of business combination.

PVFP is generally recognized from insurance contracts with long remaining policy periods. In the case of the acquisition of property and casualty insurance companies in Japan, the long-term fire insurance is typical of product which generates PVFP. The amount of PVFP is determined based on the net present value of future cash flows expected to be generated from the contracts in force at the date of business combination. The present value of future cash flows are calculated by aggregating future premium and unearned premium, and subtracting future expected losses and expenses calculated using the combined loss and expense ratios as of the date of acquisition.

Goodwill is not amortized. PVFP of life insurance contracts is amortized over the related policy periods in proportion to premiums from the policies acquired. PVFP of property and casualty insurance contracts is amortized over the period in which the relevant written premiums are earned.

Goodwill is tested for impairment annually or when a triggering event requiring such test occurs. The goodwill impairment test follows a two step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the carrying value of a reporting unit exceeds its fair value, Sompo Japan proceeds to the second step to measure the impairment loss where the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. If the carrying amount of the reporting unit goodwill exceeds the implied goodwill value, an impairment loss is recognized in an amount equal to the excess. PVFP is subject to recoverability and loss recognition testing, in the manner in which it was acquired, at the end of each reporting period to evaluate impairment.

Income taxes

Deferred tax assets and liabilities are determined using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and deferred tax liabilities are measured using effective tax rates expected to be applied to taxable income for the year in which those temporary differences are expected to be recovered or settled. The effect of change in tax rate on deferred tax assets and deferred tax liabilities is recognized in income in the period that includes the enactment date. Valuation allowances are recorded when it is more likely than not that such assets would not be realized.

Stock Options

Sompo Japan applies the fair value method to account for all stock options. Compensation costs are calculated by using the lattice model. See Note 17 to Sompo Japan’s consolidated financial statements.

Retirement and Severance Benefits

Pursuant to the accounting rules for our obligations to employees under our postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. Our most significant assumption is that for the weighted-average discount rate on our benefit obligation liability. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. See Note 10 to Sompo Japan’s consolidated financial statements for more information on our accounting for employee benefit plans.

Recent Accounting Pronouncements

See Note 1 to the consolidated financial statements for a discussion of recent accounting pronouncements that have been implemented during the periods presented or that have been issued and are to be implemented in the future.

Business Segment Analysis

Management of Sompo Japan makes a decision about allocation of resources based on the review of the operating performance. Sompo Japan sorts all entities within the group into components according to types of products and services and identifies and aggregates them as a reportable business segment which has economical similarity. As a result, Sompo Japan identifies two reportable business segments as property and casualty insurance segment and life insurance segment. In the property and casualty insurance segment, Sompo Japan underwrites voluntary automobile insurance, compulsory automobile liability insurance, fire and allied lines insurance, personal accident insurance, marine insurance and other insurance. In addition, property and casualty insurance segment includes financial service business such as defined contribution pension plan business and asset management business. In the life insurance segment, Sompo Japan underwrites individual life insurance, individual annuity insurance, group life insurance and other life insurance through Himawari, Sompo Japan DIY Life Insurance Co., Ltd and Yasuda Seguros S.A.

Income and loss and total assets are calculated in accordance with Japanese GAAP, which is the measurement basis for internal reporting purposes.

Sompo Japan evaluates performance of each business segment based on ordinary profit (loss) and not on total assets.

The performance of each business segment for the years ended March 31, 2010, 2009 and 2008 is as follows:

	Property and casualty	Life	Adjustment and elimination	Consolidated
	(in millions of yen)
2010
Net premiums written(2)	¥1,291,035	¥—	¥(87)	¥1,290,948
Net claims paid(2)	873,108	—	(2)	873,106
Life insurance premiums	—	131,915	(15)	131,900
Claim and loss for life insurance	—	41,174	—	41,174
Underwriting expense(3)	538,319	62,577	(1,711)	599,185
Investment income	70,000	20,268	(314)	89,954
Ordinary profit (loss)(4)	49,289	(460)	—	48,829
Extraordinary gains (losses)(5)	9,778	(110)	—	9,668
Income tax expense	18,798	941	—	19,739
Net income (loss)	40,804	(1,437)	—	39,367

Total assets	¥5,013,320	¥1,151,367	¥(618)	¥6,164,069

2009
Net premiums written(2)	¥1,308,265	¥—	¥(70)	¥1,308,195
Net claims paid(2)	841,306	—	(1)	841,305
Life insurance premiums	—	124,053	(13)	124,040
Claim and loss for life insurance	—	39,485	—	39,485
Underwriting expense(3)	547,567	56,880	(3,076)	601,371
Investment income	(50,818)	13,592	(236)	(37,462)
Ordinary profit (loss)(4)	(150,499)	6,446	—	(144,053)
Extraordinary gains(5)	33,059	324	—	33,383
Income tax expense (benefit)	(47,273)	3,424	—	(43,849)
Net income (loss)	(70,095)	3,385	—	(66,710)

Total assets	¥4,809,506	¥1,104,956	¥(1,083)	¥5,913,379

	Property and casualty	Life	Adjustment and elimination	Consolidated
	(in millions of yen)
2008
Net premiums written(2)	¥1,368,774	¥—	¥(34)	¥1,368,740
Net claims paid(2)	816,642	—	—	816,642
Life insurance premiums	—	167,849	(14)	167,835
Claim and loss for life insurance	—	37,587	—	37,587
Underwriting expense(3)	546,727	50,969	(3,542)	594,154
Investment income	132,266	13,889	(200)	145,955
Ordinary profit(4)	79,549	14,514	—	94,063
Extraordinary losses(5)	(4,355)	(652)	—	(5,007)
Income tax expense	23,571	5,777	—	29,348
Net income	51,683	7,953	—	59,636

Total assets	¥5,381,108	¥1,070,794	¥(1,168)	¥6,450,734

(1)	Each item is calculated in accordance with Japanese GAAP.
(2)	Net premiums written and net claims paid exclude deposit premium revenues for deposit-type insurance and maturity refunds.
(3)	Underwriting expense is the aggregate sum of operating expense, commission and selling, general and administrative expense.
(4)	Ordinary profit (loss) represents Japanese GAAP net income (loss) before extraordinary gains (losses), income tax expense (benefit) and minority interests.
(5)	Extraordinary gains (losses) represent an income statement item under Japanese GAAP which includes special gains and losses in frequency and severity, such as gains (losses) on disposal or impairment on fixed assets, and other special items.

Net premiums written and net claims paid, after the elimination of intercompany transaction balances, of each product line in property and casualty insurance segment is as follows:

	Voluntary automobile	Compulsory automobile liability	Fire and allied lines	Personal accident	Marine	Other	Total
	(in millions of yen)
Net premiums written
2010	¥652,664	¥165,042	¥150,079	¥127,361	¥29,200	¥166,602	¥1,290,948
2009	657,701	179,982	148,467	126,535	34,961	160,549	1,308,195
2008	661,779	228,503	150,073	128,714	38,365	161,306	1,368,740
Net claims paid
2010	414,016	154,672	63,587	69,447	15,727	155,657	873,106
2009	412,040	160,461	57,629	66,865	16,731	127,579	841,305
2008	409,864	161,338	59,843	58,790	16,752	110,055	816,642
For the years ended March 31, 2010, 2009 and 2008, there was no single external customer from whom income exceeds 10% of the aggregate sum of net premiums written and life insurance premiums in each segment. In addition, for the years ended March 31, 2010, 2009 and 2008, the sources of net premiums written and life insurance premiums are mostly domestic and income from abroad is not significant.

Reconciliation to U.S. GAAP

For reconciliation, in accordance with U.S. GAAP, of net (loss) income of business segments for internal reporting to net (loss) income on the consolidated statements of operations, and of total assets of business segments for internal reporting to total assets on the consolidated statements of financial position, see Note 19 to Sompo Japan’s consolidated financial statements.

Liabilities for Losses and Claims

For a summary reconciliation of the beginning and ending liabilities for Sompo Japan’s losses and claims, see Note 7 to Sompo Japan’s consolidated financial statements included elsewhere in this annual report.

Credit Losses and Non-Performing Loans

The following table sets forth, for each period indicated, Sompo Japan’s carrying amount of impaired loans and related specific allowance for credit losses:

	Carrying amount
	Total	Without allowance	With allowances	Allowance for credit losses
	(in millions of yen)
2010:
Mortgage loans on real estate	¥2,885	¥323	¥2,562	¥675
Policy loans	36	—	36	0
Collateral and guaranteed loans	699	699	—	—
Unsecured loans	688	—	688	634

Total	¥4,308	¥1,022	¥3,286	¥1,309

2009:
Mortgage loans on real estate	¥2,122	¥110	¥2,012	¥538
Policy loans	16	—	16	0
Collateral and guaranteed loans	243	243	—	—
Unsecured loans	1,214	—	1,214	1,120

Total	¥3,595	¥353	¥3,242	¥1,658

The amount of general allowance for credit losses was ¥316 million and ¥270 million as of March 31, 2010 and 2009, respectively.

Solvency Margin Ratio

The solvency margin ratio is the solvency margin amount (i.e., payment ability, for example, capital and reserves) as a percentage of total risk, which is calculated as “risk exceeding ordinary forecast” based on Article 130 of the Insurance Business Law, Articles 86 and 87 of the Enforcement Regulations of the Insurance Business Law and the Japanese Ministry of Finance’s Notification No. 50, issued in 1996.

Solvency margin ratio is used as an indicator of an insurance company’s ability to pay insurance claims and other obligations in the event of losses exceeding ordinary forecasts. In the event the solvency margin ratio falls below a fixed level, regulatory authorities may require an insurance company to submit a plan for management reform. According to Notification No. 3 of the Ministry of Finance and the FSA of Japan, a solvency margin ratio of 200% indicates that an insurance company has sufficient capability to pay insurance claims and other obligations.

Sompo Japan’s solvency margin ratio as of March 31, 2010 rose by 175.3 percentage points from the previous fiscal year-end to 800.0%, due primarily to the increase in the stock market.

	As of March 31,
	2010	2009	Change
	(in billions of yen, except percentages)		(in billions of yen)	(percentage or points)
Solvency margin total amount	¥1,671.4	¥1,264.8	¥406.6	32.1%
Risk amount	¥417.8	¥404.9	¥12.9	3.2%
Solvency margin ratio	800.0%	624.7%		175.3 points

Effects of Inflation

Because a substantial portion of Sompo Japan’s assets are highly liquid, they are not significantly affected by inflation. However, inflation may result in increases in Sompo Japan’s expenses, which may not be readily recoverable in the prices of services offered. To the extent that inflation results in rising interest rates and has other adverse effects on the capital markets and on the value of financial instruments, it may adversely affect Sompo Japan’s financial position and profitability.

Exposure to Currency Fluctuations

For a discussion of foreign exchange rate risk and how the risk is managed, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Quantitative and Qualitative Disclosures About Market Risk of Sompo Japan—Market Risk Measurement”.

B.    Liquidity and Capital Resources.

Liquidity

The principal sources of cash for our insurance operations are premiums and investment income. The primary uses of cash by our insurance operations are claim payments, commissions, operating expenses, dividends and income taxes.

In the insurance industry, liquidity generally refers to the ability of an enterprise to generate adequate amounts of cash from its normal operations, including its investment portfolio, in order to meet its financial commitments, which are principally obligations under its insurance or reinsurance contracts. The liquidity of a property-casualty insurer’s operations is generally affected by the frequency and severity of losses under its policies, as well as by the persistency of its products. Future catastrophic events, the timing and effect of which are inherently unpredictable, may also increase liquidity requirements for a property-casualty insurer’s operations. The liquidity of a life insurer’s operations, including Sompo Japan’s life insurance subsidiary, is generally affected by trends in actual mortality experience relative to the assumptions with respect thereto included in the pricing of its life insurance policies, by the extent to which minimum returns or crediting rates are provided in connection with its life insurance products and by the level of surrenders and withdrawals.

Sompo Japan’s sources of liquidity include insurance premiums and deposit premiums received, investment income and cash provided from maturing or liquidated investments. In addition, Sompo Japan’s investments held in liquid securities represent potential sources of liquidity.

The principal sources of Sompo Japan’s funds are premiums and investment income, as well as funds that may be raised from time to time from the issuance of debt or equity securities.

Capital Resources

Sompo Japan typically generates substantial positive cash flow from operations as a result of insurance premiums being received in advance of the time when claim payments are required. These positive operating cash flows, a portion of the investment portfolio that is held in highly liquid securities, and commercial paper borrowings and bank lines of credit have met, and Sompo Japan expects will continue to meet, its liquidity requirements.

Sompo Japan’s capital requirements consist principally of capital expenditures and debt repayment. Capital expenditures for the fiscal years ended March 31, 2010, 2009 and 2008 were ¥7,335 million, ¥10,145 million and ¥9,661 million, respectively, in each case primarily for operational purposes.

Sompo Japan has only an insignificant amount of long-term debt, amounting to less than ¥1 billion as of March 31, 2009.

On May 27, 2009, Sompo Japan privately issued subordinated bonds totaling ¥128 billion with the maturity of May 27, 2069 to strengthen its financial position. These are hybrid bonds and combine a high capital attribution which will be evaluated by main credit rating agencies. For more complete information about this issuance, see Note 11 to Sompo Japan’s consolidated financial statements.

The amount of long-term debt is ¥128,761 million as of March 31, 2010, which includes these hybrid bonds.

Sompo Japan’s policy is to fund its capital requirements principally from cash flow from operating activities and external sources, such as issuances of debentures and common stock. In the future, Sompo Japan intends to explore funding opportunities from diversified external sources within the framework of applicable regulations.

Cash Flows

The following table shows Sompo Japan’s cash flows for the fiscal years ended March 31, 2010, 2009 and 2008.

	Year ended March 31,
	2010	2009	2008
	(in millions of yen)
Net cash provided by operating activities	¥39,495	¥71,246	¥194,640
Net cash used in investing activities	(117,285)	(7,698)	(35,976)
Net cash provided by (used in) financing activities	33,062	(75,897)	(121,166)
Net foreign exchange differences on cash and cash equivalents	1,447	(8,533)	(3,377)

Net change in cash and cash equivalents	(43,281)	(20,882)	34,121
Cash and cash equivalents at beginning of year	330,332	351,214	317,093

Cash and cash equivalents at end of year	¥287,051	¥330,332	¥351,214

Cash flows for the fiscal year ended March 31, 2010 compared with the prior fiscal year

Net cash provided by operating activities amounted to ¥39.5 billion for the fiscal year ended March 31, 2010, compared to ¥71.2 billion for the fiscal year ended March 31, 2009. This decrease was primarily driven by the decline in net premiums written and the lower dividends. The decrease in net premiums written was mainly attributable to a decrease in premium income of Compulsory Automobile Liability Insurance (CALI) and Voluntary Automobile Insurance caused by stagnant new automobile sales. Lower dividends were mainly due to a decrease in dividends from the domestic equity securities.

Net cash used in investing activities was ¥117.3 billion for the fiscal year ended March 31, 2010, compared to ¥7.7 billion for the fiscal year ended March 31, 2009. The increase of cash outflows mainly resulted from the payment related to CDO guarantees (including the settlements of CDO) and the increase in purchases of fixed maturity securities. Cash outflows in connection with CDO for the fiscal year ended March 31, 2010 amounted to ¥63.8 billion. Cash available for the purchases of fixed maturity securities increased partially due to the increase in cash provided by financing activities discussed below.

Net cash provided by financing activities amounted to ¥33.1 billion for the fiscal year ended March 31, 2010, compared to ¥75.9 billion of cash outflow for the fiscal year ended March 31, 2009. This increase is mainly attributable to the proceeds from issuance of subordinated bonds by Sompo Japan totaling ¥128 billion to strengthen its financial position.

The operating, investing and financing activities described above resulted in net cash and cash equivalents of ¥287.1 billion as of March 31, 2010, compared to ¥330.3 billion as of March 31, 2009, representing a decrease of 13.1%.

Cash flows for the fiscal year ended March 31, 2009 compared with the prior fiscal year

Net cash provided by operating activities amounted to ¥71.2 billion for the fiscal year ended March 31, 2009, compared to ¥194.6 billion for the fiscal year ended March 31, 2008. This decrease was primarily driven by the decline in net premiums written and the lower dividends. The decrease in net premiums written was mainly attributable to a decrease in premium rates of Compulsory Automobile Liability Insurance (CALI). Lower dividends were mainly due to a decrease in the foreign fund shares resulting from the disposals with the intention to reduce the market and foreign currency fluctuation risks of the investment portfolio.

Net cash used in investing activities was ¥7.7 billion for the fiscal year ended March 31, 2009, compared to ¥36.0 billion for the fiscal year ended March 31, 2008. The decline of cash outflows mainly resulted from decreased purchases of securities, partially offset by the settlement of derivative transaction, compared with the prior year. Especially, purchases of foreign securities decreased because Sompo Japan has decided to reduce the market and foreign currency fluctuation risks of the trading portfolio due to the high volatility of the overseas equity market and the increasing foreign exchange exposure. A decrease in purchases of fixed maturities was from the result of lowered net premiums written. Meanwhile cash outflows increased in connection with the settlements of CDO which amounted to ¥37.6 billion. Losses totaling ¥7.8 billion were recognized at the settlements, which were included in Gains (Losses) on derivative instruments on the Statements of Cash Flows.

Net cash used in financing activities amounted to ¥75.9 billion for the fiscal year ended March 31, 2009, compared to ¥121.2 billion for the fiscal year ended March 31, 2008. This decrease of cash outflows is mainly attributable to a large amount in refunds of savings-type contracts at maturity in the prior year most of which were acquired in a business combination in 2002.

The operating, investing and financing activities described above resulted in net cash and cash equivalents of ¥330.3 billion as of March 31, 2009, compared to ¥351.2 billion as of March 31, 2008, representing a decrease of 5.9%.

Credit Ratings

Sompo Japan receives ratings on its capability to service its obligations from insurance contracts and from the issuance of bonds, commercial paper, and other specific debt obligations. Sompo Japan’s ratings on its capability to service debt obligations from insurance contracts are presented below.

Rating Agency and Category	Rating(1)
As of July 20, 2010
Standard & Poor’s Insurer Financial Strength Rating	AA-
Moody’s Investors Service Insurance Financial Strength Rating	Aa3
Rating and Investment Information Senior Long-term Debt Rating.	AA
Japan Credit Rating Agency Ability to Pay Insurance Claims	AA+
A. M. Best Company Financial Strength Rating	A+

(1)	These ratings are entirely the opinion of the respective rating agencies and are thus not to be construed as payment guarantees. These ratings are subject to revision by the respective rating agencies.

C.    Research and Development, Patents and Licenses, etc.

Sompo Japan’s business does not depend to a material extent on research and development or on patents, licenses or other intellectual property.

D.    Trend Information.

The information required by this item is set forth under the headings “overview” and “Operating Results” in this item.

E.    Off-balance Sheet Arrangements.

The amount of loan commitments outstanding is ¥19,119 million and ¥24,309 million as of March 31, 2010 and 2009, respectively.

The amount of capital commitments outstanding is ¥15,578 million and ¥21,031 million as of March 31, 2010 and 2009, respectively.

Except as described above, there are no material off-balance sheet arrangements for Sompo Japan.

F.    Tabular Disclosure of Contractual Obligations.

The following table sets forth the estimated maturities of Sompo Japan’s contractual obligations as of March 31, 2010, aggregating by type of obligation.

		Estimated Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions of yen)
Losses, claims and loss adjustment expenses(1)	¥943,110	¥437,789	¥273,254	¥109,793	¥122,274
Future policy benefits for life insurance contracts(2)	2,361,991	172,917	297,489	253,960	1,637,625
Investment deposits by policyholders(3)	1,876,479	251,336	414,311	373,907	836,925
Long-term debt	128,761	297	116	50	128,298
Capital lease obligations	6,689	2,586	3,385	718	—
Operating leases	1,240	380	461	303	96
Purchase obligations	16,584	1,604	1,479	649	12,852

Total(4)	¥5,334,854	¥866,909	¥990,495	¥739,380	¥2,738,070

(1)	We estimate the timing of cash flows with respect to losses, claims and loss adjustment expenses based on our historical loss development payment patterns.
(2)	We estimate the timing of cash flows with respect to future policy benefits for life insurance contracts based on our historical experience and expectations of future payment patterns. Uncertainties exist, however, particularly with respect to mortality, morbidity, expenses, customer lapse and renewal premiums for life policies. Accordingly, our actual experience may differ from our estimates. In addition, the amounts set forth in the table above do not reflect our estimates of future premiums and reinsurance recoveries.

The total amount of future policy benefit for life insurance contracts set forth in the table above (¥2,361,991 million) exceeds the amount of corresponding liabilities of ¥922,875 million reflected in our consolidated balance sheet as of March 31, 2010, as the amounts set forth in the table above are undiscounted and do not reflect the impact of future premium revenue.

(3)	We estimate the timing of cash flows and our expectation of future payment patterns with respect to investment deposits by policyholders based on our historical experience, taking into account contractual maturity dates and expected customer lapse and withdrawal activity. Customer lapse and withdrawal activity, however, are inherently uncertain and outside of our control. Accordingly, our actual experience may differ from our estimates. In addition, the amounts set forth in the table above do not reflect our estimates of future premiums and reinsurance recoveries. The total amount of investment deposits by policyholders set forth in the table above (¥1,876,479 million) exceeds the amount of corresponding liabilities of ¥1,426,458 million reflected in our consolidated balance sheet as of March 31, 2010, as the amounts set forth in the table above are undiscounted and do not reflect the impact of future premium revenue.
(4)	Total amount of expected future retirement benefit payments has not been included in this table as such amount was not determinable as of March 31, 2010.

NIPPONKOA

The following discussion in this Item 5 relates to Nipponkoa based on Nipponkoa’s IFRS financial information.

Critical Accounting Policies of Nipponkoa

The accounting policies that Nipponkoa follows when preparing IFRS consolidated financial statements are fundamental to understanding its financial condition and results of operations. Many of these accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities.

Nipponkoa’s significant accounting policies are summarized in the notes to Nipponkoa’s IFRS consolidated financial statements included in this annual report. The following is a summary of Nipponkoa’s critical accounting policies.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES

Reserves for Losses and Directly Related—Loss Adjustment Expenses

Reserves for losses and directly related loss adjustment expenses represents estimates of future payments that Nipponkoa will make in respect of property and casualty insurance claims, including expenses relating to those losses for insured events that have already occurred as of the balance sheet date. As of March 31, 2010 and 2009, Nipponkoa’s reserve for losses, and directly related loss adjustment expenses accrued by line of business was as follows:

	As of March 31, 2010
	Case	IBNR	Total
	(Yen in millions)
Reserve for losses and directly related loss adjustment expenses:
Fire and allied lines	12,546	10,519	23,065
Marine	9,030	5,615	14,645
Personal accident	9,438	10,144	19,582
Automobile	97,315	38,744	136,059
Compulsory automobile liability	44,059	67,660	111,719
Others	44,013	35,070	79,083

Total	216,401	167,752	384,153

	As of March 31, 2009
	Case	IBNR	Total
	(Yen in millions)
Reserve for losses and directly related loss adjustment expenses:
Fire and allied lines	18,939	4,797	23,736
Marine	8,572	4,402	12,974
Personal accident	10,788	11,672	22,460
Automobile	105,720	39,475	145,195
Compulsory automobile liability	43,453	66,658	110,111
Others	40,752	34,255	75,007

Total	228,224	161,259	389,483

The establishment of Nipponkoa’s reserve for losses and directly related loss adjustment expenses is an inherently uncertain process, involving assumptions as to factors such as court decisions, changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs. Delays occur in the notification and settlement of losses and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty at the balance sheet date. The reserves for property and casualty insurance contracts are based on information currently available. However, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Provisions for outstanding claims are established to cover the outstanding expected ultimate liability for losses and directly related loss adjustments expenses (LAE) in respect of all losses that have already occurred.

Provisions are established to cover reported losses and related LAE, as well as losses incurred but not yet reported and directly related LAE. Not directly related LAE is not included in the provisions but separately recognized as expenses. Outstanding claims provisions are based on undiscounted estimates of future loss payments.

The risks associated with these insurance contracts are complex and subject to a number of variables that complicate quantitative sensitivity analysis. Nipponkoa uses several statistical methods to incorporate the various assumptions made in order to estimate the ultimate cost of claims. The two methods more commonly used are the chain-ladder and the Bornhuetter- Ferguson methods. Chain-ladder methods may be applied to premiums, paid claims or incurred claims (for example, paid claims plus case estimates). The basic technique involves the analysis of historical claims development factors and the selection of estimated development factors based on this historical pattern. The selected development factors are then applied to cumulative claims data for each accident year that is not yet fully developed to produce an estimated ultimate claims cost for each accident year. Nipponkoa believes that, in the absence of significant changes to either the products themselves or the method used for estimating case reserves, an estimate based on past actual historical claims development factors is the best representative estimate of ultimate claims cost.

Chain-ladder techniques are most appropriate for those accident years and classes of business that have reached a relatively stable development pattern. Chain-ladder techniques are less suitable in cases in which the insurer does not have a developed claims history for a particular class of business. The Bornhuetter-Ferguson method uses a combination of a benchmark or market based estimate and an estimate based on claims experience. The former is based on a measure of exposure such as premiums; the latter is based on the paid or incurred claims to date. The two estimates are combined using a formula that gives more weight to the experience-based estimate as time passes.

This technique has been used in situations in which developed claims experience was not available for the projection (recent accident years or new classes of business). The choice of selected results for line of business based on each risk profile depends on an assessment of the technique that has been most appropriate to observed historical developments. In certain instances, this has meant that different techniques or combinations of techniques have been selected for individual accident years or groups of accident years within the same class of business. Nipponkoa’s chief actuary discusses with management for the selection of actuarial techniques and the determination of key assumptions and factors and confirms their appropriateness.

Outstanding claims provisions are estimated based on known facts at the date of estimation. Such estimation is updated throughout the year whenever new information is obtained or change in situation on the claim arises. Case estimates are generally set by skilled claims technicians, applying their experience and knowledge to the circumstances of individual claims. The main assumption underlying these techniques is that Nipponkoa’s past claims development experience can be used to project future claims development and, hence, ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analyzed by accident period, although underwriting period is also used where considered appropriate.

Certain lines of business are further analyzed. Large claims are usually separately addressed, either by being reserved at the face value of loss adjuster estimates or separately projected in order to reflect their future development.

In most cases, no explicit assumptions are made regarding future rates of claims inflation or loss ratios. Instead, the assumptions used are those implicit in the historical claims development data on which the projections are based. Additional qualitative judgment is used to assess the extent to which past trends may not apply in the future (i.e., to reflect one-off occurrences), changes in various factors observable in insurance and financial market.

Nipponkoa has longer-tailed and shorter-tailed property and casualty contracts. Nipponkoa considers property and casualty reserves expected to be paid after five years to be of a long tail nature.

Nipponkoa’s longer-tailed balances consist primarily of bodily injury and liabilities insurance. Settlement of claims involving longer-tailed reserves is inherently more risky and uncertain as claims cost may escalate as time progresses. Nipponkoa estimates that approximately 5% of its property and casualty reserves as of March 31, 2010 relate to claims that will be paid after five or more years. IBNR reserves of longer-tailed contracts are primarily calculated by chain-ladder method. Under the chain-ladder method, reported losses and loss ratios are tracked by accident year for each line of business to determine historical claims development factors. The historical claims development factors are utilized to estimate the ultimate liability which is then reduced by the cumulative paid claims and existing case reserves to arrive at the IBNR reserves. During the years presented, no major adjustments were made to historical claims development factors to reflect known changes, if any, to loss trends and other relevant factors.

Nipponkoa’s shorter-tailed balances consist primarily of vehicular damage and fire and allied lines insurance. IBNR reserves of shorter-tailed contracts are also primarily calculated by chain-ladder method. During the years presented, no major adjustments were made to historical claims development factors to reflect known changes, if any, to loss trends and other relevant factors.

For the years ended March 31, 2010 and 2009, Nipponkoa’s adverse development for claims expenses for all lines of business related to prior years (net of reinsurance) was as follows:

	2010	2009
	(Yen in millions, except percentages)
Claims expenses recognized in the current year relating to prior years, net of reinsurance	(15,820)	(8,182)
Claims expenses recognized in the current year relating to prior years as a percentage of opening reserves for losses, claims and loss adjustment expenses, net of reinsurance	(5.5)%	(2.8)%
Claims expenses recognized in the current year relating to prior years as a percentage of net incurred losses, net of reinsurance	(4.0)%	(2.0)%

As set forth in the above table, subsequent development on prior years’ claims represented an immaterial portion of the current year’s claims expense for the periods presented.

Changes in reported losses may affect Nipponkoa’s historical claims development factors, which in turn may affect Nipponkoa’s estimate of the amount of the reserve for losses and directly related loss adjustment expenses. For example, a 2% uniform increase in estimated loss ratio, a reasonably possible scenario based on our experience concerning subsequent development on prior years’ claims, during the fiscal year ended March 31, 2010 would have increased Nipponkoa’s aggregate reserve for losses and directly related loss adjustment expenses (net of reinsurance) as of March 31, 2010 by approximately 5.0%.

Natural disaster claims

As a property and casualty insurer that mainly operates its business in Japan, Nipponkoa should deal with several sources of uncertainty that need to be considered in the estimate of the liability that the Nipponkoa will ultimately pay for such claims. In particular, Japan is subject to earthquakes, typhoons, floods, windstorms, volcanic eruptions and other types of natural disasters, the frequency and severity of which are inherently unpredictable. These natural disasters can have a serious impact on Nipponkoa’s financial condition and results of operations, depending on the frequency, nature and scope of the disaster, the amount of insurance coverage that Nipponkoa has written in respect of the disaster, the amount of claims for losses, the timing for claims, and the extent to which the liability is covered by reinsurance. Due to this uncertainty, it is not possible to determine the future development of claims of natural disasters with the same degree of reliability as with other types of claim. Nipponkoa believes that the liability for claims of natural disasters carried at year-end is adequate.

Environmental and asbestos claims

In prior years, Nipponkoa issued insurance policies and assumed reinsurance for cover related to environmental pollution and asbestos exposure. Nipponkoa has received and continues to receive notices of potential claims asserting asbestos losses under those insurance policies. Significant factors which affect the trends that influence Nipponkoa’s ability to estimate future losses for these types of claims are the inconsistent court resolutions and the judicial interpretations which broaden the intent of the policies and scope of coverage. Due to this uncertainty, it is not possible to determine the future development of environmental pollution and asbestos claims with the same degree of reliability as with other types of claims. Nipponkoa believes that insurance loss reserves and reinsurance contracts related to environmental pollution and asbestos claims to be adequate, and the amount is less than 5% of its total insurance loss reserves as of March 31, 2010 and 2009.

Estimate of future benefit payments and premiums arising from property and casualty insurance contracts with DPF

The premium for the indemnity portion is calculated in the same way that is made for a traditional indemnity policy with no savings type features portion. The premium for the savings type features portion represents the present value of the lump-sum or annuity refund, discounted using the committed interest rate and the “total loss termination” rate. Total loss termination occurs when a full payout is made for the indemnity portion of the contract, in which case the policy terminates without any maturity refund being paid to the policyholder.

At the end of each fiscal year, the present value of future payments of contracts in force is calculated and provided as insurance contracts liabilities. The present value of future cash flow is calculated using the committed interest rate and the total loss termination rate, which are both set at the inception of the contracts.

Estimate of future benefit payments and premiums arising from life insurance contracts

Nipponkoa provides life insurance products only in Japan and life insurance product are categorized as insurance contract without DPF, insurance contracts with DPF and investment contract with DPF under IFRS for the financial reporting purposes. The determination of the liabilities under life insurance contracts is dependent on estimates made by Nipponkoa. Estimates are made as to the expected number of deaths for each of the years in which Nipponkoa is exposed to risk (mortality), morbidity, persistency and investment returns. Nipponkoa bases mortality estimates on national mortality tables that reflect recent historical mortality experience and include appropriate but not excessively prudent allowance, adjusted where appropriate to reflect Nipponkoa’s own experience. The estimated number of deaths determines the value of the benefit payments and the value of the valuation premiums. The main source of uncertainty is lifestyle changes and other social conditions, could result in future mortality being significantly worse than in the past for the age groups in which Nipponkoa has significant exposure to mortality risk.

Nipponkoa estimates the morbidity rate derived from recent historical experience of Nipponkoa. It is basically estimated based on the average of actual experience of the last three-year periods. Nipponkoa also estimates the persistency rate by comparing the average industrial rate with own experienced rate. An adjustment is then made for any trends in the data to arrive at a best estimate of future rates for morbidity and persistency.

Investment returns affect the assumed level of future benefits due to the contract holders and the selection of the appropriate discount rate. Nipponkoa determines the investment returns considering the guidelines issued by the FSA. Nipponkoa also considers, if necessary, the assumptions such as risk-free rate and expected long-term return in Japanese markets derived by combining different proportions of the financial assets in a model portfolio, which is assumed to back the liabilities. These model portfolios are consistent with the long-term asset allocation strategies as set out in Nipponkoa ALM framework.

FAIR VALUE OF FINANCIAL INVESTMENT

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. An active market is one in which transactions for the asset occur with sufficient frequency and volume to provide reliable pricing information on an ongoing basis. Examples are listed equities in active markets, listed debt securities in active markets and listed unit trusts in active markets.

•

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). If certain inputs in the model are unobservable, the instrument is still classified in this category, provided that the impact of those unobservable inputs on the overall valuation is insignificant. Examples of these are certain OTC derivatives and certain debt securities whose fair values are determined based on the prices provided by brokers and pricing services corroborated with observable market data.

•

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). This category includes financial instruments whose fair value is determined using a valuation technique for which more than an insignificant part of the inputs in terms of the overall valuation are not market observable. Examples are unlisted equity securities, non-quoted investment funds and certain debt securities including certain collateralized debt obligations (CDOs) whose fair values are determined based on the prices provided by brokers and pricing services that are not corroborated with observable market data.

The tables below show the fair values of the financial assets and liabilities measured at fair value.

2010
	(Yen in millions)
	Level 1	Level 2	Level 3	Total
Financial assets held for trading
Equity securities	1,674	999	18,322	20,995
Debt securities	—	8,114	—	8,114
Derivative financial instruments	—	5,992	—	5,992

Sub total	1,674	15,105	18,322	35,101

Financial assets designated at fair value through income
Equity securities	—	—	59,962	59,962
Debt securities	—	13,699	8,463	22,162

Sub total	—	13,699	68,425	82,124

Available for sale investments
Equity securities	613,958	5,464	119,607	739,029
Debt securities	452,950	629,335	61,747	1,144,032

Sub total	1,066,908	634,799	181,354	1,883,061

Total of financial asset accounted for at fair value by class
Equity securities	615,632	6,463	197,891	819,986
Debt securities	452,950	651,148	70,210	1,174,308
Derivative financial instruments	—	5,992	—	5,992

Total	1,068,582	663,603	268,101	2,000,286

Total of financial liability accounted for at fair value
Derivative financial instruments	119	3,916	6	4,041

Total	119	3,916	6	4,041

The tables below show movements in the assets and liabilities that are measured at fair value based on valuation techniques for which any significant input is not based on observable market data (Level 3). Transfers in and transfers out of level 3 during the year are recorded at their fair value at the beginning of year in the table below.

Financial assets

	(Yen in millions)
	Financial assets held for trading		Financial assets designated at fair value through income		Available for sale investments		Total
	Equity securities	Derivative financial instruments	Equity securities	Debt securities	Equity securities	Debt securities
Balance at beginning of year	19,461	101	56,089	8,314	138,621	110,352	332,938
Total gains or losses:
—in profit or loss	(1,139)	—	4,873	5,326	(5,281)	(4,050)	(271)
—in other comprehensive income	—	—	—	—	(1,511)	2,000	489
Purchases	—	—	—	116	6,910	10,500	17,526
Sales	—	—	—	(2,085)	(15,266)	(1,002)	(18,353)
Settlement	—	—	(1,000)	(3,208)	(3,866)	(13,280)	(21,354)
Transfers out of Level 3	—	(101)	—	—	—	(42,773)	(42,874)
Transfers into Level 3	—	—	—	—	—	—	—

Balance at end of year	18,322	—	59,962	8,463	119,607	61,747	268,101

Total gains or losses for the period included in income for assets held at the end of the reporting period	(1,139)	—	6,941	5,724	(1,919)	(2,648)	6,959

Financial liabilities

(Yen in millions)
Financial liabilities accounted for at fair value
Derivative financial instruments
Balance at beginning of year	193
Total gains or losses:
—in profit or loss	6
—in other comprehensive income	—
Purchases	—
Sales	—
Settlement	(193)
Transfers out of Level 3	—
Transfers into Level 3	—

Balance at end of year	6

Total gains or losses for the period included in income for liabilities held at the end of the reporting period	6

Certain derivative financial instruments in financial assets held for trading were classified in Level 3 at the beginning of this year as yield curves linked to the long term prime rate were significant unobservable inputs for the overall valuation of the instruments. Transfers from Level 3 to Level 2 during this year were due to the fact that NIPPONKOA Group started to use market observable inputs such as swap rates for developing the yield curve.

Certain debt securities in available for sale investments were classified in Level 3 at the beginning of this year as prices were obtained from a single broker. Transfers from Level 3 to Level 2 during this year were due to the fact that NIPPONKOA Group obtained the prices from more reliable sources corroborated with market data from multiple broker sources.

2010
	(Yen in millions)
	Level 1	Level 2	Level 3	Total
Financial assets held for trading
Equity securities	—	—	18,322	18,322
Debt securities	—	8,114	—	8,114
Derivative financial instruments	—	118	—	118

Sub total	—	8,232	18,322	26,554

Financial assets designated at fair value through income
Equity securities	—	—	26,533	26,533
Debt securities	—	3,563	8,160	11,723

Sub total	—	3,563	34,693	38,256

Available for sale investments
Equity securities	—	—	28,845	28,845
Debt securities	—	571,908	61,257	633,165

Sub total	—	571,908	90,102	662,010

Total of financial asset accounted for at fair value by class
Equity securities	—	—	73,700	73,700
Debt securities	—	583,585	69,417	653,002
Derivative financial instruments	—	118	—	118

Total	—	583,703	143,117	726,820

Total of financial liability accounted for at fair value
Derivative financial instruments	—	13	—	13

Total	—	13	—	13

Nipponkoa has implemented the fair value measurement processes to ensure the appropriateness of the fair values of investment securities.

In terms of the fair value measurement, Nipponkoa uses the quoted market prices, third party pricing services or valuation techniques for the measurement of the fair value.

Nipponkoa examines appropriateness of the price obtained from the third party pricing service by comparing it with the price of another third party pricing service.

Where the price from another pricing service is not available, the prices are then examined using valuation techniques such as market approach based valuation methods and income approach based valuation methods as appropriate. In such case, the price obtained from the third party pricing service is classified into the Level 3 category.

In some cases, Nipponkoa uses non-binding quotes obtained from brokers for the fair value measurement. Their quotes are prepared based on their pricing models and typical inputs to their pricing models include, but not limited to, reported trades, benchmark yields, issuer’s spreads, bids, offers, and/or estimated cashflow. Their quotes are also examined using valuation techniques described above and accordingly, those prices are classified into the Level 3 category.

As a result of examination processes above, there was no case that Nipponkoa adjusted the prices obtained from the third party pricing services.

Fair values of unlisted equity securities and certain funds, which are also classified into the Level 3 category, are determined based on valuation techniques. In using these techniques, Nipponkoa endeavors to refer to external data to the extent practicable, in addition to its own estimates and assumptions.

The following summary sets out the methods in determining fair values of the instruments:

Equity securities

(a) Listed equity securities

The fair values of listed equity securities are determined based on quoted market prices.

(b) Unlisted equity securities

The fair values of unlisted shares are determined using appropriate valuation techniques which, dependent on the nature of the investment, may include discounted cash flow analysis and enterprise value comparisons with similar quoted companies, and these values are adjusted to account for company specific issues and the lack of liquidity inherent in an unquoted investment. The valuations may include unobservable inputs such as expected future cash flows from operating activities and market multiples.

(c) Non-quoted investment funds

First the values of investments provided by fund managers, such as private equities and real estates held in non-quoted investment funds are adjusted by NIPPONKOA Group management using valuation techniques as appropriate. Then the fair values of the funds are determined based on the adjusted net asset value. The valuations for investment in hedge funds, real estate funds and private equity funds may include unobservable inputs such as expected future cash flows from operating activities and market multiples.

Debt securities

(a) Government bonds

The fair values of government bonds are determined based on the prices obtained from exchanges, securities dealers associations, brokers, and pricing services.

(b) Municipal bonds and Corporate bonds

The fair values of municipal bonds and corporate bonds are determined based on the prices obtained from securities dealers associations, brokers and pricing services. The prices from brokers and pricing services are first examined by NIPPONKOA Group management by obtaining the prices from another pricing service. Where the price from another pricing service is not available, the prices are then examined by using valuation techniques where some of the inputs such as credit spreads are unobservable.

(c) Mortgage backed securities (MBSs), Asset backed securities (ABSs) and Collateralized debt obligations (CDOs)

The fair values of MBSs, ABSs and CDOs are determined based on the prices obtained mainly from brokers and pricing services. The prices are examined by NIPPONKOA Group management by using valuation techniques where some of the inputs such as yield curves, credit spreads, prepayment rates, and correlations are unobservable.

Derivative financial instruments

(a) Exchange traded derivatives

The fair values of exchange traded derivatives are determined based on quoted market prices.

(b) OTC derivatives

The fair values of OTC derivatives are determined using valuation techniques and inputs are determined from observable market data wherever possible. If some inputs are not observable, the fair values of the OTC derivatives are determined based on the prices provided by third party brokers and pricing services.

Available for sale

At March 31, 2010, 2009 and 2008, the fair value of Nipponkoa’s debt securities available for sale was ¥1,144.0 billion, ¥1,259.5 billion and ¥1,439.3 billion, respectively, and the fair value of Nipponkoa’s equity securities available for sale was ¥739.0 billion, ¥655.2 billion and ¥995.1 billion, respectively. Changes in the fair value of Nipponkoa’s securities available for sale can have a significant impact on its results of operations, as Nipponkoa is required to recognize losses for declines in fair value below cost that it determines to be impaired. See “—IMPAIRMENTS ON FINANCIAL ASSETS” below.

For debt securities available for sale, Nipponkoa uses quoted market values to determine fair value. If quoted market values are not available, Nipponkoa instead uses quoted market values for similar securities. For equity securities available for sale, Nipponkoa primarily uses quoted market prices to determine fair value.

The following table shows the fair value of Nipponkoa’s securities available for sale, broken down by security rating at 31 March 2010:

	Fair value
	Debt securities	Equity securities(1)	Total	Total % of Total Securities Available for Sale
	(Yen in millions, except percentages)
Investment grade	1,138,849	565,919	1,704,768	90.5%
Non-investment grade	5,133	19,029	24,162	1.3%
Not rated	50	154,081	154,131	8.2%

Total	1,144,032	739,029	1,883,061	100.0%

(1)	Nipponkoa classifies equity securities based upon the issuer’s long-term bond rating.

The following table shows the fair value of Nipponkoa’s securities available for sale, broken down by security rating at 31 March 2009:

	Fair value
	Debt securities	Equity securities(1)	Total	Total % of Total Securities Available for Sale
	(Yen in millions, except percentages)
Investment grade	1,256,090	481,505	1,737,595	90.8%
Non-investment grade	3,413	16,386	19,799	1.0%
Not rated	—	157,317	157,317	8.2%

Total	1,259,503	655,208	1,914,711	100.0%

(1)	Nipponkoa classifies equity securities based upon the issuer’s long-term bond rating.

The following table shows the fair value of Nipponkoa’s securities available for sale, broken down by security rating, as of March 31, 2008:

	Fair value
	Debt securities	Equity securities(1)	Total	Total % of Total Securities Available for Sale
	(Yen in millions, except percentages)
Investment grade	1,438,629	757,105	2,195,734	90.2%
Non-investment grade	677	25,202	25,879	1.1%
Not rated	—	212,797	212,797	8.7%

Total	1,439,306	995,104	2,434,410	100.0%

(1)	Nipponkoa classifies equity securities based upon the issuer’s long-term bond rating.

The following table shows gross unrealized losses on Nipponkoa’s securities available for sale, broken down by security rating, as of March 31, 2010:

	Gross unrealized losses
	Debt securities	Equity securities(1)	Total	Total % of Total Securities Available for Sale
	(Yen in millions, except percentages)
Investment grade	3,586	1,087	4,673	74.7%
Non-investment grade	341	28	369	5.9%
Not rated	—	1,217	1,217	19.4%

Total	3,927	2,332	6,259	100.0%

(1)	Nipponkoa classifies equity securities based upon the issuer’s long-term bond rating.

The following table shows gross unrealized losses on Nipponkoa’s securities available for sale, broken down by security rating, as of March 31, 2009:

	Gross unrealized losses
	Debt securities	Equity securities(1)	Total	Total % of Total Securities Available for Sale
	(Yen in millions, except percentages)
Investment grade	6,239	4,240	10,479	69.5%
Non-investment grade	977	29	1,006	6.7%
Not rated	—	3,596	3,596	23.8%

Total	7,216	7,865	15,081	100.0%

(1)	Nipponkoa classifies equity securities based upon the issuer’s long-term bond rating.

The following table shows gross unrealized losses on Nipponkoa’s securities available for sale, broken down by security rating, as of March 31, 2008:

	Gross unrealized losses
	Debt securities	Equity securities(1)	Total	Total % of Total Securities Available for Sale
	(Yen in millions, except percentages)
Investment grade	3,388	1,459	4,847	59.3%
Non-investment grade	23	64	87	1.1%
Not rated	—	3,237	3,237	39.6%

Total	3,411	4,760	8,171	100.0%

(1)	Nipponkoa classifies equity securities based upon the issuer’s long-term bond rating.

The following table shows gross unrealized gains on Nipponkoa’s securities available for sale, broken down by security rating, as of March 31, 2010:

	Gross unrealized gains
	Debt securities	Equity securities(1)	Total	Total % of Total Securities Available for Sale
	(Yen in millions, except percentages)
Investment grade	25,894	264,069	289,963	78.6%
Non-investment grade	—	7,820	7,820	2.1%
Not rated	7	70,903	70,910	19.2%

Total	25,901	342,792	368,693	100.0%

(1)	Nipponkoa classifies equity securities based upon the issuer’s long-term bond rating.

The following table shows gross unrealized gains on Nipponkoa’s securities available for sale, broken down by security rating, as of March 31, 2009:

	Gross unrealized gains
	Debt securities	Equity securities(1)	Total	Total % of Total Securities Available for Sale
	(Yen in millions, except percentages)
Investment grade	27,460	165,913	193,373	72.5%
Non-investment grade	—	6,132	6,132	2.3%
Not rated	—	67,057	67,057	25.2%

Total	27,460	239,102	266,562	100.0%

(1)	Nipponkoa classifies equity securities based upon the issuer’s long-term bond rating.

The following table shows gross unrealized gains on Nipponkoa’s securities available for sale, broken down by security rating, as of March 31, 2008:

	Gross unrealized gains
	Debt securities	Equity securities(1)	Total	Total % of Total Securities Available for Sale
	(Yen in millions, except percentages)
Investment grade	25,153	393,274	418,427	80.0%
Non-investment grade	—	11,050	11,050	2.1%
Not rated	—	93,952	93,952	17.9%

Total	25,153	498,276	523,429	100.0%

(1)	Nipponkoa classifies equity securities based upon the issuer’s long-term bond rating.

The following table shows the amounts and the periods of time for which securities available for sale have been in an unrealized loss position as of March 31, 2010:

	Gross Unrealized Losses
	Debt securities	Equity securities	Total
	(Yen in millions)
Less than one year	608	2,332	2,940
Over one year	3,319	—	3,319

Total	3,927	2,332	6,259

The following table shows the amounts and the periods of time for which securities available for sale have been in an unrealized loss position as of March 31, 2009:

	Gross Unrealized Losses
	Debt securities	Equity securities	Total
	(Yen in millions)
Less than one year	2,133	7,105	9,238
Over one year	5,083	760	5,843

Total	7,216	7,865	15,081

The following table shows the amounts and the periods of time for which securities available for sale have been in an unrealized loss position as of March 31, 2008:

	Gross Unrealized Losses
	Debt securities	Equity securities	Total
	(Yen in millions)
Less than one year	743	4,316	5,059
Over one year	2,668	444	3,112

Total	3,411	4,760	8,171

The following table shows gross unrealized losses on and the fair value of debt securities available for sale that were in an unrealized loss position as of March 31, 2010, by contractual maturities at that date:

	Gross Unrealized Losses	Fair Value
	(Yen in millions)
Due in one year or less	204	14,821
Due after one year through five years	805	44,405
Due after five years through ten years	1,562	98,545
Due after ten years	1,356	45,357

Subtotal	3,927	203,128
Securities held by overseas subsidiaries	—	—

Total	3,927	203,128

The following table shows gross unrealized losses on and the fair value of debt securities available for sale that were in an unrealized loss position as of March 31, 2009, by contractual maturities at that date:

	Gross Unrealized Losses	Fair Value
	(Yen in millions)
Due in one year or less	682	52,220
Due after one year through five years	2,936	101,006
Due after five years through ten years	3,086	98,626
Due after ten years	512	29,051

Subtotal	7,216	280,903
Securities held by overseas subsidiaries	—	—

Total	7,216	280,903

The following table shows gross unrealized losses on and the fair value of debt securities available for sale that were in an unrealized loss position as of March 31, 2008, by contractual maturities at that date:

	Gross Unrealized Losses	Fair Value
	(Yen in millions)
Due in one year or less	229	142,389
Due after one year through five years	2,059	181,422
Due after five years through ten years	897	53,068
Due after ten years	226	19,221

Subtotal	3,411	396,100
Securities held by overseas subsidiaries	—	—

Total	3,411	396,100

IMPAIRMENTS ON FINANCIAL ASSETS

The analysis of the impairment amount for the year ended March 31, 2010 is as follows:

Assets	2010 impairment losses
(Yen in millions)
Equity securities:
Listed equity securities	2,404
Unlisted equity securities	3,499
Non-quoted investment funds	5,147

11,050

Debt securities	(1,466)

The factors considered for the recognition of impairment losses on equity and debt securities are discussed below:

Impairment of available-for-sale equity securities

Nipponkoa assesses at each balance sheet date whether there is objective evidence that an available-for-sale equity security is impaired, including a significant or prolonged decline in the fair value below its cost and other qualitative impairment criteria.

If an available-for-sale equity security is impaired, any further declines in fair value at subsequent balance sheet dates are recognized as impairments. At each balance sheet date, for an equity security that is determined to be impaired, an impairment is recognized for the difference between the fair value and the original cost basis, less any previously recognized impairments.

For the available-for-sale equity instrument, when impairment is recognized and the fair value subsequently increases, the increase in value is recognized in equity (and not as a reversal of the impairment loss through the income statement).

Impairment of debt securities

A held-to-maturity or available-for-sale debt security is impaired if there is objective evidence that a loss event has occurred and the expected cash flows impaired (i.e., all amounts due according to the contractual terms of the security are not considered collectible). Typically this is due to deterioration in the creditworthiness of the issuer. A decline in fair value below amortized cost due to changes in risk free interest rates does not by itself represent objective evidence of a loss event. In a subsequent period, if the fair value of a held-to-maturity or available-for-sale debt security increases and the increase can be objectively related to an event occurring after recognition of an impairment loss, such as an improvement in the debtor’s credit rating, the impairment is reversed through the income statement.

The following table presents the amount of gross unrealized losses at March 31, 2010

	Gross unrealized losses
	Debt Securities	Equity Securities	Total
	(Yen in millions)
Less than one year	608	2,332	2,940
Over one year	3,319	—	3,319

Total	3,927	2,332	6,259

Nipponkoa has maintained its investment portfolio in accordance with the risk management policy that ensures diversification across industry sectors, high credit quality and appropriate investment limits. After application of Nipponkoa impairment policy, the average percentage of unrealized losses to the carrying value was 0.3% for debt securities and 0.3% for equity securities, respectively.

There were no securities with unrealized losses where objective evidence exists that those positions are impaired under our impairment policy. However, if the declines below acquisition costs become more significant or prolonged, and/or if a credit event occurs, those securities may be impaired in the future. None of the equity instruments with unrealized losses exceed 20% decrease below the acquisition costs.

There were no major individual securities with a decline in fair value over cost over ¥1 billion as of March 31, 2010.

Concentration risk—debt securities

The following table presents industrial portfolio of debt securities.

	Domestic exposures	Foreign exposures	Total
	(Yen in millions)
As of March 31, 2010
Sovereign	722,572	224,206	946,778
Local government	187,102	15,362	202,464
Corporate
Electric Power & Gas	66,227	—	66,227
Financials	34,189	34,326	68,515
Electric Appliances	24,617	3,006	27,623
Land Transportation	24,318	—	24,318
Information & Communication	15,649	—	15,649
Transportation Equipments	11,687	—	11,687
Wholesale and retail trade	11,329	—	11,329
Chemicals	10,501	—	10,501
Others	38,582	7,283	45,865
Others	23,513	1,970	25,483

Total	1,170,286	286,153	1,456,439

Concentration risk—equity securities

The following table presents industrial portfolio of equity securities.

Property and casualty insurance Market risk concentrations—composition by industry	(Yen in millions)
As of March 31, 2010
Financials	228,661
Chemicals	112,612
Wholesale & Retail	71,432
Electric Appliances	67,819
Transportation Equipments	54,603
Land Transportation	48,588
Foods	40,040
Machinery	36,641
Iron & Steel	10,102
Services	9,858

Property and casualty insurance Market risk concentrations—composition by industry	(Yen in millions)
Marine Transportation	9,210
Electric Power & Gas	8,783
Construction	8,449
Real Estate	8,286
Other Products	6,322
Oil & Coal Products	6,216
Pulp & Paper	5,459
Textiles & Apparels	3,156
Warehousing & Harbor Transportation Services	3,043
Mining	2,088
Metal Products	2,000
Information & Communication	1,825
Precision Instruments	1,779
Alternative investments	73,737
Others	39,270

Total	859,979

Life insurance Market risk concentrations—composition by industry	(Yen in millions)
As of March 31, 2010
Transportation Equipments	4,806
Precision Instruments	2,055
Electric Appliances	31

Total	6,892

Impairment of loans and receivables

Nipponkoa reviews its individually significant loans and receivables at each balance sheet date to assess whether an impairment loss should be recorded in the income statement. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, Nipponkoa makes judgments about the borrower’s financial situation and the net realizable value of collateral. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance. Loans and receivables that have been assessed individually and found not to be impaired and all individually insignificant loans and receivables are then assessed collectively, in groups of assets with similar risk characteristics, to determine whether provision should be made due to incurred loss events for which there is objective evidence but whose effects are not yet evident. The collective assessment takes account of data from the loan portfolio (such as credit quality and levels of arrears), concentrations of risks and economic data (including levels of unemployment, real estate prices indices, country risk and the performance of different individual groups).

If there is objective evidence that an impairment loss has been incurred, the loss amount is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the asset’s original effective interest rate. The carrying amount is reduced through an allowance account and the loss amount recognized in the income statement. For loans with a variable interest rate, the discount rate for measuring any impairment loss is the current contractual effective interest rate. For practical expedience, the Nipponkoa may measure impairment on the basis of an instrument’s fair value using estimated future cash flows of collateralized financial assets. For loans and receivables, including insurance receivables, that cannot be repaid, the uncollectable portion amount is written off against any existing specific loan loss allowance, or directly recognized as expense in the income statement.

For subsequent periods, if the reversal of an impairment loss can be objectively connected to an event occurring after the impairment was recognized (such as improved credit rating), the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the impairment loss decreases is recognized in the income statement.

FAIR VALUE OF INVESTMENT PROPERTY

The fair value of investment property is based on current prices in an active market for properties of a similar nature, condition or location and—suitably adjusted. Recent prices for similar properties on less active markets, with suitable adjustments for differences, are also used for the estimation of the fair values. Furthermore, investment property is valued using discounted cash flow projections if reliable estimates and reasonable assumptions can be made, based on external evidence. Future expenditure that will improve the property is not included in the fair value. The risk-adjusted discount rates used in the cash flow projections reflect the specific nature and location of the individual properties. The cash flows used in the projections are based on actual rental income on a sustainable basis. Cost is reflected in the cash flows based on experience and budgets approved by management. The cash flows include inflation. Valuations for individual real estate assets are performed every year.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Recoverability of non-financial assets, which include property and equipment and intangible assets, is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters.

IFRS requires management to undertake an annual test for impairment of indefinite lived assets and, for finite lived assets, to test for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Nipponkoa currently undertakes an annual impairment test covering indefinite lived assets and also reviews finite lived assets and investments in associated undertakings at least annually to consider whether a full impairment review is required.

RECOGNITION OF DEFERRED TAX ASSETS

Deferred tax assets are established for the tax benefit related to deductible temporary differences and carry forwards of unused tax losses when in the judgment of management it is probable that Nipponkoa will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews Nipponkoa’s deferred tax positions periodically to determine if it is probable that the assets will be realized.

Periodic reviews include, among other things, the nature and amount of the taxable income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

VALUATION OF DEFINED BENEFIT PLAN

A liability recognized in the balance sheet in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability.

Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit obligations and the level of pension expenses recognized in the future may be affected.

A.    Operating Results.

The following table provides Nipponkoa’s selected consolidated statements of operations information for the years ended March 31, 2010, 2009 and 2008:

	For the years ended March 31,
	2010	2009	2008
	(Yen in millions)
Insurance premium revenue	909,363	942,352	985,071
Insurance premium ceded to reinsurers	(103,206)	(118,717)	(128,365)

Net insurance premium revenue	806,157	823,635	856,706
Fee income	7,380	8,558	6,978
Investment income	51,263	55,108	59,174
Net realized gains/(losses) on financial assets	6,975	(36,109)	7,212
Net fair value gains/(losses) on financial assets at fair value through income	2,143	(12,517)	(810)
Other operating income	10,857	1,204	1,451

Total income	884,775	839,879	930,711
Claims and insurance benefits (gross)	673,132	712,093	727,726
Claims and insurance benefits (ceded)	(99,197)	(95,949)	(75,764)
Claims and insurance benefits (net)	573,935	616,144	651,962
Change in reserves for insurance and investment contracts (net)	(42,979)	(71,203)	(52,328)

Net insurance benefits and claims	530,956	544,941	599,634
Commissions and brokerage expenses	121,264	124,742	129,417
Operating and administrative expenses	138,935	135,452	145,154
Loss adjustment expenses	35,420	34,689	37,144
Other operating expenses	20,557	39,831	15,125

Total Expenses	847,132	879,655	926,474
Operating results	37,643	(39,776)	4,237
Finance costs	(109)	(264)	(193)
Share of profit/(loss) of associates	256	(259)	148

Profit/(loss) before income taxes	37,790	(40,299)	4,192
Income tax credit	(12,231)	16,572	305

Net profit/ (loss)	25,559	(23,727)	4,497

Year Ended March 31, 2010 Compared with Year Ended March 31, 2009

Net Insurance Premium Revenue. Insurance premium revenue decreased from ¥942.4 billion for the year ended March 31, 2009 to ¥909.4 billion for the year ended March 31, 2010. Insurance premium ceded to reinsurers decreased from ¥118.7 billion for the fiscal year ended March 31, 2009 to ¥103.2 billion for the fiscal year ended March 31, 2010. As a result, net insurance premium revenue decreased 2.1% to ¥806.2 billion for the fiscal year ended March 31, 2010 from ¥823.6 billion for the fiscal year ended March 31, 2009.

Principal non-life insurance lines fared as follows:

•

Fire and Allied Lines Insurance. Gross premiums written for fire and allied lines insurance increased 0.2% from ¥125.9 billion in the year ended March 31, 2009 to ¥126.2 billion in the year ended March 31, 2010 in part due to an increase in long-term contracts even though corporate capital investments are suppressed. The net loss ratio decreased from 40.2% in the year ended March 31, 2009 to 38.6% in the year ended March 31, 2010.

•

Marine Insurance. Gross premiums written for marine insurance decreased 24.2% from ¥23.2 billion in the year ended March 31, 2009 to ¥17.6 billion in the year ended March 31, 2010, due mainly to the impact of reduced sales of marine cargo insurance caused by decreasing volume of trade under worldwide recessions. The net loss ratio increased from 42.2% in the year ended March 31, 2009 to 45.8% in the year ended March 31, 2010.

•

Personal Accident Insurance. Gross premiums written for personal accident insurance decreased 4.4% from ¥54.0 billion in the year ended March 31, 2009 to ¥51.6 billion in the year ended March 31, 2010, due to lower sales of insurance for individuals caused by recession. The net loss ratio decreased from 61.7% in the year ended March 31, 2009 to 55.6% in the year ended March 31, 2010.

•

Voluntary Automobile Insurance. Gross premiums written for voluntary automobile insurance decreased 1.5% from ¥336.6 billion in the year ended March 31, 2009 to ¥331.5 billion in the year ended March 31, 2010, due to declines in unit price of insurance caused by increasing smaller-sized vehicle. The net loss ratio decreased from 61.7% in the year ended March 31, 2009 to 61.5% in the year ended March 31, 2010.

•

Compulsory Automobile Liability Insurance. Gross premiums written for compulsory automobile liability insurance decreased 7.7% from ¥137.5 billion in the year ended March 31, 2009 to ¥126.9 billion in the year ended March 31, 2010, due to the impact of the revision of premium rates in April 2008. The net loss ratio increased from 68.9% in the year ended March 31, 2009 to 70.3% in the year ended March 31, 2010.

•

Other Insurances. Gross premiums written for other insurances decreased 3.5% from ¥90.4 billion in the year ended March 31, 2009 to ¥87.2 billion in the year ended March 31, 2010 due mainly to lost sales of inland marine insurance and movable comprehensive insurance. The net loss ratio increased from 55.1% in the year ended March 31, 2009 to 59.0 % in the year ended March 31, 2010.

Fee Income. Fee income decreased 13.8% to ¥7.4 billion for the fiscal year ended March 31, 2010 from ¥8.6 billion for the fiscal year ended March 31, 2009 due mainly to the decrease of reinsurance commission-ceded.

Investment Income. Investment income decreased 7.0% to ¥51.3 billion for the fiscal year ended March 31, 2010 from ¥55.1 billion for the fiscal year ended March 31, 2009, in part due to decline in dividend income and interest income on equity securities available for sale.

Net Realized Gains/(Losses) on Financial Assets. Nipponkoa recorded net realized gain in the amount of ¥7.0 billion for the fiscal year ended March 31, 2010, compared to the recorded loss of ¥36.1 billion for the fiscal year ended March 31, 2009.

Net Fair Value Gains/(Losses) on Assets at Fair Value through Income. Net fair value gain on financial assets at fair value through income amounted to ¥2.1 billion for the fiscal year ended March 31, 2010, compared to the loss of ¥12.5 billion for the fiscal year ended March 31, 2009.

Other Operating Income. Other operating income increased 801.4% to ¥10.9 billion for the fiscal year ended March 31, 2010 from ¥1.2 billion for the fiscal year ended March 31, 2009.

Total Income. Total income increased 5.3% to ¥884.8 billion for the fiscal year ended March 31, 2010 from ¥839.9 billion for the fiscal year ended March 31, 2009.

Claims and Insurance Benefits. Claims and insurance benefits (gross) were ¥712.1 billion for the fiscal year ended March 31, 2009 and ¥673.1 billion for the fiscal year ended March 31, 2010. Claims and insurance benefits (ceded) were ¥95.9 billion for the fiscal year ended March 31, 2009 and ¥99.2 billion for the fiscal year ended March 31, 2010. As a result, claims and insurance benefits (net) decreased 6.9% to ¥573.9 billion for the fiscal year ended March 31, 2010 from ¥616.1 billion for the fiscal year ended March 31, 2009.

Change in Reserves for Insurance and Investment Contracts. Change in reserves for insurance and investment contracts decreased 39.6% to ¥43.0 billion for the fiscal year ended March 31, 2010 from ¥71.2 billion for the fiscal year ended March 31, 2009, reflecting a reduction of reversal of refund reserves by decrease of repayments to policyholders.

Net Insurance Benefits and Claims. Net insurance benefits and claims decreased 2.6% to ¥531.0 billion for the fiscal year ended March 31, 2010 from ¥544.9 billion for the fiscal year ended March 31, 2009.

Commissions and Brokerage Expenses. Commissions and brokerage expenses decreased 2.8% to ¥121.3 billion for the fiscal year ended March 31, 2010 from ¥124.7 billion for the fiscal year ended March 31, 2009, reflecting decline in overall commission revenue in connection with reduction in net insurance premiums revenue.

Operating and Administrative Expenses. Operating and administrative expenses increased 2.6% to ¥138.9 billion for the fiscal year ended March 31, 2010 from ¥135.5 billion for the fiscal year ended March 31, 2009 due mainly to an increase in employee benefit expenses in connection with pension costs for defined benefit plans.

Loss Adjustment Expenses. Loss adjustment expenses increased 2.1% to ¥35.4 billion for the fiscal year ended March 31, 2010 from ¥34.7 billion for the fiscal year ended March 31, 2009.

Other Operating Expenses. Other operating expenses decreased 48.4% to ¥20.6 billion for the fiscal year ended March 31, 2010 from ¥39.8 billion for the fiscal year ended March 31, 2009, due mainly to a recognition of net foreign exchange income, instead of net foreign exchange loss that was recognized in the year ended March 31, 2009.

Total Expenses. As a result of the foregoing, expenses decreased 3.7% to ¥847.1 billion for the fiscal year ended March 31, 2010 from ¥879.7 billion for the fiscal year ended March 31, 2009.

Profit/(Loss) Before Income Taxes. Nipponkoa recorded profit before income taxes of ¥37.8 billion for the fiscal year ended March 31, 2010, compared to the loss before income taxes of ¥40.3 billion for the fiscal year ended March 31, 2009.

Income Tax Credit. Income tax credit amounted to negative ¥12.2billion for the fiscal year ended March 31, 2010 from ¥16.6 billion for the fiscal year ended March 31, 2009. The effective tax rate changed from 41.1% for the fiscal year ended March 31, 2009 to 32.4% for the year ended March 31, 2010. This is because there was a significant change in profit/(loss) before income taxes, which changed from ¥40.3 billion of loss for the year ended March 31, 2009 to ¥37.8 billion of income for the fiscal year ended March 31, 2010. There were no major fluctuations by amount in each of the reconciling items for the difference between the statutory tax rate and the effective tax rates.

Net Profit/(Loss). Nipponkoa recorded net profit of ¥25.6 billion for the fiscal year ended March 31, 2010, compared to the net loss of ¥23.7 billion for the fiscal year ended March 31, 2009.

Year Ended March 31, 2009 Compared with Year Ended March 31, 2008

Net Insurance Premium Revenue. Insurance premium revenue decreased from 985.1 billion for the year ended March 31, 2008 to 942.4 billion for the year ended March 31, 2009. Insurance premium ceded to reinsurers decreased from 128.4 billion for the fiscal year ended March 31, 2008 to 118.7 billion for the fiscal year ended March 31, 2009. As a result, net insurance premium revenue decreased 3.9% to 823.6 billion for the fiscal year ended March 31, 2009 from 856.7 billion for the fiscal year ended March 31, 2008.

Principal non-life insurance lines fared as follows:

•

Fire and Allied Lines Insurance. Gross premiums written for fire and allied lines insurance increased 1.1% from 124.5 billion in the year ended March 31, 2008 to 125.9 billion in the year ended March 31, 2009 due to a steady demand for policies under this line of insurance. The net loss ratio increased from 29.7% in the year ended March 31, 2008 to 40.2% in the year ended March 31, 2009.

•

Marine Insurance. Gross premiums written for marine insurance decreased 10.9% from 26.0 billion in the year ended March 31, 2008 to 23.2 billion in the year ended March 31, 2009, due to a decline in shipping volumes and appreciation in yen. The net loss ratio decreased from 46.2% in the year ended March 31, 2008 to 42.2% in the year ended March 31, 2009.

•

Personal Accident Insurance. Gross premiums written for personal accident insurance decreased 5.2% from 56.9 billion in the year ended March 31, 2008 to 54.0 billion in the year ended March 31, 2009, due to termination of new sales of third sector policies to individuals and sluggish demand for savings-type policies which offer low guaranteed yields in the recent interest rate environment. The net loss ratio decreased from 64.4% in the year ended March 31, 2008 to 61.7% in the year ended March 31, 2009.

•

Voluntary Automobile Insurance. Gross premiums written for voluntary automobile insurance decreased 1.4% from 341.5 billion in the year ended March 31, 2008 to 336.6 billion in the year ended March 31, 2009, due to impact of good-driver discounts, a shift toward smaller vehicles, and steep decline in new automobile sales in under harsh economic conditions. The net loss ratio decreased from 66.3% in the year ended March 31, 2008 to 61.7% in the year ended March 31, 2009.

•

Compulsory Automobile Liability Insurance. Gross premiums written for compulsory automobile liability insurance decreased 23.2% from 179.0 billion in the year ended March 31, 2008 to 137.5 billion in the year ended March 31, 2009, due to downward adjustment of premium rates. The net loss ratio decreased from 70.1% in the year ended March 31, 2008 to 68.9% in the year ended March 31, 2009.

•

Other Insurances. Gross premiums written for other insurances decreased 1.7% from 92.0 billion in the year ended March 31, 2008 to 90.4 billion in the year ended March 31, 2009. The net loss ratio decreased from 75.9% in the year ended March 31, 2008 to 55.1 % in the year ended March 31, 2009.

Fee Income. Fee income increased 22.6% to 8.6 billion for the fiscal year ended March 31, 2009 from 7.0 billion for the fiscal year ended March 31, 2008.

Investment Income. Investment income decreased 6.9% to 55.1 billion for the fiscal year ended March 31, 2009 from 59.2 billion for the fiscal year ended March 31, 2008, due to a decrease in interest and dividend income from ownership of foreign securities.

Net Realized Losses on Financial Assets. Nipponkoa recorded net realized loss in the amount of 36.1 billion for the fiscal year ended March 31, 2009, compared to the recorded gain of 7.2 billion for the fiscal year ended March 31, 2008.

Net Fair Value Gains on Financial Assets at Fair Value through Income. Net fair value loss on financial assets at fair value through income increased 1,444.9% to 12.5 billion for the fiscal year ended March 31, 2009 from 0.8 billion for the fiscal year ended March 31, 2008.

Other Operating Income. Other operating income decreased 16.9% to 1.2 billion for the fiscal year ended March 31, 2009 from 1.4 billion for the fiscal year ended March 31, 2008.

Total Income. Total income decreased 9.8% to 839.9 billion for the fiscal year ended March 31, 2009 from 930.7 billion for the fiscal year ended March 31, 2008.

Claims and Insurance Benefits. Claims and insurance benefits (gross) were 727.7 billion for the fiscal year ended March 31, 2008 and 712.1 billion for the fiscal year ended March 31, 2009. Claims and insurance benefits (ceded) were 75.8 billion for the fiscal year ended March 31, 2008 and 95.9 billion for the fiscal year ended March 31, 2009. As a result, claims and insurance benefits (net) decreased 5.5% to 616.1 billion for the fiscal year ended March 31, 2009 from 652.0 billion for the fiscal year ended March 31, 2008.

Change in Reserves for Insurance and Investment Contracts. Change in reserves for insurance and investment contracts increased 36.1% to 71.2 billion for the fiscal year ended March 31, 2009 from 52.3 billion for the fiscal year ended March 31, 2008, reflecting an increase of reversal of reserves by decrease of deposit premium income, which was caused by down turn sales of savings-type policies.

Net Insurance Benefits and Claims. Net insurance benefits and claims decreased 9.1% to 544.9 billion for the fiscal year ended March 31, 2009 from 599.6 billion for the fiscal year ended March 31, 2008.

Commissions and Brokerage Expenses. Commissions and brokerage expenses decreased 3.6% to 124.7 billion for the fiscal year ended March 31, 2009 from 129.4 billion for the fiscal year ended March 31, 2008, reflecting decline in overall commission revenue as well as a change in agency commission structure.

Operating and Administrative Expenses. Operating and administrative expenses decreased 6.7% to 135.5 billion for the fiscal year ended March 31, 2009 from 145.2 billion for the fiscal year ended March 31, 2008, due to reduction in labor cost as Nipponkoa shifted its pension plan to a defined contribution pension plan.

Loss Adjustment Expenses. Loss adjustment expenses decreased 6.6% to 34.7 billion for the fiscal year ended March 31, 2009 from 37.1 billion for the fiscal year ended March 31, 2008.

Other Operating Expenses. Other operating expenses increased 163.3% to 39.8 billion for the fiscal year ended March 31, 2009 from 15.1 billion for the fiscal year ended March 31, 2008, due to the losses incurred in connection with foreign exchange rate fluctuations.

Total Expenses. As a result of the foregoing, expenses decreased 5.1% to 879.7 billion for the fiscal year ended March 31, 2009 from 926.5 billion for the fiscal year ended March 31, 2008.

Loss Before Income Taxes. Nipponkoa recorded loss before income taxes of 40.3 billion for the fiscal year ended March 31, 2009, compared to the gain before income taxes of 4.2 billion for the fiscal year ended March 31, 2008.

Income Tax Credit. Income tax credit expense increased 5,332.2% to 16.6 billion for the fiscal year ended March 31, 2009 from 0.3 billion for the fiscal year ended March 31, 2008. The effective tax rate changed from -7.3% for the fiscal year ended March 31, 2008 to 41.1% for the year ended March 31, 2009. This is because there was a significant change in income/(loss) before income taxes, which changed from ¥4,192 million of income for the fiscal year ended March 31, 2008 to ¥40,299 million of loss for the year ended March 31, 2009. There were no major fluctuations by amount in each of the reconciling items for the difference between the statutory tax rate and the effective tax rates.

Net Loss. Nipponkoa recorded net income loss of 23.7 billion for the fiscal year ended March 31, 2009, compared to the net income of 4.5 billion for the fiscal year ended March 31, 2008.

Business Segment Analysis

IFRS 8, requires operating segments to be determined based on Nipponkoa’s internal reporting to the Chief Operating Decision Maker (“CODM”) which is used to allocate resources to the segments and to assess performance. The board of directors is determined to be the CODM of Nipponkoa.

Nipponkoa has determined the operating segments based on the reports reviewed by the board of directors in making their strategic decisions. All operating segments used by management meet the definition of a reportable segment under IFRS 8.

Nipponkoa has two operating segments. These segments distribute their products through various forms of agencies, and direct marketing programs. Management identifies its reportable operating segments by product line consistent with the reports used by the board of directors. These segments and their respective operations are as follows:

•

Property and Casualty: the protection of customers’ assets (particularly their properties, both for personal and commercial business) or indemnification of other parties that have suffered damages as a result of customer accidents. Most of contracts in this segment are over a short contractual term. Profit in this segment is derived primarily from insurance premiums, claim payments, investment income, net realized gains or losses on financial assets, and net fair value gains or losses on financial assets at fair value through income.

•

Life: the protection of Nipponkoa’s customers against the risk of premature death, disability, critical illness and other accidents. All contracts in this segment offer fixed and guaranteed benefits over the contractual term. Profit from this segment is derived primarily from insurance premium, benefit expenses, investment income, net realized gains or losses on financial assets and net fair value gains or losses on financial assets at fair value through income. This segment also provides saving products domestically for customers’ long- and short-term investment needs.

The management measures the performance of each of the operating segments primarily in terms of profit which consist of “insurance residual profit” change in reserve for insurance and investment contracts (net), net investment income/(loss), and other income/(loss), in accordance with internal managerial accounting rules and Japanese practices. Insurance residual profit is used as a measure of the profitability of insurance operations in Japan, and is defined as net insurance premium revenue less insurance benefit and general and administrative expenses.

Any transactions between the business segments are based on normal commercial terms and market conditions. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with the consolidated financial statements prepared on the basis of IFRS. Therefore, it is required to reconcile the financial information regularly reviewed by the Board of Directors to the results as prepared under IFRS included in these financial statements.

The segment information provided to the Board of Directors for the reportable segments for the year ended March 31, 2010, 2009 and 2008 is as follows:

Yen in millions, for the year ended March 31, 2010	Property/ Casualty		Life	Eliminations	Total
Total revenue	684,077	(* 1)	67,491	(23)	751,545

Claims and insurance benefits(net)	(697,341	)(* 2)	(19,219)	280	(716,280)
Operating expenses	(129,851)		(12,012)	736	(141,127)

Insurance residual profit	(143,115)		36,260	993	(105,862)

Change in reserves for insurance and investment contracts(net)	118,436		(44,117)	—	74,319

Underwriting profit	(24,679)		(7,857)	993	(31,543)

Investment income/(loss)	53,629		8,913	98	62,640
Other income/(loss)	565		(63)	(713)	(211)

Reportable segment profit/(loss)	29,515		993	378	30,886

Total assets	2,629,396		468,988	(46,478)	3,051,906

Yen in millions, for the year ended March 31, 2009	Property/ Casualty		Life	Eliminations	Total
Total revenue	706,352	(*1)	65,260	(23)	771,589

Claims and insurance benefits(net)	(731,400	)(*2)	(18,579)	299	(749,680)
Operating expenses	(129,658)		(11,898)	729	(140,827)

Insurance residual profit	(154,706)		34,783	1,005	(118,918)

Change in reserves for insurance and investment contracts(net)	127,731		(44,911)	—	82,820

Underwriting profit	(26,975)		(10,128)	1,005	(36,098)

Investment income/(loss)	20,410		9,439	2,525	32,374
Other income/(loss)	1,391		(127)	(583)	681

Reportable segment profit/(loss)	(5,174)		(816)	2,947	(3,043)

Total assets	2,704,169		429,022	(43,667)	3,089,524

Yen in millions, for the year ended March 31, 2008	Property/ Casualty		Life	Eliminations	Total
Total revenue	765,406	(*1)	65,081	(42)	830,445

Claims and insurance benefits(net)	(758,821	)(*2)	(17,989)	333	(776,477)
Operating expenses	(135,365)		(10,391)	694	(145,062)

Insurance residual profit	(128,780)		36,701	985	(91,094)

Change in reserves for insurance and investment contracts(net)	78,398		(44,346)	—	34,052

Underwriting profit	(50,382)		(7,645)	985	(57,042)

Investment income/(loss)	63,734		7,899	2,844	74,477
Other income/(loss)	932		(127)	(499)	306

Reportable segment profit/(loss)	14,284		127	3,330	17,741

Total assets	3,015,027		355,015	(46,852)	3,323,190

(*1)	The following table shows the details of “Total revenue” of property and casualty insurance:

	(Yen in millions)
	2010	2009	2008
Net premium written	645,021	663,888	698,685
Premium for the refund reserve	38,562	42,425	66,689
Other	494	39	32

Total	684,077	706,352	765,406

(*2)	The following table shows the details of “Claims and insurance benefits (net)” of property and casualty insurance:

	(Yen in millions)
	2010	2009	2008
Paid loss	410,141	406,234	419,969
Loss adjustment expenses	36,355	36,107	37,119
Commissions and brokerage expenses	107,783	110,917	117,514
Payment of refund reserve	142,510	176,779	182,773
Other	552	1,363	1,446

Total	697,341	731,400	758,821

Liabilities for Losses and Claims

For a summary reconciliation of the beginning and ending liabilities for Nipponkoa’s losses and claims, see Note 20 to Nipponkoa’s consolidated financial statements included elsewhere in this annual report.

Credit Losses and Non-Performing Loans

As of March 31, 2010, on a Japanese GAAP basis, the amount of the non-performing loans, defined as loans on which payment of principal or interest or both of the foregoing is not being duly made to Nipponkoa, is 1.8 billion yen and constitutes no more than 0.8% of the total outstanding loans, and therefore immaterial to Nipponkoa.

Solvency Margin Ratio

As an insurance company, Nipponkoa needs to maintain reserves for paying claims when insured events occur and for the payout of funds at maturity for savings-type insurance policies. It is also necessary for Nipponkoa to maintain sufficient capital to cover payments in the event of either a major disaster or an unexpected event, such as a major decline in the fair value of assets owned by Nipponkoa.

Nipponkoa’s objectives when managing capital are: to comply with the insurance capital requirement that the regulators of the insurance markets where Nipponkoa operates require; and to safeguard Nipponkoa’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

Each company in Nipponkoa manages its own capital required to meet local regulatory requirements, subject to approval of the Board of Directors of Nipponkoa. All companies that are subject to local insurance capital requirements in the countries in which they operate were in compliance with the local minimum requirements as of the most recent fiscal year end for each company, respectively.

NIPPONKOA Insurance Co., Ltd., NIPPONKOA Life Insurance Co., Ltd., and Sonpo 24 Insurance Co., Ltd. are all subject to insurance business regulations imposed by Insurance Business Law in Japan and subject to monitoring by the FSA. Among these subsidiaries, NIPPONKOA Insurance Co., Ltd. and NIPPONKOA Life Insurance Co., Ltd. together represent approximately over 95% of Nipponkoa’s total equity as of March 31, 2010. The Insurance Business Law and the FSA use a solvency margin ratio as one of the main indicators of an insurance company’s ability to pay claims in the event of risk exceeding normal expectations. The solvency margin ratio is the solvency margin as a percentage of total risk exceeding normal expectations. The method of calculation of the ratio is defined by insurance business regulations in Japan. The solvency margin mainly includes such portion of insurance liabilities that represents contingency reserves under Japan GAAP as well as capital and other shareholders’ equity under Japan GAAP. The risk calculation incorporates such risks as insurance risk, interest rate risk, investment risk, operational risk and catastrophic risk that may arise in situations exceeding normal expectations. These ratios are calculated on a stand-alone legal entity basis, including overseas branch operations.

In the event that the solvency margin ratio falls below a fixed level, the FSA may require the insurance company to submit a plan for management reform. According to the current regulations, a solvency margin ratio of 200% is the minimum to be maintained by insurance companies. Nipponkoa views the solvency margin ratio as one of the most important indicators and also works to reinforce its capital by making ongoing efforts.

The solvency margin ratios as of March 31, 2010 and 2009 as shown in the following table indicate that NIPPONKOA Insurance Co., Ltd. and NIPPONKOA Life Insurance Co., Ltd. had sufficient capital under insurance business regulations in Japan and are in stable financial position. For further discussion of solvency margin ratios, see Note 4.6 of Nipponkoa’s consolidated financial statements.

Solvency margin ratio

(NIPPONKOA Insurance Co, Ltd.)

	As of March 31,
	2010	2009
	(Yen in millions)
Solvency margin total amount	840,210	737,341
Risk amount	226,293	207,144
Solvency margin ratio	742.5%	711.9%

Solvency margin ratio

(NIPPONKOA Life Insurance Co, Ltd.)

	As of March 31,
	2010	2009
	(Yen in millions)
Solvency margin total amount	60,078	58,947
Risk amount	4,368	3,999
Solvency margin ratio	2,750.4%	2,947.5%

The solvency margin ratio for NIPPONKOA Insurance Co., Ltd. rose by 30.6% as of March 31, 2010 compared to the previous year-end, as the solvency margin total amount increased ¥102.9 billion during the period. The solvency margin ratio of NIPPONKOA Insurance Co., Ltd. increased in 2010 mainly due to the recovery in fair values of financial instruments, especially for equity investments. The solvency margin ratio of Nipponkoa Life Insurance Co., Ltd. was stable for the two year periods ended March 31, 2010 because Nipponkoa Life Insurance Co., Ltd. had mainly invested in Japanese government bonds.

Effects of Inflation

Inflation may result in increases in Nipponkoa’s expenses, which may not be readily recoverable in the prices of services offered. To the extent that inflation results in rising interest rates and has other adverse effects on the capital markets and on the value of financial instruments, it may adversely affect Nipponkoa’s financial position and profitability.

Exposure to Currency Fluctuations

For a discussion of foreign exchange rate risk and how the risk is managed, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Quantitative and Qualitative Disclosures About Market Risk of Nipponkoa—Market Risk Measurement” and Note 4.3.3 to Nipponkoa’s consolidated financial statements.

Derivative financial instruments

Nipponkoa transacts with various derivatives such as forward foreign exchange contracts, currency option contracts, currency swaps, interest rate swaps, bond futures, bond options, stock index futures, individual stock options, credit derivatives, weather derivatives and earthquake derivatives.

Nipponkoa utilizes derivative financial instruments in its normal course of business (a) to manage interest rate risk, (b) to manage foreign exchange risk and (c) for other purposes. Although certain derivatives economically hedge Nipponkoa’s risk exposure, they do not qualify for hedge accounting under IAS 39. All derivatives are recognized on the consolidated balance sheets at fair value as “Derivative financial instruments”, with the changes in fair value recognized currently in earnings as “Net fair value gains/(losses) on assets at fair value through income”.

The following table shows the summary of movements in derivative financial instruments.

	2010			2009
As of March 31	Contract/ notional amount	Fair value asset	Fair value liability	Contract/ notional amount	Fair value asset	Fair value liability
	(Yen in millions)
Interest rate contracts:
OTC swaps	98,500	3,426	(1)	98,500	5,892	(1)
Foreign exchange contracts:
OTC forwards	162,635	2,561	(3,902)	192,816	1,345	(13,212)
Credit contracts:
OTC swaps	7,000	5	(13)	10,438	928	(450)
Others:
Exchange-traded futures	1,885	—	(119)	—	—	—
OTC earthquake	170	—	(6)	260	—	(12)

Total	270,190	5,992	(4,041)	302,014	8,165	(13,675)

Structured Products Exposure

The following tables, prepared on a Japan GAAP basis, set forth Nipponkoa’s exposure to structured products:

Collateralized Debt Obligation (CDO)

	As of March 2010			(Reference) As of March 2009
	Fair Value	Unrealized Gain	Write-down	Fair Value	Unrealized Loss	Write-down
	Millions of yen
CDO	7,895	197	—	8,274	(247)	(6,574)
With Ratings	7,286	—	—	6,401	(247)	(3,638)
Without Ratings	609	197	—	1,872	—	(2,935)

Note:
1.	CDO Ratings: AAA, 13%; AA, 14%; A, 62%, B, 11%.
2.	All of the underlying collateral pool for CDOs are assets supported by the corporate loans or referencing corporate credits.
3.	CDO Geographics: domestic, 92%; overseas, 8%.
4.	Write-down includes revaluation losses and losses on derivatives.
5.	Other than the figures in the table above, related to CDO, Nipponkoa recorded 4,636 million yen of income for derivative financial instruments.

Commercial Mortgage-Backed Securities (CMBS)

	As of March 2010			(Reference) As of March 2009
	Fair Value	Unrealized Loss	Write-down	Fair Value	Unrealized Loss	Write-down
	Millions of yen
CMBS	8,835	(396)	(130)	13,162	(414)	—
Domestic	8,835	(396)	(130)	13,162	(414)	—
Overseas	—	—	—	—	—	—

Credit Default Swap (CDS)

Nipponkoa does not hold CDS that reference the securitized paper including CDOs. Nipponkoa holds CDS that reference a single credit of a firm (7,000 million yen of short commitment notional value, -8 million yen of fair value, -8 million yen of valuation loss).

Others

Nipponkoa does not hold any SPEs, Leveraged Finance, financial secured, fixed income or structured finance product secured by mono-line, and other sub-prime or Alt-A exposures.

Subprime-related Investments

Nipponkoa does not hold subprime loan equivalent investments.

Nipponkoa has adopted a very conservative approach to investing in structured products with complex risks. Moreover, with regards to such complex investment vehicles, Nipponkoa implements risk management measures that are more stringent than with other normal products. As a result, Nipponkoa’s exposure to the structured products is limited to an affordable level, and the impact of decline in the relevant markets has not been material to Nipponkoa’s financial condition and results of operations as of the date of this annual report.

Recent Accounting Pronouncements

For standards, amendments, interpretations to existing standards that are not yet effective and have not been early adopted by Nipponkoa, as well as a discussion of improvements to IFRS issued by the IASB in May 2008, April 2009 and May 2010, see Note 2 to Nipponkoa’s consolidated financial statements.

B.     Liquidity and Capital Resources.

Liquidity

In the insurance industry, liquidity generally refers to the ability of an enterprise to generate adequate amounts of cash from its normal operations, including its investment portfolio, in order to meet its capital commitments, which are principally obligations under its insurance or reinsurance contracts.

The liquidity of a property-casualty insurer’s operations is generally affected by the frequency and severity of losses under its policies, as well as by the consistency of sales volume of insurance products. Future catastrophic events, the timing and effect of which are inherently unpredictable, may also increase liquidity requirements for a property-casualty insurer’s operations. The liquidity of a life insurer’s operations, including Nipponkoa’s life insurance subsidiary, is generally affected, among others, by trends in actual mortality experience relative to the assumptions with respect thereto included in the pricing of its life insurance policies and by the level of surrenders and withdrawals.

Nipponkoa’s sources of liquidity include insurance premiums and deposit premiums received, investment income and cash provided from maturing or liquidated investments. In addition, Nipponkoa’s investments held in liquid securities represent potential sources of liquidity. Nipponkoa’s primary capital requirements consist of claim payments, agency commissions, operating expenses, dividends and income taxes.

Capital Resources

The principal sources of cash for Nipponkoa’s insurance operations are premiums and investment income. Nipponkoa typically generates substantial positive cash flow from operations as a result of insurance premiums being received in advance of the time when claim payments, as the case may be, are required. These positive operating cash flows and a portion of the investment portfolio that is held in highly liquid securities have met, and Nipponkoa expects will continue to meet, its present capital requirements.

Nipponkoa’s policy is to fund its capital requirements principally from cash flow from operating activities. Although Nipponkoa has not issued any commercial papers, debentures or common stock since 2001, such external sources remain as an alternative capital resource for Nipponkoa. In the future, Nipponkoa intends to explore funding opportunities from diversified external sources within the framework of applicable regulations.

Nipponkoa also maintains the Deposit Premium Account which consists of premiums long-term, savings-type policies with a refund feature upon maturity. Under the Deposit Premium Account, which amounted to ¥809.5 billion at March 31, 2010 on a Japanese GAAP basis, assets are managed separately from those of the General Account and can only be liquidated for premium payment of policies upon maturity or surrender.

For further information regarding the management of Nipponkoa’s liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Quantitative and Qualitative Disclosures About Market Risk of Nipponkoa—Risk Management Functions and Other Risks—Asset management risk”.

Use of Derivative Financial Instruments

Nipponkoa uses a variety of derivative financial instruments in the normal course of its business to manage interest rate risk and foreign exchange risk as well as for other purposes. These instruments include forward foreign exchange contracts, currency option contracts, currency swaps, interest rate swaps, bond futures, bond options, stock index futures, individual stock options, credit derivatives, weather derivatives and earthquake derivatives.

Cash Flows

The following table shows Nipponkoa’s cash flows for the fiscal years ended March 31, 2010, 2009 and 2008.

	Year ended March 31,
	2008	2009	2010
	(in millions)
Net cash from operating activities	¥(108,473)	¥(129,090)	¥(133,672)
Net cash used in investing activities	126,844	101,153	158,308
Net cash used in financing activities	(43,933)	61,843	(55,110)
Exchange (losses) gains on cash and cash equivalents	826	(5,652)	0

Net change in cash and cash equivalents	(24,736)	28,254	(30,474)
Cash and cash equivalents at beginning of year	167,136	142,400	170,654

Cash and cash equivalents at end of year	¥142,400	¥170,654	¥140,180

Net cash from operating activities amounted to ¥(133.7) billion for the fiscal year ended March 31, 2010, compared to ¥(129.1) billion for the fiscal year ended March 31, 2009. This decrease was primarily attributable to worsened cash flows due to an increase in trading assets accompanied by consolidation of special purpose entities.

Net cash used in investing activities amounted to ¥158.3 billion for the fiscal year ended March 31, 2010, compared to ¥101.2 billion for the fiscal year ended March 31, 2009, reflecting a reduction in an expense of investment securities purchased compared to the previous year.

Net cash used in financing activities amounted to ¥(55.1) billion for the fiscal year ended March 31, 2010, compared to ¥61.8 billion for the fiscal year ended March 31, 2009. This decrease was primarily attributable to a substantial reduction in payables for return of cash collateral on loaned securities.

The operating, investing and financing activities described above resulted in net cash and cash equivalents of ¥140.2 billion as of March 31, 2010, compared to ¥170.7 billion as of March 31, 2009, representing a decrease of 17.9%.

Credit Ratings

Nipponkoa receives ratings on its capability to service its obligations from insurance contracts and from the issuance of bonds, commercial paper, and other specific debt obligations. Nipponkoa’s ratings on its capability to service debt obligations from insurance contracts are presented below.

Rating Agency	Rating(1)
As of June 30, 2010
Standard & Poor’s	AA-
R&I	AA
JCR	AAp
A.M. Best	A

(1)	These ratings are entirely the opinion of the respective rating agencies and are thus not to be construed as payment guarantees. These ratings are subject to revision by the respective rating agencies.

C.    Research and Development, Patents and Licenses, etc.

Nipponkoa’s business does not depend to a material extent on research and development or on patents, licenses or other intellectual property.

D.     Trend Information.

The information required by this item is set forth under the headings “overview” and “Operating Results” in this item.

E.    Off-balance Sheet Arrangements.

Nipponkoa has, or engages, in no material off-balance sheet arrangements or transactions.

F.    Tabular Disclosure of Contractual Obligations.

The following tables summarize Nipponkoa’s contractual obligations and commercial commitments as of March 31, 2010 that will affect its liquidity position for the next several years. Since commitments associated with financing arrangements may expire unused, the amounts shown do not necessarily reflect actual future cash funding requirements.

Contractual Obligations

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions)
Losses, claims and loss adjustment expenses(1)	¥386,972	¥193,582	¥151,179	¥30,805	¥11,406
Refund reserves(2)	932,423	165,827	231,276	186,701	348,619
Life insurance contracts(3)	329,449	(22,427)	(37,422)	(21,678)	410,976
Investment contracts(3)	85,035	(5,328)	(8,241)	5,518	93,086
Long-term debt	1,796	159	311	295	1,031
Capital lease obligations	291	102	125	64	—
Operating leases	741	293	335	97	16
Purchase obligations	18,814	18,814	—	—	—

Total	¥1,755,521	¥351,022	¥337,563	¥201,802	¥865,134

(1)	We estimate the timing of cash flows with respect to losses, claims and loss adjustment expenses based on our historical loss development payment patterns. The amounts presented herein include claim reserves of life insurance.

(2)	We estimate the timing of cash flows and our expectation of future payment patterns with respect to refund reserves based on our historical experience, taking into account contractual maturity dates and expected customer lapse and withdrawal activity. Customer lapse and withdrawal activity, however, are inherently uncertain and outside of our control. Accordingly, our actual experience may differ from our estimates. The total amounts presented in the above table (¥932,423 million) do not agree with the amounts of corresponding liabilities of ¥809,622 million reflected in the Nipponkoa’s consolidated balance sheet as of March 31, 2010, as the amounts set forth in the financial statements are discounted and established by applying assumptions established at the inception of the contracts consistent with the Insurance Business Law in Japan while the amounts in the table are undiscounted and reflect best estimate assumptions.
(3)	We estimate the timing of cash flows with respect to insurance and investment contracts for life based on our historical experience and expectations of future payment patterns. The amounts presented herein do not include claim reserves. Uncertainties exist, however, particularly with respect to mortality, morbidity, expenses, customer lapse and renewal premiums for life policies. Accordingly, our actual experience may differ from our estimates. Estimated net payments for the periods “Less than 1 year”, “1-3 years” and “3-5 years”, respectively, for life insurance contracts and investment contracts are shown in negative amounts as the estimated cash inflows arising from premium receipts exceed the estimated cash outflows arising from payments for claims, benefits and other refunds for each of these periods. The total amounts presented in the above table (¥329,449 million for life insurance contracts and ¥85,035 million for investment contracts) do not agree with the amounts of corresponding liabilities of ¥335,091 million for life insurance contracts and ¥68,950 million for investment contracts reflected in the Nipponkoa’s consolidated balance sheet as of March 31, 2010, as the amounts set forth in the financial statements are discounted and established by applying assumptions established at the inception of the contracts consistent with the Insurance Business Law in Japan while the amounts in the table are undiscounted and reflect best estimate assumptions.

Nipponkoa has no commercial commitments.

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management.

The following table provides information about our directors and corporate auditors:

Name	Date of Birth	Position Held	Number of Our Shares as of August 13, 2010
Makoto Hyodo	January 25, 1945	Chairman and co-CEO	52,200
Masatoshi Sato	March 2, 1949	President and co-CEO	65,693
Akira Gemma	August 1, 1934	Director (outside)	0
Tsunehisa Katsumata	March 29, 1940	Director (outside)	0
Seiichi Asaka	December 24, 1942	Director (outside)	0
Sumitaka Fujita	December 24, 1942	Director (outside)	0
Yoshiharu Kawabata	December 6, 1945	Director (outside)	0
Yasuhide Fujii	December 10, 1951	Director	85,635
Yuichi Yamaguchi	April 8, 1952	Director	18,000
George Olcott	May 7, 1955	Director (outside)	0
Kengo Sakurada	February 11, 1956	Director	18,365
Hiroyuki Yamaguchi	February 13, 1956	Director	46,850
Koichi Masuda	January 23, 1944	Corporate Auditor (outside)	0
Makiko Yasuda	March 10, 1944	Corporate Auditor (outside)	0
Motoyoshi Nishikawa	January 1, 1946	Corporate Auditor (outside)	0
Atau Kadokawa	June 28, 1947	Corporate Auditor	99,000
Jiro Handa	December 15, 1949	Corporate Auditor	15,000

Makoto Hyodo    Chairman and co-Chief Executive Officer since April 1, 2010

He was appointed as the Representative Director and Executive Deputy President of NIPPONKOA Insurance Company, Ltd. in June 2005. He became the President and Chief Executive Officer of NIPPONKOA Insurance Company, Ltd. in April 2007.

Masatoshi Sato    President and co-Chief Executive Officer since April 1, 2010

He was appointed as Director and Managing Executive Officer of Sompo Japan Insurance Inc. in April 2002. He was a President and Chief Executive Officer of Sompo Japan Insurance Inc. from June, 2006 to June, 2010. He became the Chairman of Sompo Japan Insurance Inc. in July 2010.

Akira Gemma    Director (outside) since April 1, 2010

He has been a Senior Advisor of Shiseido Company, Limited since June 2003 after serving as Representative Director and President as well as the Representative Director and Chairman of Shiseido Company, Limited. He is also currently serving as outside Director of KONAMI CORPORATION and Kirin Holdings Company, Limited.

Tsunehisa Katsumata    Director (outside) since April 1, 2010

He has been the Representative Director and Chairman of Tokyo Electric Power Company, Incorporated since June 2008, after serving as President of Tokyo Electric Power Company, Incorporated. He is also currently serving as outside Director of KDDI CORPORATION.

Seiichi Asaka    Director (outside) since April 1, 2010

He has been the Chairman of NSK Ltd. since June 2009, after serving as President and Chief Executive Officer. He is also currently serving as outside Director of. Nippon Sheet Glass Company, Limited.

Sumitaka Fujita    Director (outside) since April 1, 2010

He has been a Special Advisor of ITOCHU Corporation since June 2008. He is also currently serving as outside Director of Furukawa Electric Co., Ltd. and Nippon Sheet Glass Company, Limited.

Yoshiharu Kawabata    Director (outside) since April 1, 2010

He became an attorney admitted to the Japanese Bar in 1970 and established Kasumigaseki-Sogo Law Offices in 1980. He is also currently serving as Professor of Omiya Law School.

Yasuhide Fujii    Director since April 1, 2010

He was a Director and Managing Executive Officer of NIPPONKOA Insurance Company, Ltd. from June, 2007 to March, 2010.

Yuichi Yamaguchi    Director since April 1, 2010

He became a Managing Executive Officer of NIPPONKOA Insurance Company, Ltd. in June 2008. He was appointed as a Director and Managing Executive Officer of NIPPONKOA Insurance Company, Ltd. in June 2009.

George Olcott    Director (outside) since April 1, 2010

He has been a senior fellow of Cambridge Judge Business School since March 2008. He is also currently serving as outside Director of Nippon Sheet Glass Company, Limited.

Kengo Sakurada    Director since April 1, 2010

He became a Managing Executive Officer of Sompo Japan Insurance Inc. in April 2007 and then became the President and Chief Executive Officer of Sompo Japan Insurance Inc. in July 2010.

Hiroyuki Yamaguchi    Director since April 1, 2010

He was a Director and Managing Executive Officer of Sompo Japan Insurance Inc. from June, 2009 to March, 2010.

Koichi Masuda    Corporate Auditor (outside) since April 1, 2010

He was the Chairman and President of the Japanese Institute of Certified Public Accountants from July, 2007 to July, 2010. He is also currently serving as outside Corporate Auditor of Enterprise Turnaround Initiative Corporation of Japan and outside Director of Eisai Co., Ltd.

Makiko Yasuda    Corporate Auditor (outside) since April 1, 2010

She became an attorney admitted to the Japanese Bar in 1973 and established Yasuda Law and Patent Office in 1980. She is currently also serving as outside Corporate Auditor of Shinsei Trust & Banking Co., Ltd.

Motoyoshi Nishikawa    Corporate Auditor (outside) since April 1, 2010

He has been an Advisor of NIPPON STEEL CORPORATION since July 2007, after serving as Managing Director of NIPPON STEEL CORPORATION. He is also currently serving as Corporate Auditor of NITTETSU-ELEX Co., Ltd.

Atau Kadokawa    Corporate Auditor since April 1, 2010

He was appointed as Representative Director and Executive Deputy President of NIPPONKOA Insurance Company, Ltd. in April 2007. He was a Corporate Auditor of NIPPONKOA Insurance Company, Ltd. form June, 2009 to March, 2010.

Jiro Handa    Corporate Auditor since April 1, 2010

He became a Managing Executive Officer of Sompo Japan Insurance Inc. in June 2006. He was a Corporate Auditor of Sompo Japan Insurance Inc. from June, 2008 to March, 2010.

There are no family relationships between any director or corporate auditor and any other director or corporate auditor.

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a maximum of 15 directors. Directors are elected at a general meeting of shareholders, and the term of office of directors provided for under our articles of incorporation is 1 year, although they may serve any number of consecutive terms. Our board of directors elects from among its members one or more representative directors, who have the authority individually to represent us in all matters. From among its members, our board of directors also may elect one or more Chairman and Directors, Vice Chairman and Directors, President and Directors, Vice President and Directors, Senior Managing Directors, and Managing Directors.

Our articles of incorporation provide for not more than 7 corporate auditors. Corporate auditors may not at the same time be any of the director, manager or employee of our company or the director, executive officer (shikko-yaku), manager or employee of any of our subsidiaries. Corporate auditors, of whom at least half must be outside corporate auditors, each of whom has not been any of the director, executive officer (shikko-yaku), manager or employee of our company or any of our subsidiaries preceding the date on which such person assumes the office of corporate auditor, are elected at a general meeting of shareholders from among those candidates nominated by our board of directors with prior consent of, or upon request by, our board of corporate auditors and, if any, by shareholders. The term of office of a corporate auditor provided for under the Corporation Law and our articles of incorporation is 4 years, although they may serve any number of consecutive terms. Corporate auditors are under a statutory duty to oversee the administration of our affairs by our directors, to examine our financial statements and business reports to be submitted by our board of directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our board of directors that are seriously unreasonable or which are in violation of laws, ordinances or our articles of incorporation. They are required to attend meetings of our board of directors and to express their opinions if they deem necessary, but they are not entitled to vote. Under the Corporation Law, the corporate auditors collectively constitute the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to our board of directors each year. A corporate auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the methods of examination by corporate auditors of our operations and financial position and other matters concerning the performance of the corporate auditors’ duties.

The following table shows information about stock options granted to the individuals listed above on our shares:

(as of April 1, 2010)

Title	Number of Stock Options (Number of Shares under Stock Options)	Exercise Price	Exercise Period	Number of Stock Options (Number of Shares under Stock Options) held by NKSJ individuals listed above
Terms of First Issue of Share Options of NKSJ Holdings, Inc.	125(125,000 shares)	¥777	From April 1, 2010 to June 27, 2012	10(10,000 shares)
Terms of Fifth Issue of Share Options of NKSJ Holdings, Inc.	90(90,000 shares)	¥735	From April 1, 2010 to June 27, 2013	5(5,000 shares)
Terms of Sixth Issue of Share Options of NKSJ Holdings, Inc.	130(130,000 shares)	¥901	From April 1, 2010 to June 27, 2013	5(5,000 shares)
Terms of Seventh Issue of Share Options of NKSJ Holdings, Inc.	255(255,000 shares)	¥1,167	From April 1, 2010 to June 29, 2014	5(5,000 shares)
Terms of Eighth Issue of Share Options of NKSJ Holdings, Inc.	262(262,000 shares)	¥1,082	From April 1, 2010 to June 29, 2014	15(15,000 shares)
Terms of Ninth Issue of Share Options of NKSJ Holdings, Inc.	363(363,000 shares)	¥1,148	From April 1, 2010 to June 28, 2015	13(13,000 shares)
Terms of Tenth Issue of Share Options of NKSJ Holdings, Inc.	365(365,000 shares)	¥1,665	From April 1, 2010 to June 28, 2015	13(13,000 shares)
Terms of Eleventh Issue of Share Options of NKSJ Holdings, Inc.	324(324,000 shares)	¥1,598	From April 1, 2010 to June 28, 2016	33(33,000 shares)
Terms of Twelfth Issue of Share Options of NKSJ Holdings, Inc.	316(316,000 shares)	¥1,623	From April 1, 2010 to June 28, 2016	33(33,000 shares)
Terms of Thirteenth Issue of Share Options of NKSJ Holdings, Inc.	403(403,000 shares)	¥1,547	From April 1, 2010 to June 27, 2017	51(51,000 shares)
Terms of Fourteenth Issue of Share Options of NKSJ Holdings, Inc.	382(382,000 shares)	¥990	From April 1, 2010 to June 27, 2017	49(49,000 shares)
Terms of Fifteenth Issue of Share Options of NKSJ Holdings, Inc.	2,973(297,300 shares)	¥1	From April 1, 2010 to August 11, 2033	528(52,800 shares)

Title	Number of Stock Options (Number of Shares under Stock Options)	Exercise Price	Exercise Period	Number of Stock Options (Number of Shares under Stock Options) held by NKSJ individuals listed above
Terms of Sixteenth Issue of Share Options of NKSJ Holdings, Inc.	7,471(747,100 shares)	¥1	From April 1, 2010 to August 10, 2034	1,051(105,100 shares)
Terms of Seventeenth Issue of Share Options of NKSJ Holdings, Inc.	159(143,100 shares)	¥1	From April 1, 2010 to June 29, 2024	30(27,000 shares)
Terms of Eighteenth Issue of Share Options of NKSJ Holdings, Inc.	224(201,600 shares)	¥1	From April 1, 2010 to June 29, 2025	44(39,600 shares)
Terms of Nineteenth Issue of Share Options of NKSJ Holdings, Inc.	123(110,700 shares)	¥1	From April 1, 2010 to March 27, 2027	31(27,900 shares)
Terms of Twentieth Issue of Share Options of NKSJ Holdings, Inc.	135(121,500 shares)	¥1	From April 1, 2010 to March 17, 2028	39(35,100 shares)
Terms of Twenty-First Issue of Share Options of NKSJ Holdings, Inc.	275(247,500 shares)	¥1	From April 1, 2010 to March 16, 2029	64(57,600 shares)
Terms of Twenty-Second Issue of Share Options of NKSJ Holdings, Inc.	393(353,700 shares)	¥1	From April 1, 2010 to October 7, 2029	79 (71,100 shares)

B.    Compensation.

The aggregate compensation, including bonuses but excluding the stock options, paid by Sompo Japan and Nipponkoa to the directors and corporate auditors listed above, during the year ended March 31, 2010 was ¥285,025,000. The total amount set aside or accrued by Sompo Japan and Nipponkoa to provide pension, retirement or similar benefits to the forgoing individuals during the year ended March 31, 2010 was ¥65,200,000.

As of April 1, 2010, the NKSJ individuals listed above owned, in the aggregate, less than 1% of the aggregate amount of outstanding shares of NKSJ’s common stock.

NKSJ offers stock purchase plans to its directors, executive officers, corporate auditors and employees (excluding part-time employees), pursuant to which a plan administrator makes open market purchases of NKSJ shares of common stock for the accounts of participants on a monthly basis. Such purchases are made out of amounts deducted from each director’s, executive officer’s, corporate auditor’s, or employee’s salary. As of April 1, 2010 the Employee Stock Purchase Association held a total of 36,753,346 shares of NKSJ’s common stock and the Director/Executive Officer/Corporate Auditor Stock Purchase Association held a total of 56,418 shares.

C.    Board Practices.

The information required by this item is set forth in Item 6.A of this annual report.

D.    Employees.

As of March 31, 2010, we had approximately 30,447 employees on a consolidated basis under Japanese GAAP, excluding the number of temporary employees.

As of April 1, 2010, most of NKSJ’s employees are members of a labor union, which negotiates with NKSJ concerning remuneration and working conditions. NKSJ has not experienced any significant labor disputes in Japan and considers its employee relations to be good.

E.    Share Ownership.

The information required by this item is set forth in Item 6.A of this annual report.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

As of April 1, 2010, 1,661,263,278 shares of our common stock were outstanding.

To our knowledge, as of June, 2010 or a later date as indicated, the following persons beneficially owned more than 5% of our outstanding common stock. The information in this table is based upon our register of shareholders and reports filed with the Regional Financial Bureau:

Shareholders	Number of shares of common stock owned	Percentage of common stock outstanding as of June 30, 2010
State Street Bank and Trust Company	90,109,317	5.42%

Any person who becomes, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan, as calculated pursuant to the Financial Instruments and Exchange Law of Japan, must file with the competent Local Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholding. See Item 10.B “Memorandum and Articles of Association” below.

We are aware that Southeastern Asset Management Inc. made such a filing on April 8, 2010, in which it stated that it owned 208,200 thousand shares of our common stock as of April 1, 2010, representing 12.53% of our then outstanding common stock.

None of our shares of common stock entitles the holder thereof to any preferential voting rights.

According to our register of shareholders and register of beneficial owners, as of April 1, 2010, there were 52,931 holders of common stock of record worldwide, including 156 shareholders of record with addresses in the United States who held 361,582,501 shares, representing approximately 21.77% of our outstanding common stock as of that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of the Company.

B. Related	Party Transactions.

Masatoshi Sato serves and has served in Sompo Japan’s preceding fiscal years as the Associate Director of Sompo Japan Fine Art Foundation, Sompo Japan Foundation, and Sompo Japan Environment Foundation. Sompo Japan makes donations to these foundations with a purpose to support such foundations’ research and other activities. In the fiscal years ended March 31, 2010, Sompo Japan donated ¥76 million to Sompo Japan Fine Art Foundation; ¥75 million to Sompo Japan Foundation; and ¥50 million to Sompo Japan Environment Foundation. In the fiscal year ending March 31, 2011, Sompo Japan plans to donate these foundations ¥76 million, ¥71 million, and ¥47 million, respectively.

Since April 1, 2009, Makoto Hyodo has been the President of NIPPONKOA Welfare Foundation, to which Nipponkoa makes donations with a purpose of supporting the foundation’s research and other activities. In the fiscal year ending March 31, 2010, Nipponkoa donated approximately ¥28 million to NIPPONKOA Welfare Foundation. In the fiscal year ending March 31, 2011, Nipponkoa plans to donate approximately ¥28 million to NIPPONKOA Welfare Foundation.

Except as described above, there is no applicable related party transaction with respect to the above listed individuals who are expected to serve in general capacities indicated for Holdings.

C. Interests	of Experts and Counsel.

Not applicable.

Item 8.	Financial Information.

A. Consolidated	Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.

Legal or Arbitration Proceedings

NKSJ is not a party of any material pending legal proceedings other than routine litigation incidental to its business. In addition, NKSJ is not aware of any litigation that is reasonably likely to have a material adverse effect on its financial position or results of operations.

Issues Relating to Non-payment and Under-payment of Insurance Claims

In Japan, competition among non-life insurers intensified following the liberalization of premium rates in 1998. These non-life insurers sought to obtain a competitive edge by offering products with various riders for fringe claims, particularly for auto insurance. However, in some instances, non-life insurers’ infrastructural developments, including improvement of IT-systems, did not keep pace with the rapid development of their product offerings. As a result, it came to light in 2005 that many Japanese non-life insurers, including Sompo Japan and Nipponkoa, had failed to pay fringe claims in respect of certain policies they had written while having paid claims for the core compensation.

In light of the fringe-payment failures above, in November 2005, the FSA issued administrative orders to 26 non-life insurers, including Sompo Japan and Nipponkoa. Such administrative orders included requiring improvements of governance systems, explanation to customers, product development and policy claim payment procedures, among other things, and requiring those companies to submit business improvement plans and progress reports.

In addition, on May 25, 2006, Sompo Japan received administrative orders from the FSA to suspend a part of its business operations and to improve business operations pursuant to the Insurance Business Law, primarily for failing to make certain claim payments as well as other improper conducts and practices under several lines of insurance. On June 26, 2009, pursuant to the foregoing administrative orders, Sompo Japan submitted the 12th Business Improvement Report to the FSA to report on the status of progress of the Business Improvement Plan, which Sompo Japan had submitted on June 26, 2006, relating to governance systems, compliance systems, overseas monitoring, internal audit and other matters. All aspects of the Business Improvement Plan have been implemented, and Sompo Japan’s status of progress on such plan is and has been reported through periodic Business Improvement Reports to the FSA. On November 6, 2009, the FSA rescinded the order for Sompo Japan to submit the Business Improvement Report regarding the Business Improvement Plan submitted on June 26, 2006.

On the other hand, in 2006, many instances came to light where non-life insurers mistakenly refused to make payments in connection with “third sector” products, which cover illness or nursing care, despite the fact that the policyholders had made payment claims. In this connection, on March 14, 2007, Nipponkoa received administrative orders from the FSA to suspend a part of its business operations and to improve business operations pursuant to the Insurance Business Law, primarily for failing to make certain payments under its third sector insurance policies. On July 13, 2009, Nipponkoa submitted the 5th Business Improvement Report to the FSA to report on the status of progress of the Business Improvement Plan submitted on April 13, 2007, relating to governance systems, claims payment framework, customer service, compliance systems and other matters. All aspects of the Business Improvement Plan have been implemented, and Nipponkoa’s status of progress on such plan is and has been reported through periodic Business Improvement Reports to the FSA. On November 6, 2009, the FSA rescinded the order for Nipponkoa to submit the Business Improvement Report regarding the Business Improvement Plan submitted on April 13, 2007.

On October 23, 2009, Nipponkoa received an administrative order from the FSA, requiring Nipponkoa to improve its business operations pursuant to the Insurance Business Law, due to undue delays in claim payments caused by inadequate claim handling processes. In light of this order, Nipponkoa submitted a Business Improvement Plan to the FSA on November 24, 2009 with details as to how it will revise its internal manual as appropriate and enhance its training and payment monitoring systems, and will further submit a progress report on the status of business improvement to the FSA every six months until the completion of the Business Improvement Plan. On May 24, 2010, Nipponkoa submitted the 1st Business Improvement Report to the FSA to report on the status of progress of the Business Improvement Plan submitted on November 24, 2009.

In light of the foregoing incidents and regulatory actions, each of Sompo Japan and Nipponkoa, as well as NKSJ since its formation on April 1, 2010, has been working assiduously to regain customers’ trust by improving their respective services, operations, and governance systems. Meanwhile, such efforts imposed additional operating costs upon both companies, increasing the respective company’s expense ratio to the premiums written.

Dividend Policy

While maintaining financial soundness and boosting capital efficiency through investment in growth businesses, NKSJ aims to return profits to shareholders primarily by paying a stable dividend supplemented by stock buybacks where warranted by our level of capital. We target a total payout ratio* of 50%, such that total shareholder returns amount to 50% of adjusted profit (excluding any increase in embedded value).

*	Total payout ratio = (total dividend + total stock buybacks) / adjusted profit (excluding increase in embedded value of life insurance subsidiaries)

B. Significant	Changes.

Except as disclosed in this annual report, there has been no significant change since March 31, 2010, the date of our most recent audited financial statements.

Item 9.	The Offer and Listing.

A. Offer	and Listing Details.

See Item 9.C of this annual report for information on the stock exchanges on which our common stock is listed.

The following table indicates the reported closing high and low sale prices and the average trading volume of our common stock on the Tokyo Stock Exchange, the closing highs and lows of the Nikkei Stock Average and the closing highs and lows of the TOPIX for the periods indicated, as adjusted as explained below. The information for periods prior to April 1, 2010 is that of Sompo Japan and Nipponkoa, respectively. The information for periods starting on or after April 1, 2010 is that of NKSJ Holdings, Inc. The shares of common stock of Sompo Japan and Nipponkoa were delisted from the Tokyo Stock Exchange on March 26, 2010, and NKSJ’s common stock was listed on that Exchange on April 1, 2010. Accordingly, the share price and trading volume data of Sompo Japan and Nipponkoa for the fiscal year and quarter ended March 31, 2010 and for the month of March 2010 does not include information for March 29, 30 and 31, 2010. Also, in connection with the formation of NKSJ Holdings, Inc. on April 1, 2010, the then outstanding shares of common stock of Sompo Japan and Nipponkoa were exchanged with shares of common stock of NKSJ Holdings, Inc. at the exchange ratio of 1 share of NKSJ Holdings, Inc.’s common stock to each share of Sompo Japan’s common stock and 0.9 shares of NKSJ Holdings, Inc.’s common stock to each share of Nipponkoa’s common stock.

Information related to SOMPO JAPAN INSURANCE INC. (through March 26, 2010):

	Price per Share of Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume of Common Stock	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
Fiscal Year Ended March 31,
Annual highs and lows
2006	1,748	970	3,307,886	1,728.16	1,109.19	17,059.66	10,825.39
2007	1,789	1,351	3,364,524	1,816.97	1,458.30	18,215.35	14,218.60
2008	1,650	841	5,577,837	1,792.23	1,149.65	18,261.98	11,787.51
2009	1,240	434	6,360,653	1,430.47	700.93	14,489.44	7,054.98
2010	728	526	4,665,095	979.58	793.82	11,097.14	8,351.91
Quarterly highs and lows
2009:
First quarter	1,240	905	5,962,371	1,430.47	1,230.49	14,489.44	12,656.42
Second quarter	1,076	826	5,368,873	1,332.57	1,087.41	13,603.31	11,259.86
Third quarter	912	462	6,889,852	1,101.13	746.46	11,368.26	7,162.90
Fourth quarter	636	434	7,291,068	888.25	700.93	9,239.24	7,054.98
2010:
First quarter	728	527	6,870,590	950.54	793.82	10,135.82	8,351.91
Second quarter	682	567	4,239,677	975.59	852.42	10,639.71	9,050.33
Third quarter	613	526	4,101,721	915.87	811.01	10,638.06	9,081.52
Fourth quarter(1)	661	591	3,370,474	979.58	881.57	11,097.14	9,932.90

(1)	Information related to the high and low prices and the trading volume of Sompo Japan’s common stock for this quarter excludes March 29, 30 and 31, 2010, as Sompo Japan’s common stock was delisted from the Tokyo Stock Exchange during those trading days.

Information related to NIPPONKOA Insurance Company, Limited (through March 26, 2010):

	Price per Share of Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume of Common Stock	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
Fiscal Year Ended March 31,
Annual highs and lows
2006	1,076	694	1,113,081	1,728.16	1,109.19	17,059.66	10,825.39
2007	1,145	855	1,495,313	1,816.97	1,458.30	18,215.35	14,218.60
2008	1,348	726	2,643,600	1,792.23	1,149.65	18,261.98	11,787.51
2009	1,115	481	2,783,522	1,430.47	700.93	14,489.44	7,054.98
2010	606	488	1,816,838	979.58	793.82	11,097.14	8,351.91

	Price per Share of Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume of Common Stock	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
Quarterly highs and lows
2009:
First quarter	1,115	786	2,799,048	1,430.47	1,230.49	14,489.44	12,656.42
Second quarter	900	518	2,586,730	1,332.57	1,087.41	13,603.31	11,259.86
Third quarter	760	481	2,938,934	1,101.13	746.46	11,368.26	7,162.90
Fourth quarter	772	547	2,816,661	888.25	700.93	9,239.24	7,054.98
2010:
First quarter	592	527	2,609,918	950.54	793.82	10,135.82	8,351.91
Second quarter	606	520	1,699,548	975.59	852.42	10,639.71	9,050.33
Third quarter	569	488	1,738,639	915.87	811.01	10,638.06	9,081.52
Fourth quarter(1)	589	520	1,179,368	979.58	881.57	11,097.14	9,932.90

(1)	Information related to the high and low prices and the trading volume of Nipponkoa’s common stock for this quarter excludes March 29, 30 and 31, 2010, as Nipponkoa’s common stock was delisted from the Tokyo Stock Exchange during those trading days.

Information related to NKSJ Holdings, Inc.:

	Price per Share of Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume of Common Stock	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
2011:
First Quarter	735	527	4,407,361	998.90	841.42	11,339.30	9,382.64
Calendar Period
2010:
April	735	680	5,224,429	998.90	970.84	11,339.30	10,900.68
May	657	527	4,642,611	956.72	859.00	10,695.69	9,459.89
June	585	529	3,434,955	902.49	841.42	10,238.01	9,382.64
July	568	505	3,478,714	870.73	825.48	9,795.24	9,191.60
August	530	470	3,018,545	861.17	804.67	9,694.01	8,824.06
September (through September 27)	551	480	5,970,412	852.09	811.40	9,626.09	8,927.02

On September 27, 2010, the reported closing price of our shares on the Tokyo Stock Exchange was ¥540 per share, the closing Nikkei Stock Average was ¥9,603.14 and the closing TOPIX was 849.30.

B. Plan	of Distribution.

Not applicable.

C. Markets.

Our securities are listed on the first sections of the Tokyo Stock Exchange and Osaka Securities Exchange.

D. Selling	Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses	of the Issue.

Not applicable.

Item 10.	Additional Information.

A. Share	Capital.

Not applicable.

B. Memorandum	and Articles of Association.

Set forth below is information relating to our common stock, including brief summaries of the relevant provisions of our articles of incorporation and share handling regulations as currently in effect, and of the Corporation Law of Japan and related legislation.

General

Our authorized share capital as of the date of the filing of this annual report is 5 billion shares of common stock, of which 1,661,409,178 shares were issued.

Under the central book-entry transfer system in Japan established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares etc. and regulations thereunder (collectively, the “Book-entry Transfer Law”), shareholders of listed shares must have accounts at account management institutions to hold their shares unless such shareholders have accounts directly at Japan Securities Depository Center, Inc. (“JASDEC”), the only institution that is designated by the relevant authorities as a clearing house under the Book-entry Transfer Law. Transfer of listed shares is effected exclusively through entry in the records maintained by JASDEC and the account management institutions, and title to the shares passes to the transferee at the time when the transfer of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal holder of the shares recorded in such account.

Under the Corporation Law and the Book-Entry Transfer Law, in order to assert shareholders’ rights against us, a shareholder’s name and address must be registered in our register of shareholders, except in limited circumstances. Under the central book-entry transfer system, such registration is made upon our receipt of necessary information from JASDEC. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each non-resident shareholder must give notice of a standing proxy or a mailing address to the relevant account management institution. That notice will be forwarded to us through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to non-resident shareholders are delivered to such standing proxies or mailing addresses.

Objects and Purposes

Article 2 of our articles of incorporation states that our purpose is to engage in the following businesses as an insurance holding company:

•

Management and administration of the companies that are made subsidiaries pursuant to the applicable provisions of the Insurance Business Law, including, but not limited to, casualty insurance companies and life insurance companies; and

•	Any other businesses that are incidental to the business provided for in the preceding subparagraph.

Dividends

General

Under the Corporation Law, distribution of cash or other assets by a joint stock corporation to its shareholders, or so called “dividends”, take the form of distribution of Surplus (as defined in “Restriction on Distribution of Surplus” below). Under the Corporation Law, a joint stock corporation may distribute dividends in cash and/or in kind any number of times per fiscal year, subject to certain limitations described in “Restriction on Distribution of Surplus” below.

Under the Corporation Law and our articles of incorporation, we may, (a) following shareholders’ approval, make distribution of year-end dividends to shareholders of record as of March 31 in each year, (b) by resolution of the board of directors, make interim dividend payments in cash to shareholders of record as of September 30 in each year, and (c) following shareholders’ approval, make distribution of dividends to shareholders of record date as set for such distribution from time to time. Under our articles of incorporation, we are not obligated to pay any dividends in cash unclaimed for a period of 3 years after the date on which they first become payable.

Distributions of dividends may be made in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of a general meeting of shareholders or the board of directors authorizing a distribution of dividends must specify the form and aggregate book value of the assets to be distributed, the manner of allotment of such assets to shareholders, and the effective date of the distribution. If a distribution of dividends is to be made in kind, we may grant a right to shareholders to require us to make such distribution in cash instead of in kind, pursuant to a resolution of a general meeting of shareholders. If no such right is granted to shareholders, the relevant distribution of dividends must be approved by a special resolution of a general meeting of shareholders.

Restriction on Distribution of Surplus

Under the Corporation Law, in making a distribution of Surplus, we must set aside in our additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed, until the sum of our additional paid-in capital and legal reserve reaches one-quarter of our stated capital.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D - (E + F + G)

In the above formula:

“A” = the total amount of other capital surplus and other retained earnings, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year

“B” = (if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received, less the book value thereof

“C” = (if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D” = (if we have reduced our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E” = (if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock

“F” = (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed

“G” = certain other amounts set forth in an ordinance of the Ministry of Justice of Japan

The aggregate book value of Surplus distributed by us may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be the amount of Surplus less the aggregate of (a) the book value of our treasury stock, (b) the amount of consideration for any of our treasury stock disposed of by us after the end of the last fiscal year and (c) certain other amounts set forth in an ordinance of the Ministry of Justice.

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year.

If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by the board of directors or, if so required by the Corporation Law, by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be audited by our corporate auditors and/or outside accounting auditor, as required by an ordinance of the Ministry of Justice.

In our first fiscal year, each amount of the Surplus and the Distributable Amount above is, in general, calculated by replacing “the end of the last fiscal year” in preceding paragraphs with “the date of incorporation”.

Capital and Reserves

The entire amount of the issue price of the shares to be issued in the future will generally be required to be accounted for as stated capital. However, we may account for an amount not exceeding one-half of such issue price as additional paid-in capital by resolution of the board of directors in accordance with the Corporation Law. We may at any time reduce the whole or any part of our additional paid-in capital and transfer them to stated capital by resolution of a general meeting of shareholders. The whole or any part of surplus may also be transferred to stated capital, additional paid-in capital or legal reserve by resolution of a general meeting of shareholders.

Stock Splits

We may at any time split our shares into a greater number of shares by resolution of the board of directors. When the board of directors approves a stock split, it may also amend our articles of incorporation without approval of shareholders to increase the number of our authorized shares in proportion to the stock split, so long as we do not issue more than one class of shares.

On the effective date of the stock split, the number of shares recorded in all accounts held by our shareholders at account management institutions or JASDEC will be increased in accordance with the applicable ratio.

Consolidation of Shares

We may at any time consolidate the shares into a smaller number of shares by a special resolution of the general meeting of shareholders. A representative director of us must disclose the reason for the consolidation of the shares at the general meeting of shareholders.

Unit Share System

We have adopted a “unit share system”. Our articles of incorporation provide that 1,000 shares of our common stock constitute one “unit” of shares. The board of directors is permitted to reduce the number of shares constituting one unit or abolish the unit share system without approval by shareholders. The number of shares constituting a unit may not exceed 1,000 under the Corporation Law.

Under the central book-entry transfer system operated by JASDEC, shares constituting less than one unit are generally transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges. Upon demand from a holder of shares constituting less than one unit, we are obligated to purchase such shares. In addition, pursuant to our articles of incorporation, any such holders may demand us to sell to them shares constituting less than one unit which, when added to the shares already held by such holder, will constitute a full unit unless we do not own a sufficient number of treasury shares. Such purchase and sale of shares will be effected at the market price as of the date of such demand. Under the central book-entry transfer system operated by JASDEC, such requests must be made through the account management institution where the shareholder has opened its account.

A holder of less than one unit of shares has no voting rights.

In accordance with Corporation Law, our articles of incorporation provide that a holder of shares constituting less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by the articles of incorporation including the following rights:

•	to receive dividends,

•	to receive cash or other assets in case of consolidation or split of shares, share exchange, share transfer or merger,

•	to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders, and

•	to participate in any distribution of surplus assets upon liquidation.

Voting Rights

We hold our ordinary general meeting of shareholders in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Corporation Law, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with our share handling regulations, at least two weeks prior to the date of the meeting.

A shareholder of us is generally entitled to one vote per unit of shares as described in this paragraph and under “Unit Share System” above. In general, under the Corporation Law and our articles of incorporation, a resolution may be adopted at a meeting of shareholders by a majority of the number of voting rights of the shareholders represented at the meeting. The Corporation Law and our articles of incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of voting rights of the shareholders who are entitled to exercise their voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder, one-quarter or more of whose total voting rights are directly or indirectly owned by us may not exercise its voting rights with respect to our shares that it owns.

Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Shareholders who intend to be absent from a general meeting of shareholders may exercise their voting rights in writing. In addition, they may exercise their voting rights by electronic means if the board of directors decides to accept such means.

Under the Corporation Law, in order to approve certain significant matters of a corporation, a stricter requirement for the quorum or the number of voting rights to approve is provided. Our articles of incorporation provide that such resolution may be adopted at a meeting of shareholders by two thirds of the voting rights of the shareholders present at the meeting representing at least one third of the total number of the voting rights of the shareholders who are entitled to exercise their voting rights. Such significant matters include, but are not limited to:

•	the determination of the matters relating to acquisition of our own shares from a specific shareholder, other than our subsidiaries,

•

the determination of issuance of new shares or transfer of treasury shares at a “specially favorable” price or issuance of stock acquisition rights at a “specially favorable” condition to any persons other than our shareholders,

•	the determination of consolidation of the shares,

•	the determination of discharge of a part of liabilities of our directors, corporate auditors or accounting auditors,

•	the determination of the matters concerning distribution of surplus by property other than cash (only in the case where shareholders are not allowed to request cash distribution instead),

•	the determination of the matters concerning amendments to the articles of incorporation, transfer of whole or important part of business or dissolution of us,

•	the determination of the matters concerning merger, corporate split, share exchange and share transfer.

Subscription Rights and Stock Acquisition Rights

Holders of our shares have no preemptive rights under our articles of incorporation. Under the Corporation Law, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given to all shareholders as of a specified record date of which at least two weeks’ prior public notice must be given. In addition, individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

We also may decide to grant the stock acquisition rights (shinkabu-yoyakuken), with or without bonds, to any person including shareholders, by resolution of our board of directors unless issued under specially favorable conditions. The holder of such rights may exercise its rights within the exercise period by paying subscription moneys all as prescribed in the terms of such rights.

Liquidation Rights

In the event of a liquidation of us, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

All of our currently issued shares are fully paid and non-assessable.

Shareholders’ Register Manager

Daiko Clearing Services Corporation, Tokyo Branch Office is the Shareholders’ Register Manager for our shares. Daiko Clearing Services Corporation’s office is located at 14-9, Nihon-bashi Kabutocho, Chuo-ku, Tokyo. Daiko Clearing Services Corporation maintains our register of shareholders.

Record Date

As mentioned above, the record date for our year-end dividends is March 31, if paid. A holder of shares constituting one or more whole voting units who is registered as a holder on our register of shareholders at the close of business as of March 31 is entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ended on March 31. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

Since NKSJ Holdings, Inc. did not exist as of March 31, 2010, NKSJ, after it was formed on April 1, 2010, approved that each of Sompo Japan and Nipponkoa pay dividends in June 2010 to holders of record of their respective common stock as of March 31, 2010.

The shares generally trade ex-dividend or ex-rights on the Japanese stock exchanges on the second business day before a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the Company of its Own Shares

We may acquire our own shares:

(i)	by purchase on any stock exchange on which our shares are listed or by way of a tender offer under the Financial Instruments and Exchange Law of Japan, pursuant to a resolution of the board of directors as provided in our articles of incorporation;

(ii)	through procedures under which all shareholders in the same class may apply to sell their shares pursuant to a resolution of the general meeting of shareholders;

(iii)	by purchase from a specific party other than any of subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and

(iv)	by purchase from any of our subsidiaries, pursuant to a resolution of the board of directors.

In the case of (iii) above, any other shareholder may demand that such other shareholder be included as a seller in the proposed purchase, unless the purchase price will not exceed the market price on the day immediately preceding the date on which the resolution mentioned in (iii) above was adopted.

In general, the total acquisition price of the shares to be purchased by us may not exceed the Distributable Amount. See “Dividends” above for further details regarding this amount.

Shares acquired by us may be held as treasury stock for any period or cancelled by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to a resolution of the board of directors and other requirements similar to those applicable to the issuance of new shares.

Reports to Shareholders

We currently furnish shareholders with notices of shareholders’ meetings, business reports, including financial statements, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese. Such notices as described above may be furnished by electronic means to those shareholders who have approved such way of furnishing notices. Pursuant to our articles of incorporation, our method of public notice is electronic public notice in Japanese.

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan and regulations under such Law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a corporation listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market to file with the Director of a competent Local Finance Bureau, within five business days, in general, a report concerning those shareholdings. A similar report must also be filed to reflect any subsequent change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. For this purpose, shares issuable or transferable to such person upon exchange of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights are taken into account in determining both the number of shares held by that holder and the corporation’s total issued share capital.

Under the Insurance Business Law, a shareholder of an insurance holding company including us that holds more than 5% of the total voting rights of the insurance holding company is required to file a report of its shareholdings with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days (or one month if the shareholder is a foreign entity) after the acquisition of the shares and other reports concerning changes in the reported matters (including any increase or decrease of 1% or more in the shareholding ratio).

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these stock exchanges set daily upward and downward price fluctuation limits for each listed stock, usually based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

On September 27, 2010, the closing price of our shares on the Tokyo Stock Exchange was ¥540 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥500 and ¥700 per share, as well as the daily price limit if our per share price were to rise to between ¥700 and ¥1,000, or fall to between ¥200 and ¥500. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement (The top and bottom)
Over	¥200	Less than	¥500	¥ 80
Over	¥500	Less than	¥700	¥100
Over	¥700	Less than	¥1,000	¥150

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A of this annual report.

C.	Material Contracts.

NKSJ entered into the Contracts for Limitation of Liability with the outside directors and the outside corporate auditors, dated as of April 1, 2010. The text of the contracts is attached as Exhibit 4.1 and Exhibit 4.2 to this annual report.

D.	Exchange Controls.

The Foreign Exchange and Foreign Trade Act of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder, or the Foreign Exchange Regulations, govern certain matters relating to the acquisition and holding of shares by non-residents and foreign investors.

The Foreign Exchange Regulations define “non-residents” as:

•	individuals who are not resident in Japan; or

•

corporations whose principal offices are located outside Japan. Generally, branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan, and branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan.

The Foreign Exchange Regulations define “foreign investors” as:

•	individuals who are non-residents;

•	corporations organized under the laws of foreign countries or whose principal offices are located outside Japan; or

•

corporations, not less than 50% of the voting rights of which are held, directly or indirectly, by individuals and/or corporations falling within the definition of “foreign investors” above or a majority of the directors or other officers (or directors or other officers having the power of representation) of which are individuals who are non-residents.

Acquisition of Equity Securities

In general, the acquisition of shares of a listed corporation by a non-resident of Japan from a resident of Japan may be made without any restriction, except as mentioned below. However, a resident of Japan who transfers shares to a non-resident of Japan must file a report to the Minister of Finance following the transfer of shares to the non-resident of Japan, unless:

•	the consideration for the transfer is ¥100 million or less; or

•	the transfer is made through a bank or financial instruments trader as licensed under relevant Japanese laws.

If a foreign investor acquires shares of a listed corporation and, as a result of the acquisition, the foreign investor directly or indirectly holds 10% or more of the issued shares of the relevant corporation aggregated with existing holdings, the foreign investor is, in general, required to report the acquisition to the Minister of Finance and any other relevant ministers on or before the 15th day of the month following the month which includes the date of the acquisition, except under certain limited circumstances. In certain exceptional cases, prior notification is required regarding the acquisition.

Distributions and Proceeds of Sale

Under the Foreign Exchange Regulations, distributions paid on, and the proceeds of sales in Japan of, shares of a corporation held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad subject to certain exceptions.

There are no laws, decrees, regulations or other legislation which materially affect our ability to import or export capital for our use or our ability to pay dividends to non-resident holders of our shares.

E. Taxation.

Certain US Federal Income Tax Considerations for US Holders

This section describes the material United States federal income tax consequences of owning the shares. As Holdings did not formally exist during the period covered by this document, while its insurance company subsidiaries, including Sompo Japan and Nipponkoa, did exist, this section describes the consequences of owning the shares of Sompo Japan and Nipponkoa. This section does not discuss the Share Exchange. It applies to you only if you hold your shares as capital assets for tax purposes. This section applies to you if you are a U.S. holder, and are not a member of a special class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock,

•	a person that holds shares as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of Japan all as currently in effect, as well as on the Convention Between the United States of America and Japan (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

If a partnership holds shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the shares.

For the purpose of this discussion, the term “U.S. holder” means a beneficial owner of shares, that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States; (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, that is created or organized under the laws of the United States or any of its political subdivisions; (3) a trust that (a) is subject to the primary supervision of a court within the United States and the authority of one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or (4) an estate that is subject to U.S. federal income tax on its income regardless of its source.

You should consult your own tax advisor regarding the United States federal, state and local and the Japan and other tax consequences of owning and disposing of shares in your particular circumstances.

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of distributions paid to a U.S. holder with respect to shares will be included in the gross income of such U.S. holder as dividend income to the extent of the our current or accumulated earnings and profits. Under current law, dividends paid to an individual or other noncorporate U.S. holder with respect to shares, in taxable years beginning before January 1, 2011, and that constitute “qualified dividend income,” will be taxable at a maximum tax rate of 15% if the U.S. holder held such shares for more than 60 days during the 121-day period that begins 60 days before the ex-dividend date and meets certain other requirements. Dividends distributed with respect to the shares will generally be qualified dividend income and, assuming, as we expect, that less than 25% of our gross income is treated as effectively connected with a U.S. trade or business, will generally be treated as Japanese source income for U.S. federal income tax purposes and for purposes of the Tax Treaty.

To the extent the amount of any distribution paid to a U.S. holder with respect to shares exceeds current and accumulated earnings and profits for the taxable year of the distribution, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the U.S. holder’s adjusted tax basis in the shares with respect to which the distribution was made, and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such shares. Any such gain will be long-term capital gain if the U.S. holder’s holding period for its shares exceeds one year on the date of such distribution and will be treated as derived from sources within the United States for U.S. federal income tax purposes and for purposes of the Tax Treaty. However, because we do not expect to maintain calculations of earnings and profits for U.S. federal income tax purposes, a U.S. holder will generally be required to include the entire amount of all distributions received in gross income as a dividend. U.S. holders should consult their own tax advisors regarding the amount of any distribution that should be treated as a dividend for U.S. federal income tax purposes.

A U.S. holder must include in gross income the amount of any Japanese tax withheld from a distribution even though such U.S. holder does not in fact receive such amount. Any distributed amounts treated as a dividend for U.S. federal income tax purposes will be taxable to a U.S. holder when such U.S. holder actually or constructively receives such amount. Such amounts will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount treated as a dividend that a U.S. holder must include in gross income will be the U.S. dollar value of the yen payments made, determined at the spot yen/U.S. dollar rate on the date the distributed amount is includible in such U.S. holder’s gross income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. holder includes the payment in gross income to the date such U.S. holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income, and such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxation of Capital Gains

Subject to the application of the PFIC rules, discussed below, any gain or loss realized by a U.S. holder on the sale or other taxable disposition of shares will be subject to U.S. federal income tax as capital gain or loss (which will be long-term capital gain or loss if the holding period for such shares exceeds one year on the date of such sale or other taxable disposition) in an amount equal to the difference, if any, between the amount realized upon such sale or other taxable disposition and such U.S. holder’s tax basis in its shares. Long-term capital gain of individuals and other noncorporate U.S. holders is generally taxed at preferential rates. Deductions for capital losses are subject to significant limitations under the Code. Any gain or loss will generally be treated as derived from sources within the United States for foreign tax credit limitation purposes, and any gain will generally constitute “passive” category income for these purposes.

Passive Foreign Investment Company Rules

As discussed below, we do not believe that our shareholders should be treated as owning stock in a passive foreign investment company (“PFIC”). U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences of holding the shares if the company is treated as a PFIC with respect to such U.S. holder.

In general, a non-U.S. corporation will be a PFIC if

•	75% or more of its income constitutes “passive income”; or

•	50% or more of its assets produce, or are held for the production of, passive income.

For the above purposes, “passive income” is defined to include income of the kind which would be foreign personal holding company income under Section 954(c) of the Code and generally includes interest, dividends, annuities and other investment income. However, the PFIC statutory provisions contain an express exception for income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business.” This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of such insurance company’s insurance business. The we believe we are, and will continue to be, predominantly engaged in an insurance business and do not have, nor will have, financial reserves in excess of the reasonable needs of its insurance business. As a result, we do not expect to be treated as PFICs. However, the determination of whether a company is a PFIC is a factual determination that is made annually and is based on our activities, income and assets, all of which are subject to change in future taxable years.

Related Person Insurance Income Rules

Any U.S. holder who owns shares of Nipponkoa or Sompo Japan on the last day of our taxable year may be required to include in its gross income for U.S. federal income tax purposes its pro rata share of our related person insurance income (“RPII”) for the taxable year, if U.S. persons own, directly, indirectly or constructively, 25% or more of the shares of such company for an uninterrupted period of at least 30 days during the taxable year. In general, RPII means premium and related investment income from the direct or indirect insurance or reinsurance of any of our direct or indirect U.S. shareholders, or any person related to such a U.S. shareholder. U.S. persons who own shares of a foreign insurance company must include RPII in income only if such company’s RPII equals or exceeds 20% of its gross insurance income in any taxable year and at least 20% of the stock of such insurance company (measured by either voting power or value) is owned, directly or indirectly (under complex attribution rules), by (1) persons (including non-U.S. persons) who are insured, directly or indirectly, under policies of insurance or reinsurance written by such insurance company or (2) persons related to any such person. The amount of income included is determined as if such RPII were distributed proportionately to such U.S. persons on the last day of such taxable year, regardless of whether such income is actually distributed. A U.S. person’s pro rata share of RPII for any taxable year, however, will not exceed its proportionate share of earnings and profits for the year (as determined for U.S. federal income tax purposes).

Neither Sompo Japan nor Nipponkoa anticipates that it will have RPII that equals or exceeds 20% of their gross insurance income. However, some of the factors that determine the extent of RPII in any period may be beyond Sompo Japan’s and Nipponkoa’s control, so there can be no assurance that RPII of Sompo Japan or Nipponkoa will not equal or exceed 20% of its gross insurance income in any taxable year.

If the RPII rules were to apply to us:

•	a U.S. holder’s tax basis in its shares would be increased by the amount of any RPII that such U.S. holder includes in income;

•

the U.S. holder could exclude from income the amount of any distribution to the extent of the RPII included in such U.S. holder’s income for the year in which the distribution was paid or for any prior year (which excluded amount would be applied to reduce the U.S. holder’s tax basis in its Holdings shares); and

•

each U.S. holder who is a direct or indirect shareholder on the last day of Holdings’ taxable year would be required to attach IRS Form 5471 to its U.S. federal income tax or information return. Failure to file Form 5471 may result in penalties.

There is a lack of definitive guidance interpreting the RPII provisions. Treasury Regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these Treasury Regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made to the proposed Treasury Regulations. Accordingly, the meaning of the RPII provisions and their application to us is uncertain. In addition, there can be no assurance that the IRS will not challenge any determination as to the amount, if any, of RPII that should be includible in income or that the amounts of the RPII inclusions will not be subject to adjustment based upon subsequent IRS examination.

The RPII provisions described in this section are extremely complex and there is significant uncertainty in interpreting the RPII provisions. U.S. holders should consult their own tax advisors about RPII and the related reporting requirements.

Japanese Taxation

The discussion of Japanese taxation set forth below is intended only as a summary and does not purport to be a complete analysis or discussion of all the potential Japanese tax consequences that may be relevant to the ownership of our shares by a person who is not a resident of Japan.

A non-resident of Japan or a non-Japanese corporation is generally subject to a Japanese withholding tax on cash dividends. Stock splits and allotment of shares without consideration, in general, are not subject to Japanese withholding tax since they are characterized merely as an increase in the number of shares (as opposed to an increase in the value of the shares) from a Japanese tax perspective.

In the absence of any applicable treaty or agreement reducing the maximum rate of withholding tax, the standard rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of our common stock) to shareholders who are non-residents of Japan or non-Japanese corporations, except for any individual shareholder who holds 5% or more of the shares issued by the relevant Japanese corporation, the aforementioned standard 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2011 and (ii) 15% for dividends due and payable on or after January 1, 2012.

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, (i) the withholding tax rate on dividends is generally 10% for portfolio investors (i.e., investors with the shareholding ratio of less than 10%) who are qualified U.S. residents eligible to enjoy treaty benefits and (ii) the dividends are exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits, unless the dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. For Japanese tax purposes, a treaty rate generally supersedes the tax rate under domestic tax law. However, due to the so-called “preservation doctrine” under the Treaty, and/or due to the Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under domestic tax law is lower than the treaty rate (which is currently the case with respect to the treaty), the domestic tax rate applies (which, as discussed above, is currently 7% with respect to dividends paid on shares of our common stock.)

The amount of withholding tax imposed on dividends payable to the holders of shares of our common stock who reside in a country other than the United States is dependent upon the provisions of such treaties or agreements as may exist between such country and Japan.

Gains derived from the sale outside Japan of shares of common stock of Japanese corporations by a non-resident of Japan or a non-Japanese corporation, or from the sale of the shares within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of common stock as a distributee, legatee or donee.

F.     Dividends and Paying Agents.

Not applicable.

G.     Statement by Experts.

Not applicable.

H.     Documents on Display.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file periodic reports with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange Commission public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. You can also access to the documents filed via the Electronic Data Gathering, Analysis, and Retrieval system on the SEC’s website (http://www.sec.gov).

I.     Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Substantial portions of our investments are held at the level of Sompo Japan and Nipponkoa. Except as otherwise noted, the following discussion relates to our market risk management at those levels.

Quantitative and Qualitative Disclosures About Market Risk of Sompo Japan

Risk Management System Generally

As the management environment surrounding the insurance business surrounding the insurance business changes, insurance companies face increasingly diverse and complex risks. For this reason, it is more important than ever for the management of an insurance company to have an accurate understanding and appropriate control of risk.

At Sompo Japan, the Board of Directors and the Senior Executive Committee discuss and approve principal policies with respect to risk management. Sompo Japan has established Risk Management Rules for risks that may have a significant effect on the company. These risks consist of underwriting risk, asset risk (including interest rate risk with regard to long-term liabilities and others), operational risk, liquidity risk and group risk.

Sompo Japan implements integrated risk management under which it measures underwriting risk, asset risk and operational risk using a common measure and then compares the total risk obtained from aggregation of each such risk against Sompo Japan’s equity capital to verify its overall financial soundness. Risk quantity is measured using Value at Risk (VaR) with a one-year holding period. Its confidence level is 99.95%, equivalent to the AA rating (as of July 1, 2010) obtained by Sompo Japan from a rating agency. As of March 31, 2010, the total risk quantity was approximately ¥1,500 billion and actual equity capital were approximately ¥2,200 billion. To the extent actual equity capital exceeding the total risk by around ¥700 billion, financial soundness was adequately maintained.

Risks in General

Sompo Japan categorizes its risk into underwriting risk, asset risk, operational risk, liquidity risk and group risk.

Insurance underwriting risk—Insurance underwriting risk refers to Sompo Japan’s risk of loss due to unanticipated change in economic conditions or frequency of accidents under Sompo Japan’s insurance coverage.

Sompo Japan carries out profitability analysis on an ongoing basis and puts in place underwriting standards for each line of insurance, while conducting quantitative analysis of underwriting risk.

In development and revision of insurance products, Sompo Japan not only addresses underwriting risk but also examine such areas as compliance, sales forecasts, system development, and the moral hazard involved in insurance products. Furthermore, Sompo Japan avoids over-concentration of risk by establishing retention limits for each product and diversifying risk through reinsurance arrangements. In addition, Sompo Japan utilizes reinsurance, making full use of the results of stress testing Sompo Japan conducts to measure potential losses from large natural catastrophes.

Asset risk—Asset risk, of which the market risk discussed in “—Market Risk” below constitutes a part, refers to Sompo Japan’s risk of loss where (i) the value of the assets under its ownership, including those owned off its balance sheet, fluctuates; and (ii) Sompo Japan fails to manage the particular assets in manners that satisfy their attendant liabilities and, as a result, lose any alternative but to dispose of such assets on disadvantageous terms or otherwise fail to achieve the returns Sompo Japan promises to its policyholders.

Sompo Japan uses an integrated financial risk management model to integrate market risk, credit risk, real estate risk and interest rate risk of long-term insurance liabilities. In stress testing, Sompo Japan assumes the largest market decline and the highest default rate in the past and measure the impact upon the actual equity capital and other key indicators.

In order to avoid excessive accumulation of exposure for specific debtors, Sompo Japan manages credit risk by placing credit limits for each debtor by means of an internal credit rating system. Sompo Japan writes off assets and provides appropriate reserves based on strict self assessment standards. With regards to real estate investment, Sompo Japan analyzes the profitability and price trends of each property on an individual basis, carefully taking into account the liquidity issues associated with real properties.

Operational risk—Operational risk refers to Sompo Japan’s risk of loss arising from inadequacy of its operational process, activities of its employees and agents, and its system functions. Operational risk also includes Sompo Japan’s risk of loss caused by external factors. By further sub-dividing operational risk into business process risk, information system risk, tangible assets risk, employment practices and workplace safety risk, and reputational risk, and assigning an appropriate risk management unit to each of the foregoing, Sompo Japan strives to manage the operational risk and its associated losses.

Liquidity risk—Liquidity risk refers to Sompo Japan’s risk of loss that doing asset sales at prices substantially lower than it would otherwise attain because of deteriorating cash management due to outflow of capital by large natural disaster etc, as well as its risk of loss doing market trade at remarkably disadvantageous prices, to make matters worse, not being able to trade by market turmoil. Sompo Japan manages liquidity risk by monitoring cash flows on a daily basis, and by securing enough liquid assets to meet projected insurance claims that may be caused by a large natural catastrophe.

Group risk—Group risk refers to the underwriting risk, asset risk, operational risk and liquidity risk, to which Sompo Japan’s group companies are subject. Sompo Japan manages risks of its group companies in order to ensure financial soundness of the group as a whole and that of each group company as well. Moreover, Sompo Japan provides support and guidance for its group companies so that they can construct risk management frameworks and implement risk management systems.

Market Risk

A substantial portion of Sompo Japan’s group’s investments are made at Sompo Japan. Except as otherwise noted, the following discussion relates to market risk management of Sompo Japan.

Market Risk Generally

Sompo Japan accumulates assets primarily because it receives premiums for underwriting insurance policies in advance of being required to make payments for claims under those policies. Sompo Japan finances its payment obligations under insurance policies with gains and income generated by its investment portfolio as well as through liquidation of such investment assets. These investments are subject to market risk. The following is a discussion of Sompo Japan’s primary market risk exposures and how those exposures are currently managed as of March 31, 2010.

Investment Objectives

Sompo Japan’s investment objective is to maximize the net asset value while controlling its risk within an acceptable range. To achieve that objective, Sompo Japan diversifies its investment primarily among equity securities, fixed-income instruments, and loans.

Market Risk Measurement

Sompo Japan’s primary market risk exposures are to potential changes in interest rates and equity prices, as well as foreign exchange rates.

Interest rate risk—Part of the assets of Sompo Japan consists of bonds and loans. When interest rates rise, there is a risk that the price of bonds may fall, and when interest rates fall, there is a risk of a decline in interest income. Moreover, with regard to long-term insurance (products which guarantee the customer a fixed yield on a long-term basis), Sompo Japan is exposed to a possible loss if the actual yield is less than the originally guaranteed yield. In this way, changes in interest rates may have an effect on Sompo Japan’s financial condition and results of operations.

The following table shows the average actual yields on the investments and the average original guarantee rates of Sompo Japan’s savings type insurance products as of March 31, 2010 by different product types.

Savings type insurance account (Type)*	Average actual yield	Average original guarantee rate
Fire and personal accident	1.17%	0.90%
Worker’s tax-free asset-making savings (“ZAIKEI”)	1.50%	1.50%
Single premium personal accident	1.07%	1.02%
Nursing care expenses	1.82%	4.08%
Personal accident with annuity	2.10%	4.09%
Defined contributions	0.93%	0.50%

*	Sompo Japan is recording its savings type insurance products in the six saving-type accounts depending on product characteristics.

Equity price risk—Sompo Japan holds substantial amounts of marketable securities as assets. Most of Sompo Japan’s equity investments are intended to be held for the long term. Stock markets are subject to considerable fluctuations, and in such cases changes in stock prices may have a major effect on Sompo Japan’s financial condition and results of operations.

Foreign exchange rate risk—Foreign exchange rate risk is the risk of a loss in the fair values of instruments denominated in currencies other than Sompo Japan’s functional currency, which is the yen. Sompo Japan conducts business transactions in foreign currencies such as U.S. dollars and euros. These transactions generate earnings and expenses, as well as assets and liabilities that are denominated in foreign currencies. These are all exposed to foreign exchange rate risk that could affect Sompo Japan’s financial condition and results of operations.

Sensitivity Analyses

The following tables set forth the sensitivity of the value of Sompo Japan’s investments, by market risk category, as of March 31, 2010. Certain investments are included in more than one risk category, e.g., bonds denominated in non-yen currencies are affected by changes in both interest rates and foreign exchange rates.

Interest Rate Risk:

When the interest rate on yen falls, the fair values of interest-bearing assets denominated in yen, such as bonds and loans, increases while the present values of long-term liabilities also increases to a greater extent. As a result, the value of the actual equity capital declines.

	Fair Value of Asset	Present Value of Liability	Actual Equity Capital
1 basis-point rise in the interest rate of 10-year Japanese treasury bond	¥(0.8) billion	¥(1.4) billion	¥0.6 billion
1 basis-point drop in the interest rate of 10-year Japanese treasury bond	¥0.8 billion	¥1.4 billion	¥(0.6) billion

Equity price risk:

Fair Value of Asset
100-point drop in Nikkei 225	¥(11.9) billion

(1)	The Nikkei Average as of March 31, 2010 was 11,090.

Foreign Exchange Rate Risk:

Fair Value of Asset
U.S. Dollar’s depreciation vis-à-vis Yen by 1 yen	¥(4.6) billion

(1)	The Telegraphic Transfer Middle Rate as issued by Mizuho Bank, Ltd. for Japanese yen on March 31, 2010 was $1.00 = ¥93.04.
(2)	Sompo Japan assumes its foreign exchange rate risk with Euro fluctuates at the same level of sensitivity as that of U.S. dollar.

Quantitative and Qualitative Disclosures About Market Risk of Nipponkoa

A substantial portion of Nipponkoa’s group’s investments are made at Nipponkoa. Except as otherwise noted, the following qualitative discussion regarding market risk management relates to Nipponkoa, non-life insurance entity of Nipponkoa on a non-consolidated basis.

Market Risk Generally

Nipponkoa accumulates assets primarily because it receives premiums for underwriting insurance policies in advance of being required to make payments for claims under those policies. Nipponkoa funds the benefits it provides under insurance policies with gains and income generated by its investment portfolio. These investments are subject to market risk. The following is a discussion of Nipponkoa’s primary market risk exposures and how those exposures are currently managed as of March 31, 2010.

Investment Objectives

Nipponkoa invests premiums and deposits received from policyholders in various investments. Its principal investment objectives are to maintain sufficient liquidity and maximize its net asset value while controlling risk within an acceptable range. It also seeks to safeguard the interests of policyholders and shareholders.

Market Risk Measurement

Nipponkoa’s primary market risk exposures are to potential changes in interest rates and equity prices, as well as foreign exchange rates.

Interest rate risk—For the purpose of market risk measurement, Nipponkoa defines interest rate risk as the risk of a loss in the fair values of interest rate-sensitive assets and liabilities caused by changes in market interest rates. Part of the assets of Nipponkoa consists of bonds and loans. When interest rates rise, there is a risk that the price of bonds may fall, and when interest rates fall, there is a risk of a decline in interest income. Moreover, with regard to savings-type insurance and life insurance products (products which guarantee the customer a fixed yield), Nipponkoa is exposed to a possible loss if the actual yield is less than the originally guaranteed yield. In this way, changes in interest rates may have an effect on Nipponkoa’s financial condition and results of operations. Between March 31, 2009 and March 31, 2010, there was no significant change in Nipponkoa’s interest rate risk. Nipponkoa expects that, for the foreseeable future, its interest rate risk will generally remain at its current level.

Equity price risk—Nipponkoa holds substantial amounts of marketable securities as assets. Most of Nipponkoa’s equity investments are intended to be held for the long term. Stock markets are subject to considerable fluctuations, and in such cases changes in stock prices may have a major effect on Nipponkoa’s financial condition and results of operations. Between March 31, 2009 and March 31, 2010, there was a significant increase in Nipponkoa’s stock price volatility risk due to the increase in the value of the shares held. Nipponkoa expects its exposure to stock price volatility to gradually decrease in future reporting periods because of its current efforts to shift its investment assets from stock to other securities.

Foreign exchange rate risk—Foreign exchange rate risk is the risk of a loss in the fair values of instruments denominated in currencies other than Nipponkoa’s functional currency, which is the yen. Nipponkoa conducts business transactions in foreign currencies such as U.S. dollars and Euros. These transactions generate earnings and expenses, as well as assets and liabilities that are denominated in foreign currencies. These are all exposed to foreign exchange rate risk that could affect Nipponkoa’s financial condition and results of operations. Between March 31, 2009 and March 31, 2010, there was an increase in Nipponkoa’s foreign exchange rate risk due to the decreased hedge ratio. For the foreseeable future, Nipponkoa expects that its foreign exchange rate risk will generally remain at its current level.

Except as otherwise noted, the following quantitative discussion regarding market risk management relates to Nipponkoa on a consolidated basis.

Sensitivity analysis—interest rate risk

The first sensitivity analysis below shows the effect on profit or loss and equity of reasonably possible changes in interest rates. This analysis does not reflect an impact of changes in interest rates on fair value of financial assets measured at amortized cost such as held to maturity securities and loan receivables because these changes do not affect profit or loss nor equity. In addition, this analysis does not include an analysis of insurance contract liabilities and investment contract liabilities as changes in interest rates do not have any effect on profit or loss and equity since the locked in assumptions are used to measure the insurance liabilities. Also, this analysis is based on a change in an assumption while holding all other assumptions constant. The following analysis in the table below shows the estimated effect of a parallel shift in the risk free yield curves on total income and equity. Increases in interest rates have a negative effect on equity and total income in the current year because it results in unrealized losses on investments that are carried at fair value.

The sensitivity analysis is based on the assets and liabilities held at year end and therefore, this does not necessarily reflect the risk exposure during the year.

	As of March 31,
	2010	2009
	(Yen in millions)
Property and Casualty insurance
Parallel Movement of Yield Curve
Financial assets
Estimated approximate effects on income before income taxes
Shift up 0.5%	(4,873)	(5,743)
Shift down 0.5%	5,332	6,220
Estimated approximate effects on shareholders’ equity
Shift up 0.5%	(23,300)	(23,836)
Shift down 0.5%	22,972	25,022

	As of March 31,
	2010	2009
	(Yen in millions)
Life insurance
Parallel Movement of Yield Curve
Estimated approximate effects on income before income taxes
Shift up 0.5%	—	—
Shift down 0.5%	—	—
Estimated approximate effects on shareholders’ equity
Shift up 0.5%	(3,084)	(3,006)
Shift down 0.5%	3,243	3,176

The second analysis below shows a comparison of the sensitivity analysis of financial assets and insurance contract liabilities including investment contract liabilities. This analysis reflects an impact of changes in interest rates on fair value of all financial assets including those measured at amortized cost such as held to maturity securities and loan receivables based on the assumption that the changes in fair values of all financial instruments are reflected on the income before income tax and shareholders equity even though the accounting treatments are different. In addition, this analysis also reflects an impact of changes in interest rates on the carrying value of insurance contract liabilities and investment contract liabilities based on the assumption that the insurance contract liabilities and investment contract liabilities are measured using current interest rates. Also, this analysis is based on a change in an assumption while holding all other assumptions constant.

	As of March 31,
	2010	2009
	(Yen in millions)
Property and Casualty insurance
Parallel Movement of Yield Curve
Financial assets
Estimated approximate effects on income before income taxes
Shift up 0.5%	(37,902)	(39,179)
Shift down 0.5%	36,562	40,836
Estimated approximate effects on shareholders’ equity
Shift up 0.5%	(24,215)	(25,035)
Shift down 0.5%	23,359	26,094
Insurance contract liabilities
Estimated approximate effects on income before income taxes
Shift up 0.5%	21,792	23,768
Shift down 0.5%	(20,781)	(24,708)
Estimated approximate effects on shareholders’ equity
Shift up 0.5%	13,923	15,188
Shift down 0.5%	(13,277)	(15,788)
Life insurance
Parallel Movement of Yield Curve
Financial assets
Estimated approximate effects on income before income taxes
Shift up 0.5%	(32,004)	(29,018)
Shift down 0.5%	35,902	32,559
Estimated approximate effects on shareholders’ equity
Shift up 0.5%	(20,419)	(18,543)
Shift down 0.5%	22,905	20,805
Insurance contract liabilities and investment contract liabilities
Estimated approximate effects on income before income taxes
Shift up 0.5%	29,684	28,722
Shift down 0.5%	(35,133)	(33,840)
Estimated approximate effects on shareholders’ equity
Shift up 0.5%	18,938	18,353
Shift down 0.5%	(22,415)	(21,624)

In relation to the sensitivity analysis of interest rate risk in the property and casualty business, no major fluctuations were observed during 2010 and 2009. In the life insurance business, the sensitivities both in the financial assets and insurance liabilities as of March 31, 2010 increased compared to those as of March 31, 2009 due to increases in the investment assets and insurance liabilities derived from the stable business growth of the business.

The sensitivity analysis for interest rate risk illustrates how changes in the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the balance sheet date.

In relation to financial assets and derivative positions described in this note, management monitors the sensitivity of reported interest rate movements on a quarterly basis by assessing the expected changes in the different portfolios due to parallel movements in all yield curves.

Sensitivity analysis—equity price risk

Management monitors movements of financial assets and equity market risk movements on a quarterly basis by assessing the expected changes in the different portfolios due to parallel movements in the stock exchange index (i.e., TOPIX) with all other variables held constant and the entire Nipponkoa’s equity portfolio in that particular index fluctuating proportionally. The equity securities reflected in this table are classified either at fair value through income or available for sale.

	Estimated approximate effects on total income	Estimated approximate effects on equity
	(Yen in millions)
Property and casualty insurance
2010
Equity increase 10%	8,115	51,143
Equity decrease 10%	(15,093)	(51,143)
2009
Equity increase 10%	7,654	44,878
Equity decrease 10%	(29,098)	(44,878)

	Estimated approximate effects on total income	Estimated approximate effects on equity
	(Yen in millions)
Life insurance
2010
Equity increase 10%	—	533
Equity decrease 10%	—	(533)
2009
Equity increase 10%	—	410
Equity decrease 10%	—	(410)

Sensitivity analysis—currency risk

The estimated effects on total income and shareholders’ equity from movements in the exchange rates of Nipponkoa’s non-yen currencies relative to the yen, included in the table below, are due to the translation of foreign currency exposures from monetary assets and liabilities denominated in foreign currencies.

	As of March 31,
	2010	2009
	(Yen in millions)
Movements of markets
Estimated effects on total income
Increase by 10% of non-yen currencies relative to the yen:
Financial assets	5,546	3,718
Insurance contract liabilities	—	—
Decrease by 10% of non-yen currencies relative to the yen:
Financial assets	(6,239)	(6,123)
Insurance contract liabilities	—	—

	As of March 31,
	2010	2009
	(Yen in millions)
Estimated effects on equity
Increase by 10% of non-yen currencies relative to the yen:
Financial assets	6,489	5,518
Insurance contract liabilities	(3,805)	(3,252)
Decrease by 10% of non-yen currencies relative to the yen:
Financial assets	(6,489)	(5,518)
Insurance contract liabilities	3,805	3,252
Risk Management Functions and Other Risks

Nipponkoa classifies the Nipponkoa’s group’s risks it must manage in the course of its business operations into eight categories: insurance underwriting risk; asset management risk; system risk; administrative risk; domestic affiliate business risk; overseas business risk; disaster risk; and reputation risk, with the market risks discussed above falling under the categories of asset management risk and, in part, insurance underwriting risk. For operations that involve exposure to each of the eight risk categories, departments work to identify, analyze, evaluate and manage all such risks.

The risk management status of each operating department is controlled using a comprehensive approach across the entire organization by the Risk Management Committee. This multilevel framework facilitates a comprehensive approach to risk management. In adopting this approach, Nipponkoa is building a risk management system directly linked to management decision-making and working to further strengthen its risk management functions.

Insurance underwriting risk

Insurance underwriting risk refers to Nipponkoa’s risk of loss which arises when the premium rates and policy conditions, underwriting standards, reinsurance recoverables, and guaranteed yields under savings-type policies, among others, materially deviate from the levels needed to fund its actual claim payments, operational expense payments, and maturity-refund payments. Nipponkoa sub-divides the insurance underwriting risk into four categories—”general insurance risk”, “catastrophe risk”, “reinsurance risk”, and “guaranteed yield risk”—and manage them accordingly.

•

General insurance risk: Nipponkoa defines general insurance risk as its risk of loss which arises where, due to changes in economic environment, fluctuations in the frequency of accidents covered, or other factors, the premium rates, policy conditions and underwriting standards materially deviate from the levels needed for the actual claim payments and operational expenses. Nipponkoa manages this risk by reviewing the profit and loss under each line of its insurance products and revising the terms and underwriting standards as necessary.

•

Catastrophe risk: Catastrophe risk is defined as Nipponkoa’s risk of loss caused by cumulative damages from a large-scale earthquake, windstorm, flood or other natural disaster. To manage this risk, Nipponkoa calculates the probable maximum loss for catastrophe. Nipponkoa further purchases reinsurance coverage while taking its catastrophe reserve in to consideration.

•

Reinsurance risk: Nipponkoa defines reinsurance risk as a risk of loss caused by its inability to obtain, or recover under, adequate reinsurance coverage due to the bankruptcy or other failure of reinsurers or changes in the insurance and reinsurance markets. In order to ensure the ability to collect the recoverables under the reinsurance coverage, Nipponkoa selects reinsurers based on such factors as credit ratings by various rating agencies and regularly reviews those reinsurers’ creditworthiness. Nipponkoa also takes measures to avoid excessive dependence on a particular reinsurer.

•

Guaranteed yield risk: Guaranteed yield risk is the risk of loss where the actual yield of Nipponkoa’s management of the funds from savings-type accounts underperforms the guaranteed yield for savings-type policies sold. Based on the principle of asset and liability management, Nipponkoa strives to set appropriate committed interest rates based on the asset management environment such as market interest rates.

Asset management risk

Asset management risk refers to Nipponkoa’s exposure to uncertainty of future cash flows and market price volatility in general. Nipponkoa evaluates asset management risk using a common value-at-risk metric in order to confirm the adequacy of Nipponkoa’s capital reserves. It manages this risk by carefully subdividing it into market risk, credit risk, liquidity risk and real estate investment risk.

•	Market risk: For a discussion of this risk, see “—Market Risk Generally” above.

•

Credit risk: Nipponkoa holds as assets equities, bonds, loans, etc. However, if the companies that have issued these securities and/or bonds, the parties responsible for repayment of those loans should go bankrupt, or other events occur, it is conceivable that the equities and bonds of such companies could fall in value, and that collection of principal and interest could prove impossible. Such losses could affect Nipponkoa’s financial condition and business performance.

•

Liquidity risk: If it should become difficult to manage cash flow due to the occurrence of a major disaster, or if there is a sudden increase in payouts as the result of a sharp rise in insurance contract cancellations, or if Nipponkoa is forced to sell assets or raise funds when the markets are disrupted or under other adverse conditions, Nipponkoa’s financial condition and business performance may be affected.

•

Real estate investment risk: Nipponkoa is subject to real estate investment risk due to the market fluctuation in real estate prices and rents. Therefore, it engages in risk management according to such characteristics, while it works to improve the profitability of the real estates.

System risk

System risk refers to Nipponkoa’s risk of financial loss due to troubles or malfunctions of, or unauthorized use of, Nipponkoa’s computer system with which Nipponkoa operates. In order to control this risk, it sets certain security standards and implement information protective measures. In this connection, Nipponkoa’s information system development division and system users work together to safeguard Nipponkoa’s possession of protected information.

Administrative risk

Administrative risk refers to Nipponkoa’s risk of financial loss caused by administrative oversight on the part of, as well as inappropriate or criminal activities by, Nipponkoa’s officers, employees and agents. As a measure to systematically minimize the risk of administrative oversight, Nipponkoa formulates details rules and manuals for specific categories of administrative tasks while constantly improving Nipponkoa’s training programs.

Domestic affiliate business risk

Domestic affiliate business risk mainly refers to the risk of loss at Nipponkoa level due to the deteriorating performance of its affiliate companies. Nipponkoa manages domestic affiliate business risk at Nipponkoa as part of Nipponkoa’s group management.

Overseas business risk

Managed by Nipponkoa’s International Department, overseas business risk broadly refers to Nipponkoa’s risk of loss arising from its overseas operations. For example, overseas business is subject to inherent insurance risks that do not exist in the Japanese market. Also, assets held by overseas offices are affected by the economic conditions of the country in which they are located. Overseas business risk therefore encompasses such risks as Nipponkoa’s insurance underwriting risks overseas, asset management risks overseas, system and administrative risks overseas and other risks.

Disaster risk

There is a possibility that damage resulting from natural disasters, industrial disasters and other human-caused disasters may impair the execution of normal business operations of Nipponkoa. Depending on the extent of such damage, Nipponkoa’s operational management and/or business performance may be affected.

Reputation risk

Reputation risk refers to Nipponkoa’s risk of loss because certain facts or events, or public perception of such facts or events, tarnish Nipponkoa’s reputation in the industry. In contrast with other categories of risks but disaster risk, reputation risk, by nature, is not amenable to preemptive mitigating measures. Therefore, Nipponkoa controls this risk by training, through the use of manuals or otherwise, Nipponkoa’s officers, employees and agents to adequately respond to harmful facts or events when they arise.

Integrated Risk Management

In managing the eight categories of risks it identifies in the course of its business operations, Nipponkoa implements an integrated risk management system to help maintain sound business management and to ensure the effective and efficient use of management resources. Under this system, the risks such as underwriting risk and asset management risk are evaluated using a Value at Risk (“VaR”) metric in order to confirm the adequacy of the company’s capital reserves. Also, sensitivity analysis is utilized to analyze a variety of risks such as asset management risk. Value at Risk refers to the maximum putative loss from future events within a given probability range. In evaluating whether it has adequate capital to cover its retained risk, Nipponkoa calculates the maximum annual loss at the confidence level of both at 99% level (once-in-a-century worst-case event) and 99.5% level (once-in-200-years worst-case event). Nipponkoa also conducts stress testing to estimate the potential effect on its business of specific putative events such as large-scale natural and other disasters.

Item 12.	Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15T.	Controls and Procedures.

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of March 31, 2010. Based on that evaluation, these officers concluded that the disclosure controls and procedures were effective as of that date.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934) or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 16A.	Audit Committee Financial Expert.

Our board of Corporate Auditors has determined that we do not have an “audit committee financial expert” as defined in Item 16A of Form 20-F. We have a certified public accountant versed in the standards of accounting of Japan, who would fulfill the role as a financial expert. We also consider that the combined knowledge, skills and experience of the members of our Board of Corporate Auditors enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities, and that our Board of Corporate Auditors has functioned and can continue to function effectively without appointing a member who would qualify as an audit committee financial expert under Item 16A. In addition, the Corporate Auditors have the power and authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities.

Item 16B.	Code of Ethics.

We have adopted a code of ethics, “Corporate Officer Regulations”, which applies to all of our personnel, including our chief executive officer, chief financial officer, directors, and executive officers. The text of our code of ethics is attached as exhibit 11.1 to this annual report.

Item 16C.	Principal Accountant Fees and Services.

Fees Paid to the Independent Auditor

The board of directors of Sompo Japan engaged Ernst & Young ShinNihon LLC to perform an annual audit of its financial statements in the fiscal years ended March 2010 and 2009. The following table presents information concerning fees paid to Ernst & Young ShinNihon LLC and Ernst & Young international member firms (“EY”) in those years.

	Year Ended March 31,
	2010	2009
	(Yen in millions)
Audit fees(1)	¥578	¥802
Audit-related fees(2)	9	19
Tax fees(3)	8	23
All other fees(4)	6	1

Total	¥601	¥845

(1)	These are fees for professional services for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for diagnostic review of internal controls.
(3)	These are fees for professional tax services performed including tax compliance, tax advice and tax planning.
(4)	These are fees for all other services except those separately defined above.

The board of directors of Nipponkoa engaged PricewaterhouseCoopers Aarata to perform an annual audit of its financial statements in the fiscal years ended March 2010 and 2009. The following table presents information concerning fees paid to PricewaterhouseCoopers Aarata and PricewaterhouseCoopers international member firms (“PwC”) in those years.

	Year Ended March 31,
	2010	2009
	(Yen in millions)
Audit fees(1)	¥330	¥604
Audit-related fees(2)	—	165
Tax fees(3)	24	5
All other fees(4)	110	1

Total	¥464	¥775

(1)	These are fees for professional services for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These fees consist of various advisory services.
(3)	These are fees for professional tax services performed including tax compliance, tax advice and tax planning.
(4)	These are fees for all other services except those separately define.

Pre-Approval of Services Provided by EY and PwC

Our corporate auditors have adopted policies and procedures for pre-approving all audit and permissible non-audit work performed by EY and all audit work performed by PwC. Specifically, the policies and procedures prohibit EY from performing any services for NKSJ or its subsidiaries without the prior approval of our corporate auditors.

All of the services provided by EY to Sompo Japan or its subsidiaries between November 25, 2009, the date on which Sompo Japan and Nipponkoa jointly filed the Registration Statement on Form F-4 (No. 333-163336) relating to the Share Exchange, and March 31, 2010 were individually pre-approved by Sompo Japan’s corporate auditors, as the case may be, pursuant the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances. In addition, all of the services provided by PwC to Nipponkoa and its subsidiaries between November 25, 2009 and March 31, 2010 were individually pre-approved by Nipponkoa’s corporate auditors, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 16D.	Exemption from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.	Changes in Registrant’s Certified Accountant.

Not applicable.

Item 16G.	Corporate Governance.

Not applicable.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.

Item 19.	Exhibits.

Exhibit Number		Description

1.1	—	Articles of Incorporation of the registrant (English translation)*

1.2	—	Share Administration Regulations of the registrant (English translation)

1.3	—	Board of Directors Regulations of the registrant (English translation)

1.4	—	Board of Corporate Auditors Regulations of the registrant (English translation)

4.1	—	Liability Limitation Agreement (for Outside Directors) of the registrant (English translation)

4.2	—	Liability Limitation Agreement (for Outside Corporate Auditors) of the registrant (English translation)

8.1	—	List of subsidiaries of the registrant (See “Organizational Structure in Item 4.C. of the Registrant’s annual report on Form 20-F)

11.1	—	Corporate Officer Regulations of the registrant (English translation)

12.1	—	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	—	Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.3	—	Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	—	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	—	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.3	—	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Registration Statement on Form F-4 (File No. 333-163336) filed by Sompo Japan Insurance Inc. and NIPPONKOA Insurance Company, Limited on November 25, 2009, as amended by a post-effective amendment filed by NKSJ Holdings, Inc. on April 1, 2010.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NKSJ HOLDINGS, INC.

By	/s/ HIROHISA KURUMIDA
Name:	Hirohisa Kurumida
Title:	Manager of Corporate Legal Department

Date: September 29, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Sompo Japan Insurance Inc.

We have audited the accompanying consolidated statements of financial position of Sompo Japan Insurance Inc. and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of three years in the period ended March 31, 2010. Our audits also included the financial statement schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sompo Japan Insurance Inc. and subsidiaries at March 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the three years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

September 29, 2010

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

	As of March 31,
	2010	2009
	(in millions of yen)
Assets:
Investments—other than investments in affiliates
Securities held-to-maturity:
Fixed maturities, at amortized cost (fair value ¥879,777 (2010), ¥856,615 (2009))	¥861,405	¥842,185
Securities available-for-sale:
Fixed maturities, at fair value (amortized cost ¥2,032,102 (2010), ¥1,939,033 (2009))	2,056,247	1,977,614
Equity securities, at fair value (cost ¥560,497 (2010), ¥561,395 (2009))	1,263,586	1,022,384
Trading securities:
Fixed maturities, at fair value	210,932	189,231
Equity securities, at fair value	43,128	35,601
Mortgage loans on real estate	29,408	36,185
Investment real estate	43,688	47,801
Policy loans	26,970	25,978
Other long-term investments	547,531	575,956
Short-term investments	39,290	15,262

Total investments	5,122,185	4,768,197
Cash and cash equivalents	287,051	330,332
Investments in and indebtedness of affiliates:
Investments	25,547	8,490
Indebtedness	30	83

Total investments in and indebtedness of affiliates	25,577	8,573
Accrued investment income	14,643	14,718
Premiums receivable and agents’ account balances	141,798	135,902
Reinsurance recoverable on paid and unpaid losses	189,421	204,765
Prepaid reinsurance premiums	179,272	191,981
Deferred policy acquisition costs	251,709	246,119
Property and equipment, net of accumulated depreciation	174,887	174,457
Derivative instruments	2,399	2,838
Goodwill	19,883	19,883
Present value of future profits	27,075	31,711
Deferred tax assets	2,141	3,251
Other assets	289,471	232,592

Total assets	¥6,727,512	¥6,365,319

See accompanying notes to the consolidated financial statements.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position—(Continued)

	As of March 31,
	2010	2009
	(in millions of yen)
Liabilities:
Policy liabilities and accruals:
Losses, claims and loss adjustment expenses	¥943,110	¥951,457
Unearned premiums	1,113,917	1,149,049
Future policy benefits for life insurance contracts	922,875	897,680

	2,979,902	2,998,186
Policyholders’ account balances	1,426,458	1,466,978
Subordinated bonds	128,000	—
Indebtedness to affiliates	58	185
Income taxes payable	4,146	6,512
Deferred tax liabilities	214,254	61,066
Retirement and severance benefits	79,639	122,915
Ceded reinsurance balances payable	59,637	65,640
Derivative instruments	114,246	204,982
Other liabilities	235,072	215,153

Total liabilities	5,241,412	5,141,617

Commitments and contingent liabilities

Equity:
Sompo Japan stockholders’ equity:
Common stock:
Authorized 2,000,000,000 shares, issued and outstanding—984,055,299 shares (2010) and 987,733,424 shares (2009)	70,000	70,000
Additional paid-in capital	76,246	76,152
Retained earnings	916,215	816,195
Accumulated other comprehensive income	416,522	253,417
Treasury stock, at cost, 3,188,703 shares (2009)	—	(2,840)

Total Sompo Japan stockholders’ equity	1,478,983	1,212,924

Noncontrolling interests	7,117	10,778
Total equity	1,486,100	1,223,702

Total liabilities and equity	¥6,727,512	¥6,365,319

See accompanying notes to the consolidated financial statements.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2010, 2009 and 2008

	2010	2009	2008
	(in millions of yen, Except per share amounts)
Revenues:
Property and casualty:
Net premiums written	¥1,291,003	¥1,315,235	¥1,368,723
Less: Increase in unearned premiums	(34,539)	(43,317)	(9,134)

Net premiums earned	1,325,542	1,358,552	1,377,857
Life insurance premiums	228,331	233,791	245,369
Net investment income	109,818	52,500	125,866
Realized gains (losses) on investments and unrealized gains (losses) on trading securities	71,279	(111,031)	23,501
Gains (losses) on derivative instruments	26,068	(59,892)	(152,552)
Other income	18,045	15,536	15,773

Total revenues	1,779,083	1,489,456	1,635,814

Expenses:
Property and casualty losses, claims and loss adjustment expenses:
Losses and claims incurred and provided for	796,363	780,967	849,610
Loss adjustment expenses	76,778	76,185	72,715

Total property and casualty losses, claims and loss adjustment expenses	873,141	857,152	922,325
Life and annuity contract benefits and losses	170,341	171,474	178,530
Interest credited to policyholders’ account balances	29,788	25,718	29,881
Amortization of deferred policy acquisition costs	222,276	222,835	227,728
Other expenses	309,161	302,391	290,680

Total expenses	1,604,707	1,579,570	1,649,144

Income (loss) before income tax expense (benefit)	174,376	(90,114)	(13,330)

Income tax expense (benefit):
Current	3,625	7,664	61,291
Deferred	58,503	(41,434)	(73,745)

Total income tax expense (benefit)	62,128	(33,770)	(12,454)

Net income (loss)	112,248	(56,344)	(876)

Less: Net income (loss) attributable to noncontrolling interests	(246)	(2,191)	765

Net income (loss) attributable to Sompo Japan	¥112,494	¥(54,153)	¥(1,641)

Net income (loss) attributable to Sompo Japan stockholders per share:
Basic:	¥114.25	¥(55.00)	¥(1.67)
Diluted:	¥114.16	¥(55.00)	¥(1.67)

See accompanying notes to the consolidated financial statements.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended March 31, 2010, 2009 and 2008

	2010	2009	2008
	(in millions of yen)
Net income (loss)	¥112,248	¥(56,344)	¥(876)

Other comprehensive income (loss), net of taxes:
Unrealized gains (losses) on securities:
Gross unrealized gains (losses) on securities	177,620	(363,267)	(375,675)
Reclassification adjustments for (gains) losses included in net income (loss)	(31,492)	32,819	(20,389)

Unrealized gains (losses) on securities	146,128	(330,448)	(396,064)
Foreign currency translation adjustments	2,948	(31,658)	(37,847)
Pension liability adjustments	14,207	369	(2,704)

Other comprehensive income (loss)	163,283	(361,737)	(436,615)

Comprehensive income (loss)	275,531	(418,081)	(437,491)
Less: Comprehensive income (loss) attributable to noncontrolling interests	(68)	(2,351)	720

Comprehensive income (loss) attributable to Sompo Japan	¥275,599	¥(415,730)	¥(438,211)

See accompanying notes to the consolidated financial statements.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2010, 2009 and 2008

	2010	2009	2008
	(in millions of yen)
Common stock:
Balance at beginning of year	¥70,000	¥70,000	¥70,000

Balance at end of year	70,000	70,000	70,000

Additional paid-in capital:
Balance at beginning of year	76,152	75,748	75,494
Issuance of stock options	465	443	243
Gains (losses) on sale of treasury stock	(154)	(39)	11
Changes in ownership interests in subsidiaries	(217)	—	—

Balance at end of year	76,246	76,152	75,748

Retained earnings:
Balance at beginning of year	816,195	891,467	908,944
Cumulative impact of the adoption of ASC 320-10, net of tax	11,022	—	—
Cumulative impact of the adoption of ASC 944-20, net of tax	(889)	—	—
Net income (loss) attributable to Sompo Japan	112,494	(54,153)	(1,641)
Dividends to Sompo Japan stockholders	(19,691)	(19,691)	(15,751)
Retirement of treasury stock	(3,102)	—	—
Others	186	(1,428)	(85)

Balance at end of year	916,215	816,195	891,467

Accumulated other comprehensive income:
Unrealized gains on securities:
Balance at beginning of year	317,745	648,159	1,044,029
Cumulative impact of the adoption of ASC 320-10, net of tax	(11,022)	—	—
Changes during the year, net	157,104	(330,414)	(395,870)

Balance at end of year	463,827	317,745	648,159

Foreign currency translation adjustments:
Balance at beginning of year	(56,307)	(24,775)	13,221
Changes during the year, net	2,816	(31,532)	(37,996)

Balance at end of year	(53,491)	(56,307)	(24,775)

Pension liability adjustments:
Balance at beginning of year	(8,021)	(8,390)	(5,686)
Changes during the year, net	14,207	369	(2,704)

Balance at end of year	6,186	(8,021)	(8,390)

Accumulated other comprehensive income at end of year	416,522	253,417	614,994

Treasury stock:
Balance at beginning of year	(2,840)	(2,843)	(2,833)
Changes during the year, net	2,840	3	(10)

Balance at end of year	—	(2,840)	(2,843)

Total Sompo Japan stockholders’ equity:
Balance at end of year	¥1,478,983	¥1,212,924	¥1,649,366

Noncontrolling interests:
Balance at beginning of year	10,778	7,177	9,955
Changes in ownership interests in subsidiaries	(3,525)	6,132	(3,118)
Net income (loss) attributable to noncontrolling interests	(246)	(2,191)	765
Dividends to noncontrolling interests	(73)	(104)	(149)
Other comprehensive income (loss) attributable to noncontrolling interests	178	(160)	(45)
Others	5	(76)	(231)

Balance at end of year	7,117	10,778	7,177

Total equity:
Balance at end of year	¥1,486,100	¥1,223,702	¥1,656,543

See accompanying notes to the consolidated financial statements.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2010, 2009 and 2008

	2010	2009	2008
	(in millions of yen)
Cash flow from operating activities:
Net income (loss)	¥112,248	¥(56,344)	¥(876)
Less : Net income (loss) attributable to noncontrolling interests	(246)	(2,191)	765
Net income (loss) attributable to Sompo Japan	112,494	(54,153)	(1,641)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	20,134	17,117	13,923
Net realized losses (gains) on investments	(54,275)	87,061	(56,770)
Deferred tax expense (benefit)	58,503	(41,434)	(73,745)
Stock option expenses	465	443	243
Interest credited to the policyholders’ account balances	29,788	25,718	29,881
Amortization of present value of future profits	4,635	5,861	5,023
(Gains) losses on derivative instruments	(26,068)	59,892	152,552
Decrease (increase) in assets:
Trading securities	(29,228)	92,803	70,948
Premiums receivable and agents’ account balances	(1,266)	(7,119)	2,401
Deferred policy acquisition costs	(5,505)	(4,278)	(583)
Other assets	(11,903)	1,559	(20,251)
Increase (decrease) in liabilities:
Policy liabilities and accruals for losses, claims and loss adjustment expenses	(13,522)	(27,375)	36,991
Unearned premiums	(38,054)	(43,801)	(8,392)
Future policy benefits for life insurance contracts	24,169	17,803	57,556
Income taxes payable	(2,366)	(64,498)	21,883
Retirement and severance benefits	(3,793)	206	1,294
Other liabilities	(24,713)	5,441	(36,673)

Net cash provided by operating activities	39,495	71,246	194,640

Cash flow from investing activities:
Proceeds from investments sold or redeemed:
Fixed maturities securities, held-to-maturity	40,232	36,693	49,752
Fixed maturities and equity securities, available-for-sale	544,060	465,820	696,848
Mortgage loans on real estate	10,064	5,985	6,633
Other long-term investments	56,588	122,440	36,675
Cost of investments acquired:
Fixed maturities securities, held-to-maturity	(76,949)	(109,727)	(159,191)
Fixed maturities and equity securities, available-for-sale	(633,099)	(446,130)	(620,462)
Mortgage loans on real estate	(3,924)	(1,738)	(2,982)
Investment real estate	(554)	(1,000)	(1,449)
Other long-term investments	(19,437)	(61,086)	(38,874)
Decrease (increase) in short-term investments, net	(23,502)	3,667	582
Changes in investments and receivables from affiliates	(14,924)	(2,670)	(7,381)
Acquisition of property and equipment, net	(4,254)	(7,623)	(5,193)
Cost of investments in newly consolidated subsidiary, net of cash acquired	(628)	(964)	—
Other—net	9,042	(11,365)	9,066

Net cash used in investing activities	(117,285)	(7,698)	(35,976)

Cash flow from financing activities:
Proceeds from issuance of subordinated bonds	128,000	—	—
Deposits received from policyholders and interest on policyholders’ account balances	123,271	148,264	138,336
Withdrawal of deposits by policyholders	(193,150)	(203,574)	(242,136)
Increase in debt	(789)	(30)	(196)
Dividends paid to stockholders	(19,679)	(19,749)	(15,495)
Treasury stock acquired	(271)	(34)	(102)
Other—net	(4,320)	(774)	(1,573)

Net cash provided by (used in) financing activities	33,062	(75,897)	(121,166)
Net foreign exchange differences on cash and cash equivalents	1,447	(8,533)	(3,377)

Net change in cash and cash equivalents	(43,281)	(20,882)	34,121
Cash and cash equivalents at beginning of year	330,332	351,214	317,093

Cash and cash equivalents at end of year	¥287,051	¥330,332	¥351,214

Supplementary information of cash flow
Cash paid (refunded) during the year for:
Interest	¥3,958	¥707	¥630

Income taxes	¥(18,196)	¥75,515	¥39,342

See accompanying notes to the consolidated financial statements.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Basis of Presentation and Significant Accounting Policies

(1) Outline of Business Operations

Sompo Japan Insurance Inc. (“Sompo Japan”) and its subsidiaries (hereinafter referred to as “Sompo Japan Group” collectively) underwrite a wide range of property and casualty insurance and life insurance, mainly in Japan.

Sompo Japan was formed on July 1, 2002, through the merger between Yasuda Fire and Marine Insurance Co., Ltd. and Nissan Fire and Marine Insurance Co., Ltd. (“Nissan”). This merger was accounted for under the purchase method, and the assets and liabilities of Nissan and its subsidiaries were recorded at fair value as of July 1, 2002.

(2) Basis of Preparation of Consolidated Financial Statements

Sompo Japan and its domestic subsidiaries keep their books of accounts in accordance with the accounting principles generally accepted in Japan (“Japanese GAAP”). Its foreign subsidiaries generally keep the books of accounts in accordance with those of the countries of their domicile. Certain adjustments and reclassifications have been made to the accompanying consolidated financial statements to conform to accounting principles generally accepted in the U.S. (“U.S. GAAP”). The FASB Accounting Standards Codification (“Codification”) was launched on July 1, 2009. The Codification reorganized the thousands of U.S. GAAP pronouncements into the single source of authoritative U.S. GAAP for nongovernmental entities. Based on the Codification, accounting standards or guidance applied included in U.S. GAAP are classified by number of Accounting Standards Codification (“ASC”). As the Codification is not intended to change U.S. GAAP but rather consolidates it into a single set of rules, adoption of the Codification by Sompo Japan Group has not had a material financial impact on these consolidated financial statements. All technical references to U.S. GAAP pronouncements within these consolidated financial statements have been replaced with the relevant Codification topic or sub-topic references.

(3) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Sompo Japan and its majority-owned subsidiaries. In addition, Sompo Japan consolidates variable interest entities (“VIEs”) for which Sompo Japan Group are deemed to be the primary beneficiary. A VIE is an entity in which equity investors do not have the characteristic of controlling financial interest or an entity which does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. If Sompo Japan Group will absorb a majority of a VIE’s expected losses or receive a majority of a VIE’s expected residual returns, Sompo Japan Group would be deemed to be the primary beneficiary and then would be required to consolidate such a VIE. Refer to Note 2 “Investments” for additional information.

Financial results of certain subsidiaries are as of December 31 (their respective year ends) and are included in the consolidated financial statements as of that date. No material changes have occurred to these subsidiaries that warrant disclosure in those financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in investment trusts, limited partnerships, investment business partnerships and/or affiliates in which Sompo Japan Group has significant influence are accounted for under the equity method.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The carrying amount of investments in affiliates as of March 31, 2010 and 2009 amounted to ¥25,547 million and ¥8,490 million, respectively. The proportionate shares of the affiliates’ gains (losses) which are included in “Other income” or “Other expenses” for the years ended March 31, 2010, 2009 and 2008 are ¥784 million, ¥(939) million and ¥(1,520) million, respectively.

Sompo Japan Group’s significant affiliated companies accounted for under the equity method are included in “Investments in and indebtedness of affiliates” in the consolidated statements of financial position, including Yasuda Enterprise Development Co., Ltd., Saison Automobile & Fire Insurance Co., Ltd., Hitachi Capital Insurance Corporation, Berjaya Sompo Insurance Berhad, Universal Sompo General Insurance Company Ltd. and Maritima Segros S.A. Investment in Saison Automobile & Fire Insurance Co., Ltd. was accounted for under the equity method until the year ended March 31, 2009 but due to an additional acquisition of its shares by Sompo Japan Group during the year it came within the scope of the consolidation of Sompo Japan Group for the year ended March 31, 2010. Investment in Maritima Segros S.A. has been accounted for under the equity method since July 2009 in which Sompo Japan acquired the shares in Maritima Segros S.A. through its subsidiary, Yasuda Segros S.A.

Yasuda Enterprise Development Co., Ltd. (“YED”)—

Sompo Japan owns 50% of the outstanding shares of YED which manages various venture capital funds in Japan to maximize return on investors’ equity in those funds.

Saison Automobile & Fire Insurance Co., Ltd. (“SAFI”)—

SAFI primarily provides voluntary automobile insurance and fire insurance in the Japanese market. As of March 31, 2008, Sompo Japan held 27.7% of SAFI’s outstanding shares. During the year ended March 31, 2009, Sompo Japan acquired an additional 18.8% of equity in SAFI from a third party, which led to a total of 46.5% of equity in SAFI as of March 31, 2009.

During the year ended March 31, 2010, Sompo Japan acquired an additional 17.3% of equity in SAFI from a third party, which led to a total of 63.8% of equity in SAFI. As a result of this transaction, Sompo Japan obtained control over SAFI which then came in the scope of consolidation of Sompo Japan Group. In the accompanying consolidated financial statements, SAFI’s results of operation and financial position have been consolidated for the year ended March 31, 2010.

Hitachi Capital Insurance Corporation (“HCI”)—

HCI primarily sells group disability insurance and fire insurance in the Japanese market. Hitachi Capital Corporation, a subsidiary of Hitachi, Ltd. (“Hitachi”), holds a majority of the voting shares of HCI. Sompo Japan, which holds 20.6% of the outstanding shares as of March 31, 2010, cooperates with the Hitachi group to assist HCI with the expansion of its business.

Berjaya Sompo Insurance Berhad (“Berjaya”)—

Sompo Japan Group owns 30.0% of the outstanding shares of Berjaya which offers property and casualty insurance in Malaysia.

Universal Sompo General Insurance Company Ltd. (“USGI”)—

Sompo Japan owns 26% of the outstanding shares of USGI which is a joint venture among Sompo Japan, two Indian national banks and an Indian private bank to sell property and casualty insurance in India.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Maritima Seguros S.A. (“Maritima”)—

Maritima develops retail insurance business in Brazil. On July 24, 2009, Sompo Japan acquired through its subsidiary, Yasuda Segros S.A., 50% of Maritima’s common shares and a part of its non-voting shares for ¥15,538 million. Because of the voting shares and management positions Sompo Japan Group holds, the shares in Maritima have been accounted for under the equity method.

(4) Use of Estimates

In preparing the consolidated financial statements in accordance with U.S. GAAP, management of Sompo Japan made certain estimates and assumptions in the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Significant estimates made by management of Sompo Japan are used in determining recoverability of deferred tax assets, ultimate losses of each insurance product to record liability for losses, claims and loss adjustment expenses, future policy benefits for life insurance contracts, measurement of goodwill and present value of future profits, deferred policy acquisition costs and related amortization, valuation of derivative instruments, retirement and severance benefits, other-than-temporary impairments of investments, and the fair value measurements of certain financial assets and liabilities. Actual results may differ from these estimates.

(5) Investments—other than investments in affiliates

Held-to-maturity securities for which Sompo Japan Group has both the positive intent and ability to hold until maturity are recorded at amortized cost. The amortized cost is adjusted for amortization of premiums and accretion of discounts to maturity using the constant effective yield method. Such amortization and accretion is included in “Net investment income”. Other-than-temporary declines in fair value below book value are recognized in “Realized gains (losses) on investments and unrealized gains (losses) on trading securities” in the consolidated statements of operations, except for those recognized in other comprehensive income as non-credit component under ASC 320-10.

Available-for-sale fixed maturity and equity securities are recorded at fair value. Other-than-temporary declines in fair value below book value are recognized in “Realized gains (losses) on investments and unrealized gains (losses) on trading securities” in the consolidated statements of operations, except for those recognized in other comprehensive income as non-credit component under ASC 320-10.

Unrealized gains (losses), net of taxes, on available-for-sale securities are recorded in “Accumulated other comprehensive income”. Gains and losses arising from the sale of securities are recognized as “Realized gains (losses) on investments and unrealized gains (losses) on trading securities” in the consolidated statements of operations. The cost of securities sold is determined mainly based on the weighted average method. Refer to Note 2 “Investments” for further information about the other-than-temporary impairment of securities.

Trading securities are held for short-term investment purposes and are carried at fair value. Unrealized gains and losses on trading securities are charged to the consolidated statements of operations.

“Mortgage loans on real estate” and other loans included in “Other long-term investments” are carried at unpaid principal balances adjusted for amortization of premiums and accretion of discounts and net of allowance for credit losses. Interest income is accrued on the principal balance of the loan based on the loan’s contractual interest rate. Premiums and discounts are amortized using the effective yield method over the life of the loan. Interest income and amortization of premiums and discounts are reported in “Net investment income” on the consolidated statements of operations.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Allowance for credit losses are composed of specific allowance for specified borrowers in default and general allowances for any loans which are not classified as impaired. Loans are considered impaired when it is probable that, based upon current information and events, collection of all amounts due under the contractual terms of the loan agreement is doubtful. When it is determined that a loan is impaired, a specific allowance for credit losses is established for the excess carrying value of the loan over its estimated value. The loan’s estimated value is based on: the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the loan’s collateral. Sompo Japan Group estimates impairment collectively for all loans that are not deemed impaired. For these loans, Sompo Japan Group determines a general allowance so that such amounts reflect potential contingent losses for each loan portfolio. Allowance for credit losses is maintained at a level believed to be adequate to absorb estimated probable credit losses. Periodic evaluation of the adequacy of the allowance for credit losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.

Uncollectible amounts of principal are deducted from loans. If the obligation for repayment is expected to be satisfied mainly by collateral and there is no other reliable source of repayment, the collectible amount of the principal would be reduced to the lower amount of cost or collateral value. If collection of interest payments or repayments of principal of loans in accordance with contractual obligations is doubtful, they are accounted for upon the receipt of cash, except for the case that they meet the criteria of being fully secured by collateral and are in the process of actual collection. If collection is doubtful, the accrued interest on impaired loans is cancelled and deducted from current income. In addition, interest received is credited to the consolidated statements of operations subsequently only to the extent actually received in cash.

If there is doubt of ultimate collectability of the principal, all the amounts received on loans are either applied to the principal or recorded in “Net investment income” on the consolidated statements of operations when received, depending on the assessment of the collectability of the loans. If Sompo Japan Group reasonably believes all contractual obligations of repayment of principal and interest are to be received and there is continued performance of repayment in accordance with the contractual terms, the loans accounted for on the cash basis would be recorded on the accrual basis.

Policy loans are extended to policyholders of long-term insurance contracts with maturity repayment. Those long-term insurance products include personal accident insurance contracts that have a maturity repayment feature. The maximum amount available for loans is limited to 90% of surrender value. Policy loans are stated at cost, net of allowance for credit losses.

Other long-term investments primarily include loans other than mortgage loans on real estate, mutual funds with no publicly-disclosed market value and investments in limited partnerships. These mutual funds and limited partnerships are accounted for primarily under the equity method.

Short-term investments are recorded at cost or amortized cost, which approximates fair value.

Interest income on debt securities and loans and dividends on equity securities, as well as amortization of premiums and accretion of discounts on debt securities and loans, are accrued as they are earned and reported in “Net investment income”.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(6) Repurchase Agreements and Securities Lending Transactions

Sompo Japan Group is engaged in several types of securities lending transactions whereby certain securities from its portfolio are loaned to other institutions for short periods. If such loaned securities do not meet the criteria for transfer of control, such securities are included in the consolidated statements of financial position and remain in the relevant investment categories. When collateral is obtained by Sompo Japan Group under the securities lending program, such collateral is included in the consolidated statements of financial position and the corresponding liability is recorded in “Other liabilities” to recognize the obligation to return the collateral.

(7) Investment Real Estate, Property and Equipment, and Software

Investment real estate, property and equipment, and software are recorded at cost, less accumulated depreciation or amortization. As a general rule, buildings and software are depreciated or amortized using the straight-line method based on their estimated useful lives. Leasehold improvements, property and equipment are depreciated using the declining-balance method based on the estimated useful lives. Estimated useful lives of buildings and software are as follows:

Reinforced concrete	38 to 50 years
Steel frame	17 to 38 years
Wooden/Timber frame	15 to 24 years
Fixtures and facilities	3 to 18 years
Software	5 years

Maintenance and repair expenses are recorded as incurred. Renovations are capitalized to property and equipment. The cost and accumulated depreciation with respect to the assets retired or disposed of are written-off from the relevant asset accounts and accumulated depreciation accounts. Any gains or losses from the disposal of assets are charged to the consolidated statements of operations.

(8) Cash and Cash Equivalents

Cash equivalents include demand deposits, term deposits, call loans, certificates of deposit and debt securities with maturities of 3 months or less at the date of purchase.

(9) Derivative Instruments

Sompo Japan Group uses derivative financial instruments primarily for the purpose of hedging the market risk and foreign currency risk arising from its financial assets. Such derivative financial instruments include, but are not limited to, foreign exchange forwards and currency options. Sompo Japan Group also utilizes credit derivatives for the purpose of hedging the exposure to credit risk on loans and fixed maturity securities in the investment portfolio. In addition, Sompo Japan Group enters into contracts to offer guarantees on losses of credit default swaps that are referenced to collateralized debt obligation and asset backed securities, which are treated and accounted for as derivatives.

All derivative financial instruments are recorded at fair value in the consolidated statements of financial position. Changes in fair value are mainly reported as “Gains (losses) on derivative instruments”. Changes in the fair value for certain foreign exchange forward transactions in connection with insurance contracts denominated in foreign currencies are reported as “Other income” or “Other expenses” in the consolidated statements of operations.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10) Premium Revenues

Property and casualty insurance premiums are recognized on a pro-rata basis over the terms of the policies. The portion of premiums written related to the unexpired term of coverage is deferred and presented as “Unearned premiums” in the consolidated statements of financial position.

Premiums from traditional life insurance contracts are recognized as revenue when they are due from policyholders.

Premiums from universal life and investment-type products are reported as policyholders’ account balances. Revenues from these products consist of amounts deducted from policyholders’ account balances for mortality charges, policy administration charges and surrender charges.

Premiums are stated net of amounts ceded to reinsurers.

(11) Deferred Policy Acquisition Costs

Policy acquisition costs that vary with and are related to property and casualty insurance contracts and life insurance contracts acquired are deferred to the extent that they are deemed recoverable. Such costs include commissions to external sales agents, policy issuance and other underwriting costs.

Sompo Japan Group tests the recoverability of deferred policy acquisition costs annually to make sure that the capitalized amounts do not exceed the present value of anticipated gross profits. As a result of the test, Sompo Japan Group concludes that deferred policy acquisition costs on the consolidated statements of financial position are deemed recoverable.

The recoverability of deferred policy acquisition costs is also evaluated as part of the determination of the existence of premium deficiency. For property and casualty insurance contracts, premium deficiency reserves are considered, if necessary, for the material amount of the anticipated losses, loss adjustment expenses, commissions and other acquisition costs and maintenance costs that have not previously been expensed in excess of the recorded unearned premium reserve and future installment premiums on existing policies. For life insurance contracts, premium deficiency reserves are considered, if necessary, when a liability for future policy benefits less the present value of expected future gross premium are determined to be insufficient to provide for expected future policy benefits and expenses and to recover any unamortized policy acquisition costs. If a premium deficiency exists, deferred policy acquisition costs are reduced by the amount of the deficiency or to zero with the amount charged to “Amortization of deferred policy acquisition costs”. If the deficiency is in excess of deferred policy acquisition costs, Sompo Japan Group recognizes a reserve for the premium deficiency. For the years ended March 31, 2010, 2009 and 2008, Sompo Japan Group recognized a premium deficiency for short-duration insurance contracts and reduced deferred policy acquisition costs by ¥298 million, ¥341 million and ¥174 million, respectively, with the excess amount of ¥51 million, ¥1,177 million and ¥98 million increasing “Unearned premiums”.

Deferred policy acquisition costs for property and casualty insurance products are amortized over the period in which the relevant written premiums are earned. Deferred policy acquisition costs for traditional life insurance products are amortized over the terms in which the premiums are paid. Deferred policy acquisition costs for investment-type products are amortized by the constant yield method. Deferred policy acquisition costs for universal life-type products are amortized over the expected life of the contracts in proportion to estimated gross profits.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The American Institute of Certified Public Accountants provided guidance on accounting for deferred acquisition costs associated with internal replacements of certain insurance and investment contracts. This guidance defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Sompo Japan Group adopted this guidance as of April 1, 2007 to apply it to internal replacements occurring in the fiscal year beginning as of that date. The adoption did not have a material effect on Sompo Japan’s consolidated financial statements.

(12) Policy Liabilities and Accruals for Losses, Claims and Loss Adjustment Expenses

The liability for losses, claims and loss adjustment expenses for property and casualty insurance includes the accumulation of individual case estimates for claims that have been reported (“case reserves”) and estimates of claims that have been incurred but not reported (“IBNR reserves”) as well as estimates of the expenses associated with processing and settling all reported and unreported claims, less estimates of anticipated salvage and subrogation recoveries. Case reserves are estimated according to individual loss reports and IBNR reserves are determined using statistical methods to estimate ultimate loss based on historical experience. These liabilities are determined based on Sompo Japan Group’s estimates; therefore, the amount of liabilities may exceed or fall short of its estimates. Sompo Japan Group does not discount its liability for losses, claims and loss adjustment expenses.

Sompo Japan Group periodically reviews the estimation process and the determination of the reserve liability to verify reasonableness, and incorporates any adjustments in updating the liability with changes in estimates recorded as “Losses, claims and loss adjustment expenses”. The estimates are revised as historical loss experience develops, claims are additionally reported and settled, and information unavailable at the time of the initial estimation becomes available.

Reinsurance recoverable on unpaid losses and loss adjustment expenses are included in “Reinsurance recoverable on paid and unpaid losses” in the consolidated statements of financial position. The amount recoverable from reinsurers is estimated consistent with the estimation of the gross liability.

(13) Future Policy Benefits for Life Insurance Contracts

Future policy benefits for life insurance contracts include future policy benefits and losses for traditional life insurance contracts and provisions for unpaid life insurance policy claims.

Future policy benefits for traditional life insurance contracts are estimated using a net level premium method, based on actuarial assumptions including mortality, morbidity, expected rate of return, surrender, and expense ratios established when the policies were purchased for purchased contracts or the policies were written for other contracts. Assumptions for mortality and morbidity have been determined based on Sompo Japan Group’s experience when such policies were purchased or written. Such assumptions include a margin for adverse deviation, as well as the assumptions for expected rate of return, expense ratio and lapse rates. The assumed expected rate of return ranges from 1.05% to 4.15%, depending on year of issue and type of product.

Sompo Japan Group’s future policy benefits for life insurance contracts include the guaranteed benefit obligations with respect to certain types of nontraditional long-duration life insurance contracts and annuities. Refer to the detailed information on these products in Note 8 “Certain Nontraditional Long-Duration Contracts”.

The amount of unpaid life insurance policy claims represents the estimated liability for reported and incurred but not reported (“IBNR”) losses on life insurance contracts calculated on an undiscounted basis.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Although mortality, morbidity and interest rate assumptions are “locked-in” upon the issuance of new insurance or annuity contracts with fixed and guaranteed terms, significant changes in experience or assumptions may require Sompo Japan Group to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the margin for adverse deviation. See Note 1. (11) “Deferred Policy Acquisition Costs” for additional information regarding premium deficiency reserves.

(14) Policyholders’ Account Balances

Policyholders’ account balances are related to universal life contracts and investment-type contracts. Investment-type contracts include individual annuity contracts and deposit-type insurance contracts.

Policyholders’ account balances for universal life contracts represent deposits plus interest credited less withdrawals, expenses and mortality charges. Policyholders’ account balances for individual annuity contracts are calculated using a constant yield method. Interest rates range from 1.00% to 4.50% per annum, depending on the timing of contracts. The description of the policyholders’ account balances for deposit-type insurance contracts is as follows.

Deposit-type insurance contracts are long-term property and casualty insurance contracts accompanied by a savings feature in addition to insurance coverage.

The premium for the insurance portion is calculated in the same way as the premium for a traditional indemnity policy without any savings portion. The premium for the savings portion represents the present value of the lump-sum amount of maturity refund or annuity refund for a fixed period to be paid to policyholders. The value at maturity is calculated on a discounted basis using the expected rate of return and the “total loss termination” rate, both of which are fixed at inception of the contract. The “total loss termination” means an exceptional event that would cause a full payout of the insurance portion of the policy, and in such cases, the contract terminates without any maturity refund being paid to the policyholder. The weighted-average annual frequency of “total loss termination” is approximately 0.04% per annum. The amount of savings portion and interest included in the premiums received for “total loss termination” contracts are funded for maturity refunds of other contracts in force. Those funds from “total loss termination” contracts cannot be used for other purposes including indemnity claims for such terminated contract and other contracts.

Policyholders of deposit-type insurance contracts can terminate the contract before maturity by paying a pre-determined fee to Sompo Japan Group.

The premiums for the insurance portion are recognized as revenue over the period of the contract, generally in proportion to the amount to be covered by the insurance policy. The premiums received for the savings portion of such contracts are recorded as a liability called “Policyholders’ account balances” in accordance with deposit accounting rules. Policyholders’ account balances are recorded using the interest rate calculation method based on the present value of expected future cash flows. The amount of expected future cash flows is composed of the future maturity refund and the investment portion of outstanding insurance contracts, but does not include future surrender penalties. Interest rates applied to policyholders’ account balances vary depending on the timing of contracts and the type of the policy, ranging from 0.16% to 5.50%. At the end of each fiscal year, “Policyholders’ account balances” is adjusted to reflect the present value of contracts in force. The effects arising from the gap between the “total loss termination” rate committed at inception of the contract and the actual “total loss termination” rate is recognized as profit or loss for the current year. If the return from actual investment

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

performance by Sompo Japan Group exceeds the expected rate of return, Sompo Japan Group may make an additional payout to policyholders as a dividend at the sole discretion of Sompo Japan Group. The reserve for future dividend payout to policyholders is included in policyholders’ account balances and the amount of the reserves totaled ¥179 million and ¥292 million as of March 31, 2010 and 2009, respectively.

Policy acquisition costs are not charged to the savings portion of the contract. Costs associated with policy acquisition of deposit-type insurance contracts are charged to the insurance portion and amortized over the term of contract. The probability of premium deficiency, which is only relevant to the insurance portion, is determined as described in Note 1. (11) “Deferred Policy Acquisition Costs”.

Interest credited to policyholders’ account balances includes accrued interest and interest paid for investment-type contracts and universal life insurance contracts. Any return on investments attributable to policyholders with respect to investment-type contracts and universal life insurance contracts is presented on a gross basis in the consolidated statements of operations, included in “Net investment income” or “Realized gains (losses) on investments and unrealized gains (losses) on trading securities”.

See Note 12 “Fair Value of Financial Instruments” for information regarding fair value of policyholders’ account balances.

(15) Reinsurance

In the ordinary course of business, Sompo Japan Group enters into reinsurance contracts primarily as a purchaser of reinsurance to minimize probable losses from catastrophic events and/or other incidents that may lead to unfavorable results from underwriting.

Assets and liabilities related to reinsurance contracts are reported on a gross basis in the consolidated statements of financial position. Premiums for reinsurance and reinsurance losses are reported on a net basis in the consolidated statements of operations. Premiums, commissions, recovery fees, benefits and reserves relating to ceded reinsurance are accounted for on the same basis as those of the underlying policies covered by such reinsurance contracts.

If a reinsurance contract contains adequate risk transfer in accordance with accounting guidelines, the criteria to qualify for reinsurance accounting would be met. If a reinsurance contract does not contain adequate risk transfer, the contract is accounted for as a deposit.

For assumed foreign reinsurance, Sompo Japan Group accounts for the contracts by adopting the “periodic method” under which premiums are recognized as revenue over the policy term, and claims, including an estimate of claims incurred but not reported, are recognized as they occur.

Refer to Note 3 “Reinsurance” for further information about reinsurance agreements.

(16) Compulsory Automobile Liability Insurance

In accordance with Japanese law, all automobiles are required to be covered by specified amounts of compulsory automobile liability insurance for personal injury, and the insurance companies are to accept such coverage on a nonprofit basis.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Sompo Japan Group does not reflect any profit and loss resulting from underwriting of compulsory automobile liability insurance in its financial statements prepared in accordance with Japanese GAAP. However, in these consolidated financial statements presented in accordance with U.S. GAAP, gains or losses from underwriting compulsory automobile liability insurance have been reported in the consolidated statements of operations.

(17) Separate Accounts

Separate accounts are established in conformity with the Insurance Business Law of Japan and represent funds that have been administered and invested by Sompo Japan Group to meet specific investment objectives of the contract holders. The assets of each separate account are subject to general account claims that arise out of any other business of Sompo Japan Group. Assets representing contract holder funds are measured and presented as a general account asset. Any related liability is accounted for as a general account liability. Revenue and expenses related to such arrangements are reported in the respective revenue and expense lines in the consolidated statements of operations.

(18) Foreign Currency Translation

Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the effective exchange rates as of the balance sheet date. Revenues and expenses of the subsidiaries are translated at the weighted average exchange rates during the fiscal year. Gains and losses resulting from the translation of financial statements denominated in foreign currencies are excluded from the consolidated statements of operations and are recorded as “Foreign currency translation adjustments” in other comprehensive income.

Gains or losses resulting from foreign currency denominated transactions have been recognized in current income, included in “Other expenses”, as losses of ¥1,887 million, ¥1,470 million and ¥1,299 million for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

(19) Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangibles are tested for impairment whenever events or changes in circumstances would indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, Sompo Japan Group would recognize an impairment loss up to the extent that the carrying amount exceeds the fair value.

Fair value is determined primarily based on market prices, if available, or the estimated fair value based on an evaluation. Assets to be disposed of by sale are reported at the lower of the carrying amount or the fair value less estimated cost to sell.

(20) Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stocks outstanding during the period. The diluted earnings per share are computed by considering execution of rights or performance of contracts which would lead to issuance of new shares or conversion to common stocks.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(21) Goodwill and Present Value of Future Profits

Goodwill represents the excess of purchase price over the fair value of the net assets of the entity acquired in a business combination.

Present value of future profits (“PVFP”) represents the present value of profits embedded in the life insurance contracts and property and casualty insurance contracts acquired through business combination and are determined based on the net present value of future cash flows expected to be generated from the contracts in force at the date of business combination.

Goodwill is not amortized. PVFP of life insurance contracts is amortized over the related policy periods in proportion to premiums from the policies acquired. PVFP of property and casualty insurance contracts is amortized over the period in which the relevant written premiums are earned.

Goodwill is tested for impairment annually or when a triggering event requiring such test occurs. The goodwill impairment test follows a two step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the carrying value of a reporting unit exceeds its fair value, Sompo Japan Group proceeds to the second step to measure the impairment loss where the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. If the carrying amount of the reporting unit goodwill exceeds the implied goodwill value, an impairment loss is recognized in an amount equal to the excess. PVFP is subject to recoverability and loss recognition testing, in the manner in which it was acquired, at the end of each reporting period to evaluate impairment.

(22) Income Taxes

Deferred tax assets and liabilities are determined using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and deferred tax liabilities are measured using effective tax rates expected to be applied to taxable income for the year in which those temporary differences are expected to be recovered or settled. The effect of change in tax rate on deferred tax assets and deferred tax liabilities is recognized in income in the period that includes the enactment date. Valuation allowances are recorded when it is more likely than not that such assets would not be realized.

(23) Stock Options

Sompo Japan Group applies the fair value method to account for all stock options. Compensation costs are calculated by using the lattice model. Refer to Note 17 “Stock Options” for additional information.

(24) Accounting Changes and New Accounting Pronouncements

The following new accounting pronouncements relevant to Sompo Japan Group have been adopted during the year ended March 31, 2010:

Fair value measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements” which is now codified as ASC 820. The statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement clarified that fair value is the amount that would be received to sell an asset

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

or paid to transfer a liability in an orderly transaction between market participants. In addition, the statement also (1) requires a fair value measurement technique to include an adjustment for risks inherent in a particular valuation technique; (2) establishes a three-level hierarchy for fair value measurements based on the transparency of inputs used for valuation of an asset or liability; (3) nullifies the specific guidance in the FASB Emerging Issues Task Force (“EITF”) Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”, which requires deferral of profits at inception of a derivative transaction in the absence of observable data supporting the valuation technique; (4) eliminates the use of a blockage factor for fair value measurements of financial instruments trading in an active market; and (5) requires a reporting entity to consider its own credit risk (credit standing) in fair value measurement of liabilities held at fair value. The statement is effective for fiscal years beginning after November 15, 2007 and Sompo Japan Group adopted the statement as of April 1, 2008. In February 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”), which is codified as ASC 820 and permits the deferral of the effective date of the statement to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.

While Sompo Japan Group adopted the provisions of the Staff Position for financial assets and financial liabilities recognized or disclosed at fair value on a recurring or non-recurring basis as of April 1, 2008, the provisions of the statement for non-financial assets and liabilities measured at fair value on a non-recurring basis were applied as of April 1, 2009 based on the provisions of FSP SFAS 157-2. Adoption of the statement for non-financial assets and liabilities measured at fair value on a non-recurring basis did not have a material impact on the disclosure described in Note 12 “Fair Value of Financial Instruments”.

Measurement of fair value in inactive markets

In April 2009, the FASB issued FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” which is codified as ASC 820 and provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and also mandates increased disclosures around the nature and type of financial assets and financial liabilities measured at fair value. The Staff Position also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Staff Position is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively. Early adoption is permitted for periods ending after March 15, 2009.

Sompo Japan Group adopted the Staff Position for the year ended March 31, 2010. It did not have a material impact on the consolidated financial statements.

Valuation methodology for investments in certain entities that calculate net asset value per share

In September 2009, the FASB issued Accounting Standards Updates (“ASU”) No.2009-12, “Fair Value Measurements and Disclosures (Topic 820)—Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” that amends ASC 820 to permit, as a practical expedient, an entity to measure fair value of certain investments on the basis of the net asset value per share if certain criteria are met. The ASU is applied only to investments in investment companies and similar entities that do not have a readily determinable fair value. The ASU also clarifies the fair value hierarchy in which such investments should be classified and requires additional disclosures of those investments. The ASU is effective for interim and annual reporting periods ending after December 15, 2009.

Sompo Japan Group adopted the ASU for the year ended March 31, 2010. It did not have a material impact on the consolidated financial statements.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Decrease in ownership interests in subsidiaries

In January 2010, the FASB issued ASU No.2010-02, “Consolidation (Topic 810)—Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification” that amends ASC 810 to clarify certain guidance for decreases in ownership interests in subsidiaries. The ASU also provides the disclosure requirements for the valuation method applied to the measurement of the fair value of retained investments in the former subsidiary and the nature of continuing involvement and related party relationships. The ASU is effective for the beginning of the first interim or annual reporting period ending on or after December 15, 2009.

Sompo Japan Group adopted the ASU for the year ended March 31, 2010. It did not have a material impact on the consolidated financial statements.

Financial guarantee insurance contracts

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts” which is included in ASC 944, to clarify existing accounting guidance for financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Under the statement, a liability for the unearned premium revenue is recognized at the inception of financial guarantee insurance and reinsurance contracts on a contract-by-contract basis. Initial measurement of the unearned premium revenue is equal to the present value of the premiums due or expected to be collected over the period of the financial guarantee insurance and reinsurance contracts, using the risk-free discount rate. Sompo Japan recognizes and measures premium revenue over the period of the contract in proportion to the amount of insurance protection provided. Claim liabilities are recognized on a contract-by-contract basis when the present value of expected net cash outflows to be paid under the contract discounted using a risk-free rate as of the measurement date exceeds the unearned premium revenue and are subsequently remeasured each reporting period.

The new standard also requires expanded disclosures about financial guarantee insurance contracts. As a result of adopting financial guarantee amendments to ASC 944 on April 1, 2009, a cumulative effect adjustment reducing the opening balance of retained earnings of ¥889 million, net of tax, (¥1,391 million, pre-tax) was recorded at April 1, 2009. Accordingly certain line items in the consolidated financial statements will not be comparable between periods. The impact of adopting this guidance on Sompo Japan Group’s consolidated statements of financial position is as follows:

Transition adjustment
(in millions of yen)
Assets:
Premiums receivable and agents’ account balances	¥4,088

Total	¥4,088

Liabilities:
Policy liabilities and accruals:
Unearned premiums	¥5,245
Losses, claims and loss adjustment expenses	234

Total	¥5,479

Reduction to opening retained earnings upon adoption	¥(1,391)

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Accounting for business combinations

In December 2007, the FASB issued SFAS No. 141(revised), “Business Combinations” which is codified as ASC 805. The statement expands the definition of transactions and events that qualify as business combinations; requires that the full value of acquired assets and liabilities, including contingent considerations, be recorded at the fair value on the acquisition date and also requires the changes thereafter in valuation to be reflected in earnings rather than goodwill. The statement also changes the recognition timing for valuation; and requires acquisition costs to be expensed as incurred. The statement applies prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption and retroactive application are not permitted.

Sompo Japan Group adopted the statement for business combinations for which the acquisition date is on or after April 1, 2009. Adoption of the statement did not have a material effect on the consolidated financial statements.

Accounting for noncontrolling interests

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” which is codified as ASC 810. The statement requires expanded disclosures in the financial statements that clearly identify and distinguish between the interests of the parent’s owners and the noncontrolling owners of a subsidiary. The statement re-characterizes minority interests in consolidated subsidiaries as noncontrolling interests and requires the classification of noncontrolling interests as a component of equity, rather than as a liability or as mezzanine equity. Under the statement, a change in control will be measured at fair value. The statement also provides guidance on the accounting for transactions between an entity and noncontrolling interests. The statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 with early adoption not permitted.

Sompo Japan Group adopted the statement on April 1, 2009. It was applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Sompo Japan Group reclassified ¥(2,191) million and ¥765 million of previous minority interests in the consolidated statements of operations between “Income (loss) before income tax expense (benefit)” and “Net income (loss) attributable to Sompo Japan” for the years ended March 31, 2009 and 2008. In addition, ¥10,778 million of minority interests as of March 31, 2009 was reclassified to “Noncontrolling interests” in the consolidated statements of financial position as of March 31, 2009.

Repurchase financing agreements

In February 2008, the FASB issued FASB Staff Position FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” which is codified as ASC 860 and provides implementation guidance on whether a transfer of a financial asset and repurchase agreement involving the same financial asset entered into contemporaneously or in contemplation of each other must be evaluated as a single linked transaction or two separate transactions. The Staff Position, which is effective on a prospective basis for financial years beginning after November 15, 2008, requires the recognition of the transfer and the repurchase agreement as one linked transaction unless specific criteria are met.

Sompo Japan Group adopted the Staff Position on April 1, 2009 and it did not have a material impact on the consolidated financial statements.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Disclosures about derivative instruments and hedging activities

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” which is codified as ASC 815. The statement provides disclosure requirements for derivative instruments and hedging activities and applies to all derivative instruments, including bifurcated derivative instruments (and non-derivative instruments that are designated and qualify as hedging instruments) and related hedged items. The statement was developed to provide enhanced disclosures about a company’s derivative and hedging activities in an effort to assist the users of the financial statements in better understanding the nature of a company’s derivatives and hedging activities with respect to its risk exposures.

The statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The statement also encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

Sompo Japan Group adopted the statement on April 1, 2009. The statement did not have a material impact on the consolidated financial statements.

Equity method accounting considerations

In November 2008, the FASB ratified EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) which is codified as ASC 323 and clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 is effective prospectively for fiscal years beginning on or after December 15, 2008.

Sompo Japan Group adopted EITF 08-6 on April 1, 2009 and it did not have a material impact on the consolidated financial statements.

Enhanced disclosures about pension plan assets

In December 2008, the FASB issued FASB Staff Position No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” which is codified as ASC 715 and requires additional information to be disclosed about plan assets on an annual basis. With the Staff Position, a reporting entity is required to separate plan assets into the three fair value hierarchy levels and provide a roll-forward of the changes in fair value of plan assets classified as level 3. The Staff Position is effective prospectively for fiscal years ending after December 15, 2009.

Sompo Japan Group adopted the Staff Position for the year ended March 31, 2010. As the Staff Position is an accounting principle which expands disclosure requirements, it had no impact on the consolidated financial statements.

Recognition and presentation of other-than-temporary impairments (“OTTI”)

In April 2009, the FASB issued FASB Staff Position No. FAS 115-2, FAS 124-2, and EITF No. 99-20-2, “Recognition and Presentation of Other-Than-Temporary Impairments” which is codified as ASC 320-10. The Staff Position changes existing accounting requirements for OTTI on fixed maturity securities by:

•

Replacing the current requirement that a holder have the positive intent and ability to hold an impaired security to recovery in order to conclude an impairment was temporary with a requirement that an entity conclude it does not intend to sell an impaired security and it is not more likely than not it will be required to sell the security before the recovery of its amortized cost basis;

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

•

Requiring OTTI to be separated into the amount representing the decrease in cash flows expected to be collected, which is recognized in earnings and the amount related to all other factors, which is recognized in other comprehensive income (“OCI”);

•	Lowering the threshold for recognizing an OTTI from “probable” to “more likely than not”;

•	Requiring the total OTTI to be presented in the statements of operations with an offset for any amount of the total OTTI that is recognized in OCI;

•	Requiring the amount of the OTTI recognized in OCI to be amortized (through OCI) over the remaining life of the security for securities classified as held-to-maturity; and

•	Amending existing disclosure requirements and extending those requirements to interim periods.

The Staff Position is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.

Sompo Japan Group adopted the Staff Position for the year ended March 31, 2010 that resulted in an increase of ¥11,022 million to the beginning balance of “Retained earnings” with a corresponding decrease to “Accumulated other comprehensive income”.

Subsequent events

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” which is codified as ASC 855 and provides accounting and disclosure requirements of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, the statement defines:

•	The period after the balance sheet date during which events or transactions that may occur for potential recognition or disclosure in the financial statements are evaluated;

•	The circumstances under which a reporting entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and

•	Disclosures about events or transactions that occurred after the balance sheet date.

The statement applies prospectively to interim or annual financial periods ending after June 15, 2009. In February 2010, the FASB issued ASU No.2010-09, “Subsequent Events (Topic 855)—Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-09”) that removes the requirement for a U.S. Securities and Exchange Commission filer to disclose the date through which subsequent events are evaluated. AUS 2010-09 is effective upon issuance.

Sompo Japan Group adopted the statement for the year ended March 31, 2010 that was amended by ASU 2010-09 and it did not have a material impact on the consolidated financial statements.

Revisions to calculation of earnings per share

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” which is codified as ASC 260 and clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and therefore are included in the computation of earnings per share using the two-class method. With the Staff Position, all distributed and undistributed earnings are allocated to common shares and participating securities based on their respective rights to receive dividends. The Staff Position is effective for fiscal years beginning after December 15, 2008, with all prior period earnings per share data presented retrospectively adjusted.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Sompo Japan Group adopted the Staff Position on April 1, 2009. The Staff Position did not have a material impact on prospective or historical basic and diluted earnings per share amounts reported in the consolidated financial statements.

(25) Future accounting developments

The following new accounting pronouncements relevant to Sompo Japan Group will be adopted in future periods:

Measurement of liabilities at fair value

In August 2009, the FASB issued ASU No. 2009-05, “Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value” that clarifies how to measure the fair value for both of financial and non-financial liabilities in case that a quoted price in an active market for the identical liabilities is not available. The ASU also provides valuation methods and a hierarchy used to measure the liabilities and clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of fair value. The ASU is effective for the first reporting period, including interim periods, beginning after issuance.

Sompo Japan Group intends to adopt the ASU for the year ended March 31, 2011. This adoption is not expected to have a material impact on the consolidated financial statements.

Transfers of financial assets

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140” which is codified as ASC 860 and changes the requirements for derecognizing financial assets, eliminates the concept of a qualifying special-purposes entity (“QSPE”), and requires additional disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets accounted for as sales.

The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be recognized as a sale, as well as a clarification to the requirements needed to ensure isolation of the transferred assets has occurred from a legal perspective. The elimination of QSPEs will subject such entities to the revised consolidation guidance as described below, provided Sompo Japan Group still has variable interests in those entities at the adoption date. The statement becomes effective in the first annual reporting period that begins after November 15, 2009. Application of the revised guidance in the statement for transfers of financial assets is prospective after adoption.

Sompo Japan Group intends to adopt the statement on April 1, 2010 and is currently evaluating what impact it will have on its consolidated financial statements.

Consolidation of Variable Interest Entities

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” which is codified as ASC 810 and revises the existing accounting guidance in determining when a VIE should be consolidated. The statement requires a company to perform a qualitative analysis when determining whether it must consolidate a VIE. If a company has an interest that provides control over the most significant activities of a VIE and has the right to receive benefits or the obligation to absorb losses of the VIE, the company becomes the

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

primary beneficiary and must then consolidate the VIE. Under the new qualitative approach defined by the statement, a quantitative analysis of exposure to expected benefit and loss is no longer, by itself, the determining factor.

The statement also requires continuous assessments of whether a company is the primary beneficiary, which is different from the existing guidance that requires evaluation at the inception of the entity and only upon occurrence of certain events triggering reconsideration.

The statement contains special transition provisions governing whether the assets, liabilities, and noncontrolling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under the statement prior to the adoption date), fair value, or at unpaid principal balances. In certain cases, differences between the net amount added to the statements of financial position upon consolidation and the amount previously recognized on an unconsolidated basis will be recognized as a cumulative adjustment to retained earnings. The statement may also be optionally applied retroactively in previously issued financial statements, with a cumulative-effect adjustment to retained earnings.

In February 2010, the FASB issued ASU No.2010-10, “Consolidation (Topic 810)—Amendments for Certain Investment Funds” (“ASU 2010-10”) that provides that the consolidation requirements for certain entities that have all the attributes of an investment company or similar entity are deferred.

The statement along with ASU 2010-10 becomes effective in the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. Sompo Japan Group intends to adopt the statement on April 1, 2010 and is currently evaluating what impact it will have on the consolidated financial statements.

Expanded disclosures regarding fair value measurements

In January 2010, the FASB issued ASU No.2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements” that amends ASC 820-10 by adding disclosure requirements for significant transfers in and out of level 1 and 2 of the fair value hierarchy and activities of level 3 instruments on a gross basis. The ASU also clarifies the existing disclosures for the level of disaggregation, as well as inputs and valuation techniques.

The ASU becomes effective in the interim and annual reporting periods that begin after December 15, 2009, except for the new disclosures requirement regarding the activity in level 3 that becomes effective in the fiscal years beginning after December 15, 2010 including interim periods within those fiscal years. Adoption of this ASU has no impact on the consolidated financial statements as it is an accounting principle that expands disclosure requirements.

Scope exception related to embedded credit derivatives

In March 2010, the FASB issued ASU No.2010-11, “Derivatives and Hedging (Topic 815)—Scope Exception Related to Embedded Credit Derivatives” that clarifies the scope exception for embedded credit derivative features regarding the transfer of credit risk and indicates circumstances in which the scope exception is not applied. The ASU is effective at the beginning of the first fiscal quarter that begins after June 15, 2010 with early adoption permitted.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Sompo Japan Group intends to adopt the ASU on April 1, 2011 and is currently evaluating what impact it will have on its consolidated financial statements.

Disclosures about the credit quality of financing receivables and the allowance for credit losses

In July 2010, the FASB issued ASU No.2010-20, “Receivables (Topic 310)—Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” that requires disclosures for the nature of credit risk inherent in a company’s portfolio of financing receivables, how the risk is analyzed to estimate the allowance for credit losses, and change and reasons for the changes in the allowance for credit losses. In addition, the ASU also requires disclosures for aging of past due receivables, credit quality indicators, and modifications of financing receivables.

The disclosures as of the end of a reporting period are effective for interim and annual reporting periods that end on or after December 15, 2010, while the disclosures for activities that occur during a reporting period are effective for interim and annual reporting periods that begin on or after December 15, 2010. Adoption of this ASU has no impact on the consolidated financial statements as it is an accounting principle that expands disclosure requirements.

Accounting for investments in investment companies

In June 2007, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position No.07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” which is codified as ASC 946 and provides guidance for determining whether an entity is included in the scope of the AICPA Audit and Accounting Guide Investment Companies. The statement was expected to be effective for fiscal years that begin on or after December 15, 2007, with earlier application encouraged. However, the effective date of the statement was delayed indefinitely based on the FASB Staff Position SOP 07-1-1, “Effective Date of AICPA Statement of Position 07-1” which was issued in February 2008 and now is codified as ASC 946.

Sompo Japan Group does not expect that this adoption will have a material impact on the consolidated financial statements.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

2. Investments

The following table shows the summary of Sompo Japan Group’s investments in held-to-maturity fixed maturity securities as of March 31, 2010 and 2009.

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(in millions of yen)
2010
Government and government agencies and authorities other than U.S.	¥452,293	¥8,436	¥(621)	¥460,108
Municipalities and political subdivisions other than U.S.	71,295	2,290	—	73,585
Public utilities	85,492	2,879	(6)	88,365
Other corporate bonds	252,325	5,927	(533)	257,719

Total fixed maturities, held-to-maturity	¥861,405	¥19,532	¥(1,160)	¥879,777

2009
U.S. government and government agencies and authorities	¥7,841	¥91	¥—	¥7,932
Government and government agencies and authorities other than U.S.	397,251	13,065	(114)	410,202
Municipalities and political subdivisions other than U.S.	73,250	1,331	(44)	74,537
Public utilities	85,221	1,502	(87)	86,636
Other corporate bonds	278,622	3,346	(4,660)	277,308

Total fixed maturities, held-to-maturity	¥842,185	¥19,335	¥(4,905)	¥856,615

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table shows the summary of Sompo Japan Group’s investments in available-for-sale fixed maturity securities as of March 31, 2010 and 2009.

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(in millions of yen)
2010
U.S. government and government agencies and authorities	¥117,217	¥1,358	¥(5,442)	¥113,133
Government and government agencies and authorities other than U.S.	1,237,399	25,208	(9,905)	1,252,702
Municipalities and political subdivisions other than U.S.	31,239	296	(2)	31,533
Public utilities	115,129	4,550	(39)	119,640
Convertibles and bonds with warrants attached	1,384	6	(2)	1,388
Residential mortgage-backed securities	201,402	3,708	(262)	204,848
Commercial mortgage-backed securities	13,459	6	(477)	12,988
Asset-backed securities	5,179	128	—	5,307
Other corporate bonds	309,694	5,901	(887)	314,708

Total fixed maturities, available-for-sale	¥2,032,102	¥41,161	¥(17,016)	¥2,056,247

2009
U.S. government and government agencies and authorities	¥123,703	¥6,743	¥(196)	¥130,250
Government and government agencies and authorities other than U.S.	1,217,088	33,231	(2,363)	1,247,956
Municipalities and political subdivisions other than U.S.	48,992	181	(46)	49,127
Public utilities	91,907	2,975	(57)	94,825
Convertibles and bonds with warrants attached	2,685	—	—	2,685
Mortgage-backed securities	143,694	324	(1,830)	142,188
Other corporate bonds	310,964	3,229	(3,610)	310,583

Total fixed maturities, available-for-sale	¥1,939,033	¥46,683	¥(8,102)	¥1,977,614

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The amortized cost and fair value of fixed maturity securities by contractual maturity as of March 31, 2010 are shown below. Actual maturities may differ from contractual maturities as issuers may have the right to call or prepay obligations with or without penalties.

	Amortized cost	Fair value
	(in millions of yen)
Fixed maturities, held-to-maturity:
Due in one year or less	¥57,018	¥57,064
Due after one year through five years	286,856	293,591
Due after five years through ten years	135,074	140,895
Due after ten years	382,457	388,227

	¥861,405	¥879,777

Fixed maturities, available-for-sale:
Due in one year or less	¥209,584	¥210,102
Due after one year through five years	837,155	850,927
Due after five years through ten years	421,805	427,420
Due after ten years	563,558	567,798

	¥2,032,102	¥2,056,247

Proceeds from sale of available-for-sale fixed maturity securities prior to their scheduled maturity date and realized gains (losses) on the sale of these securities for the fiscal years ended March 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in millions of yen)
Proceeds from sale	¥212,125	¥198,362	¥299,115

Gross realized gains	¥6,330	¥5,491	¥20,457
Gross realized losses	(8,134)	(1,551)	(231)

Net realized gains (losses)	¥(1,804)	¥3,940	¥20,226

Proceeds from sale of available-for-sale equity securities and realized gains (losses) on the sale of these securities for the fiscal years ended March 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in millions of yen)
Proceeds from sale	¥105,221	¥68,993	¥106,929

Gross realized gains	¥65,310	¥25,429	¥35,779
Gross realized losses	(3,761)	(11,121)	(6,097)

Net realized gains	¥61,549	¥14,308	¥29,682

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Unrealized gains (losses) of available-for-sale equity securities as of March 31, 2010 and 2009 are as follows:

	2010	2009
	(in millions of yen)
Gross unrealized gains	¥706,542	¥469,741
Gross unrealized losses	(3,453)	(8,752)

Net unrealized gains	¥703,089	¥460,989

In the normal course of business, Sompo Japan Group may lend or pledge its investment securities to counterparties.

The fair value of investment securities lent to counterparties principally through securities lending transactions as of March 31, 2010 and 2009, where the counterparties have the right to sell or repledge the securities, is as follows:

	2010	2009
	(in millions of yen)
Fixed maturity securities	¥47,074	¥73,566
Equity securities	371	398

Total	¥47,445	¥73,964

The carrying amount of investment assets pledged as collateral to governments and counterparties in accordance with the applicable laws and agreements, as of March 31, 2010 and 2009 is as follows:

	2010	2009
	(in millions of yen)
Assets pledged as collateral (carrying amount):
Fixed maturities	¥68,608	¥84,291
Equity securities	9,558	926
Short-term investments	7,253	6,209

Total	¥85,419	¥91,426

Sompo Japan Group accepts investment securities that can be sold or repledged, mainly through securities borrowing transactions. The fair value of these borrowed securities amounted to ¥34,250 million and ¥26,501 million as of March 31, 2010 and 2009, respectively.

In the normal course of business, Sompo Japan Group may invest in securities or venture capital through continuing involvement with an investment trust or investment partnership.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Sompo Japan consolidates a VIE when Sompo Japan Group is considered the primary beneficiary. The following table shows the carrying amount and classification of the consolidated VIEs’ assets and liabilities as of March 31, 2010 and 2009. Creditors of the VIE do not have any recourse against Sompo Japan Group beyond the assets held by VIEs.

	2010	2009
	(in millions of yen)
Consolidated VIEs’ assets:
Securities held-to-maturity	¥—	¥7,841
Securities available-for-sale	3,537	—
Trading securities	235,172	195,566
Other long-term investments	31,370	23,225
Cash and cash equivalents	821	11,082
Derivative instruments	44	331
Other assets	5,771	14,845

Total assets	¥276,715	¥252,890

Consolidated VIEs’ liabilities:
Derivative instruments	¥84,619	¥147,080
Other liabilities	49,042	50,819

Total liabilities	¥133,661	¥197,899

Sompo Japan Group may also hold significant variable interests or be a sponsor that holds a variable interest in a VIE for which Sompo Japan Group is not the primary beneficiary, through holding retained interests. The following table shows the carrying amount and classification of the assets that relate to Sompo Japan Group’s variable interest in unconsolidated VIEs as of March 31, 2010 and 2009, for which Sompo Japan Group holds significant variable interests or acts as a sponsor holding variable interest. The maximum exposure to loss as a result of Sompo Japan Group’s involvement with the unconsolidated VIEs is ¥92,818 million and ¥81,716 million as of March 31, 2010 and 2009, respectively.

	Assets	Maximum exposure
	(in millions of yen)
2010
Type of variable interest held:
Equity securities, available-for-sale	¥49,088	¥49,088
Other long-term investments	43,730	43,730

Total	¥92,818	¥92,818

2009
Type of variable interest held:
Equity securities, available-for-sale	¥19,814	¥19,814
Other long-term investments	61,902	61,902

Total	¥81,716	¥81,716

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Accumulated depreciation for investment real estate as of March 31, 2010, 2009 and 2008, and depreciation expenses for investment real estate included in “Net investment income” for the years ended March 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in millions of yen)
Investment real estate:
Accumulated depreciation	¥34,243	¥35,074	¥34,686
Depreciation expense	¥1,292	¥1,353	¥1,362

“Other long-term investments” as of March 31, 2010 and 2009 include:

	2010	2009
	(in millions of yen)
Funds accounted for under the equity method	¥73,167	¥83,580
Limited partnerships	28,205	23,952
Collateral and guaranteed loans	189,866	188,553
Unsecured loans	246,376	266,530
Other	9,917	13,341

Total	¥547,531	¥575,956

“Short-term investments” primarily include investments that mature within one year as of the date of purchase.

“Net investment income” for the years ended March 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	(in millions of yen)
Investment income:
Fixed maturities	¥62,144	¥62,047	¥66,551
Equity securities	28,543	36,654	46,959
Mortgage loans on real estate	812	1,134	1,303
Investment real estate	4,626	4,402	4,300
Policy loans	1,001	957	897
Other long-term investments	19,372	(47,205)	10,426
Short-term investments	132	652	1,181
Other	2,305	3,509	4,808

Gross investment income	118,935	62,150	136,425
Less: Investment expenses	9,117	9,650	10,559

Net investment income	¥109,818	¥52,500	¥125,866

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Net realized gains (losses) and change in unrealized gains (losses) on fixed maturity securities, equity securities and other investments for the years ended March 31, 2010, 2009 and 2008 are as follows:

	Fixed maturities	Equity securities	Other investments	Net gains (losses)
	(in millions of yen)
2010
Realized gains (losses) on investments and unrealized gains (losses) on trading securities	¥2,705	¥74,325	¥(5,751)	¥71,279
Change in unrealized gains (losses) on investments other than trading securities	(14,436)	242,100	—	227,664

Total	¥(11,731)	¥316,425	¥(5,751)	¥298,943

2009
Realized gains (losses) on investments and unrealized gains (losses) on trading securities	¥(22,455)	¥(73,187)	¥(15,389)	¥(111,031)
Change in unrealized gains (losses) on investments other than trading securities	(24,615)	(492,383)	—	(516,998)

Total	¥(47,070)	¥(565,570)	¥(15,389)	¥(628,029)

2008
Realized gains (losses) on investments and unrealized gains (losses) on trading securities	¥14,535	¥12,662	¥(3,696)	¥23,501
Change in unrealized gains (losses) on investments other than trading securities	(3,804)	(615,615)	—	(619,419)

Total	¥10,731	¥(602,953)	¥(3,696)	¥(595,918)

“Realized gains (losses) on investments and unrealized gains (losses) on trading securities” on the consolidated statements of operations include changes in unrealized gains (losses) on trading securities in the amount of ¥30,670 million, ¥(23,970) million and ¥(33,269) million for the years ended March 31, 2010, 2009 and 2008, respectively.

During the year ended March 31, 2010, Sompo Japan contributed certain available-for-sale securities to a pension fund trust, with no cash proceeds thereon. The fair value of these securities at the time of contribution was ¥25,276 million. The securities held in this trust are qualified as plan assets. Upon contribution of these securities, a net unrealized gain of ¥22,454 million was realized and included in “Realized gains (losses) on investments and unrealized gains (losses) on trading securities” in the accompanying consolidated statement of operations. Since the unrealized gain, net of tax, had already been recorded as “Accumulated other comprehensive income”, the contribution itself did not impact the amount of comprehensive income.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table shows gross unrealized losses and fair value of investments other than investments in affiliates with unrealized losses that are not deemed to be other-than-temporarily impaired, segmented by investment category and length of period that individual securities have been in a continued unrealized loss position, as of March 31, 2010 and 2009.

	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(in millions of yen)
2010
Securities held-to-maturity:
Fixed maturities:
Government and government agencies and authorities other than U.S.	¥34,979	¥(323)	¥8,763	¥(298)	¥43,742	¥(621)
Public utilities.	1,361	(6)	—	—	1,361	(6)
Others	1,186	(14)	40,532	(519)	41,718	(533)

Total fixed maturities held-to-maturity	¥37,526	¥(343)	¥49,295	¥(817)	¥86,821	¥(1,160)

Securities available-for-sale:
Fixed maturities:
U.S. government and government agencies and authorities	¥69,563	¥(5,348)	¥361	¥(94)	¥69,924	¥(5,442)
Government and government agencies and authorities other than U.S.	203,198	(8,589)	21,863	(1,316)	225,061	(9,905)
Municipalities and political subdivisions other than U.S.	395	(1)	429	(1)	824	(2)
Public utilities.	2,704	(12)	1,006	(27)	3,710	(39)
Residential mortgage-backed securities	30,513	(101)	10,252	(161)	40,765	(262)
Commercial mortgage-backed securities	—	—	8,610	(477)	8,610	(477)
Others	33,754	(641)	17,871	(248)	51,625	(889)

Total fixed maturities available-for-sale	340,127	(14,692)	60,392	(2,324)	400,519	(17,016)

Equity securities	36,744	(3,089)	8,453	(364)	45,197	(3,453)

Total	¥414,397	¥(18,124)	¥118,140	¥(3,505)	¥532,537	¥(21,629)

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(in millions of yen)
2009
Securities held-to-maturity:
Fixed maturities:
Government and government agencies and authorities other than U.S.	¥11,573	¥(114)	¥—	¥—	¥11,573	¥(114)
Municipalities and political subdivisions other than U.S.	3,223	(7)	5,533	(37)	8,756	(44)
Others	67,462	(1,278)	68,057	(3,469)	135,519	(4,747)

Total fixed maturities held-to-maturity	¥82,258	¥(1,399)	¥73,590	¥(3,506)	¥155,848	¥(4,905)

Securities available-for-sale:
Fixed maturities:
U.S. government and government agencies and authorities	¥5,407	¥(196)	¥—	¥—	¥5,407	¥(196)
Government and government agencies and authorities other than U.S.	22,462	(267)	28,653	(2,096)	51,115	(2,363)
Municipalities and political subdivisions other than U.S.	8,779	(20)	6,415	(26)	15,194	(46)
Mortgage-backed securities	69,378	(712)	30,166	(1,118)	99,544	(1,830)
Others	91,797	(1,144)	61,267	(2,523)	153,064	(3,667)

Total fixed maturities available-for-sale	197,823	(2,339)	126,501	(5,763)	324,324	(8,102)

Equity securities	54,927	(8,056)	5,917	(696)	60,844	(8,752)

Total	¥252,750	¥(10,395)	¥132,418	¥(6,459)	¥385,168	¥(16,854)

Unrealized losses on fixed maturities above were mainly caused by changes in interest rates. Sompo Japan Group has the intent and ability to hold these investments until maturity or the market prices that are influenced by the fluctuation of interest rates recover. Therefore, Sompo Japan Group does not consider the impairment of these securities to be other-than-temporary.

When determining whether a decline in value is other-than-temporary, estimating the outcome of future events is required. Judgment by Sompo Japan Group’s management is necessary to determine whether factors exist that indicate if an impairment loss has been incurred at the end of reporting period.

Management considers the following factors when evaluating whether a decline in value is other-than-temporary: (1) extent of decline in fair value of the securities and period of time that the value of the securities has been in an unrealized loss, (2) the likelihood that those declines will reverse, judging from the qualitative information including creditworthiness of the issuer, forecast of the issuer’s financial performance, macroeconomic environment and industry outlook.

Specifically, the following facts would be considered to determine whether a decline in value is other-than-temporary for each type of securities.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For marketable equity securities, Sompo Japan Group evaluates individual securities and considers several facts including whether (a) Sompo Japan Group has determined or planned to sell the securities, (b) the fair value of the securities has continued to be below book value by 15% or more during the recent six-month period, (c) the fair value has been below book value by 30% or more as of the end of fiscal year, or (d) the fair value falls below book value by 10% or more and the amount of unrealized losses for the securities exceeds a certain amount. In such cases, Sompo Japan Group determines the recoverability for each security based on qualitative information.

For non-marketable equity securities, an impairment test is performed based on a fair value measurement. Sompo Japan Group considers whether a significant decline in value over a short period of time would reflect fundamental valuation issues including credit deterioration of the issuer. Notwithstanding, such equity securities are impaired if the fair value falls below book value by 30% or more.

For fixed maturity securities, Sompo Japan Group evaluates the following factors: (a) if any fixed maturities are determined to be sold or it is more likely than not that the Sompo Japan Group will be required to sell them before recovery of their amortized cost basis, such fixed maturity securities would be impaired regardless of the extent or duration of such decline; or (b) if the credit rating of an issuer is non-investment grade and such fixed maturities have been in an unrealized loss position for 12 months or more, such fixed maturities are impaired.

Effective April 1, 2009, Sompo Japan Group adopted ASC 320-10, which amends the other-than-temporary impairment (“OTTI”) model for debt securities. Under the new model, if an entity has the intent to sell a debt security or more likely than not will be required to sell a debt security before recovery of its amortized cost basis, the full amount of an OTTI loss shall be recognized immediately through earnings. Other than either case described above, an entity must evaluate expected cash flows to be received and determine if a credit loss exists, and if so, the amount of OTTI related to the credit loss shall be recognized in earnings, while the remaining decline in fair value shall be recognized in other comprehensive income, net of applicable taxes. As ASC 320-10 does not affect the OTTI model for equity securities, equity securities deemed other-than-temporarily impaired are written down to fair value, with the full decline recognized in earnings.

For certain debt securities held at April 1, 2009 for which an OTTI was previously recognized, Sompo Japan Group recorded the cumulative effect of initially applying ASC 320-10 as an increase to the beginning balance of “Retained earnings” with a corresponding adjustment to “Accumulated other comprehensive income”. Considering the factors that Sompo Japan Group does not intend to sell those securities, it is not more likely than not that the Group will be required to sell them before recovery of their amortized cost basis, and no credit deterioration exists in those securities, ¥11,022 million of OTTI charges previously recorded through earnings are reclassified to “Accumulated other comprehensive income”, net of tax (pre-tax amount of ¥17,247 million offset by tax effect of ¥6,225 million).

When the management of Sompo Japan Group determines that a decline in fair value below book value of those securities is other-than-temporary in view of these factors and others, the carrying amount of such securities is written down to fair value.

Sompo Japan Group recognized impairment losses on investment securities (excluding investments in affiliates) in the amount of ¥5,470 million, ¥65,255 million and ¥13,959 million for the years ended March 31, 2010, 2009 and 2008, respectively. For the fiscal year ended March 31, 2010, all the OTTI losses were recorded through earnings, not other comprehensive income.

Available-for-sale securities are stated at fair value in the consolidated financial statements. Changes in unrealized gains and losses, net of taxes, on securities available-for-sale shown above are included in other comprehensive income.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Sompo Japan Group performed an impairment test as of March 31, 2010, 2009 and 2008 for its investment in real estate for which it recognized that the fair value might fall below the carrying amount; Sompo Japan Group recognized impairment losses on its investment real estate in the amount of ¥379 million for the year ended March 31, 2010. No investment real estate was considered to be impaired for the years ended March 31, 2009 and 2008, respectively.

Loans are placed on a cash basis (non-accrual status) when it is deemed that the collection of interest or principal is doubtful, or when interest or principal is past due for 90 days or more.

The carrying amount of impaired loans and related specific allowance for credit losses as of March 31, 2010 and 2009 are as follows:

	Carrying amount			Allowance for credit losses
	Total	Without allowance	With allowances
	(in millions of yen)
2010:
Mortgage loans on real estate	¥2,885	¥323	¥2,562	¥675
Policy loans	36	—	36	0
Collateral and guaranteed loans	699	699	—	—
Unsecured loans	688	—	688	634

Total	¥4,308	¥1,022	¥3,286	¥1,309

2009:
Mortgage loans on real estate	¥2,122	¥110	¥2,012	¥538
Policy loans	16	—	16	0
Collateral and guaranteed loans	243	243	—	—
Unsecured loans	1,214	—	1,214	1,120

Total	¥3,595	¥353	¥3,242	¥1,658

The amount of general allowance for credit losses was ¥316 million and ¥270 million as of March 31, 2010 and 2009, respectively.

An analysis of activity in the total allowance for credit losses during the years ended March 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	(in millions of yen)
Allowances for credit losses
Balance at beginning of year	¥1,928	¥1,249	¥1,847
Increase (decrease)	(237)	717	(535)
Principal charge-offs	(66)	(38)	(63)

Balance at end of year	¥1,625	¥1,928	¥1,249

The recorded investment on loans in non-accrual status was ¥3,102 million and ¥3,139 million as of March 31, 2010 and 2009, respectively. The recorded investment in loans past due for 90 days or more and still accruing interest was ¥6 million and ¥4 million as of March 31, 2010 and 2009, respectively.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The average carrying amount of impaired loans was ¥3,969 million and ¥3,509 million for the years ended March 31, 2010 and 2009, respectively. The interest income in cash related to these impaired loans was ¥48 million, ¥62 million and ¥107 million for the years ended March 31, 2010, 2009 and 2008, respectively. The balance of loans which have not accrued any interest for the past 12 months was ¥1,157 million and ¥588 million as of March 31, 2010 and 2009, respectively.

Sompo Japan Group manages its investments to reduce credit risks by diversifying its portfolio among various investment products and industry sectors. Sompo Japan Group monitors creditworthiness of counterparties of all financial instruments by credit control procedures including credit approvals, credit limit approvals and other monitoring procedures. Collateral often includes pledges of assets including stocks and other assets, and guarantees.

In accordance with Sompo Japan Group’s internal policy, Sompo Japan Group’s portfolio is broadly diversified to ensure that there is no significant concentration of credit risk with any individual counterparties or group of counterparties. However, the following table sets forth the concentrations of credit risk exceeding 10 percent of total stockholders’ equity as of March 31, 2010 and 2009:

	2010	2009
	(in millions of yen)
Japanese government bonds at carrying amount	¥1,471,507	¥1,412,610

3. Reinsurance

Sompo Japan Group cedes risks to other insurance companies in order to diversify its insurance business and reduce potential losses arising from large catastrophic losses. Reinsurance contracts include proportional reinsurance, excess-of-loss reinsurance, facultative reinsurance and other types of reinsurance contracts.

Reinsurance contracts are determined in accordance with reinsurance treaty arrangements or negotiation regarding the individual risks. These reinsurance contracts are prospective reinsurance contracts. Sompo Japan Group records amounts paid for prospective reinsurance contracts as prepaid reinsurance premiums and amortizes the premium into expense over the contract periods in proportion to the amount of reinsurance protection provided. The amount recoverable from reinsurance contracts is estimated in a manner consistent with policy liabilities and accruals for losses, claims and loss adjustment expenses and future benefits associated with the underlying insurance contracts.

Reinsurance contracts do not relieve Sompo Japan Group from liability as a direct insurer. Therefore, Sompo Japan Group is exposed to credit risk of reinsurers to the extent that the reinsurer fails to execute their obligations to Sompo Japan Group. Sompo Japan Group evaluates financial conditions of reinsurers and reviews concentration of credit risks in order to minimize possible risk of significant loss arising from nonperformance of their obligation under reinsurance contracts by the reinsurers. No significant credit risks lie on a single reinsurer for the balance of prepaid reinsurance premiums or reinsurance recoverable on losses as of March 31, 2010, 2009 and 2008.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The effect of ceded reinsurance on the premiums written, premiums earned and losses and claims incurred of property and casualty insurance and life insurance for the years ended March 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	(in millions of yen)
Property and casualty:
Premiums written:
Direct	¥1,385,450	¥1,403,622	¥1,441,927
Assumed	150,196	156,977	212,850
Ceded	(244,643)	(245,364)	(286,054)

Net premiums written	¥1,291,003	¥1,315,235	¥1,368,723

Premiums earned:
Direct	¥1,413,386	¥1,439,032	¥1,466,258
Assumed	171,050	199,902	220,065
Ceded	(258,894)	(280,382)	(308,466)

Premiums earned	¥1,325,542	¥1,358,552	¥1,377,857

Losses and claims incurred:
Direct	¥821,856	¥785,428	¥904,480
Assumed	168,214	193,128	171,460
Ceded	(193,707)	(197,589)	(226,330)

Losses and claims incurred	¥796,363	¥780,967	¥849,610

Life:
Premiums earned:
Direct	¥230,085	¥235,600	¥247,317
Assumed	960	898	850
Ceded	(2,714)	(2,707)	(2,798)

Premiums earned	¥228,331	¥233,791	¥245,369

Life and annuity contract benefits and losses:
Direct	¥171,963	¥173,632	¥182,191
Assumed	—	—	—
Ceded	(1,622)	(2,158)	(3,661)

Policyholder benefits and losses	¥170,341	¥171,474	¥178,530

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

4. Deferred Policy Acquisition Cost

The following shows the policy acquisition costs deferred for amortization against future income and related amortization charged to income for property and casualty and life insurance operations for the years ended March 31, 2010, 2009 and 2008.

	2010	2009	2008
	(in millions of yen)
Property and casualty insurance:
Beginning of year	¥135,252	¥135,181	¥136,624
Deferred during current year	200,945	203,359	206,716
Amortized during year	(202,357)	(203,288)	(208,159)

End of year	¥133,840	¥135,252	¥135,181

Life insurance:
Beginning of year	¥110,867	¥107,159	¥105,067
Deferred during current year	26,927	23,249	21,666
Amortized during year	(19,919)	(19,547)	(19,569)
Change in shadow adjustment	(6)	6	(5)

End of year	¥117,869	¥110,867	¥107,159

5. Property and Equipment

The summary of property and equipment is as follows:

	2010	2009
	(in millions of yen)
Land	¥81,409	¥79,692
Buildings	219,623	213,301
Furniture and equipment	69,580	69,317
Construction in progress	705	905

Total at cost	371,317	363,215
Less: Accumulated depreciation	196,430	188,758

Net property and equipment	¥174,887	¥174,457

Depreciation expenses for property and equipment included in “Other expenses” amounted to ¥10,839 million, ¥10,443 million and ¥8,764 million for the years ended March 31, 2010, 2009 and 2008, respectively.

Furniture and equipment shown above include assets under capital lease agreements. The carrying amount of leased assets is ¥3,917 million and ¥3,663 million as of March 31, 2010 and 2009, respectively. Accumulated depreciation for assets under capital lease agreements amounted to ¥6,911 million and ¥5,527 million as of March 31, 2010 and 2009, respectively.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The summary of software included in “Other assets” is as follows:

	2010	2009
	(in millions of yen)
Software	¥57,459	¥44,878
Less: Accumulated amortization	22,574	17,102

Net software	¥34,885	¥27,776

The amortization for software included in “Other expenses” amounted to ¥7,433 million, ¥5,066 million and ¥3,050 million for the years ended March 31, 2010, 2009 and 2008, respectively.

6. Goodwill and Intangible Assets

Sompo Japan acquired all the outstanding shares of Sompo Japan Himawari Life Insurance Co., Ltd. (“Himawari”) through a step-by-step acquisition from 1993 through 2001. Sompo Japan Group recognized goodwill and PVFP as a result of the acquisition. These goodwill and PVFP amounts are attributable to the life insurance segment.

Sompo Japan acquired all the outstanding shares of Taisei Fire & Marine Insurance Co., Ltd. in October 2002. Sompo Japan Group recognized PVFP as a result of the acquisition. This PVFP is attributable to the property and casualty insurance segment.

Sompo Japan Group performs an impairment test for goodwill as of March 31 of each year. In addition, Sompo Japan Group performs an impairment test between the annual tests if any event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As a result of the impairment tests as of March 31, 2010, 2009 and 2008, Sompo Japan Group concluded that the goodwill was not impaired.

Sompo Japan Group also annually reviews PVFP for impairment. As a result, no impairments for PVFP were recognized for the years ended March 31, 2009 and 2008, respectively. During the year ended March 31, 2010, Sompo Japan Group recognized impairment of ¥293 million related to the PVFP associated with the acquisition of Taisei Fire & Marine Insurance Co., Ltd. The impairment is included on the Amortization line in the table below.

The following table shows summarized financial information regarding PVFP recognized by Sompo Japan Group as of March 31, 2010, 2009 and 2008.

	Property and casualty insurance			Life insurance
	2010	2009	2008	2010	2009	2008
	(in millions of yen)
Balance at beginning of year	¥2,809	¥3,065	¥3,330	¥28,902	¥34,507	¥39,265
Amortization	(603)	(275)	(285)	(4,753)	(6,445)	(5,707)
Interest	9	19	20	711	840	949

Balance at end of year	¥2,215	¥2,809	¥3,065	¥24,860	¥28,902	¥34,507

Accumulated amortization, net of interest expenses	¥3,448	¥2,854	¥2,598	¥79,436	¥75,394	¥69,789

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

With reference to PVFP for the life insurance segment, the interest accrual rates which vary by product range from 1.75% to 3.00% with weighted average amortization period of 38 years. With reference to PVFP for the property and casualty insurance segment, the interest accrual rates which vary by product range from 3.00% to 5.00% with weighted average amortization period of 15 years.

Amortization expense, net of interest, for PVFP was included in “Other expenses”. The future annual amortization expenses, net of interest, for PVFP are estimated as follows:

Years ending March 31:	Property and casualty insurance	Life insurance
	(in millions of yen)
2011	¥314	¥3,559
2012	309	2,716
2013	305	2,208
2014	300	1,959
2015	295	1,759

7. Liabilities for Unpaid Losses and Loss Adjustment Expenses

The following table is a reconciliation of property and casualty insurance balances for unpaid losses and loss adjustment expenses for the years ended March 31, 2010, 2009 and 2008:

	2010	2009	2008
	(in millions of yen)
Balance at end of prior year	¥951,457	¥1,005,945	¥967,741
Impact of the adoption of ASC 944-20	234	—	—

Balance at beginning of year	951,691	1,005,945	967,741
Less: Reinsurance recoverables	118,331	127,342	125,045

Net balance at beginning of year	833,360	878,603	842,696

Losses incurred for:
Current year	912,785	903,098	898,321
Prior years	(39,644)	(45,946)	24,004

Total losses incurred	873,141	857,152	922,325

Losses paid for:
Current year	483,976	470,906	475,521
Prior years	402,881	413,379	414,071

Total losses paid	886,857	884,285	889,592

Foreign currency translation adjustments	9,497	(18,344)	3,174
Net balance at end of year	829,141	833,126	878,603
Add: Reinsurance recoverables	113,969	118,331	127,342

Balance at end of year	¥943,110	¥951,457	¥1,005,945

Losses and expenses incurred for the years ended March 31, 2010, 2009 and 2008, shown in the table above were mainly attributed to the loss trend in the voluntary automobile line and the personal accident line, and resulted from the changes, based on Sompo Japan’s latest experience in claim settlements, in loss development factors in earlier accident years. In the year ended March 31, 2008, the trend of incurred losses mainly in the voluntary automobile line and the personal accident line had been increasing through the year end, which resulted

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

in an unfavorable development of ¥24,004 million. In the year ended March 31, 2009, the incurred losses mainly in the voluntary automobile line declined to result in a favorable development of ¥45,946 million of the losses incurred attributable to prior years, as more accidents were settled and closed earlier than anticipated in the previous year based on the past experience and that affected the consequent determination of loss development factors. In the year ended March 31, 2010, while a total of the losses incurred increased in comparison with ones in the year ended March 31, 2009, losses incurred attributable to prior years also came to a favorable development of ¥39,644 million in the same trend as observed in the year ended March 31, 2009 due to lower than expected loss emergence mainly in the voluntary automobile line and the personal accident line and that lowered the consequent loss development factors.

The reinsurance recoverables in the table above are reconciled to the carrying amount in the consolidated statements of financial position as follows:

	2010	2009
	(in millions of yen)
Property and casualty insurance:
Unpaid losses	¥113,969	¥118,331
Paid losses	74,982	85,265
Life insurance	470	1,169

Total reinsurance recoverable on losses	¥189,421	¥204,765

8. Certain Nontraditional Long-Duration Contracts

Sompo Japan Group issues variable life contracts which have a guaranteed minimum death benefit (“GMDB”) feature where Sompo Japan Group contractually guarantees to the contractholder a death benefit defined at issue even when there is insufficient value to cover monthly mortality and expense charges.

Sompo Japan Group issues annuity contracts which have a guaranteed minimum income benefit (“GMIB”) feature where Sompo Japan Group guarantees the fixed periodic annuity payouts defined at issue.

The liabilities for GMDB and GMIB are included in “Future policy benefits for life insurance contracts” and the related changes in the liabilities are included in “Life and annuity contract benefits and losses”. The GMDB liability is determined each period end by estimating the accumulated value of a portion of the total assessments to date less the accumulated value of the death benefits in excess of the account balance. The portion of assessments used is chosen such that, at issue, the present value of expected death benefits in excess of the projected account balance and the portion of the present value of total expected assessments over the lifetime of the contracts are equal. The GMIB liability is determined by estimating the accumulated value of a portion of the total assessments to date less the accumulated value of the projected income benefits in excess of the account balance. Sompo Japan Group regularly evaluates the estimates used and adjusts the GMDB and GMIB liability balances, with a related charge or credit to earnings, if actual experience or other evidence suggests that earlier assumptions should be revised.

The present value of death/income benefits in excess of the projected account balance and the present value of total expected assessment for GMDB/GMIB were determined over a reasonable range of stochastically generated scenarios.

For those guarantees of benefits that are payable in the event of death, the net amount at risk is defined as the current GMDB in excess of the current account balance at the balance sheet date. For guarantees of benefits

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

at annuitization, the net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance at the balance sheet date. As of March 31, 2010 and 2009, Sompo Japan Group had the following guarantees associated with these contracts, by products:

	Variable life	Annuity
	(in millions of yen)
2010:
Account value	¥13,890	¥27,671
Net amount at risk	¥57,044	¥30,415
Average attained age	47	43
2009:
Account value	¥11,355	¥25,388
Net amount at risk	¥62,836	¥33,164
Average attained age	46	43

The following summarizes the activities of GMDB and GMIB liabilities for the years ended March 31, 2010, 2009 and 2008:

	2010		2009		2008
	GMDB	GMIB	GMDB	GMIB	GMDB	GMIB
	(in millions of yen)
Balance at beginning of year	¥2,761	¥232	¥1,548	¥235	¥992	¥219
Reserve increase (decrease)	(444)	48	1,332	18	676	25
Benefits paid	(98)	(8)	(119)	(21)	(120)	(9)

Balance at end of year	¥2,219	¥272	¥2,761	¥232	¥1,548	¥235

9. Income Taxes

Total income taxes for the years ended March 31, 2010, 2009 and 2008 were allocated as follows:

	2010	2009	2008
	(in millions of yen)
Total income tax expense (benefit)	¥62,128	¥(33,770)	¥(12,454)
Taxes on other comprehensive income (loss):
Net unrealized gains (losses) on securities	82,484	(195,686)	(227,823)
Pension liability adjustments	8,023	208	(1,528)

	¥152,635	¥(229,248)	¥(241,805)

Total income tax expense (benefit) for the years ended March 31, 2010, 2009 and 2008 was allocated as follows:

	2010	2009	2008
	(in millions of yen)
Current income tax expense:
Parent company and domestic subsidiaries	¥2,072	¥6,965	¥60,032
Foreign subsidiaries	1,553	699	1,259

Total current income tax expense	3,625	7,664	61,291

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	2010	2009	2008
	(in millions of yen)
Deferred income tax expense (benefit):
Parent company and domestic subsidiaries	58,504	(41,725)	(71,515)
Foreign subsidiaries	(1)	291	(2,230)

Total deferred income tax expense (benefit)	58,503	(41,434)	(73,745)

Total income tax expense (benefit)	¥62,128	¥(33,770)	¥(12,454)

Total income tax expense (benefit) shown above was based on the following components of “Income (loss) before income tax expense (benefit)” for the years ended March 31, 2010, 2009 and 2008:

	2010	2009	2008
	(in millions of yen)
Parent company and domestic subsidiaries	¥171,566	¥(96,454)	¥(24,108)
Foreign subsidiaries	2,810	6,340	10,778

Total	¥174,376	¥(90,114)	¥(13,330)

The reconciliation of the effective tax rates of Sompo Japan Group to the Japanese statutory income tax rates is as follows:

	2010	2009	2008
Japanese statutory income tax rate	36.09%	36.09%	36.09%
Adjustments:
Change in deferred tax valuation allowance	1.07	4.90	14.97
Non-deductible expenses	0.63	(1.47)	(8.53)
Non-taxable revenue	(1.84)	6.06	45.53
Deduction of income taxes	0.01	0.06	0.76
Inhabitant tax per capita	0.35	(0.63)	(4.16)
Tax rate differences with subsidiaries	0.46	(2.11)	5.30
Others	(1.14)	(5.43)	3.47

Effective tax rate	35.63%	37.47%	93.43%

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The details of deferred income tax assets and liabilities as of March 31, 2010 and 2009 are as follows:

	2010	2009
	(in millions of yen)
Deferred tax assets:
Net operating loss carryforwards for tax purposes	¥26,728	¥31,568
Impairment losses	31,602	32,621
Policy liabilities and accruals for losses and claims	86,694	82,163
Retirement and severance benefits	32,137	44,145
Allowance for credit losses	1,619	2,525
Intangible fixed assets for tax purposes	11,858	12,120
Net realized gains on investments	21,325	42,324
Credit derivatives	40,475	70,232
Others	25,414	27,659

Total gross deferred tax assets	277,852	345,357
Valuation allowance	(11,647)	(9,776)

Total net deferred tax assets	266,205	335,581

Deferred tax liabilities:
Future policy benefits	(126,131)	(125,383)
Unrealized gains on available-for-sale securities	(248,117)	(164,821)
Deferred policy acquisition costs	(90,671)	(88,828)
Present value of future profit	(9,801)	(11,479)
Others	(3,598)	(2,885)

Total deferred tax liabilities	(478,318)	(393,396)

Net deferred tax liabilities	¥(212,113)	¥(57,815)

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation in the consolidated statements of financial position as follows:

	2010	2009
	(in millions of yen)
Deferred tax assets on the consolidated statements of financial position	¥2,141	¥3,251
Deferred tax liabilities on the consolidated statements of financial position	(214,254)	(61,066)

Net deferred tax liabilities	¥(212,113)	¥(57,815)

Sompo Japan Group evaluates whether it is more likely than not that part or all of deferred tax assets will not be realized to determine valuation allowances. In determining the valuation allowances, Sompo Japan Group takes into account all the information and evidence available, both positive and negative, including (a) the nature and severity of current and cumulative losses in terms of financial reporting, (b) the sources and timing of future taxable income expected in the business plan, (c) the periods of net operating loss carryforwards, and (d) the timing of future reversals of existing temporary differences. The valuation allowances as of March 31, 2010 and 2009 were recorded primarily related to impairment losses on investments in subsidiaries and net operating loss carryforwards of consolidated subsidiaries because it is not more likely than not that these tax benefits will be realized based on evidence available at the end of each period. For the years ended March 31, 2010, 2009 and 2008, tax benefits arising from net operating loss carryforwards were ¥19,141 million, ¥26,267 million and ¥355 million, respectively.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Sompo Japan Group has undistributed retained earnings from foreign subsidiaries that amount to ¥23,222 million and ¥20,328 million as of March 31, 2010 and 2009, respectively. Sompo Japan Group does not provide tax liabilities for these earnings because it is not apparent that these earnings will be distributed and taxable in the foreseeable future. It is not practicable to estimate the amount of income taxes payable in the event all such earnings are repatriated.

Sompo Japan Group evaluated whether subsequent recognition, derecognition, and measurement should be made for a tax position that was effectively settled for the purpose of recognizing previously unrecognized tax benefits. Based on Sompo Japan Group’s best estimate given the facts, circumstances, and information available, the unrecognized tax benefits as of March 31, 2010 and 2009 are not material. Movements of the gross amounts in unrecognized tax benefits and the amounts of interest and penalties recognized due to the unrecognized tax benefits during the years ended March 31, 2010 and 2009 are also immaterial. Sompo Japan Group does not expect that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2010.

Sompo Japan Group files tax returns in Japan and certain foreign tax jurisdictions. The tax returns are inspected regularly by Japanese and foreign taxing authorities to confirm whether taxable income is calculated properly by observing regulations and laws for tax purpose. Sompo Japan has been audited by the Japanese tax authorities through the tax year ended March 31, 2008.

As of March 31, 2010, Sompo Japan Group had net operating loss carryforwards for tax purposes which totaled ¥75,083 million. The schedule of the expiration is as follows:

Years ending March 31:	(in millions of yen)
2011	¥2,861
2012	2,042
2013	1,504
2014	1,181
2015	1,448
2016	54,745
2017	2,788
Indefinite	8,514

Total	¥75,083

The net change during the years ended March 31, 2010 and 2009 in the total valuation allowance was an increase of ¥1,872 million and a decrease of ¥4,412 million, respectively.

10. Retirement and Severance Benefits

Sompo Japan Group has introduced defined benefit plans and defined contribution plans. Employees of Sompo Japan Group who are eligible for defined benefit plans by meeting requirements stipulated by internal policy, such as requisite service periods, receive their benefits as a lump-sum payment. Under this defined benefit plan for Sompo Japan, the amount of benefits is determined based on points, which are accumulated each year based on the employees’ rank, length of service and certain other factors, upon retirement or termination of employment for reasons other than punitive dismissal. Directors and corporate auditors of Sompo Japan are covered by separate plans.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In the past, defined benefit plans contained a portion of the welfare pension plan administered by the Japanese government of which benefits were supposed to be paid to eligible employees of Sompo Japan together with original defined pensions. As of March 30, 2005, however, Sompo Japan obtained an approval of dissolution of the pension plan from the Japanese government. Based on this approval, Sompo Japan was exempted from and allowed to transfer the benefit obligation related to past employee services. Therefore, Sompo Japan did not need to administer the related government-specified portion of its plan assets on behalf of the Japanese government and returned the assets to the Japanese government. In response to the dissolution of the pension plan, Sompo Japan newly introduced the defined contribution pension plan in place of the existing defined benefit pension plan, which covered substantially all employees who met age and service requirements.

Effective April 1, 2007, Himawari, which is a life insurance subsidiary of Sompo Japan, has amended the funded defined benefit pension plans, and has implemented an unfunded retirement and severance plan and a defined contribution pension plan for certain future pension benefits attributable to employee’s future services. As a result of this amendment, the projected benefit obligation decreased by ¥2,826 million and a settlement gain of ¥353 million was recognized in the consolidated statements of operations for the year ended March 31, 2008.

Sompo Japan Group uses March 31 as the measurement date of the plan. The beginning and the ending balances of benefit obligation and fair value of plan assets as of March 31, 2010 and 2009 and the changes for the years then ended are as follows:

	2010	2009
	(in millions of yen)
Change in benefit obligation:
Benefit obligation at beginning of year	¥125,941	¥127,594
Service cost	7,123	6,730
Interest cost	1,437	1,418
Actuarial (gain) loss	(14,733)	558
Benefits paid	(7,326)	(10,340)
Business combination	1,068	—
Plan settlement	—	(19)

Benefit obligation at end of year	¥113,510	¥125,941

Change in plan assets:
Fair value of plan assets at beginning of year	¥3,026	¥4,131
Actual return on plan assets	5,164	(1,101)
Employer contributions:
Cash	61	—
Available-for-sale securities	25,276	—
Benefits paid	(75)	(4)
Business combination	420	—

Fair value of plan assets at end of year	¥33,872	¥3,026

Funded status	¥(79,638)	¥(122,915)
Unrecognized net actuarial (gain) loss	(8,004)	14,465
Unrecognized prior service credit	(1,675)	(1,914)

Net amount recognized	¥(89,317)	¥(110,364)

Amounts recognized in the consolidated statements of financial position consist of:
Accrued benefit liability	¥(79,638)	¥(122,915)
Accumulated other comprehensive income	(9,679)	12,551

Net amount recognized	¥(89,317)	¥(110,364)

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The accumulated benefit obligation for all the defined benefit plans was ¥110,012 million and ¥129,159 million as of March 31, 2010 and 2009, respectively. In all the plans, projected benefit obligation and accumulated benefit obligation exceeded plan assets.

Weighted-average actuarial assumptions used to determine the benefit obligation as of March 31, 2010 and 2009 are as follows:

	2010	2009
Discount rate	1.1%	1.1%
Rate of salary increase	2.1%	1.8%

The components of net periodic benefit cost for the years ended March 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in millions of yen)
Service cost	¥7,123	¥6,730	¥5,170
Interest cost	1,437	1,418	1,765
Expected return on plan assets	(10)	—	—
Amortization of prior service credit	(330)	(239)	(239)
Recognized actuarial loss	2,602	2,474	1,982
Gain on plan settlement	—	—	(353)

Net periodic benefit cost	¥10,822	¥10,383	¥8,325

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost, pre-tax, as of March 31, 2010 and 2009 were as follows:

	2010	2009
	(in millions of yen)
Net actuarial (gain) loss	¥(8,004)	¥14,465
Net prior service credit	¥(1,675)	¥(1,914)

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the year ending March 31, 2011 are as follows:

2011
(in millions of yen)
Net actuarial loss	¥786
Net prior service credit	¥(307)

Unrecognized net actuarial loss is amortized on a straight-line basis over the average remaining service period of active participants expected to receive benefits under the plan. The prior service credit is amortized on a straight-line basis over the average remaining service period of active participants at the date of amendment. In addition, gains arising from a plan amendment that retroactively reduces benefit are first offset against the prior service cost, if any, and the net amount is amortized over the average remaining service period of active participants expected to receive benefits under the plan.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended March 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Discount rate	1.1%	1.1%	1.4%
Rate of salary increase	1.8%	1.8%	2.0%
Expected long-term return on plan assets	0.0%	0.0%	0.0%

The discount rate is determined by reference to the weighted-average annual return on Japanese government bonds as of the end of fiscal year, which is calculated by averaging annual return on the bonds on the weight of the expected benefit payments of the future fiscal years. The expected long-term rate of return on plan assets is determined by averaging expected return of each asset class on the weight of the amount of each asset class consisting of the plan assets. The expected return on each asset class is estimated utilizing the historical performance.

The following table presents the fair values of Sompo Japan Group’s plan assets as of March 31, 2010.

Plan assets of Sompo Japan and its major domestic subsidiary are managed by trust banks to ensure future benefit payments to eligible participants, taking into consideration of stable investment return over time from a long term perspective and the risk and exposure of each category of its plan assets to be kept at appropriate level in comparison with the volume of its benefit obligation. Liquidity and safety of each category of its plan assets are also significant factor of the management of its plan assets for Sompo Japan which resulted in almost all of its plan assets classified into level 1 assets. In addition, concentration of credit risk and credit valuation of plan assets are periodically reviewed. Based on the investment policy of plan assets, Sompo Japan is allowed to instruct the trust bank on an investment policy of plan assets and its plan assets are permitted to be invested mainly in stocks, Japanese government bonds, local government bonds, corporate bonds and securities investment trusts. Plan assets of its major domestic subsidiary are invested in commingled funds. In the year ended March 31, 2010, Sompo Japan contributed a total of ¥25,337 million of cash and securities (primarily comprised of domestic equity securities) to its plan assets as detailed in Note 2 “Investments”.

The three levels of inputs that may be used to measure fair value of plan assets are as follows:

Level 1 :	Quoted prices for identical assets in active markets.

Level 2 :	Observable inputs other than quoted prices included within level 1 for the assets, either directly or indirectly.

Level 3 :	Unobservable inputs for the assets.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Information about three hierarchy levels is described in Note 12 “Fair Value of Financial Instruments”.

	2010
	Total	Level 1	Level 2	Level 3
	(in millions of yen)
Cash and cash equivalents	¥165	¥165	¥—	¥—
Fixed maturities:
Domestic	400	400	—	—
Commingled funds	261	—	261	—
Equity securities:
Domestic	32,846	32,846	—	—
Commingled funds	200	—	200	—

Total plan assets	¥33,872	¥33,411	¥461	¥—

The following is description of the assets, information about the valuation techniques used to measure fair value:

Cash and cash equivalents

Cash and cash equivalents include call loans, and all are classified as level 1.

Fixed maturities

Domestic fixed maturities are composed of Japanese government bonds, which are classified as level 1 because their fair values are measured by quoted prices for identical assets in active markets. Commingled funds represent pooled institutional investments, including primarily investment trust. These funds are invested mainly in Japanese government bonds, local government bonds and foreign government bonds. Commingled funds are measured using the net asset value provided by the administrator of the funds, which are classified as level 2.

Equity securities

Domestic equity securities are composed of domestic quoted stocks, which are classified as level 1 because their fair values are measured by quoted prices for identical assets in active markets. Commingled funds are invested mainly in domestic quoted stocks and foreign quoted stocks. Commingled funds are measured using the net asset value provided by the administrator of the funds, which are classified as level 2.

Estimated future benefit payments for the defined benefit plan are as follows:

Years ending March 31:	(in millions of yen)
2011	¥7,249
2012	7,123
2013	7,051
2014	6,931
2015	7,369
2016 – 2020	38,912

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Sompo Japan Group’s contributions to the defined contribution plan were ¥2,905 million, ¥2,642 million and ¥2,500 million for the years ended March 31, 2010, 2009 and 2008, respectively.

11. Debt Outstanding

In May 2009, Sompo Japan issued ¥128 billion of subordinated hybrid bonds to only institutional investors domiciled in Japan, which is represented as “Subordinated bonds” in the consolidated statements of financial position, for the purpose of reinforcing financial structure. Though the bonds have a scheduled maturity of May 2069, it can be redeemed partially or in full, at any date in which interest is paid after May 27, 2014 at the discretion of Sompo Japan on condition that Sompo Japan obtains approval from the regulatory authority in Japan. It bears interest at a fixed rate of 5.47% payable semiannually until May 27, 2014, six-month LIBOR, reset semiannually, plus 4.70% until May 27, 2019, thereafter six-month LIBOR, reset semiannually, plus 5.50% until maturity date. The bonds are subordinate to all other obligations of Sompo Japan. Also, Sompo Japan has the right to defer interest payments, which accumulate until they are settled in full.

The aggregate maturities of the subordinated bonds at March 31, 2010 for the next five years and thereafter are as follows:

Years ending March 31:	(in millions of yen)
2011	¥—
2012	—
2013	—
2014	—
2015	—
Thereafter	128,000

Sompo Japan Group leases certain property and equipment under non-cancelable lease agreements. As of March 31, 2010 and 2009, obligations under capital leases which were included in other liabilities amounted to ¥6,340 million and ¥5,625 million, respectively. Of this amount, the obligation due within one year amounted to ¥2,388 million and ¥1,989 million.

12. Fair Value of Financial Instruments

Sompo Japan Group discloses fair values of financial instruments based on the following fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2—Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3—Prices or valuations that require inputs that are both unobservable and significant to the overall fair value measurement.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Details of assets and liabilities measured at fair values on a recurring basis as of March 31, 2010 and 2009 are as follows:

	Level 1	Level 2	Level 3	Total
	(in millions of yen)
2010
Assets:
Fixed maturities, available-for-sale:
U.S. government and government agencies and authorities	¥113,133	¥—	¥—	¥113,133
Government and government agencies and authorities other than U.S.	1,115,031	134,543	3,128	1,252,702
Municipalities and political subdivisions other than U.S.	—	31,533	—	31,533
Public utilities	—	119,640	—	119,640
Convertibles and bonds with warrants attached	—	242	1,146	1,388
Residential mortgage-backed securities	—	175,469	29,379	204,848
Commercial mortgage-backed securities	—	—	12,988	12,988
Asset-backed securities	—	4,624	683	5,307
Other corporate bonds	—	300,572	14,136	314,708

Total fixed maturities, available-for-sale	1,228,164	766,623	61,460	2,056,247

Equity securities, available-for-sale	1,091,732	66,684	105,170	1,263,586
Trading fixed maturities:
U.S. government and government agencies and authorities	14,250	—	—	14,250
Government and government agencies and authorities other than U.S.	14,690	14,023	—	28,713
Municipalities and political subdivisions other than U.S.	—	410	—	410
Public utilities	—	4,049	—	4,049
Convertibles and bonds with warrants attached	—	16	—	16
Residential mortgage-backed securities	—	102,142	2,468	104,610
Commercial mortgage-backed securities	—	—	1,096	1,096
Asset-backed securities	—	—	783	783
Other corporate bonds	—	57,005	—	57,005

Total trading fixed maturities	28,940	177,645	4,347	210,932

Trading equity securities	14,146	28,982	—	43,128
Derivative financial instruments	—	2,187	212	2,399

Total assets	¥2,362,982	¥1,042,121	¥171,189	¥3,576,292

Liabilities:
Derivative financial instruments	¥—	¥2,061	¥112,185	¥114,246
Other liabilities	2,416	31,834	—	34,250

Total liabilities	¥2,416	¥33,895	¥112,185	¥148,496

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Level 1	Level 2	Level 3	Total
	(in millions of yen)
2009
Assets:
Fixed maturities, available-for-sale	¥1,232,873	¥676,906	¥67,835	¥1,977,614
Equity securities, available-for-sale	899,300	26,235	96,849	1,022,384
Trading fixed maturities	26,300	162,927	4	189,231
Trading equity securities	15,695	19,906	—	35,601
Derivative financial instruments	—	1,791	1,047	2,838
Other long-term investments	—	—	617	617

Total assets	¥2,174,168	¥887,765	¥166,352	¥3,228,285

Liabilities:
Derivative financial instruments	¥—	¥10,362	¥194,620	¥204,982
Other liabilities	1,586	24,915	—	26,501

Total liabilities	¥1,586	¥35,277	¥194,620	¥231,483

When available, Sompo Japan Group uses quoted prices in active markets to determine the fair value of fixed maturity securities, and such securities are classified in level 1 of the fair value hierarchy. Level 1 fixed maturity securities include highly liquid government bonds. The types of fixed maturity securities that are valued based on quoted prices for identical or similar assets or liabilities in non-active markets include corporate and municipal bonds and certain mortgage products. Securities priced using such methods are generally classified in level 2 of the fair value hierarchy. For certain securitization products whose quoted market prices are not available, Sompo Japan Group may use quotations from brokers or dealers who compile prices using various techniques. When there is less transparency around inputs to the valuation used by brokers or dealers, those securities are classified in level 3 of the fair value hierarchy.

When available, Sompo Japan Group uses quoted market prices to determine the fair value of equity securities. Most exchange-traded equities are valued based on quoted prices in active markets and classified in level 1. Equity securities that trade in markets that are not considered to be active are classified in level 2 of the fair value hierarchy. For securities whose quoted market prices are not available, such as non-marketable equity securities, Sompo Japan Group determines the fair value based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement and classifies those securities in level 3 of the fair value hierarchy. In determining the fair value of non-marketable securities, Sompo Japan Group considers recent observable transactions when available. If there are no observable transactions, Sompo Japan Group generally uses commonly accepted valuation techniques, including the use of multiples based on comparable public securities with the adjustment made to consider the lack of liquidity inherent in those securities. Sompo Japan Group uses an established process for determining the fair values of those securities and applies it consistently from period to period.

The majority of derivative financial instruments entered into by Sompo Japan Group are executed over the counter. As no quoted market prices exist, valuation techniques are used to measure the fair value of these instruments. Derivatives classified in level 2 are mainly foreign exchange forward transactions that are valued using discounted cash flow methods which incorporate observable market data. Derivative financial instruments classified in level 3 of the fair value hierarchy are mainly credit derivative transactions measured at the price provided by counterparties. Counterparties measure fair value using commonly accepted valuation techniques. The key inputs include the spot price of the underlying asset, spreads, and correlation among underlying assets prices. Sompo Japan Group compares the products with the same or similar characteristics to that being valued to verify the prices obtained from counterparties.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The table below presents a summary of changes in the fair value of Sompo Japan Group’s level 3 financial assets and financial liabilities for the year ended March 31, 2010 and 2009.

	Balance, beginning of period	Net realized/ unrealized gains (losses) included in income—(1)	Accumulated other comprehensive income (loss)	Purchases, sales, issuances, and settlements—(net)	Transfers in and/or out of level 3	Balance, end of period	Unrealized gains (losses) still held—(2)
	(in millions of yen)
2010
Assets:
Fixed maturities, available-for-sale:
Government and government agencies and authorities other than U.S.	¥3,094	¥—	¥34	¥—	¥—	¥3,128	¥34
Convertibles and bonds with warrants attached	—	146	—	1,000	—	1,146	146
Residential mortgage-backed securities	32,169	—	288	(3,078)	—	29,379	288
Commercial mortgage-backed securities	16,623	(76)	(39)	(3,520)	—	12,988	(39)
Asset-backed securities	213	(10)	17	463	—	683	17
Other corporate bonds	15,736	(1)	773	(2,372)	—	14,136	773
Equity securities, available-for-sale	96,849	(909)	11,106	(1,876)	—	105,170	11,106
Trading fixed maturities:
Residential mortgage-backed securities	—	(263)	—	2,731	—	2,468	(263)
Commercial mortgage-backed securities	—	121	—	975	—	1,096	121
Asset-backed securities	4	31	—	748	—	783	31
Other long-term investments	617	—	—	(617)	—	—	—
Liabilities:
Derivative financial instruments—(3)	¥(193,573)	¥18,749	¥—	¥62,850	¥—	¥(111,974)	¥12,746
2009
Assets:
Fixed maturities, available-for-sale	¥84,787	¥2	¥(1,489)	¥(15,465)	¥—	¥67,835	¥(994)
Equity securities, available-for-sale	86,622	(1,718)	(14,559)	26,504	—	96,849	23,949
Trading fixed maturities	886	—	—	(882)	—	4	—
Other long-term investments	1,059	(209)	(146)	(87)	—	617	—
Liabilities:
Derivative financial instruments—(3)	¥(159,879)	¥(71,132)	¥—	¥37,438	¥—	¥(193,573)	¥(62,370)

(1)	Gains (losses) related to other long-term investments are recorded in “Net investment income” in the consolidated statements of operations. Gains (losses) related to fixed maturities and equity securities available-for-sale are recorded in “Realized gains (losses) on investments and unrealized gains (losses) on trading securities” in the consolidated statements of operations. Gains (losses) related to derivative financial instruments are recorded in “Gains (losses) on derivative instruments” in the consolidated statements of operations.
(2)	Represents the amount of total gains or losses for the period, included in earnings (and accumulated other comprehensive income (loss) for changes in fair value of available-for-sale investments) attributable to the change in fair value relating to assets and liabilities classified as level 3 that are still held at the end of period.
(3)	Total level 3 derivative exposures have been netted on these tables for presentation purposes only.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

When valuing instruments, adjustments for credit risk are required for the possibility that counterparties, as well as Sompo Japan, may default. As such, the valuation adjustments are computed to reflect credit qualities of counterparties and Sompo Japan’s own creditworthiness.

Credit exposures were mainly related to credit default swap (“CDS”) contracts of Sompo Japan where Sompo Japan guarantees and also consolidates VIEs that entered into CDS transactions under which the VIEs provide protection for the payment of principal and interest of a tranche of collateralized debt obligation (“CDO”) that is backed by corporate credits, CDOs and RMBS securities.

The credit valuation of Sompo Japan is reflected in credit spreads observed in the CDS market. These credit spreads are affected by a number of factors including, but not limited to, the performance of assets Sompo Japan holds. Widening of Sompo Japan’s credit spread observed in the CDS market toward the fiscal year end of March 31, 2009 resulted in an increase in Sompo Japan’s credit adjustment for total exposure of liabilities carried at fair value. However, Sompo Japan’s credit adjustment decreased in the year ended March 31, 2010 due to tightening of Sompo Japan’s credit spread reflecting the improved condition of the CDS market. As a result of these changes in Sompo Japan’s credit spread, the amount of credit adjustment was ¥1,527 million and ¥31,242 million as of March 31, 2010 and 2009, respectively.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The carrying amounts and the fair values of Sompo Japan Group’s non-derivative financial instruments as of March 31, 2010 and 2009 are as follows. Refer to Note 16 “Derivative Financial Instruments” for discussion of fair value of derivative financial instruments.

	Carrying amount	Fair value
	(in millions of yen)
2010
Financial assets:
Fixed maturities, held-to-maturity	¥861,405	¥879,777
Fixed maturities, available-for-sale	2,056,247	2,056,247
Equity securities, available-for-sale	1,263,586	1,263,586
Trading fixed maturities	210,932	210,932
Trading equity securities	43,128	43,128
Mortgage loans on real estate	29,408	30,596
Policy loans	26,970	26,970
Other long-term investments	547,531	551,055
Short-term investments	39,290	39,290
Cash and cash equivalents	287,051	287,051
Accrued investment income	14,643	14,643
Premiums receivable and agents’ account balances	141,798	141,798
Reinsurance recoverable on losses	75,452	75,452

Financial liabilities:
Policyholders’ account balances associated with investment-type contracts	1,409,026	1,491,947
Subordinated bonds	128,000	129,664
Ceded reinsurance balances payable	59,637	59,637
Other liabilities	35,940	35,940

2009
Financial assets:
Fixed maturities, held-to-maturity	¥842,185	¥856,615
Fixed maturities, available-for-sale	1,977,614	1,977,614
Equity securities, available-for-sale	1,022,384	1,022,384
Trading fixed maturities	189,231	189,231
Trading equity securities	35,601	35,601
Mortgage loans on real estate	36,185	38,595
Policy loans	25,978	25,978
Other long-term investments	455,083	454,146
Short-term investments	15,262	15,262
Cash and cash equivalents	330,332	330,332
Accrued investment income	14,718	14,718
Premiums receivable and agents’ account balances	135,902	135,902
Reinsurance recoverable on losses	86,434	86,434

Financial liabilities:
Policyholders’ account balances associated with investment-type contracts	1,454,368	1,338,339
Ceded reinsurance balances payable	65,640	65,640
Other liabilities	28,980	28,980

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following methods and assumptions were used by Sompo Japan Group in estimating the fair value of its non-derivative financial instruments.

Short-term investments, cash and cash equivalents, accrued investment income, premiums receivable and agents’ account balances, reinsurance recoverable on losses, and ceded reinsurance balances payable

The carrying amounts are presumed to approximate fair values due to the short maturity of these instruments.

Fixed maturities and equity securities

If quoted price in active markets is available, fixed maturities and equity securities are measured at the market price. If quoted price in active markets is not available, fixed maturities and equity securities are measured by objectively observable input (e.g., quoted prices for identical or similar assets in markets that are not active, and quoted price for similar assets in active markets, or input other than quoted price).

If the fair value cannot be measured using primarily objectively observable inputs, unobservable inputs are used (e.g., the estimates of future cash flow and investees’ credit risk).

Policy loans

The carrying amounts of floating-rate policy loans are presumed to approximate fair values as the interest rates charged on those instruments are designed so that they would be adjusted periodically to reflect changes in overall market interest rates.

Mortgage loans on real estate and other long-term investments

The fair values for these financial instruments are estimated based on the quoted market prices for those or similar instruments. For financial instruments for which quoted market prices are not available, fair values are estimated using discounted cash flow analysis and interest rates currently being offered for similar loans to borrowers with similar credit ratings or for similar deposits.

Subordinated Bonds

The fair value of subordinated hybrid bonds is estimated based on discounted cash flow analysis considering the call option and subordinated feature of the bonds with the own credit risk adjustments.

Policyholders’ account balances associated with investment-type contracts

Fair values for investment-type contracts were estimated using discounted cash flow calculations based on actual non-risk interest added with credit risk (non performance risk). The cash flows used in fair value calculations were based on the best estimate assumptions of lapse rates and other factors.

Other liabilities

The major component of other liabilities is a liability recognized through securities borrowing transactions. The liability is measured based on the quoted market price of the relevant securities.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions may significantly affect the estimates.

13. Statutory Capital and Dividends Availability

Sompo Japan is subject to regulatory restrictions on the amount of dividends distributable to stockholders. The amount of retained earnings available for dividends is based on the amount recorded on Sompo Japan’s statutory financial statements in accordance with Japanese GAAP. Sompo Japan had retained earnings in the amount of ¥338,305 million, capital surplus in the amount of ¥24,230 million in its balance sheet as of March 31, 2010 in accordance with Japanese GAAP.

As of March 31, 2010, retained earnings of ¥298,278 million are available for dividends. The adjustments included in the consolidated financial statements to conform to U.S. GAAP, but not recorded in the books of account in accordance with Japanese GAAP, have no effect on the determination of the amount available for dividends. Provision has not been made in the accompanying consolidated statements of financial position as of March 31, 2010 for dividends subsequently proposed to and approved by Sompo Japan’s stockholders in the aggregate amount of ¥19,681 million (¥20 per share) at the general meeting of stockholders held on June 28, 2010.

The minimum capital requirement of Japanese insurance companies under the Insurance Business Law of Japan is ¥1,000 million on a statutory basis.

Article 15 of the Insurance Business Law of Japan requires insurance companies to set aside an amount equal to 20% of all appropriations of earnings, such as cash dividends, as legal reserve until the aggregate amount of such reserve and additional paid-in capital reaches stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital.

Sompo Japan and its domestic insurance subsidiaries are required to maintain adequate solvency margins determined by the Japanese regulatory authorities. If solvency margins fall below 200%, insurance companies in Japan are required by the regulations of the Financial Services Agency (“FSA”) in Japan to suspend all or part of their business operations until they have obtained permission from the FSA to resume business operations or file a business plan with FSA to insure the soundness of the business, depending on the level of the entity’s solvency margin ratio. As of March 31, 2010, the solvency margin ratio of Sompo Japan was in compliance with the minimum requirements of the FSA.

In the parent company stand-alone financial statements prepared in accordance with Japanese GAAP, Sompo Japan reported net income (loss) of ¥42,774 million, ¥(73,944) million and ¥44,667 million for the years ended March 31, 2010, 2009 and 2008, respectively and stockholders’ equity of ¥820,181 million and ¥615,722 million as of March 31, 2010 and 2009, respectively.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The amount of statutory net income (loss) for the years ended March 31, 2010, 2009 and 2008 and stockholders’ equity as of March 31, 2010 and 2009 of Sompo Japan and its insurance subsidiaries were as follows:

	2010	2009	2008
	(in millions of yen)
Statutory net income (loss):
Property and casualty insurance	¥43,214	¥(68,445)	¥54,824
Life insurance	572	5,535	10,638

	2010	2009
	(in millions of yen)
Statutory stockholders’ equity:
Property and casualty insurance	¥942,236	¥698,931
Life insurance	59,885	58,482

The amount of undistributed retained earnings (deficit) of affiliates which were accounted for by the equity method were ¥77 million and ¥(1,842) million as of March 31, 2010 and 2009, respectively.

14. Commitments, Contingent Liabilities, and Guarantees

The amount of loan commitments outstanding is ¥19,119 million and ¥24,309 million as of March 31, 2010 and 2009, respectively.

Sompo Japan Group enters into investment contracts where Sompo Japan Group makes additional investments in partnerships or private equity funds up to the predetermined amount upon the request of the general partner or fund manager. The amount of capital commitments outstanding is ¥15,578 million and ¥21,031 million as of March 31, 2010 and 2009, respectively.

Sompo Japan Group occupies certain offices and other facilities and uses certain equipment under lease arrangements. For capital lease arrangements, minimum lease payments for each year, amount representing interest and present value of minimum lease payments as of March 31, 2010 are as follows:

Years ending March 31:	(in millions of yen)
2011	¥2,586
2012	2,152
2013	1,233
2014	641
2015	77

Minimum lease payments	6,689
Less: Amount representing interest	415

Present value of minimum lease payments	¥6,274

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For operating lease arrangements, rental expenses recognized for the years ended March 31, 2010, 2009 and 2008 are ¥14,229 million, ¥14,219 million and ¥13,158 million, respectively. Minimum rental expenses with original or remaining non-cancelable lease terms more than one year as of March 31, 2010 are as follows:

Years ending March 31:	(in millions of yen)
2011	¥380
2012	257
2013	204
2014	175
2015	128
2016 and thereafter	96

Total minimum future rentals	¥1,240

Sompo Japan Group records a liability for the fair value of guarantee obligations.

Sompo Japan Group enters into certain derivative contracts that meet the definition of guarantees which include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying asset, liability or equity security held by the guaranteed party. Among the derivative contracts that Sompo Japan Group utilizes and meet the definition of guarantees are credit derivatives and currency options.

For information about the maximum potential amount of future payments that Sompo Japan Group could be required to make under certain derivative contracts, the notional amount can be substituted because the maximum potential payout for certain derivative contracts, such as written currency options, cannot be estimated, as increases in foreign exchange rates in the future theoretically could be unlimited.

For information about the payment/performance risk to which Sompo Japan Group is exposed, carrying value is considered the best indication of payment/performance risk for derivative contracts because the derivative contracts are accounted for at fair value on the consolidated statements of financial position.

The following table shows information about Sompo Japan Group’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2010 and 2009, except for the disclosure of credit derivatives. Refer to Note 16 for the disclosure of credit derivatives.

	2010		2009
	Carrying value	Notional	Carrying value	Notional
	(in millions of yen)
Currency options	¥—	¥7,620	¥—	¥—

Total	¥—	¥7,620	¥—	¥—

15. Financial Guarantee Insurance

Sompo Japan’s financial guarantee insurance policies generally pay scheduled interest and principal if the issuer of the insured obligation fails to meet its obligation. This footnote relates only to non-derivative insurance business. As to the policy for derivative contracts, refer to Note 16 “Derivative Financial Instruments”.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table shows the premium receivable roll-forward for the year ended March 31, 2010:

(in millions of yen)
Premium receivable at March 31, 2009	¥—
Impact of the adoption of ASC 944-20	4,088

Premium receivable at April 1, 2009	4,088
Premium payments received	(425)
Accretion of premium receivable discount(1)	139
Adjustments for changes in expected life of contractual cash flows	(463)
Other adjustments (including foreign exchange translation)	(193)

Premium receivable at March 31, 2010	¥3,146

(1)	The “accretion of premium receivable discount” is recognized as “Net premiums written” in the consolidated statements of operations.

The weighted average risk-free rate and the weighted average period of future premiums used to estimate the premium receivable at March 31, 2010 is 3.89% and 10.5 years, respectively. Unearned premium revenue is recognized as “Unearned premiums” in the consolidated statements of financial position and the amount of unearned premium revenue at March 31, 2010 is ¥5,514 million, which includes ¥4,078 million of unearned premium revenue for the policies where premiums are received as payments over the period of the contract.

The following table presents the undiscounted amount of future expected premiums to be collected and future expected premiums to be earned by period in which those collections and earnings are expected to occur after March 31, 2010:

	Future expected premiums to be collected	Future expected premiums to be earned
	(in millions of yen)
Three months ended:
June 30, 2010	¥85	¥126
September 30, 2010	84	123
December 31, 2010	72	119
March 31, 2011	97	116

Twelve months ended:
March 31, 2012	304	453
March 31, 2013	286	425
March 31, 2014	272	390
March 31, 2015	262	367

Five years ended:
March 31, 2020	1,074	1,398
March 31, 2025	856	1,024
March 31, 2030	715	821
March 31, 2035	458	479
March 31, 2040	128	137
March 31, 2045	21	24
March 31, 2050 and thereafter	2	4

Total	¥4,716	¥6,006

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

When an issue insured by Sompo Japan has been retired, including those retirements due to refunding or calls, the remaining unrecognized premium is basically recognized at that time to the extent the financial guarantee contract is legally extinguished. Accelerated premium revenue for retired obligations for the year ended March 31, 2010 was ¥53 million.

Sompo Japan assigns each insured credit to one of three designated surveillance categories except for those which demonstrate adequate security and protection with a strong capacity to continuously perform as underwritten, in order to facilitate the appropriate allocation of resources to monitoring, loss mitigation efforts and rating the credit condition of each risk exposure. The surveillance categories are organized as follows:

-	Category I

Monetary default or claims-payment is not anticipated in the current situation or remote. This category also includes the credits for which no claim payment is currently foreseen but the probability of loss or claim payment over the life of transaction exists due to signs of deterioration of creditworthiness such as ongoing uncertainties to adverse developing trends of business, financial, economic and structural conditions arising from a variety of factors. Appropriate steps are taken to mitigate possible losses and correct deficiencies if the credit is rated near or below investment grade by providing reserve for the possible losses.

-	Category II

Financial condition has been deteriorating to the extent that there is a probability of jeopardizing the timely payment of an issue. Active monitoring and intervention are employed to avert or minimize possible losses. A claim liability is established as excess of estimated expected losses over unearned premium revenue.

-	Category III

Material credit losses are likely to occur, expected imminently or have occurred to result in the claim payments. Full exercise of all available remedial actions is required to avert or minimize losses. A claim liability is established as excess of estimated expected losses over unearned premium revenue.

There is no insured credit categorized II or III for direct and facultative inward businesses at March 31, 2010. Some items included within inward treaty businesses are categorized II or III. A claim liability for them was established based on information provided by the cedant. The weighted average risk-free rate used to discount the claim liabilities at March 31, 2010 is 4.48%.

A claim liability is remeasured each reporting period for expected increases or decreases due to changes in the likelihood of default and potential recoveries. Subsequent changes to the measurement of the claim liability are recognized as claim expense in the period of change. Accretion of the discount on a claim liability is included in claim expense.

Loss mitigation activity may involve monthly monitoring of credit risk situation and quarterly report of result of the monitoring to the management. Costs associated with loss mitigation activity are recorded as Loss adjustment expenses. Sompo Japan’s unpaid loss adjustment expenses for financial guarantee insurance were ¥36 million as of both March 31, 2009 and 2010.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table provides information related to policies currently included in Sompo Japan’s claim liability as of March 31, 2010:

	Surveillance Categories
	Category I	Category II	Category III	Total
	(in millions of yen)
Number of policies(1)	2	23	32	57
Remaining weighted average contract period (in years)	8	26	27	26
Insured contractual payments outstanding:
Principal	¥1,875	¥6,117	¥7,447	¥15,439
Interest	800	3,439	2,299	6,538

Total	¥2,675	¥9,556	¥9,746	¥21,977

Gross Claim liability	¥59	¥580	¥1,431	¥2,070
Less:
Potential recoveries	—	—	458	458

Net claim liability	¥59	¥580	¥973	¥1,612

Unearned premium revenue	¥19	¥204	¥159	¥382

Claim liability reported in the consolidated statements of financial position	¥40	¥376	¥814	¥1,230

(1)	The number of policies presents the number of items included within inward reinsurance treaty.

16. Derivative Financial Instruments

Sompo Japan Group uses derivative financial instruments primarily for the purpose of hedging the risk on its asset portfolio that is related to the asset management. All derivative financial instruments are recognized at fair value as “Derivative instruments” in the consolidated statements of financial position and the change in fair value is recognized as “Gains (losses) on derivative instruments” in the consolidated statements of operations.

Sompo Japan Group mainly utilizes foreign exchange forwards, currency options and credit derivatives.

The fair value of derivative financial instruments as of March 31, 2010 and 2009 are as follows:

	Assets	Liabilities
	(in millions of yen)
2010
Foreign exchange forwards	¥2,145	¥2,027
Credit derivatives	26	112,149
Other	228	70

Total derivatives	¥2,399	¥114,246

2009
Foreign exchange forwards	¥1,499	¥10,160
Credit derivatives	785	194,602
Other	554	220

Total derivatives	¥2,838	¥204,982

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Sompo Japan Group used the following methods and assumptions in estimating the fair values of its derivatives.

Foreign exchange forwards

The fair values of foreign exchange forwards are measured using future prices or discounted cash flow methods which incorporate observable market data.

Credit derivatives

The fair value is measured at the price provided by counterparties. Counterparties measure fair value using commonly accepted valuation techniques. The key inputs include the spot price of the underlying asset, spreads, and correlation among underlying assets prices. Sompo Japan Group compares the products with the same or similar characteristics to that being valued to verify the prices obtained from counterparties.

Sompo Japan has entered into contracts to offer guarantees on losses of CDS that would be incurred by counterparties should the events stipulated in the contracts such as failure to pay of referenced credits occur. The CDS transactions are referenced to CDOs and asset backed securities (“ABS”). Sompo Japan has treated the contracts as part of a variety of financial guarantee products offered and accounted for them as credit derivatives. With the credit derivatives, Sompo Japan receives a premium primarily on a quarterly basis.

These credit derivatives provide the counterparty with credit protection, based on the ISDA Master Agreements, against the occurrence of a specific credit event defined in each credit derivative documentation, such as payment default or bankruptcy relating to an underlying obligation. The termination provision will be executed upon the occurrence of an early termination event such as the bankruptcy of the counterparty or of Sompo Japan as a guarantor. Generally, in the case of termination upon the bankruptcy of counterparties, Sompo Japan is not required the mark-to-market termination payment as determined under the ISDA documentation.

The maximum potential amount of future payment for the CDS transactions represents the notional amounts that could be lost under the CDS if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Sompo Japan’s maximum potential amount of future payments under the CDS was ¥341,892 million and ¥581,659 million as of March 31, 2010 and 2009, respectively. The carrying amounts of liabilities related to the CDS were ¥112,147 million and ¥194,601 million as of March 31, 2010 and 2009, respectively. Generally, Sompo Japan is not required to post collateral under the guarantee agreements, except for those with a certain counterparty under which Sompo Japan is required to post collateral if the amount of cumulative derivative loss exceeds a pre-determined amount specified in the agreement. The carrying amount of collateral which Sompo Japan posted under these guarantee agreement as of March 31, 2010 and 2009 was ¥3,358 million and ¥21,865 million respectively.

The following table sets forth Sompo Japan’s exposure of credit derivatives as of March 31, 2010 and 2009:

	2010		2009
	Written Protection		Written Protection
	Carrying value	Notional	Carrying value	Notional
	(in millions of yen)
ABS	¥1,530	¥47,136	¥1,638	¥54,568
CDO	110,617	294,756	192,963	527,091

Total	¥112,147	¥341,892	¥194,601	¥581,659

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The weighted average years to maturity of the credit derivatives as of March 31, 2010 is 15 years, which is calculated based on the weighted average notional amounts. The years to maturity, however, will be shorter than calculated primarily due to amortization of referenced assets. The maximum years to maturity of the credit derivatives at date of contracts is 44 years while the majority of the contracts has less than 10 years to maturity at date of contracts.

The following table presents information about Sompo Japan’s written credit derivatives by external credit rating of underlying assets as of March 31, 2010 and 2009. Ratings are based on Moody’s Investors Service. If ratings of Moody’s Investors Service are not available, Sompo Japan cites the rating of Standard & Poor’s.

	Notional
	Aaa	Aa	A	Baa	Ba	Other(1)	Total
	(in millions of yen)
2010
ABS	¥38,013	¥8,193	¥—	¥—	¥—	¥930	¥47,136
CDO	85,277	37,216	19,290	27,912	—	125,061	294,756

Total	¥123,290	¥45,409	¥19,290	¥27,912	¥—	¥125,991	¥341,892

2009
ABS	¥50,015	¥3,570	¥—	¥983	¥—	¥—	¥54,568
CDO	218,918	99,936	15,740	31,935	9,826	150,736	527,091

Total	¥268,933	¥103,506	¥15,740	¥32,918	¥9,826	¥150,736	¥581,659

(1)	“Other” includes credit derivatives with credit rating of underlying asset below investment grade or where ratings are unavailable.

Fair value estimates are made at a specific point in time based on relevant market information and information about the derivative financial instruments. These estimates are subjective and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

17. Stock Options

Sompo Japan’s Stock Option Plan (the “Plan”) permits the grant of stock options to its directors and executive officers every year upon approval by the Stockholders’ Meeting which determines the general terms and conditions of the Plan for the next year. Approval covers the maximum number of options to be granted, exercisable period and strike price. Sompo Japan believes that such awards better align the interests of its directors and executive officers with those of its stockholders.

Until the year ended March 31, 2008, stock options were granted with an exercise price at the greater of the market price of Sompo Japan’s stock at the date of grant or the daily-average market price of Sompo Japan’s stock observed for one month immediately before the grant date multiplied by 1.05; those option awards vest immediately at the date of grant as determined in the Plan. Dividends are not paid on unexercised options. The options have a ten-year contract term and become exercisable two years after the grant date. However, if the directors and executive officers leave the position, the exercisable period is terminated at the earlier of five years after the date of resignation or at the end of the stock option agreement (10 years after the grant date). Sompo Japan revised the Plan for the year ended March 31, 2009, so that options granted under the new plan have a strike price of ¥1 and the directors and executive officers are not allowed to exercise the options without stepping down. The contractual life is 25 years if no resignation takes place, and the exercisable period is determined as ten days after the resignation. Options under the new plan also vest immediately after the date of grant.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Sompo Japan’s policy is to deliver its treasury stocks in response to the exercise of stock options.

No subsidiaries of Sompo Japan adopted stock option plans.

The fair value of each option award is estimated on the date of grant using a lattice-based option valuation model that uses the assumptions noted in the following table for stock options granted for the years ended March 31, 2010, 2009 and 2008. Expected volatilities are primarily based on historical volatilities of Sompo Japan’s stock. Sompo Japan uses historical data to estimate option exercise and termination of directors and executive officers within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding; the range given below results from certain groups of stock option holders exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the LIBOR and swap rate in effect at the time of grant.

	2010	2009	2008
Expected volatility	35%	29%	30%
Expected dividends	1.1%	1.0%	1.0%
Expected term in years	3.3	3.4	7.2 – 7.7
Risk-free interest rate (%)	0.6 – 2.2%	1.0 – 2.4%	0.9 – 1.9%

The summary of the activity related to stock options under the plan as of March 31, 2010 is as follows:

Stock options	Number of shares (Thousands)	Weighted-average exercise price	Weighted-average remaining contractual terms (in years)	Aggregate intrinsic value (in millions of yen)
Outstanding at April 1, 2009	3,840	¥1,097
Granted	747	1
Exercised	186	96
Forfeited and expired	177	778

Outstanding as of March 31, 2010	4,224	¥961	8.4	¥688

Exercisable as of March 31, 2010	3,180	¥1,276	3.3	¥4

Compensation expense for the plan charged to earnings was ¥465 million, ¥443 million and ¥243 million for the years ended March 31, 2010, 2009 and 2008, respectively.

Weighted-average fair value of options awarded on grant date, total intrinsic value of options exercised and cash received from options exercise for the years ended March 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Weighted-average fair value of options awarded	¥623	¥940	¥309
Total intrinsic value of options exercised (in millions of yen)	92	20	116
Cash received from options exercise (in millions of yen)	18	36	153

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

18. Earnings per Share

The adjusting calculation for basic and diluted earnings per share for the years ended March 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	(in millions of yen)
Net income (loss) attributable to Sompo Japan	¥112,494	¥(54,153)	¥(1,641)
Net income (loss) used in calculating diluted earnings per share	112,494	(54,153)	(1,641)

	2010	2009	2008
	(in thousands of share)
Weighted-average common shares	984,623	984,540	984,516
Weighted-average common shares used in calculating diluted earnings per share	985,414	984,540	984,516

	2010	2009	2008
Per share amounts
Basic	¥114.25	¥(55.00)	¥(1.67)
Diluted	114.16	(55.00)	(1.67)

For the years ended March 31, 2009 and 2008, weighted-average shares for basic earnings per share is also used for calculating diluted earnings per share because dilutive shares and dilutive earnings per share are not applicable when a net loss is reported. As a result of a net loss attributed to holders of common stock for the years ended March 31, 2009 and 2008, all potential stock options are considered antidilutive.

19. Business Segments

Management of Sompo Japan makes a decision about allocation of resources based on the review of the operating performance. Sompo Japan sorts all entities of Sompo Japan Group into components according to types of products and services and identifies and aggregates them as a reportable business segment which has economical similarity. As a result, Sompo Japan Group identifies two reportable business segments as property and casualty insurance segment and life insurance segment. In the property and casualty insurance segment, Sompo Japan Group underwrites voluntary automobile insurance, compulsory automobile liability insurance, fire and allied insurance, personal accident insurance, marine insurance and other insurance. In addition, property and casualty insurance segment includes financial service business such as defined contribution pension plan business and asset management business. In the life insurance segment, Sompo Japan Group underwrites individual life insurance, individual annuity insurance, group life insurance and other life insurance through Himawari, Sompo Japan DIY Life Insurance Co., Ltd. and Yasuda Seguros S.A.

Income and loss and total assets are calculated in accordance with Japanese GAAP, which is the measurement basis for internal reporting purposes.

Sompo Japan Group evaluates performance of each business segment based on ordinary profit (loss) and not on total assets.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The performance of each business segment for the years ended March 31, 2010, 2009 and 2008 is as follows:

	Property and casualty	Life	Adjustment and elimination	Consolidated
	(in millions of yen)
2010
Net premiums written—(2)	¥1,291,035	¥—	¥(87)	¥1,290,948
Net claims paid—(2)	873,108	—	(2)	873,106
Life insurance premiums	—	131,915	(15)	131,900
Claim and loss for life insurance	—	41,174	—	41,174
Underwriting expense—(3)	538,319	62,577	(1,711)	599,185
Investment income	70,000	20,268	(314)	89,954
Ordinary profit (loss)—(4)	49,289	(460)	—	48,829
Extraordinary gains (losses)—(5)	9,778	(110)	—	9,668
Income tax expense	18,798	941	—	19,739
Net income (loss)	40,804	(1,437)	—	39,367

Total assets	¥5,013,320	¥1,151,367	¥(618)	¥6,164,069

2009
Net premiums written—(2)	¥1,308,265	¥—	¥(70)	¥1,308,195
Net claims paid—(2)	841,306	—	(1)	841,305
Life insurance premiums	—	124,053	(13)	124,040
Claim and loss for life insurance	—	39,485	—	39,485
Underwriting expense—(3)	547,567	56,880	(3,076)	601,371
Investment income (loss)	(50,818)	13,592	(236)	(37,462)
Ordinary profit (loss)—(4)	(150,499)	6,446	—	(144,053)
Extraordinary gains—(5)	33,059	324	—	33,383
Income tax expense (benefit)	(47,273)	3,424	—	(43,849)
Net income (loss)	(70,095)	3,385	—	(66,710)

Total assets	¥4,809,506	¥1,104,956	¥(1,083)	¥5,913,379

2008
Net premiums written—(2)	¥1,368,774	¥—	¥(34)	¥1,368,740
Net claims paid—(2)	816,642	—	—	816,642
Life insurance premiums	—	167,849	(14)	167,835
Claim and loss for life insurance	—	37,587	—	37,587
Underwriting expense—(3)	546,727	50,969	(3,542)	594,154
Investment income	132,266	13,889	(200)	145,955
Ordinary profit—(4)	79,549	14,514	—	94,063
Extraordinary losses—(5)	(4,355)	(652)	—	(5,007)
Income tax expense	23,571	5,777	—	29,348
Net income	51,683	7,953	—	59,636

Total assets	¥5,381,108	¥1,070,794	¥(1,168)	¥6,450,734

(1)	Each item is calculated in accordance with Japanese GAAP.
(2)	Net premiums written and net claims paid exclude deposit premium revenues for deposit-type insurance and maturity refunds.
(3)	Underwriting expense is the aggregate sum of operating expense, commission and selling, general and administrative expense.
(4)	Ordinary profit (loss) represents Japanese GAAP net income (loss) before extraordinary gains (losses), income tax expense (benefit) and minority interests.
(5)	Extraordinary gains (losses) represent an income statement item under Japanese GAAP which includes special gains and losses in frequency and severity, such as gains (losses) on disposal or impairment on fixed assets, and other special items.

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Net premiums written and net claims paid, after the elimination of intercompany transaction balances, of each product line in property and casualty insurance segment is as follows:

	Voluntary automobile	Compulsory automobile liability	Fire and allied lines	Personal accident	Marine	Other	Total
	(in millions of yen)
Net premiums written
2010	¥652,664	¥165,042	¥150,079	¥127,361	¥29,200	¥166,602	¥1,290,948
2009	657,701	179,982	148,467	126,535	34,961	160,549	1,308,195
2008	661,779	228,503	150,073	128,714	38,365	161,306	1,368,740
Net claims paid
2010	414,016	154,672	63,587	69,447	15,727	155,657	873,106
2009	412,040	160,461	57,629	66,865	16,731	127,579	841,305
2008	409,864	161,338	59,843	58,790	16,752	110,055	816,642

For the years ended March 31, 2010, 2009 and 2008, there was no single external customer from whom income exceeds 10% of the aggregate sum of net premiums written and life insurance premiums in each segment. In addition, for the years ended March 31, 2010, 2009 and 2008, the sources of net premiums written and life insurance premiums are mostly domestic and income from abroad is not significant.

Reconciliation to U.S. GAAP

Reconciliation of net premiums written for both property and casualty insurance and life insurance of business segments for internal reporting to total net premiums written on the consolidated statements of operations in accordance with U.S. GAAP is as follows:

	2010	2009	2008
	(in millions of yen)
Net premiums written for property and casualty insurance	¥1,290,948	¥1,308,195	¥1,368,740
Life insurance premiums	131,900	124,040	167,835

Total net premiums written	1,422,848	1,432,235	1,536,575
Adjustments:
Presentation difference of surrender	99,020	110,958	79,990
Investment-type products and universal life-type products	(4,663)	(4,937)	(5,290)
Foreign currency translation	(1,796)	6,579	(1,126)
Difference in the scope of consolidation	5,194	2,003	2,143
Reinsurance premiums for life insurance	2,335	2,507	2,324
Other adjustments—net	(3,604)	(319)	(524)

Net premiums written for property and casualty insurance (U.S. GAAP)	1,291,003	1,315,235	1,368,723
Life insurance premiums (U.S. GAAP)	228,331	233,791	245,369

Total net premiums written (U.S. GAAP)	¥1,519,334	¥1,549,026	¥1,614,092

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reconciliation of net income (loss) of business segments for internal reporting to net income (loss) on the consolidated statements of operations in accordance with U.S. GAAP is as follows:

	2010	2009	2008
	(in millions of yen)
Net income (loss)	¥39,367	¥(66,710)	¥59,636
Adjustments:
Derivatives	23,742	86,041	(136,888)
Consolidated VIEs and equity method investments	33,698	(62,588)	2,510
Deferred income taxes	(42,388)	(10,080)	41,802
Unearned premiums	8,079	4,205	38,655
Future policy benefits for life insurance contracts	18,013	13,962	17,283
Reserve for price fluctuation under Japanese GAAP	5,792	(31,421)	7,208
Impairment of securities	(2,594)	12,967	(3,943)
Reserves for losses, claims and loss adjustment expenses	1,166	(60)	(15,403)
Deferred policy acquisition costs	5,089	3,883	651
Goodwill	3,984	1,872	1,872
Other adjustments—net	18,546	(6,224)	(15,024)

Net income (loss) (U.S. GAAP)	¥112,494	¥(54,153)	¥(1,641)

Reconciliation of total assets of business segments for internal reporting to total assets on the consolidated statements of financial position in accordance with U.S. GAAP is as follows:

	2010	2009	2008
	(in millions of yen)
Total assets	¥6,164,069	¥5,913,379	¥6,450,734
Adjustments:
Deferred policy acquisition costs	250,843	245,760	241,684
Prepaid reinsurance premiums on a gross basis	179,272	191,981	229,083
Deferred tax assets	(133,279)	(246,257)	(7,633)
Reinsurance recoverable on losses on a gross basis	113,969	118,331	127,342
Difference in the scope of consolidation and equity method of accounting	69,443	66,944	61,041
Present value of future profits	27,075	31,711	37,572
Revaluation of equity securities	24,309	16,952	34,169
Other adjustments—net	31,811	26,518	20,923

Total assets (U.S. GAAP)	¥6,727,512	¥6,365,319	¥7,194,915

20. Subsequent events

(1) Establishment of a Joint Holding Company through joint share transfer

Effective April 1, 2010 (the “acquisition date”), Sompo Japan and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) jointly established NKSJ Holdings, Inc. (“Holdings”), a sole parent company of these two companies, through a joint share transfer which was approved at the extraordinary shareholders’ meeting held on December 22, 2009 and, as a result of this transaction, Sompo Japan became a wholly-owned subsidiary of Holdings. The establishment of Holdings was to integrate the business of these companies as a new group providing customers with improved sense of security and quality services in the Japanese market which has

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

recently been facing an aging and depopulating society, the adverse effects of a globally changing climate, diversifying customers’ needs brought by lifestyle changes, etc.

The joint share transfer will be accounted for by the acquisition method of accounting. Based on the Sompo Japan exchange ratio of one Holdings share for each share of Sompo Japan common stock and the NIPPONKOA exchange ratio of 0.9 Holdings shares for each share of NIPPONKOA common stock, the former Sompo Japan shareholders own approximately 59.2% and the former NIPPONKOA shareholders own approximately 40.8% of Holdings as of the acquisition date. Based on the ownership percentage and other pertinent facts and circumstances to be considered in identifying the accounting acquirer in a business combination, such as composition of governing body and senior management of combining entity, Sompo Japan is deemed to be the accounting acquirer and NIPPONKOA is deemed to be the accounting acquiree.

In the consolidated financial statements of Holdings, as a result of the joint share transfer, the assets acquired and the liabilities assumed from Sompo Japan will be carried at their previous book value, while under the acquisition method of accounting, the tangible and intangible assets acquired and liabilities assumed from NIPPONKOA will be recorded at their fair values, as determined by the management of Holdings.

Management of Holdings will be required to exercise significant judgments by making estimates and determining underlying assumptions in order to measure such assets acquired and liabilities assumed at fair value. As summarized in the table below, the fair value of net assets of NIPPONKOA is expected to exceed the fair value of the consideration transferred which was determined based on Sompo Japan’s closing share price applied to the joint share transfer, adjusted by the share exchange ratio. Therefore, the excess will be treated as a bargain purchase and will be recognized in earnings as a gain attributable to Holdings for the year ending March 31, 2011.

The following is an unaudited preliminary estimate of the total consideration transferred:

Calculation of Total Consideration Transferred
NIPPONKOA Shares outstanding as of the acquisition date	752,453,310
Exchange ratio	0.9
Holdings Shares issued	677,207,979
Sompo Japan closing share price applied to the share exchange (in yen)	¥656
Consideration transferred calculated by outstanding shares (in millions of yen)	¥444,248
Share warrant issued (in millions of yen)	¥714
Total consideration transferred (in millions of yen)	¥444,962

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes an unaudited preliminary allocation of the consideration transferred to the assets acquired and the liabilities assumed as of the acquisition date:

Amount
(in millions of yen)
Fair value of total consideration transferred	¥444,962
Assets
Cash and cash equivalents	¥140,180
Equity securities	819,986
Fixed maturities	1,455,125
Loans and receivables including insurance receivables	435,549
Reinsurance assets	191,944
Property and equipment	122,510
Present value of future profits	190,566
Intangible and other assets	144,608
Total assets acquired	¥3,500,468
Liabilities
Policy liabilities, accruals and policyholders’ account balances	¥2,409,169
Deferred tax liabilities	147,493
Other liabilities	149,487
Total liabilities assumed	2,706,149
Noncontrolling interests	780

Fair value of net assets acquired	¥793,539

A gain from the bargain purchase	¥348,577

The supplementary pro forma information of results of operation of Holdings under U.S. GAAP as if the joint share transfer had occurred on April 1, 2009 and 2008 cannot be practicably provided as NIPPONKOA historically did not prepare the financial statements in accordance with U.S. GAAP which is in certain aspects different from NIPPONKOA’s current reporting GAAP and Holdings currently does not plan to prepare U.S. GAAP financial statements on a continuing basis.

Acquisition-related transaction costs (i.e., advisory, legal, valuation and other professional fees) are not included as a component of the consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. For the fiscal year ended March 31, 2010 Sompo Japan incurred ¥1,061 million of acquisition related costs. These expenses are included in “Other expenses” in Sompo Japan’s consolidated statements of operations.

(2) Acquisition of Shares in Turkish Non-Life Insurance Company, Fiba Sigorta

On June 15, 2010, Sompo Japan reached an agreement with Fiba Holding Anonim Sirketi and its affiliates to acquire 93.36% of the common shares in Fiba Sigorta Anonim Sirketi (“Fiba Sigorta”), a Turkish non-life insurance company. Sompo Japan will also purchase all or any of the remaining 6.64% common shares in Fiba Sigorta if so requested by the relevant shareholders, Fiba Sigorta’s current and former directors and employees (collectively the “Transaction” together with the purchase from the major shareholder). If all of the common shares in Fiba Sigorta are acquired, the total acquisition cost is expected to be approximately 485 million Turkish lira (approximately 28.1billion yen).

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(a) Background to the Share Acquisition

Fiba Sigorta is a retail-focused non-life insurance company ranked 11th (in terms of gross written premiums) in the Turkish non-life sector. Sompo Japan believes the Transaction enables it to expand in the fast-growing Turkish non-life insurance market and provides a platform for further business opportunities in the region.

(b) Overview of the Transaction

Sompo Japan will acquire up to 100% of the issued and outstanding Fiba Sigorta common shares. The total purchase price is 485 million Turkish lira (approx. 28.1 billion yen), which will be funded by the cash reserves of Sompo Japan. It is anticipated that the acquisition of Fiba Sigorta shares will be completed by October 2010*. The completion of the Transaction is subject to the satisfaction of conditions set out in an agreement between Sompo Japan and the selling shareholders in Fiba Sigorta, including approvals by relevant authorities in both Japan and Turkey.

Note: The exchange rate used herein is 1 Turkish lira: 58.0 yen.

Schedule I

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Summary of Investments—Other than Investments in Affiliates

March 31, 2010 and 2009

	Cost	Fair value	Amount shown in the consolidated statements of financial position
	(in millions of yen)
Type of Investment

March 31, 2010:
Securities held-to-maturity:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
Other	¥452,293	¥460,108	¥452,293

	452,293	460,108	452,293

States, municipalities and political subdivisions:
Other	71,295	73,585	71,295

	71,295	73,585	71,295
Public utilities	85,492	88,365	85,492
Other corporate bonds	252,325	257,719	252,325

Total fixed maturities held-to-maturities	¥861,405	¥879,777	¥861,405

Securities available-for-sale:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
United States	117,217	113,133	113,133
Other	1,237,399	1,252,702	1,252,702

	1,354,616	1,365,835	1,365,835
States, municipalities and political subdivisions:
Other	31,239	31,533	31,533

	31,239	31,533	31,533
Public utilities	115,129	119,640	119,640
Convertibles and bonds with warrants attached	1,384	1,388	1,388
Residential mortgage-backed securities	201,402	204,848	204,848
Commercial mortgage-backed securities	13,459	12,988	12,988
Asset-backed securities	5,179	5,307	5,307
Other corporate bonds	309,694	314,708	314,708

Total fixed maturities available-for-sale	¥2,032,102	¥2,056,247	¥2,056,247

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Summary of Investments—Other than Investments in Affiliates—(Continued)

March 31, 2010 and 2009

	Cost	Fair value	Amount shown in the consolidated statements of financial position
	(in millions of yen)
Equity securities:
Common stocks:
Public utilities	13,471	37,425	37,425
Banks, trust and insurance companies	84,740	131,816	131,816
Industrial, miscellaneous and all other	413,073	1,043,167	1,043,167

	511,284	1,212,408	1,212,408

Non-redeemable preferred stocks	49,213	51,178	51,178

Total equity securities available-for-sale	¥560,497	¥1,263,586	¥1,263,586

Total securities available-for-sale	¥2,592,599	¥3,319,833	¥3,319,833

Trading securities:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
United States	14,373	14,250	14,250
Other	28,444	28,713	28,713

	42,817	42,963	42,963
States, municipalities and political subdivisions:
Other	394	410	410

	394	410	410
Public utilities	3,971	4,049	4,049
Convertibles and bonds with warrants attached	16	16	16
Residential mortgage-backed securities	103,884	104,610	104,610
Commercial mortgage-backed securities	975	1,096	1,096
Asset-backed securities	752	783	783
Other corporate bonds	54,712	57,005	57,005

Total trading fixed maturities	¥207,521	¥210,932	¥210,932

Equity securities
Common stocks:
Public utilities	2,874	2,746	2,746
Banks, trust and insurance companies	8,155	8,341	8,341
Industrial, miscellaneous and all other	31,710	32,041	32,041

Total trading equity securities	¥42,739	¥43,128	¥43,128

Total trading securities	¥250,260	¥254,060	¥254,060

Total securities	¥3,704,264	¥4,453,670	¥4,435,298

Mortgage loans on real estate	29,408		29,408
Investment real estate	43,688		43,688
Policy loans	26,970		26,970
Other long-term investments	547,531		547,531
Short-term investments	39,290		39,290

Total investments	¥4,391,151		¥5,122,185

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Summary of Investments—Other than Investments in Affiliates—(Continued)

March 31, 2010 and 2009

	Cost	Fair value	Amount shown in the consolidated statements of financial position
	(in millions of yen)
Type of Investment

March 31, 2009:
Securities held-to-maturity:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
United States	¥7,841	¥7,932	¥7,841
Other	397,251	410,202	397,251

	405,092	418,134	405,092

States, municipalities and political subdivisions:
Other	73,250	74,537	73,250

	73,250	74,537	73,250
Public utilities	85,221	86,636	85,221
Other corporate bonds	278,622	277,308	278,622

Total fixed maturities held-to-maturities	¥842,185	¥856,615	¥842,185

Securities available-for-sale:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
United States	123,703	130,250	130,250
Other	1,217,088	1,247,956	1,247,956

	1,340,791	1,378,206	1,378,206
States, municipalities and political subdivisions:
Other	48,992	49,127	49,127

	48,992	49,127	49,127
Public utilities	91,907	94,825	94,825
Convertibles and bonds with warrants attached	2,685	2,685	2,685
Mortgage-backed securities	143,694	142,188	142,188
Other corporate bonds	310,964	310,583	310,583

Total fixed maturities available-for-sale	¥1,939,033	¥1,977,614	¥1,977,614

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Summary of Investments—Other than Investments in Affiliates—(Continued)

March 31, 2010 and 2009

	Cost	Fair value	Amount shown in the consolidated statements of financial position
	(in millions of yen)
Equity securities:
Common stocks:
Public utilities	13,852	38,641	38,641
Banks, trust and insurance companies	80,261	128,721	128,721
Industrial, miscellaneous and all other	407,356	790,586	790,586

	501,469	957,948	957,948

Non-redeemable preferred stocks	59,926	64,436	64,436

Total equity securities available-for-sale	¥561,395	¥1,022,384	¥1,022,384

Total securities available-for-sale	¥2,500,428	¥2,999,998	¥2,999,998

Trading securities:
Fixed maturities	193,779	189,231	189,231
Equity securities	57,768	35,601	35,601

Total trading securities	¥251,547	¥224,832	¥224,832

Total securities	¥3,594,160	¥4,081,445	¥4,067,015

Mortgage loans on real estate	36,185		36,185
Investment real estate	47,801		47,801
Policy loans	25,978		25,978
Other long-term investments	575,956		575,956
Short-term investments	15,262		15,262

Total investments	¥4,295,342		¥4,768,197

Schedule III

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Supplementary Insurance Information

Years ended March 31, 2010, 2009 and 2008

Property and casualty:	Deferred policy acquisition costs	Policy liabilities and accruals for losses, claims and loss adjustment expenses	Unearned premiums	Premiums earned	Net investment income
	(in millions of yen)
Year ended:
March 31, 2010	¥133,840	¥943,110	¥1,113,917	¥1,325,542	¥91,448
March 31, 2009	¥135,252	¥951,457	¥1,149,049	¥1,358,552	¥35,185
March 31, 2008	¥135,181	¥1,005,945	¥1,233,731	¥1,377,857	¥109,981

	Losses, claims and loss adjustment expenses	Amortization of deferred policy acquisition costs	Net premiums written
	(in millions of yen)
Year ended:
March 31, 2010	¥873,141	¥202,357	¥1,291,003
March 31, 2009	¥857,152	¥203,288	¥1,315,235
March 31, 2008	¥922,325	¥208,159	¥1,368,723

Life:	Deferred policy acquisition costs	Future policy benefits for life insurance contracts	Life insurance premiums	Net investment income	Life and annuity contract benefits and losses
	(in millions of yen)
Year ended:
March 31, 2010	¥117,869	¥922,875	¥228,331	¥18,370	¥170,341
March 31, 2009	¥110,867	¥897,680	¥233,791	¥17,315	¥171,474
March 31, 2008	¥107,159	¥878,604	¥245,369	¥15,885	¥178,530

Amortization of deferred policy acquisition costs
(in millions of yen)
Year ended:
March 31, 2010	¥19,919
March 31, 2009	¥19,547
March 31, 2008	¥19,569

Schedule IV

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Reinsurance

Years ended March 31, 2010, 2009 and 2008

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
	(in millions of yen)
Property and casualty insurance premiums earned:
Year ended:
March 31, 2010	¥1,413,386	¥(258,894)	¥171,050	¥1,325,542	12.9%
March 31, 2009	¥1,439,032	¥(280,382)	¥199,902	¥1,358,552	14.7%
March 31, 2008	¥1,466,258	¥(308,466)	¥220,065	¥1,377,857	16.0%

Life insurance premiums:
Year ended:
March 31, 2010	¥230,085	¥(2,714)	¥960	¥228,331	0.4%
March 31, 2009	¥235,600	¥(2,707)	¥898	¥233,791	0.4%
March 31, 2008	¥247,317	¥(2,798)	¥850	¥245,369	0.3%

Schedule V

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts

Years ended March 31, 2010, 2009 and 2008

		Addition
	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of year
	(in millions of yen)
Year ended March 31, 2010
Applied against asset accounts:
Accumulated depreciation—
investments real estate	¥35,074	¥1,292	¥—	¥(2,123)	¥34,243
property and equipment	¥188,758	¥10,839	—	¥(3,167)	¥196,430
Allowance for credit losses—loans:
Specific allowance	¥1,658	¥(283)	¥—	¥(66)	¥1,309
General allowance	270	46	—	—	316
Allowance for doubtful accounts	¥14,768	¥(862)	¥—	¥(10,098)	¥3,808

Year ended March 31, 2009
Applied against asset accounts:
Accumulated depreciation—
investments real estate	¥34,686	¥1,353	¥—	¥(965)	¥35,074
property and equipment	¥184,237	¥10,443	—	¥(5,922)	¥188,758
Allowance for credit losses—loans:
Specific allowance	¥1,144	¥552	¥—	¥(38)	¥1,658
General allowance	105	165	—	—	270
Allowance for doubtful accounts	¥15,634	¥(310)	¥—	¥(556)	¥14,768

Year ended March 31, 2008
Applied against asset accounts:
Accumulated depreciation—
investments real estate	¥34,083	¥1,362	¥—	¥(759)	¥34,686
property and equipment	¥180,285	¥8,764	—	¥(4,812)	¥184,237
Allowance for credit losses—loans:
Specific allowance	¥1,652	¥(445)	¥—	¥(63)	¥1,144
General allowance	195	(90)	—	—	105
Allowance for doubtful accounts	¥14,853	¥1,052	¥—	¥(271)	¥15,634

Schedule VI

SOMPO JAPAN INSURANCE INC. AND SUBSIDIARIES

Supplemental Information Concerning Property-Casualty Insurance Enterprises

Years ended March 31, 2010, 2009 and 2008

Consolidated property and casualty insurance enterprises:	Deferred policy acquisition costs	Policy liabilities and accruals for losses, claims and loss adjustment expenses	Unearned premiums	Premiums earned	Net investment income	Losses, claims and loss adjustment expenses
						Current year	Prior year
	(in millions of yen)
Year ended:
March 31, 2010	¥133,840	¥943,110	¥1,113,917	¥1,325,542	¥91,448	¥912,785	¥(39,644)
March 31, 2009	¥135,252	¥951,457	¥1,149,049	¥1,358,552	¥35,185	¥903,098	¥(45,946)
March 31, 2008	¥135,181	¥1,005,945	¥1,233,731	¥1,377,857	¥109,981	¥898,321	¥24,004

	Amortization of deferred policy acquisition costs	Paid losses, claims and loss adjustment expenses	Premiums written
	(in millions of yen)
Year ended:
March 31, 2010	¥202,357	¥886,857	¥1,291,003
March 31, 2009	¥203,288	¥884,285	¥1,315,235
March 31, 2008	¥208,159	¥889,592	¥1,368,723

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NIPPONKOA Insurance Company, Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of NIPPONKOA Insurance Company, Limited and its subsidiaries at March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Aarata

Tokyo, Japan

September 29, 2010

NIPPONKOA Insurance Company, Limited and subsidiaries

Consolidated statements of financial position

March 31, 2010 and 2009

		(Yen in millions)
	Note	2010	2009
Assets
Cash and cash equivalents	6	140,180	170,654
Derivative financial instruments	7	5,992	8,165
Equity securities	8	819,986	731,746
Debt securities	8	1,456,439	1,523,667
Loans and receivables including insurance receivables	9	432,757	426,293
Reinsurance assets	10	191,944	188,654
Investments in associates	11	3,117	2,780
Investment property	12	21,689	23,681
Property and equipment	13	126,082	139,476
Intangible assets	14	2,834	3,339
Deferred income tax assets	15	5,664	3,819
Other assets	16	58,492	55,022

Total assets		3,265,176	3,277,296

Liabilities
Derivative financial instruments	7	4,041	13,675
Trade and other payables	17	44,603	47,229
Payables for return of cash collateral on loaned securities	18	25,861	74,436
Current income tax liabilities		6,527	2,296
Retirement benefit obligations	19	40,656	40,212
Insurance contract liabilities	20	2,260,086	2,355,657
Investment contract liabilities	20	68,950	61,248
Deferred income tax liabilities	15	71,850	27,589
Other liabilities	21	27,799	29,035

Total liabilities		2,550,373	2,651,377

Equity
Share capital	22	138,552	80,323
Other reserves	23	223,130	152,991
Retained earnings	23	352,341	391,395

Total equity attributable to owners of NIPPONKOA		714,023	624,709
Minority interest		780	1,210

Total equity		714,803	625,919

Total liabilities and equity		3,265,176	3,277,296

The notes on pages F-92 to F-211 are an integral part of these consolidated financial statements.

NIPPONKOA Insurance Company, Limited and subsidiaries

Consolidated income statements

For the years ended March 31, 2010, 2009 and 2008

		(Yen in millions, except per share amounts)
	Note	2010	2009	2008
Insurance premium revenue	26	909,363	942,352	985,071
Insurance premium ceded to reinsurers	26	(103,206)	(118,717)	(128,365)

Net insurance premium revenue	26	806,157	823,635	856,706
Fee income	27	7,380	8,558	6,978
Investment income	28	51,263	55,108	59,174
Net realized gains/(losses) on financial assets	29	6,975	(36,109)	7,212
Net fair value gains/(losses) on assets at fair value through income	30	2,143	(12,517)	(810)
Other operating income	31	10,857	1,204	1,451

Total income		884,775	839,879	930,711
Claims and insurance benefits (gross)	32	673,132	712,093	727,726
Claims and insurance benefits (ceded)	32	(99,197)	(95,949)	(75,764)

Claims and insurance benefits (net)	32	573,935	616,144	651,962
Change in reserves for insurance and investment contracts (net)	32	(42,979)	(71,203)	(52,328)

Net insurance benefits and claims		530,956	544,941	599,634
Commissions and brokerage expenses	33, 34	121,264	124,742	129,417
Operating and administrative expenses	33, 34	138,935	135,452	145,154
Loss adjustment expenses	33, 34	35,420	34,689	37,144
Other operating expenses	33, 34	20,557	39,831	15,125

Total expenses	33, 34	847,132	879,655	926,474
Operating results		37,643	(39,776)	4,237
Finance costs		(109)	(264)	(193)
Share of profit/(loss) of associates	11	256	(259)	148

Profit/(loss) before income taxes		37,790	(40,299)	4,192
Income tax credit	15	(12,231)	16,572	305

Net profit/(loss)		25,559	(23,727)	4,497

Attributable to:
—Owners of NIPPONKOA		25,564	(23,754)	4,469
—Minority interest		(5)	27	28

		25,559	(23,727)	4,497

Earnings/(loss) per share attributable to the owners of NIPPONKOA Group for the year
(expressed in yen per share):
—Basic	36	33.97	(31.34)	5.78
—Diluted	36	33.92	(31.34)	5.78

The notes on pages F-92 to F-211 are an integral part of these consolidated financial statements.

NIPPONKOA Insurance Company, Limited and subsidiaries

Consolidated statements of comprehensive income

For the years ended March 31, 2010, 2009 and 2008

	Note	(Yen in millions)
		2010	2009	2008
Profit/(loss) for the period		25,559	(23,727)	4,497

Other comprehensive income for the period, net of income tax
Land and building revaluation reserve	23	1	(12)	52
Net change in fair value of available for sale financial assets	23	69,007	(170,073)	(178,232)
Hedging reserves	23	2	3	21
Currency translation differences	23	1,013	(7,020)	(2,255)
Employee benefits actuarial gains and losses through other comprehensive income	23	(454)	179	(3,567)
Share of other comprehensive income of associates	11	120	(244)	(72)

Other comprehensive income for the period, net of income tax	15	69,689	(177,167)	(184,053)

Total comprehensive income for the period		95,248	(200,894)	(179,556)

Attributable to:
Owners of NIPPONKOA		95,256	(200,921)	(179,584)
Minority interest		(8)	27	28
Total comprehensive income for the period		95,248	(200,894)	(179,556)

The notes on pages F-92 to F-211 are an integral part of these consolidated financial statements.

NIPPONKOA Insurance Company, Limited and subsidiaries

Consolidated statements of changes in equity

For the years ended March 31, 2010

		(Yen in millions)
		Attributable to owners of NIPPONKOA
	Note	Ordinary shares	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Minority interest	Total equity
Balance at 1 April 2009	22	91,249	47,197	(58,123)	152,991	391,395	624,709	1,210	625,919

Total comprehensive income for the period

Profit/(loss) for the period		—	—	—	—	25,564	25,564	(5)	25,559

Other comprehensive income, net of income tax
Land and building revaluation reserve	23	—	—	—	(6)	7	1	—	1
Net change in fair value of available for sale financial assets	23	—	—	—	69,006	—	69,006	1	69,007
Hedging reserves		—	—	—	2	—	2	—	2
Currency translation differences	23	—	—	—	1,017	—	1,017	(4)	1,013
Employee benefits actuarial gains and losses through equity	23	—	—	—	—	(454)	(454)	—	(454)
Share of other comprehensive income in associates		—	—	—	120	—	120	—	120

Total other comprehensive income		—	—	—	70,139	(447)	69,692	(3)	69,689

Total comprehensive income for the period		—	—	—	70,139	25,117	95,256	(8)	95,248

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Dividends to equity holders	37	—	—	—	—	(6,019)	(6,019)	(8)	(6,027)
Share-based payment transactions	22	—	106	—	—	—	106	—	106
Net purchase of treasury shares	22	—	(177)	148	—	—	(29)	—	(29)
Retirement of treasury share		—	(57,975)	57,975	—	—	—	—	—
Transfer from retained earnings		—	58,152	—	—	(58,152)	—	—	—

Total contributions by and distributions to owners		—	106	58,123	—	(64,171)	(5,942)	(8)	(5,950)

Changes in ownership interest in subsidiaries that do not result in a loss of control		—	—	—	—	—	—	(414)	(414)

Total transactions with owners		—	106	58,123	—	(64,171)	(5,942)	(422)	(6,364)

Balance at 31 March 2010		91,249	47,303	—	223,130	352,341	714,023	780	714,803

NIPPONKOA Insurance Company, Limited and subsidiaries

Consolidated statements of changes in equity—(Continued)

For the years ended March 31, 2009

		(Yen in millions)
		Attributable to owners of NIPPONKOA
	Note	Ordinary shares	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Minority interest	Total equity
Balance at 1 April 2008	22	91,249	47,111	(51,593)	330,338	420,784	837,889	2,107	839,996

Total comprehensive income for the period

Profit/(loss) for the period						(23,754)	(23,754)	27	(23,727)

Other comprehensive income, net of income tax
Land and building revaluation reserve	23	—	—	—	(12)	—	(12)	—	(12)
Net change in fair value of available for sale financial assets	23	—	—	—	(170,073)	—	(170,073)	—	(170,073)
Hedging reserves		—	—	—	3	—	3	—	3
Currency translation differences	23	—	—	—	(7,020)	—	(7,020)	—	(7,020)
Employee benefits actuarial gains and losses through equity	23	—	—	—	—	179	179	—	179
Share of other comprehensive income in associates		—	—	—	(244)	—	(244)	—	(244)

Total other comprehensive income		—	—	—	(177,346)	179	(177,167)	—	(177,167)

Total comprehensive income for the period		—	—	—	(177,346)	(23,575)	(200,921)	27	(200,894)

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Dividends to equity holders	37	—	—	—	—	(5,717)	(5,717)	(13)	(5,730)
Share-based payment transactions	22	—	87	—	—	—	87	—	87
Net purchase of treasury shares	22	—	(127)	(6,530)	—	—	(6,657)	—	(6,657)
Transfer from retained earnings		—	126	—	—	(126)	—	—	—
Others		—	—	—	—	29	29	—	29

Total contributions by and distributions to owners		—	86	(6,530)	—	(5,814)	(12,258)	(13)	(12,270)

Changes in ownership interest in subsidiaries that do not result in a loss of control		—	—	—	—	—	—	(911)	(911)

Total transactions with owners		—	86	(6,530)	—	(5,814)	(12,258)	(924)	(13,181)

Balance at 31 March 2009		91,249	47,197	(58,123)	152,991	391,395	624,709	1,210	625,919

NIPPONKOA Insurance Company, Limited and subsidiaries

Consolidated statements of changes in equity—(Continued)

For the years ended March 31, 2008

		(Yen in millions)
		Attributable to owners of NIPPONKOA
	Note	Ordinary shares	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Minority interest	Total equity
Balance at 1 April 2007		91,249	46,971	(23,318)	510,824	435,377	1,061,103	1,834	1,062,937

Total comprehensive income for the period

Profit/(loss) for the period		—	—	—	—	4,469	4,469	28	4,497

Other comprehensive income, net of income tax
Land and building revaluation reserve	23	—	—	—	52	—	52	—	52
Net change in fair value of available for sale financial assets	23	—	—	—	(178,232)	—	(178,232)	—	(178,232)
Hedging reserves		—	—	—	21	—	21	—	21
Currency translation differences	23	—	—	—	(2,255)	—	(2,255)	—	(2,255)
Employee benefits actuarial gains and losses through equity	23	—	—	—	—	(3,567)	(3,567)	—	(3,567)
Share of other comprehensive income in associates		—	—	—	(72)	—	(72)	—	(72)

Total other comprehensive income		—	—	—	(180,486)	(3,567)	(184,053)	—	(184,053)

Total comprehensive income for the period		—	—	—	(180,486)	902	(179,584)	28	(179,556)

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Dividends to equity holders	37	—	—	—	—	(5,971)	(5,971)	(13)	(5,984)
Share-based payment transactions	22	—	139	—	—	—	139	—	139
Net purchase of treasury shares	22	—	(58)	(28,275)	—		(28,333)	—	(28,333)
Retirement of treasury share			(9,464)	—	—		(9,464)		(9,464)
Transfer from retained earnings		—	9,523	—	—	(9,523)	—	—	—
Others		—	—	—	—	(1)	(1)	—	(1)

Total contributions by and distributions to owners		—	140	(28,275)	—	(15,495)	(43,630)	(13)	(43,643)

Changes in ownership interest in subsidiaries that do not result in a loss of control		—	—	—	—	—	—	258	258

Total transactions with owners		—	140	(28,275)	—	(15,495)	(43,630)	245	(43,385)

Balance at 31 March 2008		91,249	47,111	(51,593)	330,338	420,784	837,889	2,107	839,996

The notes on pages F-92 to F-211 are an integral part of these consolidated financial statements.

NIPPONKOA Insurance Company, Limited and subsidiaries

Consolidated statements of cash flows

For the years ended March 31, 2010, 2009 and 2008

	Note	(Yen in millions)
		2010	2009	2008
Cash flows from operating activities
Cash generated from operations	38	(126,261)	(120,041)	(95,332)
Income tax paid		(7,411)	(9,049)	(13,141)

Net cash from operating activities		(133,672)	(129,090)	(108,473)

Cash flows from investing activities
Interest received		39,891	44,568	42,432
Dividend received		11,047	14,787	14,446
Net decrease (increase) in short-term investments	9	(6,244)	(30,373)	12,647
Purchase of held to maturity securities	8	(41,229)	(61,686)	(26,494)
Proceeds from maturity of held to maturity securities	8	200	—	—
Purchase of available for sale securities	8	(235,546)	(583,415)	(860,582)
Proceeds from sales or maturity of available for sale securities	8	393,145	771,398	928,710
Purchase of investment securities designated at fair value through income	8	(8,190)	(45,902)	(20,746)
Proceeds from sales or maturity of investment securities designated at fair value through income	8	13,330	16,567	20,602
Purchase of investment in associates	11	—	0	(26)
Payments for loans	9	(52,753)	(75,091)	(41,674)
Collection of loans	9	53,887	58,253	64,140
Acquisition of property and equipment	13	(9,330)	(7,256)	(8,022)
Proceeds from sale of property and equipment	13	601	137	1,021
Acquisition of investment properties	12	(157)	(63)	(261)
Proceeds from sale of investment properties	12	451	640	828
Acquisition of intangible assets	14	(795)	(1,411)	(220)
Other		—	0	43

Net cash used in investing activities		158,308	101,153	126,844

Cash flows from financing activities
Proceeds from disposal of treasury shares	22	120	124	57
Purchase of treasury shares	22	(149)	(6,781)	(37,853)
Dividends paid to shareholders of NIPPONKOA	23	(6,019)	(5,717)	(5,971)
Dividends paid to minority interest		(8)	(13)	(13)
Net change in payables for return of cash collateral on loaned securities		(48,575)	74,436	0
Other		(479)	(206)	(153)

Net cash used in financing activities		(55,110)	61,843	(43,933)

Net (decrease)/increase in cash and cash equivalents		(30,474)	33,906	(25,562)
Cash and cash equivalents at beginning of year		170,654	142,400	167,136
Exchange (losses)/gains on cash and cash equivalents		0	(5,652)	826

Cash and cash equivalents at end of year		140,180	170,654	142,400

The notes on pages F-92 to F-211 are an integral part of these consolidated financial statements.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements

1	General information

NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) was established in April 2001 through a merger of The Nippon Fire & Marine Insurance Co., Ltd. (founded in 1892) and The Koa Fire & Marine Insurance Co., Ltd. (founded in 1918).

NIPPONKOA and its subsidiaries (together forming “NIPPONKOA Group”) write marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan, hull and cargo risks for Japanese businesses, and sell a variety of life insurance products mainly in the Japanese market.

NIPPONKOA is a stock corporation and is domiciled in Japan. The address of its registered office is: 3-7-3 Kasumigaseki, Chiyoda-ku, Tokyo, Japan. NIPPONKOA was previously listed on the first section of the Tokyo Stock Exchange. As explained in Note 41 “Events after the balance sheet date”, NIPPONKOA and SOMPO JAPAN INC (“SOMPO”) jointly established NKSJ Holdings, Inc. on April 1, 2010 as a holding company in a statutory share exchange pursuant to the Share Exchange Agreement entered into between NIPPONKOA and SOMPO on July 29, 2009.

As part of the Share Exchange Agreement, NIPPONKOA was delisted from the first section of the Tokyo Stock Exchange on March 29, 2010, and each NIPPONKOA ordinary share was exchanged for 0.9 shares of NKSJ Holdings, Inc. on April 1, 2010. Accordingly, with effect from April 1, 2010, NKSJ Holdings, Inc, listed on the first section of the Tokyo Stock Exchange and the first section of the Osaka Securities Exchange became the immediate and ultimate holding company of NIPPONKOA .

NIPPONKOA Group consolidated financial statements have been authorized for issuance by the Board of Directors on September 29, 2010.

2	Summary of significant accounting policies

2.1 Basis of presentation

2.1.1 Introduction

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by International Accounting Standards Board (IASB). They have been prepared under the historical cost convention, as modified by the revaluation of investment property, available for sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through income. The date of transition to IFRS for NIPPONKOA Group was April 1, 2007.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying NIPPONKOA Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

In accordance with IFRS 4, Insurance Contracts, NIPPONKOA Group has applied existing accounting practices, Japanese GAAP, for insurance and investment contracts with DPF, modified as appropriate to comply with the IFRS framework and applicable standards.

All amounts in the notes are shown in millions of yen, rounded to the nearest million, unless otherwise stated.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

2.1.2 New standards and amendments effective on or before April 1 2009

IAS 23 (amendment), “Borrowing costs” (effective from January 1, 2009)

The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs has been removed. IAS 23 (amendment) does not have an impact on the Group’s financial statements in the current year, as there were no qualifying assets for the periods reported on.

IAS 1 (Revised), “Presentation of financial statements” (effective from January 1, 2009)

NIPPONKOA Group applies revised IAS 1 Presentation of Financial Statements (2007), which became effective as of 1 January 2009. As a result, NIPPONKOA Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since this change only impacts presentation aspects, there is no impact on earnings per share.

IFRS 2 (Amendment), “Share-based payment” (effective from January 1, 2009)

The amendment standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are limited to service and performance conditions only. Other features of a share-based payment are not vesting conditions. As such, these features would need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or the valuation thereof subsequent to grant date. All cancellations, by the entity or by other parties would receive the same accounting treatment. The adoption of this amendment does not have an impact on the financial statements of NIPPONKOA Group.

IFRS 7 (Amendment), “Financial instruments: Disclosures” (effective from January 1, 2009)

The amendments require disclosure on how the fair value of financial instruments is measured using the “three-level hierarchy” that reflects the significance of the inputs used in measuring fair values of financial instruments. Specific disclosures are required when fair value measurements are categorized as Level 3 (significant unobservable inputs) in the fair value hierarchy. The amendments also require that any significant transfers between Level 1 and Level 2 of the fair value hierarchy be disclosed separately, distinguishing between transfers into and out of each level. Furthermore, changes in valuation techniques from one period to another, including the reasons thereto, are required to be disclosed for each class of financial instruments.

Revised disclosures in respect of fair values of financial instruments are disclosed in note 25.

The amendments also require disclosure on the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed. Further, the definition of liquidity risk has been amended and it is now defined as the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The adoption of the amendment results in additional disclosures but does not have an impact on the financial position of the comprehensive income of NIPPONKOA Group.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

IAS 32 (Amendment), “Financial instruments: Presentation”, and IAS 1 (Amendment), “Presentation of financial statements”—“Puttable financial instruments and obligations arising on liquidation” (effective from January 1, 2009)

The amendment requires entities to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions. The adoption of this amendment does not have an impact on the financial statements of NIPPONKOA Group as there were no puttable financial instruments.

IFRIC 9 (Amendment), “Reassessment of embedded derivatives” (effective from June 30, 2009)

NIPPONKOA Group shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when NIPPONKOA Group first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows of the contract. However, to address the amendments to IAS 39 issued in October 2008 (for the reclassification of financial assets), IFRIC 9 and IAS 39 were amended to allow reassessment when there is a reclassification of a financial asset from the fair value through income category. The adoption of this amendment does not have an impact on the financial statements of NIPPONKOA Group since NIPPONKOA Group did not reclassify any financial assets.

IFRIC 13, “Customer loyalty programmes” (effective from July 1, 2008)

IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement, and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. Since NIPPONKOA Group do not have any customer loyalty incentives, the adoption of this interpretation does not have an impact on the financial statements of NIPPONKOA Group.

IFRIC 15, “Agreements for construction of real estates” (effective from January 1, 2009)

The interpretation clarifies whether IAS 18, “Revenue” or IAS 11, “Construction contracts” should be applied to particular transactions and will likely result in IAS 18 being applied to a wider range of transactions. The adoption of this interpretation does not have an impact on the financial statements of NIPPONKOA Group as there are no construction contracts.

IFRIC 16, “Hedges of a net investment in a foreign operation” (effective from October 1, 2008)

IFRIC 16 clarifies the accounting treatment in respect of net investment hedging including the fact that net investment hedging relates to differences in functional currency, not presentation currency and hedging instruments may be held anywhere in NIPPONKOA Group. The requirements of IAS 21, “The effects of changes in foreign exchange rates”, further do apply to the hedged item. Since NIPPONKOA Group does not use the hedge accounting of a net investment in a foreign operation under IAS 21, the adoption of this amendment does not have an impact on the financial statements of NIPPONKOA Group.

Improvements to IFRS

The improvements project is an annual process that the IASB has implemented to address non-urgent but necessary amendments to IFRS. The followings amendments arising from the improvements projects in 2008 and

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

2009 became effective for the first time during the current financial year. The adoption of these amendments has no impact on the financial statements of NIPPONKOA Group.

•

IAS 1 (Amendment), “Presentation of financial statements” (effective from January 1, 2009). The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with IAS 39, “Financial instruments: Recognition and measurement” are examples of current assets and liabilities respectively.

•

IAS 16 (Amendment), “Property, plant and equipment” (and consequential amendment to IAS 7, “Statement of cash flows”) (effective from January 1, 2009). Entities whose ordinary activities comprise renting and subsequently selling assets present proceeds from the sale of those assets as revenue and should transfer the carrying amount of the asset to inventories when the asset becomes held for sale. A consequential amendment to IAS 7 states that cash flows arising from purchase, rental and sale of those assets are classified as cash flows from operating activities.

•	Additional guidance to IAS 18, “Revenue”, on determining whether an entity is acting as a principal or as an agent.

•

IAS 19 (Amendment), “Employee benefits” (effective from January 1, 2009). The amendment clarifies that a plan amendment that results in a change to the extent that benefit promises are affected by future salary increases is a curtailment; and, an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation. The definition of return on plan assets has been amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation. The distinction between short-term and long-term employee benefits has been clarified and is based on whether benefits are due to be settled within or after 12 months of employee service being rendered. IAS 37, “Provisions, contingent liabilities and contingent assets”, requires contingent liabilities to be disclosed if not recognized. IAS 19 has been amended to be consistent in this regard.

•

IAS 20 (Amendment), “Accounting for government grants and disclosure of government assistance” (effective from January 1, 2009). The benefit of a below-market rate government loan is measured as the difference between the carrying amount in accordance with IAS 39, “Financial instruments: Recognition and measurement”, and the proceeds received with the benefit accounted for in accordance with IAS 20.

•

IAS 23 (Amendment), “Borrowing costs” (effective from January 1, 2009). The definition of borrowing costs has been amended so that interest expense is calculated using the effective interest method defined in IAS 39 “Financial instruments: Recognition and measurement”. This eliminates the inconsistency of terms between IAS 39 and IAS 23.

•

IAS 27 (Amendment), “Consolidated and separate financial statements” (effective from January 1, 2009). Where an investment in a subsidiary that is accounted for under IAS 39, “Financial instruments: Recognition and measurement” is classified as held for sale under IFRS 5, “Non-current assets held for sale and discontinued operations”, IAS 39 would continue to be applied.

•

IAS 28 (Amendment), “Investments in associates” (and consequential amendments to IAS 32, “Financial instruments: Presentation” and IFRS 7, “Financial instruments: Disclosures”) (effective from January 1, 2009). An investment in an associate is treated as a single asset for purposes of the impairment assessment, and any impairment loss is not allocated to specific assets included within the investment (i.e., goodwill). Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases the carrying value.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

•

IAS 28 (Amendment), “Investments in associates” (and consequential amendments to IAS 32, “Financial instruments: Presentation” and IFRS 7, “Financial instruments: Disclosures”) (effective from January 1, 2009). Where an investment in associate is accounted for in accordance with IAS 39 “Financial instruments: Recognition and measurement” only certain, rather than all, disclosure requirements in IAS 28 need to be made in addition to disclosures required by IAS 32, “Financial instruments: Presentation” and IFRS 7 “Financial instruments: Disclosures”.

•

IAS 29 (Amendment), “Financial reporting in hyperinflationary economies” (effective from January 1, 2009). The guidance has been amended to reflect the fact that a number of assets and liabilities are measured at fair value rather than historical cost.

•

IAS 31 (Amendment), “Interests in joint ventures” (and consequential amendments to IAS 32 and IFRS 7) (effective from January 1, 2009). Where an investment in joint venture is accounted for in accordance with IAS 39, only certain, rather than all, disclosure requirements in IAS 31 need to be made in addition to disclosures required by IAS 32, “Financial instruments: Presentation” and IFRS 7, “Financial instruments: Disclosures”.

•

IAS 36 (Amendment), “Impairment of assets” (effective from January 1, 2009). Where fair value less costs to sell is determined on the basis of discounted cash flows, disclosures similar to those assets based on value-in-use should be made.

•

IAS 38 (Amendment), “Intangible assets” (effective from January 1, 2009). A pre-payment may only be recognized in the event that payment has been made in advance of obtaining right of access to goods or receipt of services.

•

IAS 38 (Amendment), “Intangible assets” (effective from January 1, 2009). The amendment deletes the wording that states that there is ‘rarely, if ever’ support for use of a method that results in a lower rate of amortization than the straight-line method.

•	IAS 39 (Amendment), “Financial instruments: Recognition and measurement” (effective from January 1, 2009).

It clarifies that it is possible for there to be movements into and out of the fair value through profit or loss category where a derivative commences or ceases to qualify as a hedging instrument in cash flow or net investment hedge. The amendment also removes references to the designation of hedging instruments at the segment level. IAS 39 requires that a hedging instrument should involve a party external to the reporting entity, citing a segment as an example of a reporting entity. When remeasuring the carrying amount of a debt instrument on cessation of fair value hedge accounting, the amendment clarifies that a revised effective interest rate (calculated at the date fair value hedge accounting ceases) are used.

The definition of a financial asset or financial liability at fair value through income as it relates to items that are held for trading is also amended. This amendment clarifies that a financial asset or liability that is part of a portfolio of financial instruments managed together with evidence of a recent pattern of short-term profit taking is included in the trading portfolio on initial recognition.

•

IAS 40 (Amendment), “Investment property” (and consequential amendments to IAS 16) (effective from January 1, 2009). Property that is under construction or development for future use as investment property is within the scope of IAS 40. Where the fair value model is applied, such property is, therefore, measured at fair value. However, where fair value of investment property under construction is not reliably measurable, the property is measured at cost until the earlier of the date that construction is completed or the date at which fair value becomes reliably measurable.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

There are a number of minor amendments to IFRS 7, “Financial instruments: Disclosures”, IAS 8, “Accounting policies, changes in accounting estimates and Errors”, IAS 10, “Events after the reporting period”, IAS 18, “Revenue”, IAS 20, “Accounting for government grants and disclosure of government assistance”, IAS 34, “Interim financial reporting”, IAS 40, “Investment property” and IAS 41 (Amendment), “Agriculture”.

2.1.3 Standards and amendments early adopted by NIPPONKOA Group

NIPPONKOA Group did not early adopt any new, revised or amended standards during the current financial year.

2.1.4 Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by NIPPONKOA Group

The following standards and amendments to existing standards have been published and are mandatory for NIPPONKOA Group’s accounting years beginning on or after April 1, 2010 or later years, but NIPPONKOA Group has not early adopted them.

IAS 27 (Revised), “Consolidated and separate financial statements” (effective from July 1, 2009)

The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in the income statement. NIPPONKOA Group will apply IAS 27 (Revised) prospectively to transactions with non-controlling interests from April 1, 2010. NIPPONKOA Group is currently evaluating the potential impact, if any, that the adoption of the revised standard will have on NIPPONKOA Group’s consolidated financial statements.

IFRS 3 (Revised), “Business combinations” (effective from July 1, 2009)

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. NIPPONKOA Group will apply IFRS 3 (Revised) prospectively to all business combinations, if any, from April 1, 2010. NIPPONKOA Group is currently evaluating the potential impact, if any, that the adoption of the revised standard will have on NIPPONKOA Group’s consolidated financial statements.

IFRS 9, ‘Financial instruments’ (effective from January 1, 2013)

IFRS 9 addresses classification and measurement of financial assets and is available for early adoption immediately. IFRS 9 retains, but simplifies, the multiple classification and measurement models in IAS 39 and establishes two primary measurement categories for financial assets; amortized cost and fair value.

IFRS 9 represents the first of three phases in the IASB’s planned replacement of IAS 39. NIPPONKOA Group is currently considering the implications of IFRS, its impact and the timing of its adoption.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

2.1.5 Standards, amendments and interpretations to existing standards that are not yet effective and not relevant for NIPPONKOA Group’s operations

The following interpretations and amendments to existing standards have been published and are mandatory for NIPPONKOA Group’s accounting periods beginning on or after January 1, 2010 or later periods but are not currently relevant for NIPPONKOA Group’s operations;

IAS 24 (amendment), ‘Related party disclosures’ (effective from January 1, 2011)

This amendment relaxes the disclosures of transactions between government-related entities and clarifies related-party definition. The amendment is not expected to have an impact on NIPPONKOA Group’s financial statements.

IAS 32 (amendment), ‘Classification of rights issues’ (effective from February 1, 2010)

The amended standard allows rights issues to be classified as equity when the price is denominated in a currency other than the entity’s functional currency. The amendment is not expected to have an impact on NIPPONKOA Group’s financial statements.

IAS 39 (amendment), “Eligible hedged items” (effective from July 1, 2009)

This amendment clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations. The amendment is not expected to have an impact on NIPPONKOA Group’s financial statements.

IFRS 2 (Amendment), “Share-based Payment—Group Cash-settled Share-based Payment Transactions” (effective from January 1, 2010)

The amendment clarifies how an individual subsidiary in a group should account for some share-based payment arrangements in its own financial statements. In these arrangements, the subsidiary receives goods or services from employees or suppliers but its parent or another entity in NIPPONKOA Group must pay those suppliers. A receiving entity will now be required to account for both an equity-settled and a cash-settled group share-based payment transaction in its financial statements. The amendment resolves diversity in practice regarding attribution of group cash-settled share-based payment transactions, which were not addressed by IFRS 2. The amendments affect the receiving entity (i.e., usually the subsidiary) and do not introduce any changes in the basic requirements for accounting of share-based payment transaction in NIPPONKOA Group’s consolidated financial statements.

IFRIC 17, “Distributions of non-cash assets to owners” (effective from July 1, 2009)

IFRIC 17 clarifies the accounting treatment for non-cash distributions of non-cash assets to owners. The amendment is not expected to have an impact on NIPPONKOA Group’s financial statements.

IFRIC 18, “Transfers of Assets from Customers” (effective from July 1, 2009)

This interpretation clarifies the accounting for transfers of items of property, plant and equipment from their customers. The amendment is not expected to have an impact on NIPPONKOA Group’s financial statements.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments” (effective from July 1, 2010)

This interpretation provides guidance on the accounting for debt to equity swaps, which is the extinguishment of a financial liability by the issue of equity instruments. The amendment is not expected to have an impact on NIPPONKOA Group’s financial statements.

Amendments to IFRIC 14, “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction—Prepayments of a Minimum Funding Requirement” (effective from January 1, 2011)

This amendment is to remove the unintended consequences arising from the treatment of prepayments in some circumstances where there is a minimum funding requirement (MFR). Under the amendment IFRIC 14, prepayments of contributions would be recognized as an asset rather than as an expense, on the basis that the entity has a future economic benefit in the form of reduced cash outflows in future years in which MFR payments would otherwise be required. The amendment is not expected to have an impact on NIPPONKOA Group’s financial statements.

2.1.6 Improvements to IFRS

The improvements project is an annual process that the IASB has implemented to address non-urgent but necessary amendments to IFRS (“the annual improvements process”). The IASB issued improvements to IFRS in May 2008, April 2009 and May 2010.

(a) Amendments that are not yet effective and have not been early adopted by NIPPONKOA Group

NIPPONKOA Group is currently evaluating the potential impact, if any, that the adoption of those amendments will have on NIPPONKOA Group’s consolidated financial statements.

•

IAS 1 (Amendment), “Presentation of financial statements” (effective from January 1, 2010). The amendment clarifies that terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification as current or non-current. NIPPONKOA Group will apply the IAS 1 (Amendment) from April 1, 2010.

•

IAS 1 (Amendment), “Presentation of Financial Statements” (effective from January 1, 2011). IAS 1 is amended to clarify that disaggregation of changes in each component of equity arising from transactions recognized in other comprehensive income also is required to be presented, but is permitted to be presented either in the statement of changes in equity or in the notes. NIPPONKOA Group will apply the IAS 1 (Amendment) from April 1, 2011.

•

IAS 7 (Amendment), “Statement of cash flows” (effective from January 1, 2010). The amendment clarifies that only an expenditure that results in a recognized asset can be classified as a cash flow from investing activities. NIPPONKOA Group will apply the IAS 7 (Amendment) from April 1, 2010.

•

IAS 17 (Amendment), “Leases” (effective from January 1, 2010). The general guidance on lease classification should be consistently applied to long-term leases, including those of land and buildings. NIPPONKOA Group will apply the IAS 17 (Amendment) from April 1, 2010.

•

IAS 27 (Amendment), “Consolidated and Separate Financial Statements” (effective from July 1, 2010). IAS 27 (2008) resulted in a number of consequential amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures, which added guidance about disposals of all or part of a foreign operation and about accounting for a loss of significant influence or joint control respectively. However, it was not specified whether those amendments were to be applied retrospectively or prospectively. The 2010 Improvements clarify that

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

the consequential amendments should be applied prospectively, except for the amendments to IAS 28 and IAS 31 that solely are the result of renumbering in IAS 27 (2008). NIPPONKOA Group will apply the IAS 27 (Amendment) from April 1, 2011.

•

IAS 36 (Amendment), “Impairment of assets” (effective from January 1, 2010). The amendment clarifies that the required unit for goodwill impairment should not be larger than the operating segment level before the permitted aggregation. NIPPONKOA Group will apply the IAS 36 (Amendment) from April 1, 2010.

•

IAS 38 (Amendment), “Intangible assets” (effective from July 1, 2009). The amended guidance reflects the decision made in developing IFRS 3 (Revised) that if an intangible asset acquired in a business combination is separable or arises from contractual or other legal rights, sufficient information exists to measure the fair value of the asset reliably. The amendment also clarifies the description of valuation techniques commonly used to measure intangible assets at fair value when assets are not traded in an active market. NIPPONKOA Group will apply the IAS 38 (Amendment) prospectively from April 1, 2010.

•	IAS 39 (Amendment), “Financial instruments: Recognition and measurement” (effective from January 1, 2010). NIPPONKOA Group will apply the IAS 39 (Amendment) from April 1, 2010.

The amendment clarifies that the scope exception of contracts in a business combination from IAS 39 is restricted to forward contracts between an acquirer and a selling shareholder to buy or sell an acquiree in a business combination at a future acquisition date.

The amendment also made an exception to the examples of embedded derivatives that are not closely related to the underlying. The exception is for prepayment options, the exercise prices of which compensate the lender for the loss of interest income because the loan was prepaid.

•

IFRS 2 (Amendment), “Share-based payment” (effective from July 1, 2009). The amendment clarifies that the contribution of a business on the formation of a joint venture and common control transactions are not within the scope of IFRS 2. NIPPONKOA Group will apply the IFRS 2 (Amendment) from April 1, 2010.

•

IFRS 3 (Amendment), “Business Combinations” (effective from July 1, 2010). IFRS 3 is amended to state that contingent consideration arising in a business combination that had been accounted for in accordance with IFRS 3 (2004) that has not been settled or otherwise resolved at the adoption date of IFRS 3 (2008) continues to be accounted for in accordance with IFRS 3 (2004). NIPPONKOA Group will apply the IFRS 3 (Amendment) from April 1, 2011.

•	IFRS 3 (Amendment), “Business Combinations” (effective from July 1, 2010).

IFRS 3 is amended to limit the accounting policy choice to measure non-controlling interests (NCI) upon initial recognition either at fair value or at the NCI’s proportionate share of the acquiree’s identifiable net assets to instruments that give rise to a present ownership interest and currently entitle the holder to a share of net assets in the event of liquidation. NIPPONKOA Group will apply the IFRS 3 (Amendment) from April 1, 2011.

•	IFRS 3 (Amendment), “Business Combinations” (effective from July 1, 2010).

IFRS 3 (2008) currently contains guidance on the attribution of the market-based measure of an acquirer’s share-based payment awards that are issued in exchange for acquiree awards between consideration transferred and post-combination compensation cost when an acquirer is obliged to replace the acquiree’s existing awards.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

IFRS 3 is amended so that the guidance for such awards also applies to voluntarily replaced unexpired acquiree awards. Additionally, guidance is introduced about the accounting for unreplaced acquiree awards.

NIPPONKOA Group will apply the IFRS 3 (Amendment) from April 1, 2011.

•

IFRS 5 (Amendment), “Non-current assets held for sale and discontinued operations” (effective from July 1, 2009). The amendment clarifies that all of a subsidiary’s assets and liabilities be classified as held for sale if a partial disposal or sale results in the loss of control, and relevant disclosures should be made of the disposed subsidiary if the definition of a discontinued operation is met. NIPPONKOA Group will apply IFRS 5 (Amendment) prospectively to all partial disposals or sales of subsidiaries from April 1, 2010.

•

IFRS 5 (Amendment), “Non-current assets held for sale and discontinued operations” (effective from January 1, 2010). When a disposal group includes assets and liabilities that are not within the scope of the measurement requirements of IFRS 5, disclosures about measurement of those assets and liabilities are set out by IFRS 5 and other Standards that specifically refer to non-current assets (or disposal groups) classified as held for sale or discontinued operations. Additional disclosures may be necessary. NIPPONKOA Group will apply the IFRS 5 (Amendment) prospectively from April 1, 2010.

•

IFRS 7 (Amendment), “Financial Instruments: Disclosures” (effective from January 1, 2011). IFRS 7 is amended to add an explicit statement that the qualitative disclosure should be made in the context of the quantitative disclosures to better enable users to evaluate an entity’s exposure to risks arising from financial instruments. NIPPONKOA Group will apply the IFRS 7 (Amendment) from April 1, 2011.

The existing disclosure requirements of IFRS 7 are amended as follows:

-

IFRS 7 is amended to state that clarification that disclosure of the amount that best represents an entity’s maximum exposure to credit risk is required only if the carrying amount of a financial asset does not reflect such exposure already.

-

Additional requirement to disclose the financial effect of collateral held as security and other credit enhancements in respect of a financial instrument. An example of such disclosure is quantification of the extent to which credit risk is mitigated by the collateral and other credit enhancement obtained. This disclosure is in addition to the existing requirement to describe the existence and nature of such collateral.

-

IFRS 7 is amended to state that clarification that disclosure in respect of collateral taken possession off by the entity is required only in respect of such collateral held at the end of the reporting period.

The following requirements have been removed from IFRS 7:

-	Disclosure of the carrying amount of financial assets that would have been past due or impaired if their terms had not been renegotiated.

-

Disclosure of a the description and fair value of collateral held as security and other credit enhancements in respect of financial assets that are past due but not impaired and in respect of financial assets that are individually determined to be impaired.

Additionally, the clause stating that quantitative disclosures are not required when a risk is not material has been removed from IFRS 7.

•

IFRS 8 (Amendment), “Operating segments” (effective from January 1, 2010). The amendment clarifies that a measure of segment assets should be disclosed only if that amount is regularly provided to the chief operating decision maker. NIPPONKOA Group will apply the IFRS 8 (Amendment) from April 1, 2010.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

•

IFRIC 9 (Amendment), “Reassessment of embedded derivatives” (effective from July 1, 2009). The amendment clarifies that IFRIC 9 does not apply to embedded derivatives in contracts acquired in a combination between entities or businesses under common control or the formation of a joint venture. NIPPONKOA Group will apply the IFRIC 9 (Amendment) from April 1, 2010.

(b) Amendments that are not yet effective and not relevant for NIPPONKOA Group’s operations

•

IAS 34 (Amendment), “Interim financial reporting” (effective from January 1, 2011). IAS 34 is amended by adding a number of examples to the list of events or transactions that require disclosure under IAS 34, being examples of:

•	recognition of a loss from the impairment of financial assets;

•

significant changes in an entity’s business or economic circumstances that have an impact on the fair value of items in the statement of financial position, regardless of whether such items are accounted for at fair value;

•	significant transfers of financial instruments between levels of the fair value hierarchy; and

•	changes in assets’ classification (e.g. from available for sale to held to maturity) as a result of changes in their purpose or use.

•

IAS 39 (Amendment), “Financial instruments: Recognition and measurement” (effective from January 1, 2010). The amendment clarifies that the gains and losses on the hedge instrument should be reclassified from equity to profit or loss during the period that the hedged forecast cash flows affect profit or loss.

•

IFRS 1 (Amendment), “First time adoption of international financial reporting standards” (effective from January 1, 2011). IFRS 1 is amended to clarify that IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors does not apply to the changes in accounting policies that occur during the period covered by their first IFRS financial statements. In addition, the amendment provides guidance for entities that publish interim financial information under IAS 34 Interim Financial Reporting and change their accounting policies or use of the exemptions provided in IFRS 1 during the period covered by their first IFRS financial statements.

•

IFRS 1 (Amendment), “First time adoption of international financial reporting standards” (effective from January 1, 2011). IFRS 1 is amended to extend the scope of paragraph D8 so that a first-time adopter is permitted to use an event-driven fair value measurement as deemed cost for some or all of its assets when such revaluation occurred during the reporting periods covered by its first IFRS financial statements (e.g. revaluation of certain assets on the occurrence of an initial public offering).

•

IFRS 1 (Amendment), “First time adoption of international financial reporting standards” (effective from January 1, 2011). IFRS 1 is amended to provide an additional optional deemed cost exemption. In particular for items of property, plant and equipment or intangible assets used in certain rate-regulated activities, the carrying amounts determined under previous GAAP may include amounts that do not qualify for capitalization under IFRSs. The amendment results in such carrying amounts being permitted to be used as deemed cost at the date of transition to IFRSs.

•	IFRIC 13 (Amendment), “Customer Loyalty Programmes” (effective from January 1, 2011).

The terminology used in respect of the values of awards and award credits in a customer loyalty programme is amended. IFRIC 13 uses the term “fair value” in relation to both the value of award credits and the value of the awards for which such award credits could be redeemed. IFRIC 13 as amended states that the fair value of award credits takes into account the amount of discounts or incentives that otherwise would be offered to customers that have not earned the award credits.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

•

IFRIC 16 (Amendment), “Hedges of a net investment in a foreign operation” (effective from July 1, 2009). The amendment removed the restriction on the entity that can hold hedging instruments. The amended Interpretation clarifies that the hedging instrument could be held by the foreign operation whose net investment is being hedged.

2.2 Consolidation

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which NIPPONKOA Group has the power to govern the financial and operating policies generally accompanying a shareholding interest of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether NIPPONKOA Group controls an entity. Subsidiaries are fully consolidated from the date in which control is transferred to NIPPONKOA Group, and de-consolidated from the date in which control ceases.

In order to accelerate the year-end consolidation process, certain foreign subsidiaries’ operating results are reported in the consolidated financial statements using December 31 year-ends. As for major transactions occurring between the fiscal year ends of the consolidated foreign subsidiaries and NIPPONKOA Group, adjustments are made upon consolidation.

Intra-group transactions, balances and unrealized gains on intra-group transactions are eliminated. Unrealized losses are also eliminated, except to the extent that the underlying asset is impaired. The subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by NIPPONKOA Group.

(b) Transactions and minority interests

NIPPONKOA Group applies a policy of treating transactions of minority interests as transactions with parties external to NIPPONKOA Group. Disposals to minority interests result in gains or losses for NIPPONKOA Group that are recorded in the income statement. Purchases from minority interests may result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of the subsidiary’s net assets.

(c) Associates

Associates are entities in which NIPPONKOA Group has significant influence but not control, generally representing a shareholding interest between 20% and 50% of the voting rights. Even though NIPPONKOA Group is holding less than 20% of the voting rights against the counterparties, per IAS 28, significant influence can be recognized if such influence over counterparties is clearly demonstrated. Significant influence is usually evidenced if one or more of the following conditions are present:

-	representation on the board of directors or equivalent governing body of the investee;

-	participation in the policy-making process, including participation in decisions about dividends or other distributions;

-	material transactions between the investor and the investee;

-	interchange of managerial personnel; or

-	provision of essential technical information.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Investment in associates is accounted for by the equity method of accounting and initially recognized at cost. NIPPONKOA Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified at acquisition (Note 2.9(c)).

NIPPONKOA Group’s share of the associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When NIPPONKOA Group’s share of losses in an associate equals or exceeds its investment in the associate, including any unsecured receivables, NIPPONKOA Group does not recognize further losses unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between NIPPONKOA Group and its associates are eliminated to the extent of NIPPONKOA Group’s interest in the associates. Unrealized losses are also eliminated unless there is evidence of impairment of the asset transferred. The accounting policies of the associates have been changed where necessary to ensure consistency with the policies adopted by NIPPONKOA Group.

(d) Regulatory restrictions

A portion of earnings generated by foreign branches and subsidiaries may not be repatriated in order to satisfy various conditions imposed by regulatory authorities in each country.

2.3 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors that makes strategic decisions.

For administrative services performed by NIPPONKOA Group’s management, costs are calculated on an arm’s length basis as rendered. Where direct allocation is possible, costs are assigned according to the services performed.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of NIPPONKOA Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The presentation currency for NIPPONKOA Group is the Japanese yen. The consolidated financial statements are presented in millions of yen.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Net foreign exchange gains or losses are presented in the income statement within “Other operating income” or “Other operating expenses”, respectively. Changes in the fair value of monetary securities denominated in

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

foreign currency classified as available-for-sale are segregated between translation differences resulting from the amortized cost of the security, and other changes in the carrying amount of the security. Translation differences related to the amortized cost are recognized in the income statement, and other changes in carrying amount are recognized in equity.

Translation differences on non-monetary financial assets (i.e., equities) accounted for at fair value through income, are reported as part of the fair value gains or losses. Translation differences on non-monetary financial assets classified as available-for-sale financial assets, are included in equity.

(c) Group companies

The results and financial position of all NIPPONKOA Group entities that have a functional currency different from the presentation currency are translated into the presentation currency. Assets and liabilities for each balance sheet presented are translated at the closing rate as of that balance sheet date, and income and expenses for each income statement are translated at average exchange rates. The resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders’ equity. When a foreign operation is partially disposed of or sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

2.5 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.6 Derivative financial instruments

NIPPONKOA Group utilizes derivative financial instruments in its normal course of business (a) to manage interest rate risk, (b) to manage foreign exchange risk and (c) for other purposes. Although certain of these derivatives economically hedge NIPPONKOA Group’s risk exposure, they do not qualify for hedge accounting under IAS 39.

Derivatives are initially recognized at fair value on the date in which a derivative contract into and are subsequently re-measured at their fair value. Changes in fair value are recognized currently in the income statement. Fair values are obtained from quoted market prices in an active market, including recent market transactions, and valuation techniques, such as discounted cash flow models as appropriate. All derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.

Unless a hybrid instrument is designated as at fair value through income, embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through income. The accounting policy in respect of derivatives embedded in host insurance contracts is described in Note 2.16(b).

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

2.7 Financial assets

Financial assets within the scope of IAS 39 are either classified as financial assets at fair value through income, loans and receivables, held-to-maturity financial assets or available-for-sale financial assets. The classification depends on the purpose for which the investments are acquired.

Regular way purchase and sales of financial assets are recognized at settlement date, which is the date that NIPPONKOA Group receives or delivers the asset. Financial assets are initially recognized at fair value plus directly attributable transaction costs, in the case of all financial assets not carried at fair value through income.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and NIPPONKOA Group has also transferred substantially all risks and rewards of ownership.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, NIPPONKOA Group determines fair value by using valuation techniques. These include the use of prices from recent arm’s length transactions, reference to value of other instruments that are substantially the same, and discounted cash flow analysis.

(a) Financial assets at fair value through income

A financial asset is classified as “financial assets at fair value through income” at inception if acquired principally for the purpose of selling in the short term, if it forms part of a portfolio of financial assets in which there is evidence of short-term profit-taking, or if so designated by NIPPONKOA Group. Derivatives are classified as held for trading unless they are designated as hedges. This treatment is also applicable to bifurcated embedded derivatives of hybrid instruments. Certain financial assets that are hybrid instruments containing one or more embedded derivatives are designated as at fair value through income at inception.

Financial assets carried at fair value through income are initially recognized at fair value, and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value are included in the income statement in the period in which they arise. The recognized net gains and losses include dividends and interest from the underlying financial instruments.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that NIPPONKOA Group has designated at fair value through income or available for sale. Loans and receivables are recognized initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of loans and receivables is established when there is objective evidence that NIPPONKOA Group will not be able to collect all amounts due under the original contractual terms (see Note 2.9 for the accounting policy on impairment). Receivables arising from insurance contracts are also classified in this category and are reviewed for impairment as part of the impairment review of loans and receivables.

(c) Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and maturities, other than those that meet the definition of loans and receivables, in which NIPPONKOA Group’s management has the positive intention and ability to hold to maturity. These assets are recognized

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method, less impairment. Impairment of held-to-maturity financial assets recognized when there is objective evidence that NIPPONKOA Group will not be able to collect all amounts due under the original contractual terms (see Note 2.9 for the accounting policy on impairment).

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. These assets are recognized initially at fair value plus transaction costs and subsequently measured at fair value without transaction costs, less impairment. Unrealized gains and losses arising from changes in the fair value of securities classified as available for sale are recognized in equity. When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as net realized gains/losses on financial assets.

Interest on available-for-sale debt securities is calculated using the effective interest method and recognized in the income statement. Dividends on available-for-sale equity securities are recognized in the income statement when NIPPONKOA Group’s right to receive payments is established. Interest and dividend income are included in the income statement as investment income.

2.8 Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and the intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

2.9 Impairment of assets

NIPPONKOA Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and an impairment loss recognized only if there is objective evidence of impairment as a result of one or more events occurring after initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

(a) Impairment of available-for-sale and held-to-maturity investments

A held-to-maturity or available-for-sale debt security is impaired if there is objective evidence that a loss event has occurred and the expected cash flows impaired (i.e., all amounts due according to the contractual terms of the security are not considered collectible). Typically this is due to deterioration in the creditworthiness of the issuer. A decline in fair value below amortized cost due to changes in risk free interest rates does not by itself represent objective evidence of a loss event.

NIPPONKOA Group assesses at each balance sheet date whether there is objective evidence that an available-for-sale equity security is impaired, including a significant or prolonged decline in the fair value below its cost and other qualitative impairment criteria.

If an available-for-sale equity security is impaired, any further declines in fair value at subsequent balance sheet dates are recognized as impairments. At each balance sheet date, for an equity security that is determined to be impaired, an impairment is recognized for the difference between the fair value and the original cost basis, less any previously recognized impairments.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In a subsequent period, if the fair value of a held-to-maturity or available-for-sale debt security increases and the increase can be objectively related to an event occurring after recognition of an impairment loss, such as an improvement in the debtor’s credit rating, the impairment is reversed through the income statement. For the available-for-sale equity instrument, when impairment is recognized and the fair value subsequently increases, the increase in value is recognized in equity (and not as a reversal of the impairment loss through the income statement).

(b) Impairment of loans and receivables including insurance receivables

NIPPONKOA Group first assesses whether objective evidence of impairment exists for loans and receivables, including insurance receivables, which are individually significant. If no objective evidence of impairment exists, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in the collective assessment for impairment.

If there is objective evidence that an impairment loss has been incurred, the loss amount is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the asset’s original effective interest rate. The carrying amount is reduced through an allowance account and the loss amount recognized in the income statement. For loans with a variable interest rate, the discount rate for measuring any impairment loss is the current contractual effective interest rate. For practical expedience, NIPPONKOA Group may measure impairment on the basis of an instrument’s fair value using estimated future cash flows of collateralized financial assets. For loans and receivables, including insurance receivables, that cannot be repaid, the uncollectable portion amount is written off against any existing specific loan loss allowance, or directly recognized as expense in the income statement.

For purposes of evaluating impairment on a collective basis, financial assets are grouped on the basis of similar credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the issuer’s ability to pay all amounts due under the contractual terms of the debt instrument being evaluated.

For subsequent periods, if the decreases of an impairment loss can be objectively connected to an event occurring after the impairment was recognized (such as improved credit rating), the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the impairment loss reversal is recognized in the income statement.

(c) Impairment of other non-financial assets

Assets with an indefinite useful life (i.e., land) are not subject to depreciation or amortization and evaluated annually for impairment. Assets subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell or value in use. For purposes of assessing impairment, assets are grouped at the lowest levels in which there are separately identifiable cash flows (cash-generating units).

2.10 Investment property

Property held for long-term rental that is not occupied or used by NIPPONKOA Group companies is classified as investment property. Investment property is comprised of freehold land and buildings and is carried

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

at fair value. Fair value is based on prices in an active market, adjusted, for any differences in the nature, location or condition of the specific asset. If this information is not available, NIPPONKOA Group uses alternative valuation methods such as discounted cash flow projections or recent prices in less active markets adjusted as appropriate. Investment property that is being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be measured at fair value. Changes in fair values are recorded in the income statement.

If an investment property becomes owner-occupied, it is reclassified as property and equipment, and its fair value at the date of reclassification becomes its cost for subsequent accounting purposes. If property and equipment becomes investment property because its use has changed, any difference between the carrying amount and the fair value at the date of transfer is recognized in equity as a revaluation of property and equipment. However, if an increase in fair value reverses a previous impairment loss, the gain is recognized in the income statement. Upon disposal of such investment property, any revaluation surplus previously recorded in equity is transferred to retained earnings; accordingly, the transfer is not recognized in the income statement.

2.11 Property and equipment

All property and equipment are stated at historical cost less subsequent depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the assets. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to NIPPONKOA Group and the cost can be measured reliably. Repairs and maintenance are charged to the income statement during the period incurred.

Land is not depreciated. Depreciation is recognized in the income statement on the straight-line basis over the estimated useful lives of the property or equipment. The estimated useful lives are as follows:

- Buildings	20-50 years
- Equipment and others	2-20 years

The assets’ residual values and useful lives are reviewed at each balance sheet date and adjusted, if appropriate. An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.9(c)). Gains and losses on disposals are determined by comparing the proceeds received with the net carrying amount and included in the income statement in “Other operating income” or “Other operating expenses”.

2.12 Intangible assets

NIPPONKOA Group’s intangible assets include software.

Software, which includes software purchased from third parties or developed internally, is initially recorded at cost and amortized on a straight-line basis over the estimated useful service lives of 3 to 5 years. Costs associated with maintaining computer software programs are expensed as incurred.

2.13 Income taxes

Income tax expense is comprised of current and deferred income taxes. Income taxes are recognized in the income statement, except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the income taxes are also recognized in other comprehensive income or directly in equity.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where NIPPONKOA and its subsidiaries and associates operate and generate taxable income. NIPPONKOA Group periodically evaluates positions taken in tax returns with respect to items in which the applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. However, if deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that affects neither accounting nor taxable income or loss, it is not recognized for financial statement purpose. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where NIPPONKOA Group controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

2.14 Employee benefits

(a) Pension obligations

NIPPONKOA Group maintains defined benefit pension plans and a defined contribution pension plan, covering substantially all employees.

The liability recognized in the balance sheet in respect of the defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related benefit liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income (in the Statement of Comprehensive Income) in the period in which they occur. Similarly, any adjustment arising from the asset ceiling is recognized in other comprehensive income. Past-service costs are recognized immediately in the income statement, unless changes to the pension plans are conditional on the employees remaining in service for specified periods of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

For the defined contribution plan, NIPPONKOA Group pays contributions to a trust company on a contractual basis. NIPPONKOA Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

At April 1, 2008, NIPPONKOA Group amended its pension plans and recognized curtailment and settlement gains. See Note 19 for further information.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(b) Share-based compensation

NIPPONKOA has an equity-settled share-based compensation plan, under which the options of NIPPONKOA’s share capital is provided to directors and executive officers as consideration for their services. The fair value of the employee services received in exchange for the options granted is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted and is recognized at the grant date since all vesting conditions are satisfied at that date under the current plan.

The proceeds received, net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

2.15 Insurance and investment contracts—classification

NIPPONKOA Group issues contracts that transfer insurance risk or financial risk or both. Insurance contracts are those contracts that transfer significant insurance risk. Such contracts may also transfer financial risk. As a general guideline, NIPPONKOA Group defines a significant insurance risk to be the possibility of having to pay benefits on the occurrence of an insured event that is at least 10% more than the benefits payable if the insured event did not occur.

Investment contracts are those contracts that transfer financial risk with no significant insurance risk, while they are insurance contracts in the legal form.

A number of insurance contracts contain discretionary participation features (DPF). In Japan, a typical contractual feature which meets the definition of a DPF is the policyholder’s dividend. The policyholder is entitled to receive, as a supplement to guaranteed benefits, additional benefits or bonuses:

(a)	that are likely to be a significant portion of the total contractual benefits;

(b)	whose amount or timing is determined at the discretion of NIPPONKOA Group by contractual terms; and

(c)	that are contractually based on;

(i)	the performance of a specified pool of contracts or the pool of a specified type of contract;

(ii)	realized and/or unrealized investment returns on a specified pool of assets held by NIPPONKOA Group; or

(iii)	the profit or loss of NIPPONKOA Group, fund or other entity that issues the contract.

All discretionary participation features referred in section 2.16 Insurance contracts and investment contracts with DPF are wholly classified as a liability and included within the scope of the liability adequacy test.

As a result of the application of the accounting policy for classification of insurance contracts issued by NIPPONKOA Group, NIPPONKOA Group has classified its contracts into insurance contracts without DPF, insurance contracts with DPF and investment contracts with DPF. No investment contracts without DPF were classified under the requirement described above.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

2.16 Insurance contracts and investment contracts with DPF

(a) Recognition and measurement

NIPPONKOA Group’s insurance contracts are comprised of property and casualty insurance and life insurance contracts. NIPPONKOA Group’s accounting policies for the recognition and measurement of each type of insurance contracts are as follows:

(i) Property and casualty insurance contracts—Insurance contracts

Property insurance mainly compensates NIPPONKOA Group’s customers for damage suffered to their properties or for the value of property lost. Customers who undertake commercial activities on their premises could also receive compensation for the loss of earnings caused by the inability to use the insured properties in their business activities (business interruption coverage). Casualty insurance contracts protect NIPPONKOA Group’s customers against the risk of causing harm to third parties as a result of their legitimate activities. Damages covered include both contractual and non-contractual events. The typical protection offered is designed for employers who become legally liable to pay compensation to injured employees (employers’ liability) and for individual and business customers who become liable to pay compensation to a third party for bodily harm or property damage (public liability).

Premiums are recognized when written. Unearned premiums are those proportions of the premiums written in a year that relate to periods of risk after the balance sheet date and are reported within insurance contract liabilities.

Liabilities for reported and estimated losses and claims and directly related adjustment expenses for property and casualty insurance contracts are based upon the accumulation of case estimates for losses and directly related loss adjustment expenses incurred and reported prior to the close of the accounting period on direct and assumed businesses. Provision has also been made based upon statistical analyses of past experience for unreported losses, development on case estimates for losses and directly related loss adjustment expenses. Where applicable, estimates for salvage or subrogation recoveries are included as an allowance in the measurement of the insurance liability for claims.

(ii) Compulsory automobile liability insurance contracts—Insurance contracts

Under the Automobile Liability Securities Law, all automobiles in Japan must be covered by “compulsory automobile liability insurance” (CALI), which covers liability for bodily injuries. CALI is designed to serve the public policy of assuring the injured in automobile accidents receive minimum payments for their claims against those who are liable due to the ownership, use or maintenance of automobiles involved in such accidents.

Insurance companies cede 100% of the direct CALI risk premiums written to an insurance pool that is established for those insurance contracts. In turn, each insurance company separately assumes a share of the pool. Each company’s share in the pool is determined mainly on the basis of the market share of direct premiums written by it for CALI and the aggregate amount of its investment assets as compared with those of other insurers.

The Company is not permitted to reflect any profit or loss from the CALI program in the statutory financial statements prepared on the Japanese GAAP basis, unless permission has been obtained from the Financial Services Agency of Japan. Rather, all such accumulated profits are recorded as a liability in the statutory financial statements.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In the accompanying consolidated financial statements, CALI is accounted for similarly with other lines of property and casualty insurance written by the Company. Premiums and claims on the direct, ceded and assumed CALI business are recognized in a manner similar to the other types of property and casualty insurance contracts. The liabilities for the assumed business represent unearned premiums and estimates of ultimate losses associated with contractual benefits of the existing policyholders based on formulas prescribed by Japanese insurance laws rather than statistical analyses.

(iii) Earthquake insurance contracts—Insurance contracts

NIPPONKOA Group writes earthquake insurance pursuant to the Law Concerning Earthquake Insurance in the form of an extension of the coverage of fire insurance for dwellings and contents thereof. The insured amount for earthquake under such policies does not exceed a range of 30% to 50% of the insured amount for fire thereunder up to a maximum of ¥50 million for dwellings and ¥10 million for contents thereof, all as prescribed by the Law Concerning Earthquake Insurance.

Pursuant to the Law Concerning Earthquake Insurance, the earthquake risks written by direct insurers are wholly reinsured with Japan Earthquake Reinsurance Company Limited (“JER”), a private reinsurer in Japan owned by major Japanese non-life insurance companies. Pursuant to the Law Concerning Earthquake Insurance, this portfolio is protected by (i) an excess of loss reinsurance cover arranged between JER and the Japanese Government and (ii) another excess of loss reinsurance cover arranged among JER, Toa Reinsurance Company, Limited, which is another private reinsurer in Japan, and the original direct insurers, which participate in such insurance cover through a funds withheld reinsurance agreement with JER.

In the accompanying consolidated financial statements, premiums, claims and insurance liabilities on the direct, ceded and assumed earthquake contracts are recognized in a manner similar to the other types of property and casualty insurance contracts. Amounts on deposit with the JER under the funds withheld agreement are included in other assets.

(iv) Property and casualty insurance contracts with savings features—Insurance contracts

NIPPONKOA Group offers property and casualty insurance contracts with savings features and DPF. All of the key terms, including guaranteed interest rate, are fixed at the inception of the contract and remain in effect during the contract period. Regarding the premium payment pattern, there exist two options, single payment and level payment, and also a policyholder has an option regarding the refund payout at maturity, lump-sum and installment payment. The guaranteed interest rates of these contracts in force as of March 31, 2010 range from 0.2% to 5.5% (2009: 0.2% to 5.5%). Premiums for these contracts are determined according to the contract period and premium mode. Contract periods of these products mainly range from 3 to 5 years. Policyholder can terminate the contract before the maturity date, net of a contractual surrender charge. For those contracts, the premium paid by the policyholder is allocated between the insurance and the saving component at inception of the policy.

Premiums and claim reserves for the insurance portion are recognized and measured as for any other property and casualty contracts. Premiums for the saving portion are also recognized and measured as for any other property and casualty contracts. Premiums for the saving component represent the present value of the lump-sum or annuity refund, discounted using the committed interest rate and the “total loss termination” rate. A total loss termination is an exceptional event that occurs when a full payout is made under the insurance portion of the contract, in which case the policy terminates without any saving payment being made to the policyholder. The weighted average annual frequency of total loss termination is approximately 0.04% (2009: 0.04%). When a total loss termination occurs, the liability for the saving component of the premium is eliminated and included in

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

“Change in reserves” in Income Statement. Payout for the insurance portion for the claim is recorded as claim expense similarly with other property and casualty claims. At the end of each fiscal year, the present value of future payments for the contracts in force, net of the present value of the savings portion of future premiums, is included in insurance contract liabilities. The present value of future cash flows is calculated using the committed interest rate and the total loss termination rate, which are both set at the inception of the contracts. Regardless of the actual investment returns, refund reserve is provided based on the committed interest rate. The lump-sum or annuity refund is recognized as claims and insurance benefits. The future benefits associated with the saving component are presented separately as “refund reserves” in the notes to these financial statements.

(v) Life insurance contracts—Insurance contracts

These contracts insure events associated with human life (i.e., death or survival) over a long duration. Also, these contracts insure events associated with disease over a long duration.

Premiums of insurance contracts are recognized as revenue when they are received in cash from the policyholder.

Benefits of insurance contracts are recorded as an expense when they are incurred. The liability is determined as the sum of the expected discounted value of the benefit payments that are directly related to the contract, less the expected discounted value of the anticipated net premiums that would cover the benefits based on the valuation assumptions used. NIPPONKOA Group uses various assumptions for the determination of the liability, such as mortality, persistency, and investment return that are established at the time the contract is issued. A margin for adverse deviations is included in the assumptions. The liabilities are recalculated at each balance sheet date using the assumptions established at inception of the contracts.

(vi) Life insurance contracts—Investment contracts with DPF

NIPPONKOA Group accounts for investment contracts with DPF in a manner similar to the other types of life insurance contracts in accordance with IFRS 4.

Premiums of the contracts are recognized as revenue when they are received in cash from the policyholder.

Benefits of the contracts are recorded as claims and insurance benefits when they are due or paid upon death. The liability is determined as the sum of premiums with credited interest rate that are committed at the inception of contract. The liability calculation also reflects the mortality and other assumptions. A margin for adverse deviations is included in the assumptions. The liabilities are recalculated at each balance sheet date using the assumptions established at inception of the contracts.

(b) Embedded derivatives

Derivatives embedded in insurance contracts are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through income. These embedded derivatives are measured at fair value with changes in fair value recognized in the income statement. Currently, NIPPONKOA Group has no insurance contracts with embedded derivatives that are required to be separated from the host contract.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(c) Unbundling

The deposit component of an insurance contract is unbundled when both of the following conditions are met:

1.	the deposit component (including any embedded surrender option) can be measured separately (i.e., without taking into account the insurance component); and

2.	NIPPONKOA Group’s accounting policies do not otherwise require the recognition of all obligations and rights arising from the deposit component.

For the periods for which the consolidated financial statements are presented, NIPPONKOA Group did not issue any in-force insurance contracts whose deposit component is required to be unbundled.

(d) Liability adequacy test

Liability adequacy test is required for all types of insurance contracts as well as investment contract with DPF. At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities. In performing these tests, current best estimates of future contractual cash flows for claims, loss adjustment and administrative expenses, and investment income from the assets funding such liabilities, are used. Any deficiency is immediately charged to income by establishing a provision for losses arising from liability adequacy tests.

(e) Reinsurance contracts held

In the ordinary course of business, NIPPONKOA Group cedes risks to other insurance companies in order to diversify its risks and limit potential losses arising from large catastrophic loss risks, although it does not relieve NIPPONKOA Group of its obligations as a direct insurer of the risks reinsured.

Contracts entered into by NIPPONKOA Group are classified as reinsurance contracts held if these contracts compensate losses on one or more insurance contracts issued by NIPPONKOA Group and they meet the criteria for insurance contracts as described in Note 2.15. Contracts that do not meet the criteria are accounted for as financial instruments.

Reinsurance contracts involve reinsurers sharing a proportion of the original premiums and losses underlying the insurance contracts being reinsured. NIPPONKOA Group generally arranges reinsurance in the form of a reinsurance treaty arrangement, where NIPPONKOA Group is automatically authorized to cede any business under terms and conditions previously agreed upon without obtaining prior consent separately for each contract ceded to the reinsurers.

NIPPONKOA Group also cedes facultative reinsurance which, unlike a treaty reinsurance arrangement, generally requires prior consent from each reinsurer for each risk ceded. NIPPONKOA Group’s facultative reinsurance arrangements include proportional and excess-of-loss reinsurance, and NIPPONKOA Group generally cedes facultative reinsurance if and when it determines that the underwriting capacity provided by treaty reinsurance is not sufficient to address its desired risk profile.

The benefits to which NIPPONKOA Group is entitled under its reinsurance contracts are recognized as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

NIPPONKOA Group is exposed to credit risk to the extent that any reinsurers fail to meet their obligations to NIPPONKOA Group, and therefore performs credit risk reviews regularly. If there is objective evidence that the reinsurance asset is impaired, NIPPONKOA Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognizes the impairment loss in the income statement. NIPPONKOA Group gathers objective evidence that a reinsurance asset is impaired using the same process adopted for financial assets held at amortized cost. The impairment loss is calculated following the same method used for these financial assets.

Inwards reinsurance contracts, which NIPPONKOA Group is required to compensate for losses on another insurer’s insurance contracts are classified as insurance contracts.

(f) Receivables and payables related to insurance and investment contracts

Receivables and payables are recognized for unsettled premiums or commissions. These include amounts due to and from agents, brokers and insurance contract holders.

2.17 Provisions

In 1998, the Non-Life Insurance Policyholders Protection Corporation and the Life Insurance Policyholders Protection Corporation (“the Corporations”) were established to provide assistance to policyholders in the event a non-life or life insurance company becomes insolvent. All insurance companies operating in Japan, including foreign insurers are obligated to become members of these organizations. These organizations aid policyholders by rendering financial assistance to an insurance company that assumes the policies of insolvent non-life and life insurance companies, by assuming the policies itself or through other methods stipulated in the Insurance Business Law.

As a member of the Corporations, the contribution is required for NIPPONKOA Group and the liability is provided in the consolidated financial statements on the basis of NIPPONKOA Group’s estimation. The provision for the contribution is recognized when: NIPPONKOA Group has a legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

2.18 Share capital

Shares are classified as equity when there is no obligation to transfer cash or other assets. Where any Group company purchases NIPPONKOA’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to NIPPONKOA’s shareholders. Where such shares are subsequently sold, reissued or otherwise disposed of, any consideration received is included in equity attributable to NIPPONKOA’s shareholders, net of any directly attributable incremental transaction costs and related income tax effects.

2.19 Income recognition

Income is comprised of the fair value for services, net of consumption and value-added taxes, and after eliminating income generated within NIPPONKOA Group. Income is recognized as follows:

(a) Interest income

Interest income for all interest-bearing financial instruments, other than financial instruments measured at fair value through income, is recognized within “Investment income” (Note 28) in the income statement using the effective interest rate method. Interest income from financial instruments measured at fair value through

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

income is recognized within “Net realized gains/ (losses) on assets at fair value through income” (Note 30). When a receivable is impaired, NIPPONKOA Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and accretes the discount as interest income in the income statement.

(b) Asset management fee income

Asset management fees are earned from investment funds that are managed by NIPPONKOA’s subsidiaries. These fees are generally based on the net asset value of the funds and recognized on an accrual basis.

(c) Dividend income

Dividend income is recognized when the right to receive the dividend payments is established. Dividend income from available-for-sale equity securities is recognized within “Investment income” (Note 28), and dividend income from financial instruments measured at fair value through income is recognized within “Net realized gains/ (losses) on assets at fair value through income” (Note 30).

(d) Rental income

Rental income arising from investment property, included in other operating income, is recognized on an accrual basis based on the underlying terms and conditions of the lease agreements.

2.20 Leases

NIPPONKOA Group lease offices, equipment and vehicles under operating and finance leases.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases to the lessor are charged to administrative expenses using the straight-line method over the period of the lease.

Leases of property and equipment are classified as finance leases if NIPPONKOA Group retains substantially all the risks and rewards of ownership. Finance leases are capitalized and depreciated over the lease term using the straight-line method. The depreciation expense is recognized in administrative expense.

2.21 Dividend distribution

Dividend distribution to NIPPONKOA’s shareholders is recognized as a liability in NIPPONKOA Group’s financial statements in the period in which the dividends are approved by NIPPONKOA’s shareholders.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3	Critical accounting estimates and judgments

Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning uncertain future events or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual result will not differ materially from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates and significant judgment are described in the following sections.

(a) The ultimate liability arising from claims made under property and casualty insurance contracts

Provisions for outstanding claims

Delays occur in the notification and settlement of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty at the balance sheet date. The reserves for property and casualty insurance contracts are based on information currently available. However, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Provisions for outstanding claims are established to cover the outstanding expected ultimate liability for losses and directly related loss adjustments expenses (LAE) in respect of all claims that have already occurred. Provisions are established to cover reported claims and related LAE, as well as claims incurred but not yet reported and directly related LAE. Indirect LAE is not included in the provisions but separately recognized as expenses. Outstanding claims provisions are based on undiscounted estimates of future claim payments.

As a property and casualty insurer that mainly operates its business in Japan, NIPPONKOA Group should deal with several sources of uncertainty that need to be considered in the estimate of the liability that NIPPONKOA Group will ultimately pay for such claims. In particular, Japan is subject to earthquakes, typhoons, floods, windstorms, volcanic eruptions and other types of natural disasters, the frequency and severity of which are inherently unpredictable. These natural disasters can have a serious impact on NIPPONKOA Group’s financial, depending on the frequency, nature and scope of the disaster, the amount of insurance coverage that NIPPONKOA Group has written in respect of the disaster, the amount of claims for losses, the timing for claims, and the extent to which the liability is covered by reinsurance. Due to this uncertainty, it is not possible to determine the future development of claims of natural disasters with same degree of reliability as with other types of claim. NIPPONKOA Group believes that the liability for claims of natural disasters carried at year-end is adequate.

In prior years, NIPPONKOA Group issued insurance policies and assumed reinsurance for cover related to environmental pollution and asbestos exposure. NIPPONKOA Group has received and continues to receive notices of potential claims asserting asbestos losses under those insurance policies. Significant factors which affect the trends that influence NIPPONKOA Group’s ability to estimate future losses for these types of claims are the inconsistent court resolutions and the judicial interpretations which broaden the intent of the policies and scope of coverage. Due to this uncertainty, it is not possible to determine the future development of environmental pollution and asbestos claims with the same degree of reliability as with other types of claims.

NIPPONKOA Group believes that insurance claim reserves and reinsurance contracts related to environmental pollution and asbestos claims to be adequate, and the amount is less than 5% of its total insurance claims reserves as of March 31, 2010 and 2009.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(b) Estimate of future benefit payments and premiums arising from property and casualty insurance contracts with DPF

The premiums for the insurance portion are calculated in the same way that is made for any other property and casualty contracts with no savings component. The premiums for the savings component represent the present value of the lump-sum or annuity refund, discounted using the committed interest rate and the “total loss termination” rate. Total loss termination occurs when a full payout is made for the insurance portion of the contract, in which case the policy terminates without any maturity refund being paid to the policyholder.

At the end of each fiscal year, the present value of future payments of contracts in force, net of the present value of the saving component of future premiums, is calculated and provided as insurance contract liabilities. The present value of future cash flow is calculated using the committed interest rate and the total loss termination rate, which are both set at the inception of the contracts.

(c) Estimate of future benefit payments and premiums arising from life insurance contracts

NIPPONKOA Group provides life insurance products only in Japan, and life insurance products are categorized as insurance contracts without DPF, insurance contracts with DPF and Investment contract with DPF under IFRS for the financial reporting purposes. The determination of the liabilities under life insurance contracts is dependent on estimates made by NIPPONKOA Group. Estimates are made as to the expected number of deaths for each of the years in which NIPPONKOA Group is exposed to risk (mortality), morbidity, persistency and investment returns. NIPPONKOA Group bases mortality estimates on national mortality tables that reflect recent historical mortality experience and include appropriate but not excessively prudent allowance, adjusted where appropriate to reflect NIPPONKOA Group’s own experience. The estimated number of deaths determines the value of the benefit payments and the value of the valuation premiums. The main source of uncertainty is lifestyle changes and other social conditions, could result in future mortality being significantly worse than in the past for the age groups in which NIPPONKOA Group has significant exposure to mortality risk.

NIPPONKOA Group estimates the morbidity rate derived from recent historical experience of NIPPONKOA Group. It is basically estimated based on the average of actual experience of the last three-year periods. NIPPONKOA Group also estimates the persistency rate by comparing the average industrial rate with own experienced rate. An adjustment is then made for any trends in the data to arrive at a best estimate of future rates for morbidity and persistency.

Investment returns affect the assumed level of future benefits due to the contract holders and the selection of the appropriate discount rate. NIPPONKOA Group determines the investment returns considering the guidelines issued by Japanese Financial Services Agency. NIPPONKOA Group also considers, if necessary, the assumptions such as risk-free rate and expected long-term return in Japanese markets derived by combining different proportions of the financial assets in a model portfolio, which is assumed to back the liabilities. These model portfolios are consistent with the long-term asset allocation strategies as set out in NIPPONKOA Group ALM framework.

For life insurance contracts both with DPF and without DPF as well as investment contracts with DPF, estimates are made in two stages. Estimates of future deaths, persistency, investment returns and administration expenses are made at the inception of the contract based on the similar process described above and form the assumptions used for calculating the liabilities during the life of the contract. A margin for risk and uncertainty is added to these assumptions. These assumptions are “locked in” for the duration of the contract. However, if there is a deficiency as a result of the liability adequacy test, appropriate adjustments will be made to maintain the sufficient level of provision.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(d) Valuation of financial instruments—fair value

The accounting policies on fair value measurement of financial instruments are discussed in accounting policies 2.6 and 2.7. Additional information, including critical accounting judgments made by management on the fair value measurement of financial instruments are set out note 25.

(e) Impairment of equity securities

NIPPONKOA Group determines that available-for-sale equity securities are potentially impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires judgment. In making this judgment, NIPPONKOA Group evaluates among other factors, the financial health of the investee, industry and sector performance, and changes in technology. Impairment may be appropriate when there is evidence of deterioration in the financial health of the investee, industry and sector performance, and changes in technology. If all declines in fair values below cost had been considered significant or prolonged, NIPPONKOA Group would suffer an additional ¥2,313 million loss (2009: ¥7,865 million loss) in the consolidated financial statements for the year ended March 31, 2010, and resulting in the transfer of the total equity reserve for unrealized losses to the income statement.

(f) Impairment of debt securities

A held-to-maturity or available-for-sale debt security is impaired if there is objective evidence that a loss event has occurred and the expected cash flows impaired (i.e., all amounts due according to the contractual terms of the security are not considered collectible). Typically this is due to deterioration in the creditworthiness of the issuer. A decline in fair value below amortized cost due to changes in risk free interest rates does not by itself represent objective evidence of a loss event.

(g) Impairment of loans and receivables

NIPPONKOA Group reviews its individually significant loans and receivables at each balance sheet date to assess whether an impairment loss should be recorded in the income statement. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, NIPPONKOA Group makes judgments about the borrower’s financial situation and the net realizable value of collateral. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance. Loans and receivables that have been assessed individually and found not to be impaired and all individually insignificant loans and receivables are then assessed collectively, in groups of assets with similar risk characteristics, to determine whether provision should be made due to incurred loss events for which there is objective evidence but whose effects are not yet evident. The collective assessment takes account of data from the loan portfolio (such as credit quality and levels of arrears), concentrations of risks and economic data (including levels of unemployment, real estate prices indices, country risk and the performance of different individual groups).

(h) Fair value of investment property

The fair value of investment property is based on current prices in an active market for properties of a similar nature, condition or location and—suitably adjusted. Recent prices for similar properties on less active markets, with suitable adjustments for differences, are also used for the estimation of the fair values. Furthermore, investment property is valued using discounted cash flow projections if reliable estimates and reasonable assumptions can be made, based on external evidence. Future expenditure that will improve the property is not included in the fair value. The risk-adjusted discount rates used in the cash flow projections reflect the specific nature and location of the individual properties. The cash flows used in the projections are

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

based on actual rental income on a sustainable basis. Cost is reflected in the cash flows based on experience and budgets approved by management. The cash flows include inflation. Valuations for individual real estate assets are performed every year.

(i) Impairment reviews on non-financial assets

Recoverability of non-financial assets, which include property and equipment and intangible assets, is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters.

IFRS requires management to undertake an annual test for impairment of intangible assets with indefinite useful lives and, for finite lived assets, to test for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. NIPPONKOA Group currently undertakes an annual impairment test covering intangible assets with indefinite useful lives and also reviews finite lived assets and investments in associated undertakings at least annually to consider whether a full impairment review is required.

(j) Share based payment

NIPPONKOA Group offers share option plans to certain executives as part of their compensation and benefits packages, designed to improve alignment of the interests of employees with shareholders. Costs of the plans are determined using the Black-Scholes model. The valuation model requires judgments to be made on inputs to the model. Further details are included in Note 22 to the consolidated financial statements.

(k) Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences and carry forwards of unused tax losses when in the judgment of management it is probable that NIPPONKOA Group will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews NIPPONKOA Group’s deferred tax positions periodically to determine if it is probable that the assets will be realized.

Periodic reviews include, among other things, the nature and amount of the taxable income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

(l) Valuation of defined benefit plans

A liability recognized in the balance sheet in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability.

Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit obligations and the level of pension expenses recognized in the future may be affected.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

4	Management of insurance and financial risk

4.1 Risk management framework

(a) Risk management policies

As a Japanese insurance company, NIPPONKOA Group provides various non-life and life insurance products mainly to Japanese markets. Since Japanese financial service industries become more deregulated and globalized, the diversity and complexity of risks faced by Japanese financial institutions are also increasing. NIPPONKOA Group recognizes that robust management of more diverse and complex risks, sound business operations and steady earnings growth are essential to gain the broad trust of markets and customers. The following basic policies have been adopted by NIPPONKOA Group to strengthen and enhance risk management:

-	remain fully alert to the possibility that changes in the insurance business environment may lead to emergence of new risks:

-	conduct risk management as a means of dealing with such changes rapidly and effectively;

-	accurately identify each type of risk and fully analyze and evaluate these risks;

-	develop and utilize rational methods for quantifying risk as much as possible;

-	from the standpoint of maintaining efficient and effective operations, work to mitigate risk and prevent generation and escalation of losses arising from occurrence of a risk event; and

-	from the standpoint of securing and expanding profit opportunities, where it is necessary, to keep the risks within acceptable levels.

(b) Governance structure

Based on the risk management policies described above, NIPPONKOA Group has established a multilevel framework that enables NIPPONKOA Group to monitor various risks in different levels of its organization. NIPPONKOA Group classifies the risks it must manage in the course of its business operations into eight categories: insurance underwriting risk; asset management risk, including market risks; system risk; administrative risk; disaster risk; and three other risk categories such as domestic business risk; overseas business risk; and reputation risk. For operations that involve exposure to each of the eight risk categories, departments work to identify, analyze, evaluate and manage all such risks. The risk management status of each operating department is controlled using a comprehensive approach across the entire organization by the Risk Management Committee. This multilevel framework facilitates a comprehensive approach to risk management. In adopting this approach, NIPPONKOA Group is building a risk management system directly linked to management decision-making and working to further strengthen its risk management functions.

In addition to the multilevel framework for risk management, NIPPONKOA Group implements an integrated risk management system to maintain sound business management and to ensure the effective and efficient use of management resources. Under this system, risks such as underwriting risk and asset management risk are evaluated using common measures, such as VaR (Value at Risk) and sensitivity analysis. NIPPONKOA Group also conducts stress testing to estimate the potential effect on the business from specific putative events such as large-scale natural and other disasters. In 4.2.4 and 4.3 below, NIPPONKOA Group provides certain quantified risk information of underwriting risk and asset management risk based on the sensitivity analysis.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(c) Capital management objectives, policies and approach

NIPPONKOA Group has established the following capital management objectives, policies and approach to managing the risks that affect its capital position.

The capital management objectives are as follows:

•	To maintain the required level of business stability to provide a degree of security to policyholders.

•	To allocate capital efficiently and support the development of business by ensuring that returns on capital employed meet the requirements of its shareholders.

•	To retain strong liquidity and access to a range of capital markets.

•	To monitor the profile of assets and liabilities taking account of risks inherent in the business.

•	To maintain financial strength to support new business growth and to satisfy the requirements of the policyholders, regulators and stakeholders.

•	To maintain strong credit ratings and healthy capital ratios in order to support its business objectives and maximize shareholders value.

NIPPONKOA Group and regulated entities within it have met all of these requirements throughout the financial year. In reporting financial strength, solvency is measured using the rules prescribed by the Financial Services Agency in Japan (“FSA”). These regulatory tests are based upon required levels of solvency capital and a series of prudent assumptions in respect of the type of business written. NIPPONKOA Group’s capital management policy for its insurance business is to maintain sufficient capital to meet the FSA regulations.

NIPPONKOA Group seeks to optimize the organization structure and available resources to ensure that it consistently maximizes returns to the shareholders and policyholders. NIPPONKOA Group’s approach to managing capital involves managing assets, liabilities and risks in a coordinated way, assessing shortfalls between reported and required capital levels (by each regulated entity) on a regular basis and taking appropriate actions to influence the capital position of NIPPONKOA Group in the light of changes in economic conditions and risk characteristics.

The primary source of capital used by NIPPONKOA Group is equity shareholders’ funds and borrowings. The capital requirements are routinely forecast on a periodic basis, and assessed against both the forecast available capital and the expected internal rate of return including risk and sensitivity analyses. The process is ultimately subject to approval by the Board.

NIPPONKOA Group has had no significant changes in its policies and processes to its capital structure during the past year from previous years.

(d) Regulatory framework

Regulators are primarily interested in protecting the rights of policyholders and monitor them closely to ensure that NIPPONKOA Group is satisfactorily managing affairs for their benefit. At the same time, regulators are also interested in ensuring that NIPPONKOA Group maintains an appropriate solvency position to meet unforeseen liabilities arising from economic shocks or natural disasters.

The operations of NIPPONKOA Group are subject to regulatory requirements within the jurisdictions in which it operates. Such regulations not only prescribe approval and monitoring of activities, but also impose certain restrictive provisions (e.g., capital adequacy) to minimize the risk of default and insolvency on the part of insurance companies to meet unforeseen liabilities as these arise.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(e) Asset liability management (ALM) framework

Financial risks arise from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements. The main risk that NIPPONKOA Group faces due to the nature of its investments and liabilities is interest rate risk. NIPPONKOA Group manages these positions within an ALM framework that has been developed to achieve target investment returns in excess of its obligations under insurance and investment contracts. The principal technique of NIPPONKOA Group’s ALM is to match assets to the liabilities arising from insurance and investment contracts by reference to the type of benefits payable to contract holders. For each distinct category of liabilities, a separate portfolio of assets is maintained.

NIPPONKOA Group’s ALM is integrated with the management of the financial risks associated with NIPPONKOA Group’s other financial assets and liabilities not directly associated with insurance and investment liabilities, and forms an integral part of the insurance risk management policy, to ensure in each period sufficient cash flow is available to meet liabilities arising from insurance and investment contracts.

(f) Financial and insurance risk

As an insurance company, NIPPONKOA Group is exposed to a variety of risks as described above. The largest risks are insurance underwriting risk and asset management risk, including market risks.

Insurance underwriting risk includes the risks resulting from (i) adverse development of assumptions for insurance contracts without savings feature, such as loss ratio, mortality and morbidity that were set when NIPPONKOA Group issued the insurance contract; (ii) catastrophe risk for property and casualty insurance and (iii) adverse development of investment returns that were set when NIPPONKOA Group issued the insurance contract for insurance contracts with savings feature. Further explanation of risks and related risk management process of NIPPONKOA Group is described in 4.2 below.

Financial risk refers to NIPPONKOA Group’s exposure to uncertainty of future cash flows and market price volatility in general. It includes market risks, credit risk and liquidity risk. Market risks consist of interest rate risk, equity price risk and currency exchange rate risk. Further explanation of market risks and related risk management process of NIPPONKOA Group are as set out below.

4.2 Insurance underwriting risk

For the insurance business, NIPPONKOA Group evaluates exposures to determine whether or not to insure risks and set terms and conditions for insurance products underwritten.

The risk under any one insurance contract is the possibility that the insured event occurs and the uncertainty of the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to pricing and provisioning, the principal risk that NIPPONKOA Group faces under its insurance contracts is that the actual claims and benefit payments exceed the carrying amount of the insurance liabilities. This could occur because the frequency or severity of claims and benefits are greater than estimated. Insurance events are random and the actual number and amount of claims and benefits will vary from year to year from the level established using statistical techniques. Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability about the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected by a change in any subset of the portfolio. NIPPONKOA Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted and within each of these categories to achieve a sufficiently large population of risks to reduce the variability of the expected outcome. Factors that aggravate insurance risk include lack of risk diversification in terms of type and amount of risk, geographical location and type of industry covered.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

4.2.1 Property and casualty insurance risk

(a) Insurance risk in property and casualty insurance contracts

Relating to property and casualty insurance business, NIPPONKOA Group’s insurance liabilities and loss reserves classified by product lines as of March 31, 2010 and 2009 are summarized as follows:

	(Yen in millions)
	2010			2009
	Unearned premium and refund reserves	Reserve for losses and directly related loss adjustment expenses	Total	Unearned premium and refund reserves	Reserve for losses and directly related loss adjustment expenses	Total
Fire and allied lines	510,873	23,065	533,938	541,202	23,737	564,939
Marine	5,025	14,645	19,670	7,182	12,974	20,156
Personal accident	634,654	19,582	654,236	684,742	22,460	707,202
Automobile	104,082	136,059	240,141	111,175	145,195	256,370
Compulsory automobile	178,638	111,719	290,357	210,099	110,111	320,210
Others	104,751	79,083	183,834	108,870	75,006	183,876

Total	1,538,023	384,153	1,922,176	1,663,270	389,483	2,052,753

Reinsurance ceded	(80,053)	(111,631)	(191,684)	(86,777)	(101,776)	(188,553)

Net	1,457,970	272,522	1,730,492	1,576,493	287,707	1,864,200

Fire and Allied Lines

Fire and allied lines insurance generally covers dwelling houses, shops, offices, factories and warehouses in Japan and their contents against fire, flood, storm, earthquake, lightning, explosion, theft and other risks. In addition, some policies cover personal accident, third-party liability and loss of income caused by such events.

Marine

Marine insurance covers (i) goods aboard vessels against risks during international transportation or risks during transportation in coastal seas and (ii) ocean-going and coastal vessels against damage or loss caused by sinking, stranding, grounding, fire, collision and other maritime accidents. Damage and losses covered include damage to hull, disbursements for voyage, loss of earnings and liability to others for damages.

Personal accident

Personal accident insurance generally covers bodily injuries of the insured person resulting from accidents. Typically, under personal accident insurance, a fixed amount, without regard to the actual damage incurred, is payable pursuant to a pre-set payment table.

Automobile

Automobile insurance generally carries one or more of the following six types of coverage: bodily injury, property damage, self-incurred accident, protection against uninsured automobiles, bodily injuries to drivers/passengers and vehicular damage.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Compulsory Automobile Liability

Compulsory automobile liability insurance is served under the Automobile Liability Security Law and is designed to serve the public policy of assuring the injured in automobile accidents minimum payments for their claims against those who are liable due to the ownership, use or maintenance of automobiles involved in such accidents.

Others

Other insurance written by NIPPONKOA Group includes liabilities insurance, including product liability insurance, as well as workers’ compensation insurance, movables all-risks insurance and credit and guarantee insurance.

NIPPONKOA Group’s property and casualty insurance businesses are exposed to a variety of risks, including fluctuations in the timing, frequency and severity of claims and claim settlements, inadequate reinsurance protection and inadequate reserves. The following descriptions indicate typical type of risks that NIPPONKOA Group is facing in normal currently course of its business and risk management process dealing with such risks.

Catastrophe risk

NIPPONKOA Group is exposed to a significant potential loss should it incur large losses to settle insurance claims for damages caused by natural disasters such as earthquakes, typhoons, floods, windstorms, volcanic eruptions and other types of natural disasters. NIPPONKOA Group estimates probable maximum losses arising from potential natural catastrophes, such as earthquakes and typhoons, based on stochastic models. Then NIPPONKOA Group purchases reinsurance coverage to cover such potential losses, but depending on the scale of the natural disaster, NIPPONKOA Group’s financial condition and business performance could be seriously affected by such an event.

Processes are in place to manage catastrophe risk in individual business units and at NIPPONKOA Group level. NIPPONKOA Group cedes its catastrophe risk to third party reinsurers.

Underwriting risk

NIPPONKOA Group maintains an insurance contract reserve to cover incurred liabilities, but should events occur that were not foreseeable at the time, and generate damages that exceed normal predictions, NIPPONKOA Group’s financial condition and business performance could be affected.

The majority of the property and casualty insurance business underwritten by NIPPONKOA Group is of a short tail nature such as voluntary automobile, compulsory automobile liability and fire and allied lines insurance, including earthquake insurance. NIPPONKOA Group’s underwriting strategy and appetite is agreed by the Management Committee and communicated through specific policy statements and guidelines. Property and casualty insurance risk is managed primarily at the business unit level with oversight at a Group level, through the Risk Management Committee. Internal controls for the underwriting activities are established at the business unit level and those activities are monitored at NIPPONKOA Group level.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Investment returns risk

NIPPONKOA Group is providing property and casualty insurance products with savings type features that combine the characteristics of long-term non-life insurance policies, such as fire and allied lines and personal accident. The terms of these policies typically range between three and five years and NIPPONKOA Group is exposed to a possible loss if the actual yield is lower than the original guaranteed rate that was set when NIPPONKOA Group issued the contract. The following table shows analysis of NIPPONKOA Group’s interest rate exposure in terms of savings type insurance products.

	(Yen in millions)
	2010			2009
	With interest risk	Without interest risk	Total	With interest risk	Without interest risk	Total
Fire and allied lines	173,217	360,721	533,938	202,168	362,771	564,939
Marine	—	19,670	19,670	—	20,156	20,156
Personal accident	605,647	48,589	654,236	655,801	51,401	707,202
Automobile	6,065	234,076	240,141	11,451	244,919	256,370
Compulsory automobile	—	290,357	290,357	—	320,210	320,210
Others	24,693	159,141	183,834	26,778	157,098	183,876

Total	809,622	1,112,554	1,922,176	896,198	1,156,555	2,052,753

Reinsurance ceded	—	(191,684)	(191,684)	—	(188,553)	(188,553)

Net	809,622	920,870	1,730,492	896,198	968,002	1,864,200

The following table shows analysis of the average actual yields on the investment and the average original guaranteed interest rates of the NIPPONKOA Group’s saving type insurance contracts that were in force as of March 31, 2010 and 2009.

	2010		2009
	Average actual yield	Original guaranteed interest rate	Average actual yield	Original guaranteed interest rate
Fire and allied lines	1.43%	1.05%	1.21%	1.09%
Marine	—%	—%	—%	—%
Personal accident	1.52%	2.37%	1.54%	2.29%
Automobile	1.44%	0.35%	1.22%	0.33%
Compulsory automobile	—%	—%	—%	—%
Others	1.64%	3.67%	1.58%	3.53%

NIPPONKOA Group manages interest rate risk positions within an asset and liability management (ALM) framework that has been developed to achieve long-term investment returns in excess of its obligations under insurance contracts. Within the ALM framework, NIPPONKOA Group periodically produces reports at legal entity, portfolio and asset and liability class level that are circulated to NIPPONKOA Group’s key management personnel. The principal technique of NIPPONKOA Group’s ALM is to match assets to the liabilities arising from insurance contracts by reference to the type of benefits payable to contract holders. NIPPONKOA Group has not changed the processes used to manage its risks from previous periods.

Reinsurance arrangement

Reinsurance is mainly used for the non-life insurance business in order to mitigate volatility resulting principally from natural disasters that are inevitable in the non-life insurance business. With this perspective, retention level and reinsurance scheme are elaborately established for the sake of maximizing net profit, minimizing net loss, and stabilizing the net loss ratio.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

All critical decisions are considered by the Management Committee, and then made by the board member in charge. As for accumulation control, probable maximum losses arising from natural catastrophes, such as earthquakes and typhoons, are calculated with stochastic models. Thereafter, optimal reinsurance protection is designed together with consideration for effective capital usage.

Consideration is given to possible disputes of the reinsurer through the review process, at the discussion at the Management Committee and at the board member in-charge’s decision making as mentioned above.

When NIPPONKOA Group will not recover the incurred loss from ceded reinsurance as anticipated, due to bankruptcy of the reinsurer, the mitigation measure might be turned to a credit risk of reinsurance assets. Credit review procedures are conducted at the time of the placement of the reinsurance policy, excluding CALI and earthquake reinsurance, in accordance with NIPPONKOA Group’s risk management policy. NIPPONKOA Group also monitors and controls the reinsurance transactions to diversify counterparties, not to take concentration risk to specific counterparties.

(b) Key assumption

The risks associated with these insurance contracts are complex and subject to a number of variables that complicate quantitative sensitivity analysis. NIPPONKOA Group uses several statistical methods to incorporate the various assumptions made in order to estimate the ultimate cost of claims. The two methods more commonly used are the chain-ladder and the Bornhuetter-Ferguson methods. Chain-ladder methods may be applied to premiums, paid claims or incurred claims (for example, paid claims plus case estimates). The basic technique involves the analysis of historical claims development factors and the selection of estimated development factors based on this historical pattern. The selected development factors are then applied to cumulative claims data for each accident year that is not yet fully developed to produce an estimated ultimate claims cost for each accident year. Chain-ladder techniques are most appropriate for those accident years and classes of business that have reached a relatively stable development pattern. Chain-ladder techniques are less suitable in cases in which the insurer does not have a developed claims history for a particular class of business. The Bornhuetter-Ferguson method uses a combination of a benchmark or market based estimate and an estimate based on claims experience. The former is based on a measure of exposure such as premiums; the latter is based on the paid or incurred claims to date. The two estimates are combined using a formula that gives more weight to the experience-based estimate as time passes. This technique has been used in situations in which developed claims experience was not available for the projection (recent accident years or new classes of business). The choice of selected results for line of business based on each risk profile depends on an assessment of the technique that has been most appropriate to observed historical developments. In certain instances, this has meant that different techniques or combinations of techniques have been selected for individual accident years or groups of accident years within the same class of business.

Outstanding claims provisions are estimated based on known facts at the date of estimation. Case estimates are generally set by skilled claims technicians, applying their experience and knowledge to the circumstances of individual claims. The main assumption underlying these techniques is that NIPPONKOA’s past claims development experience can be used to project future claims development and, hence, ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analyzed by accident period, although underwriting period is also used where considered appropriate.

Certain lines of business are further analyzed. Large claims are usually separately addressed, either by being reserved at the face value of loss adjuster estimates or separately projected in order to reflect their future development.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In most cases, no explicit assumptions are made regarding future rates of claims inflation or loss ratios. Instead, the assumptions used are those implicit in the historical claims development data on which the projections are based. Additional qualitative judgment is used to assess the extent to which past trends may not apply in the future (i.e., to reflect one-off occurrences), changes in various factors observable in insurance and financial market.

(c) Change in assumptions

NIPPONKOA Group did not change its assumptions for the insurance contracts disclosed in this note for the existing insurance contracts as of March 31, 2010 and 2009.

Concentration risk

The following table shows the concentration of insurance exposure in Japan (domestic) and other countries (foreign) of NIPPONKOA Group in relation to the type of property and casualty line of business with reference to the carrying amount of insurance liabilities (gross and net of reinsurance) arising from property and casualty insurance contracts.

Yen in millions, 2010	Insurance liabilities
	Domestic		Foreign		Total
Type of insurance	Gross	Net	Gross	Net	Gross	Net
Fire and allied lines	519,487	493,877	14,451	10,299	533,938	504,176
Marine	5,833	2,658	13,837	10,922	19,670	13,580
Personal accident	653,914	653,626	322	249	654,236	653,875
Automobile	237,584	234,018	2,557	2,279	240,141	236,297
Compulsory automobile	290,357	154,516	—	—	290,357	154,516
Others	149,870	142,734	33,964	25,314	183,834	168,048

Total	1,857,045	1,681,429	65,131	49,063	1,922,176	1,730,492

Yen in millions, 2009	Insurance liabilities
	Domestic		Foreign		Total
Type of insurance	Gross	Net	Gross	Net	Gross	Net
Fire and allied lines	555,314	528,543	9,625	10,347	564,939	538,890
Marine	4,939	2,659	15,217	13,246	20,156	15,905
Personal accident	706,824	706,338	378	317	707,202	706,655
Automobile	253,036	249,455	3,334	2,948	256,370	252,403
Compulsory automobile	320,210	180,835	—	—	320,210	180,835
Others	150,818	144,078	33,058	25,434	183,876	169,512

Total	1,991,141	1,811,908	61,612	52,292	2,052,753	1,864,200

Domestic exposure is most of the exposure for NIPPONKOA Group because NIPPONKOA Group mainly operates its business in Japan. NIPPONKOA Group has no specific geographical concentration risk in Japan. In addition, NIPPONKOA Group has no concentration risk to specific customers whose share in the written premium exceeds 10% or more.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

4.2.2 Life insurance risk

(a) Insurance risk in life insurance contracts

NIPPONKOA Group’s insurance liabilities and claim reserves related to life insurance business as of March 31, 2010 and 2009 are summarized as follows;

	(Yen in millions)
	2010			2009
	Future policy benefit	Claim reserves	Total	Future policy benefit	Claim reserves	Total
Individual	333,654	2,424	336,078	299,237	1,980	301,217
Group	1,437	395	1,832	1,327	360	1,687

Total	335,091	2,819	337,910	300,564	2,340	302,904

Reinsurance ceded	(260)	—	(260)	(93)	(8)	(101)

Net	334,831	2,819	337,650	300,471	2,332	302,803

Individual insurance contracts include individual annuities, endowment and supplemental insurance policies that cover hospitalization together with traditional products like whole and term life insurance.

Group insurance contracts include group insurance products.

NIPPONKOA Group is exposed to life insurance underwriting and pricing risks that may cause losses due to adverse development in assumptions as to mortality, the morbidity, and investment returns that are established at the time of the contract issued. The following descriptions indicate typical type of risks that NIPPONKOA Group is facing in normal currently course of its business and risk management process dealing with such risks.

Mortality and morbidity risk

NIPPONKOA Group is exposed to the mortality and morbidity risk that may cause losses due to adverse development in assumptions established at the time of the contract issued. NIPPONKOA Group periodically analyzes and assesses levels of mortality, morbidity and investment returns by comparing those assumptions with actual experience. When such levels exceed certain pre-determined threshold, NIPPONKOA Group will take remedial actions to manage the risk. These actions include ceasing the underwriting of the policies, revising the insurance products, revising of underwriting policies, and funding of additional insurance liabilities. In terms of morbidity risk, NIPPONKOA Group is performing the stress test and closely analyzing the occurrence of insured incidents since, in a long term, there is an uncertainty of the morbidity risk.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Investment returns risk

NIPPONKOA Group is exposed to the investment returns risk that may cause losses if the actual yield is lower than the original guaranteed rate that was set when NIPPONKOA Group issued the contract. The following table shows analysis of NIPPONKOA Group’s interest rate exposure in terms of life insurance products.

	(Yen in millions)
	2010			2009
	With interest risk	Without interest risk	Total	With interest risk	Without interest risk	Total
Individual	336,078	—	336,078	301,217	—	301,217
Group	—	1,832	1,832	—	1,687	1,687

Total	336,078	1,832	337,910	301,217	1,687	302,904

Reinsurance ceded	(260)	—	(260)	(101)	—	(101)

Net	335,818	1,832	337,650	301,116	1,687	302,803

NIPPONKOA Group employs an asset and liability management (ALM) concept to maintain the surplus consistently. The principal technique of NIPPONKOA Group’s ALM is to reduce the difference of the interest rate sensitivity between asset and liability by investing in long-term fixed-income bonds because the duration of the liabilities arising from insurance contracts is so long.

Reinsurance arrangement

Reinsurance is utilized in order to mitigate volatility resulting principally from large amount of claim payments. With this perspective, NIPPONKOA Group utilizes excess loss reinsurance considering the existing portfolio of life insurance. NIPPONKOA Group monitors such reinsurances in terms of their credit worthiness and avoids concentration on particular reinsures.

(b) Key assumptions

For Life insurance contracts, estimates are made in two stages at inception and thereafter. At inception of the contract, NIPPONKOA Group determines assumptions in relation to future deaths, morbidity, committed interest and etc. These assumptions are used to calculate the liabilities during the life of the contract. A margin for risk and uncertainty is added to these assumptions. These assumptions are ‘locked in’ for the duration of the contract. Subsequently, assessment is performed at each reporting date to determine whether liabilities are adequate in the light of the latest current estimates. For long-term insurance contracts and for investment contracts with DPF, the assumptions used to determine the liabilities contain margins and are locked in.

• Mortality

Mortality assumptions are based on industry experience standards. These standards are designed to ensure NIPPONKOA Group establishes an appropriate liability on the balance sheet to cover future obligations to our policyholders.

• Morbidity

The rate is derived from industry experience studies, adjusted where appropriate for NIPPONKOA Group’s own experience in comparison to industry average.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

• Persistency

An investigation into NIPPONKOA Group’s experience is performed, and statistical methods are used to determine an appropriate persistency rate. NIPPONKOA Group takes remedial action to monitor whether the actual rate arrives at pre-determined threshold.

• Investment returns

NIPPONKOA Group’s primary assumptions on investment returns relate to risk free rates which are the gross yield to redemption of benchmark government securities.

• Discount rate

Life insurance liabilities are determined as the sum of the discounted value of the expected benefits and further administration expenses directly related to the contract, less the discounted value of the expected theoretical premiums that would be required to meet these future cash flows. Discount rates are determined based on current industry risk rates, adjusted for NIPPONKOA Group’s own risk exposures. The discount rate of NIPPONKOA Groups life insurance contracts are as follows;

Period contracts issued	Discount rate
1997-2001	1.65%-3.10%
2002-2006	1.00%-1.75%
2007	1.25%-1.75%
2008	1.35%-1.50%
2009	1.5%
2010	1.5%

Discount rates in the table above show the committed rates applied to the future policy benefits for major insurance contracts.

• Tax

It has been assumed that current tax legislation and rates will continue as unaltered.

(c) Change in assumptions

NIPPONKOA Group did not change its assumptions for the insurance contracts disclosed in this note for the existing insurance contracts as of March 31, 2010 and 2009.

Concentration risk

NIPPONKOA Group operates its life insurance business only in Japan and all insurance contracts are issued in Japanese yen. There is no concentration on specific types of insurance products.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

4.2.3 Credit risk

As described in “Reinsurance arrangement” above, NIPPONKOA Group is exposed to credit risk relating to reinsurance assets. The following table shows analysis of NIPPONKOA Group’s credit exposure in terms of reinsurance assets categorized using NIPPONKOA Group’s internal credit rating. See note 4.5 for further information.

Property and casualty insurance

	(Yen in millions)
As of March 31, 2010	1	2	3	4	5 or lower	Assets not rated	Total
Reinsurance assets
Unearned premiums	186	2,659	10,287	27	—	66,894	80,053
Reserve for losses and directly related loss adjustment expenses	163	1,734	6,569	2	—	103,163	111,631

Total	349	4,393	16,856	29	—	170,057	191,684

	(Yen in millions)
As of March 31, 2009	1	2	3	4	5 or lower	Assets not rated	Total
Reinsurance assets
Unearned premiums	261	3,322	11,067	222	—	71,905	86,777
Reserve for losses and directly related loss adjustment expenses	199	1,910	6,334	19	—	93,314	101,776

Total	460	5,232	17,401	241	—	165,219	188,553

Life insurance
	(Yen in millions)
As of March 31, 2010	1	2	3	4	5 or lower	Assets not rated	Total
Reinsurance assets
Future policy benefit	—	163	97	—	—	—	260
Claim reserves	—	—	—	—	—	—	—

Total	—	163	97	—	—	—	260

	(Yen in millions)
As of March 31, 2009	1	2	3	4	5 or lower	Assets not rated	Total
Reinsurance assets
Future policy benefit	—	—	93	—	—	—	93
Claim reserves	—	—	8	—	—	—	8

Total	—	—	101	—	—	—	101

The total share of unrated reinsurers corresponds primarily to cessions to the CALI reinsurance pool.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

4.2.4 Risk and capital management

(a) Sensitivity test analysis

NIPPONKOA Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Sensitivities to economic and operating experience are regularly produced on all of NIPPONKOA Group’s financial performance measurements to support NIPPONKOA Group’s decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and NIPPONKOA Group as a whole are exposed to.

(b) Sensitivity test results

Illustrative results of sensitivity testing for the property and casualty insurance business and life insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return	The impact of a change in market interest rates by a 0.5% increase or decrease. The test allows consistency for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Expenses	The impact of an increase in maintenance expenses by 10%.

Assurance mortality or morbidity	The impact of an increase in mortality or morbidity rates for assurance contracts by 10%.

Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 10%.

Net loss ratios (non-life insurance only)	The impact of an increase in net loss ratios for the property and casualty business by 10%.

Sensitivity test results

Impact on income before income taxes and shareholders’ equity

	(Yen in millions)
	Interest rates +0.5%	Interest rates -0.5%	Expenses +10%	Assurance mortality +10%	Assurance morbidity +10%	Annuitant mortality -10%	Net loss ratios +10%
As of March 31, 2010
Property and casualty insurance	21,792	(20,781)	(5,677)	—	—	—	(48,139)
Life insurance	25,004	(29,924)	(4,529)	(9,448)	(9,080)	0	—

Total	46,796	(50,705)	(10,206)	(9,448)	(9,080)	0	(48,139)

As of March 31, 2009
Property and casualty insurance	23,768	(24,708)	(6,250)	—	—	—	(50,455)
Life insurance	23,446	(27,919)	(3,093)	(9,612)	(7,799)	0	—

Total	47,214	(52,627)	(9,343)	(9,612)	(7,799)	0	(50,455)

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

These results represent the changes in value of insurance liabilities, which are calculated based on the same cash flow assumptions that are used in NIPPONKOA Group’s liability adequacy tests.

4.3 Financial risk

Financial risk refers to NIPPONKOA Group’s exposure to uncertainty of future cash flows and market price volatility in general. It includes market risks, credit risk and liquidity risk. Market risks consist of interest rate risk, equity price risk and currency exchange rate risk.

NIPPONKOA Group’s financial risk management framework is developed primarily on the basis of financials prepared in accordance with Japanese GAAP. However, the analysis set out below is disclosed in order to meet the requirement of paragraph 34(b) of IFRS 7. Risks which are monitored are revalued and converted from Japanese GAAP to IFRS in order to present the risk management framework under IFRS.

Yen in millions, as of March 31, 2010	Property /Casualty	Life	Eliminations		Total
Assets
Debt securities	1,071,168	385,271	—		1,456,439
Equity securities	859,979	6,892	(46,885	)(*1)	819,986
Investments in associates	3,117	—	—		3,117
Loans	278,597	45,606	—		324,203
Receivables including insurance receivables	102,918	7,193	(1,557)		108,554
Derivative financial instruments	5,992	—	—		5,992
Cash and cash equivalents	125,330	14,850	—		140,180
Reinsurance assets	191,684	260	—		191,944
Deferred income tax assets	849	4,815	—		5,664
Investment property	21,689	—	—		21,689
Property and equipment	125,904	178	—		126,082
Intangible assets	2,128	706	—		2,834
Other assets	57,313	1,647	(468)		58,492

Total assets	2,846,668	467,418	(48,910)		3,265,176

Liabilities
Insurance contract liabilities	1,922,176	337,910	—		2,260,086
Investment contract liabilities	—	68,950	—		68,950
Payables for return of cash collateral on loaned securities	—	25,861	—		25,861
Derivative financial instruments	4,041	—	—		4,041
Trade and other payables	44,276	1,142	(815)		44,603
Current income tax liabilities	3,898	2,483	146		6,527
Deferred income tax liabilities	71,850	—	—		71,850
Retirement benefit obligations	40,355	301	—		40,656
Other liabilities	27,646	1,509	(1,356)		27,799

Total liabilities	2,114,242	438,156	(2,025)		2,550,373

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Yen in millions, as of March 31, 2009	Property /Casualty	Life	Eliminations		Total
Assets
Debt securities	1,173,887	349,780	—		1,523,667
Equity securities	771,200	4,842	(44,296	)(*1)	731,746
Investments in associates	2,780	—	—		2,780
Loans	271,499	47,697	—		319,196
Receivables including insurance receivables	101,310	7,010	(1,223)		107,097
Derivative financial instruments	8,165	—	—		8,165
Cash and cash equivalents	157,507	13,147	—		170,654
Reinsurance assets	188,553	101	—		188,654
Deferred income tax assets	890	2,929	—		3,819
Investment property	23,681	—	—		23,681
Property and equipment	139,319	157	—		139,476
Intangible assets	2,744	595	—		3,339
Other assets	54,089	1,429	(496)		55,022

Total assets	2,895,624	427,687	(46,015)		3,277,296

Liabilities
Insurance contract liabilities	2,052,753	302,904	—		2,355,657
Investment contract liabilities	—	61,248	—		61,248
Payables for return of cash collateral on loaned securities	41,265	33,171	—		74,436
Derivative financial instruments	13,675	—	—		13,675
Trade and other payables	47,513	846	(1,130)		47,229
Current income tax liabilities	1,119	1,034	143		2,296
Deferred income tax liabilities	27,589	—	—		27,589
Retirement benefit obligations	39,988	224	—		40,212
Other liabilities	28,065	1,555	(585)		29,035

Total liabilities	2,251,967	400,982	(1,572)		2,651,377

(*1)	The amount includes investments in subsidiaries to be eliminated through the consolidation process.

4.3.1 Interest rate risk

NIPPONKOA Group bears interest rate risk with many of its financial assets. The following table shows fixed-rate instruments and floating-rate instruments in each category.

Property and casualty insurance

	(Yen in millions)
	2010			2009
As of March 31	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
Debt securities	1,025,398	45,770	1,071,168	1,147,319	26,568	1,173,887
Loans	182,788	95,809	278,597	157,877	113,622	271,499
Derivative financial instruments, net	(1,474)	3,425	1,951	(11,401)	5,891	(5,510)

Total	1,206,712	145,004	1,351,716	1,293,795	146,081	1,439,876

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Life insurance

	(Yen in millions)
	2010			2009
As of March 31	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
Debt securities	385,271	—	385,271	349,780	—	349,780
Loans	45,606	—	45,606	47,697	—	47,697
Derivative financial instruments, net	—	—	—	—	—	—

Total	430,877	—	430,877	397,477	—	397,477

In cases where cash flows are highly predictable, investing in assets that closely correlate to the cash flow profile of the liabilities can offset this risk. A part of the asset components of NIPPONKOA Group consists of debt securities and loans. When interest rates rise, there is a risk that the price of debt securities with fixed interest rates may fall, and when interest rates fall, there is a risk of a decline in interest income from debt securities with floating interest rates. Moreover, with regard to savings type insurance and life insurance products (products which guarantee the customer a fixed yield), NIPPONKOA Group is exposed to a possible loss if the actual yield is less than the originally guaranteed yield. In this way, changes in interest rates may have an effect on NIPPONKOA Group’s business performance.

NIPPONKOA Group manages interest rate risk closely by taking into account all of the complexity regarding policyholder behavior and management action. NIPPONKOA Group employs sophisticated interest rate measurement techniques and actively uses derivatives and other risk mitigation tools to closely manage its interest rate risk exposures. Interest rate swaps are used to hedge cash flow fluctuation risk on bonds and loans with variable interest rates and interest rate fluctuation risk related to long term insurance contracts. The interest rate risk is substantially unchanged compared to the prior year.

The following table shows interest rates at the end of each of the last five years.

	2010	2009	2008	2007	2006
3-month TIBOR	0.43818	0.65083	0.83917	0.66364	0.12818
10 year Japanese Government Bond	1.395	1.340	1.275	1.650	1.770

TIBOR (Tokyo Inter Bank Offered Rate) is a daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the Tokyo wholesale money market.

Sensitivity analysis—interest rate risk

The first sensitivity analysis below shows the effect on profit or loss and equity of reasonably possible changes in interest rates. This analysis does not reflect an impact of changes in interest rates on fair value of financial assets measured at amortized cost such as held to maturity securities and loan receivables because these changes do not affect profit or loss nor equity. In addition, this analysis does not include an analysis of insurance contract liabilities and investment contract liabilities as changes in interest rates do not have any effect on profit or loss and equity since the locked in assumptions are used to measure the insurance liabilities. Also, this analysis is based on a change in an assumption while holding all other assumptions constant. The following analysis in the table below shows the estimated effect of a parallel shift in the risk free yield curves on total income and equity. Increases in interest rates have a negative effect on equity and total income in the current year because it results in unrealized losses on investments that are carried at fair value.

The sensitivity analysis is based on the assets and liabilities held at year end and therefore, this does not necessarily reflect the risk exposure during the year.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Property and casualty insurance

Parallel movement of yield curve

	(Yen in millions)
As of March 31	2010	2009
Financial assets
Estimated approximate effects on income before income taxes
Shift up 0.5%	(4,873)	(5,743)
Shift down 0.5%	5,332	6,220

Estimated approximate effects on shareholders’ equity
Shift up 0.5%	(23,300)	(23,836)
Shift down 0.5%	22,972	25,022

Life insurance

Parallel movement of yield curve

	(Yen in millions)
As of March 31	2010	2009
Financial assets
Estimated approximate effects on income before income taxes
Shift up 0.5%	—	—
Shift down 0.5%	—	—

Estimated approximate effects on shareholders’ equity
Shift up 0.5%	(3,084)	(3,006)
Shift down 0.5%	3,243	3,176

The second analysis below shows a comparison of the sensitivity analysis of financial assets and insurance contract liabilities including investment contact liabilities. This analysis reflects an impact of changes in interest rates on fair value of all financial assets including those measured at amortized cost such as held to maturity securities and loan receivables based on the assumption that the changes in fair values of all financial instruments are reflected on the income before income tax and shareholders equity even though the accounting treatments are different. In addition, this analysis also reflects an impact of changes in interest rates on the carrying value of insurance contract liabilities and investment contract liabilities based on the assumption that the insurance contract liabilities and investment contract liabilities are measured using current interest rates. Also, this analysis is based on a change in an assumption while holding all other assumptions constant.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Property and casualty insurance

Parallel movement of yield curve

	(Yen in millions)
As of March 31,	2010	2009
Financial assets
Estimated approximate effects on income before income taxes
Shift up 0.5%	(37,902)	(39,179)
Shift down 0.5%	36,562	40,836

Estimated approximate effects on shareholders’ equity
Shift up 0.5%	(24,215)	(25,035)
Shift down 0.5%	23,359	26,094

Insurance contract liabilities
Estimated approximate effects on income before income taxes
Shift up 0.5%	21,792	23,768
Shift down 0.5%	(20,781)	(24,708)

Estimated approximate effects on shareholders’ equity
Shift up 0.5%	13,923	15,188
Shift down 0.5%	(13,277)	(15,788)

Life insurance

Parallel movement of yield curve

	(Yen in millions)
As of March 31,	2010	2009
Financial assets
Estimated approximate effects on income before income taxes
Shift up 0.5%	(32,004)	(29,018)
Shift down 0.5%	35,902	32,559

Estimated approximate effects on shareholders’ equity
Shift up 0.5%	(20,419)	(18,543)
Shift down 0.5%	22,905	20,805

Insurance contract liabilities and investment contract liabilities
Estimated approximate effects on income before income taxes
Shift up 0.5%	29,684	28,722
Shift down 0.5%	(35,133)	(33,840)

Estimated approximate effects on shareholders’ equity
Shift up 0.5%	18,938	18,353
Shift down 0.5%	(22,415)	(21,624)

In relation to the sensitivity analysis of interest rate risk in the property and casualty business, no major fluctuations were observed during 2010 and 2009. In the life insurance business, the sensitivities both in the financial assets and insurance liabilities as of March 31, 2010 increased compared to those as of March 31, 2009 due to increases in the investment assets and insurance liabilities derived from the stable growth of the business.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The sensitivity analysis for interest rate risk illustrates how changes in the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the balance sheet date.

In relation to financial assets and derivative positions described in this note, management monitors the sensitivity of reported interest rate movements on a quarterly basis by assessing the expected changes in the different portfolios due to parallel movements in all yield curves.

4.3.2 Equity price risk

Fluctuations in equity prices have previously affected NIPPONKOA Group’s profitability and capital position and may continue to do so in the future. Equity price risk arises from investments in equity securities. The equity portfolio of NIPPONKOA Group is as follows:

Property and casualty insurance

	(Yen in millions)
	2010	2009
Assets—as of March 31,
Equity securities
At fair value through income
—Listed	1,674	—
—Unlisted	79,283	76,538
Available for sale
—Listed	607,065	486,353
—Unlisted	171,957	208,309

Total equity securities	859,979	771,200

Life insurance

	(Yen in millions)
	2010	2009
Assets—as of March 31,
Equity securities
At fair value through income
—Listed	—	—
—Unlisted	—	—
Available for sale
—Listed	6,892	4,842
—Unlisted	—	—

Total equity securities	6,892	4,842

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table shows information on specific market risk concentration for investments in equity securities. The balance of equity securities as of March 31, 2010 was increased compared to that of March 31, 2009 due to the rise in market prices.

Property and casualty insurance

Market risk concentrations—shares

	(Yen in millions)
As of March 31,	2010	2009
Financials	228,661	226,412
Chemicals	112,612	98,844
Wholesale & Retail trade	71,432	50,513
Electric Appliances	67,819	40,986
Transportation Equipments	54,603	39,451
Land Transportation	48,588	44,924
Foods	40,040	32,080
Machinery	36,641	20,151
Iron & Steel	10,102	7,560
Services	9,858	8,660
Marine Transportation	9,210	15,468
Electric Power & Gas	8,783	10,764
Construction	8,449	7,775
Real Estate	8,286	6,809
Other Products	6,322	5,666
Oil & Coal Products	6,216	6,177
Pulp & Paper	5,459	5,144
Textiles & Apparels	3,156	3,210
Warehousing & Harbor Transportation Services	3,043	3,491
Mining	2,088	4,056
Metal Products	2,000	1,179
Information & Communication	1,825	1,839
Precision Instruments	1,779	1,280
Alternative investments	73,737	84,899
Others	39,270	43,862

Total	859,979	771,200

Alternative investments includes hedge funds, private equity funds and real estate funds amounting to ¥38,184 million, ¥14,555 million and ¥11,135 million, respectively as of March 31, 2010 (2009: ¥48,631 million, ¥11,345 million and ¥14,565 million, respectively).

Life insurance

Market risk concentrations—shares

	(Yen in millions)
As of March 31,	2010	2009
Transportation Equipments	4,806	3,281
Precision Instruments	2,055	1,544
Electric Appliances	31	17

Total	6,892	4,842

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the closing price levels of the TOPIX, the major equity index in Japan at the end of the last five years ended March 31.

	(Yen)
	2010	2009	2008	2007	2006
TOPIX	978.81	773.66	1,212.96	1,713.61	1,728.16

NIPPONKOA Group’s equity risk is derived from NIPPONKOA’s investment. NIPPONKOA sets the investment limit mainly for equity considering the volatilities of equity prices and allocated capital to the equity investment, and carefully monitors the limit. In addition, NIPPONKOA periodically changes the limit to deal with changes in situation in the markets.

Sensitivity analysis—equity price risk

Management monitors movements of financial assets and equity market risk movements on a quarterly basis by assessing the expected changes in the different portfolios due to movements in the stock exchange index (i.e., TOPIX) with all other variables held constant and the entire NIPPONKOA Group’s equity portfolio in that particular index fluctuating proportionally. The equity securities reflected in this table are classified either at fair value through income or available for sale.

Property and casualty insurance

	Estimated approximate effects on total income	Estimated approximate effects on equity
2010
Equity increase 10%	8,115	51,143
Equity decrease 10%	(15,093)	(51,143)

2009
Equity increase 10%	7,654	44,878
Equity decrease 10%	(29,098)	(44,878)
Life insurance
	Estimated approximate effects on total income	Estimated approximate effects on equity
2010
Equity increase 10%	—	533
Equity decrease 10%	—	(533)

2009
Equity increase 10%	—	410
Equity decrease 10%	—	(410)

4.3.3 Currency exchange rate risk

NIPPONKOA Group conducts business transactions in foreign currencies such as the U.S. dollars and Euros. Foreign currency exposures exist for financial assets and liabilities that are denominated in foreign currencies and for insurance liabilities when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios are managed using currency derivatives such as cross currency swaps and forward exchange contracts. The currency translation risk was increased as of March 31, 2010, compared to that of March 31, 2009, due to the decreased hedge ratio.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table shows major currency portfolio of the property and casualty insurance segment.

	(Yen in millions)
As of March 31, 2010	JPY	USD	EUR	Other	Total
Assets
Debt securities	828,190	90,160	105,671	47,147	1,071,168
Equity securities	836,597	16,523	1,276	5,583	859,979
Loans	268,757	1,416	—	8,424	278,597
Derivative financial instruments, net	3,292	(2,524)	2,101	(918)	1,951

Total	1,936,836	105,575	109,048	60,236	2,211,695

Liabilities
Insurance contract liabilities	1,862,626	45,317	2,568	11,665	1,922,176

Total	1,862,626	45,317	2,568	11,665	1,922,176

	(Yen in millions)
As of March 31, 2009	JPY	USD	EUR	Other	Total
Assets
Debt securities	946,805	93,112	94,768	39,202	1,173,887
Equity securities	740,299	17,858	989	12,054	771,200
Loans	265,868	576	—	5,055	271,499
Derivative financial instruments, net	6,407	(3,364)	(7,145)	(1,408)	(5,510)

Total	1,959,379	108,182	88,612	54,903	2,211,076

Liabilities
Insurance contract liabilities	2,001,866	32,188	3,638	15,061	2,052,753

Total	2,001,866	32,188	3,638	15,061	2,052,753

NIPPONKOA Group’s life insurance business is not exposed to any foreign currency risk.

Closing rates As of March 31,	2010	2009	2008	2007	2006
USD	93.04	98.23	100.19	118.05	117.47
EUR	124.92	129.84	158.19	157.33	142.81

The estimated effects on total income and shareholders’ equity from movements in the exchange rates of NIPPONKOA Group’s non-yen currencies relative to the yen, included in the table below, are due to the translation of foreign currency exposures from monetary assets and liabilities denominated in foreign currencies.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Sensitivity analysis—currency risk

Movements of markets

	(Yen in millions)
As of March 31	2010	2009
Estimated effects on total income
Increase by 10% of non-yen currencies relative to the yen:
Financial assets	5,546	3,718
Insurance contract liabilities	—	—
Decrease by 10% of non-yen currencies relative to the yen:
Financial assets	(6,239)	(6,123)
Insurance contract liabilities	—	—

Estimated effects on equity
Increase by 10% of non-yen currencies relative to the yen:
Financial assets	6,489	5,518
Insurance contract liabilities	(3,805)	(3,252)
Decrease by 10% of non-yen currencies relative to the yen:
Financial assets	(6,489)	(5,518)
Insurance contract liabilities	3,805	3,252

4.4 Liquidity risk

Liquidity risk is inherent in NIPPONKOA Group’s business. NIPPONKOA’s liquidity risk management has been an important factor in maintaining adequate liquidity. Internal control processes and contingency plans have been appropriately designed to identify, measure and manage the liquidity risk position. If NIPPONKOA Group is required to pay significant amounts of cash in a short period, NIPPONKOA Group may have to sell its investments in order to generate cash. However, NIPPONKOA Group may have difficulty selling investments at market prices, in a timely manner, or both. For further information regarding the management of Nipponkoa’s liquidity risk, see “—Risk Management Functions and Other Risks” in Item 11.

The maturity analysis below shows the remaining contractual maturities for major category of financial assets and liabilities. In respect of insurance liabilities and investment contract liabilities managed as same as insurance liabilities, however, it is prepared based on expected cash flows estimated by NIPPONKOA Group. The maturity analysis of financial assets includes future cash flows of principal payments and interest income.

NIPPONKOA Group’s liquidity management is based on expected claims and benefit payments rather than on the contractual maturities. The projected cash benefit payments in the table below are based on management’s best estimate of the expected gross benefits and expenses, partially offset by the expected gross premiums, fees and charges relating to the existing business in force. If net contractual flows are negative for a period, equity securities can be sold to manage the liquidity.

The disclosure for derivatives shows a net amount for derivatives that are settled net on a contractual basis as NIPPONKOA Group does not have derivatives that are settled gross.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Property and casualty insurance

Yen in millions, as of March 31, 2010	Contractual cash flows (Undiscounted)
Carrying value and cash flows arising from:	Carrying amount	Total	Within 1 year	1-5 years	5-10 years	Over 10 years	Not Stated
Assets
Equity securities	859,979	859,979	—	—	—	—	859,979
Debt securities	1,071,168	1,174,579	108,913	534,572	300,678	230,416	—
Loans	278,597	302,584	107,715	133,300	27,076	28,507	5,986
Derivative financial instruments	5,992	5,730	3,990	4,978	(349)	(2,889)	—
Cash and cash equivalents	125,330	125,330	125,330	—	—	—	—

Total	2,341,066	2,468,202	345,948	672,850	327,405	256,034	865,965

	Expected/contractual cash flows (Undiscounted)
	Carrying amount	Total	Within 1 year	1-5 years	5-10 years	Over 10 years	Not Stated
Liabilities
Insurance contract liabilities
Reserve for losses and directly related loss adjustment expenses	384,153	384,153	190,763	181,984	11,406	—	—
Refund reserves	809,622	932,423	165,827	417,977	169,855	178,764	—

Sub total	1,193,775	1,316,576	356,590	599,961	181,261	178,764	—

Payables for return of cash collateral on loaned securities	—	—	—	—	—	—	—
Derivative financial instruments	4,041	4,045	4,049	65	(1)	(68)	—
Trade and other payables	44,276	44,320	40,252	4,068	—	—	—
Borrowings	1,561	1,796	159	606	548	483	—
Capital lease obligations	238	291	102	189	—	—	—

Total	1,243,891	1,367,028	401,152	604,889	181,808	179,179	—

Net of assets and liabilities	1,097,175	1,101,174	(55,204)	67,961	145,597	76,855	865,965

	Contractual cash flows (Undiscounted)
	Carrying amount	Total	Within 1 year	1-5 years	5-10 years	Over 10 years	Not Stated
Off balance sheet items
Operating leases obligations	—	364	104	244	16	—	—
Other commitments	—	18,814	18,814	—	—	—	—

Total	—	19,178	18,918	244	16	—	—

Difference in expected cash flows		1,081,996	(74,122)	67,717	145,581	76,855	865,965

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Life insurance

Yen in millions, as of March 31, 2010	Contractual cash flows (Undiscounted)
Carrying value and cash flows arising from:	Carrying amount	Total	Within 1 year	1-5 years	5-10 years	Over 10 years	Not Stated
Assets
Equity securities	6,892	6,892	—	—	—	—	6,892
Debt securities	385,271	574,676	9,938	41,986	83,196	439,556	—
Loans	45,606	45,605	31,842	—	—	—	13,763
Derivative financial instruments	—	—	—	—	—	—	—
Cash and cash equivalents	14,850	14,850	14,850	—	—	—	—

Total	452,619	642,023	56,630	41,986	83,196	439,556	20,655

	Expected/contractual cash flows (Undiscounted)
	Carrying Amount	Total	Within 1 year	1-5 years	5-10 years	Over 10 years	Not Stated
Liabilities
Insurance contract liabilities
Claim reserves for the life insurance	2,819	2,819	2,819	—	—	—	—

Reserve for future policy benefits for life insurance contracts	335,091	329,449	(22,427)	(59,100)	(9,940)	420,916	—

Sub total	337,910	332,268	(19,608)	(59,100)	(9,940)	420,916	—
Investment contract liabilities	68,950	85,035	(5,328)	(2,723)	28,354	64,732	—
Payables for return of cash collateral on loaned securities	25,861	25,861	25,861	—	—	—	—
Derivative financial instruments	—	—	—	—	—	—	—
Trade and other payables	1,142	1,142	1,142	—	—	—	—
Borrowings	—	—	—	—	—	—	—
Capital lease obligations	—	—	—	—	—	—	—

Total	433,863	444,306	2,067	(61,823)	18,414	485,648	—

Net of assets and liabilities	18,756	197,717	54,563	103,809	64,782	(46,092)	20,655

	Contractual cash flows (Undiscounted)
	Carrying Amount	Total	Within 1 year	1-5 years	5-10 years	Over 10 years	Not Stated
Off balance sheet items
Operating leases obligations	—	377	189	188	—	—	—
Other commitments	—	—	—	—	—	—	—

Total	—	377	189	188	—	—	—

Difference in expected cash flows		197,340	54,374	103,621	64,782	(46,092)	20,655

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Property and casualty insurance

Yen in millions, as of March 31, 2009	Contractual cash flows (Undiscounted)
Carrying value and cash flows arising from:	Carrying amount	Total	Within 1 year	1-5 years	5-10 years	Over 10 years	Not Stated
Assets
Equity securities	771,200	771,200	—	—	—	—	771,200
Debt securities	1,173,887	1,318,532	184,182	593,240	317,632	223,478	—
Loans	271,499	289,688	86,062	154,850	26,286	16,058	6,432
Derivative financial instruments	8,165	22,618	1,050	6,021	7,428	8,119	—
Cash and cash equivalents	157,507	157,507	157,507	—	—	—	—

Total	2,382,258	2,559,545	428,801	754,111	351,346	247,655	777,632

	Expected/ contractual cash flows (Undiscounted)
	Carrying amount	Total	Within 1 year	1-5 years	5-10 years	Over 10 years	Not Stated
Liabilities
Insurance contract liabilities
Reserve for losses and directly related loss adjustment expenses	389,483	389,483	195,898	183,151	10,434	—	—
Refund reserves	896,198	1,028,199	192,103	444,261	197,452	194,383	—

Sub total	1,285,681	1,417,682	388,001	627,412	207,886	194,383	—

Payables for return of cash collateral on loaned securities	41,265	41,265	41,265	—	—	—	—
Derivative financial instruments	13,675	13,675	13,675	—	—	—	—
Trade and other payables	47,513	47,740	39,574	8,166	—	—	—
Borrowings	1,741	2,131	167	638	625	701	—
Capital lease obligations	404	410	285	125	—	—	—

Total	1,390,279	1,522,903	482,967	636,341	208,511	195,084	—

Net of assets and liabilities	991,979	1,036,642	(54,166)	117,770	142,835	52,571	777,632

	Contractual cash flows (Undiscounted)
	Carrying amount	Total	Within 1 year	1-5 years	5-10 Years	Over 10 years	Not Stated
Off balance sheet items
Operating leases obligations	—	333	73	196	64	—	—
Other commitments	—	30,551	30,551	—	—	—	—

Total	—	30,884	30,624	196	64	—	—

Difference in expected cash flows		1,005,758	(278,375)	300,725	153,205	52,571	777,632

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Life insurance

Yen in millions, as of March 31, 2009	Contractual cash flows (Undiscounted)
Carrying value and cash flows arising from:	Carrying amount	Total	Within 1 year	1-5 years	5-10 Years	Over 10 years	Not Stated
Assets
Equity securities	4,842	4,842	—	—	—	—	4,842
Debt securities	349,780	514,834	9,292	35,690	98,575	371,277	—
Loans	47,697	47,698	35,178	—	—	—	12,520
Derivative financial instruments	—	—	—	—	—	—	—
Cash and cash equivalents	13,147	13,147	13,147	—	—	—	—

Total	415,466	580,521	57,617	35,690	98,575	371,277	17,362

	Expected/contractual cash flows (Undiscounted)
	Carrying Amount	Total	Within 1 year	1-5 years	5-10 Years	Over 10 years	Not Stated
Liabilities
Insurance contract liabilities Claim reserves for the life insurance	2,340	2,340	2,340	—	—	—	—
Reserve for future policy benefits for life insurance contracts	300,564	275,167	(18,579)	(52,135)	(10,616)	356,497	—

Sub total	302,904	277,507	(16,239)	(52,135)	(10,616)	356,497	—

Investment contract liabilities	61,248	78,602	(6,058)	(14,758)	26,180	73,238	—
Payables for return of cash collateral on loaned securities	33,171	33,171	33,171	—	—	—	—
Derivative financial instruments	—	—	—	—	—	—	—
Trade and other payables	846	846	846	—	—	—	—
Borrowings	—	—	—	—	—	—	—
Capital lease obligations	—	—	—	—	—	—	—

Total	398,169	390,126	11,720	(66,893)	15,564	429,735	—

Net of assets and liabilities	17,297	190,395	45,897	102,583	83,011	(58,458)	17,362

	Contractual cash flows (Undiscounted)
	Carrying Amount	Total	Within 1 year	1-5 years	5-10 Years	Over 10 years	Not Stated
Off balance sheet items
Operating leases obligations	—	423	141	282	—	—	—
Other commitments	—	—	—	—	—	—	—

Total	—	423	141	282	—	—	—

Difference in expected cash flows		189,972	45,756	102,301	83,011	(58,458)	17,362

4.5 Credit risk

Credit risk is the risk that a counterparty will be unable to pay amounts in full when due. NIPPONKOA Group is exposed to credit risks on its fixed-income portfolio, OTC derivatives and reinsurance contracts. Key areas where NIPPONKOA Group is exposed to credit risks are:

-	Investments in debt instruments;

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

-	Loans and receivables;

-	Reinsurers’ share of insurance liabilities;

-	Amounts due from reinsurers in respect of claims already paid;

-	Amounts due from insurance intermediaries; and

-	Counterparty risk with respect to derivative transactions.

NIPPONKOA Group has established and maintained internal credit rating for each major counterparty. The internal credit rating is designed to link the external rating such as S&P and Moody’s. The following table shows the reconciliation between external rating and internal rating.

Internal rating	Moody’s	S&P
1	Aaa	AAA
2	Aa	AA
3	A	A
4	Baa	BBB
5	Ba	BB
6	B1	B+*B
7	B2*B3	B-
8	Caa	CCC•CC
9	Ca	C
10	C	D

Credit limits

NIPPONKOA Group structures the levels of credit risks it accepts by placing limits on its exposure to a single counterparty or groups of counterparties. Such risks are subject to annual or periodic reviews. Limits on the level of credit risk by category and territory are reported quarterly to the Board of Directors. The following table shows counterparty exposure limits as of March 31, 2010 and 2009, represented by the internal rating.

Closing rates As of March 31, 2010 and 2009	(Yen in millions)
Internal rating	Property/Casualty	Life
1	80,000	13,000
2	70,000	10,000
3	60,000	8,000
4	50,000	5,000
5	25,000	2,000
6	10,000	600
7	7,000	400
8	3,000	0
9	0	0
10	0	0

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Reinsurance is used to manage insurance risk. This does not, however, discharge NIPPONKOA Group’s liability as primary insurer. If a reinsurer fails to pay a claim for any reason, NIPPONKOA Group remains liable for the payment to the policyholder. The creditworthiness of reinsurers is considered on an annual basis by reviewing their financial strength prior to finalization of any contract.

Maximum exposure to credit risk

The following table shows NIPPONKOA Group’s maximum gross credit exposure from investments (credit protection not taken into account) in financial assets, as well as derivatives and reinsurance assets.

	(Yen in millions)
As of March 31,	2010	2009
Cash and cash equivalents	140,180	170,654
Debt securities	1,456,439	1,523,667
Loans	324,203	319,196
Receivables including reinsurance receivables	108,554	107,097
Derivative financial instruments	5,992	8,165
Other assets	55,563	52,570

Total assets bearing credit risk	2,090,931	2,181,349

The table below provides the comparison analysis of assets above based on the internal rating.

	(Yen in millions)
As of March 31, 2010	1	2	3	4	5 or lower	Assets not rated	Total
Cash and cash equivalents	29,274	52,554	40,311	8,021	2,963	7,057	140,180
Debts securities	1,162,828	155,930	108,523	22,841	5,965	352	1,456,439
Loans	5,560	8,405	91,374	99,554	36,719	82,591	324,203
Receivables including reinsurance receivables	5	274	13,495	2	—	94,778	108,554
Derivative financial instruments	—	4,321	—	1,667	—	4	5,992
Other assets	—	—	—	—	—	55,563	55,563

Total	1,197,667	221,484	253,703	132,085	45,647	240,345	2,090,931

	(Yen in millions)
As of March 31, 2009	1	2	3	4	5 or lower	Assets not rated	Total
Cash and cash equivalents	28,139	75,859	41,801	7,745	3,007	14,103	170,654
Debts securities	1,215,373	168,875	119,261	16,318	3,020	820	1,523,667
Loans	6,717	5,823	97,124	101,552	33,102	74,878	319,196
Receivables including reinsurance receivables	31	336	14,194	60	—	92,476	107,097
Derivative financial instruments	—	4,905	1,403	515	—	1,342	8,165
Other assets	—	—	—	—	—	52,570	52,570

Total	1,250,260	255,798	273,783	126,190	39,129	236,189	2,181,349

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

NIPPONKOA Group monitors unrated receivables including reinsurance receivables by ensuring periodic and continuous settlements with the debtors. Analysis is performed for the outstanding balances of receivables including reinsurance receivables to assess the potential uncollectible balance and to estimate and provide for the appropriate allowance.

Unrated cash and cash equivalents includes deposits with financial institutions that will be covered by the deposit insurance system in Japan.

Unrated loans are mainly comprised of:

•	Loans to contract holders that will be covered by the surrender value.

•

Loans to major Japanese financial institutions that are not monitored by internal credit rating because these are originally included in investment trusts consolidated by NIPPONKOA and generally with low credit risk.

The main component of unrated other assets is deposit with JER, which is not subject to any rating. See Note 2.16(a) (iii) for the explanation of JER.

Concentration risk

The following table shows industrial portfolio of debt securities and loans. The concentration of credit risk is substantially unchanged compared to the prior year.

	(Yen in millions)
	Domestic exposures			Foreign exposures			Total
As of March 31, 2010	Debt securities	Loans	Subtotal	Debt securities	Loans	Subtotal	Debt securities	Loans	Total
Sovereign	722,572	—	722,572	224,206	92	224,298	946,778	92	946,870
Local government	187,102	5,468	192,570	15,362	—	15,362	202,464	5,468	207,932
Corporate Electric Power & Gas	66,227	1,091	67,318	—	—	—	66,227	1,091	67,318
Financials	34,189	179,294	213,483	34,326	2,891	37,217	68,515	182,185	250,700
Electric Appliances	24,617	—	24,617	3,006	—	3,006	27,623	—	27,623
Land Transportation	24,318	1,448	25,766	—	—	—	24,318	1,448	25,766
Information & Communication	15,649	—	15,649	—	—	—	15,649	—	15,649
Transportation Equipments	11,687	7,876	19,563	—	—	—	11,687	7,876	19,563
Wholesale & Retail trade	11,329	3,202	14,531	—	—	—	11,329	3,202	14,531
Chemicals	10,501	—	10,501	—	—	—	10,501	—	10,501
Others	38,582	11,167	49,749	7,283	—	7,283	45,865	11,167	57,032
Individual	—	110,674	110,674	—	—	—	—	110,674	110,674
Others	23,513	1,000	24,513	1,970	—	1,970	25,483	1,000	26,483

Total	1,170,286	321,220	1,491,506	286,153	2,983	289,136	1,456,439	324,203	1,780,642

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)
	Domestic exposures			Foreign exposures			Total
As of March 31, 2009	Debt securities	Loans	Subtotal	Debt securities	Loans	Subtotal	Debt securities	Loans	Total
Sovereign	779,505	—	779,505	207,193	511	207,704	986,698	511	987,209
Local government	209,165	5,980	215,145	17,377	—	17,377	226,542	5,980	232,522
Corporate Electric Power & Gas	61,317	1,092	62,409	—	—	—	61,317	1,092	62,409
Financials	45,144	143,090	188,234	35,968	1,726	37,694	81,112	144,816	225,928
Land Transportation	19,813	1,355	21,168	—	—	—	19,813	1,355	21,168
Electric Appliances	16,425	—	16,425	—	—	—	16,425	—	16,425
Wholesale & Retail trade	13,492	3,646	17,138	—	—	—	13,492	3,646	17,138
Information & Communication	13,370	—	13,370	—	—	—	13,370	—	13,370
Transportation Equipments	12,373	3,414	15,787	—	—	—	12,373	3,414	15,787
Chemicals	11,448	—	11,448	—	—	—	11,448	—	11,448
Others	40,906	44,500	85,406	—	—	—	40,906	44,500	85,406
Individual	—	112,383	112,383	—	—	—	—	112,383	112,383
Others	40,171	1,499	41,670	—	—	—	40,171	1,499	41,670

Total	1,263,129	316,959	1,580,088	260,538	2,237	262,775	1,523,667	319,196	1,842,863

Collateral held as security

NIPPONKOA Group strictly evaluates creditworthiness of borrowers in accordance with NIPPONKOA group’s policy. Collateral or other security is obtained only if creditworthiness of the counterparty on these instruments such as property and securities has deteriorated significantly.

Credit concentration risk

NIPPONKOA Group limits the credit risk of its debt securities by setting high standards on the creditworthiness of the issuers and by setting guidelines to manage exposure by country.

Impairment of financial assets

The following table provides information regarding the carrying value of financial assets that have been individually determined to be impaired:

	2010			2009
Yen in millions, as of March 31,	Gross amount(*)	Amount of impairment	Carrying amount	Gross amount(*)	Amount of impairment	Carrying amount
Equity securities	204,765	96,895	107,870	202,220	95,586	106,634
Debt securities	6,432	999	5,433	11,560	7,527	4,033
Loans	2,683	339	2,344	2,751	359	2,392
Receivables including reinsurance receivables	440	440	—	395	395	—
Other assets	1,283	1,143	140	1,965	1,255	710

Total	215,603	99,816	115,787	218,891	105,122	113,769

(*)	For debt securities, “Gross amount” represents amortized cost that would have been recorded if the impairment had not been recognized.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Allowance for credit losses

The following table shows the summary of movements in allowance for credit losses recorded in a separate account rather than directly reducing the carry amount of financial assets.

Movement in allowance for loans

Specific allowances for credit losses

	(Yen in millions)
Year ended March 31	2010	2009
Balance at beginning of year	359	398
Impairment loss for the year:	(20)	(1)
Charge for the year	66	55
Recoveries	(23)	(24)
Effect of discounting	(63)	(32)
Write-offs	—	(38)

Balance at end of year	339	359

Collective allowances for credit losses

	(Yen in millions)
Year ended March 31	2010	2009
Balance at beginning of year	144	57
Impairment loss for the year	3	87
Write-offs	—	—

Balance at end of year	147	144

Total allowances for credit losses	486	503

Movement in allowance for receivables including reinsurance receivables

Specific allowances for credit losses

	(Yen in millions)
Year ended March 31	2010	2009
Balance at beginning of year	395	128
Impairment loss for the year:	84	277
Charge for the year	84	277
Recoveries	—	—
Effect of discounting	—	—
Write-offs	(39)	(10)

Balance at end of year	440	395

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Collective allowances for credit losses

	(Yen in millions)
Year ended March 31	2010	2009
Balance at beginning of year	163	182
Impairment loss for the year	(6)	30
Write-offs	—	(49)

Balance at end of year	157	163

Total allowances for credit losses	597	558

Movement in allowance for other assets

	(Yen in millions)
Year ended March 31	2010	2009
Balance at beginning of year	1,255	1,319
Impairment loss for the year:	1	33
Charge for the year	26	33
Recoveries	(25)	—
Effect of discounting	—	—
Write-offs	(47)	(97)

Balance at end of year	1,209	1,255

NIPPONKOA Group maintains certain collateral that can be applied to potential losses arising from impaired assets. The collateral mainly consists of property and the fair value of the collateral amounted to ¥1,177 million and ¥1,353 million as of March 31, 2010 and 2009, respectively.

Past due but not impaired financial assets

	(Yen in millions)
As of March 31,	2010	2009
Financial assets less than 6 months past due	8	13
Financial assets 6 months or more but less than 1 year past due	—	—
Financial assets 1 year or more past due	32	32

Total financial assets past due but not impaired	40	45

Past due but not impaired financial assets including insurance receivables are those for which contractual payments are past due but NIPPONKOA Group believes that impairment is not appropriate on the basis of the stage of collection or the nature of overdue amounts owed to NIPPONKOA Group.

4.6 Capital management

As an insurance company group, NIPPONKOA Group needs to maintain reserves for paying claims when insured events occur and for the payout of funds at maturity for savings type insurance policies. It is also necessary for NIPPONKOA Group to maintain sufficient capital to cover payments in the event of either a major disaster or an unexpected event, such as a major decline in the fair value of assets owned by NIPPONKOA Group.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

NIPPONKOA Group’s objectives when managing capital are: to comply with the insurance capital requirement that the regulators of the insurance markets where NIPPONKOA Group operates require; and to safeguard NIPPONKOA Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

Each company in NIPPONKOA Group manages its own capital required to meet local regulatory requirements, subject to approval of the Board of Directors of NIPPONKOA. All companies that are subject to local insurance capital requirements in the countries in which they operate were in compliance with the local minimum requirements as of March 31, 2010 and 2009.

NIPPONKOA Group’s two major operating companies, NIPPONKOA and Nipponkoa Life Insurance Co., Ltd., the main operating subsidiary of the life insurance business, which in total represent approximately 4.1% of total Group’s equity as of March 31, 2010 (2009: 4.2%), are subject to insurance business regulations imposed by the Insurance Business Law in Japan and subject to monitoring by the FSA. The Insurance Business Law and FSA use a solvency margin ratio as one of the main indicators of an insurance company’s ability to pay claims in the event of risk exceeding normal expectations. The solvency margin ratio is the solvency margin as a percentage of total risk exceeding normal expectations. The method of calculation of the ratio is defined by insurance business regulations in Japan. The solvency margin mainly includes such portion of insurance liabilities that represents reserves for equalization or contingency under Japanese GAAP as well as capital and other shareholders’ equity under Japanese GAAP. The risk calculation incorporates such risks as insurance risk, interest rate risk, investment risk, operational risk and catastrophic risk that may arise in situations exceeding normal expectations. These ratios are calculated on a stand-alone legal entity basis, including overseas branch operations.

In the event that the solvency margin ratio falls below a fixed level, the FSA may require the insurance company to submit a plan for management reform. According to the current regulations, a solvency margin ratio of 200% is the minimum to be maintained by insurance companies. NIPPONKOA Group views the solvency margin ratio as one of the most important indicators and also works to reinforce its capital by making ongoing efforts.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The solvency margin ratios as of March 31, 2010 and 2009 as shown in the following table indicate that NIPPONKOA and Nipponkoa Life Insurance Co., Ltd. had sufficient capital under insurance business regulations in Japan and are in stable financial position.

Solvency margin ratio

(NIPPONKOA Insurance Co, Ltd.)

			(Yen in millions)
As of March 31,			2010	2009
Solvency margin
Share capital for solvency margin			249,698	242,517
Reserve for price fluctuations			5,643	2,581
Contingency reserve			12	13
Catastrophe reserve			285,675	278,051
Bad debt reserve			40	79
90% of unrealized gain on available for sale securities (before tax)			242,132	131,328
85% of net unrealized gains on land			24,275	21,105
Deduction items			13,267	13,573
Other			46,002	75,238
Solvency margin total amount	(A)		840,210	737,341

Risks
Property and casualty insurance risks			39,271	41,627
Third sector insurance risks			1	1
Interest rate risks			3,088	3,234
Asset management risks			85,444	76,827
Business management risks			7,492	4,678
Catastrophe risks			121,948	112,227
Risk amount	(B)		226,293	207,144
Solvency margin ratio	(A)	×100	742.5%	711.9%
	(1/2)×(B)

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Solvency margin ratio

(Nipponkoa Life Insurance Co, Ltd.)

			(Yen in millions)
As of March 31,			2010	2009
Solvency margin
Share capital for solvency margin			21,564	21,012
Reserve for price fluctuations			542	461
Contingency reserve			4,859	4,504
90% of unrealized gain on available for sale securities (before tax)			5,592	3,115
Other(*)			27,520	29,855
Solvency margin total amount	(A)		60,078	58,947

Risks
Life insurance risks			2,930	2,769
Third sector insurance risks			970	794
Interest rate risks			164	209
Asset management risks			1,538	1,366
Business management risks			112	102
Risk amount	(B)		4,368	3,999
Solvency margin ratio	(A)	×100	2,750.4%	2,947.5%
	(1/2)×(B)

Note

Solvency margin ratio is calculated based on the Japanese GAAP financial statements.

(*)	Other includes the reserve for insurance contracts provided in accordance with a methodology filed to a regulator in Japan. See Note 20.1 (b) (i) for further explanation of the reserve.

The solvency margin ratio of NIPPONKOA (NIPPONKOA Insurance Co., Ltd.) increased in 2010 mainly due to the recovery in fair values of financial instruments, especially for equity investments. The solvency margin ratio of Nipponkoa Life Insurance Co., Ltd. was stable for the two year periods ended March 31, 2010 because Nipponkoa Life Insurance Co., Ltd. had mainly invested in Japanese government bonds.

5	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the CODM, which is responsible for allocating resources and assessing performance of the operating segments. The CODM has been identified as the Board of Directors that makes strategic decisions.

NIPPONKOA Group has two operating segments. These segments distribute their products through various forms of agencies, and direct marketing programs. Management identifies its reportable operating segments by product line consistent with the reports used by the Board of Directors. These segments and their respective operations are as follows:

•

Property and Casualty: the protection of customers’ assets (particularly their properties, both for personal and commercial business) or indemnification of other parties that have suffered damages as a result of customer accidents. Most of contracts in this segment are over a short contractual term. Profit in this segment is derived primarily from insurance premiums, claim payments, investment income, net realized gains or losses on financial assets, and net fair value gains or losses on financial assets at fair value through income.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

•

Life: the protection of NIPPONKOA Group’s customers against the risk of premature death, disability, critical illness and other accidents. All contracts in this segment offer fixed and guaranteed benefits over the contractual term. Profit from this segment is derived primarily from insurance premium, benefit expenses, investment income, net realized gains or losses on financial assets and net fair value gains or losses on financial assets at fair value through income. This segment also provides savings type products domestically for customers’ long- and short-term investment needs.

Management measures the performance of each of the operating segments primarily in terms of profit which consists of “insurance residual profit,” change in reserve for insurance and investment contracts (net), net investment income/(loss), and other income/(loss), in accordance with internal managerial accounting rules and Japanese practices. Insurance residual profit is used as a measure of the profitability of insurance operations in Japan, and is defined as net insurance premium revenue less insurance benefit and general and administrative expenses.

Any transactions between the business segments are based on normal commercial terms and market conditions. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with the consolidated financial statements prepared on the basis of IFRS. Therefore, it is required to reconcile the financial information regularly reviewed by the Board of Directors to the results as prepared under IFRS included in these financial statements.

The segment information provided to the Board of Directors for the reportable segments for the year ended March 31, 2010, 2009 and 2008 is as follows:

Yen in millions, for the year ended March 31, 2010	Property / Casualty		Life	Eliminations	Total
Total revenue	684,077	(*1)	67,491	(23)	751,545

Claims and insurance benefits(net)	(697,341	)(*2)	(19,219)	280	(716,280)
Operating expenses	(129,851)		(12,012)	736	(141,127)

Insurance residual profit	(143,115)		36,260	993	(105,862)

Change in reserves for insurance and investment contracts(net)	118,436		(44,117)	—	74,319

Underwriting profit	(24,679)		(7,857)	993	(31,543)

Investment income/(loss)	53,629		8,913	98	62,640
Other income/(loss)	565		(63)	(713)	(211)

Reportable segment profit/(loss)	29,515		993	378	30,886

Total assets	2,629,396		468,988	(46,478)	3,051,906

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Yen in millions, for the year ended March 31, 2009	Property / Casualty		Life	Eliminations	Total
Total revenue	706,352	(*1)	65,260	(23)	771,589

Claims and insurance benefits(net)	(731,400	)(*2)	(18,579)	299	(749,680)
Operating expenses	(129,658)		(11,898)	729	(140,827)

Insurance residual profit	(154,706)		34,783	1,005	(118,918)

Change in reserves for insurance and investment contracts(net)	127,731		(44,911)	—	82,820

Underwriting profit	(26,975)		(10,128)	1,005	(36,098)

Investment income/(loss)	20,410		9,439	2,525	32,374
Other income/(loss)	1,391		(127)	(583)	681

Reportable segment profit/(loss)	(5,174)		(816)	2,947	(3,043)

Total assets	2,704,169		429,022	(43,667)	3,089,524

Yen in millions, for the year ended March 31, 2008	Property / Casualty		Life	Eliminations	Total
Total revenue	765,406	(*1)	65,081	(42)	830,445

Claims and insurance benefits(net)	(758,821	)(*2)	(17,989)	333	(776,477)
Operating expenses	(135,365)		(10,391)	694	(145,062)

Insurance residual profit	(128,780)		36,701	985	(91,094)

Change in reserves for insurance and investment contracts(net)	78,398		(44,346)	—	34,052

Underwriting profit	(50,382)		(7,645)	985	(57,042)

Investment income/(loss)	63,734		7,899	2,844	74,477
Other income/(loss)	932		(127)	(499)	306

Reportable segment profit/(loss)	14,284		127	3,330	17,741

Total assets	3,015,027		355,015	(46,852)	3,323,190

(*1)	The following table shows the details of “Total revenue” of property and casualty insurance:

	(Yen in millions)
	2010	2009	2008
Net premium written	645,021	663,888	698,685
Premium for the refund reserve	38,562	42,425	66,689
Other	494	39	32

Total	684,077	706,352	765,406

(*2)	The following table shows the details of “Claims and insurance benefits (net)” of property and casualty insurance:

	(Yen in millions)
	2010	2009	2008
Paid loss	410,141	406,234	419,969
Loss adjustment expenses	36,355	36,107	37,119
Commissions and brokerage expenses	107,783	110,917	117,514
Payment of refund reserve	142,510	176,779	182,773
Other	552	1,363	1,446

Total	697,341	731,400	758,821

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Information on major lines of property and casualty insurance is as follows:

Yen in millions, for the year ended March 31, 2010	Direct premiums written	Net premiums written	Net claims paid
Fire and allied lines	147,727	96,896	42,625
Marine	15,917	14,488	8,489
Personal accident	60,600	50,672	30,872
Automobile	331,748	328,579	212,321
Compulsory automobile	76,564	74,355	70,963
Others	85,047	80,031	44,871

Total	717,603	645,021	410,141

Yen in millions, for the year ended March 31, 2009	Direct premiums written	Net premiums written	Net claims paid
Fire and allied lines	147,093	96,063	42,054
Marine	19,746	17,786	7,308
Personal accident	63,771	52,918	32,397
Automobile	339,259	333,734	203,299
Compulsory automobile	82,384	81,099	73,767
Others	88,614	82,288	47,409

Total	740,867	663,888	406,234

Yen in millions, for the year ended March 31, 2008	Direct premiums written	Net premiums written	Net claims paid
Fire and allied lines	146,902	96,104	42,950
Marine	23,320	20,853	8,542
Personal accident	89,067	56,374	31,246
Automobile	344,640	338,620	211,738
Compulsory automobile	99,471	102,986	75,208
Others	89,177	83,748	50,285

Total	792,577	698,685	419,969

The following table shows the reconciliations of reportable segment revenues, profit or loss, assets and other material items.

	(Yen in millions)
	2010	2009	2008
Revenue for reportable segments	751,568	771,612	830,487
Elimination	(23)	(23)	(42)
Adjustments	54,612	52,046	26,261

Net insurance premium revenue	806,157	823,635	856,706

“Revenue for reportable segments” is presented on a written basis in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The above adjustments mainly represent a reconciliation between revenue recognized on a written basis and revenue recognized on an earned basis.

	(Yen in millions)
	2010	2009	2008
Reportable segment profit/(loss)	30,508	(5,990)	14,411
Elimination:
Inter-segment trades	378	2,947	3,330
Other profit or loss under Japanese GAAP:
Impairment loss on non-financial assets	(264)	(489)	(530)
Settlement losses on retirement benefit plans	—	—	(1,085)
Provision for price fluctuation reserves(i)	(3,146)	18,002	(2,690)
Other extraordinary expenses(ii)	(3,138)	—	—
Others, net	21	(163)	(43)
Adjustments from Japanese GAAP to IFRS
Scope of consolidation	(349)	30	(549)
Insurance and investment contracts with DPF(a)	15,955	20,770	10,008
Impairment of investment securities(b)	(3,355)	(20,022)	(11,450)
Available-for-sale debt securities in foreign currency(c)	8,129	(28,786)	(15,745)
Embedded derivatives and fair value option	1,970	(2,014)	(2,156)
Foreign operations	641	1,614	2,486
Investment property(d)	(2,368)	(4,379)	365
Reserve for price fluctuation(e)	3,146	(18,002)	2,690
Impairment of non-financial assets(f)	(16,110)	(6,301)	147
Others, net	5,772	2,484	5,003

Income before income taxes	37,790	(40,299)	4,192

	(Yen in millions)
	2010	2009	2008
Total assets for reportable segments	3,098,384	3,133,191	3,370,042
Elimination:
Inter-segment trades	(46,478)	(43,667)	(46,852)
Adjustments:
Gross presentation of reinsurance contracts(g)	191,944	188,654	205,923
Unquoted equity securities classified as available-for-sale(h)	41,931	48,227	66,044
Property and equipment and investment property(i)	16,072	33,548	42,420
Others, net	(36,677)	(82,657)	37,282

Total assets	3,265,176	3,277,296	3,674,859

(1)	Other profit or loss under Japanese GAAP

Other profit or loss under Japanese GAAP is not included in segment profit or loss numbers because those figures are not included in the information that the CODM regularly reviews. The explanations for the significant other profit or loss under Japanese GAAP are set out below:

(i) Provision for price fluctuation reserve

NIPPONKOA Group recognizes a reserve for future possible losses from price fluctuations of securities and other financial assets, such as impairments or losses on sale of assets in accordance with the Insurance Business

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Law in Japan. NIPPONKOA Group recognized a loss of ¥3,146 million (2009: a gain of ¥18,002 million; 2008: a loss of ¥2,690 million). This reserve is reversed for the purpose of IFRS reporting. For further information, refer to (e) of the explanation for the significant adjustments to reconcile to the IFRS numbers.

(ii) Other extraordinary expenses

On April 1, 2010, NIPPONKOA and SOMPO JAPAN INC (“SOMPO”) jointly established NKSJ Holdings, Inc as a holding company in a statutory share exchange pursuant to the Share Exchange Agreement between NIPPONKOA and SOMPO on July 29, 2009. NIPPONKOA Group recognizes costs related to this business integration of ¥3,138 million (2009 and 2008: none).

(2) Adjustment from Japanese GAAP to IFRS

As explained, the financial information regularly reviewed by the Board of Directors is prepared under Japanese GAAP. The explanations for the significant adjustments to reconcile to the IFRS numbers are as set out below:

(a) Insurance and investment contracts with DPF

(i)	Catastrophe reserves

Catastrophe reserves are separately established based on the formulas prescribed by the Insurance Business Law in Japan to provide for future catastrophic disasters. These reserves do not qualify as insurance liabilities under IFRS 4 because the reserves are for possible future claims under contacts that are not in existence at the reporting date. Therefore, they have been reversed. This difference resulted in an increase of income before income taxes by ¥5,033 million (2009: an increase of ¥5,415 million; 2008: a decrease of ¥6,462 million) under IFRS.

(ii)	Contingency reserves

Contingency reserves are separately established as contract liabilities based on the formulas prescribed by the Insurance Business Law in Japan. The contingency reserves are not qualified under IFRS 4 because they are considered to be equalization reserves. This difference resulted in an increase of income before income taxes by ¥354 million (2009: ¥310 million; 2008: ¥351 million) under IFRS.

(iii)	Underwriting reserves for compulsory automobile liability insurance

Under Japanese GAAP, assumed reserves for CALI include statutorily required excess reserves. These reserves are designed to eliminate past profits on the assumed CALI business in accordance with the “no profit, no loss” objective of the program over time. Therefore, these reserves are considered equalization reserves prohibited by IFRS 4. Under IFRS, NIPPONKOA Group recognizes insurance liabilities for CALI only to the extent that they are considered to be associated with contractual benefits of the existing policyholders, and the remaining portions of these reserves have been reversed under IFRS. This difference resulted in an increase of income before income taxes by ¥7,670 million (2009: ¥12,362 million; 2008: ¥13,606 million) under IFRS.

(iv)	Underwriting reserves for earthquake insurance

Under Japanese GAAP, the reserves for earthquake insurance are established in accordance with the Insurance Business Law in Japan with reference to the Earthquake Insurance Law in Japan in preparation

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

for future catastrophic disasters. Accordingly, these reserves are considered catastrophe reserves which are prohibited under IFRS 4. Under IFRS, NIPPONKOA Group recognizes insurance liabilities for earthquake insurance only to the extent that they are considered to be associated with contractual benefits of the existing policyholders, and the remaining portion of the reserves have been reversed under IFRS.

This difference resulted in an increase of income before income taxes by ¥2,629 million (2009: ¥2,227 million; 2008: ¥2,148 million) under IFRS.

(v)	Reserve for policyholders’ dividends

Under Japanese GAAP, the reserve for policyholders’ dividends is provided in accordance with the Insurance Business Law in Japan which includes a portion that has not been explicitly allocated to each of the eligible insurance contracts and has the nature of an equalization reserve. Under IFRS, NIPPONKOA Group has released unallocated policyholder dividends reserve established for future possible credit losses on assets supporting the refund reserve. This difference resulted in an increase of income before income taxes by ¥269 million (2009: ¥457 million; 2008: ¥363 million) under IFRS.

(b) Under Japanese GAAP, NIPPONKOA Group recognizes impairment on equity securities if the decline in fair value below the original cost, less previously recognized impairment losses, is 30 percent or more. Under IFRS, NIPPONKOA Group assesses at each balance sheet date whether there is objective evidence that available-for-sale equity securities are impaired, including a significant or prolonged decline in the fair value below cost and other qualitative impairment criteria. In addition, under Japanese GAAP, previously recognized impairment losses are not reversed in subsequent periods. Under IFRS, an impairment loss on debt securities is reversed if the previously recognized impairment loss reverses and the reversal can be objectively connected to an event occurring after impairment was recognized. These differences in the recognition of impairment loss resulted in a decrease of income before tax of ¥3,355 million (2009: ¥20,022 million; 2008: ¥11,450 million) under IFRS.

(c) Under IFRS, the exchange differences resulting from amortized cost of available-for-sale debt securities are recognized in the income statement. Under Japanese GAAP, companies are allowed to reflect such changes in equity if it is their accounting policy, and NIPPONKOA Group has selected such accounting policy for its accounting under Japanese GAAP and management reporting purposes. This difference resulted in an increase of income before tax of ¥8,129 million (2009: a decrease of ¥28,786 million; 2008: a decrease of ¥15,745 million) under IFRS

(d) Under IFRS, NIPPONKOA Group has adopted the fair value model for investment property. Investment property is classified and accounted for separately from other property and equipment. Since Japanese GAAP does not have specific classifications and accounting standards for investment property, it is shown at cost less accumulated depreciation and impairment in the same manner as other property and equipment. This difference resulted in a decrease of income before income taxes of ¥2,368 million (2009: a decrease of ¥4,379 million; 2008: an increase of ¥365 million) under IFRS.

(e) NIPPONKOA Group recognizes a reserve for future possible losses from price fluctuations of securities and other financial assets, such as impairments or losses on sale of assets in accordance with the Insurance Business Law in Japan. Under IFRS, the reserve does not qualify as a liability since it is utilized as an equalization reserve and all write-backs of this reserve are reversed for the purpose of IFRS reporting. The reserve for price fluctuation (under Japanese GAAP) amounted to ¥6,206 million and ¥3,060 million as of March 31, 2010 and 2009, respectively. This difference resulted in an increase of income before income taxes by ¥3,146 million (2009: a decrease of ¥18,002 million; 2008: an increase of ¥2,690 million) under IFRS.

(f) There are certain differences between Japanese GAAP and IFRS relating to the process of recognizing impairment on property and equipment when there is indication of impairment. Under Japanese GAAP, as a

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

first step, NIPPONKOA considers whether the total expected undiscounted future cash inflows generated from an asset can recover the carrying amount of the asset. If NIPPONKOA determines that future cash inflows cannot recover the carrying amount of the asset, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (the higher of net selling value or value in use). Under IFRS, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount when there is indication of impairment. The recoverable amount is higher of the asset’s fair value less costs to sell or value in use. For the purpose of assessing impairment under IFRS, assets are grouped at the lowest levels in which there are separately identifiable cash inflows (cash-generating units). Under Japanese GAAP, assets are grouped at a higher or broader level compared to IFRS. These difference resulted in a decrease of income before tax of ¥16,110 million (2009: a decrease of ¥6,301 million; 2008: an increase of ¥147 million) under IFRS.

(g) Under Japanese GAAP, reinsurance contracts, including transactions with the CALI pool and reinsurance related to earthquake insurance, are presented on a net basis, i.e., ceded reinsurance assets are offset against the related insurance liabilities and income (expense) from ceded reinsurance contracts is also offset against the corresponding expense (income) from the related insurance contracts. Since IFRS does not permit such offsetting, reinsurance accounts are presented on a gross basis in the consolidated financial statements under IFRS. This resulted in an increase of reinsurance assets of ¥191,944 million (2009: ¥188,654 million; 2008: ¥205,923 million) under IFRS.

(h) Under Japanese GAAP, equity securities that do not have a readily determinable fair value are accounted for at cost less subsequent impairment. Under IFRS, the unlisted equity securities are accounted for at fair value using appropriate valuation techniques, with changes in fair value recognized in other comprehensive income for available-for-sale equity securities, or recognized through the income statement for equity securities designated as financial assets at fair value through income. This resulted in unrealized gains of ¥41,931 million (2009: ¥48,227 million; 2008: ¥66,044 million) as of March 31, 2010 under IFRS.

(i) Upon its transition to IFRS, NIPPONKOA Group has elected to apply the fair value as deemed cost of all own-use land and buildings and has measured their fair values as of April 1, 2007. This has resulted in a higher carrying value of ¥16,072 million (2009: ¥33,548 million; 2008: ¥42,420 million) for the property and equipment and investment property under IFRS as compared to their carrying values under Japanese GAAP.

Yen in millions, for the year ended March 31, 2010	Property/ Casualty	Life	Eliminations	Subtotal	Adjustments	Total
Reportable segment profit/(loss) includes:
Depreciation and amortization	7,058	96	—	7,154	(1,013)	6,141
Interest income	30,407	7,971	(13)	38,365	511	38,876
Interest expense	59	55	(33)	81	28	109
Share of profit/(loss) of associates	—	—	—	—	256	256

Total assets include:
Investments in associates	—	—	—	—	3,117	3,117
Additions to non-current assets	9,213	366	—	9,579	1,067	10,646

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Yen in millions, for the year ended March 31, 2009	Property/ Casualty	Life	Eliminations	Subtotal	Adjustments	Total
Reportable segment profit/(loss) includes:
Depreciation and amortization	6,821	89	—	6,910	396	7,306
Interest income	34,349	6,895	(9)	41,235	(295)	40,940
Interest expense	137	127	(13)	251	13	264
Share of profit/(loss) of associates	—	—	—	—	(259)	(259)

Total assets include:
Investments in associates	—	—	—	—	2,780	2,780
Additions to non-current assets	8,637	111	—	8,748	73	8,821

Yen in millions, for the year ended March 31, 2008	Property/ Casualty	Life	Eliminations	Subtotal	Adjustments	Total
Reportable segment profit/(loss) includes:
Depreciation and amortization	6,775	83	—	6,858	806	7,664
Interest income	36,625	5,902	(21)	42,506	232	42,738
Interest expense	72	123	(30)	165	28	193
Share of profit/(loss) of associates	—	—	—	—	148	148

Total assets include:
Investments in associates	—	—	—	—	3,335	3,335
Additions to non-current assets	8,890	45	—	8,935	(362)	8,573

NIPPONKOA is domiciled in Japan. The results of its revenue from external customers are as follows:

	(Yen in millions)
	2010	2009	2008
Japan	899,522	931,788	973,447
US	5,665	5,777	6,467
Other	4,176	4,787	5,157

	909,363	942,352	985,071

Revenues are allocated based on the country in which the insurance contracts are issued.

There are no single external customers whose transactions are equal to or more than 10% of NIPPONKOA Group revenue.

The total of non-current assets, other than financial instruments, deferred tax assets, post-employment benefits and risks arising under insurance contracts are all allocated as follows:

	(Yen in millions)
	2010	2009	2008
Japan	152,701	168,549	179,794
US	41	49	68
Other	979	678	903

	153,721	169,276	180,765

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

6	Cash and cash equivalents

The details of cash and cash equivalents as of March 31, 2010 and 2009 are as follows:

	(Yen in millions)
As of March 31	2010	2009
Cash at bank and in hand	89,702	93,617
Call loans(*)	50,478	16,043
Commercial paper	—	30,998
Securities purchased under resale agreement	—	29,996

	140,180	170,654

(*)	Call loans represent short-term money market loans dealt among financial institutions in Japanese inter-bank market.

7	Derivative financial instruments

NIPPONKOA Group transacts with various derivatives such as forward foreign exchange contracts, currency option contracts, currency swaps, interest rate swaps, bond futures, bond options, stock index futures, individual stock options, credit derivatives, weather derivatives and earthquake derivatives.

NIPPONKOA Group utilizes derivative financial instruments in its normal course of business (a) to manage interest rate risk, (b) to manage foreign exchange risk and (c) for other purposes. Although certain derivatives economically hedge NIPPONKOA’s risk exposure, they do not qualify for hedge accounting under IAS 39. All derivatives are recognized on the consolidated balance sheets at fair value as “Derivative financial instruments”, with the changes in fair value recognized currently in earnings as “Net fair value gains/(losses) on assets at fair value through income”.

The following table shows the summary of movements in derivative financial instruments.

	(Yen in millions)
	2010			2009
As of March 31	Contract/ notional amount	Fair value asset	Fair value liability	Contract/ notional amount	Fair value asset	Fair value liability
Interest rate contracts:
OTC swaps	98,500	3,426	(1)	98,500	5,892	(1)
Foreign exchange contracts:
OTC forwards	162,635	2,561	(3,902)	192,816	1,345	(13,212)
Credit contracts:
OTC swaps	7,000	5	(13)	10,438	928	(450)
Others:
Exchange-traded futures	1,885	—	(119)	—	—	—
OTC earthquake	170	—	(6)	260	—	(12)

Total	270,190	5,992	(4,041)	302,014	8,165	(13,675)

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

8	Equity securities and debt securities

NIPPONKOA Group’s investment securities by category are summarized in the table below.

	(Yen in millions)
As of March 31	2010	2009
Equity securities:
Fair value through income	80,957	76,538
Available for sale	739,029	655,208

Subtotal	819,986	731,746

Debt securities:
Fair value through income	30,276	23,166
Available for sale	1,144,032	1,259,503
Held to maturity	282,131	240,998

Subtotal	1,456,439	1,523,667

Total investment securities	2,276,425	2,255,413

Debt securities due in one year or less amounted to ¥85,590 million (2009: ¥210,298 million), and the remaining assets are due more than one year.

(1) The fair values of the financial assets at fair value through income are as follows:

	(Yen in millions)
As of March 31	2010	2009
Financial assets at fair value through income
Held for trading
Equity securities
—Listed	1,674	—
—Unlisted	19,321	20,448
Debt securities
—Sovereign and local government	8,114	1,520
—Corporate	—	—
Designated as fair value through income
Equity securities
—Listed	—	—
—Unlisted	59,962	56,088
Debt securities
—Sovereign and local government	13,923	13,641
—Corporate	8,239	8,007

Total financial assets at fair value through income	111,233	99,704

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(2) Components and movements of the available-for-sale financial assets are as follows:

Components of the available-for-sale financial assets

	(Yen in millions)
As of March 31	2010	2009
Available-for-sale financial assets
Equity securities
—Listed	613,958	491,195
—Unlisted	125,071	164,013

Debt securities
—Sovereign and local government	849,874	947,315
—Corporate	294,158	312,188

Total available-for-sale financial assets	1,883,061	1,914,711

Movements of the available-for-sale equity securities

	(Yen in millions)
	2010	2009
At beginning of year	655,208	995,104
Exchange differences	(1)	—
Additions	16,081	28,114
Disposals	(43,384)	(69,919)
Unrealized gains and losses on available-for-sale securities	122,175	(243,809)
Impairment losses	(11,050)	(54,282)

At end of year	739,029	655,208

Movements of the available-for-sale debt securities

	(Yen in millions)
	2010	2009
At beginning of year	1,259,503	1,439,306
Exchange differences	8,833	(30,881)
Additions	221,681	555,629
Disposals (sales and redemptions)	(351,990)	(701,807)
Amortization	(905)	(1,371)
Unrealized gains and losses on available-for-sale securities	5,444	3,274
Impairment reversals/(losses)	1,466	(4,647)

At end of year	1,144,032	1,259,503

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(3) Components and movements of the held-to-maturity financial assets are as follows:

Components of the held-to-maturity financial assets

	(Yen in millions)
As of March 31	2010	2009
Held-to-maturity financial assets, at amortized cost
Debt securities
—Sovereign and local government	277,330	238,898
—Corporate	4,801	2,100
Provision for impairment	—	—

Total held-to-maturity financial assets	282,131	240,998

Movements of the held-to-maturity debt securities

	(Yen in millions)
	2010	2009
At beginning of year	240,998	179,369
Exchange differences	1	(110)
Additions	41,229	61,686
Redemptions	(200)	—
Amortization	103	53
Impairment losses	—	—

At end of year	282,131	240,998

As of March 31, 2010 and 2009, there are no held-to-maturity assets that were overdue but not impaired.

9	Loans and receivables including insurance receivables

The following table shows loans and receivables as of March 31, 2010 and 2009.

	(Yen in millions)
As of March 31	2010	2009
Loans
—Due from corporate customers	131,879	132,261
—Due from retail customers	89,696	91,174
—Due from contract holders	19,717	18,919
—Due from financial institutions	83,198	77,044
—Loans to related parties	200	300
—Less provision for impairment of loans	(486)	(503)

Receivables
—Due from agency, co-insurers	30,522	31,051
—Reinsurance recoverable on paid losses	38,727	35,827
—Due from contract holders	471	359
—Accounts receivable	27,871	28,993
—Other	11,559	11,426
—Less provision for impairment of receivables	(597)	(558)

Total loans and receivables	432,757	426,293

Due in one year or less	244,035	229,242

Due more than one year	188,722	197,051

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of March 31, 2010, 2009 and 2008, NIPPONKOA Group has assessed all overdue loans and receivables and has set up the required provision, if necessary. NIPPONKOA Group recognized a loss of ¥102 million (2009: a loss of ¥412 million; 2008: a gain of ¥303 million) for impairment of its loans and receivables for the year ended March 31, 2010. The gain/(loss) has been included in “Net realized gains/(losses) on financial assets” in the consolidated income statement.

10	Reinsurance assets

The reinsurance assets as of March 31 are comprised of:

	(Yen in millions)
As of March 31	2010	2009
Unearned premiums and future policy benefit	80,313	86,870
Reserve for losses and directly related loss adjustment expenses, and claim reserves	111,631	101,784

Total	191,944	188,654

See Note 20.1 for the reconciliation of reinsurance assets.

11	Investments in associates

The following table shows the summary of movements in investments in associates.

	(Yen in millions)
Year ended March 31	2010	2009
Balance at beginning of year	2,780	3,335
Addition	—	—
Share of profit/(loss)	256	(259)
Dividends received	(38)	(47)
Exchange differences	105	(240)
Other equity movements	14	(9)

Balance at end of year	3,117	2,780

NIPPONKOA Group’s major investments in its principal associates as of March 31, 2010 and 2009, all of which are unlisted, are as follows:

As of/ year ended March 31, 2010		(Yen in millions)
Company	Country of incorporation	Assets	Liabilities	Revenues	Profit/ (loss)	Proportion held
Japan star fund	Cayman	7,149	205	32	(195)	28%
PT Asuransi Permata Nipponkoa Indonesia	Indonesia	2,071	720	1,375	105	49%
NK Insurance Service Co., Ltd.	Japan	23	1	55	(7)	49%
Joyo Insurance Service Co., Ltd.	Japan	1,022	338	993	50	26%

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of/ year ended March 31, 2009		(Yen in millions)
Company	Country of incorporation	Assets	Liabilities	Revenues	Profit/ (loss)	Proportion held
Japan star fund	Cayman	9,134	22	24	(1,931)	21%
PT Asuransi Permata Nipponkoa Indonesia	Indonesia	1,695	623	1,622	203	49%
NK Insurance Service Co., Ltd.	Japan	31	1	31	(20)	49%
Joyo Insurance Service Co., Ltd.	Japan	994	345	1,003	26	26%

In addition to these investments, NIPPONKOA Group has applied the equity method to certain investments whose interests are less than 20% reflecting NIPPONKOA Group’s significant influence over these entities arising from representation on the Board of Directors and transactions with the associates.

12	Investment property

The following table shows the summary of movements in investment properties as of March 31, 2010 and 2009.

	(Yen in millions)
	2010	2009
Beginning net book value	23,681	28,230
Additions and capital improvements	157	63
Disposal	(451)	(641)
Transfers, net	656	389
Fair value gains/(losses)	(2,354)	(4,360)

Closing net book value	21,689	23,681

NIPPONKOA Group determines the fair value of investment property at each balance sheet date. The determination of fair value requires NIPPONKOA Group’s judgment. In making this judgment, NIPPONKOA Group considers independent appraisers’ valuation. The valuation was performed by independent appraisers who hold a recognized and relevant professional qualification and have recent experience in the locations and categories of the investment property being valued as of March 31, 2010 and 2009 on the basis of determining the open market value of the investment property. The open market value of all properties is determined using recent market prices.

Investment property is comprised of a number of commercial properties that are leased to third parties. Each of the leases does not contain a non-cancellable period. Subsequent renewals are negotiated with the lessee. No contingent rents are charged.

There is rental income arising from the land and buildings owned by NIPPONKOA Group, which amounted to ¥1,493 million for the year ended March 31, 2010 (2009: ¥1,635 million; 2008: ¥1,724 million). Rental income is included in “Investment income”. In the consolidated income statement, “Operating and administrative expenses” include ¥147 million for the year ended March 31, 2010 (2009: ¥104 million; 2008: ¥120 million) relating to the investment property.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

13	Property and equipment

The following table shows the summary of movement in property and equipment for the years ended March 31, 2010 and 2009.

	(Yen in millions)
	Land and buildings	Equipment and others	Construction in progress	Total
As of April 1, 2008
Cost	134,051	40,183	2,900	177,134
Accumulated depreciation	(2,351)	(29,566)	—	(31,917)

Net book value	131,700	10,617	2,900	145,217

Year ended March 31, 2009
Exchange differences	—	(75)	—	(75)
Additions	2,220	2,409	2,718	7,347
Disposals	(26)	(463)	(1)	(490)
Transfers, net	(477)	—	—	(477)
Impairment	(6,790)	—	—	(6,790)
Depreciation charge	(1,831)	(3,425)	—	(5,256)

Closing net book value	124,796	9,063	5,617	139,476

As of April 1, 2009
Cost	135,661	38,737	5,617	180,015
Accumulated depreciation	(10,865)	(29,674)	—	(40,539)

Net book value	124,796	9,063	5,617	139,476

Year ended March 31, 2010
Exchange differences	—	10	—	10
Additions	11,919	3,167	485	15,571
Disposals	(498)	(570)	—	(1,068)
Transfers, net	(800)	—	(5,877)	(6,677)
Impairment	(16,374)	—	—	(16,374)
Depreciation charge	(1,997)	(2,859)	—	(4,856)

Closing net book value	117,046	8,811	225	126,082

As of March 31, 2010
Cost	145,937	37,713	225	183,875
Accumulated depreciation	(28,891)	(28,902)	—	(57,793)

Net book value	117,046	8,811	225	126,082

In its transition to IFRS, NIPPONKOA Group elected to include fair value as deemed cost for all own-use land and buildings and measured their fair value at April 1, 2007. Depreciation expense of ¥4,856 million (2009: ¥5,256 million; 2008: ¥5,371 million) has been charged in “Operating and administrative expenses” and “Loss adjustment expenses”.

NIPPONKOA Group performs an impairment assessment of land (that has an indefinite useful life) at each balance sheet date. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. As of March 31, 2010, 2009 and 2008, NIPPONKOA Group performed an impairment assessment for certain land and buildings since NIPPONKOA

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Group determined that current Japanese property market trends indicated that the carrying amount of certain land and buildings might not be recoverable. NIPPONKOA Group has estimated the recoverable amount of each set of land and buildings evaluated for impairment and comparison with the carrying amount. The recoverable amount is the higher of the asset’s fair value less costs to sell or value in use. As a result, NIPPONKOA Group recognized an impairment loss amounting to ¥16,374 million for the year ended March 31, 2010 (2009: ¥6,790 million; 2008: ¥383 million). Impairment losses resulted from land and buildings used in “Property and Casualty” segment.

14	Intangible assets

The details of the intangible assets as of March 31, 2010 and 2009 are as follows:

	(Yen in millions)
As of March 31	2010	2009
Software	2,593	3,339
Other	241	—

Total	2,834	3,339

The following table shows the summary of movements in the intangible assets that NIPPONKOA Group holds for the years ended March 31, 2010 and 2009.

	(Yen in millions)
	2010	2009
Year ended March 31
Balance at beginning of year
Cost	14,171	12,800
Accumulated amortization	(10,832)	(8,817)

Net book value	3,339	3,983

Year ended March 31
Beginning net book value	3,339	3,983
Exchange differences	(1)	(5)
Additions	795	1,411
Disposal	(14)	—
Amortization charge (Note 34)	(1,285)	(2,050)

Closing net book value	2,834	3,339

Balance at end of year
Cost	14,950	14,171
Accumulated amortization	(12,116)	(10,832)

Net book value	2,834	3,339

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15	Income taxes

Total income taxes for the years ended March 31, 2010, 2009 and 2008 are allocated as follows:

	(Yen in millions)
	2010	2009	2008
Current income taxes:
Current tax on profit for the year	10,971	8,604	9,337
Adjustments in respect of prior years	533	—	—
Deferred income taxes	727	(25,176)	(9,642)

Income tax expense/(credit)	12,231	(16,572)	(305)
Net realized gains/(losses) not recognized in the income statement	41,690	(93,469)	(102,963)

	53,921	(110,041)	(103,268)

NIPPONKOA Group is subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 36.1% (2009 and 2008: 36.1%) for the year ended March 31, 2010. The effective tax rates of NIPPONKOA Group for the years ended March 31, 2010, 2009 and 2008 differ from the Japanese normal income tax rates for the following reasons:

For the years ended March 31	2010	2009	2008
Japanese normal income tax rate	36.1%	36.1%	36.1%
Tax credit for dividends received	-6.2%	6.8%	-63.2%
Expenses not deductible for tax purposes	1.0%	-1.0%	9.9%
Valuation allowance	-0.1%	0.0%	-19.0%
Per capita	1.0%	-0.8%	6.3%
Unrecognized tax gain on deficit subsidiary	0.2%	-2.4%	29.1%
Translation differences	-0.7%	1.4%	-19.8%
Other	1.1%	1.0%	13.3%

Effective tax rate	32.4%	41.1%	-7.3%

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 2010 and 2009 are presented below:

	(Yen in millions)
As of March 31	2010	2009
Deferred tax assets:
Reserve for losses and directly related loss adjustment expenses, and claim reserve	19,260	17,051
Retirement benefit obligation	14,502	9,831
Software	10,421	10,291
Impairment on financial assets	27,730	38,319
Other	12,111	12,322

Total deferred tax assets	84,024	87,814

Effect of netting	(78,360)	(83,995)

Net deferred tax assets	5,664	3,819

Deferred tax liabilities:
Catastrophe reserve	18,778	16,589
Land and buildings	542	6,044
Financial assets available for sale	130,890	88,951

Total deferred tax liabilities	150,210	111,584

Effect of netting	(78,360)	(83,995)

Net deferred tax liabilities	71,850	27,589

Deferred tax credited to the income statement represents movements on the following items.

	(Yen in millions)
For the years ended March 31	2010	2009	2008
Reserve for losses and directly related loss adjustment expenses, and claim reserve	2,209	(101)	2,404
Retirement obligation benefits	4,413	(6,731)	935
Software	130	(649)	(552)
Impairment on financial assets	(10,589)	25,209	10,703
Catastrophe reserve	(2,189)	(253)	(3,163)
Land and buildings	5,498	3,437	(560)
Other	(199)	4,264	(125)

Total deferred tax credited to income statement	(727)	25,176	9,642

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Income taxes charged or credited to other comprehensive income are as follows:

	(Yen in millions)
	2010			2009			2008
	Before Tax	Tax (charge) credit	After tax	Before Tax	Tax (charge) credit	After tax	Before Tax	Tax (charge) credit	After tax
Financial assets available for sale	110,946	(41,939)	69,007	(263,767)	93,694	(170,073)	(279,063)	100,831	(178,232)
Currency translation differences	1,014	(1)	1,013	(7,005)	(15)	(7,020)	(2,285)	30	(2,255)
Employee benefits actuarial gains and losses through other comprehensive income	(711)	257	(454)	287	(108)	179	(5,583)	2,016	(3,567)
Others	130	(7)	123	(151)	(102)	(253)	(85)	86	1

Total	111,379	(41,690)	69,689	(270,636)	93,469	(177,167)	(287,016)	102,963	(184,053)

Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax assets have not been recognized in respect of the following items as of March 31, 2010 and 2009.

	(Yen in millions)
As of March 31	2010	2009
Tax loss carry-forwards	6,743	8,012
Deductible temporary differences	304	306

Total	7,047	8,318

Tax loss carry-forwards as of March 31, 2010 and 2009 are available to offset future taxable income until they expire at varying dates through 2017 and 2016, respectively. The following table summarizes the estimated amount of the tax loss carry-forwards that expire each year.

	(Yen in millions)
	2010	2009
2010	—	1,352
2011	1,213	1,212
2012	1,031	1,029
2013	1,152	1,151
2014	1,016	1,024
2015	1,216	1,226
2016	1,007	1,018
2017	108	—

Total	6,743	8,012

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. The non-current portion of deferred tax assets and liabilities expected to be recovered or settled within or after more than 12 months are as follows:

	(Yen in millions)
	2010	2009
Deferred tax assets
—Deferred tax assets to be recovered after more than 12 months	61,067	67,612
—Deferred tax assets to be recovered within 12 months	22,957	20,202

Sub total	84,024	87,814

Deferred tax liabilities
—Deferred tax liabilities to be recovered after more than 12 months	150,210	111,584
—Deferred tax liabilities to be recovered within 12 months	—	—

Sub total	150,210	111,584

Total net deferred income tax assets/(liabilities)	(66,186)	(23,770)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

16	Other assets

The details of the other assets as of March 31, 2010 and 2009 are as follows:

	(Yen in millions)
As of March 31	2010	2009
Accrued income	7,734	7,948
Prepayment and prepaid expenses	1,730	1,266
Funds held by JER	46,186	43,639
Margin deposits	—	—
Others	4,051	3,424
Less provision for impairment of other assets	(1,209)	(1,255)

Total	58,492	55,022

Due in one year or less	10,329	9,214

Due more than one year	48,163	45,808

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

17	Trade and other payables

The analysis of trade and other payables as of March 31, 2010 and 2009 is as follows:

	(Yen in millions)
As of March 31	2010	2009
Co-insurance payables	1,225	1,366
Reinsurance payables	21,966	23,130
Agency payables	790	697
Trade payables	7,524	5,165
Deposit received	1,913	1,885
Obligation to pay defined contribution plan (Note 19)	8,094	12,066
Social security and other tax payables	3,091	2,920

Total	44,603	47,229

Due in one year or less	40,565	39,252

Due more than one year	4,038	7,977

18	Payables for return of cash collateral on loaned securities

For securities lending transactions, NIPPONKOA Group generally receives cash collateral recorded as liabilities to banks or customers. Fees received are recognized as “Investment income”.

19	Retirement benefit obligations

NIPPONKOA Group maintains defined benefit pension plans and a defined contribution pension plan, covering substantially all employees. NIPPONKOA’s defined benefit plans include a specific plan only for employees who are eligible to receive or retirees who have already been receiving annuity benefits.

(a) Defined benefit obligations

The defined benefit liability recognized in the consolidated balance sheet is determined as follows:

	(Yen in millions)
As of March 31	2010	2009
Present value of funded obligations	32,564	33,230
Present value of unfunded obligations	38,657	38,396

Present value of total obligations	71,221	71,626

Fair value of plan assets	(30,565)	(32,434)

Present value of net obligations	40,656	39,192
Amounts not recognized as plan assets due to asset ceiling	—	1,020

Net liability (asset) in the consolidated balance sheet	40,656	40,212

Liability recognized in the consolidated balance sheet	40,656	40,212
Asset recognized in the consolidated balance sheet	—	—

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The movements in the defined benefit obligation for the years ended March 31, 2010 and 2009 are as follows:

	(Yen in millions)
	2010	2009
As of April 1	71,626	138,401
Current service cost	1,829	1,915
Interest cost	1,272	1,138
Actuarial losses/(gains)	1,530	(1,372)
Benefits paid	(5,036)	(4,768)
Past service costs	—	739
Curtailment	—	(4,545)
Settlement	—	(59,882)

As of March 31	71,221	71,626

The movements in the fair value of plan assets for the years ended March 31, 2010 and 2009 are as follows:

	(Yen in millions)
	2010	2009
As of April 1	32,434	68,117
Expected return on plan assets	480	409
Actuarial (losses)/gains	(202)	(66)
Employer contributions	—	6,273
Benefits paid	(2,147)	(1,870)
Settlement	—	(40,429)

As of March 31	30,565	32,434

The benefit cost for the years ended March 31, 2010, 2009 and 2008 are as follows:

	(Yen in millions)
Year ended March 31	2010	2009	2008
Current service cost	1,829	1,915	5,107
Interest cost	1,272	1,138	2,926
Expected return on plan assets	(480)	(409)	(1,339)
Past service costs	—	739	—
Gains on curtailment	—	(4,545)	—
Gains on settlement	—	(2,087)	—

Total, included in staff costs (Note 35)	2,621	(3,249)	6,694

Of the total charge, a loss of ¥2,072 million (2009: a gain of ¥2,571 million; 2008: a loss of ¥5,304 million) and a loss of ¥549 million (2009: a gain of ¥678 million; 2008: a loss of ¥1,390 million) are included in “Operating and administrative expenses” and “Loss adjustment expenses”, respectively.

The actual gains on plan assets amounted to ¥278 million, ¥342 million and ¥1,602 million for the year ended March 31, 2010, 2009 and 2008 respectively.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The total amount recognized in other comprehensive income is as follow. The total amount consists of actuarial loss of ¥1,731 million (2009: a gain of ¥1,307 million; 2008: a loss of ¥5,583 million) and a gain of ¥1,020 million (2009: a loss of ¥1,020 million; 2008: ¥nil) from the accounting adjustment for the amount not recognized as plan assets due to the asset ceiling test in the previous year.

	(Yen in millions)
	2010	2009	2008
Cumulative amount as of April 1	(5,296)	(5,583)	—
Recognized during the period	(711)	287	(5,583)

Cumulative amount as of March 31	(6,007)	(5,296)	(5,583)

As described in Note 2.14, NIPPONKOA Group amended its retirement benefit plans as of April 1, 2008. See item (c) below for further details. Upon amendment, NIPPONKOA Group recognized curtailment and settlement gains.

The principal actuarial assumptions used are as follows:

	2010	2009	2008
Discount rate	1.6%	1.8%	1.5%
Expected return on plan assets	1.5%	1.5%	2.0%
Future salary increases	0.3%	0.9%	0.2%

Mortality assumptions used in measuring NIPPONKOA Group’s obligations under its defined benefit plans are as follows:

For the years ended March 31	2010	2009	2008
Life expectancy at age 45 and 65
Aged 45	38.3	38.3	38.3
Aged 65	20.9	20.9	20.9

	(Yen in millions)
Year ended March 31	2010	2009	2008	April 1 2007
Present value of defined benefit obligation	71,221	71,626	138,401	134,066
Fair value of plan assets	(30,565)	(32,434)	(68,117)	(67,355)

Deficit/(surplus)	40,656	39,192	70,284	66,711

Experience adjustments on plan liabilities(loss/(gain))	1,530	(1,372)	2,643	—

Experience adjustments on plan assets(loss/(gain))	202	66	2,941	—

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(b) Plan assets

Plan assets as of March 31, 2010 and 2009 are comprised of the following:

	(Yen in millions)
	2010		2009
Equity	—	0%	—	0%
Debt	11,108	36%	15,916	49%
Other(*)	19,457	64%	16,518	51%

Total	30,565	100%	32,434	100%

(*)	As a result of the plan amendments, the plan assets consisted of cash and highly liquid short term money market loans, and major part of the plan assets were still invested in such highly liquid assets as of March 31, 2010 and 2009.

Prior to the plan amendment described below, NIPPONKOA Group determined the expected return on assets based on the assets underlying its investment policy. Expected yields on fixed interest investments are based on gross redemption yields at the balance sheet date. Expected returns on equity reflect long-term real rates of return experienced in the respective markets.

After amendment of NIPPONKOA’s defined benefit plans, NIPPONKOA’s plan assets were allocated only to the plan that covers employees who are eligible to receive pension benefits as of March 31, 2008. NIPPONKOA’s plan assets are principally comprised of fixed income investments since management believes that expected returns on such investments can cover future benefit payments under the fixed benefit plan for retirees.

NIPPONKOA Group only expects insignificant amount of contribution payments to the defined benefit plans since (i) no further contribution is required to contribute to the defined benefits plan that covers employees who are eligible to receive pension benefits as of March 31, 2008 and (ii) contribution payments to the plan assets for other defined benefit plans are none for unfunded pension plans or insignificant for other pension plans.

(c) Plan amendment

Effective April 1, 2008, NIPPONKOA amended its retirement benefit plans. NIPPONKOA Group introduced a defined contribution plan and transferred a portion of the benefits covered by the former defined benefit plans. The objectives of the amendment are (1) to mitigate NIPPONKOA’s risk of fluctuation in the pension expense resulting from volatilities in the actual returns on plan assets, and (2) to provide more options to employees in accumulating their pension assets.

The retirement benefits that had been covered by the former defined benefit plans were transferred to several plans that were newly established or renewed. The retirement benefits for employees who were eligible to receive pension benefits as of April 1, 2008 were transferred to a defined benefit annuity plan. Other employee benefits were transferred to a newly established defined contribution plan and a renewal unfunded defined benefit plan. Through the transfer process, for vested benefits as of April 1, 2008, employees had the option to receive cash or transfer their benefits to Pension Fund Association, which is an organization established under the Employees’ Pension Insurance Act and provides pension benefits to those who seceded from employees’ pension funds after a short period (usually less than 10 years) of membership in an integrated manner, and undertakes the aggregation of different corporate pension plans.

As a result of the amendment, NIPPONKOA paid ¥2,765 million to employees who elected to receive cash through the transfer process. NIPPONKOA transferred ¥33,358 million of plan assets from the former defined

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

benefit plans to the defined benefit annuity plan. NIPPONKOA is also obligated to pay ¥40,954 million to the defined contribution plan, of which ¥4,155 million (2009: ¥28,661 million) was paid during the year ended March 31, 2010. The remainder will be paid in equal amounts through the years ending March 31, 2012.

Through the amendment, NIPPONKOA recognized settlement gains of ¥2,087 million for the year ended March 31, 2009 as a result of the transfer from the former defined benefit plans to the defined contribution plan. In addition, in connection with the renewal of a defined benefit plan, NIPPONKOA recognized curtailment gains and past service costs of ¥4,545 million and ¥739 million, respectively, for the year ended March 31, 2009.

20	Insurance contract liabilities and investment contract liabilities

Insurance liabilities as of March 31, 2010 and 2009 are summarized as follows:

	(Yen in millions)
As of March 31	2010	2009
Insurance contract liabilities
Property and casualty insurance
Unearned premiums	728,401	767,072
Refund reserves	809,622	896,198
Reserve for losses and directly related loss adjustment expenses	384,153	389,483
Life insurance
Future policy benefit	335,091	300,564
Claim reserves	2,819	2,340

Total	2,260,086	2,355,657

Investment contract liabilities
Life insurance
Investment contract liabilities	68,950	61,248

Total	68,950	61,248

The gross claims reported, the loss adjustment expenses liabilities and the liability for claims incurred but not reported are net of expected recoveries from salvage and subrogation. However, the amounts for salvage and subrogation as of March 31, 2010 and 2009 are not material.

20.1 Movements in insurance liabilities and reinsurance assets

(a) Property and casualty insurance

The following changes occurred in unearned premiums, refund reserves, and losses and directly related loss adjustment expenses for the years ended March 31, 2010 and 2009:

(i) Unearned premiums

	(Yen in millions)
	2010			2009
	Gross	Ceded	Net	Gross	Ceded	Net
Carrying amount as of April 1	767,072	(86,777)	680,295	813,164	(101,907)	711,257
Premiums written during the year	740,932	(95,917)	645,015	767,564	(103,039)	664,525
Release in the period	(779,636)	102,640	(676,996)	(813,453)	118,169	(695,284)
Foreign exchange rate movements	33	1	34	(203)	0	(203)

Carrying amount as of March 31	728,401	(80,053)	648,348	767,072	(86,777)	680,295

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Unearned premiums include (i) the portion of premium received on in-force contracts that relates to unexpired risks at the balance sheet date and (ii) other reserves for insurance contracts which are considered to be associated with contractual benefits of the existing policyholders.

(ii) Refund reserves

	(Yen in millions)
	2010			2009
	Gross	Ceded	Net	Gross	Ceded	Net
Carrying amount as of April 1	896,198	—	896,198	1,012,003	—	1,012,003
Premium received	38,562	—	38,562	42,425	—	42,425
Interest incurred	17,593	—	17,593	18,546	—	18,546
Repayments to policy holder	(142,731)	—	(142,731)	(176,776)	—	(176,776)

Carrying amount as of March 31	809,622	—	809,622	896,198	—	896,198

(iii) Reserve for losses and directly related loss adjustment expenses

	(Yen in millions)
	2010			2009
	Gross	Ceded	Net	Gross	Ceded	Net
As of April 1	389,483	(101,776)	287,707	393,633	(103,931)	289,702
Incurred loss
Current year	505,322	(94,280)	411,042	501,449	(87,206)	414,243
Prior years	(11,222)	(4,598)	(15,820)	(4,321)	(3,861)	(8,182)

Subtotal	494,100	(98,878)	395,222	497,128	(91,067)	406,061

Paid loss
Current year	(320,540)	37,442	(283,098)	(268,152)	39,151	(229,001)
Prior years	(179,001)	51,957	(127,044)	(231,512)	54,072	(177,440)

Subtotal	(499,541)	89,399	(410,142)	(499,664)	93,223	(406,441)

Foreign currency translation adjustment and other changes	111	(376)	(265)	(1,614)	(1)	(1,615)

As of March 31	384,153	(111,631)	272,522	389,483	(101,776)	287,707

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(b) Life insurance

The following changes occurred in the future insurance and claim reserves for life insurance contracts for the years ended March 31, 2010 and 2009:

(i) Future policy benefit for life insurance contracts

	(Yen in millions)
	2010			2009
	Gross	Ceded	Net	Gross	Ceded	Net
Carrying amount as of April 1	300,564	(93)	300,471	265,512	(84)	265,428
Premium received	80,398	(566)	79,832	75,002	(548)	74,454
Adjustment for valuation premium(*1)	(31,026)	566	(30,460)	(29,605)	548	(29,057)

Valuation premiums	49,372	—	49,372	45,397	—	45,397
Interest incurred	5,615	—	5,615	5,164	—	5,164
Liability released for payments on
Benefits	(1,594)	—	(1,594)	(2,357)	—	(2,357)
Surrender benefits	(22,745)	—	(22,745)	(20,526)	—	(20,526)
Repayments on maturity	(2,536)	—	(2,536)	(2,521)	—	(2,521)
Other changes(*2)	6,415	(167)	6,248	9,895	(9)	9,886

Carrying amount as of March 31	335,091	(260)	334,831	300,564	(93)	300,471

(*1)	The adjustment for valuation premium represents the expense loading and insurance risk premium related to the current year which are subtracted from the gross premium to determine the net valuation premium. The net valuation premium is determined in accordance with the Insurance Business Law in Japan.
(*2)	Other changes primarily reflects the adjustment to reserves to establish the net level premium reserve required under the Insurance Business Law in Japan.

(ii) Claim reserves for the life insurance contracts

	(Yen in millions)
	2010			2009
	Gross	Ceded	Net	Gross	Ceded	Net
As of April 1	2,340	(8)	2,332	2,703	—	2,703
Incurred loss	32,911	(311)	32,600	29,633	(460)	29,173
Paid loss	(32,432)	319	(32,113)	(29,996)	452	(29,544)

As of March 31	2,819	—	2,819	2,340	(8)	2,332

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

20.2 Movements in investment contract liabilities

All investment contracts that NIPPONKOA Group maintains have a DPF. The following movements have occurred for the years ended March 31, 2010 and 2009:

	(Yen in millions)
	2010			2009
	Gross	Ceded	Net	Gross	Ceded	Net
Carrying amount as of April 1	61,248	—	61,248	52,338	—	52,338
Premium received	10,767	—	10,767	11,473	—	11,473
Interest incurred	1,110	—	1,110	973	—	973
Liability released for payments on
Benefits	(151)	—	(151)	(185)	—	(185)
Surrender benefits	(3,368)	—	(3,368)	(3,340)	—	(3,340)
Repayments on maturity	(350)	—	(350)	(235)	—	(235)
Other changes	(306)	—	(306)	224	—	224

Carrying amount as of March 31	68,950	—	68,950	61,248	—	61,248

20.3 Claim development tables

The development of insurance liabilities provides a measure of NIPPONKOA Group’s ability to estimate the ultimate value of claims.

Development of the reserves for losses and loss adjustment expenses for the property and casualty insurance segment is as follows:

	(Yen in millions)
	Accident year
For the year ended March 31	2004	2005	2006	2007	2008	2009	2010	Total
Estimate of ultimate claims costs (gross)
At end of accident year	388,974	487,223	412,250	440,870	432,461	425,546	435,023	—
One year later	391,515	495,180	433,614	438,311	431,977	419,594		—
Two years later	398,718	506,120	439,274	440,707	429,915			—
Three years later	404,004	507,858	437,780	439,709				—
Four years later	405,362	507,734	437,018					—
Five years later	405,157	507,338						—
Six years later	405,434							—

Less: Cumulative payments to date	401,485	499,488	425,665	418,881	393,275	352,020	249,577	2,740,391

Loss reserve (gross)	3,949	7,850	11,353	20,828	36,640	67,574	185,446	333,640

Loss reserve prior to 2004(*)								24,727
CALI assumed loss reserve(**)								25,786

Total loss reserve (gross)								384,153

(*)	Loss reserve in respect to prior years includes the outstanding loss balances incurred before 2004. The balance includes the outstanding balances on asbestos, environmental pollution and health hazards claims provisions from businesses that ceased underwriting operations many years ago. The balance of these businesses as of March 31, 2010 and 2009 were less than 5% of the total loss reserves (gross), respectively.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(**)	Loss reserves for assumed CALI business are prescribed by applicable laws and regulations in Japan and are not based on statistical analyses. Accordingly, the assumed CALI business has been excluded from the claim development table. See 2.16 (a) (ii) for further information on compulsory automobile liability.
(***)	The ultimate loss estimates made at the end of March 31, 2007 for the accident years 2004, 2005 and 2006 are developed compared to the prior year. In periods prior to 2007, NIPPONKOA Group was required to estimate ultimate claims costs using a formula technique defined by applicable laws and regulations in Japan at that time. Beginning with the year ended March 31, 2007, these laws and regulations were revised to require a statistical analysis of past experience as the basis for ultimate reserve estimation. Therefore the following information did not reflect the statistic estimate for the preparation of the development table:

•	at the accident year for 2004, 2005 and 2006;
•	one year later for 2004 and 2005; and
•	two years later for 2004

This change in the method of ultimate reserve estimation increased the aggregate of ultimate reserve estimation amounts at April 1, 2006 by ¥25,033 million.

21	Other liabilities

The composition of other liabilities as of March 31, 2010 and 2009 is as follows:

	(Yen in millions)
As of March 31	2010	2009
Borrowing	1,561	1,741
Accrued bonus and compensated absences	7,285	7,124
Provision for contribution to Policyholder Protection Corporation	498	546
Accrued expenses	7,437	7,487
Advance receipt before policy inception date	7,672	7,532
Others	3,346	4,605

Total	27,799	29,035

Due in one year or less	22,777	22,476

Due more than one year	5,022	6,559

The provision for contribution to Policyholder Protection Corporation at the beginning of the year amounted to ¥546 million (2009: ¥646 million), of which ¥442 million (2009: ¥457 millions) was used for the payment to the Non-Life Insurance Policyholders Protection Corporation and of which ¥42 million (2009: ¥85 million) was reversed for the year ended March 31, 2010.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

22	Share capital

The following table shows detailed information as to share capital.

		(Yen in millions)
	Number of shares (thousands)	Ordinary shares	Share premium	Treasury shares	Total
As of April 1, 2007	796,189	91,249	46,971	(23,318)	114,902
Purchase of treasury shares	(34,107)	—	—	(37,853)	(37,853)
Share based compensation	—	—	139	—	139
Retirement of treasury shares	—	—	(9,464)	9,463	(1)
Disposal of treasury shares	144	—	(58)	115	57
Transfer from retained earnings	—	—	9,523	—	9,523

As of April 1, 2008	762,226	91,249	47,111	(51,593)	86,767

Purchase of treasury shares	(10,092)	—	—	(6,781)	(6,781)
Share based compensation	—	—	87	—	87
Retirement of treasury shares	—	—	—	—	—
Disposal of treasury shares	270	—	(127)	251	124
Transfer from retained earnings	—	—	126	—	126

As of March 31, 2009	752,404	91,249	47,197	(58,123)	80,323

Purchase of treasury shares	(280)	—	—	(149)	(149)
Share based compensation	314	—	106	—	106
Retirement of treasury shares	—	—	(57,975)	57,975	—
Disposal of treasury shares	15	—	(177)	297	120
Transfer from retained earnings (*)	—	—	58,152	—	58,152

As of March 31, 2010	752,453	91,249	47,303	—	138,552

(*)	Under the Japanese Corporation Law, gains and losses from retirements or disposals of treasury shares are credited or charged to share premium, and when cumulative net losses exceed the certain amount stipulated by Japanese Corporation Law, such deficits are charged to retained earnings.

The total authorized number of ordinary shares is 1,500,000 thousand (2009: 1,500,000 thousand; 2008: 1,500,000 thousand) with no par value. All issued shares are fully paid. NIPPONKOA acquired 280 thousand of its own shares through purchases on the Tokyo Stock Exchange during the year ended March 31, 2010 (2009: 10,092 thousand; 2008: 34,107 thousand). The total amount paid to acquire the shares, net of income tax, was ¥149 million (2009: ¥6,781 million; 2008: ¥37,853 million) and has been deducted from shareholders’ equity as treasury shares.

NIPPONKOA reissued 15 thousand treasury shares for a total consideration of ¥120 million during the year ended March 31, 2010 (2009: 270 thousand and ¥124 million; 2008: 144 thousand and ¥57 million, respectively)

The holders of ordinary shares (excluding treasury shares) are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of NIPPONKOA. All shares rank equally with regard to NIPPONKOA’s residual assets.

Share options

Share options are granted to NIPPONKOA’s directors and executive officers for their retirement benefits. The exercise price of the granted options is ¥1 per share and there is no vesting period under the option plan.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Therefore, all options are immediately vested when granted. The options are exercisable after a specified period of time. Options granted and vested prior to 2006 are exercisable on or after one year and up to seven years after retirement of the option holders. The options granted and vested after 2006 are exercisable within 10 days after retirement of the option holders. NIPPONKOA Group has no legal or constructive obligation to repurchase or settle the options in cash.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2010		2009		2008
	Average exercise price in ¥ per share	Options (thousands)	Average exercise price in ¥ per share	Options (thousands)	Average exercise price in ¥ per share	Options (thousands)
Year ended March 31
At beginning of year	1	1,215	1	1,138	1	1,004
Granted	1	408	1	371	1	276
Forfeited	1	—	1	—	1	—
Exercised	1	(314)	1	(250)	1	(142)
Expired	1	—	1	(44)	1	—

At end of year	1	1,309	1	1,215	1	1,138

Of the total 1,309 thousand outstanding options as of 31 March 2010 (2009: 1,215 thousand options), 168 thousand (2009: 157 thousand) are exercisable. Options exercised during the year ended March 31, 2010 resulted in 314 thousand shares (2009: 250 thousand shares) being issued at ¥1 each (2009: ¥1 each). The related weighted average share price at the time of exercise is ¥1 (2009: ¥1) per share.

The options outstanding as of March 31, 2010 have an exercise price of ¥1 and a weighted average remaining contractual life of 3.5 years (2009: ¥1 and 3.7 years).

The fair value of options granted during the period, determined using the Black-Scholes valuation model, amounted to ¥533 per option at grant date (2009: ¥530). The weighted average share price at the date of exercise was ¥583 (2009: ¥570). The significant inputs into the model are the share price of ¥557 (2009: ¥553) at grant date, the exercise prices shown above, volatility of 50.63% (2009: 50.12%), expected dividend of ¥8.0 (2009: ¥7.5), expected option life of three years (2009: three years), and annual risk-free interest rate of 0.31% (2009: 0.54%). Volatility measured at the standard deviation of continuous compounded share returns is based on statistical analysis of daily share prices over the last three years.

23	Other reserves and retained earnings

The details of other reserves as of March 31, 2010, 2009 and 2008 are as follows:

	(Yen in millions)
As of March 31	2010	2009	2008
Land and building revaluation reserve	34	40	52
Unrealized gains/(losses) on available-for-sale investments	231,552	162,532	332,614
Hedging reserve	—	(2)	(5)
Translation reserves	(8,456)	(9,579)	(2,323)

Total other reserves as of March 31	223,130	152,991	330,338

Retained earnings as of March 31	352,341	391,395	420,784

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Retained earnings represent the amount available for dividend distribution to the equity shareholders of NIPPONKOA except for ¥273,290 million (2009: ¥315,908 million; 2008: ¥342,969 million) which is not distributable and is maintained in compliance with local regulations.

Movements in the revaluation reserve for land and buildings for the years ended March 31, 2010, 2009 and 2008 are as follows:

	(Yen in millions)
	2010	2009	2008
As of April 1	40	52	—
Revaluation—gross	1	11	81
Revaluation—tax	(0)	(4)	(29)
Transfer to retained earnings—gross	(11)	(29)	—
Transfer to retained earnings—tax	4	10	—

As of March 31	34	40	52

Movements in the unrealized gains and losses for available-for-sale investments for the years ended March 31, 2010, 2009 and 2008 are as follows:

	(Yen in millions)
	2010	2009	2008
As of April 1	162,532	332,614	510,849
Amortization—gross (Note 8)	905	1,371	1,519
Amortization—tax	(327)	(495)	(548)
Revaluation—gross	117,131	(300,844)	(273,677)
Revaluation—tax	(44,166)	107,074	98,887
Net gains transferred to net profit on disposal—gross (Note 29)	(16,660)	(23,231)	(26,564)
Net gains transferred to net profit on disposal—tax	6,014	8,387	9,589
Net losses transferred to net profit on impairment—gross (Note 29)	9,583	58,929	19,654
Net losses transferred to net profit on impairment—tax	(3,460)	(21,273)	(7,095)

As of March 31	231,552	162,532	332,614

Movements in the translation reserve for the years ended March 31, 2010, 2009 and 2008 are as follows:

	(Yen in millions)
	2010	2009	2008
As of April 1	(9,579)	(2,323)	—
Currency translation differences:
—Group—gross	1,019	(7,005)	(2,285)
—Group—tax	(1)	(15)	30
—Associates—gross	105	(236)	(68)
—Associates—tax	—	—	—

As of March 31	(8,456)	(9,579)	(2,323)

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Movements in the retained earnings for the years ended March 31, 2010, 2009 and 2008 are as follows:

	(Yen in millions)
	2010	2009	2008
As of April 1	391,395	420,784	435,377
Net income attributable to shareholders of NIPPONKOA	25,564	(23,754)	4,469
Dividends to equity holders	(6,019)	(5,717)	(5,971)
Employee benefits actuarial gains/(losses)	(454)	179	(3,567)
Transfer to share premium	(58,152)	(127)	(9,523)
Other changes	7	30	(1)

As of March 31	352,341	391,395	420,784

24	Financial assets and liabilities by measurement basis

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortized cost. The summary of significant accounting policies in Note 2 describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognized. The following table presents the carrying amounts of the financial assets and liabilities by category as defined in IAS 39 and by balance sheet heading.

	(Yen in millions)
2010	Held for trading	Fair value through income	Held to maturity	Loans and receivables	Available for sale securities	Financial liabilities at amortized cost	Cash and cash equivalents	Total
Financial assets
Cash and cash equivalents	—	—	—	—	—	—	140,180	140,180
Derivative financial instruments	5,992	—	—	—	—	—	—	5,992
Equity securities	20,995	59,962	—	—	739,029	—	—	819,986
Debt securities	8,114	22,162	282,131	—	1,144,032	—	—	1,456,439
Loans and receivables including insurance receivables	—	—	—	432,757	—	—	—	432,757
Other assets	—	—	—	55,563	—	—	—	55,563

Total	35,101	82,124	282,131	488,320	1,883,061	—	140,180	2,910,917

Financial liabilities
Derivative financial instruments	4,041	—	—	—	—	—	—	4,041
Trade and other payables	—	—	—	—	—	44,603	—	44,603
Payables for return of cash collateral on loaned securities	—	—	—	—	—	25,861	—	25,861
Investment contract with DPF	—	—	—	—	—	68,950	—	68,950
Other liabilities	—	—	—	—	—	10,642	—	10,642

Total	4,041	—	—	—	—	150,056	—	154,097

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)
2009	Held for trading	Fair value through income	Held to maturity	Loans and receivables	Available for sale securities	Financial liabilities at amortized cost	Cash and cash equivalents	Total
Financial assets
Cash and cash equivalents	—	—	—	—	—	—	170,654	170,654
Derivative financial instruments	8,165	—	—	—	—	—	—	8,165
Equity securities	20,449	56,089	—	—	655,208	—	—	731,746
Debt securities	1,518	21,648	240,998	—	1,259,503	—	—	1,523,667
Loans and receivables including insurance receivables	—	—	—	426,293	—	—	—	426,293
Other assets	—	—	—	52,570	—	—	—	52,570

Total	30,132	77,737	240,998	478,863	1,914,711	—	170,654	2,913,095

Financial liabilities
Derivative financial instruments	13,675	—	—	—	—	—	—	13,675
Trade and other payables	—	—	—	—	—	47,229	—	47,229
Payables for return of cash collateral on loaned securities	—	—	—	—	—	74,436	—	74,436
Investment contract with DPF	—	—	—	—	—	61,248	—	61,248
Other liabilities	—	—	—	—	—	10,609	—	10,609

Total	13,675	—	—	—	—	193,522	—	207,197

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

25	Fair value information

(a) Fair value information comparison with carrying amounts

The following table presents a comparison of the carrying amounts and fair values of NIPPONKOA Group’s classes of financial instruments as of March 31, 2010 and 2009.

	(Yen in millions)
	2010		2009
	Carrying amount	Fair Value	Carrying amount	Fair Value
Financial assets
Financial assets held for trading:
Equity securities	20,995	20,995	20,449	20,449
Debt securities	8,114	8,114	1,518	1,518
Derivative financial instruments	5,992	5,992	8,165	8,165

Subtotal	35,101	35,101	30,132	30,132

Financial assets designated at fair value through income:
Equity securities	59,962	59,962	56,089	56,089
Debt securities	22,162	22,162	21,648	21,648

Subtotal	82,124	82,124	77,737	77,737

Held to maturity investments:
Debt securities	282,131	280,818	240,998	248,137

Subtotal	282,131	280,818	240,998	248,137

Loans and receivables:
Loans and receivables, including insurance receivables	432,757	435,548	426,293	430,957
Other assets	55,563	55,563	52,570	52,570

Subtotal	488,320	491,111	478,863	483,527

Available for sale investments:
Equity securities	739,029	739,029	655,208	655,208
Debt securities	1,144,032	1,144,032	1,259,503	1,259,503

Subtotal	1,883,061	1,883,061	1,914,711	1,914,711

Cash and cash equivalents	140,180	140,180	170,654	170,654

Total	2,910,917	2,912,395	2,913,095	2,924,898

Financial liabilities
Derivative financial instruments held for trading	4,041	4,041	13,675	13,675
Financial liabilities at amortized cost
Payables for return of cash collateral on loaned securities	25,861	25,861	74,436	74,436
Trade and other payables	44,603	44,603	47,229	47,229
Other liabilities	10,642	10,704	10,609	9,167

Subtotal	81,106	81,168	132,274	130,832

Total	85,147	85,209	145,949	144,507

The fair value of a financial instrument is defined as the amount in which a financial asset could be exchanged or a financial liability could be settled, between knowledgeable, willing parties in an arm’s length transaction.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following is an explanation of the determination of fair value for financial instruments that are not carried at fair value in the consolidated balance sheet, but for which the fair value is disclosed under IFRS 7.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are carried at book value, which represents a reasonable estimate of the fair value for these short-term financial instruments.

Held-to-maturity investments

Fair values for held-to-maturity financial investments are based on market prices or broker/dealer price quotations. Where this information is not available, fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

Loans and receivables, including insurance receivables

Quoted market prices are not available for these instruments, as no active market costs where these instruments are traded. The fair value is determined based on generally accepted valuation techniques using actual market parameters. For short-term loans and receivables, including reinsurance assets and insurance receivables, the carrying amount represents a reasonable estimate of the fair value. For long-term loans, the fair value is estimated by discounting future contractual cash flows using risk-adjusted discount rates. The individually assessed components of the provision for loan losses and the recoverable amounts of collateral are also considered in determining the fair value of loans.

Other assets

Other assets include accrued interest and margin deposits. They are carried at book value, which represents a reasonable estimate of fair value for these short-term financial instruments.

Payables for return of cash collateral on loaned securities

These instruments are carried at book value, which represents a reasonable estimate of fair value considering their short-term nature.

Trade and other payables

For short-term liabilities, the carrying amount represents a reasonable estimate of fair value. For long-term liabilities, the fair value is determined by discounting future cash flows using current market interest rates and the credit rating of NIPPONKOA Group.

Other liabilities

Other liabilities include accrued expenses and funds borrowed for loans to employee. For short-term liabilities such as accrued expenses, the carrying amount represents a reasonable estimate of fair value. For long-term liabilities, the fair value is determined by discounting future cash flows using current market interest rates and the credit rating of NIPPONKOA Group.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Investment contracts with DPF

(Yen in millions)
2010		2009
Carrying amount	Fair Value	Carrying amount	Fair Value
68,950	See below	61,248	See below

NIPPONKOA Group cannot measure reliably the fair value of the investment contracts with DPF. The DPF is a contractual right that gives investors in these contracts the right to receive supplemental discretionary returns through participation in the surplus arising from the assets held in the fund. These supplemental discretionary returns are subject to the discretion of NIPPONKOA Group. NIPPONKOA Group has the discretion within the constraints of the terms and conditions of the instrument to allocate part of the surplus to the contract holders.

(b) Valuation principles

The following summary sets out the methods in determining fair values of the instruments

Equity securities

(a) Listed equity securities

The fair values of listed equity securities are determined based on quoted market prices.

(b) Unlisted equity securities

The fair values of unlisted shares are determined using appropriate valuation techniques which, dependent on the nature of the investment, may include discounted cash flow analysis and enterprise value comparisons with similar quoted companies, and these values are adjusted to account for company specific issues and the lack of liquidity inherent in an unquoted investment. The valuations may include unobservable inputs such as expected future cash flows from operating activities and market multiples.

(c) Non-quoted investment funds

First the values of investments provided by fund managers, such as private equities and real estates held in non-quoted investment funds are adjusted by NIPPONKOA Group management using valuation techniques as appropriate. Then the fair values of the funds are determined based on the adjusted net asset value. The valuations for investment in hedge funds, real estate funds and private equity funds may include unobservable inputs such as expected future cash flows from operating activities and market multiples.

Debt securities

(a) Government bonds

The fair values of government bonds are determined based on the prices obtained from exchanges, securities dealers associations, brokers, and pricing services.

(b) Municipal bonds and Corporate bonds

The fair values of municipal bonds and corporate bonds are determined based on the prices obtained from securities dealers associations, brokers and pricing services. The prices from brokers and pricing services are first

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

examined by NIPPONKOA Group management by obtaining the prices from another pricing service. Where the price from another pricing service is not available, the prices are then examined by using valuation techniques where some of the inputs such as credit spreads are unobservable.

(c) Mortgage backed securities (MBSs), Asset backed securities (ABSs) and Collateralized debt obligations (CDOs)

The fair values of MBSs, ABSs and CDOs are determined based on the prices obtained mainly from brokers and pricing services. The prices are examined by NIPPONKOA Group management by using valuation techniques where some of the inputs such as yield curves, credit spreads, prepayment rates, and correlations are unobservable.

Derivative financial instruments

(a) Exchange traded derivatives

The fair values of exchange traded derivatives are determined based on quoted market prices.

(b) OTC derivatives

The fair values of OTC derivatives are determined using valuation techniques and inputs are determined from observable market data wherever possible. If some inputs are not observable, the fair values of the OTC derivatives are determined based on the prices provided by third party brokers and pricing services.

(c) Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. An active market is one in which transactions for the asset occur with sufficient frequency and volume to provide reliable pricing information on an ongoing basis. Examples are listed equities in active markets, listed debt securities in active markets and listed unit trusts in active markets.

•

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). If certain inputs in the model are unobservable, the instrument is still classified in this category, provided that the impact of those unobservable inputs on the overall valuation is insignificant. Examples of these are certain OTC derivatives and certain debt securities whose fair values are determined based on the prices provided by brokers and pricing services corroborated with observable market data.

•

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). This category includes financial instruments whose fair value is determined using a valuation technique for which more than an insignificant part of the inputs in terms of the overall valuation are not market observable. Examples are unlisted equity securities, non-quoted investment funds and certain debt securities including certain collateralized debt obligations (CDOs) whose fair values are determined based on the prices provided by brokers and pricing services that are not corroborated with observable market data.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Financial assets and liabilities measured at fair value

The tables below show the fair values of the financial assets and liabilities measured at fair value.

	(Yen in millions)
2010	Level 1	Level 2	Level 3	Total
Financial assets held for trading
Equity securities	1,674	999	18,322	20,995
Debt securities	—	8,114	—	8,114
Derivative financial instruments	—	5,992	—	5,992

Sub total	1,674	15,105	18,322	35,101

Financial assets designated at fair value through income
Equity securities	—	—	59,962	59,962
Debt securities	—	13,699	8,463	22,162

Sub total	—	13,699	68,425	82,124

Available for sale investments
Equity securities	613,958	5,464	119,607	739,029
Debt securities	452,950	629,335	61,747	1,144,032

Sub total	1,066,908	634,799	181,354	1,883,061

Total of financial asset accounted for at fair value by class
Equity securities	615,632	6,463	197,891	819,986
Debt securities	452,950	651,148	70,210	1,174,308
Derivative financial instruments	—	5,992	—	5,992

Total	1,068,582	663,603	268,101	2,000,286

Total of financial liability accounted for at fair value
Derivative financial instruments	119	3,916	6	4,041

Total	119	3,916	6	4,041

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Analysis of movement in Level 3 financial instruments

The tables below show movements in the assets and liabilities that are measured at fair value based on valuation techniques for which any significant input is not based on observable market data (Level 3). Transfers in and transfers out of level 3 during the year are recorded at their fair value at the beginning of year in the table below.

Financial assets

	(Yen in millions)
	Financial assets held for trading		Financial assets designated at fair value through income		Available for sale investments		Total
	Equity securities	Derivative financial instruments	Equity securities	Debt securities	Equity securities	Debt securities
Balance at beginning of year	19,461	101	56,089	8,314	138,621	110,352	332,938
Total gains or losses:
—in profit or loss	(1,139)	—	4,873	5,326	(5,281)	(4,050)	(271)
—in other comprehensive income	—	—	—	—	(1,511)	2,000	489
Purchases	—	—	—	116	6,910	10,500	17,526
Sales	—	—	—	(2,085)	(15,266)	(1,002)	(18,353)
Settlement	—	—	(1,000)	(3,208)	(3,866)	(13,280)	(21,354)
Transfers out of Level 3	—	(101)	—	—	—	(42,773)	(42,874)
Transfers into Level 3	—	—	—	—	—	—	—

Balance at end of year	18,322	—	59,962	8,463	119,607	61,747	268,101

Total gains or losses for the period included in income for assets held at the end of the reporting period	(1,139)	—	6,941	5,724	(1,919)	(2,648)	6,959

Financial liabilities

(Yen in millions) Financial liabilities accounted for at fair value Derivative financial instruments

Balance at beginning of year	193
Total gains or losses:
—in profit or loss	6
—in other comprehensive income	—
Purchases	—
Sales	—
Settlement	(193)
Transfers out of Level 3	—
Transfers into Level 3	—

Balance at end of year	6

Total gains or losses for the period included in income for liabilities held at the end of the reporting period	6

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Certain derivative financial instruments in financial assets held for trading were classified in Level 3 at the beginning of this year as yield curves linked to the long term prime rate were significant unobservable inputs for the overall valuation of the instruments. Transfers from Level 3 to Level 2 during this year were due to the fact that NIPPONKOA Group started to use market observable inputs such as swap rates for developing the yield curve.

Certain debt securities in available for sale investments were classified in Level 3 at the beginning of this year as prices were obtained from a single broker. Transfers from Level 3 to Level 2 during this year were due to the fact that NIPPONKOA Group obtained the prices from more reliable sources corroborated with market data from multiple broker sources.

Sensitivities of fair values in Level 3 financial instruments

As discussed above, financial instruments are, in certain circumstances, measured using valuation techniques including inputs that are not based on observable market information. Although NIPPONKOA Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

The purpose of this disclosure is to illustrate the potential impact of the relative uncertainty in the fair values of financial instruments whose valuations are based on unobservable inputs, although it should be noted that these unobservable inputs lie at the extreme ends of the range of reasonable possible alternatives. The purpose of this disclosure is not to estimate or predict future movements in fair value.

For fair value measurements in Level 3, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects:

	(Yen in millions)
At March 31, 2010		Favorable			Unfavorable
	Fair value	Fair value	Profit or Loss	Equity	Fair value	Profit or Loss	Equity
Financial assets held for trading
Equity securities	18,322	1,832	1,832	1,171	(1,832)	(1,832)	(1,171)

Financial assets designated at fair value through income
Equity securities	59,962	5,996	5,996	3,831	(5,996)	(5,996)	(3,831)
Debt securities	8,463	117	117	75	(247)	(247)	(158)

Available for sale investments
Equity securities	119,607	12,367	—	7,901	(12,367)	(3,194)	(7,901)
Debt securities	61,747	802	—	512	(1,582)	—	(1,011)

Total of financial liability accounted for at fair value
Derivative financial instruments	6	—	—	—	—	—	—

The reasonably possible change used in the analysis is determined by applying a +/- 10 percent shift of expected future cash flows from operating activities and market multiples for equity securities and +/- 1 percent shift of credit spreads for debt securities based on management judgement.

There are no significant derivative financial instruments that are based on significant unobservable inputs for their valuation.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

26	Net insurance premium revenue

The analysis of net insurance premium revenue for the years ended March 31, 2010, 2009 and 2008 is as follows:

	(Yen in millions)
	2010	2009	2008
Property and casualty insurance contracts
Premium revenue arising from insurance contracts issued
Premium written during the year	740,932	767,564	819,942
Change in unearned premiums	38,704	45,889	15,324

Earned premium	779,636	813,453	835,266
Premium for the refund reserve	38,562	42,425	66,689

Sub total	818,198	855,878	901,955

Premium revenue ceded to reinsurers on insurance contracts issued
Premium written during the year	(95,917)	(103,039)	(121,180)
Change in unearned premiums	(6,723)	(15,130)	(6,709)

Earned premium	(102,640)	(118,169)	(127,889)

Premium for the refund reserve	—	—	—

Sub total	(102,640)	(118,169)	(127,889)

Premium revenue arising from insurance contracts issued, net
Premium written during the year	645,015	664,525	698,762
Change in unearned premiums	31,981	30,759	8,615

Earned premium	676,996	695,284	707,377

Premium for the refund reserve	38,562	42,425	66,689

Sub total	715,558	737,709	774,066

Life insurance contracts and investment contracts
Premium revenue arising from insurance contracts and investment contracts issued
Premium revenue arising from insurance contracts	80,398	75,001	70,931
Premium revenue arising from investment contracts with DPF	10,767	11,473	12,185

Sub total	91,165	86,474	83,116

Premium revenue ceded to reinsurers on insurance contracts and investment contracts issued
Premium revenue arising from insurance contracts	(566)	(548)	(476)
Premium revenue arising from investment contracts with DPF	—	—	—

Sub total	(566)	(548)	(476)

Premium revenue arising from insurance contracts and investment contracts issued, net
Premium revenue arising from insurance contracts	79,832	74,453	70,455
Premium revenue arising from investment contracts with DPF	10,767	11,473	12,185

Sub total	90,599	85,926	82,640

Net insurance revenue
Premium revenue arising from insurance contracts and investment contracts issued	909,363	942,352	985,071
Premium revenue ceded to reinsurers on insurance contracts and investment contracts issued	(103,206)	(118,717)	(128,365)

Premium revenue arising from insurance contracts and investment contracts issued, net	806,157	823,635	856,706

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

27	Fee income

The analysis of fee income for the years ended March 31, 2010, 2009 and 2008 is as follows:

	(Yen in millions)
	2010	2009	2008
Advisory fee	71	177	204
Reinsurance commission-ceded	7,309	8,381	6,774

Total	7,380	8,558	6,978

28	Investment income

The analysis of investment income for the years ended March 31, 2010, 2009 and 2008 is as follows:

	(Yen in millions)
	2010	2009	2008
Dividend income
—Available for sale	10,895	12,533	14,712
Interest income
—Available for sale	26,523	29,851	32,320
—Held-to-maturity	6,081	4,659	3,863
—Loans and receivables	6,147	6,236	6,334
—Cash and cash equivalents	124	194	221
Rent income
—Investment property	1,493	1,635	1,724

Total	51,263	55,108	59,174

Interest income included income recognized on impaired financial assets, amounting to ¥653 million (2009: ¥298 million; 2008: ¥135 million). This amount also includes the unwinding of the impairment provision discount of ¥63 million (2009: ¥32 million; 2008: ¥55 million).

Total interest income calculated using the effective interest method for financial assets that are not at fair value through income for the years ended March 31, 2010, 2009 and 2008 amounted to ¥38,751 million, ¥40,746 million and ¥42,517 million, respectively.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

29	Net realized gains/ (losses) on financial assets

The analysis of net realized gains and losses on financial assets for the years ended March 31, 2010, 2009 and 2008 is as follows:

	(Yen in millions)
	2010	2009	2008
Realized gains on financial assets—available for sale
—Equity securities	13,986	29,367	25,274
—Debt securities	4,796	10,163	8,899
Realized losses on financial assets—available for sale
—Equity securities	(1,045)	(10,907)	(621)
—Debt securities	(1,076)	(5,391)	(6,989)
Impairment of financial assets (Note 8, 9)
—Equity securities	(11,050)	(54,282)	(19,654)
—Debt securities	1,466	(4,647)	—
—Loans and receivables	(102)	(412)	303

Total	6,975	(36,109)	7,212

30	Net fair value gains/(losses) on assets at fair value through income

The analysis of net fair value gains and losses at fair value through income for the years ended March 31, 2010, 2009 and 2008 is as follows:

	(Yen in millions)
	2010	2009	2008
Net fair value gains/(losses) on financial assets and liabilities held for trading	(7,255)	(5,231)	2,511
Net fair value gains/(losses) on financial assets designated at fair value through income	11,766	(2,903)	(3,672)
Net fair value gains/(losses) on investment property	(2,368)	(4,383)	351

Total	2,143	(12,517)	(810)

Net fair value gains also included interest, dividend and realized gains on financial assets at fair value through income and financial assets designated at fair value through income.

31	Other operating income

The analysis of other operating income for the years ended March 31, 2010, 2009 and 2008 is as follows:

	(Yen in millions)
	2010	2009	2008
Other investment income	22	174	159
Realized gains from disposals of real estate for held for sale	3	130	391
Net foreign exchange income	9,510	—	—
Other income	1,322	900	901

	10,857	1,204	1,451

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

32	Claims and insurance benefits incurred (net)

(a) Insurance benefits and claims

The analysis of insurance benefits and claims for the years ended March 31, 2010, 2009 and 2008 is as follows:

	(Yen in millions)
	2010	2009	2008
Property and casualty insurance contracts
Gross
Paid loss	499,541	499,664	511,227
Change in reserves for losses and directly related loss adjustment expenses	(5,441)	1,895	3,465

Incurred loss	494,100	501,559	514,692
Payment of refund reserve	142,731	176,778	182,791

Sub total	636,831	678,337	697,483

Ceded
Paid loss	(89,399)	(93,223)	(91,216)
Change in reserves for losses and directly related loss adjustment expenses	(9,479)	(2,275)	15,734

Incurred loss	(98,878)	(95,498)	(75,482)
Payment of refund reserve	—	—	—

Sub total	(98,878)	(95,498)	(75,482)

Net
Paid loss	410,142	406,441	420,011
Change in reserves for losses and directly related loss adjustment expenses	(14,920)	(380)	19,199

Incurred loss	395,222	406,061	439,210
Payment of refund reserve	142,731	176,778	182,791

Sub total	537,953	582,839	622,001

Life insurance contract and investment contracts
Gross
Benefit payments of life insurance contracts	32,432	29,996	26,889
Benefit payments of investment contract with DPF	3,869	3,761	3,355

Sub total	36,301	33,757	30,244

Ceded
Benefit payments of life insurance contracts	(319)	(452)	(283)
Benefit payments of investment contract with DPF	—	—	—

Sub total	(319)	(452)	(283)

Net
Benefit payments of life insurance contracts	32,113	29,544	26,606
Benefit payments of investment contract with DPF	3,869	3,761	3,355

Sub total	35,982	33,305	29,961

Claims and insurance benefits
Claims and insurance benefits gross	673,132	712,093	727,726
Claims and insurance benefits ceded	(99,197)	(95,949)	(75,764)

Claims and insurance benefits net	573,935	616,144	651,962

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(b) Change in reserves for insurance and investment contracts (net)

The analysis of changes in reserves for insurance and investment contracts for the years ended March 31, 2010, 2009 and 2008 is as follows:

	(Yen in millions)
	2010	2009	2008
Gross
Change in refund reserves	(86,576)	(115,806)	(96,336)
Change in claim reserves of insurance contracts	458	(343)	422
Change in future policy benefit of insurance contract	35,596	36,053	33,783
Change in liabilities of investment contract with DPF	7,702	8,910	9,808

Sub total	(42,820)	(71,186)	(52,323)

Ceded
Change in refund reserves	—	—	—
Change in claim reserves of insurance contracts	8	(8)	—
Change in future policy benefit of insurance contract	(167)	(9)	(5)
Change in liabilities of investment contract with DPF	—	—	—

Sub total	(159)	(17)	(5)

Net
Change in refund reserves	(86,576)	(115,806)	(96,336)
Change in claim reserves of insurance contracts	466	(351)	422
Change in future policy benefit of insurance contract	35,429	36,044	33,778
Change in liabilities of investment contract with DPF	7,702	8,910	9,808

Total	(42,979)	(71,203)	(52,328)

33	Expenses by function

(a) Commissions and brokerage expenses

The analysis of commissions and brokerage expenses for the year ended March 31, 2010, 2009 and 2008 is as follows:

	(Yen in millions)
	2010	2009	2008
Agency commissions	115,708	118,795	122,764
Brokerage commissions	392	380	320
Insurance soliciting expenses	197	213	245
Collection fees	2,679	2,562	2,612
Reinsurance commissions assumed	2,288	2,792	3,476

Total commissions and brokerage expenses	121,264	124,742	129,417

*	Commissions and other acquisitions costs are recognized as expenses when incurred.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(b) Operating and administrative expenses

The analysis of operating and administrative expenses for the years ended March 31, 2010, 2009 and 2008 is as follows:

	(Yen in millions)
	2010	2009	2008
Employee benefit expenses (Note 35)	68,001	62,485	69,577
Rent, maintenance and cost of supplies	52,898	56,464	57,227
Depreciation (Note 13)	3,631	3,962	4,070
Amortization of software	1,017	1,632	1,840
Software cost	6,863	4,267	5,557
Contribution paid to Policyholder Protection Corporation	490	468	527
Taxes other than income taxes	6,035	6,174	6,356
Other expenses	—	—	—

Total operating and administrative expenses	138,935	135,452	145,154

(c) Indirect loss adjustment expenses

The analysis of loss adjustment expenses for the years ended March 31, 2010, 2009 and 2008 is as follows:

	(Yen in millions)
	2010	2009	2008
Employee benefit expenses (Note 35)	22,982	21,749	23,737
Rent, maintenance and cost of supplies	8,783	9,290	9,596
Depreciation (Note 13)	1,225	1,293	1,302
Amortization of software	268	418	454
Software cost	728	480	567
Contribution paid to Policyholder Protection Corporation	(10)	(20)	(13)
Taxes other than income taxes	1,444	1,479	1,501
Other expenses	—	—	—

Total loss adjustment expenses	35,420	34,689	37,144

(d) Other operating expenses

The analysis of other operating expenses for the years ended March 31, 2010, 2009 and 2008 is as follows:

	(Yen in millions)
	2010	2009	2008
Other insurance expenses	194	179	189
Other investment expenses	2	1,754	591
Realized losses from disposal of real estate	471	483	639
Impairment losses of real estate held for own use	16,374	6,790	383
Net foreign exchange losses	—	30,270	12,417
Other expenses	3,516	355	906

Total other operating expenses	20,557	39,831	15,125

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

34	Expenses by nature

The analysis of the expenses by nature for the years ended March 31, 2010, 2009 and 2008 is as follows:

	(Yen in millions)
	2010	2009	2008
Commissions and brokerage expenses	121,264	124,742	129,417
Employee benefit expense	90,983	84,233	93,314
Rent, maintenance and cost of supplies	61,681	65,754	66,823
Depreciation (Note 13)	4,856	5,256	5,371
Impairment charges	16,374	6,790	383
Amortization of software	1,285	2,050	2,293
Software cost	7,591	4,747	6,124
Contribution paid to Policyholder Protection Corporation	490	468	527
Taxes other than income taxes	7,480	7,654	7,858
Net foreign exchange losses	—	30,270	12,417
Other expenses	4,172	2,750	2,313

Total expenses	316,176	334,714	326,840

35	Employee benefit expense

The analysis of the employee benefit expense for the years ended March 31, 2010, 2009 and 2008 is as follows:

	(Yen in millions)
	2010	2009	2008
Wages and salaries	68,480	68,038	69,265
Social security costs	11,357	11,340	11,265
Bonus expenses	6,138	5,781	5,896
Share options granted to directors and executive officers	217	196	194
Pension costs—defined contribution plans	2,170	2,127	—
Pension costs—defined benefit plans (Note 19)	2,621	(3,249)	6,694

	90,983	84,233	93,314

Number of employees	9,705	9,501	9,444

36	Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of NIPPONKOA Group by the weighted average number of ordinary shares issued during the year, excluding ordinary shares purchased by NIPPONKOA Group and held as treasury shares (Note 22).

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(b) Diluted

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. NIPPONKOA Group’s share options are included in the calculation of dilutive potential ordinary shares.

	2010	2009	2008
Profit/(loss) attributable to NIPPONKOA Group’s shareholders (yen in millions)	25,564	(23,754)	4,469
Weighted average number of ordinary shares issued (thousands)	752,467	757,928	772,714
Effect of dilutive shares:- Share options (thousands)	1,263	1,000	922
Weighted average number of ordinary shares for diluted earnings per share (thousands)	753,730	758,928	773,636
Basic earnings per share (yen per share)	33.97	(31.34)	5.78
Diluted earnings per share (yen per share)	33.92	(31.34)	5.78

37	Dividends per share

The dividends paid for the years ended March 31, 2010, 2009 and 2008 amounted to ¥6,019 million (¥8.0 per share), ¥5,716 million (¥7.5 per share) and ¥5,971 million (¥7.5 per share), respectively. Dividends in respect of the year ended March 31, 2010 of ¥8.0 per share, amounting to a total dividend of ¥6,019 million, was proposed and approved at the Annual General Meeting held on June 28, 2010. However, these consolidated financial statements do not reflect the dividend payable.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

38	Cash generated from operations

The details of the cash flows from operations for the years ended March 31, 2010, 2009 and 2008 are as follows:

	(Yen in millions)
	2010	2009	2008
Cash flows from operating activities
Net income (loss)	25,559	(23,727)	4,497
Adjustments to net (income)loss for:
Depreciation	4,856	5,256	5,371
Amortization of intangible assets	1,285	2,050	2,293
Income tax expense	12,231	(16,572)	(305)
Net realized (gains)/losses on financial assets	(6,975)	36,109	(7,212)
Net fair value (gains)/losses on financial assets at designated at fair value through income	(9,122)	4,330	4,865
Net fair value (gains)/losses on investment property	2,368	4,383	(351)
Net foreign exchange (gains)/losses	(9,639)	30,150	11,828
Share or loss/(profit) of associates	(256)	259	(148)
Net realized (gains)/losses on property and equipment	16,842	7,143	631
Other (net)	(296)	109	14
Changes in operational assets and liabilities:
Investment securities, held for trading	(7,142)	2,580	(277)
Derivatives financial instruments	(7,458)	13,051	(8,385)
Receivables including insurance receivables	(812)	3,760	3,421
Reinsurance assets	(3,290)	17,269	22,787
Trade and other payable	(2,626)	7,388	(8,975)
Retirement benefit obligations	(267)	(29,785)	(2,010)
Insurance contract liabilities	(95,561)	(127,033)	(74,947)
Investment contract liabilities	7,702	8,910	9,809
Other assets	(3,154)	(3,006)	(2,608)
Other liabilities	(735)	(9,193)	1,821
Interest income	(38,876)	(40,939)	(42,739)
Dividend income	(10,895)	(12,533)	(14,712)

Cash generated from operations	(126,261)	(120,041)	(95,332)

39	Contingencies, commitments, and assets pledged and collateral

(a) Contingencies

Guarantee transactions with customers and third parties are not usually made by NIPPONKOA Group. The maximum exposure under these guarantees as of March 31, 2010 is immaterial and NIPPONKOA Group does not recognize any liabilities for remote loss contingencies.

In the ordinary course of business, NIPPONKOA Group is involved in various legal proceedings. Although there can be no assurance, as of March 31, 2010, NIPPONKOA Group believes, based on information currently available, that the ultimate resolution of these legal proceedings would not likely have a material adverse effect on the consolidated results of operations, financial condition or liquidity.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(b) Commitments

(i) Capital commitments

Capital expenditures contracted as of March 31, 2010 and 2009 but not yet incurred are as follows:

	(Yen in millions)
As of March 31	2010	2009
Property and equipment	436	4,137
Intangible assets	—	—

Total	436	4,137

(ii) Commitments to invest in partnerships

NIPPONKOA Group has commitments to invest in interests in both domestic and foreign partnership, in relation to its investment activities. As of March 31, 2010, such outstanding commitments amounted to ¥18,814 million (2009: ¥26,414 million).

(iii) Lease commitments—where a Group company is the lessee

NIPPONKOA Group leases offices, vehicles and equipment under operating and finance leases. The unamortized balance of leased assets under finance leases amounted to ¥234 million and ¥384 million as of March 31, 2010 and 2009, respectively. The future aggregate minimum lease payments under finance leases as of March 31, 2010 and 2009 amounted to ¥291 million and ¥410 million, respectively. The lease obligation will be paid within five years. The finance charges resulting from these leases are not significant.

Under cancellable operating lease agreements, NIPPONKOA Group is required to provide mainly six-month advance notification before termination of these leases. The lease expenditure charged to the consolidated income statement for the year March 31, 2010, 2009 and 2008 amounted to ¥9,089 million, ¥8,882 million and ¥8,709 million, respectively.

The future aggregate minimum lease payments under non-cancellable operating leases as of March 31, 2010 and 2009 are as follows:

	(Yen in millions)
	2010	2009
No later than 1 year	293	215
Later than 1 year and no later than 5 years	432	479
Later than 5 years	16	64

Total	741	758

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(iv) Assets pledged and collateral

The carrying amount as of March 31, 2010 and 2009 of the assets pledged as collateral where the secured party does not have the right by contract or custom to sell or repledge the assets are as follows:

	(Yen in millions)
	2010	2009
Cash and cash equivalents	329	294
Equity securities	218	—
Debt securities	35,145	84,157
Investment property	73	82
Property and equipment	5,226	5,622

Total	40,991	90,155

As of March 31, 2010, NIPPONKOA Group has received collateral, consisting of debt securities, with a fair value of ¥27,710 million (2009: ¥33,795 million), which NIPPONKOA Group has the right to sell or repledge.

40	Related party transactions

Management of NIPPONKOA Group has not recognized any material related party transactions whose terms and conditions are not arm’s length with those transactions with non-related parties. NIPPONKOA Group has certain reinsurance contracts and other transactions with an associate company, which include rendering or receiving of services and leases. NIPPONKOA Group also has provided loans to a certain associate company.

(a) Transactions and balances with related parties

The following table shows transactions and balances arising from related party transactions for the years ended March 31, 2010, 2009 and 2008.

	(Yen in millions)
	2010	2009	2008
Insurance premium revenue recognized through reinsurance contracts assumed with the associate	80	156	134
Insurance premium expenses recognized through reinsurance contracts ceded with the associate	101	241	272
Income received	93	128	187
Expenses paid	3,017	2,958	2,905
Due from associates	54	19	36
Due to associates	261	239	272
Loans to associate	200	300	200

In addition, unpaid retirement packages for the key management amounted to ¥65 million and ¥337 million as of March 31, 2009 and 2008, respectively. As of March 31, 2010, NIPPONKOA Group is not obliged to pay any amount of payables due to the key management.

(b) Key management compensation

Key management personnel are defined as those persons having the authority and responsibility for planning, directing and controlling the activities of NIPPONKOA Group, being the directors of NIPPONKOA Group.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The analysis of key management compensation for the years ended March 31, 2010, 2009 and 2008 is as follows:

	(Yen in millions)
	2010	2009	2008
Salaries and other short-term employee benefits	249	226	237
Share-based payments	74	67	80

Total	323	293	317

(c) Key management personnel transactions

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence are as follows:

			(Yen in millions)
			Transaction value			Balance outstanding
Director	Transaction	Note	2010	2009	2008	2010	2009	2008
K Matsuzawa	Donation	(i)	—	17	52	—	—	—
M Hyodo	Donation	(ii)	28	—	—	—	—	—

(i)	In 2008, NIPPONKOA Group made donations to Nipponkoa Welfare Foundation and Aoyama Gakuin University, represented by Mr. K Matsuzawa. NIPPONKOA Group also made donations to Nipponkoa Welfare Foundation in 2009.
(ii)	In 2010, NIPPONKOA Group made donations to Nipponkoa Welfare Foundation, represented by Mr. M Hyodo.

(d) Loans to related parties

The movement of the loan balance to an associate is as follows:

	(Yen in millions)
	2010	2009
Balance at beginning of year	300	200
Loans advanced during the year	—	100
Loan repayments received	100	—

Balance at end of year	200	300

Loans to the certain associate have the following terms and conditions:

Amount of loan (Yen in millions)	Term	Interest rate
100	3 years	1.10%
100	2 years	1.22%

No provision has been required in 2010 and 2009 for the loans to the associate.

NIPPONKOA Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

41	Events after the balance sheet date

On April 1, 2010, NIPPONKOA and SOMPO JAPAN INC (“SOMPO”) jointly established NKSJ Holdings, Inc. on April 1, 2010 as a holding company in a statutory share exchange pursuant to the Share Exchange Agreement entered into between NIPPONKOA and SOMPO on July 29, 2009.

As part of the Share Exchange Agreement, NIPPONKOA was delisted from the first section of the Tokyo Stock Exchange on March 29, 2010, and each NIPPONKOA ordinary share was exchanged for 0.9 share of NKSJ Holdings, Inc. on April 1, 2010. Accordingly, with effect from April 1, 2010, NKSJ Holdings, Inc, a company listed on the first section of the Tokyo Stock Exchange and the first section of the Osaka Securities Exchange became the immediate and ultimate holding company of NIPPONKOA .

Schedule I

NIPPONKOA Insurance Company, Limited and subsidiaries

Summary of Investment—Other than Investments in associates

March 31, 2010 and 2009

Type of Investment	(Yen in millions)
March 31, 2010	Cost*	Fair value	Book value
Equity securities
Fair value through profit and loss:
Common stocks:
Public utilities	—	—	—
Banks, trust and insurance companies	—	—	—
Industrial, miscellaneous and all other	21,001	21,001	21,001
Nonredeemable preferred stocks	59,956	59,956	59,956

Total	80,957	80,957	80,957

Available for sale:
Common stocks:
Public utilities	4,402	8,756	8,756
Banks, trust and insurance companies	93,365	148,588	148,588
Industrial, miscellaneous and all other	300,742	581,514	581,514
Nonredeemable preferred stocks	59	171	171

Total	398,568	739,029	739,029

Total of equity securities	479,525	819,986	819,986

Debt securities
Fair value through profit and loss:
Bonds and notes:
Government and government agencies and authorities:
United States	4,772	4,772	4,772
Other	17,155	17,155	17,155
States, municipalities and political subdivisions:
United States	110	110	110
Other	—	—	—
Public utilities	102	102	102
Convertibles and bonds with warrants attached	33	33	33
All other corporate bonds	8,104	8,104	8,104

Total	30,276	30,276	30,276

Available for sale:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
United States	83,240	84,953	84,953
Other	680,890	695,163	695,163
States, municipalities and political subdivisions:
United States	—	—	—
Other	68,377	69,759	69,759
Public utilities	64,401	66,125	66,125
Convertibles and bonds with warrants attached	—	—	—
All other corporate bonds	225,151	228,032	228,032

Total	1,122,059	1,144,032	1,144,032

NIPPONKOA Insurance Company, Limited and subsidiaries

Summary of Investment—Other than Investments in associates—(Continued)

March 31, 2010 and 2009

	(Yen in millions)
	Cost*	Fair value	Book value
Held to maturity:
Bonds and notes:
Government and government agencies and authorities:	230,865	228,940	230,865
States, municipalities and political subdivisions:	46,465	46,902	46,465
All other corporate bonds	4,801	4,976	4,801

Total	282,131	280,818	282,131

Total of debt securities	1,434,466	1,455,126	1,456,439

Total securities	1,913,991	2,275,112	2,276,425

Derivative financial instruments	5,992	5,992	5,992

Loans
Due from corporate	131,879		131,879
Due from retail customer	89,696		89,696
Personal loan	19,717		19,717
Due from financial institutions	83,198		83,198
Investment property	21,689		21,689

Total investment assets	2,266,162		2,628,596

*	Cost is defined as original cost reduced by impairment for available-for-sale equity securities and amortized cost reduces by impairment for available-for-sale and held-to-maturity debt securities. For fair value through profit or loss investments, including investment property, cost is set equal to fair value.

Schedule I

NIPPONKOA INSURANCE COMPANY, LIMITED AND SUBSIDIARIES

Summary of Investment—Other than Investments in associates—(Continued)

March 31, 2010 and 2009

Type of Investment	(Yen in millions)
March 31, 2009	Cost*	Fair value	Book value
Equity securities
Fair value through profit and loss:
Common stocks:
Public utilities	—	—	—
Banks, trust and insurance companies	—	—	—
Industrial, miscellaneous and all other	20,458	20,458	20,458
Non redeemable	56,080	56,080	56,080

Total	76,538	76,538	76,538

Available for sale:
Common stocks:
Public utilities	4,992	10,764	10,764
Banks, trust and insurance companies	100,576	152,186	152,186
Industrial, miscellaneous and other	318,343	491,974	491,974
Non redeemable	60	284	284

Total	423,971	655,208	655,208

Total of equity securities	500,509	731,746	731,746

Debt securities
Fair value through profit and loss:
Government and government agencies and author
United States	—	—	—
Other	15,159	15,159	15,159

States, municipalities and political subdivisions
United States	—	—	—
Other	—	—	—
Public utilities	98	98	98
Convertibles and bonds with warrants attached	56	56	56
All other corporate bonds	7,853	7,853	7,853

Total	23,166	23,166	23,166

Available for sales
Government and government agencies and author
United States	81,931	87,737	87,737
Other	760,264	776,254	776,254

States, municipalities and political subdivisions
United States	104	101	101
Other	81,000	82,637	82,637
Public utilities	60,399	61,168	61,168
Convertibles and bonds with warrants attached	—	—	—
All other corporate bonds	255,561	251,606	251,606

Total	1,239,259	1,259,503	1,259,503

NIPPONKOA INSURANCE COMPANY, LIMITED AND SUBSIDIARIES

Summary of Investment—Other than Investments in associates—(Continued)

March 31, 2010 and 2009

	(Yen in millions)
	Cost*	Fair value	Book value
Held to maturity
Government and government agencies and author
United States	—	—	—
Other	197,745	202,981	197,745

States, municipalities and political subdivisions
United States	—	—	—
Other	41,453	42,848	41,453
All other corporate bonds	1,800	1,884	1,800

Total	240,998	247,713	240,998

Total debt securities	1,503,423	1,530,382	1,523,667

Total securities	2,003,932	2,262,128	2,255,413

Derivative financial instruments	8,165	8,165	8,165

Loans
Due from corporate	132,261		132,261
Due from retail customer	91,174		91,174
Personal loan	18,919		18,919
Due from financial institutions	77,044		77,044
Investment property	23,681		23,681

Total investment assets	2,355,176		2,606,657

*	Cost is defined as original cost reduced by impairment for available- for- sale equity securities and amortized cost reduced by impairment for available- for-sale and held-to-maturity debt securities. For fair value through profit or loss investments, including investment property, cost is set equal to fair value.

Schedule III

NIPPONKOA Insurance Company, Limited and subsidiaries

Supplementary Insurance Information

March 31, 2010, 2009 and 2008

	(Yen in millions)
	Liabilities for loss and loss adjustment expenses	Unearned premiums	Insurance premium revenue	Claims and insurance benefit gross	Gross Premium written
Property and casualty
2010
Fire and allied line	23,065	337,656	127,796	47,730	126,170
Marine	14,645	5,024	19,403	16,128	17,585
Personal accident	19,582	29,006	51,541	28,412	51,594
Automobile	136,059	98,018	333,179	205,181	331,472
Compulsory automobile	111,719	178,637	158,369	149,069	126,907
Others	79,083	80,060	89,348	47,580	87,204

Total	384,153	728,401	779,636	494,100	740,932

2009
Fire and allied line	23,737	339,034	128,070	43,949	125,880
Marine	12,974	7,182	24,721	11,933	23,206
Personal accident	22,460	28,941	55,243	33,933	53,983
Automobile	145,195	99,724	335,153	207,416	336,629
Compulsory automobile	110,111	210,099	178,342	154,843	137,474
Others	75,007	82,091	91,925	49,485	90,392

Total	389,483	767,072	813,453	501,559	767,564

2008
Fire and allied line	32,560	341,210	127,923	21,387	124,499
Marine	12,608	8,941	25,718	12,837	26,033
Personal accident	21,234	30,210	57,090	36,528	56,938
Automobile	143,216	98,210	343,639	228,309	341,506
Compulsory automobile	105,378	250,967	188,929	149,247	178,979
Others	78,636	83,626	91,967	66,385	91,987

Total	393,633	813,164	835,266	514,692	819,942

	(Yen in millions)
	Claims reserve	Liabilities for future policy benefit	Insurance premium revenue	Claims and insurance benefit gross
Life
2010	2,819	335,091	80,398	32,432
2009	2,340	300,564	75,001	29,996
2008	2,703	265,512	70,931	26,889

Schedule IV

NIPPONKOA Insurance Company, Limited and subsidiaries

Reinsurance

March 31, 2010, 2009 and 2008

	Gross	Ceded to other company	Assumed from other companies	Net amount	Percentage of amount assumed to net
Property and casualty insurance premium
2010	689,027	(102,640)	90,609	676,996	13.4%
2009	715,696	(118,169)	97,757	695,284	14.1%
2008	736,100	(127,889)	99,166	707,377	14.0%
Life
2010	80,398	(566)	—	79,832	—
2009	75,001	(548)	—	74,454	—
2008	70,931	(476)	—	70,455	—

Schedule V

NIPPONKOA Insurance Company, Limited and subsidiaries

Valuation and Qualifying Accounts

March 31, 2010, 2009 and 2008

		Additions
	Balance of beginning of year	Charged to cost and expenses	Charged to other accounts	Reductions	Balance at end of year
2010
Accumulated depreciation	40,539	21,230		(3,976)	57,793
Valuation allowance for loan
Specific reserve	359	(20)		—	339
Collective allowance	144	3			147
Valuation allowance for receivables	558	78		(39)	597
Valuation allowance for other assets
Specific reserve	1,210	5		(72)	1,143
Collective allowance	45	21		—	66

Total	42,855	21,317	—	(4,087)	60,085

2009
Accumulated depreciation	31,916	12,046		(3,423)	40,539
Valuation allowance for loan
Specific reserve	398	(1)		(38)	359
General reserve	57	87		—	144
Valuation allowance for receivables	310	307		(59)	558
Valuation allowance for other assets
Specific reserve	1,298	9		(97)	1,210
General reserve	21	24		—	45

Total	34,000	12,472	—	(3,617)	42,855

2008
Accumulated depreciation	35,571	5,754		(9,409)	31,916
Valuation allowance for loan
Specific reserve	878	(212)		(268)	398
General reserve	152	—		(95)	57
Valuation allowance for receivables	408	—		(98)	310
Valuation allowance for other assets
Specific reserve	1,440	14		(156)	1,298
General reserve	43	(22)		—	21

Total	38,492	5,534	—	(10,026)	34,000

Schedule VI

NIPPONKOA Insurance Company, Limited and subsidiaries

Supplemental Information Concerning Property-Casualty Insurance Operations

March 31, 2010, 2009 and 2008

	(Yen in millions)
	Deferred policy acquisition costs	Policy liabilities and accruals for losses, claims and loss adjustment expenses	Unearned premiums	Premiums earned	Net investment income	Losses, claims and loss adjustment expenses
Consolidated property and casualty insurance enterprise:						Current year	Prior year
Year ended:
March 31, 2010	—	384,153	728,401	779,636	51,263	505,322	(11,222)
March 31, 2009	—	389,483	767,072	813,453	55,108	501,449	(4,321)
March 31, 2008	—	393,633	813,164	835,266	59,174	511,006	3,425

	(Yen in millions)
Consolidated property and casualty insurance enterprise:	amortization of deferred policy acquisition costs	Paid losses, claims and loss adjustment expenses	Premiums written
Year ended:
March 31, 2010	—	499,541	740,932
March 31, 2009	—	499,664	767,564
March 31, 2008	—	511,227	819,942